Form 20-F
period 2019-12-31
So-Young International Inc.
filed 2020-04-27
CIK 1758530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number: 001-38878

So-Young International Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Tower E, Ronsin Technology Center Chaoyang District, Beijing People’s Republic of China
(Address of principal executive offices)

Min Yu, Chief Financial Officer Tower E, Ronsin Technology Center, Chaoyang District, Beijing People’s Republic of China Phone: +86 10 5269 9283 Email: yumin@soyoung.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares, 13 of which represent 10 Class A ordinary shares	SY	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.0005 per share* * Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, there were 81,371,718 ordinary shares outstanding, par value of US$0.0005 per share, being the sum of 69,371,718 Class A ordinary shares (excluding treasury shares), par value of US$0.0005 per share and 12,000,000 Class B ordinary shares, par value of US$0.0005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐ Yes   ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “ADRs” are to the American depositary receipts that evidence our ADSs;

•                  “ADSs” are to our American depositary shares, with every 13 ADSs representing 10 Class A ordinary shares;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0005 per share;

•                  “Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0005 per share;

•                  “mobile MAUs” are to the sum of (i) the number of unique mobile devices that have accessed our platform through our So-Young mobile app at least once during a month, and (ii) the number of unique Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. The numbers of our mobile MAUs are calculated using internal company data that has not been independently verified, and we treat each distinguishable device and Weixin user account as a separate user for purposes of calculating mobile MAUs, although inaccuracy may result from the possibility that some individuals may use more than one mobile device, may share the same mobile device with other individuals, and/or may use both our mobile app and Weixin mini programs to access our platform;

•                  “monthly UVs” of soyoung.com, are to the number of unique IP address that various internet browsers apply to access our website, from either PC end or mobile end, at least once during a month. The numbers of our monthly UVs of soyoung.com are calculated using internal company data that has not been independently verified, and we treat each distinguishable IP address as a separate user for purposes of calculating monthly UVs, although inaccuracy may result from the possibility that some individuals may have more than one IP address and/or share the same IP address with other individuals to access our platform;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “So-Young,” “we,” “us,” “our company” and “our” are to So-Young International Inc., its subsidiaries and its consolidated affiliated entities;

•                  “shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0005 per share; and

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our mission, goals;

•                  our ability to retain and increase the number of users and expand our service offerings;

•                  our future business development, financial conditions and results of operations;

•                  expected changes in our revenues, costs or expenditures;

•                  the trends in, expected growth and the market size of the online medical aesthetics industry, both in the PRC and globally;

•                  the potential impact of the COVID-19 to the Company’s business operations and the economy in China and elsewhere generally;

•                  our expectations regarding demand for and market acceptance of our services;

•                  our expectations regarding our relationships with users and service providers;

•                  our use of proceeds;

•                  competition in our industry;

•                  general economic and business conditions in the market we have business; and

•                  relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheets data as of December 31, 2018 and 2019 and selected consolidated cash flows data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data for the year ended December 31, 2016, selected consolidated balance sheets data as of December 31, 2016 and 2017 and selected consolidated cash flow data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Revenues
Information services	19,869	143,613	415,119	833,422	119,713
Reservation services	29,221	115,692	202,107	318,215	45,709
Total revenues	49,090	259,305	617,226	1,151,637	165,422
Cost of revenues(1)	(25,192)	(44,799)	(91,563)	(198,630)	(28,531)
Gross profit	23,898	214,506	525,663	953,007	136,891
Operating expenses:
Sales and marketing expenses(1)	(62,206)	(127,462)	(306,360)	(470,033)	(67,516)
General and administrative expenses(1)	(18,043)	(29,725)	(75,442)	(160,531)	(23,059)
Research and development expenses(1)	(17,932)	(32,557)	(94,726)	(177,268)	(25,463)
Total operating expenses	(98,181)	(189,744)	(476,528)	(807,832)	(116,038)
(Loss)/Income from operations	(74,283)	24,762	49,135	145,175	20,853
(Loss)/Income before tax	(81,036)	13,221	58,254	226,459	32,527
Income tax benefits/(expenses)	—	3,981	(3,171)	(49,735)	(7,144)
Net (loss)/income	(81,036)	17,202	55,083	176,724	25,383
Accretions of convertible redeemable preferred shares to redemption value	(21,487)	(28,521)	(104,211)	(50,219)	(7,214)
Net (loss)/income attributable to ordinary shareholders of the Company	(102,523)	(11,319)	(49,128)	126,505	18,169
Net (loss)/income	(81,036)	17,202	55,083	176,724	25,383
Other comprehensive income/(loss):
Foreign currency translation adjustment	2,323	(2,203)	34,439	55,335	7,948
Total other comprehensive income/(loss)	2,323	(2,203)	34,439	55,335	7,948
Total comprehensive (loss)/income	(78,713)	14,999	89,522	232,059	33,331
Accretions of convertible redeemable preferred shares to redemption value	(21,487)	(28,521)	(104,211)	(50,219)	(7,214)
Comprehensive (loss)/income attributable to ordinary shareholders of the Company	(100,200)	(13,522)	(14,689)	181,840	26,117
Net (loss)/earnings per ordinary share
Basic	(3.81)	(0.42)	(2.00)	2.13	0.31
Diluted	(3.81)	(0.42)	(2.00)	2.00	0.29
Weighted average number of ordinary shares used in computing (loss)/earnings per share, basic	26,882,387	26,882,387	24,555,427	59,357,935	59,357,935
Weighted average number of ordinary shares used in computing (loss)/earnings per share, diluted	26,882,387	26,882,387	24,555,427	63,309,091	63,309,091

Note:

(1)         Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(96)	(89)	(1,423)	(12,752)	(1,832)
Sales and marketing expenses	(262)	(490)	(1,018)	(8,479)	(1,218)
General and administrative expenses	(1,158)	(1,675)	(10,112)	(61,579)	(8,845)
Research and development expenses	(168)	(405)	(13,306)	(21,401)	(3,074)
Total	(1,684)	(2,659)	(25,859)	(104,211)	(14,969)

The following table presents our selected consolidated balance sheet data as of December 31, 2016, 2017, 2018 and 2019.

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	18,393	440,859	563,383	884,676	127,076
Term deposits and short-term investments	92,630	81,258	643,539	1,942,860	279,074
Total current assets	140,767	552,438	1,278,451	2,957,027	424,749
Total assets	150,146	568,385	1,340,536	3,229,954	463,952
Total liabilities	54,890	140,927	302,156	587,316	84,362
Total mezzanine equity	251,356	594,421	1,395,949	—	—
Ordinary shares (US$ 0.0005 par value, 75,591,130, 67,532,720, nil and nil shares authorized as of December 31, 2016, 2017, 2018 and 2019, respectively; 26,882,387, 26,882,387, nil and nil shares issued and outstanding as of December 31, 2016, 2017, 2018 and 2019, respectively)	83	83	—	—	—
Class A Ordinary shares (US$ 0.0005 par value; nil, nil and 12,000,000 shares authorized, issued and outstanding as of December 31, 2016, 2017 and 2018; 750,000,000 shares authorized as of December 31,2019; 69,371,718 shares issued and outstanding as of December 31, 2019)	—	—	37	221	32
Class B Ordinary shares (US$ 0.0005 par value; nil, nil and 144,177,521 shares authorized as of December 31, 2016, 2017 and 2018; nil, nil and 11,290,940 shares issued and outstanding as of December 31, 2016, 2017 and 2018; 20,000,000 shares authorized as of December 31, 2019; 12,000,000 shares issued and outstanding as of December 31, 2019)	—	—	35	37	5
Total shareholders’ (deficit)/equity	(156,100)	(166,963)	(357,569)	2,642,638	379,590

The following table presents our selected consolidated cash flow data for the years presented:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(40,756)	90,877	198,985	383,822	55,131
Net cash (used in)/generated from investing activities	(108,345)	7,032	(569,372)	(1,335,013)	(191, 762)
Net cash provided by financing activities	122,690	324,671	485,414	1,268,396	182,193
Effect of exchange rate changes on cash, cash equivalents and restricted cash	180	(114)	7,497	20,597	2,960
Net (decrease)/increase in cash, cash equivalents and restricted cash	(26,231)	422,466	122,524	337,802	48,522
Cash, cash equivalents and restricted cash at the beginning of the year	44,624	18,393	440,859	563,383	80,925
Cash, cash equivalents and restricted cash at the end of the year	18,393	440,859	563,383	901,185	129,447

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history in the evolving online medical aesthetic service industry, which makes it difficult to evaluate our future prospects.

We launched our online medical aesthetic service business in November 2013 and have a limited operating history. We have limited experience in most aspects of our business operation, such as our service platform and the production of medical aesthetic-related content on our platform. In addition, we have limited experience in serving our users and medical service providers. As our business develops and as we respond to competition, we may continue to introduce new service offerings and make adjustments to our existing services and to our business operation in general. Any significant change to our business model that does not achieve expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

The online medical aesthetic platform service industry may not develop as expected. Prospective users and medical service providers may not be familiar with the development of online medical aesthetic service markets and may have difficulties distinguishing our services from those of our competitors. Convincing prospective users and medical service providers of the value of using our services is important to the success of our business.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•                  manage our future growth;

•                  offer personalized and competitive online medical aesthetic services;

•                  increase the utilization of our service by existing and new users;

•                  maintain and enhance our relationships with medical service providers and our other partners;

•                  navigate the evolving regulatory environment;

•                  enhance our technology infrastructure to support the growth of our business;

•                  improve our operational efficiency;

•                  attract, retain and motivate talented employees;

•                  cope with economic fluctuations; and

•                  defend ourselves against legal and regulatory actions.

Our historical growth rates may not be indicative of our future growth. If we are unable to manage the growth and increased complexity of our business, fail to control our costs and expenses, or fail to execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced rapid growth in our business and operations since our inception. Our total revenues increased by 138.0% from RMB259.3 million in 2017 to RMB617.2 million in 2018, and further increased by 86.6% to RMB1,151.6 million (US$165.4 million) in 2019. Our gross profit increased significantly by 145.1% from RMB214.5 million in 2017 to RMB525.7 million in 2018, and further by 81.3% to RMB953.0 million (US$136.9 million) in 2019. Our gross margin increased from 82.7% in 2017 to 85.2% in 2018, and came decreased to 82.8% in 2019. However, our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in future periods. Our revenue growth may slow, or our total revenues may decline for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing down of China’s medical aesthetic industry, emergence of alternative business models, and general economic conditions. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

We may be subject to consumer claims, regulatory or professional investigations and litigations regarding the medical information and services offered on our platform, which could materially and adversely affect our brand, reputation, and results of operations.

We have implemented a screening procedure through verifying the qualifications and required licenses of medical service providers and paying regular visits to medical service providers, and also have recorded the contact person details of such medical service providers. However, we cannot assure you that all the information of the medical service providers we have is updated in a timely manner. Pursuant to the PRC Consumer Protection Law, under the circumstances where the users suffer injuries or damages due to the service reserved on our platform, they may bring claims or legal proceedings against us as a platform service provider if we fail to provide the real names, addresses and valid contact details of the medical service providers in the event that users request such information for purposes of seeking compensation from the medical service providers. Furthermore, if we know or should have known that medical service providers on our platform use our platform to infringe upon the legitimate rights and interests of users but we fail to take necessary measures, we may be subject to joint and several liability with the medical service providers. Users may also seek refunds in such situations.

We do not provide any medical treatment ourselves. Medical service providers make their own decisions regarding the medical services provided to our users. Any incorrect decisions on the part of our service providers may result in undesirable or unexpected outcomes, including complications, injuries and potentially death in the most extreme cases. We may be subject to complaints, claims or legal proceedings initiated by our users as a result of any negative physical reaction to services reserved on our platform. In addition, unsatisfactory services provided by the doctors may result in users bring complaints and claims to us. We have implemented a strict procedure to verify the qualifications and required licenses of the medical service providers we partner with. However, we cannot assure you that all our medical service providers are fully licensed and qualified as required by PRC law. Pursuant to the PRC E-Commerce Law that became effective on January 1, 2019, we are required to verify the identities of the persons doing online businesses over our platform (such as medical service providers on our platform), including but not limited to verification of business licenses and other required qualifications or licenses, and shall take necessary steps if we find out or should have found out that services provided by a service provider do not comply with the requirements of health and safety protections. If we are deemed to have failed to verify the service providers’ qualifications and licenses, or failed to otherwise perform our obligations as a platform with respect to services that are pertinent to the life and health of consumers provided through our platform, we may be subject to potential sanctions under PRC law, including suspension of certain business activities, rectification, compensation, and administrative penalties, and may face civil and criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Consumer Protection” and “Regulation—Regulations on E-commerce.”

In addition, as medical aesthetic service focuses on improving our users’ physical appearance, users may have varying expectations of the magnitude of improvement that may result from the medical aesthetic services. Users who are dissatisfied with the services received may request refunds and other compensation from us, complain on our platform and other social media platforms and/or file legal claims against us. We have experienced complaints from our users in the past, and we cannot assure you that we will be able to successfully manage users’ expectation and prevent their complaints, allegations and other claims in the future. Such complaints, allegations and other claims, regardless of merits, may have a material adverse effect on our reputation, business, results of operations, financial condition and prospects. Although we sometimes offer complimentary services, refunds and/or other insignificant amount of monetary compensations to address users’ complaints, the amounts of which have been immaterial historically, we cannot assure you that we can successfully address all user complaints in the future. Moreover, we require all platform users to have full legal capacity, and minors to be accompanied by their legal guardians, when they use medical services reserved or accessed through our platform. However, we cannot assure you that we can prevent all medical service providers from performing medical procedures on minors without parental consent, or prevent all minors from obtaining medical treatment from service providers without providing parental consent. Such non-compliance by users who are minors or by medical service providers could materially and adversely affect our brand image and reputation.

We may be subject to regulatory or professional investigations and litigations. Any complaint, claim or legal proceeding, regardless of merit, could adversely affect our brand image and reputation. In addition, any legal proceeding that may be brought against us could divert management resources and incur extra costs. A settlement or successful claim against us can result in legal costs, damages, compensation and reputational damage to use and may adversely affect our business, results of operations, financial condition and prospects.

Characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits may have material impacts on our operations.

We dedicate ourselves to providing transparent information. The information available on our platform includes but is not limited to information provided by medical service providers, including their registration or practicing license details, contact information, the services they provide, the price of such services and reviews and Beauty Diaries associated with the service providers contributed by users. We also connect our users with medical service providers on our platform. We have adopted internal control and platform regulation measures seeking to ensure the authenticity and pertinence of the medical aesthetic information available on our platform. and endeavor to prevent the information disseminated on our platform from being considered medical, drug or other medical device advertisements.

We believe it is improbable that PRC governmental authorities will deem the content or the format of the information disseminated from and displayed on our platform to constitute medical, drug or other medical device advertisements, and we have not been subject to any regulatory authority’s inquiries or investigations in connection with the content or format of information disseminated from and displayed on our platform. However, as advertisement is currently defined vaguely and broadly under the relevant PRC laws and regulations and the available regulatory interpretations, we cannot assure you that the information provided by medical aesthetic services providers on our platform will not be deemed by relevant authorities as advertisement.

If certain information listed on our platform is considered medical advertisement, it will subject us to regulations that may have material impacts on our operations. Medical, drug and/or medical devices advertisement must be approved by relevant PRC authorities before they are distributed, and distributors, among other obligations, are required to review the applicable licenses and permits of the medical service providers, ensure the content displayed is fair and accurate, and take steps to monitor the content of advertisements displayed on their platforms. In addition, distributors are required to label advertisements from other information so that consumers will not be misled. Furthermore, we may be required to scale back, rearrange or alter the content or format of information displayed on our platform, thereby affecting the fundamental of our business model. As a result, compliance with laws and regulations applicable to the advertisement industry could materially and adversely affect our business prospects, results of operations and financial condition. In addition, we will also be subject to increased liability under these laws and regulations and may incur additional costs, such as fines or other penalties, if we fail to comply. Such liabilities and costs could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Advertising.” Moreover, we may be subject to additional taxes applicable to the advertisement industry.

If we fail to anticipate user preferences and provide high-quality and reliable content in a cost-effective manner, we may not be able to attract and retain users to remain competitive.

Our success depends on our ability to maintain and grow user engagement on our platform. To attract and retain users and compete against our competitors, we must continue to offer high-quality and reliable content to provide our users with a superior online medical aesthetic service experience. To this end, we must continue to produce original content and source new professional and user-generated content in a cost-effective manner. Given that we operate in a rapidly evolving industry, we need to anticipate user preferences and industry changes and respond to such changes timely and effectively. If we fail to continue to offer high-quality and reliable content to our users that cater to the needs and preferences, we may suffer from reduced user traffic and engagement, and our business, financial condition and results of operations may be materially and adversely affected.

In addition to content generated by our users, we rely on our in-house team to generate creative ideas for original content and to supervise the original content origination and production process, and we intend to continue to invest resources in content production. We face competition for qualified personnel in a limited pool of high-quality creative talent. If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our original content production capabilities would be negatively impacted. Any deterioration in our in-house content production capability, inability to attract creative talents at reasonable costs or losses in personnel may materially and adversely affect our business and operating results.

If content providers do not continue to contribute content that is high-quality, reliable or otherwise valuable to our users, we may experience a decline in user traffic and user engagement.

In addition to content produced by ourselves, our ability to provide users with interesting, reliable and industry-specific content depends on information and content contributed by our users. We believe that one of our competitive advantages is the quality, quantity and open nature of the content on our platform, and that access to reliable, rich and industry-specific content is one of the main reasons users visit So-Young. We seek to foster a broader and more engaged user community, and we encourage influencers, such as social media celebrities and key opinion leaders, and doctors to use our platform to share interesting and high-quality content.

If content providers do not continue to contribute content to our platform as a result of any factors, such as government policy changes and use of alternative communication channels or if their content is not high-quality, reliable or otherwise valuable to users, we may be unable to provide users with attractive content and our user base and user engagement may decline. For example, in 2019, we found that some of our Beauty Diaries contained fraudulent information and were intentionally created to increase the ratings of certain medical aesthetic provides. If we experience a decline in the number of users or the level of user engagement, our business and operating results could be materially and adversely affected.

Our business may be materially and adversely affected by an unfavorable market perception of the overall medical aesthetic industry.

Medical aesthetic services have been gaining popularity in recent years. However, we believe that existing and potential users of the medical aesthetic service industry remain cautious about the risks inherent in medical aesthetic services and are therefore sensitive to any negative review, comment or allegations on the industry in general. Any such allegations, negative news or research results regarding accident, ineffectiveness of services, health risks or inadequate services standard by any medical aesthetic service provider, regardless of merits, may lead to deterioration in consumer confidence in and market perception of the medical aesthetic service industry, and could lead to reduced demand for medical aesthetic services. Moreover, market perception of the medical aesthetic industry may be adversely affected by external factors beyond our control, including restrictive government policies and guidance. As a participant to the industry, we could consequently be exposed to reputational harm and our business, results of operations, financial condition and prospects may be adversely affected.

We depend significantly on the strength of our brand and reputation. Any failure to maintain and enhance, or any damage to, our brand image or reputation could materially and adversely affect our business, results of operations, financial condition and prospects.

Our reputation and brand recognition, which depend on cultivating awareness, trust and confidence among our current or potential users, is critical to the success of our business. We believe a well-recognized brand is crucial to increasing our user base and, in turn, facilitating our effort to monetize our services and enhancing our attractiveness to our users and service providers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits and other claims in the ordinary course of our business, perceptions of conflicts of interest and rumors, including complaints made by our competitors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed.

In addition, any perception that the quality of our medical aesthetic services may not be the same as or better than that of other medical aesthetic service platforms can damage our reputation. Any negative media publicity about any of the services available on our platform or product or service quality problems at other online medical aesthetic service platforms, including at our competitors, may also negatively impact our reputation and brand. Negative perceptions of medical aesthetic products and services, or the industry in general, may reduce the number of users coming to our platform and the number of transactions conducted through our platform, which would adversely impact our revenues and liquidity position.

We are subject to uncertainties, changes and developments in the regulatory framework in China with respect to the provision of online medical aesthetic services industry.

As the online medical aesthetic service industry in China is at a relatively early stage of development, applicable laws and regulations may be adopted from time to time to address new issues and may require additional licenses and permits other than those we currently have obtained. As a result, substantial uncertainties exist with regard to the implementation and interpretation of and compliance with current and any future laws and regulations applicable to our business. We cannot assure you that we will be able to meet all the applicable regulatory requirements, or comply with all the applicable regulations and guidelines at all times. Failure to do so could result in sanctions, fines, penalties or other disciplinary actions, including, among other things, limitations or prohibitions on our future business activities, which may harm our reputation, and consequently materially and adversely affect our financial condition and results of operations.

We face risks related to health epidemics, natural disasters, and other outbreaks, which could significantly disrupt our operations.

Given the nature of the medical aesthetic industry, our business could be significantly and adversely affected by health epidemics, including the effects of the COVID-19 outbreak in China and globally, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu or Severe Acute Respiratory Syndrome, or SARS. In addition, our business operations could be disrupted if any of our employees is suspected of having COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic disease, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

In recent years, there have been outbreaks of epidemics in China and globally. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, beauty salons, private hospitals and clinics across China.

We have taken a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. These measures could reduce the capacity and efficiency of our operations which in turn could negatively affect our results of operations. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

•                  given the slowdown in China’s domestic market as well as the negative impact of the COVID-19 outbreak on the medical aesthetics industry, we cannot assure that our information service revenues and reservation service revenues will not experience fluctuation or that we can maintain the growth rate we have experienced;

•                  we may experience lower work efficiency and productivity, which may adversely affect our service quality;

•                  the business operations of our service providers have been and could continue to be negatively impacted by the outbreak, which may result in loss of service providers or disruption of our services and decreased marketing spending and less fees paid to our platform, which may in turn materially adversely affect our financial condition and operating results;

•                  service providers on our platform may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We have provided and may continue to provide significant sales incentives to our users and service providers during the outbreak, which may in turn materially adversely affect our financial condition and operating results;

•                  many of our service providers are small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an pandemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted; and

•                  many dental service providers have reduced business operations due to the quarantine measures related to the COVID-19 outbreak, which could result in decreased marketing spending and less cooperation, If we fail to manage our expansion and new business initiatives effectively or efficiently, our business and results of operations may be materially and adversely affected.

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, but our business in first quarter of 2020 was adversely affected. In addition, the COVID-19 outbreak may further adversely affect our financial condition and operating results for 2020, including but not limited to negative impact to our total revenues or impairment to our long-term investments. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reimposition of restrictions. Because of the uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at the time of this annual report.

We have been, and may continue to be, subject to liabilities for infringement, misappropriation or other violations of third-party intellectual property rights or other allegations based on the content available on our platform or services we provide.

We have historically been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects. We allow users to upload written materials, images, videos and other content on our platform and download, share, link to and otherwise access audio, video and other content on our platform. In addition, we regularly distribute articles, images, audios, videos and other content on our platform and our social media accounts. Although we have set up comprehensive procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available on our platform, it is not possible for us to identify and remove or disable all potentially infringing content that may exist. As a result, third parties may take action and file claims against us if they believe that certain content available on our platform violates their copyrights, rights of reputation, image rights or other intellectual property rights. We have been involved in litigation based on allegations of infringement of third-party intellectual property, including rights of reputation and image rights, due to the content available on our platform. We paid (or are obligated to pay) an aggregate of RMB11.7 million (US$1.7 million) to plaintiffs in alleged intellectual property right infringement lawsuits against us between January 1, 2017 and December 31, 2019, as a result of settlements or adverse judgments. As of December 31, 2019, a total of 96 lawsuits against us in connection with our platform were still pending, with the aggregate amount of damages sought under these pending cases being approximately RMB11 million (US$1.6 million).

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. Companies in the internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights or other related legal rights. We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights or other intellectual property rights held by third parties. Although we have, through our own in-house team or by cooperating with third parties, invested significant time and resources in registering our trademarks and other intellectual property rights, we cannot assure you that we have registered all the trademark rights necessary in our daily operation with competent governmental authorities. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we may need to resort to litigation to enforce our intellectual property rights and we also face a higher risk of being the subject of intellectual property infringement claims. Pursuing or defending intellectual property litigation is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Any claims against us, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have adverse effect on our business, financial condition and prospects.

Although we have not been subject to claims or lawsuits with respect to copyright infringement outside of China, we cannot assure you that we will not become subject to copyright laws or legal proceedings initiated by third parties in other jurisdictions, such as the United States, as a result of the ability of users to access our content in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to, upon enforcement, (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our platform or (iii) enter into royalty or license agreements that may not be available on commercially reasonable terms or at all. In these cases, our business, financial condition and prospects may be adversely affected.

We may not prevent our medical service providers from breaching their contractual obligations and failing to pay the full amount of fees owed to us, which could materially and adversely affect our financial condition and results of operations.

We charge reservation service fees from the medical service providers on our platform when our users use their services as a result of sales leads generated from our platform, as long as the service provider is active on our platform. In most cases, users make reservations with the medical service providers directly on our platform. However, in some circumstances, users may decide to purchase different or additional services during their on-site visits. In these cases, our medical service providers are under contractual obligations to make supplemental payments to us based on the actual transaction value. We have implemented rigorous monitoring procedures and comprehensive platform rules to prevent our medical service providers from underreporting transaction value and failing to pay the full amount of reservation service fees due to us. For example, we reach out to users after their visits and confirm the actual services they have purchased, and we impose monetary and other penalties in accordance with our platform rules against any medical service provider who is found to have misreported the transaction value or underpaid fees. However, we cannot assure you that we can prevent all our medical service providers from breaching their contractual obligations to us and failing to pay the full amount of reservation service fees owed to us. If there is an increase in the level of underpayment or nonpayment by our medical service providers, our business, financial condition and results of operation can be materially and adversely affected.

We face significant competition; if we are unable to compete effectively, we may lose our market share, and our results of operations and financial condition may be materially and adversely affected.

As the market for online medical aesthetic services is relatively new, rapidly evolving and intensely competitive, we expect competition to continue and intensify in the future. We face competition from leading search engines, other online medical aesthetic service platforms and general online e-commerce platforms. We expect competition to intensify in the future as current competitors diversify and improve their service offerings and as new participants enter the market. We cannot assure you that we will be able to compete effectively or efficiently with current or future competitors. They may be acquired by, receive investment from or enter into strategic relationships with established and well-financed companies or investors, which would help enhance their competitiveness. Furthermore, the current competitors and new entrants in the online medical aesthetic industry may also seek to develop new service offerings, technologies or capabilities that could render some of the services we offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than we do. The Chinese medical aesthetic service market faces competition from developed markets such as South Korea, Japan, Hong Kong and Taiwan. The failure of Chinese service providers to compete effectively against their overseas counterparts may materially and adversely impact our financial results. The occurrence of any of these circumstances may hinder our growth and reduce our market share, and thus our business, results of operations, financial condition and prospects would be materially and adversely affected.

Our current level of information and reservation services fee rates may decline in the future as a result of competitive and other industry-related factors, and any material reduction in our fee rates may reduce our profitability and materially and adversely affect our business.

We may experience pressure on our information and reservation services fee rates as a result of the competition we face in the online medical aesthetic service industry, as well as macroeconomic factors that are beyond our control. We derive substantially all of our revenues from information and reservation services fees paid by medical aesthetic service providers on our platform.

As the online medical aesthetic industry in China is experiencing significant growth and intensifying competition, we expect that average fee rates for certain medical aesthetic treatment and procedures to decrease. We believe that any downward pressure on these fee rates would likely continue and intensify as more players enter the market. A decline in the industry average fee rates in China could in turn lower our fee rates. If our information or reservation services fee rates decrease significantly, our business, results of operations and financial condition may be materially and adversely affected.

Fraudulent or other illegal activities on our platform could negatively impact our brand and reputation and cause the loss of users. As a result, our business may be materially and adversely affected.

We may be subject to fraudulent or illegal activities on our platform, sometimes through sophisticated schemes or collusion. Our resources, technologies, fraud detection tools and risk management system may be insufficient to accurately detect and timely prevent fraud and misconduct. A significant increase in fraudulent or other illegal activities could negatively impact our brand and reputation, result in losses suffered by users and medical service providers, and reduce user activity on our platform. For example, one news report alleged that some medical aesthetic providers on our platform were found to sell illegal injection products offline when users walk in for their reservations in 2019. We may need to adopt additional measures in the future to prevent and reduce fraud and other illegal activities, which could increase our costs. High-profile fraudulent and other illegal activities could also lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our reputation and financial performance could be materially and adversely affected.

Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or MIIT, national and local health commissions, the National Radio and Television Administration or NRTA, the National Medical Products Administration, or the NMPA, the State Administration for Industry & Commerce, and other governmental authorities in charge of the relevant categories of services offered by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online medical aesthetic business, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment.

We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, our platform offers live video broadcasting, video recordings of live streaming videos and original short videos created by ourselves and our service providers. According to the PRC Administrative Provisions on Internet Audio-Visual Program Services, a provider of online audio-visual service is required to obtain a license for online transmission of audio-visual programs, or Audio-Visual License. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Audio-Visual Program Services.” We have not obtained the Audio-Visual License for providing internet audio-visual program services and content through our platform in China and we may not be eligible for the Audio-Visual License, because the current PRC laws and regulations require an applicant to be a wholly state-owned or state-controlled entity. In addition, because uncertainty remains regarding the interpretation of relevant concepts including “online publications” under the current PRC laws and regulations, the provision of our self-produced content, including articles on medical aesthetic services, on our online platform may be considered “online publishing” and we may be required to obtain an Internet Publishing License, which we currently do not have. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Publishing.” According to the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation), internet diagnosis and treatment activity shall be provided by medical institution that has obtained the Medical Institution Practicing License and the medical institution shall apply for registration of Internet diagnosis and treatment activity. However, the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation) does not provide a clear definition on the Internet diagnosis and treatment activity. We may be required to obtain a Medical Institution Practicing License if certain interactive medical aesthetic feature provided by on our platform is further defined by the competent regulatory authority as internet diagnosis and treatment activity. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Medical Services.”

As of December 31, 2019, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities for lack of approvals and permits. However, we cannot assure you that we will not be subject to any warning, investigations or penalties in the future. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits, or subject to various penalties, including fines, termination or restrictions of the part of our business or revoking of our business licenses, which may adversely affect our business and materially and adversely affect our business, financial conditions and results of operations.

Any change, disruption or discontinuity in the features and functions of major social networks in China could significantly limit our ability to continue growing our user base, and our business may be materially and adversely affected.

Our success depends on our ability to attract new users and retain existing users. We leverage social networks in China as a tool for user acquisition and engagement. We distribute a substantial part of our content through these social network platforms. To the extent that we fail to leverage such social networks, our ability to attract or retain users may be severely harmed. If any of these social networks makes unfavorable changes to its functions or support, or cease to offer its functions or support to us, we may not be able to locate alternative platforms of similar scales to provide similar functions or support to us. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business. Any interruption to or discontinuation of our relationship with the major social network operators in China may severely and negatively impact our ability to continue growing our user base and result in material adverse effect on our business, financial condition and results of operations.

Our expansion plans, including our plans to expand into new business lines and geographic areas, are subject to uncertainties and risks, and we may not be able to successfully manage our expanded operations.

To serve our expanding user base and our users’ evolving medical service needs, we continuously expand into new geographic areas and offer new services. Expansion into diverse locations and business categories involves new risks and challenges. Our lack of familiarity with these new geographic areas and service offerings may make it more difficult for us to anticipate user demand and preferences.

We have mainly focused on service providers in the major urban centers in China, and we plan to expand our nationwide network coverage to penetrate further into China’s smaller cities. We also plan to expand further into international markets. There is no assurance that our geographic expansion strategies will be successful. As we enter markets and countries that are new to us, we must tailor our services and business model to the unique circumstances of such markets and countries, which can be complex, difficult and costly, and divert management and personnel resources. In addition, we may face competition from platforms that may have more experience with operations in such markets and countries. In addition, laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses, or our failure to adapt our practices, systems, processes and business models effectively to user preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins as our revenues from these markets grow over time.

We also plan to continue to introduce and expand new services on our platform. Expansion into diverse new products and service categories involves new risks and challenges. Our lack of familiarity with these new service offerings and lack of relevant customer data may make it more difficult for us to anticipate customer demand and preferences and manage legal, operational, competitive and other risks. We cannot assure you that we will be able to recoup our investments in introducing these new service categories. For example, many dental service providers on our platform have reduced business operations due to the quarantine measures related to the COVID-19 outbreak, which could result in decreased marketing spending on and less cooperation with our platform. We are cognizant that there are many unknowns relating to the duration, severity and overall macroeconomic impact of the outbreak. If we fail to execute our expansion strategies effectively or address the challenges and risks we encounter when executing our expansion strategies, our business and results of operations could be materially and adversely affected.

We have incurred net losses in the past, and we may again incur losses in the future.

While we generated net income in 2017, 2018 and 2019, we incurred a net loss in 2016. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, attract users, further enhance and develop our service offerings, enhance our technology capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the transaction volume achieved on our platform may be lower than expected, which may lead to lower-than-expected revenues. Furthermore, we have adopted a share incentive plan in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate all of our total revenues from information and reservation services fees charged to medical aesthetic service providers we partner with. Any material decrease in our information or reservation services fees would have a substantial impact on our financial condition. As a result of the foregoing and other factors, we may again incur net losses in the future.

Any failure to protect our content and other intellectual property could harm our business and competitive position.

We believe that trademarks, trade secrets, copyright and other intellectual property we use are critical to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Intellectual property rights and confidentiality protections in China may not be as effective as those in the U.S. or other countries for many reasons, including lack of procedural rules for discovery and evidence, and low damage awards. Implementation and enforcement of China intellectual property laws have historically been deficient and ineffective. As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position.

In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and our reputation. In particular, we may have difficulty addressing the threats to our business associated with piracy of our content, particularly our original content. Our content may be potentially subject to unauthorized consumer copying and illegal digital dissemination without an economic return to us. We adopt a variety of measures to mitigate risks associated with piracy, including by litigation and through technology measures. We cannot assure that such measures will be effective.

In addition, while we typically require our employees who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. In addition, such agreements may be breached. Accordingly, we may be forced to bring claims against third parties, or defend claims that they may bring against us related to the ownership of such intellectual property.

Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention. The experience and capabilities of China courts in handling intellectual property litigation varies and outcomes are unpredictable.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.

As we serve as a social platform for our users, we may be held liable for content that is posted, made available through or linked to our platform. Although we have required our content providers to post only legally compliant and inoffensive materials and have set up screening procedures, our requirements and screening procedures may fail to eliminate all potentially noncompliant content. As the live video broadcasting communications on our platform are conducted in real time, we are generally unable to examine the content generated before they are streamed. Therefore, it is possible that some of the live content on our platform may engage in illegal, obscene, incendiary or subversive conversations or activities, including posting of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations. In addition, we may fail to fully screen and prevent medical service providers from posting inauthentic user pictures and reviews on our platform. If the PRC authorities find that we have not adequately managed or supervised the content on our platform, they may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform. Moreover, we may face potential claims for libel or slander in connection with our platform content, or a third party may find content on our platform offensive or indecent and take other legal action against us. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources. If we incur costs or liability as a result of these events, our business, financial condition and operating results could be adversely affected.

Privacy concerns relating to our services and the use of user information could negatively impact our user base or user engagement. If we fail to protect the confidential information of our users, whether due to cyberattacks, computer viruses, physical or electronic break-ins, or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.

Concerns about the collection, use, disclosure or security of personal information or chat history or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users, customers and service providers and subject us to regulatory investigations, all which may adversely affect our business. We collect contact information, browsing history and other personal data from our users in order to better understand our users and their needs and to support our big data analytical capabilities for more targeted services. Due to the volume and sensitivity of the personal information and biometric data we collect and manage, the security features of our platform and information systems are critical. We have adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. We also conduct a rigorous data-masking process before providing user information to medical aesthetic professionals. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and service providers and have an adverse effect on our business and operating results.

In addition, any systems failure or compromise of our security that results in the unauthorized access to or release of the data of our users or service providers could significantly harm our reputation and brand. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base. Our practices may also become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. In addition to the possibility of fines, such inconsistency could result in substantial costs or requirement that we change our practices, which could have an adverse effect on our business and operating results. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

We rely on proper operation and maintenance of our online platform. Any deficiencies, malfunction, capacity restraint, operation interruption or undetected programming failure or flaws could harm our reputation and adversely affect our business.

We conduct our business activities through our online platform. Therefore, the satisfactory performance, reliability and availability of our online platform are critical to our success and our ability to attract and retain users. The reliability and availability of our online platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our users could be adversely affected. In addition, service interruptions can prevent users from accessing our platform and making transactions, and frequent interruptions could frustrate users and discourage them from using our platform, which could cause us to lose users and adversely affect our operating results.

In addition, our platform and internal systems rely on software that is highly technical and complex, and depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected programming errors or flaws. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for users using our platform or disruptions to the operations of our medical service providers, delay introductions of new features or enhancements, result in errors or compromise our ability to support effective user service and enjoyable user engagement. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation and loss of users, which could adversely affect our business, results of operations and financial conditions.

Failure or poor performance of third-party software, infrastructure or systems on which we use could adversely affect our business. In particular, our users use third-party payment service providers to make payments on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

We use third parties to provide and maintain certain infrastructure that is important to our business. If such services become limited, restricted, curtailed or less effective or more expensive in any way or become unavailable to us for any reason, our business may be materially and adversely affected. The infrastructure of our third-party service providers may malfunction or fail due to events out of our control, which could disrupt our operations and have a material adverse effect on our business, financial condition, results of operations and cash flows. Any failure to maintain and renew our relationships with these third parties on commercially favorable terms, or to enter into similar relationships in the future, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Historically, we had engaged in collecting payments on behalf of third parties, which may be deemed as having provided payment settlement services, thereby exposing us to potential penalties. We have since begun to cooperate with several third parties for the billing, payment and escrow functions on our platform. The commercial banks and third-party online payment service providers that we work with are subject to the supervision by the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the availability of services provided by such entities for us. For example, in November 2017, the PBOC published a notice (the “PBOC Notice”) on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. We believe that our partnership with the commercial banks and third-party online payment service providers are not in violation of the PBOC Notice, but we cannot assure you that the PBOC or other governmental authorities will hold the same view with ours. If required by the PBOC or new legislation, the commercial banks or the payment service providers may modify or suspend the services they offer to us, and we may be required to obtain additional license and incur additional expenses. If the PBOC or other governmental authorities deem our cooperation with the commercial banks and payment service providers as in violation of relevant laws and regulations, we may be subject to penalties, fines, legal sanctions or suspension of the relevant functions on our platform. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Payment Services.”

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or suspend or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

We currently cooperate with Apple’s app store and major PRC-based Android app stores to distribute our So-Young mobile application to users. As such, the promotion, distribution and operation of our application are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute our application, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on the further acceptance of the internet and particularly the mobile internet as an effective platform for assessing medical aesthetic services and content.

While the internet and the mobile internet have gained increased popularity in China as platforms for medical aesthetic products and content in recent years, many users have limited experience in accessing medical aesthetic services online. For example, users may not consider online content to be reliable sources of medical aesthetic information. If we fail to educate users about the value of our content, our platform and our services, our growth may be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and the mobile internet as an effective and efficient platform for medical aesthetic services and content is also affected by factors beyond our control, including negative publicity around online medical aesthetic services and potential restrictive regulatory measures taken by the PRC government. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

Real or perceived inaccuracies in our operating metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as mobile MAUs and purchasing users, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology. We calculate these operating metrics using internal company data that have not been independently verified. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business.

Our success depends on the continuing service of our key employees, including our senior management members and other talent. If we fail to hire, retain and motivate our key employees, our business may suffer.

Our key executives have substantial experience and have made significant contributions to our business, and our continued success is dependent upon the retention of our key management executives, as well as the services provided by our staff and a number of other key managerial, marketing, business development, customer service, technical and operations personnel. The loss of such key personnel could have a material adverse effect on our business. Growth in our business is dependent, to a large degree, on our ability to retain and attract such employees.

Competition for well-qualified employees in all aspects of our business is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management, our business, results of operations, financial condition and prospects may be adversely affected.

From time to time we may evaluate and potentially consummate investments and acquisitions or enter into alliances, which may require significant management attention, disrupt our business and adversely affect our financial results.

We may identify strategic partners to form strategic alliances or invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. These investments may involve minority stakes in other companies, acquisitions of entire companies or acquisitions of selected assets.

Any future strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our operating results may fluctuate from period to period, which makes our operating results difficult to predict and could cause our revenue, expenses and profitability to differ from our past performance and/or expectations during certain periods.

The performance of our businesses is subject to seasonal fluctuations. Our business is typically the slowest during the Chinese New Year, which generally falls in the first quarter of the year. In contrast, our business is the strongest and we experience highest volume of sales and platform activities in the fourth quarters of a year. As a result, we believe that comparisons of our operating results over any interim periods in the past may not be an accurate indicator of our future performance. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth, but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

We have limited business insurance coverage.

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

Since we launched our business, we have raised substantial financing to support the growth of our business. We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, develop new services or further improve existing services, expand into new geographic areas and acquire complementary businesses and technologies.

However, additional funds may not be available when we need them on reasonable terms, or at all. Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including but not limited to:

•                  our market position and competitiveness in the online medical aesthetic service industry;

•                  our future profitability, overall financial condition, results of operations and cash flows;

•                  general market conditions for capital raising activities by online medical aesthetic platforms and other internet companies in China; and

•                  economic, political and other conditions in China and internationally.

If we are unable to obtain adequate financing or financing on satisfactory terms, our ability to continue to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be adversely affected. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Changes in the level of consumer confidence and spending in China or a general downturn in the Chinese and global economy could materially and adversely affect us.

Our business, financial condition and results of operations are sensitive to changes in overall economic conditions that affect consumer spending in China. The medical aesthetic industry is sensitive to general economic changes. Any slowing in growth rate or decrease in per capita disposable income in China may negatively impact spending by consumers on medical aesthetic services. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Increases in labor costs in the PRC and enforcement of stricter labor laws and regulations may adversely affect our business and results of operations.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, paying minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees, and our business, financial condition and results of operations will be adversely affected.

We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which may result in significant share-based incentive expenses.

We have adopted the Second Amended and Restated 2018 Share Plan, or the Plan, in March 2019 for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. As of February 29, 2020, options to purchase 2,807,754 ordinary shares were granted and outstanding under the Plan.

We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to the initial public offering in May 2019, we were a private company with limited accounting personnel and other resources with which we addressed our internal controls. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In auditing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).

A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our material weakness relates to our lack of a sufficient number of financial reporting personnel with the appropriate level of knowledge and experience in the application of U.S. GAAP and Securities and Exchange Commission, or SEC, rules and regulations commensurate with our reporting requirements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness and other control deficiencies, we have taken measures to remedy the material weakness. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain adequate internal controls, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions. We could also be required to restate our historical financial statements.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain telecommunication businesses and certain other businesses, such as provision of online medical aesthetic information and services, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of online medical aesthetic information and service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are an exempted company incorporated in the Cayman Islands. Beijing So-Young Wanwei Technology Consulting Co., Ltd., or So-Young Wanwei, is our PRC subsidiary and a wholly foreign-owned enterprise under PRC laws. To comply with PRC laws and regulations, we conduct our businesses in China through Beijing So-Young Technology Co., Ltd., or Beijing So-Young, and Beijing Chiyan Medical Beauty Consulting Co., Ltd., or Beijing Chiyan, our consolidated affiliated entities, and their subsidiaries, based on a series of contractual arrangements by and among So-Young Wanwei, our consolidated affiliated entities and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their financial results in our financial statements under U.S. GAAP.

In the opinion of our PRC counsel, CM Law Firm, the ownership structure of So-Young Wanwei and our consolidated affiliated entities does not result in any violation of PRC laws and regulations currently in effect, and the contractual arrangements between So-Young Wanwei, our consolidated affiliated entities and their respective shareholders as governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•                  revoking the business licenses and/or operating licenses of such entities;

•                  imposing fines on us;

•                  confiscating any of our income that they deem to be obtained through illegal operations;

•                  terminating or placing restrictions or onerous conditions on our operations;

•                  placing restrictions on our right to collect revenues; and

•                  shutting down our servers or blocking our mobile apps and websites.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our consolidated affiliated entities in China that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our consolidated affiliated entities, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with consolidated affiliated entities and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities. For example, our consolidated affiliated entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our consolidated affiliated entities in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated affiliated entities and their respective shareholders of their obligations under the contracts to exercise control over our consolidated affiliated entities respectively. The shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our consolidated affiliated entities. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our consolidated affiliated entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our consolidated affiliated entities or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of any of our consolidated affiliated entities were to refuse to transfer their equity interests in our consolidated affiliated entities to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Beijing So-Young are Mr. Hui Shao, Mr. Xing Jin and Mr. Tao Yu, and the shareholders of Beijing Chiyan are Mr. Xing Jin and Mr. Tao Yu. Mr. Xing Jin is our co-founder and chief executive officer, and Tao Yu is our co-founder, former chief information officer, and a consultant of our company. Nevertheless, conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of our consolidated affiliated entities. These shareholders may breach, or cause our consolidated variable entities to breach, or refuse to renew, the VIE Contractual Arrangements we have with them and our consolidated variable entities, which would have a material and adverse effect on our ability to effectively control our consolidated variable entities and receive economic benefits from such entity. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe fiduciary duties to our company, including duties to act in good faith and in what they believe to be the best interest of our company and not to use their positions for personal gain. The shareholders of our consolidated affiliated entities have executed powers of attorney to appoint So-Young Wanwei or a person designated by So-Young Wanwei to vote on their behalf and exercise voting rights as shareholders of our consolidated affiliated entities. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated affiliated entities owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our consolidated affiliated entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our affiliated entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our consolidated affiliated entities, the entity holds certain assets that are material to the operation of our business, including permits, domain names and most of our IP rights. If any of our consolidated affiliated entity goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our consolidated affiliated entities may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If any of our consolidated affiliated entity undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, which became effective on January 1, 2020. Pursuant to the Implementation Regulations, in the event of any discrepancy between the Foreign Investment law and the Implementation Regulations and relevant requirements for foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Regulations shall prevail. However, the Implementation Regulations still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as So-Young Wanwei, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our revenues are derived from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the recent flood of capital outflows of China due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce, or the MOC, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiary and variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary, our variable interest entities and its subsidiaries. We may make loans to our PRC subsidiary, variable interest entities and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these activities are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, total principal amount of loans provided by us to each PRC domestic company every year cannot exceed a certain amount. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services and related businesses.

SAFE promulgated Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued SAFE Circular No. 13, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from dividends, any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Company, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in stock incentive plan in an overseas publicly-listed company, subject to a few exceptions, are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees or employees who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to SAFE Circular 7 and other relevant rules and regulations. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that So-Young International Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such dividends or gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of So-Young International Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that So-Young International Inc. is treated as a PRC resident enterprise. Any such PRC tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%, for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues of Tax Withholding regarding Non-resident Enterprise Income Tax, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. Our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under Bulletin 37 and Bulletin 7.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included in our annual report filed with the U.S. Securities and Exchange Commission, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance applicable professional standards. Our auditor is located in China, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the United States, the CSRC or the PRC Ministry of Finance in the PRC. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. stock exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement restating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Stock Market of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the legislation or policy passed by the U.S. government may have material and adverse impact on the stock performance, liquidity, and the ability to raise capital of China-based issuers listed in the United States.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the “big four” China-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain China-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ordinary shares from Nasdaq or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from Nasdaq Stock Market LLC or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administration of Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to complete the social insurance registration and housing fund registration and pay the social insurance premiums and housing funds for their employees. If we are deemed to have failed to make adequate social insurance and/or housing fund contributions or complete the social insurance registration and housing fund registration, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected. These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. For example, due to the COVID-19 outbreak, the stock market has experienced extreme volatility and circuit breakers have repeatedly halted trading in all U.S. stocks. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new service offerings and expansions by us or our competitors;

•                  announcements of new laws and regulations or interpretations of existing laws and regulations that affect our business;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us, our services or our industry;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to thirty votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any person who is not the Founder or an Affiliate of the Founder (as such terms are defined in our currently effective articles of association), such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

Mr. Xing Jin, our co-founder, chairman of the board of directors and chief executive officer, beneficially owned all of our issued Class B ordinary shares as of February 29, 2020. These Class B ordinary shares constitute 14.7% of our total issued and outstanding share capital and 83.8% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Jin has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions, and may take actions that are not in the best interest of us or our other shareholders. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs in the future. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our currently effective memorandum and articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except under limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give instructions for voting the Class A ordinary shares underlying your ADSs, the depositary will give us a discretionary proxy to vote those Class A ordinary shares at the shareholders’ meeting if:

•                  we have timely instructed the depositary to disseminate a notice of meeting and provided the depositary with a notice of meeting and related voting materials;

•                  we have instructed the depositary that we wish a discretionary proxy to be given;

•                  we have informed the depositary that as of the instruction date we reasonably don’t know of any substantial opposition as to a matter to be voted on at the meeting; and

•                  a matter to be voted on at the meeting would not have a material adverse impact on shareholders’ interests.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted at the shareholder meeting if the circumstances described above are met. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq Stock Market LLC. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, our investors may not have access to certain information they may deem important.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Stock Market LLC, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of being a public company, we increased the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands exempted company listed on Nasdaq Stock Market LLC, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market LLC rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. We currently are not relying on the home country exemption for corporate governance matters, but we may rely on such exemption in the future. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Xing Jin, our co-founder, chairman of the board of directors and chief executive officer, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. For example, we may rely on the exemption from the corporate governance rule that a majority of our board of directors must be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ADSs or ordinary shares.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIEs (and their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs (and their subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to become a PFIC for the current taxable year or any future taxable year, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIEs (and their subsidiaries) for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Taxation—U.S. Federal Income Tax Considerations) holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.  INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We commenced our operations in November 2013 through Beijing So-Young Technology Co., Ltd., or Beijing So-Young, a limited liability company established under the laws of the PRC, to provide medical aesthetic information.

In April 2014, we incorporated So-Young International Inc., or So-Young Cayman, in the Cayman Islands as our holding company. In May 2014, So-Young Cayman established a wholly owned subsidiary, So-Young Hong Kong Limited, in Hong Kong, which in turn established So-Young Wanwei Technology Consulting Co., Ltd., or Beijing Wanwei, a wholly owned PRC subsidiary in July 2014.

In September 2019, we incorporated Beijing Chiyan Medical Aesthetic Consulting, Ltd., or Beijing Chiyan, a limited liability company established under the laws of the PRC, to provide medical aesthetic consulting services. Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Beijing Wanwei entered into a series of contractual arrangements, as amended and restated, with Beijing So-Young, Beijing Chiyan and their respective shareholders, through which we obtained control over Beijing So-Young, Beijing Chiyan and their subsidiaries. As a result, we are regarded as the primary beneficiary of Beijing So-Young, Beijing Chiyan and their subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Beijing Wanwei as our wholly foreign owned entity, or WFOE, and to Beijing So-Young and Beijing Chiyan as our variable interest entities, or VIEs, in this annual report.

On May 2, 2019, the ADSs representing our Class A ordinary shares commenced trading on Nasdaq under the symbol “SY.” We raised from our initial public offering US$187.5 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

Our principal executive offices are located at Tower E, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5269 9283. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.soyoung.com. The information contained on our website is not a part of this annual report.

B.                                    Business Overview

Overview

So-Young is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. We present users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, we are well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market. Our business model comprises three integrated components: (i) our original, reliable and professional content and its distribution through major social media networks and our targeted media platforms in China, (ii) our engaged social community characterized by signature user-generated content, and (iii) our transparent and user-friendly online reservation services for medical aesthetic treatment.

Our vibrant and trustworthy social community allows our users to discover the latest medical aesthetic treatment trends and helps them make purchase decisions. The personal experience shared by users who had undergone medical aesthetic treatment further builds the trust that is critical for others who wish to have similar treatment. We had a large depository of day-by-day, case-based blogs called Beauty Diaries. We also encourage users to rate, review and share their treatment experience on our platform. We believe the user-generated content, ratings and reviews on our platform incentivize medical aesthetic service providers to offer high-quality and diversified treatment with transparent pricing. We are also expanding into the dental, dermatology, ophthalmology, gynecology, and physical examination services in China.

Our Business Model

Our platform serves as a vibrant and dynamic social community and offers online reservation function that enables users to both discover reliable content and share their own medical aesthetics services experience, which incentivizes users to reserve offline treatment from medical aesthetic service providers. Thus, users are guided through the entire process of seeking and obtaining medical aesthetic treatment on our platform.

Our business model has unique value propositions for its constituents. With reliable content and various social tools on our platform, users seeking medical aesthetic treatment can discover suitable services and obtain comprehensive medical information on the desired treatment. Users can also interact among one another and with medical aesthetic practitioners directly through our social community functions. Once they decide on the type of treatment, users can conveniently reserve treatment through our online reservation function. Our reservation function facilitates reservations by providing insurance service referrals for users. In addition, after users complete their treatment offline, our online platform encourages them to share their experience through Beauty Diaries and ratings and reviews systems. This further enriches our content and drives more interaction within our social community.

Medical aesthetic service providers benefit from our business model when more users are drawn to our online platform because of our reliable content offered in rich media formats and our reputation among people seeking aesthetic improvements. The user-generated content in our social community, as well as the ratings and reviews on the services, can effectively and efficiently incentivize service providers to offer high-quality and diversified treatment with transparent pricing. Medical aesthetic service providers can further increase their exposure and boost user conversion rate by communicating with users on an individual basis through our social community functions, and through our information services. Our online reservation function, in return, provides data insights on current user landscape and market trends that allow medical aesthetic service providers to improve their business operation efficiency.

As users and medical aesthetic service providers are inexorably connected through our content, social community, and online reservation function, our business model forms an overall virtuous cycle that fuels its continued growth and expansion. In essence, users are attracted to our platform by our content and services offered on our platform, while medical aesthetic service providers are attracted to our platform by the access to the largest online medical aesthetic user community and the commercial opportunities that they bring. As the number of users grows, more medical aesthetic service providers will want to join our platform. More medical aesthetic service providers will then lead to more tailored treatment in more locations, as well as more targeted content, and ultimately attract more users.

Our Online Platform

Our online platform is realized through various products, including So-Young mobile app, So-Young Weixin mini program, and soyoung.com website, where both users and medical aesthetic service providers can access our rich media content, engaging social community, and transparent online reservation function. In addition, we developed So-Young Business College, a Weixin mini program, and an operation dashboard on soyoung.com to improve the efficiency and effectiveness of the business operations for our medical aesthetic service providers.

In 2017, 2018 and 2019, our average monthly UVs reached 4.8 million, 10.3 million and 11.9 million, and our average mobile MAUs reached 1.0 million, 1.4 million and 2.9 million, respectively.

Mobile Apps

So-Young Mobile App

Our So-Young mobile app serves as a one-stop destination where we offer users relevant medical aesthetic knowledge and experience, guide them along their journey to reach an informed medical aesthetic treatment decision in a supportive community, and allow them to effortlessly act on those decisions and make reservations for treatment from their desired medical professionals and medical aesthetic institutions. We designed the interface of our platform in mint green and light pink, signaling health and beauty respectively, and creating a soft and welcoming texture to our platform.

To strengthen social interactions and enhance user experience on our mobile app, we developed a messaging system and a user dashboard. The messaging system enables users to send private messages to other users, medical professionals and medical aesthetic institutions to retrieve more information on medical aesthetic treatment with fast turnaround time. User dashboard allows users to manage their orders and track participation and contacts in our social community.

Weixin Mini Programs

Mini Program is an innovative platform built into Weixin, facilitating discovery and consumption of services and products. It is useful for discovery and quick actions, and complements full-function native apps by increasing their downloads and traffic.

We develop and operate a number of Mini Programs on Weixin, including, among others, So-Young Beauty, So-Young Q&A and So-Young Business College. So-Young Beauty features similar interfaces and functions as our mobile app. It serves as additional access points to our platform. So-Young Q&A allows convenient communications among users and doctors. So-Young Business College offers a convenient online training platform for medical aesthetic practitioners, including medical professionals, managers, and medical aesthetic consultants, where they can access textual and video educational materials provided by our medical aesthetic industry experts.

Our Soyoung.com Website

Users can access medical aesthetic community content and our services through our website soyoung.com. As more internet users shift to mobile ends, our website mainly serves a comprehensive knowledge base targeting users who are in the process of researching for medical aesthetic options.

Content

We strive to provide our users with the broad range of high-quality and engaging original content on medical aesthetics. We believe that reliable and well-crafted content provides the necessary information that users seek on our platform and enhance transparency of the medical aesthetic industry. Our content is available in a variety of rich media formats on our online platform, generated by users of all levels of experience and medical professionals, including professional generated content, user generated content, and professional user generated content.

Professional generated content

Our in-house proprietary editorial team shares insightful opinions on specific new medical procedures and things trending across the industry through social media networks. This dedicated team also works with medical aesthetic influencers and industry professionals on developing and improving their content quality, driving greater synergies across our community. In addition to medical aesthetic content, our articles, pictures and short videos cover a wide spectrum of user interests, ranging from fitness to shopping hauls.

We distribute our content through all major social network and media platforms in China, encouraging followers and readers to share and repost our content, which amplifies our brand image and enables us to reach a larger audience. Each account we manage on social media networks is designed to have its own tailored content and a distinct strong personality that targets a particular internet user demographic group.

User generated content

We introduced Beauty Diaries, our most well-known user generated content and transformed the traditional information flow in this industry. Users who went through medical aesthetic treatment are encouraged to share their experience in detail including the medical institution, doctor, price, and other information on the treatment. The diaries typically start with before-surgery photos, followed by the entire recovery process in the form of diaries where their authors update their status by photos, videos and texts. In addition, by compiling other users’ experience and recovery progress, we offer recovery calendar for various medical aesthetic treatment so that users who are undergoing the same treatment can better prepare themselves with medical knowledge and emotional support.

In March 2020, in order to strengthen trust in both the users and content being posted by them and also enrich our content offering, we made a few strategic developments for Beauty Diaries. First, we use effective incentives and users wake up methods such as “diary recall” to encourage users to produce more high-quality content online. Second, we optimized the content format to enable users to generate diaries more efficiently. By simply adding three related photos or one short-form video, users can start to share their medical aesthetic treatments and recovery progresses easily and conveniently. Third, we use both AI-backed screening mechanism and manual content reviewing team to ensure the authenticity of content. We are also increasing the visibility of premium original content and high-quality cases by using effective technology upgrades and label identification.

Professional user generated content

We have a group of popular content creators whom we refer to as “medical aesthetic influencers.” Medical aesthetic influencers are very active in creating and sharing content on the latest medical aesthetic trends and their treatment experience. Content created by our medical aesthetic influencers helps shape purchasing decisions of other users on our platform and encourage social interactions. Since 2018, we have been expanding our collaboration with key opinion leaders, professional experts and social media to further upgrade our professionally generated content ecosystem.

We also encourage and help doctors to generate knowledgeable content in our community to help users. In 2019, we worked with more than 10,000 doctors, who elaborate their experience in particular treatment through broadcasting actual treatment and planning process with real users. Furthermore, doctors could extend their professional services from information to diagnosis through our innovative features and tools.

Features and Tools

We provide interactive medical aesthetic features, as well as other AI analysis tools that range from our “3D try and test” surgery selection to skin texture testing and eye shape and eyebrow design, as solutions for our growing community of users who are looking for effective services and tools to facilitate their decision making. At the same time, it increases users’ exposure to highly relatable and relevant information that enrich the overall user experience.

Trustworthy Social Community

Our platform hosts an open and vibrant community of medical aesthetic consumers, from new comer to medical aesthetic influencers. Users utilize our community to share a wide range of medical aesthetic experiences such as medical aesthetic procedure and skin care tips. Users also frequently provide reviews of medical aesthetic services or products, post questions and receive answers from medical aesthetic service providers and professionals. We offer the following mechanisms to promote social interaction among users and between users and medical aesthetic service providers on our platform:

•                  Share. Users can easily share their experience on particular medical aesthetic treatment on our So-Young app by posting Beauty Diaries and providing short reviews and ratings.

•                  Follow. Users can establish relationships with other users and medical aesthetic service professionals by electing to follow them.

•                  Comment, Like, Favorite. Users can leave comments on all formats of content, including Beauty Diaries, videos and articles, and reviews in online reservation function, by clicking on the “Comment” button, and the author may reply to the comments. If users like the content, they can click on the Like button to express their support for the author. At the bottom of each content module, users can see how many people have commented on or liked the content. Users can also save most types of content into their favorites by clicking on the Favorite button.

•                  Messaging. Users can send private messages among one another or to medical service providers and medical professionals in the form of text or voice recordings and can attach photos or Beauty Diaries on our platform.

•                  Q&A. Users can raise questions addressed to particular medical professionals or medical aesthetic service providers in general. We urge our medical service providers and medical professionals to respond quickly to the questions.

Through our warm and supportive social community, users are guided through the complete decision-making process in an efficient manner, resulting in significantly shorter time lag than typical medial aesthetic decision-making process. Moreover, filled with user experience and active doctor interaction, our platform enables our users to gain personal psychological support and professional care during the recovery process, thereby further increasing the reliability of our platform.

Our Services

Information Services

Leveraging our rich user generated content that effectively serves our engaging user base, we offer a diverse range of information services primarily to help our medical aesthetic service providers better introduce their services, and increase their customer base. We generally enter into framework supply agreements with our service providers annually based on our standard form. In the contract, service providers agree to comply with all relevant laws and regulations, offer competitive price on our platform, actively resolve complaints and respond to other negative user feedback. We also reserve the right to terminate the contract when the service provider posts exaggerated information, relies on expired certifications, engages in illegal conducts, or encounters serious customer complaints.

We help our service providers introduce their services through information display on our platform. Medical aesthetic service providers can also participate in live-streaming services and short-form video series to strengthen their branding effects. When a service provider joins our platform, it automatically participates in a multiple tiered growth system. Service providers are re-evaluated regularly based on their past performance indicators, such as user feedback. Under-performing statistics, often because of unsatisfactory user feedbacks, may result in downgrade in the growth system. The growth system incentivizes medical aesthetic service providers to improve their service quality on our platform in long term by providing exclusive benefits to higher level service providers. There is an increasing amount of information service fee discount as the level grows. Moreover, participants at higher levels enjoy more availability of information services, such as customized short videos, pop-up information display in mobile app, and participation in live-streaming services. Internally, the growth system also gives our business development team guidance on the amount of resource we invest in certain medical aesthetic service providers and results in more targeted consulting and assistance on our platform.

As of December 31, 2017, 2018 and 2019, there were over 4,000, 5,600 and 8,700 medical service providers on our platform, respectively, including approximately 2,700 medical aesthetic service providers in 2017, approximately 4,000 medical aesthetic service providers and 1,600 other consumption healthcare service providers in 2018, and approximately 6,100 medical aesthetic service providers and 2,600 other consumption healthcare service providers in 2019. Consumption healthcare services that can be reserved through our platform include dermatology, dentistry and orthodontics, ophthalmology, physical examinations, gynecology and human papilloma virus vaccines, and postnatal care.

Reservation Services

We provide reservation services on behalf of medical aesthetic service providers when a medical or beauty treatment is performed for our user through reservation from our platform. We typically charge a rate of approximately 10% of the total amount paid by users for services introduced through our online reservation function. In 2019, we had 567,500 users who purchased medical aesthetic services through our platform.

As per our agreements with service providers, we collect reservation service fees for all services provided to a user as long as (i) the user was brought to the particular service provider through our platform and (ii) the service provider is still active on our platform. This includes the situations where the user visits the service provider directly without online ordering, chooses treatment at site that is different from the online reservation, adds more services during the time of visit, and visits the service provider for other treatment in the future. The service provider will place an order through their interface on our reservation function on behalf of the user.

To ensure that we have the right basis to calculate the reservation service fee pursuant to our contracts with our service providers, we actively follow up with our users on our platform. At the same time, users actively provide ratings and reviews online on the treatment that they consumed offline, which feedback allows us to check the accuracy of orders reported by service providers. In addition, as we form long-term relationships with our service providers, our penalty and policing system renders conformity to service agreements a reasonable and cost-effective choice for them.

Software as a Service (SaaS)

From operation dashboard, medical aesthetic service providers are able to obtain real-time and historical statistics of their performance, including page view, unique visitors, private messages, orders and payments, and user feedback. User ratings help medical aesthetic service providers to manage their customers and provide guidance on their approach to particular users.

Training Service

We provide guiding and consulting services for new medical aesthetic providers so that they learn better ways to manage their online presence. We assist them by hosting various training programs both online and offline. On our So-Young Business College Weixin mini program, medical aesthetic service providers may choose online training courses ranging from customer acquisition and operation, medical knowledge, consulting service, and management skills. In addition to online courses that medical aesthetic service providers can access 24/7, we offer offline training camps. Participants are arranged in groups to complete various social and team building activities so that they can broaden their networks in the industry.

Branding and Marketing

We believe that our rich content and satisfactory user experience have contributed to the expansion of our user base and the increase in user engagement, leading to a strong word-of-mouth effect that strengthens our brand awareness.

We promote our platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. We engage passionate and active medical aesthetic influencers and arrange for them to attend marketing and brand promotion campaigns and produce interesting video and textual professional medical aesthetic content on various social media networks. We cooperate with application stores, third-party apps, popular search engines and social media platforms for online and mobile marketing. We also conduct offline marketing primarily in the form of cinema advertising, television commercials, and promotion events.

Technology and Infrastructure

The success of our business is supported by our strong technological capabilities that enable us to deliver superior user experience and increase our operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated and collected on our platform each day, have created opportunities for continued improvements in our technology capabilities, empowering reliability, scalability and flexibility.

As of December 31, 2019, we had a research and development team with 268 employees, including those focusing on technology development to support every aspect of our business operation, those focusing on artificial intelligent algorithm design and development, and those focusing on underlying data and technology maintenance.

Artificial Intelligence

We believe we are in a unique position to capitalize on the use of artificial intelligence technologies, including computer vision, machine learning, and natural language processing, to further lead the revolution in medical aesthetic industry. Notable artificial intelligence products include:

•                  AI Diagnosis. A key area of our research in artificial intelligence focuses on improved facial and object recognition technology powered by advanced neural network algorithms. Through our AI analysis tool, users can obtain preliminary diagnosis information on how to improve their personal appearances.

•                  Cosmetic Surgery Simulation. We have applied various artificial intelligence and facial recognition technologies to offer users convenient facial analysis and allow users to simulate medical aesthetic treatment results on their pictures. Users can adjust multiple parameters on their facial data.

•                  Intelligent Image Search. Based on our facial analysis technologies, we enable users to search on our platform with their facial pictures to directly return relevant medical aesthetic content and treatment information.

•                  Content Ranking and Recommendation. We utilize artificial intelligence and machine learning technologies to power our ranking and recommendation system. We employ an intelligent ranking formula based on user preference and content quality.

•                  Automatic Messaging System. We utilize natural language processing algorithms and machine learning technologies to develop automated messaging system, which have significantly improved user experience by providing instant and helpful feedback, reducing the operating expenses for medical aesthetic service providers.

Big Data

We build proprietary big data analysis framework on our platform to improve operating efficiencies and user satisfaction. We leverage big data analytics and artificial intelligence technologies to enhance the accuracy of user behavior predictions and user profiling and optimize our operation, targeted content and user experience.

The seamless collaboration among our technology and operational teams, together with our big data analytics capability, result in improved operational efficiency for our company and our medical aesthetic service providers. Our data engineers are involved in all critical operational areas. They have thorough understanding of the computational needs from different business segments, and are therefore capable of providing technological support to address diversified needs in operating our platform.

Security and Data Privacy

We are committed to protecting information of all participants on our platform. We collect personal information and data only with users’ prior consent. We do not provide sensitive user data to medical aesthetic service providers or other third-parties.

We have a security team of engineers and technicians dedicated to protecting the security of our platform. Our back-end proprietary security system is capable of handling malicious attacks each day to safeguard the security of our platform and to protect the privacy of our users and medical aesthetic service providers. We back up our user and certain other critical forms of data on a daily basis in separate and various secured data back-up systems to minimize the risk of data lost. We encrypt confidential personal information we gather from our platform. To further ensure data security and avoid data leakage, we have established internal protocols under which we grant classified access to confidential personal data to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various teams.

Cloud Services

We have developed a secure, efficient and cost-effective cloud-based core system to operate our business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operation efficiency. We utilize the system of a leading enterprise cloud service provider in China so that we enjoy the instant scalability and robustness of cloud-based services.

Risk Management and Internal Control

We have adopted and implemented various policies and procedures to ensure rigorous risk management and internal control.

Content Screening and Monitoring

We are committed to complying with relevant laws and regulations on online content. We have invested significant resources in developing advanced content monitoring technologies, policies and procedures.

We maintain content management and review procedures to monitor Beauty Diaries, live video broadcasting, short-form videos, treatment reviews, featured articles, chat messages and other content on our platform to ensure that we are able to promptly identify content that may be deemed to be inappropriate, in violation of laws, regulations and government policies or infringing upon third-party rights. When any inappropriate or illegal content is identified, we promptly remove the content. Further actions may also be taken to hold relevant content creators accountable.

We have an automated AI-backed screening mechanism that serves as the first layer of defense in our content review system. This system automatically flags and screens out content that duplicates other content, or involve inappropriate or illegal audio, video, comments or texts. Once the content is processed by the automated screening mechanism, our system then extracts the content and sends to our manual content screening team, our second layer of defense, for further review. We have a dedicated team reviewing and handling content on our platform for compliance with applicable laws and regulations, and ensuring the quality of our content.

Quality Control

In addition to the strict selection process to ensure qualification of our medical aesthetic providers, we have built a framework in which we constantly monitor the service provided by medical institution, through our online system and on-site visits. We establish a credit score system for medical aesthetic service providers where we deduct the score if we find malicious competition, spam orders and ratings, repetitive unsatisfactory user services, or negative media exposure. Lower credit scores result in less exposure and lower ranking on our platform. If we are no longer satisfied by the action of medical aesthetic service providers, we may initiate termination process to remove them from our online platform, thereby protecting our brand image and our users.

Competition

The online medical aesthetics industry in China is highly competitive and rapidly evolving. Our primary competitors include (i) leading search engines, (ii) other online medical aesthetic service platforms, and (iii) general online e-commerce platforms.

We compete primarily on the basis of the following factors: (i) the rich and specialized content on medical aesthetic treatment for our targeted user base; (ii) our ability to seamlessly connect content and users with medical aesthetic service providers; (iii) the superior decision-making process on our platform; (iv) our large and active user base; (v) pricing of medical aesthetic treatment that could be reserved on our platform; (vi) our ability to attract and retain medical aesthetic service providers; (vii) medical aesthetic service provider validation, and treatment quality control; (viii) brand recognition and reputation; and (ix) the experience and expertise of our management team.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law in the PRC, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights.

As of December 31, 2019, we own 336 registered trademarks, copyrights to 35 software programs developed by us relating to various aspects of our operations, copyrights to 84 literature and art works, and 25 registered domain names, including soyoung.com.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We consider our insurance coverage to be sufficient for our business operations in China.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-added Telecommunication Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, which was amended on July 29, 2014 and February 6, 2016. The Telecom Regulations is the primary PRC law governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. The Telecom Regulations distinguishes between “basic telecommunication services” and “value-added telecommunication services.” The Telecom Regulations defines value-added telecommunications services as telecommunications and information services provided through public networks. Pursuant to the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts.

The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecom Regulations and updated on February 21, 2003, December 28, 2015 and June 6, 2019, further categorizes value-added telecommunication services into two classes: Class 1 value-added telecommunication services and Class 2 value-added telecommunication services. Internet information services and online data processing and transaction processing services fall within Class 2 value-added telecommunications services, and the provider of Internet information services and online data processing and transaction processing services shall obtain ICP License and EDI Licenses from the MIIT, or its provincial branches, prior to the provision of ICP Services or EDI Services.

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures sets forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The Telecom License Measures also provides that an operator providing value-added telecommunication services in multiple provinces is required to obtain an inter-regional license, whereas an operator providing value-added telecommunication services in one province is required to obtain an intra-provincial license. Any telecommunication services operator must conduct its business in accordance with the specifications in its license.

We engage in business activities that are value-added telecommunication services as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Beijing So-Young, our consolidated affiliated entity, has obtained a Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License, which will remain effective until August 25, 2020, and an EDI License which will remain effective until January 3, 2024. Beijing Meifenbao Technology Co., Ltd., a subsidiary of Beijing So-Young, has also obtained an ICP License, which will remain effective until April 25, 2023. See “Item 3. Key Information—D. Risk Factors—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Foreign Investment

The Foreign Investment Catalog

Investments conducted by foreign investors in the PRC are subject to the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, which were jointly promulgated by the National Development and Reform Commission and the MOFCOM on June 30, 2019, and became effective on July 30, 2019. The Negative List sets out the special administrative measures stipulated by the State for foreign investment’s access to specific areas, pursuant to which foreign investors would not be allowed to make investments in prohibited industries under the Negative List, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in the fields that are included in the Negative List. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

Foreign Investment Law

The Foreign Investment Law, promulgated by the National People’s Congress on March 15, 2019, has come into effect on January 1, 2020 and has replaced the trio of old laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, China adopts a system of national treatment plus Negative List with respect to foreign investment administration, and the Negative List will be issued by, amended or released upon approval by the State Council, from time to time. Foreign investment and domestic investment in industries outside the scope of the Negative List would be treated equally.

According to the Foreign Investment Law, “foreign-invested enterprises” thereof refer to enterprises that are wholly or partly invested by foreign investors and registered within the territory of the PRC under the PRC laws, “foreign investment” thereof refer to any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing foreign-invested enterprises s in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in PRC domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions. According to the Foreign Investment Law, the business forms, structures, and rules of activities of foreign-invested enterprises shall be governed by the Company Law of the People’s Republic of China, the Partnership Law of the PRC, and other laws. The existing foreign invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection.

On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law of the PRC, or the Implementation Regulations, which also became effective on January 1, 2020. Under the Implementation Regulations, in the event of any discrepancy between provisions or regulations on foreign investment formulated or promulgated prior to January 1, 2020 and the Foreign Investment Law and the Implementation Regulations, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to shareholding, senior management personnel and other matters in the Negative List. The Foreign Investment Law and the Implementation Regulations do not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation, or the SAMR, jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures, and relevant information will be shared by the competent market regulation department to the competent commercial department, and separate report to the commercial department is no longer required.

Regulations on Foreign Investment in the Value-added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that foreign investors may not hold a majority equity interest in such joint ventures. In addition, foreign investors must demonstrate significant experience in a value-added telecommunications business as well as a good business track record. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM to provide value-added telecommunication services in China, and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

On July 13, 2006, the Ministry of Information Industry (the predecessor of the MIIT) issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, pursuant to which a PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Moreover, the domain names and registered trademarks used by an operating company providing value-added telecommunications services shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment must comply with its approved ICP License, and such company must improve its internal internet and information security standards and emergency management procedures.

On June 19, 2015, the MIIT issued the Circular on Loosening the Restrictions on Shareholding by Foreign Investors in Online Data Processing and Transaction Processing Business (for-profit E-commerce), or the Circular 196. The Circular 196 allows a foreign investor to hold 100% of the equity interest in a PRC entity that provides online data processing and transaction processing services (for-profit E-commerce). With respect to the applications for a license for on-line data processing and transaction processing businesses (for-profit E-commerce), the requirements for the proportion of foreign equity are governed by this Circular; other requirements and corresponding approval procedures are subject to the FITE Regulations.

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, including internet audio-visual program services and radio/television programs production and operation businesses, we have established various domestic consolidated affiliated entities to engage in value-added telecommunications services. For more information, please see “Item 4. Information on the Company—C. Organizational Structure.” Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses in which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, sets out guidelines on the provision of internet information services. The Internet Content Measures specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities.

Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the Internet Content Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain an ICP License.

Regulations on Advertising

On October 27, 1994, the SCNPC promulgated the Advertising Law, which was amended on April 24, 2015 and October 26, 2018. Under the Advertising Law, advertisers refer to any legal persons, economic organizations or individuals that, directly or through agents, design, produce and publish advertisements to promote products or services. Advertisement operators refer to those legal persons, economic organizations or individuals consigned to provide advertisement content design and production and agency services. Advertisement publisher refers to those legal persons or other economic organizations that publish advertisements for the advertisers or for those advertisement operators which are consigned by the advertisers. An advertisement should present distinct and clear descriptions of the product’s function, place of origin, quality, price, manufacturer, validity period, warranties or the contents, forms, quality, price or promises of the services offered. False advertising that may mislead consumers and the compromise legal rights and interests of consumers shall subject the advertiser to civil liabilities. Where the advertising operator or advertising publisher is unable to provide the real name, address or valid contact information of the advertiser, the consumers may require that the advertising operator or advertising publisher make compensation in advance. For false advertisements of goods or services other than those stipulated in the preceding sentence which caused harm to consumers, where the advertising operator, advertising publisher and advertising spokesperson knew or should have known about the falsity yet still provided design, production, agency or publishing services, or provided a recommendation or endorsement, they shall bear joint and several liabilities with the advertiser.

On July 4, 2016, the State Administration for Industry & Commerce (the predecessor of the State Administration of Market Regulation), or the SAIC, promulgated the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective as of September 1, 2016. The Internet Advertising Measures set forth further compliance requirements for online advertising business in addition to those in the Advertising Law. Pursuant to the Internet Advertising Measures, Internet Advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet apps, or other internet media. Major additional compliance requirements are: (i) advertisements must be identifiable and marked with the word “advertisement,” enabling consumers to distinguish them from non-advertisement content; (ii) publishing advertisements on the Internet through a pop-up page or in other forms shall provide a prominently marked “CLOSE” button to ensure “one-click closure”; (iii) sponsored search results must be clearly distinguished from organic search results; (iv) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; (v) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal; and (vi) no advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplements or other special commodities or services which are subject to review by advertisement review authorities as stipulated by laws and regulations shall be released unless it has passed such review.

The Administrative Measures on Medical Advertisement, which were jointly promulgated by the SAIC and the National Health and Family Planning Commission of China, or the NHFPC (the predecessor of the National Health Commission of China) on November 10, 2006 and came into effect on January 1, 2007, require that medical advertisements shall be reviewed by relevant health authorities and obtain a Medical Advertisement Review Certificate before they may be released by a healthcare institution. The Medical Advertisement Review Certificate has an effective term of one year and may be renewed upon application.

The Interim Administrative Measures for Censorship of Advertisements for Drugs, Medical Devices, Dietary Supplements and Foods for Special Medical Purpose, or the Interim Administrative Measures, was issued by the SAMR on December 24, 2019, which took effect on March 1, 2020 and replaced the Measures for Drug Advertisements Examination promulgated by the China Food and Drug Administration (replaced by the SAMR, and the National Medical Products Administration), or the CFDA, on March 13, 2007 and the Measures for the Examination of Medical Device Advertisements released by the SAIC, the CFDA and the NHFPC on April 7, 2009. The Interim Administrative Measures stipulate the scope of application, contents of advertisement, competent authorities, examination procedures and legal liabilities in respect to advertisements examination of drugs and medical devices with a view to strengthening the supervision and administration of advertisements for drugs and optimizing examination procedure of advertisement for drugs and medical devices.

Pursuant to the Interim Administrative Measures, the contents of a drug advertisement shall be subject to the drug instructions approved by the medical products administration authority under the State Council, and the contents of a medical device advertisement shall be subject to the registration certificate or record-filing certificate approved by, or the product instructions registered by or filed with the competent medical products administration. Advertisement publishers shall publish advertisements for drugs and medical devices strictly accordance with the contents censored and shall not make any editing, splicing or modification.

In addition, an applicant seeking to advertise its drugs or medical devise must apply for an advertising license number. The validity period of a drug advertisement or a medical devise advertisement shall be consistent with the validity period of the registration certificate or record-filing certificate or production license of such drugs or medical devises, whichever is the shortest. Where no validity period is set forth in the registration certificate or the record-filing certificate or the production license of the drugs or medical devises, the validity period of such advertisement license number shall be two years. The applicants for drug advertisement license or medical advertisement license must be product registration certificate holder or product record-filing certificate holder or their authorized manufacture enterprise or operation enterprise.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits.”

Regulations on E-commerce

On August 31, 2018, the SCNPC promulgated the PRC E-Commerce Law, or the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in the PRC for the first time by laying out certain requirements on e-commerce operators, including e-commerce platform operators like us. Pursuant to the E-Commerce Law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms, including but not limited to verify the business license, Medical Institution Practicing License, Medical Advertisement Review Certificate, physician qualification certificate, or license of aesthetic medical attending in-charge physician of services provider, as appropriate; (iii) provide identity and tax related information of merchants to local branches of the State Administration for Market Regulation and tax bureaus; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. The E-Commerce Law also specifically stipulates that e-commerce platform operators shall not impose unreasonable restrictions or conditions on the transactions of their business operators on the platforms. According to the E-Commerce Law, failures to comply with these requirements may subject the e-commerce platform operators to administrative penalties, fines and/or the suspension of business. In addition, for goods and services provided via e-commerce platforms and pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators’ failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the E-Commerce Law. For details about medical liabilities that might arise, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Medical Liabilities.”

Regulations on Consumer Protection

On October 31, 1993, the SCNPC promulgated the Law on the Protection of Rights and Interests of Consumers, or the Consumer Protection Law, which was amended on August 27, 2009 and October 25, 2013. Pursuant to the Consumer Protection Law, business operators must ensure that the commodities they sell satisfy safety requirements, provide consumers with authentic information, and guarantee the quality, function, term of use of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to liabilities such as refund, returns, repairs, and the payment of damages. If business operators infringe upon the legal rights and interests of consumers, they may be subject to criminal liabilities. The amended Consumer Protection Law launched in October 2013 further enhances consumer protection and intensifies the obligations imposed on online trading platforms and business operators.

The Tort Liability Law, which was promulgated by the SCNPC on December 26, 2009 and became effective on July 1, 2010, provides that if an online services provider is aware that an online user is engaged in infringing activities but fails to take necessary measures, it shall be held jointly liable. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including removing, blocking and unlinking the infringing content, in a timely manner. Otherwise, it shall be held jointly liable with the relevant online user.

On May 31, 2010, the SAIC adopted the Interim Administrative Measures for the Online Commodities Trading and Relevant Services. According to these measures, enterprises or other operators which engage in online commodities trading and other services that have been registered with SAIC or its local branches must make the information available to the public in their business licenses, either through physical copies or electronic links. Operators that provide platform services for online trading shall review the identities of companies or individuals that apply for the provision of commodities and services through the online trading platform, conclude agreements with the aforesaid parties and establish relevant internal rules to provide the necessary and reliable transaction environment and transaction service, and maintain the order of online trading.

On January 26, 2014, the SAIC promulgated the Administrative Measure for the Online Trading, or the Online Trading Measures, which became effective as of March 15, 2014 and replaced the above measures. The online trading platform operators are obligated to examine the legal status of the third-party merchants and make the information of such third-party merchants available to the public through business licenses, either through displaying the information specified in their business licenses or electronic links to their business licenses. The online trading platform operators must distinguish between their own products and those of third-party merchants on the platform, as applicable. Subsequent to the Online Trading Measures, the SAIC issued the Guidelines for the Performance of Social Responsibilities by Online Trading Platform Operators on May 28, 2014 to regulate online product trading and the relevant services, guide online trading platform operators to actively perform social responsibilities, protect the lawful rights and interests of consumers and business operators, and promote the sustainable and healthy development of the online economy. These guidelines aim at enhancing the social responsibilities of online trading platforms.

Regulations on Medical Liabilities

The Tort Liability Law provides that, if a medical institution or its medical personnel are at fault for damage inflicted on a patient during the course of diagnosis and treatment, the medical institution will be liable for compensation. Medical institutions shall be liable and pay for the damage caused by the failure of the medical personnel to fulfill their statutory obligations in the course of diagnosis and treatment. Medical institutions and their medical personnel shall protect the privacy of their patients and will be subject to tortious liabilities for any damage caused by divulging the patients’ private or medical records without their consent.

The Regulations on Handling Medical Incidents, which were promulgated by the State Council on April 4, 2002 and came into effect on September 1, 2002, provide detailed provisions regarding the prevention, disposition, technical identification, administrative disposition and supervision and compensation of medical incidents. “Medical incident” means an accident caused by a medical institution or its medical personnel resulting in personal injuries to a patient due to faults in medical activities as a result of any violation of the laws, administrative regulations or departmental rules on medical and health administration, or of standards or procedures for diagnosis, cure and nursing. The medical institution and the patient may, through negotiation, settle the disputes on civil liability such as the compensation for medical incidents; if they are unwilling or fail to reach settlement, the parties concerned may apply for mediation to the health administration department, or may directly bring a civil lawsuit in the people’s court. The following factors shall be taken into account for determining the actual amount of compensation for medical incidents: the grade of the medical incidents; the extent of responsibility of the medical fault for the injury in the medical incidents; and the relationship between the injury in the medical incidents and the illness of the patient. Where a medical institution produces a medical accident, the health administration department may give the penalty to the medical institution according to the grade of the medical accident and circumstances.

Under the Regulations on Handling Medical Incidents, a medical incident can be classified as four degrees according to the seriousness of personal injuries to patients: (i) first degree medical incident: causing death or heavy disability of a patient, (ii) second degree medical incident: causing medium disability, or organ or tissue damage of a patient, thus resulting in severe dysfunction, (iii) third degree medical incident: causing minor disability, or organ or tissue damage of a patient, thus resulting in common dysfunction, and (iv) fourth degree medical incident: causing other tangible personal injuries to a patient. According to the Interim Measures for Medical Incident Appraisal, liability for medical incidents can be classified into four levels: (i) complete liability: the patient’s injuries were entirely attributable to the healthcare provider’s fault, (ii) primary liability: the patient’s injuries were primarily attributable to the healthcare provider’s fault, with other factors playing a secondary role, (iii) secondary liability: the patient’s injuries were primarily attributable to other factors, with the healthcare provider’s fault playing a secondary role, and (iv) minor liability: the patient’s injuries were for the most part attributable to other factors, with the healthcare provider’s fault playing a minor role. In practice, medical associations administered by the respective local branch of the NHFPC may also adjudicate peer liability which denotes a 50% liability attributable to the healthcare provider.

Regulations on Payment Services

In June 2010, the People’s Bank of China, or PBOC, issued the Administrative Measures for the Payment Services of Non-Financial Institutions, or the Payment Services Measures, effective September 2010. Under the Payment Services Measures, a non-financial institution must obtain a payment business license, or Payment License, to qualify as a paying institution and provide payment services. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide services including online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC. Without PBOC’s approval. Non-financial institution or individual may not engage in payment business explicitly or in a disguised form.

In November 2017, PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services in order to safeguard fund security and information security.

Regulations on Healthcare Institutions

The Administrative Measures on Healthcare Institutions, which was promulgated on February 26, 1994 by the State Council and came into effect on September 1, 1994, and was revised on February 6, 2016, and the Implementation Measures of the Administrative Measures on Healthcare Institutions, which were promulgated by the NHFPC on August 29, 1994 and came into effect on September 1, 1994, and was revised on November 1, 2006, June 24, 2008 and February 21, 2017, respectively, stipulate that the establishment of healthcare institutions shall be reviewed and approved by healthcare administrative departments at or above the county level and obtain an Approval Letter of Establishment of Medical Institution. Any entity or individual that intends to establish a healthcare institution must follow the application approval procedures and register with the relevant healthcare administrative authorities to obtain the Medical Institution Practicing License.

According to the Administrative Measures for Verification of Medical Institutions (For Trial Implementation), which was promulgated by the NHFPC and came into effect on June 15, 2009, the registration authorities shall periodically verify the Medical Institution Practicing License. The verification period shall be 3 years for general hospitals, hospitals of traditional Chinese medicine, hospitals of western medicine and traditional Chinese medicine, hospitals of ethnic minority medicine and specialized hospitals, as well as sanitariums, rehabilitation hospitals, maternity and children’s health care centers, emergency centers, clinical laboratories and specialized disease prevention institutions equipped with more than 100 beds, while the verification period shall be 1 year for other medical institutions. In the event that a medical institution fails to apply for verification as required and post re-verification procedures or unsuccessful in its re-verification application, the registration authorities may cancel its Medical Institution Practicing License.

Regulations on Aesthetic Medical Services

The Administrative Measures for Aesthetic Medical Services, which were promulgated by the NHFPC on January 22, 2002, came into effect on May 1, 2002 and amended on February 13, 2009 and January 19, 2016, stipulate that aesthetic medical item shall be classified as a first-level subject, and aesthetic surgery, aesthetic dentistry, aesthetic dermatology and aesthetic Chinese medicine shall be classified as a secondary subject. Medical practitioners of aesthetic medical services shall obtain the qualification license of aesthetic medical attending in-charge physician or provide aesthetic medical clinical services under the supervision of a licensed attending in-charge physician. An aesthetic medical attending in-charge physician shall meet certain requirements and provincial level health authorities shall be responsible for the qualification review of aesthetic medical attending in-charge physicians.

The Classification Catalog of Aesthetic Medical Item, which was promulgated by the NHFPC on December 11, 2009 and came into effect on the same date, classifies aesthetic medical services into four categories: (i) aesthetic surgery items; (ii) aesthetic dentistry items; (iii) aesthetic dermatological items and (iv) aesthetic Chinese medicine items. Provincial-level counterparts of the NHFPC may adjust the catalog based on local circumstances. In accordance with the difficulty and complexity of the surgery, the possibility of medical malpractice and the level of surgery risk, the aesthetic surgical items are divided into four grades. Surgeries that involve uncomplicated operation processes and less technical difficulty and risk shall be classified as grade 1. Surgeries that involve general complexity of operation processes and certain technical difficulty and risk, as well as requiring the use of epidural space block anesthesia and intravenous anesthesia, shall be classified as grade 2. Surgeries involving relatively high complexity of operation processes and relatively huge technical difficulties and risk, as well as requiring the preoperative blood preparation and tracheal intubation for general anesthesia, shall be classified as grade 3. If highly complicated operation processes are needed and huge technical difficulty and high risk are involved, the surgeries shall be classified as grade 4.

The Basic Standard for Aesthetic Medical Institution and Aesthetic Medical Department (For Trial Implementation), which was promulgated by the NHFPC on April 16, 2002 and came into effect on the same date, specifies basic standards that aesthetic medical hospitals, aesthetic medical out-patient departments, aesthetic medical clinics and aesthetic medical departments should meet, such as the number of beds, clinical departments and medical personnel.

Regulations on Medical Personnel

The Law on Medical Practitioners of the People’s Republic of China, which was promulgated by the SCNPC on June 26, 1998 and came into effect on May 1, 1999 and revised on August 27, 2009, provides that doctors in the PRC must obtain qualification licenses for their medical profession. Qualified physicians must register with the relevant public health administrative authorities at or above the county level. After registration, doctors may work at healthcare institutions in their registered location in the types of jobs and within the scope of medical treatment, disease-prevention or healthcare business as provided in their registration.

The Notice on the Several Opinions on Promoting and Regulating Concerning Multi-site Practice of Doctors, which was jointly promulgated by the NHFPC and other four departments on November 5, 2014 and came into effect on the same date, provides that doctors may practice in cooperative healthcare institutions after performing relevant registration procedures with the authorities. The local NHFPC shall propose and implement its own multi-site practice policies. Key areas of such policies include: (i) doctors should obtain approval from the local NHFPC for multi-site practice; (ii) doctors should satisfy certain criteria before they become eligible to engage in multi-site practice; (iii) no multi-site doctor should have more than three practice sites in the same province; and (iv) doctors should enter into a written agreement with the hospitals that they intend to engage in multi-site practice with, which should clearly provide for legal liabilities in the event of disputes and other related matters prior to commencement of multi-site practice.

The Several Opinions on Accelerating the Development of Healthcare institutions with Social Capital, which were promulgated and made effective on December 30, 2013 by the NHFPC and the State Administration of Traditional Chinese Medicine, specifically stipulate that multi-site practice of doctors shall be permitted and relevant authorities should provide favorable support for the orderly movements of the medical personnel.

The Administrative Measures for Temporary Medical Practicing in China by Foreign Doctors, which were promulgated by the NHFPC on October 7, 1992, came into effect on January 1, 1993 and amended on January 19, 2016, provide that temporary medical practicing in China by foreign doctors refers to those clinical diagnosis and treatment business activities that are carried out for a period of less than one year by foreign doctors licensed in other countries who are invited to apply to come to, or employed in, China. Temporary medical practicing in China by foreign doctors shall be registered and be issued a License of Temporary Medical Practicing in China by Foreign Doctors. The effective period for a short-term foreign doctor practicing permit in China should not exceed one year. Foreign doctors can re-apply for their registration of medical practicing upon the expiration of their previous registration.

Regulations on Internet Medical Services

According to the Opinion Concerning the Promotion of the Development of Internet Plus Medical and Health, promulgated and implemented on April 25, 2018 by the General Office of the State Council, third-party organizations such as the internet medical health service platform shall ensure that the qualifications of their medical service staffs are in compliance with the relevant regulation provisions and bear the responsibilities for the services provided. The internet medical health service platform shall also be strictly in accordance with the relevant regulation provisions regarding information security and confidentiality obligations for health and medical data, and establish or improve its privacy information protection system.

According to the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation) and Other Two Documents, which was promulgated and implemented on July 17, 2018 by the National Health Commission and State Administration of Traditional Chinese Medicine, Internet diagnosis and treatment refers to the use of doctors registered in the institution using the Internet and other information technology to carry out diagnosis of some common diseases, chronic diseases re-diagnosis and “Internet Plus” family doctor contract services. Internet diagnosis and treatment activity shall be provided by medical institution that has obtained the Medical Institution Practicing License and the medical institution shall apply for registration of Internet diagnosis and treatment activity. Medical institutions carrying out Internet diagnosis and treatment activities should be consistent with their diagnosis and treatment subjects.

Regulations on Internet Drug Information Service

The Administrative Measures on Internet Drug Information Service was promulgated by the CFDA in July 8, 2004 and amended in November 17, 2017 and came into effect on November 17, 2017, pursuant to which the internet drug information services is to provide drug (including medical device) information services to online users; services are divided into commercial internet drug information services and non-commercial internet drug information services. The website operator that provides drugs (including medical devices) information services must obtain an Internet Drug Information Service Qualification Certificate from the competent counterpart of the CFDA. The valid term for an Internet Drug Information Service Qualification Certificate is five years and may be renewed at least six months prior to its expiration date upon a re-examination by the relevant governmental authorities. Furthermore, as requested by Internet Drug Measures, the information relating to drugs shall be accurate and scientific in nature, and its provision shall comply with the relevant laws and regulations. No product information of stupefacient, psychotropic drugs, medicinal toxic drugs, radiopharmaceutical, detoxification drugs and pharmaceutics made by medical institutes shall be distributed on the website. In addition, advertisements relating to drugs (including medical devices) shall be approved by the CFDA or its competent counterparts. To comply with the relevant laws and regulations, Beijing So-Young, our consolidated affiliated entity, has obtained an Internet Drug Information Service Qualification Certificate, which will remain effective until December 27, 2023.

Regulations on Medical Devices

According to the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which were promulgated by the CFDA on July 30, 2014 and amended on November 17, 2017, and came into effect on November 17, 2017, business operations of medical devices are administered by category depending on the degree of risks of medical devices. Doing business for Class I medical devices will not require licensing or record-filing, while operations of Class II medical devices and Class III medical devices shall be subject to administration by record-filing and by licensing respectively. Also, the medical device operator shall bear the legal liability for any act of purchasing or selling medical devices performed by its offices or sales persons in its name, shall establish and put in practice the purchase inspection records system, and shall purchase medical devices from qualified manufacturers or operators. According to the Measures for the Administration and Supervision of Online Sales of Medical Devices, which were promulgated by the CFDA on December 20, 2017, and came into effect on March 1, 2018, enterprises engaged in online sales of medical devices shall be medical device production and operation enterprises that have obtained, or filed application of, a medical device production license or operation license in accordance with the law, unless such license or application is not required by laws and regulations. Providers of third-party platforms providing online trading service for medical devices shall take technical measures to guarantee that data and materials in respect of online sales of medical devices are authentic, complete and traceable and shall obtain the Qualification Certificate for Medicine Information Services on the Internet in accordance with the law.

According to the Administrative Measures for the Registration of Medical Devices, which were promulgated by the CFDA on July 27, 2014, and came into effect on October 1, 2014, Class-I medical devices shall be managed by record-filing, while Class-II and Class-III medical devices shall be managed by registration. Applicants for the registration and record-filing of medical devices shall establish quality management systems related to product research and development and manufacturing, and maintain the effective operation thereof. Also, when the applicants for registration and record-filing of medical devices launch medical device products on the market in their own names, they shall bear legal liabilities for such products.

Beijing So-young Qingyang Medical Devices Co., Ltd. has obtained a Medical Devices Operating License for wholesale of Class-III medical devices, which will remain effective until April 13, 2022, and a Medical Devices Operating Filing for wholesale of Class II medical devices.

Regulations on Internet Audio-Visual Program Services

Audio-Visual License

On December 20, 2007, the State Administration of Radio, Film and Television, or the SARFT (the predecessor of NRTA) and the MIII jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Services, or the Audio-Visual Program Provisions, which became effective as of January 31, 2008 and were subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain the license for online transmission of audio-visual programs, or the Audio-Visual License issued by SARFT, or complete record-filing procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and their businesses must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT.

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which was amended on August 28, 2015, and further sets out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audio-visual program services providers that had engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are able to apply for the license so long as (i) the violation of the laws and regulations is minor in scope and can be rectified in a timely manner, and (ii) the providers had no violations of laws during the last three months prior to the promulgation of the Audio-Visual Program Provisions.

On March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which prohibits internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On April 1, 2010, the SARFT issued the Internet Audio-visual Program Services Categories for trial implementation, or the Categories, which were amended on March 10, 2017. In addition, the Notice concerning Strengthening the Administration of the Live Video Broadcast Service of Online Audio-Visual Programs promulgated by the State Administration of Press and Publication Radio, Film and Television, or SAPPRFT (the predecessor of NRTA) on September 2, 2016 emphasizes that, unless a specific license is granted, an audio-visual programs service provider is forbidden from engaging in live video broadcasting on major political, military, economic, social, cultural, or sports events, among others.

CAC Rules

On November 4, 2016, the Cyberspace Administration of China, or the CAC, promulgated the Provisions on the Administration of Online Live Video Broadcast Services effective as of December 1, 2016. Under these provisions, an online live video broadcasting service provider shall (i) establish a live video broadcasting content review platform; (ii) conduct authentication registration of internet live video broadcasting issuers based on their identity certificates, business licenses and organization code certificates; and (iii) enter into a service agreement with internet live video broadcasting services user to specify both parties’ rights and obligations.

On July 12, 2017, in order to tighten its scrutiny on content distributed through live video broadcasting platforms, the CAC issued a notice requiring that online live video broadcasting service providers to file with local branches of the CAC starting July 15, 2017.

See “Item 3. Key Information—D. Risk Factors—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015. The Radio and Television Program Production Measures provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. To comply with the relevant laws and regulations, Beijing So-Young has obtained a Radio and Television Program Production and Operation Permit, which will remain effective until January 23, 2021.

Regulations on Internet Publishing

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which became effective on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the SAPPRFT and the MIIT on June 27, 2002. The Internet Publishing Rules defines “internet publications” as digital works that are edited, produced, or processed to be published and provided to the public through the internet, including (a) original digital works, such as pictures, maps, games, and comics; (b) digital works with content that is consistent with the type of content that, prior to the internet age, typically was published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. Under the Internet Publishing Rules, internet operators distributing such publications via internet are required to apply for an internet publishing license with the relevant governmental authorities and for SAPPRFT approval before distributing internet publications.

Regulations on Internet Security

Internet information in China is regulated and restricted from a national security standpoint. The SCNPC, has enacted the Decisions on Maintaining Internet Security on December 28, 2000, amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In 1997, the Ministry of Public Security promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On November 7, 2016, the SCNPC promulgated the Network Security Law of the PRC, or the Network Security Law, which became effective on June 1, 2017. The Network Security Law requires network operators, including online lending information intermediaries, to comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. The Network Security Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

Regulations on Privacy Protection

In December 2011, the MIIT issued Several Provisions on Regulating the Market Order of Internet Information Services, which provides that an internet information service provider may not collect any user’s personal information or provide any such information to third parties without such user’s consent. Pursuant to The Several Provisions on Regulating the Market Order of Internet Information Services, internet information service providers are required to, among others, (i) expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect such information necessary for the provision of its services; and (ii) properly maintain the users’ personal information, and in case of any leak or possible leak of a user’s personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information, issued by the SCNPC in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of any user personal information must be subject to the consent of the user, and abide to the applicable law, rationality and necessity of the business and fall within the specified purposes, methods and scopes in the applicable law.

Pursuant to the Ninth Amendment to the Criminal Law, issued by the SCNPC in August 2015, which became effective in November, 2015, any internet service provider that fails to fulfill its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In addition, the PRC General Provisions of the Civil Law, promulgated on March 15, 2017, which became effective on October 1, 2017, require personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information.

While we have taken measures to protect the confidentiality of information that we have access to, our security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information of users to be stolen and used for criminal purposes. Any security breaches or unauthorized access to confidential information could also expose us to liability for loss of information and negative publicity.

Regulations on Mobile Internet Applications Information Services

Administration of mobile internet application information services is strengthened through Regulations for Administration on Mobile Internet Applications Information Services, or the MIAIS Regulations, which was promulgated by the CAC, on June 28, 2016 and became effective on August 1, 2016. The MIAIS Regulations were enacted to regulate mobile app information service providers. Pursuant to the MIAIS Regulations, the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local mobile app information, respectively.

Under the MIAIS Regulations, mobile app information service providers are required to obtain relevant qualifications and are responsible for the supervision and administration of mobile app information. Mobile app information service providers are required to strictly implement information security management responsibilities, including, but not limited to: (i) authenticate the identity of the registered users, (ii) protect user information and obtain users’ consents for collecting and using their personal information in a lawful manner, (iii) establish information content audit and management mechanism, and prohibit any content in violation of laws or regulations, and (iv) record and keep users’ logged information for 60 days.

Regulations on Account Names of Internet Users

On February 4, 2015, the CAC promulgated the Administrative Provisions on the Account Names of Internet Users, which became effective as of March 1, 2015. These provisions strengthened the administration of the account names of internet users. In addition to the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process, these provisions specifically require that any internet information service provider shall enhance security administration, perfect the user service agreement, purge any illegal or malicious information from account names, photos, personal profiles and user registration information. Service providers must employ specialized personnel in proportion to its service scale, to (i) review account names, photos, personal profile and all relevant user registration information of internet users, (ii) deregister account names containing illegal and malicious information, and (iii) protect the information of the users, accept the supervision from the public, and purge the illegal and malicious information in account names, photos, self-introductions and other registration-related information reported by the public in a timely manner.

Regulations on Intellectual Property

Patent Law

According to the Patent Law of the PRC (revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC.

According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC, which was adopted on August 23, 1982, and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name first promulgated by the MIIT on August 1, 2002. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Patents

The National People’s Congress promulgated the PRC Patent Law in 1984 and amended it in 1992, 2000 and 2008, respectively. Any invention, utility model or design must meet three conditions to be patentable: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and last amended in 2018, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular No. 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account).

Pursuant to the SAFE Circular No. 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular No. 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the Provisional Measures, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and was last amended on March 2, 2019, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the SAMR or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Pursuant to the SAFE Circular No. 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the forgoing, if we intend to provide funding to our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

Loans by the Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

Pursuant to the Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise, promulgated by the predecessor SAMR and effective on February 17, 1987, with respect to a Sino-foreign equity join venture, the registered capital shall be (i) no less than 7/10 of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than 1/2 of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than 2/5 of its total investment, if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than 1/3 of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

On January 11, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. The PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing £ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = S outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor + S outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business day before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. According to the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

SAFE Notice Circular No. 13 has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of seeking offshore investment or making offshore financing.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law, the Wholly Foreign-owned Enterprise Law of the PRC and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations were replaced by the Foreign Investment Law and its implementation regulations on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Employee Share Incentive Plans of Overseas Publicly-Listed Company

In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participation in Share Incentive Plan of Companies Listed Overseas, or the 2012 SAFE Notice. Under such notice and other relevant rules and regulations, PRC residents, including PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, who participate in any share incentive plan of any overseas publicly-listed company, are required to register with SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of the participants. We and our executive officers and other employees who are PRC residents that have been granted share incentive awards are subject to these regulations. Failure by these individuals to complete their SAFE registrations may subject such individuals and us to fines and other legal sanctions.

The State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share incentive awards. Under these circulars, our employees working in China who exercise share incentive awards will be subject to PRC individual income tax. Our PRC subsidiary has the obligation to make filings related to employee share incentive awards with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share incentive awards. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax which was last amended on December 29, 2018 and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which was amended on April 23, 2019, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Pursuant to the Announcement on Issues Regarding Implementation of Preferential Income Tax Policy for High and New Technology Companies released on June 19, 2017 by State Administration of Taxation or the SAT, company qualified as high or new technology company shall enjoy preferential tax from the year indicated on the certificate for high and new technology company, and file for registration with taxation agency of jurisdiction according to relevant provisions. On expiration of the qualification as high and new technology company, income tax shall be temporarily levied pursuant to a preferential tax rate of 15% before renewal of the qualification; if such qualification is not obtained before the end of the year, the difference between the preferential tax rate and the regular tax rate should be paid according to applicable provisions.

Value-added Tax

Value-added Tax The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and most recently amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. The Notice adjusted the VAT tax rates of 17% and 11% to 16% and 10%, respectively. According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, with effect from April 1, 2019, the VAT tax rate of 16% and 10% are changed into 13% and 9%, respectively.

As of December 31, 2019, our PRC subsidiaries and consolidated affiliated entities are generally subject to 3%, 6%, and 13% VAT rates.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors who do not have an establishment or place of business in the PRC, or who have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and will take effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatment in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, as amended in 2018, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Employment

According to the Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, effective since January 1, 1995 and last amended on December 29, 2018, and the Labor Contract Law of the PRC which was promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must pay their employees with wages equal to at least the local minimum wage standards. In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and last amended in March 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Out Business and Industry—Increases in labor costs in the PRC and enforcement of stricter labor laws and regulations may adversely affect our business and results of operations.”

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

C.            Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and other entities that are material to our business, as of the date of this annual report:

Note:

(1)         Shareholders of Beijing So-Young are Mr. Hui Shao, Mr. Xing Jin, and Mr. Tao Yu, holding 59.7%, 37.8%, and 2.5%, respectively, of the equity interest in Beijing So-Young. Mr. Hui Shao, Mr. Xing Jin and Mr. Tao Yu are our beneficiary owners; Mr. Jin is our co-founder, director and chief executive officer, and Mr. Yu is our co-founder, former chief information officer, and a consultant of our company.

(2)         Shareholders of Beijing Chiyan are Mr. Tao Yu and Mr. Xing Jin, holding 70% and 30%, respectively, of the equity interest in Beijing Chiyan. Mr. Tao Yu and Mr. Xing Jin are our beneficiary owners; Mr. Jin is our co-founder, director and chief executive officer, and Mr. Yu is our co-founder, former chief information officer, and a consultant of our company.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Wanwei, our consolidate affiliated entities Beijing So-Young and Beijing Chiyan and their respective shareholders. These contractual arrangements enable us to (i) exercise effective control over our VIEs; (ii) receive substantially all of the economic benefits of our VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of our VIEs when and to the extent permitted by PRC law.

Agreements that provide us effective control over our VIEs

Pursuant to the powers of attorney, each shareholder of VIEs irrevocably authorized our WFOE to act on the behalf of such shareholder with respect to all matters concerning the shareholding of the shares in VIEs, including without limitation, attending shareholders’ meetings of VIEs, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, directors, supervisors, general managers and other senior management members of VIEs.

Pursuant to the equity pledge agreements, the shareholders pledge 100% of their equity interest in Beijing So-Young to our WFOE to guarantee the performance by Beijing So-Young and its shareholders of their obligations under the exclusive business cooperation agreement, the exclusive option agreements and the power of attorney. If events of default defined therein occur, upon giving written notice to the shareholders, our WFOE may exercise the right to enforce the pledge to the extent permitted by PRC laws, unless the event of default has been successfully resolved to the satisfaction of our WFOE. The shareholders of Beijing So-Young agree that, without our WFOE’s prior written consent, during the term of the equity interest pledge agreement, they will not place or permit the existence of any security interest or other encumbrance on the equity interest in Beijing So-Young or any portion thereof. On September 4, 2019, our WFOE, Beijing Chiyan and the shareholders of Beijing Chiyan entered into an equity interest pledge agreement, which contained terms substantially similar to the equity interest pledge agreement by and among our WFOE, Beijing So-Young and its shareholders described above. On January 15, 2020, we have completed registering the equity pledge with the relevant office of the PRC State Administration of Market Regulation in accordance with the PRC Property Rights Law.

Spousal Consent Letter.  The spouse of each shareholder of VIEs has each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably approved the execution by her spouse of the power of attorney, equity interest pledge agreement and exclusive option agreement, and that her spouse may perform, amend or terminate such agreements without her consent. The signing spouse confirms she will not assert any rights over the equity interests in VIEs held by her spouse. In addition, in the event that the spouse obtains any equity interest in VIEs held by her spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Business Cooperation Agreement.  On November 1, 2018, Beijing So-Young and our WFOE entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide Beijing So-Young with comprehensive technical support, consulting services and other services. Without prior written consent of our WFOE, Beijing So-Young agrees not to directly or indirectly accept the same or any similar services provided by any third party regarding the matters contemplated by this agreement. Beijing So-Young agrees to pay our WFOE service fees, which will be determined by our WFOE based on various factors, including but not limited to the complexity, cost and value of the services provided by our WFOE. Our WFOE will have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or developed during the performance of this agreement. The agreement may be terminated in accordance with the provisions of this agreement. Similarly, on September 4, 2019, Beijing Chiyan and our WFOE entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide Beijing Chiyan with comprehensive technical support, consulting services and other services. Without prior written consent of our WFOE, Beijing Chiyan agrees not to directly or indirectly accept the same or any similar services provided by any third party regarding the matters contemplated by this agreement. Beijing Chiyan agrees to pay our WFOE service fees, which will be determined by our WFOE based on various factors, including but not limited to the complexity, cost and value of the services provided by our WFOE. Our WFOE will have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or developed during the performance of this agreement. The agreement may be terminated in accordance with the provisions of this agreement.

Agreements that provide us with the option to purchase the equity interests in our VIEs

Exclusive Option Agreement.  Pursuant to the exclusive option agreement entered into on November 1, 2018, each shareholder of Beijing So-Young has irrevocably granted our WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Beijing So-Young. The purchase price shall be RMB10 (US$1.4), the amount of registered capital contributed by such shareholder of Beijing So-Young in Beijing So-Young or the minimum price required by PRC law. If our WFOE exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Without our WFOE’s prior written consent, Beijing So-Young shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its material assets or beneficial interest, create or allow any encumbrance on its material assets or other beneficial interests, provide any loans to any third parties except for payables incurred in the ordinary course of business other than through loans, enter into any material contract with a value of more than RMB500,000 (US$71.8 thousand) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Each shareholder of Beijing So-Young has agreed that, without our WFOE’s prior written consent, he or she will not dispose of his or her equity interests in Beijing So-Young or create or allow any encumbrance on their equity interests. Moreover, without our WFOE’s prior written consent, no dividend will be distributed to Beijing So-Young’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to our WFOE or its designated person(s). On September 4, 2019, our WFOE, Beijing Chiyan and the shareholders of Beijing Chiyan entered into an exclusive option agreement, which contained terms substantially similar to the exclusive option agreement by and among our WFOE, Beijing So-Young and each shareholder of Beijing So-Young described above. The agreements by and among our WFOE, our VIEs and their respective shareholders will remain effective until all equity interests of Beijing So-Young and Beijing Chiyan held by their respective shareholders have been transferred or assigned to our WFOE or its designated person(s), respectively.

In the opinion of CM Law Firm, our PRC legal counsel:

•                  the ownership structures of our WFOE and our VIEs are not in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among our WFOE, our VIEs and their respective shareholders governed by PRC law are currently valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our online medical aesthetic service business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.”

D.            Property, Plant and Equipment

We are headquartered in Beijing, China. As of December 31, 2019, we leased an aggregate of over 14,000 square meters of office space in Beijing, with a lease term five years, and an aggregate of approximately 1,700 square meters of office space in 14 other cities in China with lease terms that typically last for one year. We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.            Operating Results

Key Factors Affecting Our Results of Operations

Our business and operating results are primarily affected by the general factors affecting China’s medical aesthetic industry, including the increase in per capita disposable income and the growth in medical aesthetic spending in China. In addition, they are also affected by factors driving online media and social community in China, such as the growing number of online users, the improved telecommunications infrastructure and the increasing adoption of mobile payment. Furthermore, our business and operating results are influenced by PRC governmental policies and initiatives affecting the online medical aesthetic service and content distribution industries. Changes in any of these general factors could affect the demand for content and services on our platform and our results of operations.

Despite the general factors mentioned above, we believe our results of operations are more directly affected by the following specific factors.

•                  The size of our user base, the level of user engagement and the audience reach of our content.

•                  The quality, integrity and diversity of our content.

•                  The effectiveness and the formats of our information services for medical aesthetic service providers, including our ability to apply relevant technologies to enhance targeted information distribution and service provider exposure.

•                  Our ability to increase transaction volume for medical aesthetic service providers.

•                  The efficiency of our sales and marketing activities.

•                  The diversity of our monetization channels, including the vertical expansion along the medical aesthetic industry value chain and the horizontal expansion into the massive consumption healthcare service market.

We focus on (i) attracting and engaging users and (ii) increasing the number of paying medical service providers on our platform. We measure our effectiveness in attracting and engaging users primarily through tracking mobile MAUs and number of purchasing users, who made verified transactions with service providers. Average mobile MAUs increased by 42.1% from 982.1 thousand in 2017 to 1.4 million in 2018, and further increased by 105.9% to 2.9 million in 2019. Total number of purchasing users increased by 105.3% from 152.4 thousand in 2017 to 313.0 thousand in 2018, and further increased by 81.3% to 567.5 thousand in 2019.

We measure our effectiveness in increasing the number of paying medical service providers by tracking the number of service providers that pay for information services and/or reservation services, which increased by 52.1% from 2,141 in 2017 to 3,256 in 2018, and further increased by 35.4% to 4,410 in 2019.

In December 2019, COVID-19 emerged and has subsequently spread worldwide. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. There continues to be significant uncertainties associated with the COVID-19 pandemic, including with respect to the ultimate spread of the virus, the severity of the disease, the duration of the outbreak and further actions that may be taken by governmental authorities around the world to contain the virus or to treat its impact.

While long-term impact of the COVID-19 outbreak is uncertain, during the first quarter of 2020, our number of purchasing users and number of medical service provides subscribing to information service decreased compared with the fourth quarter of 2019, which we expect will have a negative impact on our revenue. We expect total revenues to be between RMB160 million to RMB180 million for the first quarter of 2020. On the other hand, we do not expect significant changes on our expenditures except for advertising and promotion activities, compared with the fourth quarter of 2019. Failure to contain the further spread of COVID-19 may have further adverse effect on our business, financial condition and results of operations, the extent of such impact will depend on future developments, including the severity and transmission rate of COVID-19 and the extent and effectiveness of containment actions taken, which cannot be accurately predicted at this time.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Information services	143,613	55.4	415,119	67.3	833,422	119,713	72.4
Reservation services	115,692	44.6	202,107	32.7	318,215	45,709	27.6
Total Revenues	259,305	100.0	617,226	100.0	1,151,637	165,422	100.0

Information services revenues. We generate revenues primarily from information services by placing information of medical aesthetic service providers on our platform. We also generate a small portion of our revenues by placing information of other consumption healthcare service providers, beauty salons and certain beauty product sellers on our platform or in our content distributed through social media networks. See “Item 4. Information on the Company—B. Business Overview—Our Services—Information Services.”

Reservation services revenues. We generate revenues from reservation services primarily from medical aesthetic service providers on treatment booked through our platform by our users, as well as subsequent treatment that users purchase from such service providers and are recorded on our platform, as long as the sales leads were generated on and the service provider is still active on our platform. We typically charge a reservation services fee rate of approximately 10% of the amount paid by consumers. We also generate a small portion of reservation service revenues from other consumption healthcare service providers and beauty salons. See “Item 4. Information on the Company—B. Business Overview—Our Services—Reservation Services.”

Cost of revenues

Cost of revenues primarily consists of payroll costs, share-based compensation expenses, event organization costs, servers and bandwidth costs, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business.

Gross profit and gross margin

The following table sets forth our gross profit and gross margin for the years presented:

	For the Year Ended December 31,
	2017	2018	2019
	(in thousands, except for percentages)
Gross profit	RMB214,506	RMB525,663	RMB953,007	US$136,891
Gross margin	82.7%	85.2%	82.8%

Operating expenses

We classify our operating expenses into three categories: sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the break-down of our total operating expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	(127,462)	49.2	(306,360)	49.6	(470,033)	(67,516)	40.8
General and administrative expenses	(29,725)	11.5	(75,442)	12.2	(160,531)	(23,059)	13.9
Research and development expenses	(32,557)	12.6	(94,726)	15.3	(177,268)	(25,463)	15.4
Total	(189,744)	73.3	(476,528)	77.1	(807,832)	(116,038)	70.1

Sales and marketing expenses. Sales and marketing expenses primarily consist of marketing and user acquisition activities expenses, payroll costs and share-based compensation expenses. In terms of absolute amount, we expect our sales and marketing expenses to grow in the foreseeable future.

The following table sets forth the break-down of our sales and marketing expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses
Marketing and user acquisition activities expenses	(94,495)	36.4	(233,010)	37.8	(347,487)	(49,913)	30.2
Payroll costs	(28,350)	10.9	(60,553)	9.8	(97,159)	(13,956)	8.4
Others	(4,617)	1.9	(12,797)	2.0	(25,387)	(3,647)	2.2
Total	(127,462)	49.2	(306,360)	49.6	(470,033)	(67,516)	40.8

General and administrative expenses. General and administrative expenses primarily consist of payroll costs, general office expenses, share-based compensation expenses and professional service fees related to past financing transactions.

Research and development expenses. Research and development expenses primarily consist of payroll costs, share-based compensation expenses and rental expenses incurred associated with research and development.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. We had no taxable income generated from operations in Hong Kong in 2017, while we generated income from operations in 2018 and 2019. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company is not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiary, consolidated variable interest entities and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Beijing So-Young Technology Co., Ltd., one of our VIEs, was a “High and New Technology Enterprise,” or HNTE in 2017. Beijing So-Young Wanwei Technology Consulting Co., Ltd., our WFOE, was a HNTE in 2018. They were subject to the preferential tax rate of 15% in 2017 and 2018, respectively. Our WFOE was subject to the preferential tax rate of 15% in 2019.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Information services	143,613	55.4	415,119	67.3	833,422	119,713	72.4
Reservation services	115,692	44.6	202,107	32.7	318,215	45,709	27.6
Total revenues	259,305	100.0	617,226	100.0	1,151,637	165,422	100.0
Cost of revenues (1)	(44,799)	(17.3)	(91,563)	(14.8)	(198,630)	(28,531)	(17.2)
Gross profit	214,506	82.7	525,663	85.2	953,007	136,891	82.8
Operating expenses
Sales and marketing expenses (1)	(127,462)	(49.2)	(306,360)	(49.6)	(470,033)	(67,516)	(40.8)
General and administrative expenses (1)	(29,725)	(11.5)	(75,442)	(12.2)	(160,531)	(23,059)	(13.9)
Research and development expenses (1)	(32,557)	(12.6)	(94,726)	(15.3)	(177,268)	(25,463)	(15.4)
Total operating expenses	(189,744)	(73.3)	(476,528)	(77.1)	(807,832)	(116,038)	(70.1)
Income from operations	24,762	9.4	49,135	8.1	145,175	20,853	12.6
Income before tax	13,221	5.1	58,254	9.4	226,459	32,527	19.7
Income tax benefits/(expenses)	3,981	1.5	(3,171)	(0.5)	(49,735)	(7,144)	(4.3)
Net income	17,202	6.6	55,083	8.9	176,724	25,383	15.3

Note:

(1)         Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(89)	(1,423)	(12,752)	(1,832)
Sales and marketing expenses	(490)	(1,018)	(8,479)	(1,218)
General and administrative expenses	(1,675)	(10,112)	(61,579)	(8,845)
Research and development expenses	(405)	(13,306)	(21,401)	(3,074)
Total	(2,659)	(25,859)	(104,211)	(14,969)

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Our revenues increased by 86.6% from RMB617.2 million in 2018 to RMB1,151.6 million (US$165.4 million) in 2019, primarily resulted from the expansion of our user base and increased level of user engagement. Average mobile MAUs increased by 105.9% from 1.4 million in 2018 to 2.9 million in 2019. Total number of purchasing users increased by 81.3% from 313.0 thousand in 2018 to 567.5 thousand in 2019.

Our revenues from information services increased by 100.8% from RMB415.1 million in 2018 to RMB833.4 million (US$119.7 million) in 2019. This increase was primarily attributable to the increase in the number of paying medical service providers on our platform from 3,256 in 2018 to 4,410 in 2019, especially the increase in the number of medical service providers subscribing to information services on our platform from 2,229 in 2018 to 3,111 in 2019, as well as the increase in average information service spending by subscribing medical service providers. Such increases were in turn driven by our expanding and increasingly engaged user base as well as the increased effectiveness of our customer acquisition strategy.

Our revenues from reservation services increased by 57.4% from RMB202.1 million in 2018 to RMB318.2 million (US$45.7 million) in 2019. This increase was primarily attributable to a 72.7% increase in aggregate value of medical aesthetic treatment transactions facilitated by our platform from RMB2.1 billion in 2018 to RMB3.6 billion (US$523 million) in 2019. The increase in transaction value was primarily driven by the increase in the number of purchasing users from 313.0 thousand in 2018 to 567.5 thousand in 2019, which in turn drew an increasing number of medical service providers to our platform. We also expanded our reservation function in terms of types of medical aesthetic treatment available and number of medical aesthetic service providers in various cities.

Cost of revenues

Our cost of revenues increased by 116.9% from RMB91.6 million in 2018 to RMB198.6 million (US$28.5 million) in 2019. The increase was primarily due to the increase in our payroll costs by RMB53.7 million, which was driven by the increase in our operational staff headcount from 346 as of December 31, 2018 to 559 as of December 31, 2019. In addition, cost of revenues included share-based compensation expenses of RMB12.8 million (US$1.8 million) compared to RMB1.4 million in 2018.

Gross profit

As a result of the foregoing, our gross profit increased by 81.3% from RMB525.7 million in 2018 to RMB953.0 million (US$136.9 million) in 2018. Our gross margin slightly decreased from 85.2% in 2018 to 82.8% in 2019 primarily due to recognition of share-based compensation expenses during the second quarter of 2019 related to historical employee options granted, which were contingent upon the completion of the Company’s initial public offering.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 53.4% from RMB306.4 million in 2018 to RMB470.0 million (US$67.5 million) in 2019. The increase was primarily due to an increase of RMB114 million in expenses associated with marketing campaigns and user acquisition initiatives. Sales and marketing expenses for 2019 included share-based compensation expenses of RMB8.5 million (US$1.2 million), compared to RMB1.0 million in 2018.

General and administrative expenses. Our general and administrative expenses increased by 112.8% from RMB75.4 million in 2018 to RMB160.5 million (US$23.1 million) in 2019. The increase was primarily due to an increase in personnel related expenses. Our general and administrative expenses grew faster between 2018 and 2019 than in the earlier periods, primarily because of an increase of RMB19.7 million on payroll costs associated with the expansion of administrative teams and recognition of share-based compensation expenses. General and administrative expenses for 2019 included share-based compensation expenses of RMB61.6 million (US$8.8 million), compared to RMB10.1 million in 2018.

Research and development expenses. Our research and development expenses increased by 87.1% from RMB94.7 million in 2018 to RMB177.3 million (US$25.5 million) in 2019, primarily due to costs associated with increased hiring to support product development which is in line with the Company’s strategy of strengthening its technology and big data analysis capabilities. Our research and development expenses grew between 2018 and 2019 than in the earlier periods, primarily due to our commitment to developing our technology capacity to further enhance users’ and medical service providers’ experience on our platform. Research and development expenses for 2019 included share-based compensation expenses of RMB21.4 million (US$3.1 million), compared to RMB13.3 million in 2018.

Income from operations

As a result of our strong revenue growth, our income from operations increased by 195.5% from RMB49.1 million in 2018 to RMB145.2 million (US$20.9 million) in 2019.

Others, net

Others, net were RMB34.8 million (US$5.0 million), compared with RMB1.0 million in the same period of 2018, primarily due to a payment from the Company’s depositary bank for the ADR program in relation to the newly issued shares upon the completion of the Company’s initial public offering.

Income tax expense

We recorded income tax expense of RMB49.7 million (US$7.1 million) in 2019, compared to income tax expense of RMB3.2 million in 2018, primarily attributable to the increase of our taxable income during 2019.

The 2019 effective tax rate of 21.96% differed from the statutory rate of 25% primarily due to the tax rate difference from tax holiday and statutory rate in other jurisdictions, and valuation allowance related to the deferred tax assets recognized from advertising expenses of Beijing So-Young provided.

The 2018 effective tax rate of 5.44% differed from the statutory rate of 25% primarily due to the permanent differences, mainly consisted of additional deduction for research and development expenditures and non-deductible expense, and valuation allowance related to the deferred tax assets recognized from net operating losses of So-Young Wanwei reversed.

Net income

As a result of the foregoing, our net income increased by 220.8% from RMB55.1 million in 2018 to RMB176.7 million (US$25.4 million) in 2019.

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

Our revenues increased by 138.0% from RMB259.3 million in 2017 to RMB617.2 million in 2018, primarily resulted from the expansion of our user base and increased level of user engagement. Average mobile MAUs increased by 42.1% from 1.0 million in 2017 to 1.4 million in 2018. Total number of purchasing users increased by 105.3% from 152.4 thousand in 2017 to 313.0 thousand in 2018.

Our revenues from information services increased by 189.1% from RMB143.6 million in 2017 to RMB415.1 million in 2018. This increase was primarily attributable to the increase in the number of paying medical service providers on our platform from 2,141 in 2017 to 3,256 in 2018, especially the increase in the number of medical service providers subscribing to information services on our platform from 1,295 in 2017 to 2,229 in 2018, as well as the increase in average information service spending by subscribing medical service providers. Such increases were in turn driven by our expanding and increasingly engaged user base as well as the increased effectiveness of our customer acquisition solution.

Our revenues from reservation services increased by 74.7% from RMB115.7 million in 2017 to RMB202.1 million in 2018. This increase was primarily attributable to a 73.3% increase in aggregate value of medical aesthetic treatment transactions facilitated by our platform from RMB1.2 billion in 2017 to RMB2.1 billion in 2018. The increase in transaction value was primarily driven by the increase in the number of purchasing users from 152.4 thousand in 2017 to 313.0 thousand in 2018, which in turn drew an increasing number of medical service providers to our platform. We also expanded our reservation function in terms of types of medical aesthetic treatment available and number of medical aesthetic service providers in various cities.

Cost of revenues

Our cost of revenues increased by 104.4% from RMB44.8 million in 2017 to RMB91.6 million in 2018. The increase was primarily due to the increase in our payroll costs by RMB26.6 million, which was driven by the increase in our operational staff headcount from 183 as of December 31, 2017 to 346 as of December 31, 2018.

Gross profit

As a result of the foregoing, our gross profit increased by 145.1% from RMB214.5 million in 2017 to RMB525.7 million in 2018. Our gross margin improved from 82.7% in 2017 to 85.2% in 2018.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 140.4% from RMB127.5 million in 2017 to RMB306.4 million in 2018. The increase was primarily due to (i) an increase of RMB138.5 million in our expenses associated with marketing and user acquisition activities as we continued to enhance our brand recognition, (ii) an increase of RMB32.2 million in payroll costs from the expansion of our sales and marketing team and (iii) an increase of RMB0.5 million in share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses increased by 153.8% from RMB29.7 million in 2017 to RMB75.4 million in 2018. The increase was primarily due to (i) an increase of RMB12.3 million in payroll costs in connection with the expansion of our administrative team (ii) an increase of RMB8.4 million in share-based compensation expenses and (iii) an increase of RMB14.7 million in professional services fees that was incurred for financing activities in 2018. Our general and administrative expenses grew faster in 2018 than in the earlier periods, primarily because of our relatively short operating history and the rapid development of our internal operations capabilities in an effort to accommodate anticipated future growth.

Research and development expenses. Our research and development expenses increased by 191.0% from RMB32.6 million in 2017 to RMB94.7 million in 2018, primarily due to (i) an increase of RMB43.2 million in payroll costs in connection with the expansion of our research and development team and (ii) an increase of RMB12.9 million in share-based compensation expenses. Our research and development expenses grew faster in 2018 than in the earlier periods, primarily due to our commitment to developing our technology capacity to further enhance users’ and medical service providers’ experience on our platform.

(Loss)/Income from operations

As a result of our strong revenue growth, our income from operations increased by 98.4% from RMB24.8 million in 2017 to RMB49.1 million in 2018.

Income tax expense

We recorded income tax expense of RMB3.2 million in 2018, compared to income tax benefit of RMB4.0 million in 2017, primarily attributable to the increase of our taxable income during 2018.

Net (loss)/income

As a result of the foregoing, our net income increased by 220.2% from RMB17.2 million in 2017 to RMB55.1 million in 2018.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Principle of consolidation

Our consolidated financial statements include the financial statements of our Company, our subsidiaries, our consolidated VIEs and subsidiaries of VIEs for which we are the primary beneficiary. All transactions and balances among our Company, our subsidiaries, our consolidated VIEs and their respective subsidiaries have been eliminated upon consolidation.

We set up a joint venture named So-Young Medical Cosmetology (Beijing) Management Consulting Co., Ltd. in May 2016, and owned 70% of equity interest. We assessed this investment in Medical Cosmetology under ASC Topic 810, “Consolidation” (“ASC 810”) and concluded that Medical Cosmetology is not a variable interest entity as none of the criteria of ASC 810-10-15-14 was met. As such, Medical Cosmetology is not within the scope of ASC 810-20 and should be evaluated for consolidation under the voting interest model. Because of the existence of substantive participating rights of the 30% equity investor, including the joint approval of material operating decisions, such as appointment of key management and determination of key management’s compensation consistent with ASC 810-10-25-11, we do not have unilateral rights over this investment. Therefore, we do not consolidate Medical Cosmetology but account for this investment using equity method in accordance with FASB Accounting Standards Codification 323, Investments—Equity Method and Joint Ventures. Medical cosmetology terminated the operation in 2018 and liquidated in March 2019.

Revenue recognition

We adopted ASC Topic 606, “Revenue from Contracts with Customers,” for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of the promised goods or services to the customers in an amount that reflects the consideration to which we expect to receive in exchange for those goods or services.

Under ASC 606, we determine revenue recognition through the following steps:

•                  identification of the contract, or contracts, with a customer;

•                  identification of the performance obligations in the contract;

•                  determination of the transaction price, including the constraint on variable consideration;

•                  allocation of the transaction price to the performance obligations in the contract; and

•                  recognition of revenue when (or as) we satisfy a performance obligation.

The following is a description of the accounting policy for our principal revenue streams.

Information service

We generate revenue from offering information services primarily to help medical aesthetic service providers better introduce their services, and increase their customer base. We help the service providers introduce their services through information display, in formats such as profile pages and banners, to increase exposure on the platform. We also place content of participating service providers on social platforms in the forms of pictures, videos or links.

We generate our information service revenue primarily (i) at a fixed fee per each day’s content display, (ii) based on a contractual rate per unit of output, such as per click, etc., and (iii) at a fixed fee per each article posted on our social media accounts. These information services may be sold in combination as a bundled arrangement or separately on a stand-alone basis.

Service providers can choose to sign up arrangements through our online information service system or sign up offline arrangements. Advance payment is required when signing up the arrangement. In the case of signing up online arrangements, the service providers are required to purchase “So-Young tokens,” or the Token, in the service provider account as the information service is priced in token in the on-line platform. The Token will be locked in the individual service provider account when a service provider places an order online and will be deducted from the service provider account when service is performed. On a recurring basis, we offer free Tokens to service providers to as certain percentage of purchased Tokens. The free Tokens function the same way as the purchased Tokens, which represent an advance payment from customers. Token is the virtual currency of our platform that are interchangeable and not tied directly to any specific revenue transaction because the Tokens are fungible. As such, we value the Tokens based on an average pricing method to determine the transaction price for the specific information services provided to the service provider. The Tokens are not transferable or refundable and are generally consumed in three months after purchased or given for free. The value of expired Tokens has been immaterial. In the case of signing up off-line arrangements, the service providers are required to make cash advance payment for each individual contract. Contract consideration is determined and fixed in cash at the inception of contract.

The fees for the information services above are recognized in the period when information service is delivered as evidenced in a manner satisfying the types of engagements selected by the service providers, such as display of content, clicks on content, and/or post of articles on our platform. Arrangements involving multiple performance obligations primarily consist of combinations of the above information services. For arrangements that include a combination of these services, we use an estimate of the standalone selling price for these services in order to allocate any potential discount to all performance obligations in the arrangement. The estimate of standalone selling price is based on a standalone selling price basis. We believe the use of the estimation approach and allocation of the transaction price on a relative standalone selling price basis to each performance obligation result in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606.

We also provide other services, which are also presented under information service, primarily comprising (i) service fee for training courses provided to service providers, and (ii) service fee for offline event organization, etc. Revenue is recognized when these services are rendered. For the years ended December 31, 2017 and 2018 and 2019, the revenues derived from other services are not significant.

Barter transactions

We entered into agreements with service providers whereby we provided information service as the consideration for sharing advertising space purchased by the service providers from other third party providers. In general, the service provider would share certain percentage of the purchased advertising space with us. In exchange, we would provide the Tokens with the same value of the shared advertising space to the service provider based on the service provider’s purchase price with the third party and the shared percentage of the advertising space. Revenue from the barter transactions is recognized when information service is provided as discussed above and the expense related to the shared advertising space is recognized over the duration of display. We use the fair value of the goods or services received when measuring the non-cash consideration for information service revenue earned. We will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. We recognized revenue from barter transactions amounted to RMB0.9 million, RMB15.1 million and RMB7.5 million for the years ended December 31, 2017, 2018 and 2019, respectively. The expense recognized from barter transaction for the years ended December 31, 2017, 2018 and 2019 were RMB1.9 million, RMB19.7 million and RMB6.8 million, respectively.

Reservation service

We earn reservation service fees primarily from medical aesthetic service providers when a medical or beauty treatment is performed for our user through reservation from our platform. Such fees are generally determined as an agreed percentage of the value of service actually provided by service providers. As per our agreements with service providers, we collect reservation service fees for all services provided to a user as long as (i) the user was brought to the particular service provider through our platform, and (ii) the service provider is still active on our platform. This includes the situations where the user visits the service provider directly without online ordering, chooses treatment services or site that is different from the online reservation, adds more services during the time of visit, and visits the service provider for other treatment in the future. The service providers are obligated to report the completed transactions in above situations to us. In the event that the service providers fail to report such transaction to us in time, we would charge the service providers a penalty in addition to the reservation service fee.

In order to list available services and related prices on our online platform, service providers are required to sign agreements with us and pay a non-refundable upfront fee to us. However, the agreement does not have binding effect as the service provider can cancel the agreement at their discretion without any penalty. Although the upfront fee is not a material amount, it provides the service provider a renewal right to make optional purchase of the reservation service. The agreement is in substance a day-to-day contract with performance obligation of facilitating of each successful sales of service by service providers to our users.

Reservation service fees are in the form of a fixed fee per transaction or an agreed percentage of the value of service actually provided by the service providers. The consideration for each sales facilitation service is determined when the contract is placed. Following ASC 606-10-32-40, we recognize revenue for each completed transaction based on the value of service actually provided by the service providers as reservation service fee relates specifically to the facilitation for that transaction.

We do not control the underlying services provided by the service providers before they are provided to users, as we are not responsible for fulfilling the promise of service to users and have no inventory risk before the service is provided. In addition, we have no discretion in establishing prices of the service provided by service providers. Reservation service revenues are recognized on a net basis at the point of a successful transaction, which is when the user accepts the service.

We provide various incentives for the users to reserve service on our platform. These incentive programs mainly include loyalty program (So-Young points) and coupons, which are both redeemed mainly to reduce the transaction price. We have considered the guidance under ASC 606 to account for these incentives and determined to record them as a reduction to the revenue upon redemption.

Fair Value of options

Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares. We account for share-based awards granted to employees in accordance with ASC 718 Stock Compensation. For share options for the purchase of ordinary shares granted to employees classified as equity awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on the fair value of the awards on the grant date, which is calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates, expected life and expected dividends.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share options granted with only service conditions, using the straight-line vesting method, net of actual forfeitures, over the vesting period; or (c) for share options granted with service conditions and performance condition, the share-based compensation expenses is recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	2014	2015	2016	2018	2019
Risk-free interest rate(1)	2.70%	2.16%	1.57% – 1.62%	2.59% – 2.93%	1.77% – 2.70%
Expected volatility(2)	59.94%	55.00%	51.52% – 53.54%	47.40% – 50.18%	46.54% – 47.29%
Expected dividend yield(3)	0.0%	0.0%	0.0%	0.0%	0.0%
Expected multiples(4)	2.2	2.2	2.2	2.2 – 2.8	2.2
Fair value of underlying ordinary share	US$0.12	US$0.43	US$1.42 - US$1.44	US$4.71 - US$10.19	US$12.32 - US$12.43

Notes:

(1)   We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the contract term of the options.

(2)   We estimate expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(3)   We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(4)   We estimate the exercise multiple as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

Fair Value of ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we, with the assistance of an independent valuation firm, evaluated the use of income approach to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination. Subsequent to our initial public offering, we use the closing market price of our underlying shares on the grant date to determine fair value of our ordinary shares.

The following table sets forth the fair value of our ordinary shares estimated at the different dates in 2018:

Date of valuation	Fair Value Per Share (US$)	DLOM	Discount Rate
2018-4-1	4.71	15%	20%
2018-6-20	6.02	10%	20%
2018-8-23	7.16	10%	19%
2018-12-31	10.19	10%	18%

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. These estimates are no longer necessary to determine the fair value of our ordinary shares after our initial public offering.

The major assumptions used in calculating the fair value of ordinary shares include:

•                  Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•                  Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The income approach involves applying appropriate WACCs to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2014 to 2018. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 30% to 18%.

The option-pricing method was used to allocate equity value to preferred and ordinary shares. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management.

The increase in the fair value of the ordinary shares from US$10.19 per share as of December 31, 2018 to US$12.43 per share as of February 1, 2019, the latest date on which share-based awards were granted by us before our initial public offering, and further to US$16.64, the midpoint of the estimated range of the initial public offering price (the “Midpoint Price”), was primarily attributable to the following factors:

•                  Substantially enhanced liquidity and marketability of the ordinary shares. The discount for lack of marketability decreased from 10% as of December 31, 2018 to 6% as of February 1, 2019, and further to 0.0% upon completion of initial public offering. The historical valuations of the Ordinary Shares reflected the illiquidity of the ordinary shares on the relevant grant dates, and the uncertainty of the initial public offering. The Midpoint Price assumes a successful initial public offering in the near term and represents an estimate of the fair value of the unrestricted, freely tradable shares that would be sold in the public offering market without liquidity and marketability discounts. The Midpoint Price further does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at differing valuations or that we may continue as a private, stand-alone entity.

•                  Organic growth of our business. Our revenues and net income continued to grow during this period. The revenues and net income for the first quarter ended March 31, 2019 were RMB206.1 million (US$30.0 million) and RMB45.9 million (US$6.7 million), respectively, which exceeded the quarterly revenues and net income in the fourth quarter of 2018, respectively.

•                  The improvement in global capital markets sentiment in the first quarter of 2019. The New York Stock Exchange Composite Index, the Nasdaq Composite Index, the Nasdaq China US Internet Tiger Index and the Shanghai Stock Exchange A Share Index, increased by 12%, 16%, 23% and 24%, respectively, from December 31, 2018 to March 31, 2019. In February 2019, the U.S. government announced the delay in the imposition of certain tariffs on goods from China, citing progress in U.S. and China trade negotiation, which we believe eased consumers’ and investors’ concerns on the impact of U.S. and China trade war on the global economy and capital markets. Furthermore, in March 2019, the Chinese government announced an array of cost cutting measures to ease burdens on businesses. The stimulus plan boosted business sectors’ and consumers’ confidence in China economic outlooks. In addition, in March 2019, the U.S. Federal Open Market Committee, or FOMC, decided to hold interest rate steady.

•                  Increased probability of an initial public offering and conversion of preferred shares. As we progressed further towards this offering, we increased our estimated probability of a successful initial public offering from 65% as of December 31, 2018 to 80% as of February 1, 2019. The holders of the our convertible redeemable preferred shares currently enjoy substantial economic rights and preferences over the holders of the ordinary shares. The estimated range of the initial public offering price assumes the conversion of our convertible preferred shares upon the completion of the initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of convertible preferred shares will result in an increased ordinary share valuation.

•                  Substantially enhanced balance sheet and financial resources. Given the proximity to the completion of the initial public offering, the estimated range of the initial public offering price assumes a successful offering. A successful offering will provide us with (i) proceeds that substantially strengthen our balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) higher brand value to attract new customers as a publicly listed company. These factors have been reflected in the valuation implied by the estimated range of the initial public offering price.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes, or ASC 740. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statement of Comprehensive Loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

We accounted for uncertainties in income taxes in accordance with ASC 740. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our Consolidated Balance Sheet and under Other Expenses in our Consolidated Statement of Comprehensive Loss.

B.                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31, 2018
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash generated from operating activities	90,877	198,985	383,822	55,131
Net cash (used in)/generated from investing activities	7,032	(569,372)	(1,335,013)	(191,762)
Net cash provided by financing activities	324,671	485,414	1,268,396	182,193
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(114)	7,497	20,597	2,960
Net increase in cash, cash equivalents and restricted cash	422,466	122,524	337,802	48,522
Cash, cash equivalents and restricted cash at the beginning of the period	18,393	440,859	563,383	80,925
Cash, cash equivalents and restricted cash at the end of the period	440,859	563,383	901,185	129,447

To date, we have financed our operating and investing activities primarily through net cash generated from operating activities and historical equity financing activities. As of December 31, 2017, 2018 and 2019, our cash, cash equivalents and restricted cash were RMB440.9 million, RMB563.4 million and RMB901.2 million (US$129.4 million), respectively. Our cash, cash equivalents and restricted cash primarily consist of cash on hand and demand deposits.

We believe that our current cash, cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2019, 46.2% and 53.8% of our cash, cash equivalents and restricted cash were held in China and overseas, respectively, of which 53.6% were denominated in U.S. dollars and 46.4% were denominated in Renminbi. As of December 31, 2019, 12.7% and 87.3% of our term deposits and short-term investments were held in China and overseas, respectively, of which 12.7% were denominated in Renminbi. As of December 31, 2019, 29.7% of our cash, cash equivalents and restricted cash were held by our VIEs and its subsidiaries. Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds received from our initial public offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiary, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiary and variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We expect that a substantial majority of our future revenues will continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash generated from operating activities in 2019 was RMB383.8 million (US$55.1 million). The difference between net cash generated from operating activities and net income of RMB176.7 million (US$25.4 million) in the same period was substantially due to (i) the increase of RMB104.2 million in share-based compensation expenses, (ii) the increase of RMB99.0 million in accrued expenses and other current liabilities that primarily include accrued professional service fees and advanced payment from users in the form of unearned reservation services fees for treatment that have not been completed, (iii) the increase of RMB29.2 million in salary and welfare payables, and (iv) the increase in tax payable of RMB26.6 million. Such difference is partially offset by (i) the decrease of RMB23.2 million in contract liabilities that primarily refer to the prepayment of information service fees from medical aesthetic service providers, and (ii) the decrease of RMB19.7 million in prepayment and other current assets, primarily in the form of prepaid fees paid to user acquisition channels.

Net cash generated from operating activities in 2018 was RMB199.0 million. The difference between net cash generated from operating activities and net income of RMB55.1 million in the same period was substantially due to (i) the increase of RMB71.0 million in contract liabilities that primarily refer to the prepayment of information service fees from medical aesthetic service providers, (ii) the increase of RMB39.3 million in accrued expenses and other current liabilities that primarily include accrued professional service fees and advanced payment from users in the form of unearned reservation services fees for treatment that have not been completed, (iii) an increase in tax payable of RMB31.7 million, and (iv) the increase of RMB29.2 million in salary and welfare payables. Such difference is partially offset by an increase of RMB33.4 million in prepayment and other current assets, primarily in the form of prepaid fees paid to user acquisition channels and an increase of RMB21.8 million in deferred tax assets.

Net cash generated from operating activities in 2017 was RMB90.9 million. The difference between net cash generated from operating activities and net income of RMB17.2 million in the same period was substantially due to (i) the increase of RMB41.4 million in contract liabilities that primarily refer to the prepayment of information service fees from medical aesthetic service providers, (ii) the increase of RMB14.2 million in accrued expenses and other current liabilities that primarily include accrued professional service fees and advanced payment from users in the form of unearned reservation services fees for treatment that have not been verified to have been completed, (iii) the increase of RMB21.6 million in salary and welfare payables, and (iv) an increase in tax payable of RMB9.2 million. Such difference is partially offset by (i) an increase of RMB11.0 million in prepayment and other current assets, primarily in the form of prepaid fees paid to user acquisition channels, (ii) an increase in deferred tax assets of RMB9.1 million, and (iii) an increase of RMB6.5 million in trade receivables.

Investing activities

Net cash used in investing activities in 2019 was RMB1,335.0 million (US$191.8 million), primarily due to purchase of short-term investments and term deposits of RMB2,997.9 million, cash paid for property and equipment and intangible assets of RMB37.5 million, and cash paid for long-term investment of RMB23.7 million, offset by proceeds from maturities of short-term investments and term deposits of RMB1,727.9 million.

Net cash used in investing activities in 2018 was RMB569.4 million, primarily due to purchase of short-term investments and term deposits of RMB1,130.2 million and cash paid for long-term investment of RMB20.7 million, offset by proceeds from maturities of short-term investments and term deposits of RMB587.6 million.

Net cash generated from investing activities in 2017 was RMB7.0 million, primarily due to proceeds from maturities of short-term investments of RMB40.7 million and proceeds from repayment of the loans of RMB9.0 million, partially offset by purchase of short-term investments of RMB27.6 million and cash paid for long-term investments of RMB12.1 million.

Financing activities

Net cash provided by financing activities in 2019 was RMB1,268.4 million (US$182.2 million), primarily due to net proceeds received from our initial public offering.

Net cash provided by financing activities in 2018 was RMB485.4 million, primarily due to proceeds from issuance of preferred shares, net of issuance cost.

Net cash provided by financing activities in 2017 was RMB324.7 million, primarily due to proceeds from issuance of preferred shares, net of issuance cost.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, as well as leasehold improvements. Our capital expenditures were RMB0.2 million in 2017, RMB6.4 million in 2018 and RMB37.5 million (US$5.4 million) in 2019. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

So-Young International Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our consolidated variable interest entities and their subsidiaries in China. As a result, So-Young International Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and consolidated variable interest entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our consolidated variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends but our WFOE generated accumulated profits after meeting the requirements for statutory reserve funds in 2019.

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Technology and Infrastructure” and “—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by December 31,
	Total	2020	2021	2022	2023	2024 and Thereafter
	(RMB in thousands)
Operating lease obligations (1)	211,860	45,834	45,386	45,967	56,005	18,668
Total	211,860	45,834	45,386	45,967	56,005	18,668

Note:

(1)         Operating lease obligations consist of the obligations under the lease agreements covering various facilities.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xing Jin	40	Co-Founder, Chairman and Chief Executive Officer
Tao Yu*	41	Co-Founder and Chief Information Officer
Min Yu	36	Director and Chief Financial Officer
Huadong Wang	35	Director
Haipeng Zhang	48	Director
Charles Zhaoxuan Yang	36	Independent Director
Jay Wenjie Xiao	36	Independent Director
Xuejian Li	38	Chief Technology Officer
Rui Cai	36	Vice President of Commercial Products

Note:

* Mr. Tao Yu tendered his retirement letter on April 27, 2020, and he stepped down from his position as our chief information officer on April 27, 2020. Mr. Yu became a consultant of our company on April 27, 2020.

Mr. Xing Jin is our co-founder and has served as our director and chief executive officer since our inception in March 2013. Prior to founding our company, Mr. Jin was the vice president and general manager of social operations of IM2.0 Interactive Group from 2011 to 2013. From 2009 to 2011, Mr. Jin served as a product operations director at Tenpay, an online payment service provider under Tencent Group (HKEx: 0700). Prior to that, Mr. Jin co-founded a social networking service community from 2007 to 2009, served as a senior product operations manager at Oak Pacific Interactive from 2004 to 2007, and served as a product development manager for Tom.com from 2001 to 2004. Mr. Jin received his bachelor’s degree in management information systems from Tianjin University in 2001.

Mr. Tao Yu is our co-founder and our chief information officer. Prior to our founding in 2013, Mr. Yu held a senior technology position at Beijing Ju Xin Chuang Ying Technology Co., Ltd., an information technology company that serves equity traders, from 2012 to 2013, and was in charge of the development of mobile applications and websites. Mr. Yu held technical positions in various technology companies between 2001 to 2012. Mr. Yu received his bachelor’s degree in computer science from Xidian University in 2001.

Mr. Min Yu has served as our director since May 2019 and as our chief financial officer since October 2018. Prior to joining us, Mr. Yu served as the chief financial officer of EasyPnP Inc. from 2017 to 2018, and as the chief financial officer of 500.com Limited (NYSE: WBAI), an online sport lottery service provider in China, from 2014 to 2017. Mr. Yu also served as a vice president at the Hong Kong office of Deutsche Bank AG from 2010 to 2014 and worked at the Shanghai and Hong Kong office of Macquarie Capital Advisor from 2007 to 2010. Mr. Yu received a bachelor’s degree in finance and accounting from the University of Melbourne in 2007.

Mr. Huadong Wang has served as our director since August 2014. Mr. Wang worked at Matrix Partners China, a leading technology venture capital firm in China, since 2010 and has been a partner since 2014. Prior to joining Matrix Partners China, Mr. Wang served as a senior editor for Sohu.com, focusing mainly on report of new technology and startups, from 2008 to 2010. Mr. Wang served as an operation specialist covering the operation of online community at Yahoo China from 2007 to 2008. Mr. Wang received a bachelor’s degree in information management and information system from Northwestern Polytechnical University in 2007.

Dr. Haipeng Zhang has served as our director since December 2019. Dr. Zhang serves as a senior managing director and Head of Healthcare Group at CITIC Capital Partners. Prior to joining CITIC Capital, he was the chief executive officer of China Resources Healthcare Group Limited and the general manager of the strategy management department at China Resources (Holdings) Co., Limited. Prior to that, Dr. Zhang was a partner at Mckinsey & Company and has also worked with China Merchants Holdings (International) Company Limited as the head of Internal Control and Auditing. Dr. Zhang possesses deep knowledge of the healthcare industry and currently serves on the boards of multiple companies in the healthcare industry. He received an MBA degree from Goizueta Business School at Emory University in 2000 and an M.D. degree from Peking Union Medical College in 1998.

Mr. Charles Zhaoxuan Yang has served as our independent director since May 2019. Mr. Yang is the chief financial officer of NetEase, Inc. (NASDAQ: NTES). Prior to joining NetEase, Inc. in 2017, Mr. Yang was an executive director of the China technology, media and telecommunications, and corporate finance team at J.P. Morgan Securities (Asia Pacific) Limited based in Hong Kong and worked there for almost a decade. Mr. Yang holds a master’s degree in Business Administration from the University of Hong Kong and a bachelor’s degree from Wesleyan University with majors in Economics and Mathematics. Mr. Yang is a Certified Public Accountant licensed in the State of Michigan.

Mr. Jay Wenjie Xiao has served as our independent director since May 2019. Mr. Xiao is the founder, director and chief executive officer of LexinFintech Holdings Ltd. (NASDAQ: LX). Mr. Xiao has over 10 years of experience in the online finance industry. Prior to founding LexinFintech Holding Ltd. in 2013, Mr. Xiao served as product manager in the infrastructure platform department of Tenpay, a leading online payment platform in China owned by Tencent Holdings Limited, and was responsible for product development and operations. Mr. Xiao received his bachelor’s degree in design from Nanchang Hangkong University in 2005.

Mr. Xuejian Li joined us in 2015 and is our chief technology officer. Prior to joining us, Mr. Li served as the technology manager for Baidu (Nasdaq: BIDU) from 2010 to 2015 and was in charge of the development of Baidu’s mobile apps, websites and other platforms. Prior to 2010, Mr. Li served as a senior technology manager for Beijing Lianzhong Interactive Network Inc., a developer and operator of online card and board games from 2008 to 2009, and was a research and development engineer at Yahoo China from 2007 to 2008. Mr. Li received a bachelor’s degree in computer science from Dalian University of Technology in 2004 and a master’s degree in computer science from Beihang University in 2007.

Mr. Rui Cai has served as our vice president of commercial products since March 2020. Prior to joining us, Mr. Cai served as a senior director at Autohome from 2016 to 2020. Prior to 2016, Mr. Cai was the director of commercial platform at Opera China from 2014 to 2016, the CEO of Taoyun Technology from 2013 to 2014, an advertising product director at Shanda Online from 2011 to 2013, a product director at Casee Wireless from 2006 to 2010, and was a product manager at Linktone Ltd. from 2004 to 2006. Mr. Cai received a bachelor’s degree in design from Beijing Science Technology and Management University in 2004 and a master’s degree in software engineering from Nanjing University in 2017.

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of RMB7.5 million (US$1.1 million) in cash to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Second Amended and Restated 2018 Share Plan.”

Our PRC subsidiary and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period, which may be extended at the end of the initial term. We may terminate employment for cause, at any time, without additional remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, dishonest acts to our detriment, gross negligence or willful misconduct, or continued failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon a 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be mutually agreed. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Second Amended and Restated 2018 Share Plan

Our board of directors approved a Second Amended and Restated 2018 Share Plan, or the Plan, in March 2019 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The Plan supersedes all of our previously adopted share incentive plans. Under the Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Plan is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. The maximum aggregate number of shares which may be issued pursuant to all awards under the plan is 2,103,333 Class A ordinary shares as of January 1, 2020. As of February 29, 2020, awards to purchase 2,807,754 ordinary shares under the Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the Plan was 2,114,083 as of February 29, 2020.

The following paragraphs describe the principal terms of the Plan.

Types of awards. The Plan permits the awards of shares, options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan administration. Our board of directors or one or more committees (as may be established by our board of directors) will administer the Plan. Our board of directors or the committees, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award agreement. Awards granted under the Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to the employees, directors and consultants of our company and our subsidiaries and such other individuals as approved by the plan administrator.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Plan or the corresponding award agreements, such as transfers by will or the laws of descent and distribution.

Termination and amendment of the Plan. Unless terminated earlier or extended pursuant to its terms, the Plan has a term of ten years. Our board of directors has the authority to terminate, amend or modify the Plan. However, no termination, amendment or modification of the plan may adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

The following table summarizes, as of February 29, 2020, the options that have been granted under the Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xing Jin	1,000,000	$0.10	April 1, 2018	April 1, 2028
Min Yu	*	$0.10	October 8, 2018, May 2, 2019	October 7, 2028, May 1, 2029
Xuejian Li	*	$0.10	May 4, 2015, January 1, 2020	May 4, 2025, January 1, 2030
Total	2,012,307

Note:

*                 Less than one percent of our total outstanding shares.

As of February 29, 2020, other employees as a group held outstanding options to purchase 2,295,447 Class A ordinary shares of our company, at a weighted average exercise price of US$0.1 per share.

C.                                    Board Practices

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction, or proposed contract or transaction, with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

As of the date of this annual report, two out of six of our directors meet the “independence” definition under the Nasdaq Stock Market Rules. As we are a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. For example, we may rely on the exemption from the corporate governance rule that a majority of our board of directors must be independent directors. See “Item 16G. Corporate Governance.”

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Charles Zhaoxuan Yang, Mr. Jay Wenjie Xiao and Mr. Xing Jin. Mr. Charles Zhaoxuan Yang is the chairman of our audit committee. We have determined that Mr. Charles Zhaoxuan Yang and Mr. Jay Wenjie Xiao each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Charles Zhaoxuan Yang qualifies as an “audit committee financial expert.” Mr. Xing Jin does not satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules, and he does not meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee consists of Mr. Xing Jin, Mr. Charles Zhaoxuan Yang and Mr. Jay Wenjie Xiao. Mr. Xing Jin is the chairman of our compensation committee. We have determined that Mr. Charles Zhaoxuan Yang and Mr. Jay Wenjie Xiao each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Mr. Jay Wenjie Xiao, Mr. Xing Jin and Mr. Charles Zhaoxuan Yang. Mr. Jay Wenjie Xiao is the chairman of our nominating and corporate governance committee. We have determined that Mr. Jay Wenjie Xiao and Mr. Charles Zhaoxuan Yang each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person could exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. A director will also cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Our officers are elected by and serve at the discretion of our board of directors.

D.                                    Employees

We had a total of 1,218 and 862 employees as of December 31, 2019 and 2018, respectively. The following table gives a breakdown of our employees as of December 31, 2019, by function:

Function	Number of Employees
Platform operation	393
Business development and marketing	425
Research and development	268
Administration and management	86
Customer service	28
Others	18
Total	1,218

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. To date, we have not experienced any significant labor disputes. None of our employees are represented by labor unions.

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially 5% or more of each class of our voting securities.

The calculations in the table below are based on 81,391,558 ordinary shares outstanding as of February 29, 2020, including 69,391,558 Class A ordinary shares and 12,000,000 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares	% of aggregate voting power
Directors and Executive Officers**:
Xing Jin(1)	1,000,000	12,000,000	16.0%	84.1%
Tao Yu	*	—	*	*
Min Yu	*	—	*	*
Huadong Wang	—	—	—	—
Haipeng Zhang	—	—	—	—
Charles Zhaoxuan Yang	—	—	—	—
Jay Wenjie Xiao	—	—	—	—
Xuejian Li	*	—	*	*
Rui Cai	—	—	—	—
All Directors and Executive Officers as a Group	2,003,077	12,000,000	17.2%	84.3%

Principal Shareholders:
Beauty & Health Holdings Limited(1)	—	12,000,000	14.7%	83.8%
ATCG Holdings Limited(2)	15,722,644	—	19.3%	3.7%
Matrix Partners China III Hong Kong Limited(3)	11,963,367	—	14.7%	2.8%
Trustbridge Partners V, L.P.(4)	9,630,082	—	11.8%	2.2%
Orchid Asia entities(5)	9,402,461	—	11.6%	2.2%
Youthful Acquisition L.P.(6)	5,937,776	—	7.3%	1.4%

Notes:

*                                         Less than 1% of our total outstanding ordinary shares.

**                                  Each of Xing Jin, Tao Yu, Min Yu, Xuejian Li, Rui Cai’s business address is Tower E, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China. The business address of Hui Shao is Suite 1902, Fu’er Building, 9 Dongsanhuan Central Rd, Chaoyang District, Beijing, 100020, People’s Republic of China. The business address of Huadong Wang is Suite 2601, Taikang Financial Tower, 38 Dongsanhuan North Rd, Chaoyang District, Beijing, 100026, People’s Republic of China. The business address of Haipeng Zhang is Flat C, 21/F, Tower 2A, Wing at Sea, Phase IV A, No. 1 Lohas Park Road, TKO, HK. The business address of Charles Zhaoxuan Yang is NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China. The business address of Jay Wenjie Xiao is 27/F CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518052, the People’s Republic of China.

†                                         For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)                                 Represents 1,000,000 Class A ordinary shares directly held by Mr. Xing Jin and 12,000,000 Class B ordinary shares held by Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands. Beauty & Health Holdings Limited is controlled by Xing Jin through a trust and of which Mr. Jin and his family members are the beneficiaries. The registered address of Beauty & Health Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)                                 Represents 15,722,644 Class A ordinary shares in the form of ADSs held by ATCG Holdings Limited, a company incorporated in the British Virgin Islands, as reported on the Schedule 13G filed by Hui Shao and ATCG Holdings Limited on February 21, 2020. ATCG Holdings Limited is controlled by Mr. Hui Shao through a trust and of which Mr. Shao and his family members are the beneficiaries. The principal office address of Hui Shao is Tower A5, Central Park Plaza, Chaoyang District, Beijing 100026, People’s Republic of China.

(3)                                 Represents 11,963,367 Class A ordinary shares held by Matrix Partners China III Hong Kong Limited, a company incorporated in Hong Kong, as reported on the Schedule 13G filed by Matrix Partners China III Hong Kong Limited and affiliated parties on February 13, 2020. The registered office address of Matrix Partners China III Hong Kong Limited is Flat 2807, 28/F, AIA Central, No. 1 Connaught Road, Central, Hong Kong. Matrix Partners China III Hong Kong Limited is controlled by Matrix Partners China III, L.P., and Matrix Partners China III-A, L.P. Both Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. are managed by Matrix China III GP GP, Ltd. Yibo Shao, a director of Matrix China III GP GP, Ltd., is deemed to have shared voting and investment power over the shares held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. The registered office address of Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(4)                                 Represents 9,630,082 Class A ordinary shares held by Trustbridge Partners V, L.P., a Cayman Islands limited partnership, including 1,877,863 ADSs, as reported on the Schedule 13G filed by TB Alternative Assets Ltd on February 14, 2020. Trustbridge Partners V, L.P. is managed by TB Alternative Assets Ltd. The business address of TB Alternative Assets Ltd is Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104.

(5)                                 Represents approximately 9,402,461 Class A ordinary shares that are equivalent to 12,223,199 ADSs held by Orchid Asia Entities, defined as the reporting persons of the Schedule 13D/A filed by Absolute Fortune Limited and affiliated parties on February 5, 2020. Pursuant to the Schedule 13D/A, Class A ordinary shares and/or ADSs that are equivalent to 2,616,027 ADSs were held by Absolute Fortune Limited, Class A ordinary shares and/or ADSs that are equivalent to 4,029,756 ADSs were held by Golden Horizon Limited, Class A ordinary shares and/or ADSs that are equivalent to 8,949,187 ADSs were held by Orchid Asia VII, L.P., and Class A ordinary shares and/or ADS that are equivalent to 657,985 ADSs were held by Orchid Asia VII Co-Investment, Limited.  Each of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is a Cayman Islands limited company. The address of principal business office of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is c/o Vistra (Cayman) Limited P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Orchid Asia VII, L.P. is exempted limited partnership formed under the laws of the Cayman Islands. The address of principal business office of Orchid Asia VII, L.P. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)                                 Represents 5,937,776 Class A ordinary shares held by Youthful Acquisition L.P., a Guernsey limited partnership. Youthful Acquisition L.P. is majority beneficially owned by the Apax Digital Fund, a Guernsey Authorised Closed-ended Collective Investment Scheme. The registered address of Youthful Acquisition L.P. is P.O. Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port, GY1 3PP, Guernsey. The registered address of the Apax Digital Fund is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, GY1 2HJ, Guernsey.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to thirty votes per share based on our dual-class share structure. We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2019. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

To our knowledge, other than Mr. Xing Jin, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of February 29, 2020, 34,688,980 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with our Variable Interest Entities and their respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Registration Rights

Pursuant to our fourth amended and restated shareholders agreement dated August 23, 2018, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights

At any time after the earlier of (i) August 23, 2021, or (ii) the date that is six months after the closing of the initial public offering, holder(s) holding 10% or more of the total registrable securities then outstanding may request in writing that we effect a registration of the registrable securities. Upon such a request, we shall within ten business days give written notice of the proposed registration to all holders and shall thereafter use our best efforts to, as soon as practicable, cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within ten business days after the delivery of our written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the initiating holders may request. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any other share during the foregoing 90-day period. We are not obligated to effect a demand registration if we have, within the six-month period prior to the date of a demand registration request, already effected a registration. We are not obligated to effect more than three demand registrations other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Registration on Form F-3 or Form S-3

If we qualify for registration on Form F-3 or Form S-3 (or any comparable or successor form), any holder has the right to request us to file an unlimited number of registration statements on Form F-3 or Form S-3(or any comparable or successor form). Promptly after receiving such requests, we shall give written notice of the proposed registration and as soon as practicable, we shall effect the registration of the qualified securities on Form F-3 or Form S-3 (or any comparable or successor form).

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our securities (except registration statement field in relation to demand registration, Form F-3 registration, Form S-3 registration or to any employee benefit plan or a corporate reorganization), we shall give each holder written notice of such registration at least 30 days prior to filing of such registration statement and, upon the written request of any holder given within 10 business days after delivery of such notice, we shall include in such registration any registrable securities thereby requested to be registered by such holder. If a holder decides not to include all or any of its registrable securities in such registration, such holder will continue to have the right to include any registrable securities in any subsequent registration statement as may be filed by us, subject to certain limitations. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the registrable securities shall allocate first to us, second to each of holders requesting for the inclusion of their registrable securities pursuant to the piggyback registration, subject to certain conditions.

Expenses of Registration

We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand (subject to certain exceptions), piggyback or F-3 registration.

Termination of Obligations

The registration rights set forth above shall terminate (i) on the date that is five years from the date of closing of a qualified initial public offering as defined in the fourth amended and restated shareholders agreement, or (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Second Amended and Restated 2018 Share Plan.”

Transactions with Medical Cosmetology

We have taken a 70% non-controlling interest in SoYoung Medical Cosmetology (Beijing) Management Consulting Co., Ltd., or Medical Cosmetology, since May 2016. We provided reservation services to Medical Cosmetology in the amount of RMB1.4 million, RMB1.1 million and nil in 2017, 2018 and 2019, respectively.

In the past, we have extended loans to Medical Cosmetology in the amounts of RMB2.8 million, RMB2.0 million and nil in 2017, 2018, and 2019, respectively. Medical Cosmetology repaid RMB9.0 million in 2017, RMB2.0 million in 2018 and RMB1.3 million in 2019. We had amounts due to Medical Cosmetology of nil, RMB0.5 million and nil as of December 31, 2017, December 31, 2018 and December 31, 2019, respectively. We had a loan impairment in the amount of RMB9.3 million in 2017 related to Medical Cosmetology.

We shared loss of Medical Cosmetology in the amount of RMB3.9 million, nil and nil in 2017, 2018 and 2019, respectively. In March 2019, Medical Cosmetology completed its liquidation.

Transactions with Beijing Mevos

We have acquired a 11.11% interest in Beijing Mevos Management Consulting Company Limited, or Beijing Mevos, since September 2018. We incurred an expense of RMB0.7 million and RMB2.1 million (US$295 thousand) to Beijing Mevos in 2018 and 2019. As of December 31, 2019, Beijing Mevos had amounts due to us of RMB0.1 million (US$15 thousand) and we had nil amounts due to Beijing Mevos. We invested RMB5.2 million in 2018 in Beijing Mevos.

Transactions with Beijing Yicai

We have acquired a 35% interest in Beijing Yicai Health Management Consulting Co., Ltd., or Beijing Yicai, since 2019. We provided information and rental services to Beijing Yicai in the amount of nil, nil and RMB3.1 million (US$444 thousand) in 2017, 2018 and 2019, respectively. As of December 31, 2019, Beijing Yicai had nil amounts due to us and we had amounts due to Beijing Yicai of RMB2.62 million (US$376 thousand). We invested RMB17.5 million in 2019 in Beijing Yicai.

Transactions with Mr. Haipeng Zhang

Haipeng Zhang became our director in the fourth quarter of 2019. We entered into an agreement with Mr. Zhang with a cash consideration of RMB1.3 million to engage him as spokesman for brand promotion from September 2019 to April 2020. We have paid in full for the service and recognized advertising expense of RMB613 thousand for the year ended December 31, 2019. The remaining amount will be recognized in 2020.

Transactions with Chengdu Zhisu

We have acquired a 16% interest in Chengdu Zhisu Medical Management Company Limited, or Chengdu Zhisu, since 2018. We provided information and reservation services to Chengdu Zhisu in the amount of nil, RMB60 thousand and RMB3.1 million (US$438 thousand) in 2017, 2018 and 2019, respectively. As of December 31, 2019, Chengdu Zhisu had amounts due to us of RMB5.1 million (US$732 thousand) and we had nil amounts due to Chengdu Zhisu. We invested RMB4 million in 2018 and further invested RMB4.3 million in 2019 in Chengdu Zhisu.

Transactions with Xingying

We acquired a 10% interest in Shanghai Xingying Medical Technology Co., Ltd., or Xingying in 2016. We provided information and reservation services to Xingying in the amount of RMB61 thousand, RMB50 thousand and RMB1 million (US$142 thousand) in 2017, 2018 and 2019, respectively. We invested RMB4 million in 2016 in Xingying.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to, and we are not aware of any pending or threatened legal, arbitral or administrative proceedings or claims, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings or claims arising in the ordinary course of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been, and may continue to be, subject to liabilities for infringement, misappropriation or other violations of third-party intellectual property rights or other allegations based on the content available on our platform or services we provide.”

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distributions.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report,  we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.                                    Offering and Listing Details

The ADSs, 13 of which represent 10 of our Class A ordinary shares, have been listed on Nasdaq since May 2, 2019. The ADSs trade under the symbol “SY.”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

The ADSs, 13 of which represent 10 of our Class A ordinary shares, have been listed on Nasdaq since May 2, 2019. The ADSs trade under the symbol “SY.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                 Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association that we have adopted and of the Companies Law, insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.5 to this Annual Report on Form 20-F is incorporated herein by reference.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Class of ordinary shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of our company, and each Class B ordinary share shall entitle the holder thereof to thirty votes on all matters subject to vote at general meetings of our company.

Conversion. Each Class B ordinary share shall be convertible into one Class A ordinary share at the option of the holder thereof at any time upon written notice to the Company, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any person who is not the Founder or an Affiliate of the Founder (as such terms are defined in our amended and restated articles of association), such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of our company, and each Class B ordinary share shall entitle the holder thereof to thirty votes on all matters subject to vote at general meetings of our company. At any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares which are cast at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares which are cast at the meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board or a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more our shareholders, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and in any usual or common form or such other form approved by our board of directors and shall be executed by or on behalf of the transferor, and if in respect of a nil or partly paid up share, or if so required by the directors, shall also be executed on behalf of the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the Nasdaq Stock Market LLC may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Stock Market LLC, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by a special resolution of our shareholders. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any such class may (subject to any rights or restrictions attached to any class) only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. For these purposes, our directors may treat all the classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (subject to any rights or restrictions attached to the shares of that class) be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of CM Law Firm, our counsel as to PRC law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital gains in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital gains to any holder of our ordinary shares or ADSs, nor will capital gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Financial Secretary of the Cayman Islands as to tax concessions under the Tax Concessions Law (2018 Revision). In accordance with the provision of Section 6 of The Tax Concessions Law (2018 Revision), the Financial Secretary has undertaken with our company:

•                  that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and

•                  in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)             on or in respect of the shares, debentures or other obligations of our company; or

(ii)          by way of the withholding, in whole or part, of any relevant payment as defined in the Tax Concessions Law (2018 Revision).

These concessions shall be for a period of 20 years from February 13, 2019.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that So-Young International Inc. is not a PRC resident enterprise for PRC tax purposes. So-Young International Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that So-Young International Inc. meets all of the conditions above. So-Young International Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that So-Young International Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of So-Young International Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that So-Young International Inc. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  individual retirement accounts or other tax-deferred accounts;

•                  persons liable for alternative minimum tax;

•                  persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons that actually or constructively own 10% or more of our ADSs or ordinary shares (by vote or value);

•                  persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs (and their subsidiaries) for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs (and their subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets, and the market price of our ADSs, we do believe we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to become a PFIC for the current taxable year or any future taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Item 10. Additional Information—E. Taxation—Dividends” and “—Sale or Other Disposition” is written on the basis that we are not and will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and the ADSs are expected to be readily tradable. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIEs or the subsidiaries of our VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, are traded on the Nasdaq Stock Market which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at ir.soyoung.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.                                        Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Market Risks

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2019, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB418 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in a decrease of US$5.5 million in cash, cash equivalents and restricted cash. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in an increase of US$6.7 million in cash, cash equivalents and restricted cash.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges the ADS Holders May Have to Pay

Deutsche Bank Trust Company Americas, as depositary, registers and delivers the ADSs. 13 ADSs represent 10 Class A ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS also represents ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs are administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•             To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•                  Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in the Cayman Islands (i.e., upon deposit and withdrawal of shares).

•                  Expenses incurred for converting foreign currency into U.S. dollars.

•                  Expenses for cable, telex and fax transmissions and for delivery of securities.

•                  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when shares are deposited or withdrawn from deposit).

•                  Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

•                  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs.

•                  Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges holders of our ADSs may be required to pay may vary over time and may be changed by us and by the depositary bank

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2019, we received US$2.2 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Class of Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-230760) in relation to our initial public offering, which was declared effective by the SEC on May 1, 2019. Our initial public offering closed in May 2019. Deutsche Bank Securities Inc. and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold an aggregate of 14,950,000 ADSs at an initial public offering price of US$13.80 per ADS, and received US$187.5 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

The total expenses incurred for our company’s account in connection with our initial public offering was US$4.3 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 1, 2019, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2019, we invested US$187.5 million of the net proceeds from our initial public offering in wealth management products and deposited the rest in interest-bearing bank accounts. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in technology and research and development and enhance our content offering, and for brand promotion and user acquisition efforts and horizontal and vertical business expansions, and for general corporate purposes and working capital needs and potential strategic investments and acquisitions.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of United States Generally Accepted Accounting Principles (“U.S. GAAP”) to design and implement formal period-end financial reporting controls and procedures to address complex U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the Securities and Exchange Commission, or the SEC. The material weakness, if not timely remedied, may lead to significant misstatement in our consolidated financial statements in the future.

To remediate identified material weakness, we have hired additional qualified financial and accounting personnel with working experience with U.S. GAAP and SEC reporting requirements. We are currently in the process of establishing clear rules and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we have engaged an external consulting firm to assist us in assessing Sarbanes-Oxley compliance readiness and improve overall internal controls. In addition, we plan to:

•                  implement regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel, and

•                  develop and implement a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Charles Zhaoxuan Yang, the chairman of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in April 2019. We have posted a copy of our code of business conduct and ethics on our website at ir.soyoung.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit fees(1)	3,850	18,200
Audit-related fees(2)	—	1,100
Tax fees(3)	1,104	312

Notes:

(1)         “Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2019.

(2)         “Audit-related fees” represent the aggregate fees for services rendered by our independent registered public accounting firm for assistance in documenting internal control policies and procedures over financial reporting.

(3)         “Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq Stock Market LLC, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market LLC rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. Currently we are not relying on the home country exemption for corporate governance matters, but we may rely on the exemption in the future. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance listing standards. “

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The consolidated financial statements of So-Young International Inc. are included at the end of this annual report.

ITEM 19.  EXHIBITS

Exhibit Number	Description of Document

1.1	Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on April 22, 2019 (File No. 333-230760))

2.3

Deposit Agreement dated May 1, 2019 among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on June 14, 2019 (File No. 333-232109))

2.4

Fourth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated August 23, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

2.5*	Description of securities

4.1	Second Amended and Restated 2018 Share Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.4	Form of Director Service Agreement between the Registrant and its independent directors (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.5

English translation of the executed form of the power of attorney among Beijing Wanwei and shareholders of Beijing So-Young, as currently in effect, and a schedule of all executed shareholders’ power of attorney adopting the same form (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.6

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Xing Jin and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.7

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Hui Shao and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

Exhibit Number	Description of Document
4.8

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Tao Yu and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.9

English translation of the executed exclusive business cooperation agreement among Beijing Wanwei and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.10

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Xing Jin and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.11

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Hui Shao and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.12

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Tao Yu and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.13

English translation of the executed form of spousal consent letter by the spouses of shareholders of Beijing So-Young, as currently in effect, and a schedule of all spousal consent letters adopting the same form (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.14*

English translation of the executed form of the power of attorney among Beijing Wanwei and shareholders of Beijing Chiyan, as currently in effect, and a schedule of all executed shareholders’ power of attorney adopting the same form

4.15*	English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Xing Jin and Beijing Chiyan dated September 4, 2019, as currently in effect

4.16*	English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Tao Yu and Beijing Chiyan dated September 4, 2019, as currently in effect

4.17*	English translation of the executed exclusive business cooperation agreement among Beijing Wanwei and Beijing Chiyan dated September 4, 2019, as currently in effect

4.18*	English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Xing Jin and Beijing Chiyan dated September 4, 2019, as currently in effect

4.19*	English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Tao Yu and Beijing Chiyan dated September 4, 2019, as currently in effect

4.20*

English translation of the executed form of spousal consent letter by the spouses of shareholders of Beijing Chiyan, as currently in effect, and a schedule of all spousal consent letters adopting the same form

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of CM Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this Annual Report on Form 20-F.

**          Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

So-Young International Inc.

	By:	/s/ Xing Jin
		Name:	Xing Jin
		Title:	Chairman of the Board of Directors
and Chief Executive Officer

Date: April 27, 2020

SO-YOUNG INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of So-Young International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of So-Young International Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2(m) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 27, 2020

We have served as the Company’s auditor since 2018.

SO-YOUNG INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	563,383	884,676	127,076
Restricted cash	—	16,509	2,371
Trade receivables	10,473	26,110	3,750
Receivables from online payment platforms	9,970	13,429	1,929
Amounts due from related parties	850	5,815	835
Term deposits and short-term investments	643,539	1,942,860	279,074
Prepayment and other current assets	50,236	67,628	9,714
Total current assets	1,278,451	2,957,027	424,749
Non-current assets:
Long-term investments	14,813	45,980	6,605
Property and equipment, net	3,253	32,341	4,645
Deferred tax assets	30,894	35,208	5,057
Prepayment for long-term investment	11,500	—	—
Operating lease right-of-use assets	—	144,488	20,754
Other non-current assets	1,625	14,910	2,142
Total non-current assets	62,085	272,927	39,203
Total assets	1,340,536	3,229,954	463,952

Liabilities

Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB266,028 and RMB405,701 as of December 31, 2018 and 2019, respectively):

Taxes payable	41,552	65,605	9,424
Contract liabilities	116,967	93,725	13,463
Salary and welfare payables	71,486	100,676	14,461
Amounts due to related parties	925	2,620	376
Accrued expenses and other current liabilities	71,226	166,088	23,857
Operating lease liabilities-current	—	37,799	5,429
Total current liabilities	302,156	466,513	67,010
Non-current liabilities:
Operating lease liabilities-non current	—	120,803	17,352
Total non-current liabilities	—	120,803	17,352
Total liabilities	302,156	587,316	84,362
Commitment and Contingencies (see Note 16)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			Note 2(e)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$ 0.0005 par value; 8,000,000 shares authorized, issued and outstanding as of December 31, 2018 and none authorized, issued and outstanding as of December 31, 2019)	30,440	—	—
Series B convertible redeemable preferred shares (US$ 0.0005 par value; 10,476,190 shares authorized, issued and outstanding as of December 31, 2018 and none authorized, issued and outstanding as of December 31, 2019)	99,075	—	—
Series C-1 convertible redeemable preferred shares (US$ 0.0005 par value; 1,030,126 shares authorized, issued and outstanding as of December 31, 2018 and none authorized, issued and outstanding as of December 31, 2019)	17,769	—	—
Series C convertible redeemable preferred shares (US$ 0.0005 par value; 4,902,554 shares authorized, issued and outstanding as of December 31, 2018 and none authorized, issued and outstanding as of December 31, 2019)	161,101	—	—
Series D convertible redeemable preferred shares (US$ 0.0005 par value; 9,750,676 shares authorized, issued and outstanding as of December 31, 2018, and none authorized, issued and outstanding as of December 31, 2019)	422,035	—	—
Series D+ convertible redeemable preferred shares (US$ 0.0005 par value; 3,497,954 shares authorized, issued and outstanding as of December 31, 2018, and none authorized, issued and outstanding as of December 31, 2019)	178,035	—	—
Series E convertible redeemable preferred shares (US$ 0.0005 par value; 6,164,979 shares authorized, issued and outstanding as of December 31, 2018 and none authorized, issued and outstanding as of December 31, 2019)	487,494	—	—
Total mezzanine equity	1,395,949	—	—

Shareholders’ (deficit)/equity:
Class A Ordinary shares (US$ 0.0005 par value; 12,000,000 shares authorized, issued and outstanding as of December 31, 2018; 750,000,000 shares authorized as of December 31,2019; 69,371,718 shares issued and outstanding as of December 31, 2019)	37	221	32
Class B Ordinary shares (US$ 0.0005 par value; 144,177,521 shares authorized as of December 31, 2018; 11,290,940 shares issued and outstanding as of December 31, 2018; 20,000,000 shares authorized as of December 31, 2019; 12,000,000 shares issued and outstanding as of December 31, 2019)	35	37	5
Additional paid-in capital	—	2,799,336	402,099
Statutory reserve	—	10,562	1,516
Accumulated deficit	(394,039)	(259,251)	(37,239)
Accumulated other comprehensive income	36,398	91,733	13,177
Total shareholders’ (deficit)/equity	(357,569)	2,642,638	379,590
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,340,536	3,229,954	463,952

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(e)
Revenues
Information services	143,613	415,119	833,422	119,713
Reservation services	115,692	202,107	318,215	45,709
Total revenues	259,305	617,226	1,151,637	165,422
Cost of revenues	(44,799)	(91,563)	(198,630)	(28,531)
Gross profit	214,506	525,663	953,007	136,891
Operating expenses:
Sales and marketing expenses	(127,462)	(306,360)	(470,033)	(67,516)
General and administrative expenses	(29,725)	(75,442)	(160,531)	(23,059)
Research and development expenses	(32,557)	(94,726)	(177,268)	(25,463)
Total operating expenses	(189,744)	(476,528)	(807,832)	(116,038)
Income from operations	24,762	49,135	145,175	20,853
Other income/(expenses):
Investment income	2,265	5,256	8,698	1,249
Interest income	176	10,881	45,045	6,470
Exchange gains/(losses)	2,090	(8,008)	(3,235)	(465)
Impairment of long-term investment	—	—	(4,000)	(575)
Share of losses of equity method investee	(3,850)	—	—	—
Others, net	(12,222)	990	34,776	4,995
Income before tax	13,221	58,254	226,459	32,527
Income tax benefits/(expenses)	3,981	(3,171)	(49,735)	(7,144)
Net income	17,202	55,083	176,724	25,383
Accretions of convertible redeemable preferred shares to redemption value	(28,521)	(104,211)	(50,219)	(7,214)
Net (loss)/income attributable to ordinary shareholders of the Company	(11,319)	(49,128)	126,505	18,169

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(e)
Net income	17,202	55,083	176,724	25,383
Other comprehensive (loss)/income:
Foreign currency translation adjustment	(2,203)	34,439	55,335	7,948
Total other comprehensive (loss)/income	(2,203)	34,439	55,335	7,948

Total comprehensive income	14,999	89,522	232,059	33,331
Accretions of convertible redeemable preferred shares to redemption value	(28,521)	(104,211)	(50,219)	(7,214)
Comprehensive (loss)/income attributable to ordinary shareholders of the Company	(13,522)	(14,689)	181,840	26,117

Net (loss)/earnings per ordinary share
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - basic	(0.42)	(2.00)	2.13	0.31
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - diluted	(0.42)	(2.00)	2.00	0.29
Weighted average number of ordinary shares used in computing (loss)/earnings per share, basic*	26,882,387	24,555,427	59,357,935	59,357,935
Weighted average number of ordinary shares used in computing (loss)/earnings per share, diluted*	26,882,387	24,555,427	63,309,091	63,309,091

Net (loss)/earnings per ADS
Net (loss)/earnings per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(0.32)	(1.54)	1.64	0.24
Net (loss)/earnings per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(0.32)	(1.54)	1.54	0.22

Share-based compensation expenses included in:
Cost of revenues	(89)	(1,423)	(12,752)	(1,832)
Sales and marketing expenses	(490)	(1,018)	(8,479)	(1,218)
General and administrative expenses	(1,675)	(10,112)	(61,579)	(8,845)
Research and development expenses**	(405)	(13,306)	(21,401)	(3,074)

*   Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

** The amount for the year ended December 31, 2018 included share-based compensation expenses of RMB11,587 related to the Series E convertible redeemable preferred shares re-designation. Please refer to Note 12 for details.

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total Shareholders’ deficit
	Shares	Amount RMB	Shares	Amount RMB	Share	Amount RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	26,882,387	83	—	—	—	—	—	(160,345)	4,162	(156,100)
Net income	—	—	—	—	—	—	—	17,202	—	17,202
Share-based compensation expenses	—	—	—	—	—	—	2,659	—	—	2,659
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(2,659)	(25,862)	—	(28,521)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(2,203)	(2,203)
Balance as of December 31, 2017	26,882,387	83	—	—	—	—	—	(169,005)	1,959	(166,963)
Net income	—	—	—	—	—	—	—	55,083	—	55,083
Share-based compensation expenses	—	—	—	—	—	—	14,272	—	—	14,272
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(14,272)	(89,939)	—	(104,211)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	34,439	34,439
Re-designation of ordinary shares into Series D convertible redeemable preferred shares (see Note12)	(1,692,266)	(5)	—	—	—	—	—	(64,801)	—	(64,806)
Re-designation of ordinary shares into Series E convertible redeemable preferred shares (see Note12)	(1,899,181)	(6)	—	—	—	—	—	(125,377)	—	(125,383)
Re-designation of ordinary shares into Class A ordinary shares (see Note12)	(12,000,000)	(37)	12,000,000	37	—	—	—	—	—	—
Re-designation of ordinary shares into Class B ordinary shares (see Note12)	(11,290,940)	(35)	—	—	11,290,940	35	—	—	—	—
Balance as of December 31, 2018	—	—	12,000,000	37	11,290,940	35	—	(394,039)	36,398	(357,569)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated deficit	Statutory Reserve	Accumulated other comprehensive income	Total Shareholders’ (deficit)/equity
	Shares	Amount RMB	Share	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	12,000,000	37	11,290,940	35	—	(394,039)	—	36,398	(357,569)
Net income	—	—	—	—	—	176,724	—	—	176,724
Statutory reserves	—	—	—	—	—	(10,562)	10,562	—	—
Share-based compensation expenses	—	—	—	—	104,211	—	—	—	104,211
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(18,845)	(31,374)	—	—	(50,219)
Re-designation of ordinary shares immediately prior to the completion of the initial public offering (“IPO”) (see Note12)	(709,060)	(2)	709,060	2	—	—	—	—	—
Issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost of RMB29,655 (see Note12)	11,500,000	39	—	—	1,266,538	—	—	—	1,266,577
Conversion of convertible redeemable preferred shares upon IPO (see Note13)	43,822,455	140	—	—	1,446,028	—	—	—	1,446,168
Issuance of Class A ordinary shares from exercise of share options (see Note14)	2,008,323	7	—	—	1,404	—	—	—	1,411
Foreign currency translation adjustment	—	—	—	—	—	—	—	55,335	55,335
Balance as of December 31, 2019	68,621,718	221	12,000,000	37	2,799,336	(259,251)	10,562	91,733	2,642,638

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net income	17,202	55,083	176,724	25,383
Depreciation of property and equipment and amortization of intangible assets	619	1,666	6,129	880
Impairment of amounts due from related parties (see Note 17)	9,265	—	—	—
Impairment of long-term impairment (see Note 5)	—	—	4,000	575
Impairment of property and equipment	—	—	689	99
Impairment of other current assets	—	—	1,991	286
Loss on disposal of property and equipment	—	124	—	—
Amortization of non-cash business resources contributed by certain shareholder (see Note 13)	5,692	—	—	—
Share-based compensation expenses	2,659	25,859	104,211	14,969
Lease expense to reduce right-of-use assets	—	—	33,095	4,754
Share of losses of equity method investee	3,850	—	—	—
Exchange (gains)/losses	(2,090)	8,008	3,235	465
Deferred income tax	(9,110)	(21,784)	(4,314)	(620)
Accrued investment income of short-term investments	(1,728)	(747)	2,298	330
Recovery of loss from impairment of amounts due from related parties	—	—	(1,314)	(189)
Changes in operating assets and liabilities:
Trade receivables	(6,533)	(3,890)	(15,637)	(2,246)
Receivables from online payment platforms	(4,220)	(3,113)	(3,459)	(497)
Prepayment and other current assets	(10,981)	(33,355)	(19,678)	(2,827)
Other non-current assets	(58)	—	(14,184)	(2,037)
Contract liabilities	41,372	70,959	(23,242)	(3,339)
Taxes payable	9,152	31,675	26,589	3,819
Salary and welfare payables	21,594	29,169	29,190	4,193
Amounts due from/to related parties	—	75	1,730	248
Operating lease liabilities	—	—	(23,233)	(3,337)
Accrued expenses and other liabilities	14,192	39,256	99,002	14,222
Net cash generated from operating activities	90,877	198,985	383,822	55,131

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(222)	(6,408)	(37,544)	(5,393)
Purchase of short-term investments and term deposits	(27,600)	(1,130,177)	(2,997,928)	(430,625)
Proceeds from maturities of short-term investments and term deposits	40,700	587,576	1,727,870	248,193
Cash paid for long-term investments, including prepayment for new investment	(12,063)	(20,650)	(23,725)	(3,408)
Proceeds from disposal of property and equipment	17	287	—	—
Loans advanced to related party (see Note 17)	(2,800)	(2,000)	(5,000)	(718)
Proceeds from repayment of the loans advances to related party (see Note 17)	9,000	2,000	1,314	189
Net cash generated from/(used in) investing activities	7,032	(569,372)	(1,335,013)	(191,762)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	324,671	485,414	—	—
Proceeds from initial public offering, net of issuance cost	—	—	1,266,577	181,932
Proceeds from exercise of share options	—	—	1,819	261
Net cash provided by financing activities	324,671	485,414	1,268,396	182,193

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(114)	7,497	20,597	2,960
Net increase in cash, cash equivalents and restricted cash	422,466	122,524	337,802	48,522
Cash, cash equivalents and restricted cash at the beginning of the year	18,393	440,859	563,383	80,925
Cash, cash equivalents and restricted cash at the end of the year	440,859	563,383	901,185	129,447

Supplemental disclosures of cash flow information:
Cash paid for income taxes	(7)	(243)	(38,112)	(5,474)

Non-cash investing and financing activities:
Accretions of convertible redeemable preferred shares to redemption value	28,521	104,211	50,219	7,214
Conversion of convertible redeemable preferred shares upon IPO (see Note13)	—	—	1,446,168	207,729
Payable for issuance cost of convertible redeemable preferred shares	10,127	—	—	—
Issuance of convertible redeemable preferred shares by re-designation of ordinary shares (see Note 12)	—	201,776	—	—
Cancellation of ordinary shares and deemed dividend upon the re-designation of ordinary shares (see Note 12)	—	190,189	—	—

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	440,859	563,383	884,676	127,076
Restricted cash	—	—	16,509	2,371
Total cash, cash equivalents and restricted cash	440,859	563,383	901,185	129,447

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities

(a)Principal activities and reorganization

So-Young International Inc., (the “Company” or “So-Young”), is a leading online platform on consumption healthcare services focusing on discretionary medical treatments. The Company, through its consolidated subsidiaries and consolidated variable interest entities (“VIEs”) and the subsidiaries of the VIE (collectively referred to as the “Group”) is primarily engaged in the operation of the platform that enables users to both discover reliable content and share their own experience on medical aesthetics procedures, and leads users to reserve treatment services from medical aesthetic service providers for offline treatment in the People’s Republic of China (the “PRC” or “China”) and internationally.

As of December 31, 2019, the Company’s major subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries
So-Young Hong Kong Limited (“So- Young HK”)	Hong Kong, 2014	100%	Investment holding
So-Young High Tech Korea Co., Ltd.	Korea, 2014	100%	Technology advisory services
Beijing So-Young Wanwei Technology Consulting Co., Ltd. (“So-Young Wanwei”)	the PRC, 2014	100%	Management consulting services
So-Young (China) Network Technology Co., Ltd. (“So-Young China”)	the PRC, 2018	100%	Management consulting services

VIEs
Beijing So-Young Technology Co., Ltd. (“Beijing So-Young”)	the PRC, 2013	100%	Internet information and technology advisory services
Beijing Chiyan Medical Beauty Consulting Co., Ltd.	the PRC, 2019	100%	Internet information and technology advisory services

VIE’s Subsidiaries
Beijing So-Young Souyang Investment and Management Co., Ltd.	the PRC, 2016	100%	Management consulting services
Beijing Meifenbao Technology Co., Ltd.	the PRC, 2016	100%	Technology advisory services
Beijing So-Young Qingyang Medical Instrument Co., Ltd.	the PRC, 2017	100%	Sales of medical equipment
Beijing Shengshi Meiyan Culture Co., Ltd.	the PRC, 2018	100%	Internet culture services

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(a)Principal activities and reorganization (Continued)

Reorganization

In April 2014, the Group initiated its reorganization (“Reorganization”) as detailed below.

Beijing So-Young was established in November 2013 under the laws of the PRC by the three shareholders to carry out the Group’s principal business.

In April 2014, the Company was set up by the same three shareholders of Beijing So-Young as a holding company incorporated in Cayman Islands. The Company had 100,000,000 authorized shares with a par value of US$0.0005 each at the date of incorporation.

In May 2014, So-Young HK was incorporated in Hong Kong as a wholly owned subsidiary of the Company. In July 2014, So-Young Wanwei was incorporated as a wholly owned subsidiary of So-Young HK in the PRC.

On August 22, 2014, the Reorganization was completed and approved by the board of directors as below:

(1) The Company, through So-Young Wanwei (the “WFOE”), entered into a series of contractual arrangements with Beijing So-Young (the “VIE”) and its shareholders as detailed in Note 1(b) to enable the Company to obtain control over the VIE.

(2) Concurrently, the Company reserved 3,200,000 ordinary shares for granting options to the eligible directors, employees and consultants. The Company issued 8,000,000 Series A convertible redeemable preferred shares at US$0.4 per share to the new investor.

Basis of presentation for the Reorganization

The Company’s shareholding structure immediately after the Reorganization was the same as the capital structure of Beijing So-Young immediately prior to the Reorganization. Concurrently, Beijing So-Young became the consolidated VIE of the Group. The Company determined that the Reorganization lacked substance and should be treated as a non-substantive merger with no change in the basis of assets and liabilities of Beijing So-Young. The consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows as if the current group structure had been in existence for all the years presented, or since their respective dates of incorporation.

Initial Public Offering

In May 2019, the Company completed its IPO on the Nasdaq Global Market and the underwriters subsequently exercised their over-allotment option in May 2019. In the offering, 14,950,000 American depositary shares (“ADSs”), representing 11,500,000 Class A Ordinary shares, were issued and sold to the public at a price of US$13.80 per ADS. The net proceeds to the Company from the IPO, after deducting commission and offering expenses, were approximately US$187.5 million (RMB1,267 million).

Upon the completion of IPO, 66,613,419 Class A ordinary shares with one vote per share and 12,000,000 Class B ordinary shares with thirty votes per share were issued upon re-designation of ordinary shares and the conversion of all redeemable convertible preferred shares. In addition, the authorized share capital of the Company was US$425 divided into 850,000,000 shares, comprising (i) 750,000,000 Class A ordinary shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B ordinary shares of a par value of US$0.0005 each and (iii) 80,000,000 shares of a par value of US$0.0005 each of such class or classes (however designated) as the board of directors may determine in accordance with the amended and restated memorandum and articles of association.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b)VIE arrangements between the Company’s PRC subsidiaries

As of December 31, 2019, the Company, through the WFOE, entered into the following contractual arrangements with the VIEs and its shareholders that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the Company is the ultimate primary beneficiary of the VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

i) Contracts that give the Company effective control of the VIEs

Exclusive Call Option Agreement. Pursuant to the exclusive call option agreement among the WFOE, the VIEs and the VIEs’ shareholders, each of the shareholders of the VIEs irrevocably granted the WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs, and the purchase price shall be RMB0.01 or the lowest price permitted by applicable the PRC law. The shareholders of the VIEs undertakes that, without the prior written consent of the WFOE or the Company, they shall not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties, distribute any dividends to shareholders. The term of exclusive call option agreement is effective until all equity interests held by the VIE’s shareholders in VIE have been transferred or assigned to WFOE and/or any other person designated by WFOE.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of the VIEs irrevocably authorized the WFOE to act on the behalf of such shareholder with respect to all matters concerning the shareholding of the shares in the VIEs, including without limitation, attending shareholders’ meetings of the VIEs, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, directors, supervisors, general managers and other senior management members of the VIEs.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreements, the shareholders pledge 100% of their equity interest in the VIEs to the WFOE to guarantee the performance by the VIEs and its shareholders of their obligations under the exclusive business cooperation agreement, the exclusive call option agreements and the power of attorney. If events of default defined therein occur, upon giving written notice to the shareholders, the WFOE may exercise the right to enforce the pledge to the extent permitted by the PRC laws, unless the event of default has been successfully resolved to the satisfaction of the WFOE. The shareholders of the VIEs agree that, without the WFOE’s prior written consent, during the term of the equity interest pledge agreement, they will not place or permit the existence of any security interest or other encumbrance on the equity interest in the VIEs or any portion thereof.

Spousal Consent Letter. The spouse of each shareholder of the VIEs has each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably approved the execution by her spouse of the power of attorney, equity interest pledge agreement and exclusive option agreement, and that her spouse may perform, amend or terminate such agreements without her consent. The signing spouse confirms she will not assert any rights over the equity interests in the VIEs held by her spouse. In addition, in the event that the spouse obtains any equity interest in the VIEs held by her spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

Exclusive business cooperation agreements. The VIEs have entered into an exclusive technical development, consultation and service agreement with the WFOE, pursuant to which the WFOE provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIEs to the WFOE. The VIEs have incurred RMB18,868, RMB194,811 and RMB436,321 service fee to the WFOE for the years ended December 31, 2017, 2018 and 2019, respectively.

iii) Risks in relation to VIE structure

The Company believes that the contractual arrangements between the WFOE and its VIEs and its respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the WFOE’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

•                     revoke the business and operating licenses of the Company’s PRC subsidiaries and the VIEs;

•                     discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and the VIEs;

•                     limit the Group’s business expansion in China;

•                     impose fines or other requirements with which the Company’s PRC subsidiaries and the VIEs may not be able to comply;

•                     take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business; or

•                     require the Company or the Company’s PRC subsidiaries or the VIEs to restructure the relevant ownership structure or operations.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its shareholders and it may lose the ability to receive economic benefits from the VIEs, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote.

The VIE shareholders are beneficiary owners of VIEs and also the beneficiary owners of the Company. The interests of the VIE shareholders as the beneficiary owners of the VIE may differ from the interests of the Company as a whole. The Company cannot assert that when conflicts of interest arise, the VIE shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the VIE shareholders may encounter in their capacity as beneficial owners and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company relies on the VIE shareholders, as directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIE shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

The current shareholders of VIEs have no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that shareholders of VIEs may act contrary to the contractual arrangements, the Company, through WFOE, entered into an irrevocable power of attorney with all of the shareholders of VIEs. Through the power of attorney, all shareholders of VIEs have entrusted WFOE as its proxy to exercise their rights as the shareholders of VIEs with respect to an aggregate of 100% of the equity interests in VIEs.

The Ministry of Commerce of the People’s Republic of China, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL. Among other things, the 2015 Draft FIL adopts the principle of “substance over form” in determining whether an entity is a domestic enterprise or a foreign-invested enterprise, or a FIE, by introducing the concept of “de facto control”. Specifically, entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this context, “control” is broadly defined in the 2015 Draft FIL to cover the scenario of having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The Group is currently operating under the “variable interest entity” structure, or VIE structure, may be deemed as FIEs according to the 2015 Draft FIL and thus subject to the foreign investment restrictions in the PRC.

On December 26, 2018, the Standing Committee of the National People’s Congress of the PRC published a discussion draft of the proposed Foreign Enterprise Investment Law, or the 2018 Draft FEIL, the updated version of which was reviewed and discussed by the National People’s Congress of the PRC on March 11, 2019. The 2018 Draft FEIL does not explicitly stipulate contractual arrangements as a form of foreign investment, nor does it include the concept of “de facto control”. However, the draft law contains a catch-all provision under the definition of “foreign investment” that will include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Based on the 2018 Draft FEIL, it is likely that prospective laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment.

There is substantial uncertainty with respect to the final content, interpretation, adoption timeline and effective date of the 2015 Draft FIL and/or the 2018 Draft FEIL. In the event that the Group’s variable interest entity contractual arrangements under which the Group operates its business were not treated as a domestic investment and its operations are classified in the “restricted” or “prohibited” industry in the “negative list” under the 2015 Draft FIL or the 2018 Draft FEIL when officially enacted, the Group might be required to obtain market entry clearance. If the restrictions and prohibitions on FIE included in the Draft FIE Law are enacted and enforced in their current form, the Group’s ability to use the contractual arrangements with its VIEs and the Group’s ability to conduct business through the VIEs could be severely limited. For example, the National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 26, 2019, effective from January 1, 2020. The MOFCOM and the State Administration for Market Regulation jointly issued the Measures for Reporting of Foreign Investment Information on December 30, 2019, effective from January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Implementation Regulations are new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

The following consolidated financial information of the VIEs and its subsidiaries taken as a whole as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 was included in the consolidated financial statements of the Group. Transactions between the VIEs and its subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2018	2019
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	228,228	251,023
Restricted cash	—	16,509
Trade receivables	10,473	26,110
Receivables from online payment platforms	9,970	13,429
Short-term investments	61,239	120,876
Amounts due from related parties	1,350	5,921
Prepayment and other current assets	44,889	50,464
Total current assets	356,149	484,332

Non-current assets:
Long-term investments	14,813	41,788
Property and equipment, net	1,989	31,489
Deferred tax assets	27,303	34,199
Prepayment for long-term investment	11,500	—
Operating lease right-of-use assets	—	144,071
Other non-current assets	1,603	14,887
Total non-current assets	57,208	266,434
Total assets	413,357	750,766

Liabilities
Current liabilities:
Taxes payable	34,932	51,562
Contract liabilities	116,967	93,725
Salary and welfare payables	44,761	57,016
Amounts due to related parties	51,240	95,259
Accrued expenses and other current liabilities	69,368	163,277
Operating lease liabilities	—	37,501
Total current liabilities	317,268	498,340
Operating lease liabilities-non current	—	120,733
Amounts due to related parties	137,140	137,372
Total non-current liabilities	137,140	258,105
Total liabilities	454,408	756,445

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and Reorganization (Continued)

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Total revenues	259,305	617,226	1,151,637
Net income /(loss)	10,446	(2,372)	(291)
Net cash flows generated from operating activities	91,448	122,783	161,084
Net cash generated from /(used in) investing activities	5,923	(6,637)	(115,497)
Net cash used in financing activities	—	—	(6,283)
Net increase in cash, cash equivalents and restricted cash	97,371	116,146	39,304

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB3,547 and RMB4,547 as of December 31, 2018 and 2019, respectively. As the respective VIEs and its subsidiaries are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Liquidity

The Group had net income of RMB17,202, RMB55,083 and RMB176,724 for the years ended December 31, 2017, 2018 and 2019, respectively. Net cash generated from operating activities was RMB90,877, RMB198,985 and RMB383,822 for the years ended December 31, 2017, 2018 and 2019, respectively. Accumulated deficit was RMB394,039 and RMB259,251 as of December 31, 2018 and 2019, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors through the issuance of convertible redeemable preferred shares. Refer to Note 13 for details of the Group’s convertible redeemable preferred shares financing activities. In 2019, the Group has completed its IPO in Nasdaq Global Market, and raised US$187.5 million (RMB1,267 million), net of issuance costs. As of December 31, 2019, the Group’s cash, cash equivalent and restricted cash was RMB901,185.

Based on the cash flows projection from operating activities and existing balance of cash and cash equivalents and restricted cash, management is of the opinion that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations for the next twelve months from the issuance of the consolidated financial statements. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplate the realization of assets and liquidation of liabilities during the normal course of operations.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies

(a) Basis of presentation and consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIE and subsidiaries of the VIE have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported years in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, assessment for the impairment of long-lived assets, valuation allowance of deferred tax assets, valuation and recognition of share-based compensation expenses, provision for loss contingencies and the discount rate used to determine the present value of lease payments. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$” or “USD”). The functional currency of the Company’s subsidiary incorporated in Korea is Korea Won. The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive (loss)/income in the consolidated statements of comprehensive income.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) in the consolidated statements of comprehensive income.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2019 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9618, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2019, or at any other rate.

(f) Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(f) Fair value measurements(Continued)

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Group primarily consist of cash, cash equivalents and restricted cash, term deposits and short-term investments, trade receivables, amounts due from/to related parties and receivables from online payment platforms. As of December 31, 2018 and 2019, the carrying values of cash, cash equivalents and restricted cash, term deposits, trade receivables, amounts due from/to related parties and receivables from online platforms are approximated to the fair values due to their short-term nature. Investments under the measurement alternative method and equity method are reviewed periodically for impairment using fair value measurement which requires significant unobservable inputs (Level 3).

(g) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to known amount of cash.

(h) Restricted cash

Restricted cash represents cash received from medical aesthetic service providers and reserved in a bank supervised account for purchasing the services of the Company.

In November 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (‘‘ASU 2016-18”), which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. As such, the Group presented restricted cash within the ending cash, cash equivalents, and restricted cash balance on the Company’s consolidated statements of cash flows.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(i) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the years presented. The Group’s term deposits were RMB276,587 and RMB1,520,812 as of December 31, 2018 and 2019, respectively.

(j) Investments

Short-term investments mainly include investments in financial instruments with a variable interest rate. In accordance with ASC 825—“Financial Instruments”, for investments in financial instruments with a variable interest rate indexed to time float, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as other income/(expenses).

The Company’s long-term investments consist of investments in privately-held companies.

In accordance with ASC 323 “Investments-Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments in common stock, over which it has significant influence but does not own majority equity interest or control.

For investments in entities over which the Company does not have significant influence, or investments in shares that are not ordinary shares or in-substance ordinary shares and that do not have readily determinable fair value, the Group accounted for at cost less impairment prior to January 1, 2018. In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments-Overall (Subtopic 825-10): “Recognition and Measurement of Financial Assets and Financial Liabilities”, which requires all equity investments to be measured at fair value with changes in the fair value recognized through non-operating income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). Effective January 1, 2018 with the adoption of ASU 2016-01, the Group has elected to use the measurement alternative to account for these equity investments, and therefore carries these investments at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment. In addition, the existing impairment model has been replaced with a new one-step qualitative impairment model.

Management regularly evaluates the equity investments for impairment based on performance and financial position of the investees as well as other evidence of market value. Such evaluation includes, but not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting year for which the assessment is made. The fair value would then become the new cost basis of investment.

Nil, nil and RMB4,000 impairment losses were recognized for the years ended December 31, 2017, 2018 and 2019.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(k) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range as follows:

Computers and electrical equipment	3 years
Office equipment and furniture	5 years
Medical equipment	4 years
Leasehold improvements	shorter of remaining lease period or estimated useful life

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income.

(l) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flow is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

(m) Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842) (“ASC 842”) from January 1, 2019, using the modified retrospective approach and applying the transition method which does not require adjustments to comparative periods nor require modified disclosures in the comparative periods. The Group has elected to apply “the package” of practical expedients afforded under ASC 842. Short-term leases have not been recorded on the balance sheet.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right of use(“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease terms are determined after taking into account of rental escalation clauses, renewal options and/or termination options, if any. Lease expense is recorded in the consolidated statements of comprehensive income on a straight-line basis over the lease term.

Upon adoption, the Group as the lessee of operating leases recognized ROU assets and lease liabilities(including current and non-current) for operating leases of approximately RMB191,236 and RMB195,563, respectively, without any impact on the shareholder’s equity, as of January 1, 2019.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(n) Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” (ASC 606) for all years presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps:

• identification of the contract, or contracts, with a customer;

• identification of the performance obligations in the contract;

• determination of the transaction price, including the constraint on variable consideration;

• allocation of the transaction price to the performance obligations in the contract; and

• recognition of revenue when (or as) we satisfy a performance obligation

The following is a description of the accounting policy for the principal revenue streams of the Group.

i) Information services

The Group generates revenue from offering information services primarily to help medical aesthetic service providers better introduce their services, and increase their customer base. The Group helps the service providers introduce their services through information display in main entrance banners and pop ups to increase exposure on the platform. The Group also places content of participating service providers on social platforms in the forms of pictures, videos or links.

The Group generates its information service revenue primarily i) at a fixed fee per each day’s content display, ii) based on a contractual rate per unit of output, such as per click, etc., iii) at a fixed fee per each article posted on the Group’s social media accounts. These information services may be sold in combination as a bundled arrangement or separately on a stand-alone basis.

Service providers can choose to sign up arrangements through the Group’s online information service system or sign up off-line arrangements. Advance payment is required when signing up the arrangements. In the case of signing up on-line arrangements, the service providers are required to purchase So Young tokens (the “Token”) in the service provider account as the information service is priced in Tokens on the on-line platform. Tokens are the virtual currency of the Company’s platform. The Token will be locked in the individual service provider account when a service provider places an order on-line and will be deducted from the service provider account when service is performed. On a recurring basis, the Group offers free Tokens to service providers as certain percentage of purchased Tokens. The free Tokens have the same purchase power as the purchased Tokens, which represent an advance payment from customers. Tokens are interchangeable and not tied directly to any specific revenue transaction because the Tokens are fungible. As such, the Group values the Tokens based on an average pricing method to determine the transaction price for the specific information services provided to the service provider. The Tokens are not transferable or refundable and are generally consumed in three months after purchased or given for free. The value of expired Tokens has been immaterial. In the case of signing up off-line arrangements, the service providers are required to make cash advance payment for each individual contract. Contract consideration is determined and fixed in cash at the inception of contract.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(n) Revenue recognition (Continued)

i) Information services (continued)

Revenue for the information services above is recognized in the period when information service is delivered as evidenced in a manner satisfying the types of engagements selected by the service providers, such as display of content, clicks on content, and/or post of articles on the Group’s platform. Arrangements involving multiple performance obligations primarily consist of combinations of the above information services. For arrangements that include a combination of these services, the Company develops an estimate of the standalone selling price for these services in order to allocate any potential discount to all performance obligations in the arrangement. The Company believes the use of its estimation approach and allocation of the transaction price on a relative standalone selling price basis to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606.

The Group also provides other services, which are also presented under information service, primarily comprising i) service fee for training courses provided to service providers ii) service fee for offline event organization, etc. Revenue is recognized when these services are rendered. For the years ended December 31, 2017, 2018 and 2019, the revenue derived from other services was not significant.

Barter transactions

The Company entered agreements with service providers whereby the Company provided information service as the consideration for sharing advertising space purchased by the service providers from other third party providers. In general, the service provider would share certain percentage of the purchased advertising space with the Company. In exchange, the Company would provide the Tokens with the same value of the shared advertising space to the service provider based on the service provider’s purchase price with the third party and the shared percentage of the advertising space. Revenue from the barter transactions is recognized when information service is provided as discussed above and the expense related to the shared advertising space is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for information service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The Group recognized revenue from barter transactions amounted to RMB856, RMB15,066 and RMB7,478 for the years ended December 31, 2017, 2018 and 2019, respectively. The expense recognized from barter transaction for the years ended December 31, 2017, 2018 and 2019 were RMB1,886, RMB19,672 and RMB6,780, respectively.

ii) Reservation services

The Group earns reservation service fees primarily from medical aesthetic service providers when a medical or beauty treatment is performed for the platform users through reservation from the Group’s platform. Such fees are generally determined as an agreed percentage of the value of service actually provided by service providers. As per the Group’s agreements with service providers, it collects reservation service fees for all services provided to a user during the life time as long as the user was brought to the particular service provider through the Group’s platform. This includes the situations where the user visits the service provider directly without online ordering, chooses treatment services at site that is different from the online reservation, adds more services during the time of visit, and visits the service provider for other treatments in the future. The service providers are obligated to report the completed transactions in above situations with the platform users to the Group. In the event that the service providers fail to report such transaction to the Group on time, the Group would charge the service providers a penalty in addition to the commission.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(n) Revenue recognition (Continued)

ii) Reservation services (continued)

In order to list available services and related prices on the Group’s online marketplace, service providers are required to sign an agreement with the Group and pay a non-refundable upfront fee to the Group. However, the agreement does not have binding effect as the service provider can cancel the agreement without any penalty. Although the upfront fee is not a material amount, it provides the service provider a renewal right to make optional purchase of the Group’s reservation service. The agreement is in substance a day-to-day contract with performance obligation of facilitating each successful sales of service provided by service providers to the platform users. That is, each facilitation is a distinct performance obligation.

Commissions for the reservation service are in the form of a fixed fee per transaction or an agreed percentage of the value of service actually provided by the service providers. The consideration for each sales facilitation service is determined when the contract is placed. Following ASC 606-10-32-40, the Company recognizes revenue for each completed transaction based on the value of service actually provided by the service providers as reservation service fee relates specifically to the facilitation for that transaction.

The Group does not control the underlying service provided by the service providers before they are provided to users, as the Group is not responsible for fulfilling the promise to provide the service to users and has no inventory risk before the service is provided. In addition, the Group has no discretion in establishing prices of the service provided by service providers. Commission revenues are recognized on a net basis at the point of a successful transaction, which is when the user accepts the service.

The Group provides various incentives to the users to reserve service on the marketplace. These incentive programs mainly include loyalty program (So-Young points) and coupons, which are both redeemed mainly to reduce the transaction price. The Company has considered the guidance under ASC 606 to account for these incentives and determined to record them as a reduction to the revenue upon redemption.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(o) Cost of revenues

Costs of revenues consist primarily of payroll costs, share-based compensation expenses, event organization costs, servers and bandwidth costs, depreciation expenses, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business. These costs are charged to the consolidated statements of comprehensive income as incurred.

(p) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses, user acquisition activities expenses, payroll costs, share-based compensation expenses, and rental expenses related to the Group’s sales and marketing departments. For the years ended December 31, 2017, 2018 and 2019, advertising expenses were RMB54,047, RMB168,088 and RMB277,035, respectively.

(q) General and administrative expenses

General and administrative expenses consist of payroll costs, share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental, professional service fees and other general corporate related expenses.

(r) Research and development expenses

Research and development expenses mainly consist of payroll costs, share-based compensation expenses, rental expenses incurred associated with research and development departments.

For those platforms of applications, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platform. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group’s research and development expenses qualifying for capitalization has been immaterial, as a result, all website and software development costs have been expensed in “Research and development expenses” as incurred.

(s) Share-based compensation

Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares. The Group applies ASC 718, “Compensation—Stock Compensation”, or ASC 718, to account for the options granted to certain directors, executives and employees. For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values. The Group estimates the fair value of share options using the binomial valuation model, which requires inputs such as the fair value of the Company’s ordinary shares, risk-free interest rate, expected dividend yield, expected life and expected volatility.

Empolyees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share options granted with only service conditions, using the straight-line vesting method, net of actual forfeitures, over the vesting period; or (c) for share options granted with service conditions and performance condition, the share-based compensation expenses is recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(t) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB29,583, RMB40,717 and RMB68,389 for the years ended December 31, 2017, 2018 and 2019, respectively.

(u) Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2018 and 2019 nor did the Group recognize any related interest and penalties.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(v) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individual or corporation entities.

(w) Net (loss)/earnings per share

Net (loss)/earnings per share is computed in accordance with ASC 260, “Earnings per Share”. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. The Company’s convertible redeemable preferred shares may be considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

Basic net (loss)/earnings per share is computed by dividing net (loss)/income attributable to ordinary shareholders, considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year. Diluted net (loss)/earnings per share is calculated by dividing net (loss)/income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using as if converted method and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such share would be anti-dilutive.

(x) Statutory reserves

The Company’s subsidiaries, the VIEs and subsidiaries of the VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds. In accordance with China’s Company Laws, the Company’s VIEs and its subsidiaries registered as Chinese domestic company make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries registered as wholly-owned foreign investment enterprise in China make appropriations from their annual after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

The Group did not make any appropriations to its any reserve fund for the years ended December 31, 2017 and 2018 as all subsidiaries were in accumulated loss position. The Group has made RMB10,562 appropriations to its statutory reserve fund for the year ended December 31, 2019.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(y) Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive (loss)/ income. Other comprehensive (loss)/income refers to gains and losses that are recorded as an element of shareholders’ (deficit)/equity but are excluded from net income. The Group’s other comprehensive (loss)/ income consists of foreign currency translation adjustment from its subsidiaries not using the RMB as their functional currency.

(z) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”). Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group’s CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(aa) Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), “Financial Instruments—Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU 2016-13 is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company does not expect the adoption of this new standard to have a material impact on the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(aa) Recently issued accounting pronouncements (Continued)

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group is currently in the process of evaluating the impact of the adoption of this guidance on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic740): Simplifying the Accounting for Income Taxes. This ASU removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for companies beginning with fiscal years beginning after December 15, 2020. The Group is currently in the process of evaluating the impact of the adoption of this guidance on the consolidated financial statements.

3. Concentration and Risks

(a) Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to USD and RMB appreciated more than 20% against the USD over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and USD remained within a narrow band. Since June 2010, RMB has fluctuated against USD, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 5.8% between December 31, 2016 and 2017. The depreciation of the RMB against the US$ was approximately 5.0% between December 31, 2017 and 2018. The depreciation of the RMB against the US$ was approximately 1.6% between December 31, 2018 and 2019. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

(b) Credit and concentration risk

The Group’s credit risk primarily arises from cash, cash equivalents and restricted cash, trade receivables, receivables from online payment platforms, term deposits and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group places its cash, cash equivalents and restricted cash, term deposits and short-term investments in the reputable financial institutions with high credit quality.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

3. Concentration and Risks (Continued)

(b) Credit and concentration risk (Continued)

Trade receivables are typically unsecured and are derived from revenue earned directly from customers. No single customer represented 10% or more of the Group’s revenues for the years ended December 31, 2017, 2018 and 2019. The Group establishes allowance for doubtful accounts primarily based on the aging of the receivables and factors surrounding the credit risk of specific third-party customers. The Group has not experienced any significant recoverability issue with respect to its trade receivables.

4. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets:

	As of December 31,
	2018	2019
	RMB	RMB
Prepayments for services	22,465	20,481
Interest receivable	2,426	19,381
Prepaid rental and other deposits	22,120	13,404
Receivable from depositary bank(1)	—	7,493
Receivable related to exercise of share options	—	6,420
VAT receivables	2,118	397
Staff advances	656	16
Others	451	36
Total	50,236	67,628

(1) In 2019, the Company entered an agreement with depositary bank, which entitled the Company to receive RMB22,106 (US$3,244) as reimbursement for certain costs and expenses of depositary fees upon the completion of IPO. Such reimbursement was recorded as Others, net in the consolidated statements of comprehensive income for the year ended December 31, 2019. As of December 31, 2019, the receivable balance was RMB7,493.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

5. Investments

(a) Short-term Investments

As of December 31, 2018 and 2019, the Company’s short-term investments are comprised of investments in wealth management products issued by financial institutions, which contain a variable interest rate. To estimate the fair value of short-term investments, the Company refers to the quoted rate of return provided by financial institutions at the end of each year using discounted cash flow method. The Company classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

For the years ended December 31, 2017, 2018 and 2019, the Group recognized investment income related to short-term investments of RMB2,265, RMB5,256 and RMB8,698 in the consolidated statements of comprehensive income, respectively.

(b) Long-term Investments

The Group’s equity investments are reported in long-term investments in the consolidated balance sheets.

The Group’s long-term investments consisted of the follows:

	Equity investments without readily determinable fair values	Equity method investments	Total
	RMB	RMB	RMB
Balance as of January 1, 2018	5,663	—	5,663
Additions	9,150	—	9,150
Balance as of December 31, 2018	14,813	—	14,813
Balance as of January 1, 2019	14,813	—	14,813
Additions	21,692	13,475	35,167
Impairment	(4,000)	—	(4,000)
Balance as of December 31, 2019	32,505	13,475	45,980

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

5. Investments (Continued)

(b) Long-term Investments (Continued)

Equity investments without readily determinable fair values

In October 2016, the Group completed its investment in Shanghai Xingying Medical Technology Co., Ltd (“Xingying”), and obtained its 10% equity interest with certain substantial preferential rights. Total consideration for the investment in Xingying was RMB4,000 with a combination of RMB1,000 in cash and RMB3,000 in the form of information services. Investment was accounted for under the cost method as the investment is not ordinary share or in-substance ordinary share and had no readily determinable fair value.

In October 2017, the Group invested in First BCC Plastic Surgery Hospital (“First BCC”) by purchasing 1% of its equity interest, with a total cash consideration of RMB1,663. The investment was accounted for under the cost method as the Group had no significant influence over the investee and had no readily determinable fair value.

Effective January 1, 2018, with the adoption of ASU 2016-01, the Group elects to use the measurement alternative to account for these equity investments without readily determinable fair value and therefore carries these investments at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment. No initial adoption adjustment was recorded for these instruments since the guidance is required to be applied prospectively for securities measured using the measurement alternative. There is no adjustment to the cost of the equity investments in Xingying and First BCC for the year ended December 31, 2018.

In October 2018, the Group invested in Chengdu Zhisu Medical Management Company Limited (“Chengdu Zhisu”) by purchasing 16% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB4,000 in cash. In September 2019, the Group additionally acquired Chengdu Zhisu’s newly issued ordinary shares by paying the cash consideration of RMB4,250. After the subsequent investment in 2019, the Group held approximately 16% of its issued and outstanding shares. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

In November 2018, the Group invested in Beijing Mevos Management Consulting Company Limited (“Beijing Mevos”) by purchasing 11.11% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB5,150 in cash. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

In April 2019, the Group completed the investment in Beijing Yicai Health Management Consulting Co., Ltd. by purchasing 35% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB17,500. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

For the years ended December 31, 2018 and 2019, there is no adjustment to the cost of equity investments accounted for using measurement alternative.

As of December 31, 2018 and 2019, the aggregate carrying value of the equity investments accounted for using measurement alternative were RMB14,813 and RMB32,505, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

5. Investments (Continued)

(b) Long-term Investments (Continued)

Equity investments without readily determinable fair values(continued)

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2017, 2018 and 2019, based on the Group’s assessment, an impairment charge of nil, nil and RMB4,000 was recognized in the consolidated financial statements, respectively, against the carrying value of the investment due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment.

Equity method investments

The Company and an investor set up So-Young Medical Cosmetology (Beijing) Management Consulting Co., Ltd. (“Medical Cosmetology”) in May 2016. The Company owns 70% equity interest in Medical Cosmetology. The Company determined that Medical Cosmetology was not a variable interest entity under ASC Topic 810, “Consolidation” (“ASC 810) and evaluated for consolidation under the voting interest model. Because of substantive participating rights of the 30% equity investor, including the approval of material operating decisions such as appointment of key management and determination of key management’s compensation, the Group does not have unilateral control over this investment. Therefore, the Group does not consolidate Medical Cosmetology but accounts for it using equity method in accordance with ASC 323, Investments—Equity Method and Joint Ventures. Medical Cosmetology terminated the operation in 2018 and liquidated in March 2019.

In October 2019, the Group invested in Beijing Sharing New Medical Technology Co., Ltd. by purchasing 49% of its equity interest. The total cash consideration for the investment was RMB13,475. The investment was accounted for using equity method as the Group can exercise significant influence on the investee.

In accordance with Rule 4-08(g) of Regulation S-X, the Group summarized condensed financial information for all of its equity method investments as a group as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Total revenues	33,035	17,042	—
Gross profit	20,948	10,893	—
Loss from operations	(11,852)	(5,778)	—
Net (loss)/earnings	(14,631)	(2,108)	8,280

	As of December 31,
	2018	2019
	RMB	RMB
Current assets	2,216	7,509
Non-current assets	—	20,000
Current liabilities	13,429	—
Total shareholders’ (deficit)/equity	(11,213)	27,509

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

6. Property and Equipment, Net

Property and equipment, net as of December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Leasehold improvements	1,662	26,520
Computers and electrical equipment	1,633	5,968
Office equipment and furniture	115	4,760
Medical equipment	1,465	1,793
Total	4,875	39,041
Less: Accumulated depreciation	(1,622)	(6,011)
Less: Impairment of property, plant and equipment	—	(689)
Net book value	3,253	32,341

Depreciation expenses recognized for the years ended December 31, 2017, 2018 and 2019 were RMB619, RMB1,595 and RMB6,051, respectively.

7. Taxation

(a) Value-added tax (“VAT”)

The Group’s subsidiary, consolidated VIEs and VIEs’ subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered.

The Group is also subject to urban construction tax at the rate of 7%, education surcharges at the rate of 3%, local education surcharges at the rate of 2% and other surcharges on VAT payments to the tax authorities according to PRC tax law, which are recorded in the cost of revenues in the consolidated statements of comprehensive income.

(b) Income tax

Composition of income tax

The following table presents the composition of income tax (benefits)/expenses for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current income tax expense	5,129	24,955	54,049
Deferred tax benefits	(9,110)	(21,784)	(4,314)
Income tax (benefits)/expenses	(3,981)	3,171	49,735

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

7. Taxation (Continued)

(b) Income tax (Continued)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax rate for 2017. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000, and 16.5% on any part of assessable profits over HK$2,000. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

Under the PRC Enterprise Income Tax Law, or EIT Law, the standard enterprise income tax rate (“EIT rate”) is 25%. Entities qualifying as High and New Technology Enterprises (“HNTEs”) enjoy a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years.

Beijing So-Young was entitled to be HNTE and subject to a preferential tax rate of 15% in 2017, however the entity failed to meet the criteria for qualification as HNTE in 2018, therefore, it was subject to the income tax rate of 25% in 2018 and 2019. So-Young Wanwei was entitled as HNTE in 2018 and eligible for a preferential EIT rate of 15%, for the three-year period from 2018 to 2020, so long as it meets the HNTE criteria.

All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

In general, all of the tax returns of the Company’s PRC entities in China remain subject to examination by the tax authorities for up to five years from the date of filing. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

7. Taxation (Continued)

(b) Income tax (Continued)

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s income tax (benefits)/expenses for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Income tax expenses at PRC statutory income tax rate-25%	3,305	14,563	56,615
Permanent differences(1)	(355)	(4,592)	(6,829)
Tax rate difference from tax holiday and statutory rate in other jurisdictions	(5,432)	(2,100)	(12,351)
Change in valuation allowance	(1,499)	(4,700)	12,300
Income tax (benefits)/expenses	(3,981)	3,171	49,735

(1) The permanent differences mainly consisted of additional deduction for research and development expenditures and non-deductible expenses.

The per share effect of the tax holidays are as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net gain per ordinary share effect-basic	0.40	0.22	0.13
Net gain per ordinary share effect-diluted	0.40	0.22	0.12

(c) Deferred tax assets

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Advertising and promotion expenses in excess of deduction limit	24,504	42,201
Payroll and expense accrued	9,410	11,691
Net operating tax loss carry forwards	6,150	5,355
Loss on equity investment	2,625	—
Impairment losses	2,101	1,670
Others	1,847	2,334
Less: valuation allowance	(15,743)	(28,043)
Total deferred tax assets, net	30,894	35,208

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

7. Taxation (Continued)

(c) Deferred tax assets (Continued)

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance as of January 1,	(21,942)	(20,443)	(15,743)
Change of valuation allowance	1,499	4,700	(12,300)
Balance as of December 31,	(20,443)	(15,743)	(28,043)

The decrease of valuation allowance in 2018 was mainly related to the deferred tax assets recognized from net operating losses of So-Young Wanwei. So-Young Wanwei has been generating taxable income in 2017 and 2018 and the Company has projected it will generate sufficient taxable income in future years to utilize prior year tax losses due to continued growth. As such, the Company believes that it is more likely than not that it will be able to realize the deferred tax assets, and the Company has reversed respective valuation allowance as of December 31, 2018 accordingly.

The increase of valuation allowance in 2019 was mainly related to the deferred tax assets recognized from advertising expenses of Beijing So-Young, as the Group did not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized.

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration period for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2019, certain entities of the Group had net operating tax loss carry forwards, if not utilized, would expire as follows:

RMB
Loss expiring in 2020	—
Loss expiring in 2021	117
Loss expiring in 2022	4,009
Loss expiring in 2023	5,836
Loss expiring in 2024	9,370
Total	19,332

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

7. Taxation (Continued)

(d) Withholding income tax

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

To the extent that subsidiaries and the VIE and subsidiaries of the VIE of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2018 and 2019, the Company did not record any withholding tax as the PRC entities were still in accumulated deficit position.

8. Taxes Payable

The following is a summary of taxes payable as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
Enterprise income taxes payable	29,834	45,771
Withholding individual income taxes for employees	5,811	17,537
VAT payable	5,285	2,025
Others	622	272
Total	41,552	65,605

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

9. Contract Balances

The following table provides information about receivables, contract assets, and contracts liabilities with customers:

	As of December 31,
	2018	2019
	RMB	RMB
Trade receivables	10,473	26,110
Contract assets	—	—
Contract liabilities	116,967	93,725

As of December 31, 2018 and 2019, there were no contract assets recorded in the Group’s consolidated balance sheet. Trade receivables are recorded when the right to consideration becomes unconditional.

Contract liabilities relate to the payments received for information service in advance of performance under the contract. As of December 31, 2018 and 2019, contract liabilities were RMB116,967 and RMB93,725, respectively. The Group’s information service is provided in a relatively short period, as such the contract liabilities are generally recognized as revenue within three months.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2017, 2018 and 2019 is RMB4,636, RMB46,008 and RMB116,967, respectively.

As of December 31, 2018 and 2019, the Group does not have unsatisfied performance obligations with the related contract of duration over one year.

10. Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
Deposits payable to service providers	8,607	52,337
Payables collected on behalf of service providers and other payables to service providers	13,342	46,643
Accrued service expenses	19,098	34,326
Advance payment from platform user	21,876	26,286
Accrued litigation liabilities (see Note 16)	1,853	4,727
Accrued rental expense	4,715	—
Others	1,735	1,769
Total	71,226	166,088

11. Lease

The Group’s leasing activities primarily consist of operating leases for offices. During the year of 2019, the Group adopted ASC 842 effective January 1, 2019. ASC 842 requires lessees to recognize ROU assets and lease liabilities on the balance sheet. The Group has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

11. Lease (Continue)

As of December 31, 2019, the Group recorded ROU assets of approximately RMB144,488 and lease liabilities of approximately RMB158,602 for operating leases as a leasee. Supplemental cash flow information related to operating leases was as follows:

For the year
ended December 31, 2019
RMB
Cash payments for operating leases	34,501
ROU assets obtained in exchange for operating lease liabilities	601

Future lease payments under operating leases as of December 31, 2019 were as follows:

Operating leases
RMB
Year ending December 31,
2020	39,078
2021	38,638
2022	39,406
2023	48,092
2024 and thereafter	16,031
Total future lease payments	181,245
Less: Imputed interest	(22,643)
Total lease liability balance	158,602

The weighted-average remaining lease term was 4.41 years as of December 31, 2019.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2019 was 6.00%.

Operating lease expenses for the year ended December 31, 2019 was RMB44,288, which excluded expenses of short-term contracts. Short-term lease expenses for the year ended December 31, 2019 was RMB6,488.

The right of use assets and leasing liabilities in relation to the early terminated leases for the year ended December 31, 2019 were RMB14,329 and RMB14,197, respectively.

As of December 31, 2019, no additional operating leases have not yet commenced.

Future lease payments under leases as of December 31, 2018 were as follows:

Operating leases
RMB(1)
Year ending December 31,
2019	44,753
2020	44,747
2021	40,489
2022	41,024
2023 and after	71,536
Total future lease payments	242,549

(1) Amounts are based on ASC 840, Leases that were superseded upon the Company’s adoption of ASC 842, Leases on January 1, 2019.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

12. Ordinary Shares

As of December 31, 2016 and 2017, 100,000,000 shares were authorized, 26,882,387 ordinary shares were issued and outstanding, respectively. The holder of ordinary shares issued and outstanding shall have one (1) vote for each ordinary share held by such holder.

In January 2018, the shareholders of the Company agreed to increase the authorized shares to 200,000,000 shares, including 165,840,454 ordinary shares and 34,159,546 preferred shares.

In January 2018, the Company re-designated 1,692,266 ordinary shares held by SHAOHUI HOLDINGS LIMITED, which was controlled by an individual investor, to Series D preferred shares, which were then transferred to new investors for a total amount of US$9,975 at US$5.89 per share. The Company did not receive any proceeds from this transaction.

In August 2018, the Company re-designated 1,399,181 ordinary shares held by SHAOHUI HOLDINGS LIMITED, which was controlled by an individual investor, to Series E preferred shares, which were then transferred to new investors for a total amount of US$14,760 at US$10.55 per share. The Company did not receive any proceeds from this transaction.

The Company considered that such re-designation, in substance, was the same as a repurchase and cancellation of the ordinary shares and simultaneously an issuance of the preferred shares. Therefore the Company recorded 1) difference between the fair value and the par value of the ordinary shares against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted; and 2) difference between the fair value of the preferred shares and ordinary shares, as deemed distribution to shareholder, against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted.

In August 2018, the Company re-designated 500,000 ordinary shares held by YUTAO HOLDINGS LIMITED, wholly owned by one founder who is also an employee of the Company, to Series E preferred shares, which were then transferred to new investors for a total amount of US$5,275 at US$10.55 per share. The Company did not receive any proceeds from this transaction.

The Company considered that such re-designation, in substance, was the same as a repurchase and cancellation of the ordinary shares and simultaneously an issuance of the preferred shares. Therefore the Company recorded 1) difference between the fair value and the par value of the ordinary shares against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted; and 2) difference between the fair value of the preferred shares and ordinary shares, amounted to RMB11,587, as share-based compensation expenses in the Company’s consolidated statements of comprehensive (loss)/income for the year ended December 31, 2018.

In August 2018, the Company established the dual class ordinary share structure with different voting rights. The Company re-designated 12,000,000 ordinary shares held by Beauty & Health Holdings Limited (formerly known as JINXING HOLDINGS LIMITED) as Class A ordinary shares at a nominal or par value of US$0.0005 each. In addition, the Company re-designated 300,000 ordinary shares held by One-of-a-kind Holdings Limited (formerly known as YUTAO HOLDINGS LIMITED) and 10,990,940 ordinary shares held by ATCG Holdings Limited (formerly known as SHAOHUI HOLDINGS LIMITED) as Class B ordinary shares at a nominal or par value of US$0.0005 each. Holders of Class A ordinary shares are entitled to ten votes per share, while the holders of Class B ordinary shares are entitled to one vote per share.

In May 2019, the Company completed its IPO on Nasdaq Global Market and the underwriters subsequently exercised their over-allotment option in May 2019. In the offering, 14,950,000 ADSs representing 11,500,000 Class A Ordinary shares, were issued and sold to the public at a price of US$13.80 per ADS. The net proceeds to the Company from the IPO, after deducting commission and offering expenses, were approximately US$187.5 million (RMB1,267 million).

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

12. Ordinary Shares (Continued)

Upon the completion of IPO, 66,613,419 Class A ordinary shares with one vote per share and 12,000,000 Class B ordinary shares with thirty votes per share were issued upon re-designation of ordinary shares and the conversion of all redeemable convertible preferred shares. In addition, the authorized share capital of the Company was US$425 divided into 850,000,000 shares, comprising (i) 750,000,000 Class A ordinary shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B ordinary shares of a par value of US$0.0005 each and (iii) 80,000,000 shares of a par value of US$0.0005 each of such class or classes (however designated) as the board of directors may determine in accordance with the amended and restated memorandum and articles of association.

As of December 31, 2019, 750,000,000 Class A ordinary shares were authorized, 69,371,718 Class A ordinary shares were issued and outstanding; 20,000,000 Class B ordinary shares were authorized, 12,000,000 Class B ordinary shares were issued and outstanding; 80,000,000 shares as the board of directors may determine in accordance with the amended and restated memorandum and articles of association were authorized.

13. Convertible Redeemable Preferred Shares

The following table summarizes the issuances of convertible redeemable preferred shares (collectively, “Preferred Shares”).

Name	Issuance Date	Original Issuance Price per Share US$	Number of Shares
Series A Preferred Shares	August 22, 2014	$0.40	8,000,000
Series B Preferred Shares	January 16, 2015	$1.05	10,476,190
Series C-1 Preferred Shares	January 18, 2016	$2.00	1,030,126
Series C Preferred Shares	March 31, 2016	$3.88	4,902,554
Series D Preferred Shares	December 20, 2017 and January 9, 2018	$5.89-$6.20	9,750,676
Series D+ Preferred Shares	February 9, 2018 and February 28, 2018	$7.52	3,497,954
Series E Preferred Shares	August 23, 2018	$10.55-$11.72	6,164,979

The key terms of the Preferred Shares are as follows:

Conversion right

The Preferred Shares are convertible, at the option of the holders, into the Company’s ordinary shares before August 23, 2018 or Class B ordinary shares after the establishment of dual class share structure on August 23, 2018 at an initial conversion ratio of 1:1 at any time after the original issuance date. In the event that the Company issues additional ordinary shares at a price lower than the then-applicable conversion price for the Preferred Shares, the conversion price of the Preferred Shares shall be adjusted. The conversion prices are also subject to adjustments upon certain dilution events. In addition, the Preferred Shares are automatically convertible into such number of Class B ordinary shares of the Company as shall be determined by reference to the then effective and applicable conversion ratio upon the closing of a qualified Initial Public Offering (“IPO”) as defined in the Memorandum and Articles of Association.

Redemption right

Series A Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association within four (4) years following the Series A Preferred Share issuance date, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series A Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Convertible Redeemable Preferred Shares (Continued)

Redemption right(Continued)

Series B Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association within sixty (60) months following the Series B Preferred Share issuance date, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series B Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

Series C-1 Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association within sixty (60) months following the Series C-1 Preferred Share issuance date, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series C-1 Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

Series C Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association within sixty (60) months following the Series C Preferred Share issuance date, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series C Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

Series D Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association prior to the December 31, 2021, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series D Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

The redemption date for then existing Preferred Shares was modified to December 31, 2021 to be aligned to the redemption date of the Series D Preferred Shares.

Series D + Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association prior to the December 31, 2021, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series D+ Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

Series E Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association prior to the December 31, 2021, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series E Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Convertible Redeemable Preferred Shares (Continued)

Voting Right

According to the Memorandum and Articles of Association of the Company, except as otherwise required by law or as set forth herein, the holder of each Class B ordinary share issued and outstanding shall have one (1) vote for each Ordinary Share held by such holder, and the holder of each series of Preferred Shares shall be entitled to the number of votes equal to the number of Class B ordinary shares into which such series of Preferred Shares could be converted at the record date for determination of the members entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of members is solicited, such votes to be counted together with all other shares of the Company having general voting power and not counted separately as a class.

Dividend

The Directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available therefor. Such dividends shall be payable and accrue when, as and if declared by the Board and shall be on non-accumulative basis. No dividend or distribution shall be payable except out of the profits of the Company, realized or unrealized, or out of the Share Premium Account or as otherwise permitted by the Statute.

The order of distribution or payment shall be made from senior shares to junior shares. That is from the holders of Series E Preferred Shares to holders of Series A Preferred Shares, except the holders of Series C-1 and Series C Preferred Shares, who do not have dividends rights. No distribution to junior Preferred Shares until full payment of the amount distributable or payable on the senior Preferred Shares, which is greater of (i) 10% of each Preferred Share original issue price per annum; or (ii) the dividends such holder would have received as if converted to Class B ordinary shares.

Liquidation

In the event of any liquidation, dissolution, winding up or deemed liquidation of the Company, amount equal to one hundred and fifty percent (150%) of the each Preferred Share Original Issue Price (in each case as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per each Preferred Share, then held by such holder. If the assets of the Company shall be insufficient to make payment of the foregoing amounts in full on holders of such Preferred Shares, then such assets shall be distributed among the holders of this category Preferred Shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

The order of distribution or payment shall be made from senior shares to junior shares. That is from the holders of Series E Preferred Shares to holders of Series A Preferred Shares, except the holders of Series C-1 Preferred Shares, who don’t have preferential liquidation right. No distribution to junior Preferred Shares until full payment of the amount distributable or payable on the senior Preferred Shares. After distribution or payment in full of the amount distributable or payable on the Preferred Shares, the remaining assets of the Company available for distribution to Members shall be distributed ratably among the holders of outstanding Ordinary Shares and the holders of outstanding Preferred Shares in proportion to the number of outstanding Ordinary Shares held by them (with outstanding Preferred Shares treated on an as- converted basis).

Deemed liquidation events include: i) any consolidation, amalgamation or merger of the Company or any other restructure which results in the change in control; ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Group; iii) the exclusive licensing of all or substantially all of the Group’s intellectual property to third party.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Convertible Redeemable Preferred Shares (Continued)

Accounting of Preferred Shares—Series A, Series B, Series C, Series D, Series D+ and Series E

The Company has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the options of the holders. In addition, the Company records accretions of the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs. The issuance costs for Series A, Series B, Series C, Series D, Series D+ and Series E Preferred Shares were RMB190, RMB3,082, RMB nil, RMB12,221, RMB4,197 and RMB7,407, respectively.

The Company has determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s common shares determined by the Company taking into account independent valuations.

Series C-1 Preferred Share financing

In January 2016 (the “Series C-1 Financing Closing Date”), pursuant to a share purchase agreement with Chinese Rose Investment Limited (“Chinese Rose”) and a business cooperation agreement entered into by and between an affiliate of Chinese Rose and Beijing So-Young, the Company issued 1,030,126 Series C-1 Preferred Shares in exchange for certain strategic business resources such as providing marketing support to the Company for a period of time according to the business cooperation agreement. Such strategic business resources were recognized as expenses amounting to RMB5,692, RMB nil and RMB nil for the years ended December 31, 2017, 2018 and 2019.

The Group accounted for the issuance of Series C-1 Preferred Shares in exchange for the above-mentioned business resources as stock-based compensation with non-employee in accordance with ASC 505-50. As such business resources are required to be provided over a period of time but the Series C-1 Preferred Shares granted to Chinese Rose were fully vested and nonforfeitable on the Series C-1 financing closing date, the Group recognized the prepaid expense and the corresponding mezzanine classified Preferred Shares based on the fair value of Series C-1 Preferred Shares on the date that the Group and Chinese Rose entered into the share subscription agreement, net of issuance cost. The prepaid expense was subsequently amortized over the business resources providing period at the same manner as if the Group paid cash to a vendor in exchange for these business resources over the contractual period. The issuance costs for Series C-1 Preferred Shares were RMB309.

Upon the completion of the IPO, all of issued and outstanding Preferred Shares automatically converted into ordinary shares on a one-for-one basis.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Convertible Redeemable Preferred Shares (Continued)

The Company’s Preferred Shares activities for the year ended December 31, 2017 are summarized below:

	Balance as of January 1, 2017	Issuance of Preferred Shares	Accretions of Preferred Shares to Redemption value	Balance as of December 31, 2017
Series A Preferred Shares
Number of shares	8,000,000	—	—	8,000,000
Amount (RMB)	24,777	—	2,726	27,503
Series B Preferred Shares
Number of shares	10,476,190	—	—	10,476,190
Amount (RMB)	79,681	—	9,377	89,058
Series C-1 Preferred Shares
Number of shares	1,030,126	—	—	1,030,126
Amount (RMB)	14,518	—	1,569	16,087
Series C Preferred Shares
Number of shares	4,902,554	—	—	4,902,554
Amount (RMB)	132,380	—	13,828	146,208
Series D Preferred Shares
Number of shares	—	8,058,410	—	8,058,410
Amount (RMB)	—	314,544	1,021	315,565
Total number of Preferred Shares	24,408,870	8,058,410	—	32,467,280
Total amount of Preferred Shares (RMB)	251,356	314,544	28,521	594,421

The Company’s Preferred Shares activities for the year ended December 31, 2018 are summarized below:

	Balance as of January 1, 2018	Issuance of Preferred Shares	Accretions of Preferred Shares to Redemption value	Balance as of December 31, 2018
Series A Preferred Shares
Number of shares	8,000,000	—	—	8,000,000
Amount (RMB)	27,503	—	2,937	30,440
Series B Preferred Shares
Number of shares	10,476,190	—	—	10,476,190
Amount (RMB)	89,058	—	10,017	99,075
Series C-1 Preferred Shares
Number of shares	1,030,126	—	—	1,030,126
Amount (RMB)	16,087	—	1,682	17,769
Series C Preferred Shares
Number of shares	4,902,554	—	—	4,902,554
Amount (RMB)	146,208	—	14,893	161,101
Series D Preferred Shares
Number of shares	8,058,410	1,692,266	—	9,750,676
Amount (RMB)	315,565	64,806	41,664	422,035
Series D+ Preferred Shares
Number of shares	—	3,497,954	—	3,497,954
Amount (RMB)	—	162,184	15,851	178,035
Series E Preferred Shares
Number of shares	—	6,164,979	—	6,164,979
Amount (RMB)	—	470,327	17,167	487,494
Total number of Preferred Shares	32,467,280	11,355,199	—	43,822,479
Total amount of Preferred Shares (RMB)	594,421	697,317	104,211	1,395,949

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Convertible Redeemable Preferred Shares (Continued)

The Company’s Preferred Shares activities for the year ended December 31, 2019 are summarized below:

	Balance as of January 1, 2019	Accretions of Preferred Shares to Redemption value	Conversion of Preferred Shares to ordinary shares upon the completion of the IPO	Balance as of December 31, 2019
Series A Preferred Shares
Number of shares	8,000,000	—	(8,000,000)	—
Amount (RMB)	30,440	1,094	(31,534)	—
Series B Preferred Shares
Number of shares	10,476,190	—	(10,476,190)	—
Amount (RMB)	99,075	3,743	(102,818)	—
Series C-1 Preferred Shares
Number of shares	1,030,126	—	(1,030,126)	—
Amount (RMB)	17,769	628	(18,397)	—
Series C Preferred Shares
Number of shares	4,902,554	—	(4,902,554)	—
Amount (RMB)	161,101	5,544	(166,645)	—
Series D Preferred Shares
Number of shares	9,750,676	—	(9,750,676)	—
Amount (RMB)	422,035	15,618	(437,653)	—
Series D+ Preferred Shares
Number of shares	3,497,954	—	(3,497,954)	—
Amount (RMB)	178,035	6,688	(184,723)	—
Series E Preferred Shares
Number of shares	6,164,979	—	(6,164,979)	—
Amount (RMB)	487,494	16,904	(504,398)	—
Total number of Preferred Shares	43,822,479	—	(43,822,479)	—
Total amount of Preferred Shares (RMB)	1,395,949	50,219	(1,446,168)	—

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

14. Share-based Compensation

(a) Description of share option plan

In April 2014, the Company established a share incentive plan (“2014 Incentive Plan”). The maximum number of shares that may be issued under 2014 Incentive Plan shall be 3,200,000. In January 2015, the maximum number of shares that may be issued under 2014 Incentive Plan were amended to be 5,117,613. The options are generally scheduled to be vested over four years and expire in four years.

On April 1, 2018, the board of directors of the Company approved 2018 share incentive plan (the “2018 Plan”) to replace the 2014 Incentive Plan, under which, the Company has agreed to authorize up to 7,111,447 ordinary shares for the issuance of employee share options to the eligible directors, employees and consultants of the Company.

Upon the approval of the 2018 Plan, the Group modified the expiration term of the options granted under the 2014 Incentive Plan from 4 years to 10 years. In accordance with ASC 718, “Compensation—Stock Compensation,” the modification is a probable-to-probable (Type I) modification. The Group recognized the portion of incremental value for those vested share options as expenses immediately; the portion of the incremental value for unvested share options will be recognized as expenses over the remaining vesting periods. The total incremental value for the modification is not significant.

On January 10, 2019, the board of directors of the Company approved the Amended and Restated 2018 Share Plan (the “Amended 2018 Plan”) to replace the 2018 Plan. Those employees who have been granted shares under 2018 Plan were required to re-sign the shares agreement under the Amended 2018 Plan. Upon adoption of the Amended 2018 Plan, terms are modified that the vested options cannot be exercised until the completion of the Company’s IPO (“modified condition”). In accordance with ASC 718, “Compensation—Stock Compensation,” the modification is a probable-to-improbable (Type II) modification as IPO is a performance condition that the Company anticipates will not be satisfied until occurrence. For Type II modifications, no incremental fair value would be recognized unless and until vesting of the award under the modified conditions becomes probable. If the original service condition is satisfied, the award’s original grant-date fair value is recognized as an expense, over the requisite service period, regardless of whether the modified conditions are satisfied. Since the modified awards with both a service condition and a performance condition, the graded vesting method should be used, the cumulative amount of difference between the straight-line method and graded vesting method should be caught up when the vesting of the award under the modified conditions becomes probable, i.e. upon IPO.

On March 27, 2019, the Company has adopted the Second Amended and Restated 2018 Share Plan (the “Second Amended 2018 Plan”) which supersedes all of the Company’s previously adopted share incentive plans, for the purpose of granting share-based compensation awards to employees and directors to incentivize their performance and align their interests with the Company. Under the Second Amended 2018 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 7,700,000 ordinary shares plus an annual increase of 2% of the total outstanding share capital of the Company as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by the board of directors of the Company, providing that the aggregate number of shares initially reserved and subsequently increased during the term of the Second Amended 2018 Plan shall not be more than 10% of the total outstanding ordinary shares of the Company on December 31 immediately preceding the most recent increase.

In 2019, the Company has granted 1,659,640 share options with an exercise price of US$0.1 per share under the Second Amended 2018 Plan. These options granted are vest over a four-year period, with 25% of the awards vesting on the first anniversary, and the remaining 75% of the awards vesting on a yearly basis thereafter, except for 115,000 share options granted to certain key management for their contribution to the Company on May 2, 2019, which were vested immediately on the grant date and the expenses were recognized in the consolidated financial statements immediately.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

14. Share-based Compensation (Continued)

(b) Valuation

The Group uses binomial option pricing model to determine fair value of the share-based awards. There was no option granted for the year ended December 31, 2017. The fair value of each option granted for the years ended December 31, 2018 and 2019 is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2018	2019
Expected volatility	47.40%-50.18%	46.54%-47.29%
Expected dividends yield	—	—
Expected multiples	2.2-2.8	2.2
Risk-free interest rate	2.59%-2.93%	1.77%-2.70%
Expected term (in years)	10	10
Fair value of underlying ordinary share (USD)	4.71-10.19	12.32-12.43

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options. The Group estimated the risk free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

14. Share-based Compensation (Continued)

(c) Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2017, 2018 and 2019:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate Intrinsic Value
	(in thousands)	US$	Years	US$
				(in thousands)
Outstanding as of January 1, 2017	2,938	0.1	2.48	3,947
Forfeited	(143)	0.1
Outstanding as of December 31, 2017	2,795	0.1	1.43	7,710

Outstanding as of January 1, 2018	2,795	0.1	1.43	7,710
Granted	2,635	0.1
Forfeited	(1,139)	0.1
Outstanding as of December 31, 2018	4,291	0.1	8.17	43,312

Outstanding as of January 1, 2019	4,291	0.1	8.17	43,312
Granted	1,660	0.1
Exercised	(2,008)	0.1		31,456
Forfeited	(447)	0.1
Outstanding as of December 31, 2019	3,496	0.1	8.55	55,188

Vested and exercisable as of December 31, 2017	1,471	0.1	1.07	4,059
Vested and exercisable as of December 31, 2018	1,321	0.1	6.35	13,333
Vested and exercisable as of December 31, 2019	619	0.1	7.23	9,772

The weighted average grant date fair value of options granted for the years ended December 31, 2018 and 2019 was US$5.39 and US$13.07 per option, respectively. No options were granted for the year ended December 31, 2017. The total grant date fair value of options vested for the years ended December 31, 2017, 2018 and 2019 was RMB2,726, RMB1,596 and RMB55,858, respectively.

It is the Company’s policy to issue new shares upon exercise of share options. The number of shares available for future grant under the Company’s Second Amended 2018 Plan was 2,195,640 as of December 31, 2019.

As of December 31, 2017, 2018 and 2019, the total unrecognized compensation expenses related to the options were RMB5,841, RMB78,666 and RMB102,426 respectively. These amounts are expected to be recognized over a weighted average period of 1.59 years, 3.44 years and 3.14 years, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

15. Net (Loss)/Earnings per Share

Basic and diluted (loss)/earnings per share have been calculated in accordance with ASC260 for the years ended December 31, 2017, 2018 and 2019:

	For the Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net income	17,202	55,083	176,724
Accretions of Preferred Shares to redemption value	(28,521)	(104,211)	(50,219)
Net (loss)/earnings attributable to ordinary shareholders	(11,319)	(49,128)	126,505

Denominator:
Weighted average number of ordinary shares outstanding, basic	26,882,387	24,555,427	59,357,935
Weighted average number of ordinary shares outstanding, diluted	26,882,387	24,555,427	63,309,091
Net (loss)/earnings per share, basic	(0.42)	(2.00)	2.13
Net( loss)/earnings per share, diluted	(0.42)	(2.00)	2.00
Net (loss)/earnings per ADS, basic	(0.32)	(1.54)	1.64
Net( loss)/earnings per ADS, diluted	(0.32)	(1.54)	1.54

The net loss per ADS for the year ended December 31, 2017 and 2018 were calculated using the same conversion ratio assuming the ADSs had been in existence during these years.

Basic and diluted (loss)/earnings per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net (loss)/earnings per share to eliminate any antidilutive effect:

	For the Year ended December 31,
	2017	2018	2019
Share option	2,317,841	2,587,743	—
Preferred Shares	24,651,726	39,388,581	15,127,760
Total	26,969,567	41,976,324	15,127,760

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

16. Commitment and Contingencies

(a) Commitments for property management fees

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through May 2024. As of December 31, 2019, future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2019:

As of December 31, 2019
RMB
2020	4,820
2021	4,820
2022	4,591
2023	5,509
2024 and thereafter	1,836
Total	21,576

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease commitments as of December 31, 2019 are disclosed in Note 11.

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group’s accrued expense for litigation liabilities were RMB1,853 and RMB4,727 as of December 31, 2018 and 2019, respectively, and the Group recognized RMB4,209, RMB3,204 and RMB4,967 litigation expense for the years ended December 31, 2017, 2018 and 2019, respectively. The litigations are mainly in connection with infringement of intellectual property right, including rights of reputation and image rights.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

17. Related Party Transactions

During the years ended December 31, 2017, 2018 and 2019, other than disclosed elsewhere, the Company mainly had the following related party transactions:

Name of entity or individual	Relationships with the Group
Medical Cosmetology and its consolidated VIEs (“Medical Cosmetology Group”)	Equity investment
Beijing Mevos	Equity investment
Chengdu Zhisu	Equity investment
Beijing Yicai Health Management Consulting Co., Ltd. (“Yicai”)	Equity investment
Xingying	Equity investment
Zhang Haipeng	Director

(a) The Group entered into the following transactions with related parties

(i) Provision of service

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Yicai	—	—	2,717
Medical Cosmetology Group	1,445	1,148	—
Chengdu Zhisu	—	60	3,052
Xingying	61	50	989

(ii) Loan advanced to the related party

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Chengdu Zhisu	—	—	5,000
Medical Cosmetology Group	2,800	2,000	—

(iii) Repayment of the loan advances to the related party

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Medical Cosmetology Group	9,000	2,000	1,314

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

17. Related Party Transactions(Continued)

(a) The Group entered into the following transactions with related parties(Continued)

(iv) Impairment of loan advances to the related party (1)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Medical Cosmetology Group	9,265	—	—

(v) Expense occurred to the related party

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Beijing Mevos	—	708	2,051
Zhang Haipeng(2)	—	—	613

(vi) Provision of rental service

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Yicai	—	—	377

(b) Amount due from/ to related parties

(i) Amount due from related parties

	As of December 31,
	2018	2019
	RMB	RMB
Chengdu Zhisu(3)	—	5,099
Beijing Mevos	850	103

(ii) Amount due to related parties

	As of December 31,
	2018	2019
	RMB	RMB
Yicai	—	2,620
Medical Cosmetology Group	500	—
Beijing Mevos	425	—

(1)         As of December 31, 2017, the amounts due from Medical Cosmetology Group was fully impaired due to significant loss of Medical Cosmetology Group. For the year ended December 31, 2017, the impairment loss recognized as “Others, net” in the consolidated statements of comprehensive income is RMB9,265.

(2)         The Company entered into an agreement with Zhang Haipeng with a cash consideration of RMB 1,300 to engage him as spokesman for brand promotion from September 2019 to April 2020. The Company has paid in advance fully for the service and recognized advertising expense of RMB613 for the year ended December 31, 2019. The remaining amount will be recognized as expense in 2020.

(3)         The balance as of December 31, 2019 represents a loan provided to Chengdu Zhisu with a term of six months and an annual interest rate of 5%.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

18. Segment Information

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, products and technology. The Group’s operating segments are based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. Key revenues streams are as below:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Information services	143,613	415,119	833,422
Reservation services	115,692	202,107	318,215
	259,305	617,226	1,151,637

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

19. Subsequent Events

In January 2020, the Group acquired 100% of the equity interests of Jinbaoxin Shenzhen Insurance Brokers Co, Ltd., a company with license to engage in insurance brokerage business in the PRC, with total cash consideration of RMB28 million.

In December 2019, novel coronavirus (COVID-19) emerged and has subsequently spread worldwide. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Consequently, the Group’s business in the first quarter of 2020 was adversely affected as a result of the quarantines requirement to the platform users and the temporary closure of medical aesthetic service providers on the Company’s platform, which led to the decrease of total revenues compared with fourth quarter of 2019. The COVID-19 outbreak may further adversely affect the Group’s financial condition and operating results for 2020, including but not limited to negative impact to the Group’s total revenues and impairment to the Group’s long-term investments, which is determined by the management to be a non-adjusting subsequent event. Because of the uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

In January and April 2020, the Company granted 1,521,475 share options to its employees and executives with an exercise price of $0.1 per share, with the vesting period from one year to four years. The Group is in the process of finalizing the fair value assessment.

In the first quarter of 2020, the Group entered into one loan agreement with Beijing Sharing New Medical Technology Co., Ltd.. The principle of the loan provided to Beijing Sharing New Medical Technology Co., Ltd. is RMB4,557, with a term of one year and an annual interest rate of 4.35%.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

20. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Due to restrictions on distribution of share capital and statutory reserves in the PRC, total restrictions placed on distribution of net assets of the Group’s PRC subsidiaries, the VIEs and VIE’s subsidiaries was RMB109,000 and RMB161,109 as of December 31, 2018 and 2019, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries, the VIEs and VIE’s subsidiaries to satisfy any obligations of the Company.