Form 20-F
period 2020-12-31
So-Young International Inc.
filed 2021-04-30
CIK 1758530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, 13 of which represent 10 Class A ordinary shares Class A ordinary shares, par value US$0.0005 per share*	SY	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
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

As of December 31, 2020, there were 82,212,159 ordinary shares outstanding, par value of US$0.0005 per share, being the sum of 70,212,159 Class A ordinary shares (excluding treasury shares), par value of US$0.0005 per share and 12,000,000 Class B ordinary shares, par value of US$0.0005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes   ◻ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“ADSs” are to our American depositary shares, with every 13 ADSs representing 10 Class A ordinary shares;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0005 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0005 per share;
●	“mobile MAUs” are to the sum of (i) the number of unique mobile devices that have accessed our platform through our So-Young mobile app at least once during a month, and (ii) the number of unique Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. The numbers of our mobile MAUs are calculated using internal company data that has not been independently verified, and we treat each distinguishable device and Weixin user account as a separate user for purposes of calculating mobile MAUs, although inaccuracy may result from the possibility that some individuals may use more than one mobile device, may share the same mobile device with other individuals, and/or may use both our mobile app and Weixin mini programs to access our platform;
●	“monthly UVs” of soyoung.com, are to the number of unique IP address that various internet browsers apply to access our website, from either PC end or mobile end, at least once during a month. The numbers of our monthly UVs of soyoung.com are calculated using internal company data that has not been independently verified, and we treat each distinguishable IP address as a separate user for purposes of calculating monthly UVs, although inaccuracy may result from the possibility that some individuals may have more than one IP address and/or share the same IP address with other individuals to access our platform;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“So-Young,” “we,” “us,” “our company” and “our” are to So-Young International Inc., its subsidiaries and its consolidated affiliated entities;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0005 per share; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	we have a limited operating history in the evolving online medical aesthetic service industry, which makes it difficult to evaluate our future prospects;
●	our historical growth rates may not be indicative of our future growth. If we are unable to manage the growth and increased complexity of our business, fail to control our costs and expenses, or fail to execute our strategies effectively, our business and prospects may be materially and adversely affected;
●	we may be subject to consumer claims, regulatory or professional investigations and litigations regarding the medical information and services offered on our platform, which could materially and adversely affect our brand, reputation, and results of operations;
●	characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits may have material impacts on our operations;
●	if we fail to anticipate user preferences and provide high-quality and reliable content in a cost-effective manner, we may not be able to attract and retain users to remain competitive;
●	if content providers do not continue to contribute content that is high-quality, reliable or otherwise valuable to our users, we may experience a decline in user traffic and user engagement;
●	our business may be materially and adversely affected by an unfavorable market perception of the overall medical aesthetic industry;
●	we depend significantly on the strength of our brand and reputation. Any failure to maintain and enhance, or any damage to, our brand image or reputation could materially and adversely affect our business, results of operations, financial condition and prospects;
●	we are subject to uncertainties, changes and developments in the regulatory framework in China with respect to the provision of online medical aesthetic services industry; and
●	we face risks related to health epidemics, natural disasters, and other outbreaks, which could significantly disrupt our operations.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	if the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;
●	we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control; and
●	any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
●	uncertainties with respect to the PRC legal system could adversely affect us;
●	you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws; and
●	our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Related to Our ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	the trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;
●	our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial; and

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals;
●	our ability to retain and increase the number of users and expand our service offerings;
●	our future business development, financial conditions and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	the trends in, expected growth and the market size of the online medical aesthetics industry, both in the PRC and globally;
●	the potential impact of the COVID-19 to the Company’s business operations and the economy in China and elsewhere generally;
●	our expectations regarding demand for and market acceptance of our services;
●	our expectations regarding our relationships with users and service providers;
●	our use of proceeds;
●	competition in our industry;
●	general economic and business conditions in the market we have business; and
●	relevant government policies and regulations relating to our industry.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.          Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2019 and 2020 and selected consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data for the year ended December 31, 2016 and 2017, selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 and selected consolidated cash flow data for the year ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Revenues
Information services	19,869	143,613	415,119	833,422	962,089	147,447
Reservation services	29,221	115,692	202,107	318,215	332,899	51,019
Total revenues	49,090	259,305	617,226	1,151,637	1,294,988	198,466
Cost of revenues(1)	(25,192)	(44,799)	(91,563)	(198,630)	(212,206)	(32,522)
Gross profit	23,898	214,506	525,663	953,007	1,082,782	165,944
Operating expenses:
Sales and marketing expenses(1)	(62,206)	(127,462)	(306,360)	(470,033)	(726,297)	(111,310)
General and administrative expenses(1)	(18,043)	(29,725)	(75,442)	(160,531)	(183,987)	(28,197)
Research and development expenses(1)	(17,932)	(32,557)	(94,726)	(177,268)	(229,192)	(35,125)
Total operating expenses	(98,181)	(189,744)	(476,528)	(807,832)	(1,139,476)	(174,632)
(Loss)/Income from operations	(74,283)	24,762	49,135	145,175	(56,694)	(8,688)
(Loss)/Income before tax	(81,036)	13,221	58,254	226,459	93	15
Income tax benefits/(expenses)	—	3,981	(3,171)	(49,735)	4,784	733
Net (Loss)/income	(81,036)	17,202	55,083	176,724	4,877	748
Net loss attributable to non-controlling interests	—	—	—	—	930	143
Net income attributable to So-Young International Inc.	(81,036)	17,202	55,083	176,724	5,807	891
Accretions of convertible redeemable preferred shares to redemption value	(21,487)	(28,521)	(104,211)	(50,219)	—	—
Net (loss)/income attributable to ordinary shareholders of the Company	(102,523)	(11,319)	(49,128)	126,505	5,807	891
Net (Loss)/income	(81,036)	17,202	55,083	176,724	4,877	748
Other comprehensive income/(loss):
Foreign currency translation adjustment	2,323	(2,203)	34,439	55,335	(144,225)	(22,103)
Total other comprehensive income/(loss)	2,323	(2,203)	34,439	55,335	(144,225)	(22,103)
Total comprehensive income/(loss)	(78,713)	14,999	89,522	232,059	(139,348)	(21,355)
Comprehensive loss attributable to non-controlling interests	—	—	—	—	930	143
Comprehensive income (loss) attributable to So-Young International Inc.	(78,713)	14,999	89,522	232,059	(138,418)	(21,212)
Accretions of convertible redeemable preferred shares to redemption value	(21,487)	(28,521)	(104,211)	(50,219)	—	—
Comprehensive (loss)/income attributable to ordinary shareholders of the Company	(100,200)	(13,522)	(14,689)	181,840	(138,418)	(21,212)
Net (loss)/earnings per ordinary share
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - basic	(3.81)	(0.42)	(2.00)	2.13	0.07	0.01
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - diluted	(3.81)	(0.42)	(2.00)	2.00	0.07	0.01
Weighted average number of ordinary shares used in computing (loss)/earnings per share, basic	26,882,387	26,882,387	24,555,427	59,357,935	81,534,991	81,534,991
Weighted average number of ordinary shares used in computing (loss)/earnings per share, diluted	26,882,387	26,882,387	24,555,427	63,309,091	83,781,406	83,781,406

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	(96)	(89)	(1,423)	(12,752)	(18,327)	(2,809)
Sales and marketing expenses	(262)	(490)	(1,018)	(8,479)	(6,711)	(1,029)
General and administrative expenses	(1,158)	(1,675)	(10,112)	(61,579)	(46,001)	(7,050)
Research and development expenses	(168)	(405)	(13,306)	(21,401)	(21,131)	(3,238)

The following table presents our selected consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	18,393	440,859	563,383	884,676	1,127,055	172,729
Term deposits and short-term investments	92,630	81,258	643,539	1,942,860	1,527,088	234,036
Total current assets	140,767	552,438	1,278,451	2,957,027	2,796,015	428,509
Total assets	150,146	568,385	1,340,536	3,229,954	3,292,012	504,524
Total liabilities	54,890	140,927	302,156	587,316	672,436	103,057
Total mezzanine equity	251,356	594,421	1,395,949	—	23,205	3,556
Total shareholders’ (deficit)/equity	(156,100)	(166,963)	(357,569)	2,642,638	2,596,371	397,911

The following table presents our selected consolidated cash flow data for the years presented:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(40,756)	90,877	198,985	383,822	179,180	27,462
Net cash (used in)/generated from investing activities	(108,345)	7,032	(569,372)	(1,335,013)	123,845	18,981
Net cash provided by/(used in) financing activities	122,690	324,671	485,414	1,268,396	(5,804)	(889)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	180	(114)	7,497	20,597	(52,721)	(8,083)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(26,231)	422,466	122,524	337,802	244,500	37,471
Cash, cash equivalents and restricted cash at the beginning of the year	44,624	18,393	440,859	563,383	901,185	138,113
Cash, cash equivalents and restricted cash at the end of the year	18,393	440,859	563,383	901,185	1,145,685	175,584

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

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	manage our future growth;
●	offer personalized and competitive online medical aesthetic services;
●	increase the utilization of our service by existing and new users;
●	maintain and enhance our relationships with medical service providers and our other partners;
●	navigate the evolving regulatory environment;
●	enhance our technology infrastructure to support the growth of our business;
●	improve our operational efficiency;
●	attract, retain and motivate talented employees;
●	cope with economic fluctuations; and
●	defend ourselves against legal and regulatory actions.

Our historical growth rates may not be indicative of our future growth. If we are unable to manage the growth and increased complexity of our business, fail to control our costs and expenses, or fail to execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced rapid growth in our business and operations since our inception. Our total revenues increased by 86.6% from RMB617.2 million in 2018 to RMB1,151.6 million in 2019, and further increased by 12.4% to RMB1,295.0 million (US$198.5 million) in 2020. Our gross profit increased significantly by 81.3% from RMB525.7 million in 2018 to RMB953.0 million in 2019, and further by 13.6% to RMB1,082.8 million (US$165.9 million) in 2020. Our gross margin decreased from 85.2% in 2018 to 82.8% in 2019, and increased to 83.6% in 2020. However, our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in future periods. Our revenue growth may slow, or our total revenues may decline for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing down of China’s medical aesthetic industry, emergence of alternative business models, and general economic conditions. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

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

We took a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. These measures reduced the capacity and efficiency of our operations and negatively affected our results of operations.

The COVID-19 outbreak may further adversely affect our financial condition and operating results for 2021, including but not limited to negative impact to our total revenues or impairment to our long-term investments. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, provision of vaccine or specific anti-viral treatment for COVID-19 remained limited. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reimposition of restrictions. Because of the uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at the time of this annual report. In addition, we cannot predict the impact the COVID-19 pandemic had and will have on our service providers. To the extent the COVID-19 pandemic continues to adversely affect our business, results of operations, and financial condition, it may also have the effect of heightening many of the other risks described in these “Risk Factors” or elsewhere in this annual report. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, will materially adversely impact our business, results of operations, and financial condition. Potential impacts include, but are not limited to, the following:

●	given the slowdown in China’s domestic market as well as the negative impact of the COVID-19 outbreak on the medical aesthetics industry, we cannot assure that our information service revenues and reservation service revenues will not experience fluctuation or that we can maintain the growth rate we have experienced;
●	we may experience lower work efficiency and productivity, which may adversely affect our service quality;
●	the business operations of our service providers have been and could continue to be negatively impacted by the outbreak, which may result in loss of service providers or disruption of our services and decreased marketing spending and less fees paid to our platform, which may in turn materially adversely affect our financial condition and operating results;
●	service providers on our platform may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We have provided and may continue to provide significant sales incentives to our users and service providers during the outbreak, which may in turn materially adversely affect our financial condition and operating results;
●	many of our service providers are small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an pandemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted; and
●	many dental service providers have reduced business operations due to the quarantine measures related to the COVID-19 outbreak, which could result in decreased marketing spending and less cooperation, If we fail to manage our expansion and new business initiatives effectively or efficiently, our business and results of operations may be materially and adversely affected.

We have been, and may continue to be, subject to liabilities for infringement, misappropriation or other violations of third-party intellectual property rights or other allegations based on the content available on our platform or services we provide.

We have historically been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects. We allow users to upload written materials, images, videos and other content on our platform and download, share, link to and otherwise access audio, video and other content on our platform. In addition, we regularly distribute articles, images, audios, videos and other content on our platform and our social media accounts. Although we have set up comprehensive procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available on our platform, it is not possible for us to identify and remove or disable all potentially infringing content that may exist. As a result, third parties may take action and file claims against us if they believe that certain content available on our platform violates their copyrights, rights of reputation, image rights or other intellectual property rights. We have been involved in litigation based on allegations of infringement of third-party intellectual property, including rights of reputation and image rights, due to the content available on our platform. We paid (or are obligated to pay) an aggregate of RMB11.4 million (US$1.75 million) to plaintiffs in alleged intellectual property right infringement lawsuits against us between January 1, 2018 and December 31, 2020, as a result of settlements or adverse judgments. As of December 31, 2020, a total of 22 lawsuits against us in connection with our platform were still pending, with the aggregate amount of damages sought under these pending cases being approximately RMB4.3 million (US$0.66 million).

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

We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, our platform offers live video broadcasting and videos, including video recordings of live streaming videos and original short videos created by ourselves and our service providers. According to the PRC Administrative Provisions on Internet Audio-Visual Program Services, a provider of online audio-visual service is required to obtain a license for online transmission of audio-visual programs, or Audio-Visual License. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Internet Audio-Visual Program Services.” We have not obtained the Audio-Visual License for providing internet audio-visual program services and content through our platform in China and we may not be eligible for the Audio-Visual License, because the current PRC laws and regulations require an applicant to be a wholly state-owned or state-controlled entity. In addition, because uncertainty remains regarding the interpretation of relevant concepts including “online publications” under the current PRC laws and regulations, the provision of our self-produced content, including articles on medical aesthetic services, on our online platform may be considered “online publishing” and we may be required to obtain an Internet Publishing License, which we currently do not have. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Publishing.” According to the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation), internet diagnosis and treatment activity shall be provided by medical institution that has obtained the Medical Institution Practicing License and the medical institution shall apply for registration of Internet diagnosis and treatment activity. However, the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation) does not provide a clear definition on the Internet diagnosis and treatment activity. We may be required to obtain a Medical Institution Practicing License if certain interactive medical aesthetic feature provided by on our platform is further defined by the competent regulatory authority as internet diagnosis and treatment activity. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Medical Services.”

As of December 31, 2020, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities for lack of approvals and permits. However, we cannot assure you that we will not be subject to any warning, investigations or penalties in the future. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits, or subject to various penalties, including fines, termination or restrictions of the part of our business or revoking of our business licenses, which may adversely affect our business and materially and adversely affect our business, financial conditions and results of operations.

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

Our expansion plans, including our plans to expand into new business lines, business categories and geographic areas, are subject to uncertainties and risks, and we may not be able to successfully manage our expanded operations.

To serve our expanding user base and our users’ evolving medical service needs, we continuously expand into new geographic areas and offer new services. Expansion into diverse locations, new business lines and business categories involves new risks and challenges. Our lack of familiarity with these new geographic areas and service offerings may make it more difficult for us to anticipate user demand and preferences.

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

While we generated net income in 2017, 2018 and 2019, and 2020 we incurred a net loss in 2016. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, attract users, further enhance and develop our service offerings, enhance our technology capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the transaction volume achieved on our platform may be lower than expected, which may lead to lower-than-expected revenues. Furthermore, we have adopted a share incentive plan in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate all of our total revenues from information and reservation services fees charged to medical aesthetic service providers we partner with. Any material decrease in our information or reservation services fees would have a substantial impact on our financial condition. As a result of the foregoing and other factors, we may again incur net losses in the future.

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

As we serve as a social platform for our users, we may be held liable for content that is posted, made available through or linked to our platform. The content on our platform includes pictures, videos, live video broadcasting and others. Although we have required our content providers to post only legally compliant and inoffensive materials and have set up screening procedures, our requirements and screening procedures may fail to eliminate all potentially noncompliant content. As the live video broadcasting communications on our platform are conducted in real time, we are generally unable to examine the content generated before they are streamed. Therefore, it is possible that some of the live content on our platform may engage in illegal, obscene, incendiary or subversive conversations or activities, including posting of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations. In addition, we may fail to fully screen and prevent medical service providers from posting inauthentic user pictures and reviews on our platform. If the competent PRC authorities, including the Cyberspace Administration of China, find that we have not adequately managed or supervised the content on our platform, they may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform, or remove our So-Young mobile app from application stores. Moreover, we may face potential claims for libel or slander in connection with our platform content, or a third party may find content on our platform offensive or indecent and take other legal action against us. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources. If we incur costs or liability as a result of these events, our business, financial condition and operating results could be adversely affected.

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

However, additional funds may not be available when we need them on reasonable terms, or at all. Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including but not limited to:

●	our market position and competitiveness in the online medical aesthetic service industry;
●	our future profitability, overall financial condition, results of operations and cash flows;
●	general market conditions for capital raising activities by online medical aesthetic platforms and other internet companies in China; and
●	economic, political and other conditions in China and internationally.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy in 2021 is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We have adopted the Second Amended and Restated 2018 Share Plan, or the 2018 Plan, in March 2019 for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2018 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the 2018 Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. As of February 28, 2021, options to purchase 4,272,670 ordinary shares were granted and outstanding under the 2018 Plan.

Our board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards shall initially be 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of this Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by our board of directors. As of the date of this annual report, no awards have been granted and outstanding under the 2021 Plan.

We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2020. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

In auditing our consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our material weakness relates to our lack of a sufficient number of financial reporting personnel with the appropriate level of knowledge and experience in the application of U.S. GAAP and Securities and Exchange Commission, or SEC, rules and regulations commensurate with our reporting requirements.

Following the identification of the material weakness, we have taken measures to remedy the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2020.

In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain adequate internal controls, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions. We could also be required to restate our historical financial statements.

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

In the opinion of our PRC counsel, CM Law Firm, the ownership structure of So-Young Wanwei and our consolidated affiliated entities does not result in any violation of PRC laws and regulations currently in effect, and the contractual arrangements between So-Young Wanwei, our consolidated affiliated entities and their respective shareholders as governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	terminating or placing restrictions or onerous conditions on our operations;
●	placing restrictions on our right to collect revenues; and
●	shutting down our servers or blocking our mobile apps and websites.

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

The shareholders of Beijing So-Young are Mr. Hui Shao, Mr. Xing Jin and Mr. Tao Yu, and the shareholders of Beijing Chiyan are Mr. Xing Jin and Mr. Tao Yu. Mr. Xing Jin is our co-founder and chief executive officer, and Tao Yu is our co-founder. Nevertheless, conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of our consolidated affiliated entities. These shareholders may breach, or cause our consolidated variable entities to breach, or refuse to renew, the VIE Contractual Arrangements we have with them and our consolidated variable entities, which would have a material and adverse effect on our ability to effectively control our consolidated variable entities and receive economic benefits from such entity. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe fiduciary duties to our company, including duties to act in good faith and in what they believe to be the best interest of our company and not to use their positions for personal gain. The shareholders of our consolidated affiliated entities have executed powers of attorney to appoint So-Young Wanwei or a person designated by So-Young Wanwei to vote on their behalf and exercise voting rights as shareholders of our consolidated affiliated entities. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We currently use structured investment products to hedge exposure to exchange rate risks. Such products reduce, but do not entirely eliminate the effect of foreign currency exchange rate movements on our cash, cash equivalents and restricted cash in foreign currencies. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against Certain China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

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

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

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

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. For example, due to the COVID-19 outbreak, the stock market has experienced extreme volatility and circuit breakers have repeatedly halted trading in all U.S. stocks. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new service offerings and expansions by us or our competitors;
●	announcements of new laws and regulations or interpretations of existing laws and regulations that affect our business;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	actual or potential litigation or regulatory investigations.

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

Mr. Xing Jin, our co-founder, chairman of the board of directors and chief executive officer, beneficially owned all of our issued Class B ordinary shares as of February 28, 2021. These Class B ordinary shares constitute 14.54% of our total issued and outstanding share capital and 83.62% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Jin has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions, and may take actions that are not in the best interest of us or our other shareholders. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

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

Under the deposit agreement for the ADSs, if you do not give instructions for voting the Class A ordinary shares underlying your ADSs, the depositary will give us a discretionary proxy to vote those Class A ordinary shares at the shareholders’ meeting if:

●	we have timely instructed the depositary to disseminate a notice of meeting and provided the depositary with a notice of meeting and related voting materials;
●	we have instructed the depositary that we wish a discretionary proxy to be given;
●	we have informed the depositary that as of the instruction date we reasonably don’t know of any substantial opposition as to a matter to be voted on at the meeting; and
●	a matter to be voted on at the meeting would not have a material adverse impact on shareholders’ interests.

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

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, including Section 404 therein relating to internal control over financial reporting, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market LLC, have detailed requirements concerning corporate governance practices of public companies. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands exempted company listed on Nasdaq Stock Market LLC, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market LLC rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For example, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2020. We may, however, hold annual shareholders meetings in the future. We may continue to rely on these or other exemptions in the future, and our shareholders may be afforded less protection than shareholders of companies that are subject to these corporate governance requirements as a result.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Xing Jin, our co-founder, chairman of the board of directors and chief executive officer, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and currently rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors.

Currently, the majority of the members of our board of directors are not independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ADSs or ordinary shares.

We will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of our VIEs (and their subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or any future taxable year.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be or become a PFIC for the current taxable year or any future taxable year, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIEs (and their subsidiaries) for United States federal income tax purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Taxation—U.S. Federal Income Tax Considerations) holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the Investment Company Act, because our primary business is the provision of information and online reservation services for consumers in the medical aesthetics industry.

Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We seek to conduct our business activities to comply with this test. As a foreign private issuer, we would not be eligible to register under the Investment Company Act, and if a sufficient amount of our assets are deemed to be “investment securities” within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq Stock Market LLC, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

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

In September 2019, we incorporated Beijing Chiyan Medical Beauty Consulting, Ltd., or Beijing Chiyan, a limited liability company established under the laws of the PRC, to provide medical aesthetic consulting services. Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Beijing Wanwei entered into a series of contractual arrangements, as amended and restated, with Beijing So-Young, Beijing Chiyan and their respective shareholders, through which we obtained control over Beijing So-Young, Beijing Chiyan and their subsidiaries. As a result, we are regarded as the primary beneficiary of Beijing So-Young, Beijing Chiyan and their subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Beijing Wanwei as our wholly foreign owned entity, or WFOE, and to Beijing So-Young and Beijing Chiyan as our variable interest entities, or VIEs, in this annual report.

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

In 2018, 2019 and 2020, our average monthly UVs reached 10.3 million, 11.9 million and 16.5 million, and our average mobile MAUs reached 1.4 million, 2.9 million and 7.1 million, respectively.

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

We develop and operate a number of Mini Programs on Weixin, including, among others, So-Young Beauty, So-Young Q&A, So-Young PASS and So-Young Business College. So-Young Beauty features similar interfaces and functions as our mobile app. It serves as additional access points to our platform. So-Young Q&A allows convenient communications among users and doctors. So-Young PASS is our first online aesthetic beauty skin care pass. Adhering to the brand concept to provide professional services, we provide a list of strictly selected treatment and service providers with attractive prices to help users efficiently solve skin problems. Users can easily purchase So-Young PASS on Weixin to enjoy medical aesthetic treatments. So-Young Business College offers a convenient online training platform for medical aesthetic practitioners, including medical professionals, managers, and medical aesthetic consultants, where they can access textual and video educational materials provided by our medical aesthetic industry experts.

Our Soyoung.com Website

Users can access medical aesthetic community content and our services through our website soyoung.com. As more internet users shift to mobile ends, our website mainly serves a comprehensive knowledge base targeting users who are in the process of researching for medical aesthetic options.

Content

We strive to provide our users with the broad range of high-quality and engaging original content on medical aesthetics. We believe that reliable and well-crafted content provides the necessary information that users seek on our platform and enhance transparency of the medical aesthetic industry. Our content is available in a variety of rich media formats on our online platform, generated by users of all levels of experience and medical professionals, including professional generated content, user generated content, professional user generated content and doctor generated content.

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

In March 2020, in order to strengthen trust in both the users and content being posted by them and also enrich our content offering, we made a few strategic developments for Beauty Diaries. First, we use effective incentives and users wake up methods such as “diary recall” to encourage users to produce more high-quality content online. Second, we optimized the content format to enable users to generate diaries more efficiently. By simply adding three related photos or one short-form video, users can start to share their medical aesthetic treatments and recovery progresses easily and conveniently. Third, we use both AI-backed screening mechanism and manual content reviewing team to ensure the authenticity of content. We are also increasing the visibility of premium original content and high-quality cases by using effective technology upgrades and label identification. In June 2020, we also launched our “So-Young Ambassadors” project, which promoted content development. Users can produce and share beauty diaries based on their real treatment experiences. The project generated premium articles and has attracted many users to onboard our platform.

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

Doctor generated content

We also encourage and help doctors to generate knowledgeable content in our community to help users. In 2020, we worked with more than 15,000 doctors, who elaborate their experience in particular treatment through broadcasting actual treatment and planning process with real users. Furthermore, doctors could extend their professional services from information to diagnosis through our innovative features and tools.

In July 2020, we released our second version of the Emerald Doctor list. Doctors on the Emerald Doctor list must pass verified qualification checks. We have formed an evaluation committee comprised of professionals from different areas to assess the doctors based on numerous rating criteria. We also review the listed doctors regularly. We are committed to creating an industry-recognized list of best doctors that enhances trust and improves user stickiness. We believe this feature will become a standard of quality in the medical aesthetics industry and help drive traffic to the listed doctors.

Trustworthy Social Community

Our platform hosts an open and vibrant community of medical aesthetic consumers, from new comer to medical aesthetic influencers. Users utilize our community to share a wide range of medical aesthetic experiences such as medical aesthetic procedure and skin care tips. Users also frequently provide reviews of medical aesthetic services or products, post questions and receive answers from medical aesthetic service providers and professionals. We offer the following mechanisms to promote social interaction among users and between users and medical aesthetic service providers on our platform:

●	Share. Users can easily share their experience on particular medical aesthetic treatment on our So-Young app by posting Beauty Diaries and providing short reviews and ratings.
●	Follow. Users can establish relationships with other users and medical aesthetic service professionals by electing to follow them.
●	Comment, Like, Favorite. Users can leave comments on all formats of content, including Beauty Diaries, videos and articles, and reviews in online reservation function, by clicking on the “Comment” button, and the author may reply to the comments. If users like the content, they can click on the Like button to express their support for the author. At the bottom of each content module, users can see how many people have commented on or liked the content. Users can also save most types of content into their favorites by clicking on the Favorite button.
●	Messaging. Users can send private messages among one another or to medical service providers and medical professionals in the form of text or voice recordings and can attach photos or Beauty Diaries on our platform.
●	Q&A. Users can raise questions addressed to particular medical professionals or medical aesthetic service providers in general. We urge our medical service providers and medical professionals to respond quickly to the questions.
●	Community Project. We launched our “So-Young Ambassadors” project, which promoted content development and drove community engagement. Users can produce and share beauty diaries based on their real treatment experiences. The project generated premium articles and has attracted many users to onboard our platform.

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

As of December 31, 2018, 2019 and 2020, there were over 5,600, 8,700 and 11,000 medical service providers on our platform, respectively, including approximately 4,000 medical aesthetic service providers and 1,600 other consumption healthcare service providers in 2018, approximately 6,100 medical aesthetic service providers and 2,600 other consumption healthcare service providers in 2019 and approximately 6,900 medical aesthetic service providers and 4,200 other consumption healthcare service providers in 2020. Consumption healthcare services that can be reserved through our platform include dermatology, dentistry and orthodontics, ophthalmology, physical examinations, gynecology and human papilloma virus vaccines, and postnatal care.

Reservation Services

We provide reservation services on behalf of medical aesthetic service providers when a medical or beauty treatment is performed for our user through reservation from our platform. We typically charge a rate of approximately 10% of the total amount paid by users for services introduced through our online reservation function. In 2020, we had 601 thousand users who purchased medical aesthetic services through our platform. In addition, we launched our So-Young PASS program in 2020. We collaborate with medical aesthetic service providers to provide standardized services with transparency on medical aesthetic treatment details, such as the medical aesthetic devices used and the service provider credentials. Users can purchase So-Young PASS through So-Young mobile app or So-Young PASS from Weixin Mini programs to receive certain number of medical aesthetic services depending on the type of treatment they intend to receive and their aesthetics needs.

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

Technology and Infrastructure

The success of our business is supported by our strong technological capabilities that enable us to deliver superior user experience and increase our operational efficiency. We provide interactive medical aesthetic features and other AI analysis tools, including our “3D try and test” surgery selection, skin texture testing, and eye shape and eyebrow design, as solutions for our growing community of users who are looking for effective services and tools to facilitate their decision making. At the same time, these features and tools increase users’ exposure to highly relatable and relevant information that enriches the overall user experience.

Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated and collected on our platform each day, have created opportunities for continued improvements in our technology capabilities, empowering reliability, scalability and flexibility.

As of December 31, 2020, we had a research and development team with 473 employees, including those focusing on technology development to support every aspect of our business operation, those focusing on artificial intelligent algorithm design and development, and those focusing on underlying data and technology maintenance.

Artificial Intelligence

We believe we are in a unique position to capitalize on the use of artificial intelligence technologies, including computer vision, machine learning, and natural language processing, to further lead the revolution in medical aesthetic industry. Notable artificial intelligence products include:

●	AI Diagnosis. A key area of our research in artificial intelligence focuses on improved facial and object recognition technology powered by advanced neural network algorithms. Through our AI analysis tool, users can obtain preliminary diagnosis information on how to improve their personal appearances.
●	Cosmetic Surgery Simulation. We have applied various artificial intelligence and facial recognition technologies to offer users convenient facial analysis and allow users to simulate medical aesthetic treatment results on their pictures. Users can adjust multiple parameters on their facial data.
●	Intelligent Image Search. Based on our facial analysis technologies, we enable users to search on our platform with their facial pictures to directly return relevant medical aesthetic content and treatment information.

●	Content Ranking and Recommendation. We utilize artificial intelligence and machine learning technologies to power our ranking and recommendation system. We employ an intelligent ranking formula based on user preference and content quality.
●	Live video diagnosis. We bring consultation process online to help users get more direct and targeted medical aesthetic service advices. Service providers can easily use our live streaming feature to engage viewers and offer accessible and cost-effective medical aesthetic diagnosis services.
●	Automatic Messaging System. We utilize natural language processing algorithms and machine learning technologies to develop automated messaging system, which have significantly improved user experience by providing instant and helpful feedback, reducing the operating expenses for medical aesthetic service providers.

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

As of December 31, 2020, we own 674 registered trademarks, copyrights to 86 software programs developed by us relating to various aspects of our operations, copyrights to 102 literature and art works, and 28 registered domain names, including soyoung.com.

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

We engage in business activities that are value-added telecommunication services as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Beijing So-Young, our consolidated affiliated entity, has obtained a Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License, which will remain effective until August 20, 2025, and an EDI License which will remain effective until January 3, 2024. Beijing Meifenbao Technology Co., Ltd., a subsidiary of Beijing So-Young, has also obtained an ICP License, which will remain effective until April 25, 2023. See “Item 3. Key Information—D. Risk Factors—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Foreign Investment

The Foreign Investment Catalog

Investments conducted by foreign investors in the PRC are subject to the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, which were jointly promulgated by the National Development and Reform Commission and the MOFCOM on December 27, 2020 and June 23, 2020, and became effective on January 27, 2021 and July 23, 2020 respectively. The Negative List sets out the special administrative measures stipulated by the State for foreign investment’s access to specific areas, pursuant to which foreign investors would not be allowed to make investments in prohibited industries under the Negative List, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in the fields that are included in the Negative List. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

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

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, sets out guidelines on the provision of internet information services. The Internet Content Measures specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities. In December 2019, the Cyberspace Administration of China, or the CAC, issued the Provisions on Ecological Governance of the Internet Information Content, which came into effect on March 1, 2020. The Provisions on Ecological Governance of the Internet Information Content further strength the supervision on the platform of Internet information content provider, and impose a stricter management requirement on the Internet information providers.

For instance, Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the Internet Content Measures and the Provisions on Ecological Governance of the Internet Information Content specify a list of illegal content. Internet information providers are prohibited from producing, copying, publishing or distributing illegal or prohibited information that is humiliating or defamatory to others, or contains obscene, incendiary, political content or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions, including legal sanctions, suspending our business for rectification, closing our website, revoking the licenses needed to operate our platform, or removing our So- Young mobile app from application stores. See “Item 3. Key Information—D. Risk Factors—We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.” Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

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

The PRC Civil Code, which was promulgated by the NPC on May 28, 2020 and became effective on January 1, 2021 and replaced the Tort Liability Law promulgated by the SCNPC on December 26, 2009, provides that if an online services provider is aware that an online user is engaged in infringing activities but fails to take necessary measures, it shall be held jointly liable. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including removing, blocking and unlinking the infringing content, in a timely manner. Otherwise, it shall be held jointly liable with the relevant online user.

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

Regulations on Medical Liabilities

The PRC Civil Code provides that, if a medical institution or its medical personnel are at fault for damage inflicted on a patient during the course of diagnosis and treatment, the medical institution will be liable for compensation. Medical institutions shall be liable and pay for the damage caused by the failure of the medical personnel to fulfill their statutory obligations in the course of diagnosis and treatment. Medical institutions and their medical personnel shall protect the privacy of their patients and will be subject to tortious liabilities for any damage caused by divulging the patients’ private or medical records without their consent.

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

Regulations on Payment Services

In June 2010, the People’s Bank of China, or PBOC, issued the Administrative Measures for the Payment Services of Non-Financial Institutions, or the Payment Services Measures, effective September 2010 and amended on April 29, 2020. Under the Payment Services Measures, a non-financial institution must obtain a payment business license, or Payment License, to qualify as a paying institution and provide payment services. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide services including online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC. Without PBOC’s approval. Non-financial institution or individual may not engage in payment business explicitly or in a disguised form.

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

According to the Administrative Measures for the Registration of Medical Devices, which were promulgated by the CFDA on July 30, 2014, and came into effect on October 1, 2014, Class-I medical devices shall be managed by record-filing, while Class-II and Class-III medical devices shall be managed by registration. Applicants for the registration and record-filing of medical devices shall establish quality management systems related to product research and development and manufacturing, and maintain the effective operation thereof. Also, when the applicants for registration and record-filing of medical devices launch medical device products on the market in their own names, they shall bear legal liabilities for such products.

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

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which was amended on August 28, 2015, and further sets out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audiovisual program services providers that had engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are able to apply for the license so long as (i) the violation of the laws and regulations is minor in scope and can be rectified in a timely manner, and (ii) the providers had no violations of laws during the last three months prior to the promulgation of the Audio-Visual Program Provisions.

On March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which prohibits internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories for trial implementation, or the Categories, which were amended on March 10, 2017. In addition, the Notice concerning Strengthening the Administration of the Live Video Broadcast Service of Online Audio-Visual Programs promulgated by the State Administration of Press and Publication Radio, Film and Television, or SAPPRFT (the predecessor of NRTA) on September 2, 2016 emphasizes that, unless a specific license is granted, an audio-visual programs service provider is forbidden from engaging in live video broadcasting on major political, military, economic, social, cultural, or sports events, among others.

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

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015. The Radio and Television Program Production Measures provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. To comply with the relevant laws and regulations, Beijing So-Young has obtained a Radio and Television Program Production and Operation Permit, which will remain effective until June 30, 2023.

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

In addition, the PRC Civil Code requires personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information.

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

Regulations on Intellectual Property

Patent Law

According to the Patent Law of the PRC (revised in 2008), which was last amended in 2020 and will become effective in June 2021, the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and fifteen years in the case of designs. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and last amended in 2020 (forthcoming in June 2021), provides that Chinese citizens, legal persons, or unincorporated organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law. The Foreign Investment Law and its implementation regulations effective on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Pursuant to the Announcement on Issues Regarding Implementation of Preferential Income Tax Policy for High and New Technology Companies released on June 19, 2017 by State Administration of Taxation or the SAT, company qualified as high or new technology company shall enjoy preferential tax from the year indicated on the certificate for high and new technology company, and file for registration with taxation agency of jurisdiction according to relevant provisions. On expiration of the qualification as high and new technology company, income tax shall be temporarily levied pursuant to a preferential tax rate of 15% before renewal of the qualification; an enterprise may benefit from a tax exemption or preferential tax rate of 12.5% under the EIT law if it qualifies as a “Software Enterprise.” Enterprises that enjoy the “Software Enterprise” status will be subject to relevant governmental authorities’ assessment each year as to whether they are entitled to the tax exemption or preferential tax rate of 12.5%. Prior to May 2016, a “Software Enterprise” was designated jointly by the NDRC, the MIIT, the MOFCOM, the Ministry of Finance and the State Administration of Taxation. In May 2016, the four PRC governmental authorities jointly issued a notice, pursuant to which an enterprise may be entitled to the exemption or preferential income tax rate of 12.5% by filing with the local tax authority with supporting documentation proving its qualifications to be a “Software Enterprise” during its annual income tax filing process. If such qualifications are not obtained before the end of the year, the difference between the preferential tax rate and the regular tax rate should be paid according to applicable provisions.

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

As of December 31, 2020, our PRC subsidiaries and consolidated affiliated entities are generally subject to 3%, 6%, and 13% VAT rates.

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

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and last amended in March 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Increases in labor costs in the PRC and enforcement of stricter labor laws and regulations may adversely affect our business and results of operations.”

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

Regulations on Anti-Monopoly

The PRC Anti-Monopoly Law, or the AML, which was promulgated by the SCNPC on August 30, 2007, effective since August 1, 2008, established the PRC anti-monopoly regulatory framework. Under the AML, behaviors that may have the effect of eliminating or restricting competition, including the monopolistic of agreements, abuse of a dominant market position, and increase in business concentration, are prohibited, and the infringed party is entitled to request for punitive compensation.

In March 2018, the State Administration for Market Regulation, or SAMR, was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, or the MOFCOM, the National Development and Reform Commission, or the NDRC, and the SAIC.

In February 2021, the Anti-monopoly Bureau of SAMR published the Platform Economy Anti-Monopoly Guidelines. The Platform Economy Anti-Monopoly Guidelines set out detailed standards and rules regarding the definition of relevant markets, typical types of cartel activity, and abusive behavior by the operators of internet platform with market dominance, as well as merger control review procedures involving variable interest entities, which provide further guidelines for the enforcement of anti-monopoly laws regarding online platform operators. Moreover, the Platform Economy Anti-Monopoly Guidelines further clarified the calculation method for the thresholds for declaring concentration of online platform operators, and the evaluation mechanism for the effect of the concentration of online platform operators on competition. Although we do not believe we have engaged in any behaviors in violation of the Anti-monopoly Law, such as entering into monopolistic agreements or abusing market position, we cannot assure you that the regulators would agree with us, and we may be required to adjust our business practices or pay penalties, such as confiscation of incomes or fines, if our business practices are deemed to be non-compliant with the Anti-monopoly Law.

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

Agreements that provide us with the option to purchase the equity interests in our VIEs

Exclusive Option Agreement.  Pursuant to the exclusive option agreement entered into on November 1, 2018, each shareholder of Beijing So-Young has irrevocably granted our WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Beijing So-Young. The purchase price shall be RMB10 (US$1.5), the amount of registered capital contributed by such shareholder of Beijing So-Young in Beijing So-Young or the minimum price required by PRC law. If our WFOE exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Without our WFOE’s prior written consent, Beijing So-Young shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its material assets or beneficial interest, create or allow any encumbrance on its material assets or other beneficial interests, provide any loans to any third parties except for payables incurred in the ordinary course of business other than through loans, enter into any material contract with a value of more than RMB500,000 (US$76.6 thousand) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Each shareholder of Beijing So-Young has agreed that, without our WFOE’s prior written consent, he or she will not dispose of his or her equity interests in Beijing So-Young or create or allow any encumbrance on their equity interests. Moreover, without our WFOE’s prior written consent, no dividend will be distributed to Beijing So-Young’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to our WFOE or its designated person(s). On September 4, 2019, our WFOE, Beijing Chiyan and the shareholders of Beijing Chiyan entered into an exclusive option agreement, which contained terms substantially similar to the exclusive option agreement by and among our WFOE, Beijing So-Young and each shareholder of Beijing So-Young described above. The agreements by and among our WFOE, our VIEs and their respective shareholders will remain effective until all equity interests of Beijing So-Young and Beijing Chiyan held by their respective shareholders have been transferred or assigned to our WFOE or its designated person(s), respectively.

In the opinion of CM Law Firm, our PRC legal counsel:

●	the ownership structures of our WFOE and our VIEs are not in any violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among our WFOE, our VIEs and their respective shareholders governed by PRC law are currently valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

D.           Property, Plant and Equipment

We are headquartered in Beijing, China. As of December 31, 2020, we leased an aggregate of over 14,000 square meters of office space in Beijing, with a lease term five years, and an aggregate of approximately 8,000 square meters of office space in 19 other cities in China with lease terms that typically last for one year. We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Despite the general factors mentioned above, we believe our results of operations are more directly affected by the following specific factors.

●	The size of our user base, the level of user engagement and the audience reach of our content.
●	The quality, integrity and diversity of our content.
●	The effectiveness and the formats of our information services for medical aesthetic service providers, including our ability to apply relevant technologies to enhance targeted information distribution and service provider exposure.
●	Our ability to increase transaction volume for medical aesthetic service providers.

●	The efficiency of our sales and marketing activities.
●	The diversity of our monetization channels, including the vertical expansion along the medical aesthetic industry value chain and the horizontal expansion into the massive consumption healthcare service market.

We focus on (i) attracting and engaging users and (ii) increasing the number of paying medical service providers on our platform. We measure our effectiveness in attracting and engaging users primarily through tracking mobile MAUs and number of purchasing users, who made verified transactions with service providers. Average mobile MAUs increased by 105.9% from 1.4 million in 2018 to 2.9 million in 2019, and further increased by 144.8% to 7.1 million in 2020. Total number of purchasing users increased by 81.3% from 313.0 thousand in 2018 to 567.5 thousand in 2019, and further increased by 6.0% to 601.8 thousand in 2020. The COVID-19 pandemic has adversely affected our business operation and resulted in a decrease in our surgical transactions and only a slight increase in the number of our purchasing users in 2020 compared to 2019.

We measure our effectiveness in increasing the number of paying medical service providers by tracking the number of service providers that pay for information services and/or reservation services, which increased by 35.4% from 3,256 in 2018 to 4,410 in 2019, and further increased by 26.3% to 5,570 in 2020.

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

The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have adversely impacted and will continue to adversely impact our business, results of operations, and financial condition. The number of our purchasing users decreased by 39.1% and 15.1% in the first quarter and the second quarter of 2020. The average revenue per paying medical service provider decreased by 10.8% in 2020 compared to 2019. On the other hand, we made strategic investment in branding and expanded to other branding and marketing channels to acquire users. Our marketing and user acquisition expenses increased by 59.8% compared to 2019.

To mitigate the adverse impact of the pandemic, we have been strategically adapting our business to ensure the growth of our user base. We are using a series of creative and incentivizing promotion plans, working more closely with medical aesthetic influencers to generate valuable content. In terms of our commercialization efforts, we officially launched a membership service program for small and medium-sized service providers. Our membership service program can better serve the service providers who lack content distribution capabilities and experience in operating e-commerce platforms. We provide such service providers with more exposure to our digitally-savvy end users. In addition, we have established an “Authentic Alliance” to enhance information governance on our platform to build a healthier and more regulated ecosystem. We believe we have the right strategies in place to navigate through this challenging business environment and are well positioned for healthy and sustainable growth once normal operating conditions return. Moreover, as part of the measures taken by the government to ease the negative impact from COVID-19, the mandated employee benefit plans were reduced or exempted for the fiscal year of 2020. However, failure to contain the further spread of COVID-19 may have further adverse effect on our business, financial condition and results of operations, the extent of such impact will depend on future developments, including the severity and transmission rate of the new COVID-19 variant and the extent and effectiveness of containment actions taken, which cannot be accurately predicted at this time.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Information services	415,119	67.3	833,422	72.4	962,089	147,447	74.3
Reservation services	202,107	32.7	318,215	27.6	332,899	51,019	25.7
Total Revenues	617,226	100.0	1,151,637	100.0	1,294,988	198,466	100.0

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

Cost of revenues

Cost of revenues primarily consists of payroll costs, share-based compensation expenses, event organization costs, servers costs, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business.

Gross profit and gross margin

The following table sets forth our gross profit and gross margin for the years presented:

	For the Year Ended December 31,
	2018	2019	2020

	(in thousands, except for percentages)
Gross profit	RMB525,663	RMB953,007	RMB1,082,782	US$165,944
Gross margin	85.2%	82.8%	83.6%	83.6%

Operating expenses

We classify our operating expenses into three categories: sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the break-down of our total operating expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	306,360	49.6	470,033	40.8	726,297	111,310	56.1
General and administrative expenses	75,442	12.2	160,531	13.9	183,987	28,197	14.2
Research and development expenses	94,726	15.3	177,268	15.4	229,192	35,125	17.7
Total	476,528	77.1	807,832	70.1	1,139,476	174,632	88.0

Sales and marketing expenses. Sales and marketing expenses primarily consist of marketing and user acquisition activities expenses, payroll costs and share-based compensation expenses. In terms of absolute amount, we expect our sales and marketing expenses to grow in the foreseeable future.

The following table sets forth the break-down of our sales and marketing expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses
Marketing and user acquisition activities expenses	(233,010)	37.8	(347,487)	30.2	(555,260)	(85,097)	42.9
Payroll costs	(60,553)	9.8	(97,159)	8.4	(138,089)	(21,163)	10.7
Others	(12,797)	2.0	(25,387)	2.2	(32,948)	(5,050)	2.5
Total	(306,360)	49.6	(470,033)	40.8	(726,297)	(111,310)	56.1

General and administrative expenses. General and administrative expenses primarily consist of payroll costs, general office expenses, share-based compensation expenses and professional service fees.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. We had no taxable income generated from operations in Hong Kong in 2017, while we generated income from operations in 2018, 2019 and 2020. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company is not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiary, consolidated variable interest entities and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Beijing So-Young Technology Co., Ltd., one of our VIEs, was a “High and New Technology Enterprise,” or HNTE in 2017. Beijing So-Young Wanwei Technology Consulting Co., Ltd., our WFOE, was a HNTE in 2018. They were subject to the preferential tax rate of 15% in 2017 and 2018, respectively. In addition, our WFOE is qualified as a “Software Company”, and accordingly was eligible for a preferential income tax rate of 0% in 2019 and 2020, and a preferential income tax rate of 12.5% in 2021.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Information services	415,119	67.3	833,422	72.4	962,089	147,447	74.3
Reservation services	202,107	32.7	318,215	27.6	332,899	51,019	25.7
Total revenues	617,226	100.0	1,151,637	100.0	1,294,988	198,466	100.0
Cost of revenues (1)	(91,563)	(14.8)	(198,630)	(17.2)	(212,206)	(32,522)	(16.4)
Gross profit	525,663	85.2	953,007	82.8	1,082,782	165,944	83.6
Operating expenses
Sales and marketing expenses (1)	(306,360)	(49.6)	(470,033)	(40.8)	(726,297)	(111,310)	(56.1)
General and administrative expenses (1)	(75,442)	(12.2)	(160,531)	(13.9)	(183,987)	(28,197)	(14.2)
Research and development expenses (1)	(94,726)	(15.3)	(177,268)	(15.4)	(229,192)	(35,125)	(17.7)
Total operating expenses	(476,528)	(77.1)	(807,832)	(70.1)	(1,139,476)	(174,632)	(88.0)
Income/(Loss) from operations	49,135	8.1	145,175	12.6	(56,694)	(8,688)	(4.4)
Income before tax	58,254	9.4	226,459	19.7	93	15	0.0
Income tax (expenses)/benefits	(3,171)	(0.5)	(49,735)	(4.3)	4,784	733	0.4
Net income	55,083	8.9	176,724	15.3	4,877	748	0.4

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	(1,423)	(12,752)	(18,327)	(2,809)
Sales and marketing expenses	(1,018)	(8,479)	(6,711)	(1,029)
General and administrative expenses	(10,112)	(61,579)	(46,001)	(7,050)
Research and development expenses	(13,306)	(21,401)	(21,131)	(3,238)

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our revenues increased by 12.4% from RMB1,151.6 million in 2019 to RMB1,295.0 million (US$198.5 million) in 2020, primarily resulted from the expansion of our user base, the increase in user engagement and the number of paying medical service providers. Average mobile MAUs increased by 144.8% from 2.9 million in 2019 to 7.1 million in 2020. Total number of purchasing users increased by 6.0% from 567.5 thousand in 2019 to 601.8 thousand in 2020. The COVID-19 pandemic has adversely affected our business operation and has resulted in a decrease in our surgical transactions and only a slight increase in the number of our purchasing users in 2020 compared to 2019.

Our revenues from information services increased by 15.4% from RMB833.4 million in 2019 to RMB962.1 million (US$147.4 million) in 2020. This increase was primarily attributable to an increase in average revenue per medical service provider as they increasingly allocate a larger proportion of their marketing budgets to our platform.

Our revenues from reservation services increased by 4.6% from RMB318.2 million in 2019 to RMB332.9 million (US$51.0 million) in 2020. This increase was primarily attributable to the increase in the number of purchasing users from 567.5 thousand in 2019 to 601.8 thousand in 2020, which in turn drew an increasing number of medical service providers to our platform. We also expanded our reservation function in terms of types of medical aesthetic treatment available and number of medical aesthetic service providers in various cities.

Cost of revenues

Our cost of revenues increased by 6.8% from RMB198.6 million in 2019 to RMB212.2 million (US$32.5 million) in 2020. The increase was primarily due to servers cost related to online platform development. In addition, cost of revenues included share-based compensation expenses of RMB18.3 million (US$2.8 million) in 2020 compared to RMB12.8 million in 2019.

Gross profit

As a result of the foregoing, our gross profit increased by 13.6% from RMB953.0 million in 2019 to RMB1,082.8 million (US$165.9 million) in 2020. Our gross margin slightly increased from 82.8% in 2019 to 83.6% in 2020 primarily due to the increased efficiency of our operation.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 54.5% from RMB470.0 million in 2019 to RMB726.3 million (US$111.3 million) in 2020. The increase was primarily due to an increase of RMB207.8 million in expenses associated with branding and marketing activities and the increase in sales and marketing personnel headcount. Sales and marketing expenses for 2020 included share-based compensation expenses of RMB6.7 million (US$1.0 million), compared to RMB8.5 million in 2019.

General and administrative expenses. Our general and administrative expenses increased by 14.6% from RMB160.5 million in 2019 to RMB184.0 million (US$28.2 million) in 2020. The increase was primarily due to the increase in personnel related expenses and professional service fees. The increase in personnel related expenses is primarily because of an increase of RMB19.4 million on payroll costs associated with the expansion of administrative teams. The increase in professional service fees is primarily due to an increase in audit fees and recruitment fees. General and administrative expenses for 2020 included share-based compensation expenses of RMB46.0 million (US$7.1 million), compared to RMB61.6 million in 2019.

Research and development expenses. Our research and development expenses increased by 29.3% from RMB177.3 million in 2019 to RMB229.2 million (US$35.1 million) in 2020, primarily due to an increase in personnel related expenses. Our research and development expenses grew between 2019 and 2020 than in the earlier periods, primarily due to our commitment to developing our technology capacity to further enhance users’ and medical service providers’ experience on our platform. Research and development expenses for 2020 included share-based compensation expenses of RMB21.1 million (US$3.2 million), compared to RMB21.4 million in 2019.

Income/(loss) from operations

As a result of increasing our used acquisition expenses, our income from operations decreased by 139.1% from an income of RMB145.2 million in 2019 to a loss of RMB56.7 million (US$8.7 million) in 2020.

Others, net

Others, net were RMB8.9 million (US$1.4 million), compared with RMB34.8 million in the same period of 2019, primarily due to a payment from the Company’s depositary bank for the ADR program in relation to the newly issued shares upon the completion of the Company’s initial public offering in 2019 and a donation of RMB11.54 million (US$1.8 million) in 2020.

Income tax expense/(benefits)

We recorded income tax benefits of RMB4.8 million (US$0.7 million) in 2020 compared to income tax expense of RMB49.7 million in 2019. The income tax benefit was derived from a change in the preferential income tax rate of one of our subsidiaries, which resulted in a refund of RMB16.4 million for tax paid in previous periods..

Net income

As a result of the foregoing, our net income decreased by 97.2% from RMB176.7 million in 2019 to RMB4.9 million (US$0.7 million) in 2020.

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

Under ASC 606, we determine revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;
●	identification of the performance obligations in the contract;
●	determination of the transaction price, including the constraint on variable consideration;
●	allocation of the transaction price to the performance obligations in the contract; and
●	recognition of revenue when (or as) we satisfy a performance obligation.

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

We also provide other services, which are also presented under information service, primarily comprising (i) service fee for training courses provided to service providers, and (ii) service fee for offline event organization, etc. Revenue is recognized when these services are rendered. For the years ended December 31, 2018 and 2019 and 2020, the revenues derived from other services are not significant.

Barter transactions

We entered into agreements with service providers whereby we provided information service as the consideration for sharing advertising space purchased by the service providers from other third party providers. In general, the service provider would share certain percentage of the purchased advertising space with us. In exchange, we would provide the Tokens with the same value of the shared advertising space to the service provider based on the service provider’s purchase price with the third party and the shared percentage of the advertising space. Revenue from the barter transactions is recognized when information service is provided as discussed above and the expense related to the shared advertising space is recognized over the duration of display. We use the fair value of the goods or services received when measuring the non-cash consideration for information service revenue earned. We will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. We recognized revenue from barter transactions amounted to RMB15.1 million, RMB7.5 million and RMB8.8 million for the years ended December 31, 2018, 2019 and 2020, respectively. The expense recognized from barter transaction for the years ended December 31, 2018, 2019 and 2020 were RMB19.7 million, RMB6.8 million and RMB11.8 million, respectively.

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

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	2015	2016	2018	2019	2020
Risk-free interest rate(1)	2.16%	1.57% – 1.62%	2.59% – 2.93%	1.77% – 2.70%	0.62% –1.77%
Expected volatility(2)	55.00%	51.52% – 53.54%	47.40% – 50.18%	46.54% – 47.29%	47.00% – 55.00%
Expected dividend yield(3)	0.0%	0.0%	0.0%	0.0%	0.0%
Expected multiples(4)	2.2	2.2	2.2 – 2.8	2.2	2.2 – 2.8
Fair value of underlying ordinary share	US$0.43	US$1.42 - US$1.44	US$4.71 - US$10.19	US$12.32 - US$12.43	US$12.98 - US$16.13

Notes:

(1)	We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the contract term of the options.
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

Business combinations

We account for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. We recognize non-controlling interests to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to us. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of us, the non-controlling interest is classified as mezzanine equity. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss.

We apply significant judgment in determining the fair value of intangible assets and non-controlling interests in mezzanine equity as of acquisition date, which involved the use of significant estimates and assumptions with respect to the projected revenue, projected operating result, probability to meet performance conditions, royalty rate, customer attrition rate, and discount rate.

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

B.         Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash generated from operating activities	198,985	383,822	179,180	27,462
Net cash (used in)/generated from investing activities	(569,372)	(1,335,013)	123,845	18,981
Net cash provided by /(used in) financing activities	485,414	1,268,396	(5,804)	(889)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,497	20,597	(52,721)	(8,083)
Net increase in cash, cash equivalents and restricted cash	122,524	337,802	244,500	37,471
Cash, cash equivalents and restricted cash at the beginning of the period	440,859	563,383	901,185	138,113
Cash, cash equivalents and restricted cash at the end of the period	563,383	901,185	1,145,685	175,584

To date, we have financed our operating and investing activities primarily through net cash generated from operating activities and historical equity financing activities. As of December 31, 2018, 2019 and 2020, our cash, cash equivalents and restricted cash were RMB563.4 million, RMB901.2 million and RMB1.1 billion (US$175.6 million), respectively. Our cash, cash equivalents and restricted cash primarily consist of cash on hand and demand deposits.

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

As of December 31, 2020, 46.9% and 53.1% of our cash, cash equivalents and restricted cash were held in China and overseas, respectively, of which 52.9% were denominated in U.S. dollars and 47.0% were denominated in Renminbi. As of December 31, 2020, 4.6% and 95.4% of our term deposits and short-term investments were held in China and overseas, respectively, of which 4.6% were denominated in Renminbi. As of December 31, 2020, 34.5% of our cash, cash equivalents and restricted cash were held by our VIEs and its subsidiaries. Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Operating activities

Net cash generated from operating activities in 2020 was RMB179.2 million (US$27.5 million). The difference between net cash generated from operating activities and net income of RMB4.9 million (US$0.7 million) in the same period was substantially due to (i) the increase of RMB92.2 million (US$14.1 million) in share-based compensation expenses, (ii) the increase of RMB67.1 million (US$10.3 million) in accrued expenses and other current liabilities that primarily include accrued information service fees and advanced payment from users in the form of unearned reservation services fees for treatment that have not been completed, and (iii) the decrease of RMB41.5 million (US$6.4 million) in contract liabilities.

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

Investing activities

Net cash provided by investing activities in 2020 was RMB123.8 million (US$19.0 million), primarily due to the purchase of short-term investments and term deposits of RMB2,803.0 million (US$429.6 million), cash paid for long-term investments, including prepayment for new investment of RMB125 million (US$19.2 million), partially offset by proceeds from maturities of short-term investments and term deposits of RMB3,131.9 million (US$480.0 million).

Net cash used in investing activities in 2019 was RMB1,335.0 million, primarily due to purchase of short-term investments and term deposits of RMB2,997.9 million, cash paid for property and equipment and intangible assets of RMB37.5 million, and cash paid for long-term investment of RMB23.7 million, offset by proceeds from maturities of short-term investments and term deposits of RMB1,727.9 million.

Net cash used in investing activities in 2018 was RMB569.4 million, primarily due to purchase of short-term investments and term deposits of RMB1,130.2 million and cash paid for long-term investment of RMB20.7 million, offset by proceeds from maturities of short-term investments and term deposits of RMB587.6 million.

Financing activities

Net cash used in financing activities in 2020 was RMB5.8 million (US$0.9 million), primarily due to repayment of short-term borrowing of RMB6.5 million (US$1.0 million).

Net cash provided by financing activities in 2019 was RMB1,268.4 million (US$182.2 million), primarily due to net proceeds received from our initial public offering.

Net cash provided by financing activities in 2018 was RMB485.4 million, primarily due to proceeds from issuance of preferred shares, net of issuance cost.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, as well as leasehold improvements. Our capital expenditures were RMB6.4 million in 2018, RMB37.5 million in 2019 and RMB37.0 million (US$5.7 million) in 2020. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

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

F.         Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by December 31,
						2025 and
	Total	2021	2022	2023	2024	Thereafter

	(RMB in thousands)
Operating lease obligations(1)	174,292	49,376	49,610	56,638	18,668	—
Total	174,292	49,376	49,610	56,638	18,668	—

Note:

(1)	Operating lease obligations consist of the obligations under the lease agreements covering various facilities.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.         Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xing Jin	41	Co-Founder, Chairman and Chief Executive Officer
Min Yu	37	Director and Chief Financial Officer
Haipeng Zhang	50	Director
Charles Zhaoxuan Yang	37	Independent Director
Chao He	62	Independent Director
Harry Jiannan Wang	42	Independent Director
Xuejian Li	39	Chief Technology Officer
Rui Cai	37	Vice President of Commercial Products

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

Dr. Haipeng Zhang has served as our director since December 2019. Dr. Zhang served as a senior managing director and Head of Healthcare Group at CITIC Capital Partners from 2015 to 2021. Prior to joining CITIC Capital, he was the chief executive officer of China Resources Healthcare Group Limited, the general manager of the strategy management department at China Resources (Holdings) Co., Limited. Prior to that, Dr. Zhang was a partner at Mckinsey & Company and has also worked with China Merchants Holdings (International) Company Limited as the head of Internal Control and Auditing. Dr. Zhang possesses deep knowledge of the healthcare industry and currently serves on the boards of multiple companies in the healthcare industry. He received an MBA degree from Goizueta Business School at Emory University in 2000 and an M.D. degree from Peking Union Medical College in 1998.

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

Prof. Chao He has served as our independent director since May 2020. Prof. Chao He is a professor of surgical oncology in the Medical School of Zhejiang University and has over 30 years of clinical practice experience Prof. He currently serves as the director and general manager of Greentown Medical Management Company since 2021. He served as a senior vice president in WeDoctor Group and chief executive officer of WeDoctor Primary Care from 2016 to 2019. Prior to that, he was the vice general manager in healthcare affairs at Taikang Community Investment Co., Ltd. from 2014 to 2016. Prof. He practiced as a physician and also took on managerial roles in Sir Run Run Shaw Hospital, a hospital affiliated with the Medical School of Zhejiang University, in Hangzhou, Zhejiang from 1999 to 2014. He was the president of Sir Run Run Shaw Hospital from 2003 to 2013. He practiced in the First Affiliated Hospital of Zhejiang University from 1983 to 1999, where he also served as a vice president from 1993 to 1999. Prof. He received his bachelor’s degree in medicine from Zhejiang Medical University in 1982, where he also obtained his master’s degree in medicine in 1989. He received an EMBA degree from CEIBS International Business School in 2003.

Prof. Harry Jiannan Wang has served as our independent director since May 2020. Prof. Harry Jiannan Wang is a professor of management information systems in the University of Delaware and has been a member of faculty since 2006. He has approximately 15 years of research and teaching experience in artificial intelligence, business intelligence and analytics, business process management, social computing, and enterprise systems. He has collaborated with many industry partners in research projects. Prof. Wang is the chief scientist at Tezign, a creative and marketing supplier platform and data intelligence solution provider in Shanghai, from 2019. From 2018 to 2019, he served as the founding director of the U.S. Research Institute of OneConnect (NYSE: OCFT). He was a JPMorgan Chase Fellow in the Institute for Financial Services Analytics from 2014 to 2018 and was the vice president of technology in Association for Information Systems from 2015 to 2018. He is passionate about entrepreneurship and founded Conferency.com, an open-source academic conference management system in 2015. Prof. Wang obtained his bachelor’s degree in management information systems from Tianjin University in 2001 and received his doctor’s degree in management information systems from University of Arizona in 2006.

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

B.         Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of RMB5.3 million (US$0.8 million) in cash to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

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

Share Incentive Plans

Second Amended and Restated 2018 Share Plan

Our board of directors approved a Second Amended and Restated 2018 Share Plan, or the 2018 Plan, in March 2019 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The 2018 Plan supersedes all of our previously adopted share incentive plans. Under the 2018 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the 2018 Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is 596,632 Class A ordinary shares as of January 1, 2021. As of February 28, 2021, awards to purchase 4,272,670 ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Plan was 761,857 as of February 28, 2021.

The following paragraphs describe the principal terms of the 2018 Plan.

Types of awards. The 2018 Plan permits the awards of shares, options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan administration. Our board of directors or one or more committees (as may be established by our board of directors) will administer the 2018 Plan. Our board of directors or the committees, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2018 Plan or the corresponding award agreements, such as transfers by will or the laws of descent and distribution.

Termination and amendment of the 2018 Plan. Unless terminated earlier or extended pursuant to its terms, the 2018 Plan has a term of ten years. Our board of directors has the authority to terminate, amend or modify the 2018 Plan. However, no termination, amendment or modification of the 2018 Plan may adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

2021 Share Incentive Plan

Our board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards shall initially be 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of this Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by our board of directors. As of February 28, 2021, no awards have been granted and outstanding under the 2021 Plan.

The following paragraphs describe the principal terms of the 2021 Plan.

Types of awards. The 2021 Plan permits the awards of shares, options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan administration. Our board of directors or one or more committees (as may be established by our board of directors) will administer the 2021 Plan. Our board of directors or the committees, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Plan or the corresponding award agreements, such as transfers by will or the laws of descent and distribution.

Termination and amendment of the 2021 Plan. Unless terminated earlier or extended pursuant to its terms, the 2021 Plan has a term of two years. Our board of directors has the authority to terminate, amend or modify the 2021 Plan. However, no termination, amendment or modification of the 2021 Plan may adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

The following table summarizes, as of February 28, 2021, the options that have been granted under the 2018 Plan and the 2021 Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Shares	Exercise Price
Name	Underlying Options	(US$/Share)	Date of Grant	Date of Expiration
Xing Jin	1,384,615	$0.10	April 1, 2018，April 1, 2020	March 31, 2028，March 31, 2030
Min Yu	*	$0.10	October 8, 2018, May 2, 2019	October 7, 2028, May 1, 2029
Xuejian Li	*	$0.10	May 4, 2015, January 1, 2020	May 3, 2025, December 31, 2029
Rui Cai	*	$0.10	April 1, 2020	April 1, 2030
Total	2,396,922

Note:

*	Less than one percent of our total outstanding shares.

As of February 28, 2021, other employees as a group held outstanding options to purchase 2,698,826 Class A ordinary shares of our company, at a weighted average exercise price of US$0.1 per share.

C.         Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction, or proposed contract or transaction, with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

As of the date of this annual report, three out of seven of our directors meet the “independence” definition under the Nasdaq Stock Market Rules. As we are a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. For example, we may rely on the exemption from the corporate governance rule that a majority of our board of directors must be independent directors. See “Item 16G. Corporate Governance.”

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Charles Zhaoxuan Yang, Prof. Chao He and Prof. Harry Jiannan Wang. Mr. Charles Zhaoxuan Yang is the chairman of our audit committee. We have determined that Mr. Charles Zhaoxuan Yang, Prof. Chao He and Prof. Harry Jiannan Wang each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Charles Zhaoxuan Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Prof. Harry Jiannan Wang, Mr. Charles Zhaoxuan Yang and Prof. Chao He. Prof. Harry Jiannan Wang is the chairman of our compensation committee. We have determined that Prof. Harry Jiannan Wang, Mr. Charles Zhaoxuan Yang and Prof. Chao He each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Prof. Chao He, Mr. Charles Zhaoxuan Yang and Prof. Harry Jiannan Wang. Prof. Chao He is the chairman of our nominating and corporate governance committee. We have determined that Prof. Chao He, Mr. Charles Zhaoxuan Yang and Prof. Harry Jiannan Wang each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D.         Employees

We had a total of 1,564 and 1,218 employees as of December 31, 2020 and 2019, respectively. The following table gives a breakdown of our employees as of December 31, 2020, by function:

Function	Number of Employees
Platform operation and customer services	452
Sales and marketing	457
General and administrative	182
Research and development	473
Total	1,564

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of each class of our voting securities.

The calculations in the table below are based on 82,251,321 ordinary shares outstanding as of February 28, 2020, including 70,251,321 Class A ordinary shares and 12,000,000 Class B ordinary shares outstanding.

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

	Ordinary Shares Beneficially Owned
				% of
	Class A	Class B	% of total	aggregate
	ordinary	ordinary	ordinary	voting
	shares	shares	shares	power†
Directors and Executive Officers**:
Xing Jin(1)	1,192,308	12,000,000	16.0%	83.9%
Min Yu	*	—	*	*
Haipeng Zhang	—	—	—	—
Charles Zhaoxuan Yang	—	—	—	—
Chao He	—	—	—	—
Harry Jiannan Wang	*	—	*	*
Xuejian Li	*	—	*	*
Rui Cai	*	—	*	*
All Directors and Executive Officers as a Group	1,862,572	12,000,000	16.8%	84.1%

Principal Shareholders:
Beauty & Health Holdings Limited(1)	—	12,000,000	14.6%	83.6%
ATCG Holdings Limited(2)	15,722,644	—	19.1%	3.7%
Matrix Partners China III Hong Kong Limited(3)	11,963,367	—	14.5%	2.8%
Trustbridge Partners V, L.P.(4)	8,930,082	—	10.8%	2.1%
Orchid Asia entities(5)	10,646,534	—	12.9%	2.5%
Youthful Acquisition L.P.(6)	4,750,216	—	5.8%	1.1%

Notes:

*	Less than 1% of our total outstanding ordinary shares.
**

Each of Xing Jin, Min Yu, Xuejian Li, and Rui Cai’s business address is Tower E, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China. The business address of Hui Shao is Suite 1902, Fu’er Building, 9 Dongsanhuan Central Rd, Chaoyang District, Beijing, 100020, People’s Republic of China. The business address of Haipeng Zhang is Flat C, 21/F, Tower 2A, Wing at Sea, Phase IV A, No. 1 Lohas Park Road, TKO, HK. The business address of Charles Zhaoxuan Yang is NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China. The business address of Jay Wenjie Xiao is 27/F CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518052, the People’s Republic of China.

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

(1)	Represents 1,000,000 Class A ordinary shares directly held by Mr. Xing Jin and 12,000,000 Class B ordinary shares held by Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands. Beauty & Health Holdings Limited is controlled by Xing Jin through a trust and of which Mr. Jin and his family members are the beneficiaries. The registered address of Beauty & Health Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(2)	Represents 15,722,644 Class A ordinary shares in the form of ADSs held by ATCG Holdings Limited, a company incorporated in the British Virgin Islands, as reported on the Schedule 13G filed by Hui Shao and ATCG Holdings Limited on February 21, 2020. ATCG Holdings Limited is controlled by Mr. Hui Shao through a trust and of which Mr. Shao and his family members are the beneficiaries. The principal office address of Hui Shao is Tower A5, Central Park Plaza, Chaoyang District, Beijing 100026, People’s Republic of China.

(3)	Represents 11,963,367 Class A ordinary shares held by Matrix Partners China III Hong Kong Limited, a company incorporated in Hong Kong, as reported on the Schedule 13G filed by Matrix Partners China III Hong Kong Limited and affiliated parties on February 13, 2020. The registered office address of Matrix Partners China III Hong Kong Limited is Flat/Rm 1113A 11/F, Ocean Centre Harbour City, 5 Canton Road, TSIM SHA TSUI, KL, Hong Kong. Matrix Partners China III Hong Kong Limited is held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. Both Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. are managed by Matrix China III GP GP, Ltd.. Yibo Shao, a director of Matrix China III GP GP, Ltd., is deemed to have shared voting and investment power over the shares held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. The registered office address of Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(4)	Represents 8,930,082 Class A ordinary shares held by Trustbridge Partners V, L.P., a Cayman Islands limited partnership, including 3,967,873 ADSs. Trustbridge Partners V, L.P. is managed by TB Alternative Assets Ltd. The business address of TB Alternative Assets Ltd is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104.
(5)	Represents approximately 10,646,534 Class A ordinary shares that are equivalent to 13,840,494 ADSs held by Orchid Asia Entities, defined as the reporting persons of the Schedule 13D/A filed by Absolute Fortune Limited and affiliated parties on August 31, 2020. Pursuant to the Schedule 13D/A, Class A ordinary shares and/or ADSs that are equivalent to 2,616,027 ADSs were held by Absolute Fortune Limited, Class A ordinary shares and/or ADSs that are equivalent to 4,029,756 ADSs were held by Golden Horizon Limited, Class A ordinary shares and/or ADSs that are equivalent to 10,457,540 ADSs were held by Orchid Asia VII, L.P., and Class A ordinary shares and/or ADS that are equivalent to 766,927 ADSs were held by Orchid Asia VII Co-Investment, Limited. Each of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is a Cayman Islands limited company. The address of principal business office of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is c/o Vistra (Cayman) Limited P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Orchid Asia VII, L.P. is exempted limited partnership formed under the laws of the Cayman Islands. The address of principal business office of Orchid Asia VII, L.P. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(6)	Represents approximately 4,750,216 Class A ordinary shares that are equivalent to 6,175,281 ADSs held by Youthful Acquisition L.P., a Guernsey limited partnership, as reported on the Schedule 13G filed by Youthful Acquisition L.P. and affiliated parties on January 27, 2021. Youthful Acquisition L.P. is majority beneficially owned by Apax Digital L.P. and Apax Digital Co-Investment L.P. Youthful GP Co. Limited is the general partner of Youthful Acquisition L.P. and is wholly owned by Apax Digital L.P. and Apax Digital Co-Investment L.P. Apax Digital GP L.P. Inc is the general partner of each of Apax Digital L.P. and Apax Digital Co-Investment L.P. Apax Digital GP Co. Limited is the general partner of Apax Digital GP L.P. Inc. Each of Apax Digital L.P., Apax Digital Co-Investment L.P., and Apax Digital GP L.P. Inc is a Guernsey limited partnership. Each of Youthful GP Co. Limited and Apax Digital GP Co. Limited is a Guernsey limited company. The registered address of Youthful Acquisition L.P. and Youthful GP Co. Limited is P.O. Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port, GY1 3PP, Guernsey. The registered address of Apax Digital L.P., Apax Digital Co-Investment L.P., Apax Digital GP L.P. Inc and Apax Digital GP Co. Limited is 3/F, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey GY1 2HJ, Guernsey.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to thirty votes per share based on our dual class share structure. We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2019. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

To our knowledge, other than Mr. Xing Jin, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of February 28, 2021, 44,110,000 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Transactions with Medical Cosmetology

We have taken a 70% non-controlling interest in SoYoung Medical Cosmetology (Beijing) Management Consulting Co., Ltd., or Medical Cosmetology, since May 2016. We provided reservation services to Medical Cosmetology in the amount of RMB1.1 million, nil and nil in 2018, 2019 and 2020, respectively.

In the past, we have extended loans to Medical Cosmetology in the amounts of RMB2.0 million, nil and nil in 2018, 2019, and 2020, respectively. Medical Cosmetology repaid RMB2.0 million in 2018, RMB1.3 million in 2019 and nil in 2020. We had amounts due to Medical Cosmetology of RMB0.5 million, nil and nil as of December 31, 2018, December 31, 2019 and December 31, 2020, respectively.

In March 2019, Medical Cosmetology completed its liquidation.

Transactions with Beijing Mevos

We have acquired a 11.11% interest in Beijing Mevos Management Consulting Company Limited, or Beijing Mevos, since September 2018. We incurred an expense of RMB0.7 million, RMB2.1 million and RMB1.5 million (US$225 thousand) to Beijing Mevos in 2018, 2019 and 2020. As of December 31, 2020, Beijing Mevos had nil amounts due to us and we had nil amounts due to Beijing Mevos. We invested RMB5.2 million in 2018 in Beijing Mevos.

Transactions with Beijing Yicai

We have acquired a 35% interest in Beijing Yicai Health Management Consulting Co., Ltd., or Beijing Yicai, since 2019. We provided information and rental services to Beijing Yicai in the amount of nil, RMB3.1 million and RMB868 thousand (US$133 thousand) in 2018, 2019 and 2020, respectively. As of December 31, 2020, Beijing Yicai had RMB360 thousand (US$55 thousand) due to us and we had amounts due to Beijing Yicai of RMB2.1 million (US$315 thousand). We invested RMB17.5 million in 2019 in Beijing Yicai.

Transactions with Mr. Haipeng Zhang

Haipeng Zhang became our director in the fourth quarter of 2019. We entered into an agreement with Mr. Zhang with a cash consideration of RMB1.3 million to engage him as spokesman for brand promotion from September 2019 to April 2020. We have paid in full for the service and recognized advertising expense of RMB613 thousand and RMB613 thousand for the year ended December 31, 2019 and the year ended December 31, 2020, respectively.

Transactions with Chengdu Zhisu

We have acquired a 16% interest in Chengdu Zhisu Medical Management Company Limited, or Chengdu Zhisu, since 2018. We provided information and reservation services to Chengdu Zhisu in the amount of RMB60 thousand, RMB3.1 million and RMB4.0 million (US$617 thousand) in 2018, 2019 and 2020, respectively. Chengdu Zhisu repaid RMB 5.0 million (US$766 thousand) loan to us in 2020. As of December 31, 2020, Chengdu Zhisu had nil amounts due to us and we had amount of RMB 168 thousand (US$26 thousand) due to Chengdu Zhisu. We invested RMB4 million in 2018 and further invested RMB4.3 million in 2019 in Chengdu Zhisu.

Transactions with Xingying

We acquired a 10% interest in Shanghai Xingying Medical Technology Co., Ltd., or Xingying in 2016. We provided information and reservation services to Xingying in the amount of RMB50 thousand, RMB1 million and RMB1.1 million (US$173 thousand) in 2018, 2019 and 2020, respectively.

Transactions with Beijing Sharing New Medical

We acquired a 49% interest in Beijing Sharing New Medical Technology Co., Ltd. in October 2019. We offered loan to Beijing Sharing New Medical in the amount of RMB 16.9 million (US$2.6 million) and Beijing Sharing New Medical repaid RMB 9.7 million (US$1.5 million) in 2020, related loan interest for the year 2020 is RMB 234 thousand (US$36 thousand). We invested RMB13.475 million in 2019 in Beijing Sharing New Medical.

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

B.            Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association that we have adopted and of the Companies Act, insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.5 to this Annual Report on Form 20-F is incorporated herein by reference.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares which are cast at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares which are cast at the meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Stock Market LLC may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by a special resolution of our shareholders. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association and any special resolutions passed by our company, and the registers of mortgages and charges of our company).

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Financial Secretary of the Cayman Islands as to tax concessions under the Tax Concessions Act (As Revised). In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary has undertaken with our company:

●	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and
●	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)	on or in respect of the shares, debentures or other obligations of our company; or
(ii)	by way of the withholding, in whole or part, of any relevant payment as defined in the Tax Concessions Acts (As Revised).

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

If the PRC tax authorities determine that So-Young International Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of So-Young International Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that So-Young International Inc. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident nterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	individual retirement accounts or other tax-deferred accounts;
●	persons liable for alternative minimum tax;
●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our ADSs or ordinary shares (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat our VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs (and their subsidiaries) for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs (and their subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets, and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or any future taxable year. While we do not expect to be or become a PFIC for the current taxable year or any future taxable year, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Market Risks

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We currently use structured investment products to hedge exposure to exchange rate risks. Such products reduce, but do not entirely eliminate the effect of foreign currency exchange rate movements on our cash, cash equivalents and restricted cash in foreign currencies. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

As of December 31, 2020, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB537.2 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a decrease of US$9.1 million in cash, cash equivalents and restricted cash. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in an increase of US$7.5 million in cash, cash equivalents and restricted cash.

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

● To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
● Distribution of cash dividends	Up to US$0.05 per ADS held
● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
● Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in the Cayman Islands (i.e., upon deposit and withdrawal of shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

The fees and charges holders of our ADSs may be required to pay may vary over time and may be changed by us and by the depositary bank

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2020, we received US$nil million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from May 1, 2019, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2020, we invested US$429 million of the net proceeds from our initial public offering in wealth management products and deposited the rest in interest-bearing bank accounts. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in technology and research and development and enhance our content offering, and for brand promotion and user acquisition efforts and horizontal and vertical business expansions, and for general corporate purposes and working capital needs and potential strategic investments and acquisitions.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2020. Our management has excluded Shanghai Leya Health Technology Co., LTD (“Leya”) from our assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by us in a business combination during 2020. The total assets and total revenues of Leya excluded from our management’s assessment represent less than 1% of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

As of December 31, 2020, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we concluded that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements for the years ended December 31, 2018 and 2019 has been remediated.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control over financial reporting identified as of December 31, 2019 was that we did not have sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address complex U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the Securities and Exchange Commission, or the SEC.

We have implemented a number of measures to address the material weakness that was identified. We hired additional qualified financial and accounting personnel with working experience with U.S. GAAP and SEC reporting requirements. We have also established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we have developed and implemented a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements and have established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2019	2020

	(in thousands of RMB)
Audit fees(1)	18,200	12,070
Audit-related fees(2)	1,100	265
Tax fees(3)	312	429
Other fees(4)	—	468

Notes:

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2019.
(2)	“Audit-related fees” represent the aggregate fees for services rendered by our independent registered public accounting firm for assistance in documenting internal control policies and procedures over financial reporting.
(3)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.
(4)	“Other fees” represent the aggregate fees incurred in each of the fiscal years listed for services rendered by our principal auditors excluding services reported under “Audit fees,” “Audit-related fees” and “Tax fees”.

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

For example, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2020. We may, however, hold annual shareholders meetings in the future.

Further, we also rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Xing Jin beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and currently rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Currently, the majority of the members of our board of directors are not independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the shareholder approval for the adoption of our 2021 Share Incentive Plan.

We may continue to rely on these or other exemptions in the future, and our shareholders may be afforded less protection than shareholders of companies that are subject to these corporate governance requirements as a result. See “Item 3. Key Information —D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance listing standards” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

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

2.5	Description of securities (incorporated herein by reference to Exhibit 2.5 to the Form F-20 filed on April 27, 2020 (File No. 20817110))

4.1	Second Amended and Restated 2018 Share Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.2*	2021 Share Incentive Plan

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on April 8, 2019 (File No. 333230760))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.5	Form of Director Service Agreement between the Registrant and its independent directors (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.6

English translation of the executed form of the power of attorney among Beijing Wanwei and shareholders of Beijing So-Young, as currently in effect, and a schedule of all executed shareholders’ power of attorney adopting the same form (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.7

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Xing Jin and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.8

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Hui Shao and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.9

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Tao Yu and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.10

English translation of the executed exclusive business cooperation agreement among Beijing Wanwei and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.11

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Xing Jin and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.12

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Hui Shao and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.13

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Tao Yu and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.14

English translation of the executed form of spousal consent letter by the spouses of shareholders of Beijing So-Young, as currently in effect, and a schedule of all spousal consent letters adopting the same form (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on April 8, 2019 (File No. 333230760))

4.15

English translation of the executed form of the power of attorney among Beijing Wanwei and shareholders of Beijing Chiyan, as currently in effect, and a schedule of all executed shareholders’ power of attorney adopting the same form (incorporated herein by reference to Exhibit 4.14 to the Form F-20 filed on April 27, 2020 (File No. 20817110))

4.16

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Xing Jin and Beijing Chiyan dated September 4, 2019, as currently in effect (incorporated herein by reference to Exhibit 4.15 to the Form F-20 filed on April 27, 2020 (File No. 20817110))

4.17

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Tao Yu and Beijing Chiyan dated September 4, 2019, as currently in effect (incorporated herein by reference to Exhibit 4.16 to the Form F-20 filed on April 27, 2020 (File No. 20817110))

4.18

English translation of the executed exclusive business cooperation agreement among Beijing Wanwei and Beijing Chiyan dated September 4, 2019, as currently in effect (incorporated herein by reference to Exhibit 4.17 to the Form F-20 filed on April 27, 2020 (File No. 20817110))

4.19

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Xing Jin and Beijing Chiyan dated September 4, 2019, as currently in effect (incorporated herein by reference to Exhibit 4.18 to the Form F-20 filed on April 27, 2020 (File No. 20817110))

4.20

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Tao Yu and Beijing Chiyan dated September 4, 2019, as currently in effect (incorporated herein by reference to Exhibit 4.19 to the Form F-20 filed on April 27, 2020 (File No. 20817110))

4.21

English translation of the executed form of spousal consent letter by the spouses of shareholders of Beijing Chiyan, as currently in effect, and a schedule of all spousal consent letters adopting the same form (incorporated herein by reference to Exhibit 4.20 to the Form F-20 filed on April 27, 2020 (File No. 20817110))

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of CM Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

So-Young International Inc.

	By:	/s/ Xing Jin
		Name:	Xing Jin
		Title:	Chairman of the Board of Directors
and Chief Executive Officer

Date: April 30, 2021

SO-YOUNG INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of So-Young International Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of So-Young International Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current expected credit losses on certain financial instruments in 2020 and the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Shanghai Leya Health Technology Co., LTD (“Leya”) from its assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by the Company in a purchase business combination during 2020. We have also excluded Leya from our audit of internal control over financial reporting. The total assets and total revenues of Leya excluded from management’s assessment and our audit of internal control over financial reporting represent less than 1% of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

A significant acquisition of Leya

As described in Note 5 to the consolidated financial statements, the Group acquired 63.37% of the ordinary shares of Leya for total cash consideration of RMB41.8 million on October 20, 2020 and the assets acquired and liabilities assumed were recorded at fair value as of the transaction date, including technology of RMB2.5 million and customer relationship of RMB18.0 million which were recognized as intangible assets. The remaining ordinary shares of Leya held by other parties were contingently redeemable by the Group upon satisfaction of certain performance conditions for Leya, and were recognized as redeemable non-controlling interests in mezzanine equity at its fair value of RMB24.1 million as of the acquisition date. Management applied significant judgment in determining the fair value of intangible assets and non-controlling interests in mezzanine equity, which involved the use of significant estimates and assumptions with respect to the projected revenue, projected operating result, probability to meet performance conditions, royalty rate, customer attrition rate, and discount rate.

The principal considerations for our determination that performing procedures relating to the acquisition of Leya is a critical audit matter are that there was a high degree of auditor judgment and subjectivity in applying procedures relating to the fair value measurement of intangible assets acquired and non-controlling interests in mezzanine equity as of the acquisition date due to the significant judgment applied by management when developing the estimates. This in turn led to significant audit effort in performing procedures and evaluating the significant assumptions relating to the estimates, including projected revenue, projected operating result, probability to meet performance conditions, royalty rate, customer attrition rate, and discount rate. The audit effort also involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to acquisition accounting, including controls over management’s valuation of these intangible assets and non-controlling interests in mezzanine equity and controls over development of the assumptions used for the valuation, including projected revenue, projected operating result, probability to meet performance conditions, royalty rate, customer attrition rate, and discount rate. These procedures also included, among others, reading the purchase agreement and testing management’s process to estimate the fair value of these intangible assets and non-controlling interest in mezzanine equity. The testing of management’s process included (i) evaluating the appropriateness of the valuation method used, (ii) testing the completeness, accuracy and relevance of underlying data used in the valuation, and (iii) evaluating the reasonableness of the significant assumptions, which involved considering the past performance of the acquired business and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of valuation method used by management and certain significant assumptions, including the discount rate, royalty rate and customer attrition rate.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 30, 2021

We have served as the Company’s auditor since 2018.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	884,676	1,127,055	172,729
Restricted cash and term deposits	16,509	21,865	3,352
Trade receivables	26,110	52,871	8,103
Receivables from online payment platforms	13,429	16,182	2,480
Amounts due from related parties	5,815	7,764	1,190
Term deposits and short-term investments	1,942,860	1,527,088	234,036
Prepayment and other current assets	67,628	43,190	6,619
Total current assets	2,957,027	2,796,015	428,509
Non-current assets:
Long-term investments	45,980	166,100	25,456
Intangible assets	726	60,029	9,200
Goodwill	—	48,500	7,433
Property and equipment, net	32,341	29,830	4,572
Deferred tax assets	35,208	55,520	8,509
Operating lease right-of-use assets	144,488	120,140	18,412
Other non-current assets	14,184	15,878	2,433
Total non-current assets	272,927	495,997	76,015
Total assets	3,229,954	3,292,012	504,524
Liabilities

Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB405,701 and RMB487,937 as of December 31, 2019 and 2020, respectively):

Taxes payable	65,605	60,070	9,207
Contract liabilities	93,725	135,385	20,749
Salary and welfare payables	100,676	95,758	14,676
Amounts due to related parties	2,620	2,404	368
Accrued expenses and other current liabilities	166,088	237,785	36,442
Operating lease liabilities-current	37,799	39,468	6,049
Total current liabilities	466,513	570,870	87,491

Non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB120,733 and RMB67,137 as of December 31, 2019 and 2020, respectively):

Operating lease liabilities-non current	120,803	93,044	14,260
Deferred tax liabilities	—	8,522	1,306
Total non-current liabilities	120,803	101,566	15,566
Total liabilities	587,316	672,436	103,057
Contingencies and Commitment (see Note 18)

Mezzanine Equity
Redeemable non-controlling interests	—	23,205	3,556
Total Mezzanine Equity	—	23,205	3,556

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
Shareholders’ equity:
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31,2019 and 2020; 69,371,718 and 70,212,159 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	221	224	34
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2019 and 2020; 12,000,000 shares issued and outstanding as of December 31, 2019 and 2020)	37	37	6
Additional paid-in capital	2,799,336	2,892,268	443,259
Statutory reserve	10,562	10,562	1,619
Accumulated deficit	(259,251)	(254,228)	(38,962)
Accumulated other comprehensive income/(loss)	91,733	(52,492)	(8,045)
Total shareholders’ equity	2,642,638	2,596,371	397,911
Total liabilities, mezzanine equity and shareholders’ equity	3,229,954	3,292,012	504,524

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Revenues
Information services	415,119	833,422	962,089	147,447
Reservation services	202,107	318,215	332,899	51,019
Total revenues	617,226	1,151,637	1,294,988	198,466
Cost of revenues	(91,563)	(198,630)	(212,206)	(32,522)
Gross profit	525,663	953,007	1,082,782	165,944
Operating expenses:
Sales and marketing expenses	(306,360)	(470,033)	(726,297)	(111,310)
General and administrative expenses	(75,442)	(160,531)	(183,987)	(28,197)
Research and development expenses	(94,726)	(177,268)	(229,192)	(35,125)
Total operating expenses	(476,528)	(807,832)	(1,139,476)	(174,632)
Income/(loss) from operations	49,135	145,175	(56,694)	(8,688)
Other income/(expenses):
Investment income	5,256	8,698	13,599	2,084
Interest income	10,881	45,045	39,669	6,080
Exchange losses	(8,008)	(3,235)	(1,118)	(171)
Impairment of long-term investment	—	(4,000)	—	—
Share of losses of equity method investee	—	—	(4,279)	(656)
Others, net	990	34,776	8,916	1,366
Income before tax	58,254	226,459	93	15
Income tax (expenses)/benefits	(3,171)	(49,735)	4,784	733
Net income	55,083	176,724	4,877	748
Net loss attributable to non-controlling interests	—	—	930	143
Net income attributable to So-Young International Inc.	55,083	176,724	5,807	891
Accretions of convertible redeemable preferred shares to redemption value	(104,211)	(50,219)	—	—
Net (loss)/income attributable to ordinary shareholders of the Company	(49,128)	126,505	5,807	891
Net income	55,083	176,724	4,877	748
Other comprehensive income/(1oss):
Foreign currency translation adjustment	34,439	55,335	(144,225)	(22,103)
Total other comprehensive income/(loss)	34,439	55,335	(144,225)	(22,103)

Total comprehensive income/(loss)	89,522	232,059	(139,348)	(21,355)
Comprehensive loss attributable to non-controlling interests	—	—	930	143
Comprehensive income (loss) attributable to So-Young International Inc.	89,522	232,059	(138,418)	(21,212)
Accretions of convertible redeemable preferred shares to redemption value	(104,211)	(50,219)	—	—
Comprehensive (loss)/income attributable to ordinary shareholders of the Company	(14,689)	181,840	(138,418)	(21,212)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Net (loss)/earnings per ordinary share
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - basic	(2.00)	2.13	0.07	0.01
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - diluted	(2.00)	2.00	0.07	0.01
Weighted average number of ordinary shares used in computing (loss)/earnings per share, basic*	24,555,427	59,357,935	81,534,991	81,534,991
Weighted average number of ordinary shares used in computing (loss)/earnings per share, diluted*	24,555,427	63,309,091	83,781,406	83,781,406
Net (loss)/earnings per ADS
Net (loss)/earnings per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(1.54)	1.64	0.05	0.01
Net (loss)/earnings per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(1.54)	1.54	0.05	0.01
Share-based compensation expenses included in:
Cost of revenues	(1,423)	(12,752)	(18,327)	(2,809)
Sales and marketing expenses	(1,018)	(8,479)	(6,711)	(1,029)
General and administrative expenses	(10,112)	(61,579)	(46,001)	(7,050)
Research and development expenses**	(13,306)	(21,401)	(21,131)	(3,238)
*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.
**

The amount for the year ended December 31, 2018 included share-based compensation expenses of RMB11,587 related to the Series E convertible redeemable preferred shares re-designation. Please refer to Note 14 for details.

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands, except for share and per share data)

									Accumulated
									other	Total
			Class A		Class B		Additional	Accumulated	comprehensive	Shareholders’
	Ordinary shares		Ordinary shares		Ordinary shares		paid-in capital	deficit	income	deficit
		Amount		Amount		Amount
	Shares	RMB	Shares	RMB	Share	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	26,882,387	83	—	—	—	—	—	(169,005)	1,959	(166,963)
Net income	—	—	—	—	—	—	—	55,083	—	55,083
Share-based compensation expenses	—	—	—	—	—	—	14,272	—	—	14,272
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(14,272)	(89,939)	—	(104,211)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	34,439	34,439
Re-designation of ordinary shares into Series D convertible redeemable preferred shares (see Note 14)	(1,692,266)	(5)	—	—	—	—	—	(64,801)	—	(64,806)
Re-designation of ordinary shares into Series E convertible redeemable preferred shares (see Note 14)	(1,899,181)	(6)	—	—	—	—	—	(125,377)	—	(125,383)
Re-designation of ordinary shares into Class A ordinary shares (see Note 14)	(12,000,000)	(37)	12,000,000	37	—	—	—	—	—	—
Re-designation of ordinary shares into Class B ordinary shares (see Note 14)	(11,290,940)	(35)	—	—	11,290,940	35	—	—	—	—
Balance as of December 31, 2018	—	—	12,000,000	37	11,290,940	35	—	(394,039)	36,398	(357,569)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

								Accumulated
								other	Total
	Class A Ordinary		Class B Ordinary		Additional	Accumulated	Statutory	comprehensive	Shareholders’
	shares		shares		paid-in capital	deficit	Reserve	income	(deficit)/equity
		Amount		Amount
	Shares	RMB	Share	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	12,000,000	37	11,290,940	35	—	(394,039)	—	36,398	(357,569)
Net income	—	—	—	—	—	176,724	—	—	176,724
Statutory reserves	—	—	—	—	—	(10,562)	10,562	—	—
Share-based compensation expenses	—	—	—	—	104,211	—	—	—	104,211
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(18,845)	(31,374)	—	—	(50,219)
Re-designation of ordinary shares immediately prior to the completion of IPO (see Note 14)	(709,060)	(2)	709,060	2	—	—	—	—	—
Issuance of Class A ordinary shares upon the completion of the initial public offering (“IPO”), net of issuance cost of RMB29,655 (see Note 14)	11,500,000	39	—	—	1,266,538	—	—	—	1,266,577
Conversion of convertible redeemable preferred shares upon IPO (see Note 15)	43,822,455	140	—	—	1,446,028	—	—	—	1,446,168
Issuance of Class A ordinary shares from exercise of share options (see Note 16)	2,008,323	7	—	—	1,404	—	—	—	1,411
Foreign currency translation adjustment	—	—	—	—	—	—	—	55,335	55,335
Balance as of December 31, 2019	68,621,718	221	12,000,000	37	2,799,336	(259,251)	10,562	91,733	2,642,638

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

								Accumulated
								other	Total
	Class A		Class B		Additional	Accumulated	Statutory	comprehensive	Shareholders’
	Ordinary shares		Ordinary shares		paid-in capital	deficit	Reserve	income/(loss)	equity
		Amount		Amount
	Shares	RMB	Share	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	68,621,718	221	12,000,000	37	2,799,336	(259,251)	10,562	91,733	2,642,638
Net income attributable to So-Young International Inc.	—	—	—	—	—	5,807	—	—	5,807
Impact of adoption of credit loss guidance	—	—	—	—	—	(784)	—	—	(784)
Share-based compensation expenses	—	—	—	—	92,170	—	—	—	92,170
Issuance of Class A ordinary shares from exercise of share options (see Note 16)	1,090,441	3	—	—	762	—	—	—	765
Foreign currency translation adjustment	—	—	—	—	—	—	—	(144,225)	(144,225)
Balance as of December 31, 2020	69,712,159	224	12,000,000	37	2,892,268	(254,228)	10,562	(52,492)	2,596,371

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net income	55,083	176,724	4,877	748
Depreciation of property and equipment and amortization of intangible assets	1,666	6,129	14,087	2,159
Impairment of long-term investment (see Note 6)	—	4,000	—	—
Impairment of property and equipment	—	689	—	—
Impairment of other current assets	—	1,991	—	—
Loss on disposal of property and equipment	124	—	—	—
Expected credit losses	—	—	6,305	966
Share-based compensation expenses	25,859	104,211	92,170	14,126
Lease expense to reduce right-of-use assets	—	33,095	31,990	4,903
Share of losses of equity method investee	—	—	4,279	656
Exchange losses	8,008	3,235	1,118	171
Deferred income tax	(21,784)	(4,314)	(21,364)	(3,274)
Accrued investment income of short-term investments	(747)	2,298	(6,374)	(977)
Loan loss recovery	—	(1,314)	—	—
Changes in operating assets and liabilities:
Trade receivables	(3,890)	(15,637)	(32,596)	(4,995)
Receivables from online payment platforms	(3,113)	(3,459)	(2,753)	(422)
Prepayment and other current assets	(33,355)	(19,678)	24,270	3,720
Other non-current assets	—	(14,184)	(1,694)	(260)
Contract liabilities	70,959	(23,242)	41,459	6,354
Taxes payable	31,675	26,589	(4,875)	(747)
Salary and welfare payables	29,169	29,190	(5,341)	(819)
Amounts due (from)/to related parties	75	1,730	5	1
Operating lease liabilities	—	(23,233)	(33,518)	(5,137)
Accrued expenses and other liabilities	39,256	99,002	67,135	10,289
Net cash generated from operating activities	198,985	383,822	179,180	27,462
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(6,408)	(37,544)	(36,962)	(5,665)
Purchase of short-term investments and term deposits	(1,130,177)	(2,997,928)	(2,802,999)	(429,578)
Proceeds from maturities of short-term investments and term deposits	587,576	1,727,870	3,131,878	479,981
Cash paid for long-term investments, including prepayment for new investment	(20,650)	(23,725)	(125,000)	(19,157)
Proceeds from disposal of property and equipment	287	—	10	2
Acquisition of subsidiaries, net of cash acquired	—	—	(40,911)	(6,270)
Loans advanced to related party (see Note 19)	(2,000)	(5,000)	(16,889)	(2,588)
Proceeds from repayment of the loans advances to related party (see Note 19)	2,000	1,314	14,718	2,256
Net cash (used in)/provided by investing activities	(569,372)	(1,335,013)	123,845	18,981

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	485,414	—	—	—
Proceeds from initial public offering, net of issuance cost	—	1,266,577	—	—
Repayment of short-term borrowing	—	—	(6,500)	(996)
Proceeds from exercise of share options	—	1,819	696	107
Net cash provided by/(used in) financing activities	485,414	1,268,396	(5,804)	(889)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,497	20,597	(52,721)	(8,083)
Net increase in cash, cash equivalents and restricted cash	122,524	337,802	244,500	37,471
Cash, cash equivalents and restricted cash at the beginning of the year	440,859	563,383	901,185	138,113
Cash, cash equivalents and restricted cash at the end of the year	563,383	901,185	1,145,685	175,584
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	(243)	(38,112)	(24,070)	(3,689)
Non-cash investing and financing activities:
Accretions of convertible redeemable preferred shares to redemption value	104,211	50,219	—	—
Conversion of convertible redeemable preferred shares upon IPO (see Note 15)	—	1,446,168	—	—
Issuance of convertible redeemable preferred shares by re-designation of ordinary shares (see Note 14)	201,776	—	—	—
Cancellation of ordinary shares and deemed dividend upon the re-designation of ordinary shares (see Note 14)	190,189	—	—	—
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	563,383	884,676	1,127,055	172,729
Restricted cash	—	16,509	18,630	2,855
Total cash, cash equivalents and restricted cash	563,383	901,185	1,145,685	175,584

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities

(a) Principal activities and reorganization

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

As of December 31, 2020, the Company’s major subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

		Percentage of
	Place and year of	direct or indirect
	incorporation or	economic
	year of acquisition	ownership	Principal activities
Subsidiaries
So-Young Hong Kong Limited (“So-Young HK”)	Hong Kong, 2014	100%	Investment holding
So-Young High Tech Korea Co., Ltd.	Korea, 2014	100%	Technology advisory services
Beijing So-Young Wanwei Technology Consulting Co., Ltd. (“So-Young Wanwei”)	the PRC, 2014	100%	Management consulting services
So-Young (China) Network Technology Co., Ltd. ("So-Young China")	the PRC, 2018	100%	Management consulting services

VIEs
Beijing So-Young Technology Co., Ltd. (“Beijing So-Young”)	the PRC, 2013	100%	Internet information and technology advisory services
Beijing Chiyan Medical Beauty Consulting Co., Ltd. ("Chiyan Beijing")	the PRC, 2019	100%	Internet information and technology advisory services

VIE’s Subsidiaries
Beijing So-Young Souyang Investment and Management Co., Ltd.	the PRC, 2016	100%	Management consulting services
Beijing Meifenbao Technology Co., Ltd.	the PRC, 2016	100%	Technology advisory services
Beijing So-Young Qingyang Medical Instrument Co., Ltd.	the PRC, 2017	100%	Sales of medical equipment
Beijing Shengshi Meiyan Culture Co., Ltd.	the PRC, 2018	100%	Internet culture services
Jinbaoxin Shenzhen Insurance Brokers Co., Ltd. (“Jinbaoxin”)	the PRC, 2020	100%	Technology advisory services
Shanghai Leya Health Technology Co., Ltd. (“Leya”)	the PRC, 2020	63.37%	Technology advisory services

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(a) Principal activities and reorganization (Continued)

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries

As of December 31, 2020, the Company, through the WFOE, entered into the following contractual arrangements with the VIEs and its shareholders that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the Company is the ultimate primary beneficiary of the VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

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

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

Exclusive business cooperation agreements.   The VIEs have entered into an exclusive technical development, consultation and service agreement with the WFOE, pursuant to which the WFOE provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIEs to the WFOE. The VIEs have incurred RMB194,811, RMB436,321 and RMB362,736 service fee to the WFOE for the years ended December 31, 2018, 2019 and 2020, respectively.

iii) Risks in relation to VIE structure

The Company believes that the contractual arrangements between the WFOE and its VIEs and its respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the WFOE’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and the VIEs;
●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and the VIEs;
●	limit the Group’s business expansion in China;
●	impose fines or other requirements with which the Company’s PRC subsidiaries and the VIEs may not be able to comply;
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business; or
●	require the Company or the Company’s PRC subsidiaries or the VIEs to restructure the relevant ownership structure or operations.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its shareholders and it may lose the ability to receive economic benefits from the VIEs, if any. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote.

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

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

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

There is substantial uncertainty with respect to the final content, interpretation, adoption timeline and effective date of the 2015 Draft FIL and/or the 2018 Draft FEIL. In the event that the Group’s variable interest entity contractual arrangements under which the Group operates its business were not treated as a domestic investment and its operations are classified in the “restricted” or “prohibited” industry in the “negative list” under the 2015 Draft FIL or the 2018 Draft FEIL when officially enacted, the Group might be required to obtain market entry clearance. If the restrictions and prohibitions on FIE included in the Draft FIE Law are enacted and enforced in their current form, the Group’s ability to use the contractual arrangements with its VIEs and the Group’s ability to conduct business through the VIEs could be severely limited For example, the National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 26, 2019, effective from January 1, 2020. The MOFCOM and the State Administration for Market Regulation jointly issued the Measures for Reporting of Foreign Investment Information on December 30, 2019, effective from January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Implementation Regulations are new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

The following consolidated financial information of the VIEs and its subsidiaries taken as a whole as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 was included in the consolidated financial statements of the Group. Transactions between the VIEs and its subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2019	2020
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	251,023	374,132
Restricted cash and term deposits	16,509	21,865
Trade receivables	26,110	52,871
Receivables from online payment platforms	13,429	16,182
Short-term investments and term deposit	120,876	70,000
Amounts due from related parties	5,921	17,206
Prepayment and other current assets	50,464	42,918
Total current assets	484,332	595,174
Non-current assets:
Long-term investments	41,788	158,509
Intangible assets	703	60,009
Goodwill	—	48,500
Property and equipment, net	31,489	29,396
Deferred tax assets	34,199	44,828
Operating lease right-of-use assets	144,071	70,911
Other non-current assets	14,184	9,448
Total non-current assets	266,434	421,601
Total assets	750,766	1,016,775
Liabilities
Current liabilities:
Taxes payable	51,562	49,899
Contract liabilities	93,725	135,385
Salary and welfare payables	57,016	48,560
Amounts due to related parties	95,259	308,971
Accrued expenses and other current liabilities	163,277	226,890
Operating lease liabilities	37,501	24,799
Total current liabilities	498,340	794,504
Operating lease liabilities-non current	120,733	58,615
Deferred tax liabilities	—	8,522
Amounts due to related parties	137,372	13,443
Total non-current liabilities	258,105	80,580
Total liabilities	756,445	875,084

Mezzanine equity	—	23,205

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Total revenues	617,226	1,151,637	1,294,888
Net loss	(2,372)	(291)	(23,673)
Net cash flows generated from operating activities	122,783	161,084	279,733
Net cash used in investing activities	(6,637)	(115,497)	(148,003)
Net cash used in financing activities	—	(6,283)	(6,500)
Net increase in cash, cash equivalents and restricted cash	116,146	39,304	125,230

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB4,547 and RMB4,547 as of December 31, 2019 and 2020, respectively. As the respective VIEs and its subsidiaries are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Liquidity

The Group had net income of RMB55,083 RMB176,724 and RMB4,877 for the years ended December 31, 2018, 2019 and 2020, respectively. Net cash generated from operating activities was RMB198,985, RMB383,822 and RMB179,180 for the years ended December 31, 2018, 2019 and 2020, respectively. Accumulated deficit was RMB259,251 and RMB254,228 as of December 31, 2019 and 2020, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors through the issuance of convertible redeemable preferred shares. Refer to Note 15 for details of the Group’s convertible redeemable preferred shares financing activities. In 2019, the Group has completed its IPO in Nasdaq Global Market, and raised US$187.5 million (RMB1,267 million), net of issuance costs.

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

Significant accounting estimates include, but are not limited to, assessment for the impairment of long-term investments and goodwill, valuation allowance of deferred tax assets, estimated useful life of intangible assets, fair value of intangible assets acquired and non-controlling interests with respect to business combination, provision for loss contingencies and the discount rate used to determine the present value of lease payments. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(d) Functional currency and foreign currency translation (Continued)

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss).

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange losses in the consolidated statements of comprehensive income/(loss).

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2020, or at any other rate.

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

(f) Fair value measurements (Continued)

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

Financial assets and liabilities of the Group primarily consist of cash, cash equivalents and restricted cash and term deposit, term deposits and short-term investments, trade receivables, amounts due from/to related parties and receivables from online payment platforms. As of December 31, 2019 and 2020, the carrying values of cash, cash equivalents and restricted cash and term deposit, term deposits, trade receivables, amounts due from/to related parties and receivables from online platforms are approximated to the fair values due to their short-term nature. Investments under the measurement alternative method and equity method are reviewed periodically for impairment using fair value measurement which requires significant unobservable inputs (Level 3).

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

(i) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive income/(loss) during the years presented. The Group’s term deposits were RMB1,520,812 and RMB963,911 as of December 31, 2019 and 2020, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(j) Current Expected Credit losses

Prior to January 1, 2020, the Group monitors the collection of its receivables and records allowance for specifically identified non-recoverable amounts. If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible.

Starting from January 1, 2020, the Group adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative-effect increase of approximately RMB784 recorded in accumulated deficit.

The Group’s trade receivables and other receivables recorded in prepayments and other current assets are within the scope of ASC Topic 326.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption.

The Group recorded a provision for current expected credit loss. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2020:

For the Year
Ended December 31,
2020
RMB
Beginning balance prior to ASC 326	—
Impact of adoption	784
Beginning balance	784
Provisions	6,305
Ending balance	7,089

(k) Investments

Short-term investments mainly include investments in financial instruments with a variable interest rate. In accordance with ASC 825—”Financial Instruments”, for investments in financial instruments with a variable interest rate indexed to time float, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as other income/(expenses).

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

(k) Investments (Continued)

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

Management regularly evaluates the equity investments for impairment based on performance and financial position of the investees as well as other evidence of market value. Such evaluation includes, but not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income/(loss) equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting year for which the assessment is made. The fair value would then become the new cost basis of investment.

Nil, RMB4,000 and nil impairment losses were recognized for the years ended December 31, 2018, 2019 and 2020.

(l) Business combination and goodwill

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss).

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. Consolidated net loss on the consolidated statements of comprehensive income/(loss) includes the net loss attributable to non-controlling interests and mezzanine equity holders when applicable. Net loss attributable to mezzanine equity holders is included in net loss attributable to non-controlling interests on the consolidated statements of comprehensive income/(loss), while it is excluded from the consolidated statements of changes in shareholders’ (deficit)/equity. For the years ended December 31, 2018, 2019 and 2020, net loss attributable to mezzanine equity holders amounted to nil, nil and RMB930, respectively. The cumulative results of operations attributable to non-controlling interests are also recorded as redeemable non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(l) Business combination and goodwill (Continued)

Goodwill represents the excess of the total cost of the acquisition, the fair value of any non-controlling interests and the acquisition date fair value of any previously held equity interest in the acquiree over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and the VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.

(m) Assets acquisition

When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s books. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

(n) Intangible assets

Intangible assets purchased and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets are primarily trade names. Separately identifiable intangible assets arising from acquisitions consist of insurance broker license, technology and customer relationships. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2018, 2019 and 2020. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Technology and Customer relationship	7-8 years
License, Trade names and others	10 years

(o) Property and equipment, net

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(p) Impairment of long-lived assets other than goodwill

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

(q) Leases

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

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right of use(“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease terms are determined after taking into account of rental escalation clauses, renewal options and/or termination options, if any. Lease expense is recorded in the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease term.

Upon adoption, the Group as the lessee of operating leases recognized ROU assets and lease liabilities(including current and non-current) for operating leases of approximately RMB191,236 and RMB195,563, respectively, without any impact on the shareholder’s equity, as of January 1, 2019.

(r) Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” (ASC 606) for all years presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;
●	identification of the performance obligations in the contract;
●	determination of the transaction price, including the constraint on variable consideration;
●	allocation of the transaction price to the performance obligations in the contract; and
●	recognition of revenue when (or as) we satisfy a performance obligation

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(r) Revenue recognition (Continued)

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

The Group also provides other services, which are also presented under information service, primarily comprising i) service fee for training courses provided to service providers ii) service fee for offline event organization, etc. Revenue is recognized when these services are rendered. For the years ended December 31, 2018, 2019 and 2020, the revenue derived from other services was not significant.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(r) Revenue recognition (Continued)

i)	Information services (continued)

Barter transactions

The Company entered agreements with service providers whereby the Company provided information service as the consideration for sharing advertising space purchased by the service providers from other third party providers. In general, the service provider would share certain percentage of the purchased advertising space with the Company. In exchange, the Company would provide the Tokens with the same value of the shared advertising space to the service provider based on the service provider’s purchase price with the third party and the shared percentage of the advertising space. Revenue from the barter transactions is recognized when information service is provided as discussed above and the expense related to the shared advertising space is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for information service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The Group recognized revenue from barter transactions amounted to RMB15,066, RMB7,478 and RMB8,770 for the years ended December 31, 2018, 2019 and 2020, respectively. The expense recognized from barter transaction for the years ended December 31, 2018, 2019 and 2020 were RMB19,672, RMB6,780 and RMB11,778, respectively.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(r) Revenue recognition (Continued)

ii)	Reservation services (continued)

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

(s) Cost of revenues

Costs of revenues consist primarily of payroll costs, share-based compensation expenses, event organization costs, servers and bandwidth costs, depreciation expenses, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business. These costs are charged to the consolidated statements of comprehensive income/(loss) as incurred.

(t) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses, user acquisition activities expenses, payroll costs, share-based compensation expenses, and rental expenses related to the Group’s sales and marketing departments. For the years ended December 31, 2018, 2019 and 2020, advertising expenses were RMB168,088, RMB277,035 and RMB555,260, respectively.

(u) General and administrative expenses

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

(v) Research and development expenses

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(w) Share-based compensation

Share based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares. The Group applies ASC 718, “Compensation—Stock Compensation”, or ASC 718, to account for the options granted to certain directors, executives and employees. For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values. The Group estimates the fair value of share options using the binomial valuation model, which requires inputs such as the fair value of the Company’s ordinary shares, risk-free interest rate, expected dividend yield, expected life and expected volatility.

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

(x) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB40,717, RMB68,389 and RMB46,910 for the years ended December 31, 2018, 2019 and 2020, respectively.

(y) Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(y) Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income/(loss). The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2019 and 2020 nor did the Group recognize any related interest and penalties.

(z) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individual or corporation entities.

(aa) Net (loss)/earnings per share

Net (loss)/earnings per ordinary share is computed in accordance with ASC 260, “Earnings per Share”. The two-class method is used for computing earnings per ordinary share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. The Company’s convertible redeemable preferred shares may be considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

Basic net (loss)/earnings per ordinary share is computed by dividing net (loss)/income attributable to ordinary shareholders, considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year. Diluted net (loss)/earnings per ordinary share is calculated by dividing net (loss)/income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using as if converted method and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such share would be anti-dilutive.

(ab) Statutory reserves

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

(ab) Statutory reserves (Continued)

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

The Group did not make any appropriations to its any reserve fund for the years ended December 31, 2018 and 2020 as all subsidiaries were in accumulated loss position. The Group has made RMB10,562 appropriations to its statutory reserve fund for the year ended December 31, 2019.

(ac) Comprehensive income/(loss)

Comprehensive income/(loss) consists of two components, net income and other comprehensive income/(loss). Other comprehensive income/(loss) refers to gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income. The Group’s other comprehensive income/(loss) consists of foreign currency translation adjustment from its subsidiaries not using the RMB as their functional currency.

(ad) Segment reporting

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

(ae) Recently issued accounting pronouncements

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(ae) Recently issued accounting pronouncements (Continued)

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group is currently in the process of evaluating the impact of the adoption of this guidance on the consolidated financial statements.

3. Concentration and Risks

(a) Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to USD and RMB appreciated more than 20% against the USD over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and USD remained within a narrow band. Since June 2010, RMB has fluctuated against USD, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 5.0% between December 31, 2017 and 2018. The depreciation of the RMB against the US$ was approximately 1.6% between December 31, 2018 and 2019. The appreciation of the RMB against the US$ was approximately 6.5% between December 31, 2019 and 2020. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

(b) Credit and concentration risk

The Group’s credit risk primarily arises from cash, cash equivalents and restricted cash and term deposit, trade receivables, receivables from online payment platforms, term deposits and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group places its cash, cash equivalents and restricted cash and term deposit, term deposits and short-term investments in the reputable financial institutions with high credit quality.

Trade receivables are typically unsecured and are derived from revenue earned directly from customers. No single customer represented 10% or more of the Group’s revenues for the years ended December 31, 2018, 2019 and 2020. The Group has not experienced any significant recoverability issue with respect to its trade receivables.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

4. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets:

	As of December 31,
	2019	2020
	RMB	RMB
Prepayments for services	20,481	21,413
Prepaid rental and other deposits	13,404	12,715
Interest receivable	19,381	6,755
VAT receivables	397	1,684
Staff advances	16	212
Receivable related to exercise of share options	6,420	134
Receivable from depositary bank(1)	7,493	—
Others	36	277
Total	67,628	43,190
(1)	In 2019, the Company entered an agreement with depositary bank, which entitled the Company to receive RMB22,106 (US$3,244) as reimbursement for certain costs and expenses of depositary fees upon the completion of IPO. Such reimbursement was recorded as Others, net in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2019. As of December 31, 2020, the receivable balance was RMB nil.

5. Business combination

In October 2020, the Group completed the acquisition of Leya a company which is primarily engaged in operations of one online dental clinic platform, by acquiring 63.37% of Leya’s equity interest and obtaining two out of three board seats of the Leya.

The aggregate payment for the acquisition consists of a fixed payment of cash of RMB41.8 million (including loans assumed by the group). The Company is obligated to acquire the remaining equity interest in three tranches in the following three years if certain pre-agreed performance conditions are met.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

5. Business combination (Continued)

The acquisition was accounted for as a business combination and RMB2,500 of technology and RMB18,000 of customer relationship were recognized as intangible assets at fair value on October 20, 2020. The Group’s obligation on satisfaction of pre-agreed performance conditions to purchase 36.63% common shares held by co-founders are considered a contingent redeemable non-controlling interest and classified in mezzanine equity measured at its fair value about RMB24,135. The Group made estimates and judgements in determining the fair value of intangible assets and non-controlling interest in mezzanine equity with the assistance from an independent valuation firm. The significant estimates and assumptions mainly include the projected revenue, projected operating results, probability to meet performance conditions, royalty rates, customer attrition rates, and discount rate. The Company determined discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. The consideration was allocated on the acquisition date as follows:

	RMB	Useful lives
		(Years)
Identifiable intangible assets acquired:
Customer relationship	18,000	8
Technology	2,500	7
Cash and cash equivalents	887
Other assets	1,176
Goodwill	48,500
Other liabilities	(5,131)
Mezzanine equity	(24,135)
Total consideration	41,797

The excess of the purchase price over tangible assets, identifiable intangible assets and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies and the assembled workforce of Leya. The goodwill is not deductible for tax purposes.

The amount of revenue and net loss of Leya from the acquisition date to December 31, 2020 were not material to the consolidated financial statements.

Pro forma results of operations for Leya acquisition has not been presented because it was not material to the consolidated financial statements.

6. Investments

(a) Short-term Investments

As of December 31, 2019 and 2020, the Company’s short-term investments are comprised of investments in wealth management products issued by financial institutions, which contain a variable interest rate. To estimate the fair value of short-term investments, the Company refers to the quoted rate of return provided by financial institutions at the end of each year using discounted cash flow method. The Company classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

For the years ended December 31, 2018, 2019 and 2020, the Group recognized investment income related to short-term investments of RMB5,256, RMB8,698 and RMB13,599 in the consolidated statements of comprehensive income/(loss), respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

6. Investments (Continued)

(b) Long-term Investments

The Group’s equity investments are reported in long-term investments in the consolidated balance sheets.

The Group’s long-term investments consisted of the follows:

	Equity
	investments
	without readily
	determinable	Equity method
	fair values	investments	Total
	RMB	RMB	RMB
Balance as of January 1, 2019	14,813	—	14,813
Additions	21,692	13,475	35,167
Impairment	(4,000)	—	(4,000)
Balance as of December 31, 2019	32,505	13,475	45,980
Additions	125,000	—	125,000
Share of losses of equity method investee	—	(4,279)	(4,279)
Foreign exchange adjustment	(601)	—	(601)
Balance as of December 31, 2020	156,904	9,196	166,100

Equity investments using the measurement alternative

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

In October 2017, the Group invested in First BCC Plastic Surgery Hospital (“First BCC”) by purchasing 1% of its equity interest, with a total cash consideration of RMB1,663. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the Company had no significant influence over the investee and the shares do not have readily determinable fair values.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

6. Investments (Continued)

(b) Long-term Investments (Continued)

Equity investments using the measurement alternative (continued)

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

In December 2020, the Group completed the investment in Shanghai Linkedcare Information Technology Co., Ltd. by purchasing 15.1% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB125,000. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

For the years ended December 31, 2019 and 2020, there is no adjustment to the cost of equity investments accounted for using measurement alternative.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. Based on the Group’s assessment, an impairment charge of nil, RMB4,000 and nil was recognized in the consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, respectively, against the carrying value of the investment due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

6. Investments (Continued)

(b) Long-term Investments (Continued)

Equity method investments (continued)

In accordance with Rule 4-08(g) of Regulation S-X, the Group summarized condensed financial information for all of its equity method investments as a group as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Total revenues	17,042	—	32,603
Gross profit	10,893	—	7,774
Loss from operations	(5,778)	—	(8,395)
Net (loss)/earnings	(2,108)	8,280	(9,440)
Net (loss)/earnings attributable to the equity-method investees	(2,108)	8,280	(8,733)

	As of December 31,
	2019	2020
	RMB	RMB
Current assets	7,509	12,106
Non-current assets	20,000	30,851
Current liabilities	—	22,496
Non-controlling interests	—	1,608
Total shareholders’ equity	27,509	20,461

7. Property and Equipment, Net

Property and equipment, net as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Leasehold improvements	26,520	30,673
Computers and electrical equipment	5,968	8,795
Office equipment and furniture	4,760	4,880
Medical equipment	1,793	1,724
Total	39,041	46,072
Less: Accumulated depreciation	(6,011)	(15,553)
Less: Impairment of property, plant and equipment	(689)	(689)
Net book value	32,341	29,830

Depreciation expenses recognized for the years ended December 31, 2018, 2019 and 2020 were RMB1,595, RMB6,051 and RMB9,258, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

8. Intangible assets

Intangible assets and its related accumulated amortization as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
License (i)	—	43,626
Customer relationship (ii)	—	18,000
Technology (ii)	—	2,500
Trade names	601	607
Others	319	319
Total	920	65,052
Less: Accumulated depreciation	(194)	(5,023)
Net book value	726	60,029

(i)	License is an insurance broker license and derived from the acquisition of Jinbaoxin. In 2020, the Company entered into an agreement to acquire the assets of Jinbaoxin. The transaction was accounted for as an asset acquisition as the acquiree company did not meet the criteria of a business and substantially all the fair value of the assets acquired were concentrated in a single asset.
(ii)	Customer relationship and Technology are derived from the acquisition of Leya. For details on Customer relationship and Technology, please see “Note 5”.

Amortization expense was RMB71, RMB78 and RMB4,829 for the years ended December 31, 2018, 2019 and 2020, respectively.

The Company will record estimated amortization expenses of RMB7,062, RMB7,062, RMB7,062, RMB7,077 and RMB31,766 for the years ending December 31, 2021, 2022, 2023, 2024, 2025 and thereafter, respectively.

9. Taxation

(a) Value-added tax (“VAT”)

The Group’s subsidiary, consolidated VIEs and VIEs’ subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered.

The Group is also subject to urban construction tax at the rate of 7%, education surcharges at the rate of 3%, local education surcharges at the rate of 2% and other surcharges on VAT payments to the tax authorities according to PRC tax law, which are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

9. Taxation (Continued)

(b) Income tax

Composition of income tax

The following table presents the composition of income tax expenses/(benefits) for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current income tax expense	24,955	54,049	16,580
Deferred tax benefits	(21,784)	(4,314)	(21,364)
Income tax expenses/(benefits)	3,171	49,735	(4,784)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax rate for 2017. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2019/2020 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000, and 16.5% on any part of assessable profits over HK$2,000. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

Under the PRC Enterprise Income Tax Law, or EIT Law, the standard enterprise income tax rate (“EIT rate”) is 25%. Entities qualifying as High and New Technology Enterprises (“HNTEs”) enjoy a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years.

So-Young Wanwei was entitled as HNTE in 2018 and eligible for a preferential EIT rate of 15%, for the three-year period from 2018 to 2020, so long as it meets the HNTE criteria, however, as So-Young Wanwei qualified as “Software Company”, hence to enjoy income tax rate of 0% for the two-year period from 2019 to 2020, and enjoys income tax rate of 12.5% for the three-year period from 2021 to 2023.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

9. Taxation (Continued)

(b) Income tax (Continued)

China (continued)

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s income tax expenses/(benefits) for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income tax expenses at PRC statutory income tax rate—25%	14,563	56,615	34
Permanent differences(1)	(4,592)	(6,829)	(8,629)
Tax rate difference from tax holiday and statutory rate in other jurisdictions	(2,100)	(12,351)	(377)
Change in valuation allowance	(4,700)	12,300	4,188
Income tax (benefits)/expenses	3,171	49,735	(4,784)
(1)	The permanent differences mainly consisted of additional deduction for research and development expenditures and non-deductible expenses.

The per share effect of the tax holidays are as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net gain per ordinary share effect—basic	0.22	0.13	0.11
Net gain per ordinary share effect—diluted	0.22	0.12	0.10

(c) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Advertising and promotion expenses in excess of deduction limit	42,201	57,080
Payroll and expense accrued	11,691	5,634
Net operating tax loss carry forwards	5,355	23,801
Loss on equity investment	—	1,070
Impairment losses	1,670	3,442
Others	2,334	201
Less: valuation allowance	(28,043)	(35,708)
Total deferred tax assets, net	35,208	55,520

Deferred tax liabilities
Intangible assets arisen from business combination and assets acquisition	—	(8,522)
Total deferred tax liabilities	—	(8,522)

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

9. Taxation (Continued)

(c) Deferred tax assets and liabilities (Continued)

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes - Overall - Other Presentation Matters.” The Group has classified all deferred tax assets and liabilities as non-current items on its consolidated balance sheet as of December 31, 2019 and 2020.

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance as of January 1,	(20,443)	(15,743)	(28,043)
Change of valuation allowance	4,700	(12,300)	(7,665)
Balance as of December 31,	(15,743)	(28,043)	(35,708)

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

The increase of valuation allowance in 2020 was mainly related to deferred tax assets recognized from net operating tax loss carry forwards of Chiyan Beijing, as the Group did not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized.

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration period for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2020, certain entities of the Group had net operating tax loss carry forwards, if not utilized, would expire as follows:

RMB
Loss expiring in 2021	10,235
Loss expiring in 2022	12,488
Loss expiring in 2023	11,628
Loss expiring in 2024	17,108
Loss expiring in 2025 and thereafter	112,053
Total	163,512

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

To the extent that subsidiaries and the VIE and subsidiaries of the VIE of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2019 and 2020 the Company did not record any withholding tax as the PRC entities were still in accumulated deficit position.

10. Taxes Payable

The following is a summary of taxes payable as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Enterprise income taxes payable	45,771	38,281
VAT payable	2,025	11,134
Withholding individual income taxes for employees	17,537	9,970
Others	272	685
Total	65,605	60,070

11. Contract Balances

The following table provides information about receivables, contract assets, and contracts liabilities with customers:

	As of December 31,
	2019	2020
	RMB	RMB
Trade receivables	26,110	52,871
Contract assets	—	—
Contract liabilities	93,725	135,385

As of December 31, 2019 and 2020, there were no contract assets recorded in the Group’s consolidated balance sheet. Trade receivables are recorded when the right to consideration becomes unconditional.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

11. Contract Balances (Continued)

Contract liabilities relate to the payments received for information service in advance of performance under the contract. As of December 31, 2019 and 2020, contract liabilities were RMB93,725 and RMB135,385, respectively. The Group’s information service is provided in a relatively short period, as such the contract liabilities are generally recognized as revenue within three months.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2018, 2019 and 2020 is RMB46,008, RMB116,967 and RMB93,725, respectively.

As of December 31, 2019 and 2020, the Group does not have unsatisfied performance obligations with the related contract of duration over one year.

12. Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Accrued service expenses	34,326	86,376
Deposits payable to service providers	52,337	56,602
Payables collected on behalf of service providers and other payables to service providers	46,643	44,891
Advance payment from platform user	26,286	39,371
Others	1,769	9,553
Accrued litigation liabilities (see Note 18)	4,727	992
Total	166,088	237,785

13. Lease

The Group’s leasing activities primarily consist of operating leases for administrative offices. During the year of 2019, the Group adopted ASC 842 effective January 1, 2019. ASC 842 requires lessees to recognize ROU assets and lease liabilities on the balance sheet. The Group has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

The Group recorded ROU assets and lease liabilities as a lessee. As of December 31, 2019 and 2020, ROU assets were approximately RMB144,488 and RMB120,140, respectively. As of December 31, 2019 and 2020, lease liabilities was approximately RMB158,602 and RMB132,512, respectively. Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2019	2020
	RMB	RMB

Cash payments for operating leases	34,501	41,960
ROU assets obtained in exchange for operating lease liabilities	601	7,428

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Lease (Continued)

Future lease payments under operating leases as of December 31, 2020 were as follows:

Operating leases
RMB
Year ending December 31,
2021	40,779
2022	41,562
2023	48,483
2024	16,031
2025 and thereafter	—
Total future lease payments	146,855
Less: Imputed interest	(14,343)
Total lease liability balance	132,512

The weighted-average remaining lease term was 4.41 and 3.37 years as of December 31, 2019 and 2020, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2019 and 2020 was 6.00% and 5.96% respectively.

Rent expense under operating leases was RMB22,454 for the year ended December 31, 2018. Operating lease expenses for the year ended December 31, 2019 and 2020 were RMB44,288 and RMB40,432, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the year ended December 31, 2019 and 2020 were RMB6,488 and RMB6,586, respectively.

The right of use assets and leasing liabilities in relation to the early terminated leases for the year ended December 31, 2019 were RMB14,329 and RMB14,197, respectively. The right of use assets and leasing liabilities in relation to the early terminated leases for the year ended December 31, 2020 were nil and nil, respectively.

As of December 31, 2019 and 2020, no additional operating leases have not yet commenced.

14. Ordinary Shares

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

14. Ordinary Shares (Continued)

The Company considered that such re-designation, in substance, was the same as a repurchase and cancellation of the ordinary shares and simultaneously an issuance of the preferred shares. Therefore the Company recorded 1) difference between the fair value and the par value of the ordinary shares of against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted; and 2) difference between the fair value of the preferred shares and ordinary shares, as deemed distribution to shareholder, against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted.

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

As of December 31, 2020, 750,000,000 Class A ordinary shares were authorized, 70,212,159 Class A ordinary shares were issued and outstanding; 20,000,000 Class B ordinary shares were authorized, 12,000,000 Class B ordinary shares were issued and outstanding; 80,000,000 shares as the board of directors may determine in accordance with the amended and restated memorandum and articles of association were authorized.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

15. Convertible Redeemable Preferred Shares

The following table summarizes the issuances of convertible redeemable preferred shares (collectively, “Preferred Shares”).

		Original
		Issuance Price
		per Share	Number of
Name	Issuance Date	US$	Shares
Series A Preferred Shares	August 22, 2014	$0.40	8,000,000
Series B Preferred Shares	January 16, 2015	$1.05	10,476,190
Series C‑1 Preferred Shares	January 18, 2016	$2.00	1,030,126
Series C Preferred Shares	March 31, 2016	$3.88	4,902,554
Series D Preferred Shares	December 20, 2017 and January 9, 2018	$5.89‑$6.20	9,750,676
Series D+ Preferred Shares	February 9, 2018 and February 28, 2018	$7.52	3,497,954
Series E Preferred Shares	August 23, 2018	$10.55‑$11.72	6,164,979

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

Redemption right

Series A Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association within four (4) years following the Series A Preferred Share issuance date, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series A Preferred Share plus interest calculated at a ten percent (10)% compound interest rate.

Series B Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association within sixty (60) months following the Series B Preferred Share issuance date, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series B Preferred Share plus interest calculated at a ten percent (10)% compound interest rate.

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

15. Convertible Redeemable Preferred Shares (Continued)

Redemption right (Continued)

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

15. Convertible Redeemable Preferred Shares (Continued)

Dividend (Continued)

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

15. Convertible Redeemable Preferred Shares (Continued)

Series C-1 Preferred Share financing

In January 2016 (the “Series C-1 Financing Closing Date”), pursuant to a share purchase agreement with Chinese Rose Investment Limited (“Chinese Rose”) and a business cooperation agreement entered into by and between an affiliate of Chinese Rose and Beijing So-Young, the Company issued 1,030,126 Series C-1 Preferred Shares in exchange for certain strategic business resources such as providing marketing support to the Company for a period of time according to the business cooperation agreement. All strategic business resources have been provided by Series C-1 Preferred Shares investor at the end of December 31, 2017.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

15. Convertible Redeemable Preferred Shares (Continued)

Series C-1 Preferred Share financing (Continued)

The Company’s Preferred Shares activities for the year ended December 31, 2018 are summarized below:

			Accretions
			of Preferred
	Balance as	Issuance of	Shares to	Balance as of
	of January 1,	Preferred	Redemption	December 31,
	2018	Shares	value	2018
Series A Preferred Shares
Number of shares	8,000,000	—	—	8,000,000
Amount (RMB)	27,503	—	2,937	30,440
Series B Preferred Shares
Number of shares	10,476,190	—	—	10,476,190
Amount (RMB)	89,058	—	10,017	99,075
Series C‑1 Preferred Shares
Number of shares	1,030,126	—	—	1,030,126
Amount (RMB)	16,087	—	1,682	17,769
Series C Preferred Shares
Number of shares	4,902,554	—	—	4,902,554
Amount (RMB)	146,208	—	14,893	161,101
Series D Preferred Shares
Number of shares	8,058,410	1,692,266	—	9,750,676
Amount (RMB)	315,565	64,806	41,664	422,035
Series D+ Preferred Shares
Number of shares	—	3,497,954	—	3,497,954
Amount (RMB)	—	162,184	15,851	178,035
Series E Preferred Shares
Number of shares	—	6,164,979	—	6,164,979
Amount (RMB)	—	470,327	17,167	487,494
Total number of Preferred Shares	32,467,280	11,355,199	—	43,822,479
Total amount of Preferred Shares (RMB)	594,421	697,317	104,211	1,395,949

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

15. Convertible Redeemable Preferred Shares (Continued)

Series C-1 Preferred Share financing (Continued)

The Company’s Preferred Shares activities for the year ended December 31, 2019 are summarized below:

			Conversion
			of Preferred
			Shares to
		Accretions	ordinary
		of Preferred	shares upon
	Balance as	Shares to	the	Balance as of
	of January 1,	Redemption	completion	December 31,
	2019	value	of the IPO	2019
Series A Preferred Shares
Number of shares	8,000,000	—	(8,000,000)	—
Amount (RMB)	30,440	1,094	(31,534)	—
Series B Preferred Shares
Number of shares	10,476,190	—	(10,476,190)	—
Amount (RMB)	99,075	3,743	(102,818)	—
Series C‑1 Preferred Shares
Number of shares	1,030,126	—	(1,030,126)	—
Amount (RMB)	17,769	628	(18,397)	—
Series C Preferred Shares
Number of shares	4,902,554	—	(4,902,554)	—
Amount (RMB)	161,101	5,544	(166,645)	—
Series D Preferred Shares
Number of shares	9,750,676	—	(9,750,676)	—
Amount (RMB)	422,035	15,618	(437,653)	—
Series D+ Preferred Shares
Number of shares	3,497,954	—	(3,497,954)	—
Amount (RMB)	178,035	6,688	(184,723)	—
Series E Preferred Shares
Number of shares	6,164,979	—	(6,164,979)	—
Amount (RMB)	487,494	16,904	(504,398)	—
Total number of Preferred Shares	43,822,479	—	(43,822,479)	—
Total amount of Preferred Shares (RMB)	1,395,949	50,219	(1,446,168)	—

Upon the completion of the IPO, all of issued and outstanding Preferred Shares automatically converted into ordinary shares on a one-for-one basis.

16. Share-based Compensation

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

16. Share-based Compensation (Continued)

(a) Description of share option plan (Continued)

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

In 2019, the Company has granted 1,659,640 share options with an exercise price of US$0.1 per share under the Second Amended 2018 Plan. These options granted are vested over a four-year period, with 25% of the awards vesting on the first anniversary, and the remaining 75% of the awards vesting on a yearly basis thereafter, except for 115,000 share options granted to certain key management for their contribution to the Company on May 2, 2019, which were vested immediately on the grant date and the expenses were recognized in the consolidated financial statements immediately.

In 2020, the Company has granted 2,665,028 share options with an exercise price of US$0.1 per share under the Second Amended 2018 Plan. These options granted are vested over a four-year period, with 25% of the awards vesting on the first anniversary, and the remaining 75% of the awards vesting on a yearly basis thereafter.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

16. Share-based Compensation (Continued)

(b) Valuation

The Group uses binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the years ended December 31, 2018, 2019 and 2020 is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2018	2019	2020
Expected volatility	47.40%-50.18%	46.54%-47.29%	47.00%-55.00%
Expected dividends yield	0%	0%	0%
Expected multiples	2.2-2.8	2.2	2.2-2.8
Risk-free interest rate	2.59%-2.93%	1.77%-2.70%	0.62%-1.77%
Expected term (in years)	10	10	10
Fair value of underlying ordinary share (USD)	4.71-10.19	12.32-12.43	12.98-16.13

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

16. Share-based Compensation (Continued)

(c) Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2018, 2019 and 2020:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	options	exercise price	contractual life	Intrinsic Value
	(in thousands)	US$	Years	US$
				(in thousands)
Outstanding as of January 1, 2018	2,795	0.1	1.43	7,710
Granted	2,635	0.1
Forfeited	(1,139)	0.1
Outstanding as of December 31, 2018	4,291	0.1	8.17	43,312
Outstanding as of January 1, 2019	4,291	0.1	8.17	43,312
Granted	1,660	0.1
Exercised	(2,008)	0.1		31,456
Forfeited	(447)	0.1
Outstanding as of 31, 2019	3,496	0.1	8.55	55,188
Outstanding as of January 1, 2020	3,496	0.1	8.55	55,188
Granted	2,665	0.1
Exercised	(1,090)	0.1		15,148
Forfeited	(545)	0.1
Outstanding as of December 31, 2020	4,526	0.1	8.60	66,255
Vested and exercisable as of December 31, 2018	1,321	0.1	6.35	13,333
Vested and exercisable as of December 31, 2019	619	0.1	7.23	9,772
Vested and exercisable as of December 31, 2020	557	0.1	7.44	8,156

The weighted average grant date fair value of options granted for the years ended December 31, 2018, 2019 and 2020 was US$5.39, US$13.07 and US$13.38 per option, respectively. The total grant date fair value of options vested for the years ended December 31, 2018, 2019 and 2020 was RMB1,596, RMB55,858 and RMB58,700, respectively.

It is the Company’s policy to issue new shares upon exercise of share options. The number of shares available for future grant under the Company’s Second Amended 2018 Plan was 512,588 as of December 31, 2020.

As of December 31, 2018, 2019 and 2020, the total unrecognized compensation expenses related to the options were RMB78,666, RMB102,426 and RMB216,971 respectively. These amounts are expected to be recognized over a weighted average period of  3.44 years, 3.14 years and 2.73years, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

17. Net (Loss)/Earnings per Share

Basic and diluted (loss)/earnings per share have been calculated in accordance with ASC260 for the years ended December 31, 2018, 2019 and 2020:

	For the Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net income	55,083	176,724	4,877
Net loss attributable to non-controlling interests	—	—	930
Accretions of Preferred Shares to redemption value	(104,211)	(50,219)	—
Net (loss)/earnings attributable to ordinary shareholders	(49,128)	126,505	5,807
Denominator:
Weighted average number of ordinary shares outstanding, basic	24,555,427	59,357,935	81,534,991
Weighted average number of ordinary shares outstanding, diluted	24,555,427	63,309,091	83,781,406
Net (loss)/earnings per share, basic	(2.00)	2.13	0.07
Net (loss)/earnings per share, diluted	(2.00)	2.00	0.07
Net (loss)/earnings per ADS, basic	(1.54)	1.64	0.05
Net (loss)/earnings per ADS, diluted	(1.54)	1.54	0.05

The net loss per ADS for the year ended December 31, 2018 was calculated using the same conversion ratio assuming the ADSs had been in existence during the year.

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

The following ordinary shares equivalents were excluded from the computation of dilutive net (loss)/earnings per share to eliminate any antidilutive effect:

	For the Year ended December 31,
	2018	2019	2020
Share option	2,587,743	—	—
Preferred Shares	39,388,581	15,127,760	—
Total	41,976,324	15,127,760	—

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

18. Commitment and Contingencies

(a) Commitments for property management fees

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through May 2024. Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2020:

As of December 31,
2020
RMB
2021	5,896
2022	5,974
2023	5,731
2024	1,836
2025 and thereafter	—
Total	19,437

Future minimum lease payments for operating with lease terms over 12 months as of December 31, 2020 are disclosed in Note 13. Future minimum lease payments for operating with lease terms of 12 months or less was RMB695 as of December 31, 2020.

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group’s accrued expense for litigation liabilities was RMB4,727 and RMB992 as of December 31, 2019 and 2020, respectively, and the Group recognized RMB3,204, RMB4,967 and RMB4,022 litigation expense for the years ended December 31, 2018, 2019 and 2020, respectively. The litigations are mainly in connection with infringement of intellectual property right, including rights of reputation and image rights.

19. Related Party Transactions

During the years ended December 31, 2018, 2019 and 2020, other than disclosed elsewhere, the Company mainly the following related party transactions:

Name of entity or individual	Relationships with the Group
Medical Cosmetology and its consolidated VIEs (“Medical Cosmetology Group”)	Equity investment
Beijing Mevos	Equity investment
Chengdu Zhisu	Equity investment
Beijing Yicai Health Management Consulting Co., Ltd. (“Yicai”)	Equity investment
Xingying	Equity investment
Beijing Sharing New Medical Technology Co., Ltd	Equity investment
Shanghai LinkedCare Information Technology Co Ltd	Equity investment
Zhang Haipeng	Director

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Related Party Transactions (Continued)

(a) The Group entered into the following transactions with related parties

(i) Provision of service

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Yicai	—	2,717	528
Medical Cosmetology Group	1,148	—	—
Chengdu Zhisu	60	3,052	4,027
Xingying	50	989	1,127

(ii) Loan advanced to the related party

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Chengdu Zhisu	—	5,000	—
Medical Cosmetology Group	2,000	—	—
Beijing Sharing New Medical Technology Co., Ltd	—	—	16,889

(iii) Repayment of the loan advances to the related party

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Chengdu Zhisu	—	—	5,000
Medical Cosmetology Group	2,000	1,314	—
Beijing Sharing New Medical Technology Co.,	—	—	9,718

(iv) Expense occurred to the related party

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Beijing Mevos	708	2,051	1,472
Zhang Haipeng(1)	—	613	613

(v) Provision of rental service

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Yicai	—	377	340

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Related Party Transactions (Continued)

(b) Amount due from/ to related parties

(i) Amount due from related parties

	As of December 31,
	2019	2020
	RMB	RMB
Chengdu Zhisu(2)	5,099	—
Beijing Mevos	103	—
Beijing Sharing New Medical Technology Co., Ltd(3)	—	7,404
Yicai	—	360

(ii) Amount due to related parties

	As of December 31,
	2019	2020
	RMB	RMB
Yicai	2,620	2,060
Zhisu Limited	—	168
Xingying	—	126
(1)	The Company entered into an agreement with Zhang Haipeng with a cash consideration of RMB 1,300 to engage him as spokesman for brand promotion from September 2019 to April 2020. The Company has paid in advance fully for the service and recognized advertising expense of RMB613 for the year ended December 31, 2019. The remaining amount will be recognized as expense in 2020.
(2)	The balance as of December 31, 2019 represents a loan provided to Chengdu Zhisu with a term of six months and an annual interest rate of 5%.
(3)	The balance as of December 31, 2020 represents a loan provided to Beijing Sharing New Medical Technology Co., Ltd with a term of one year and an annual interest rate of 4.35%.

20. Segment Information

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

21. Impact of the COVID-19

In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the PRC government has implemented a series of strict measures, including travel restrictions, quarantines, and a temporary shutdown of businesses which reduced the capacity and efficiency of the Group’s operations and negatively affected the Group’s results of operations and financial conditions in the first quarter of 2020.

The Group have gradually resumed normal operations in the second half of 2020. Many of the quarantine measures within China have been relaxed as of the date of this financial statements. However, if the situation materially deteriorates in the PRC, the Group’s business, results of operations and financial condition could be materially and adversely affected. The Group will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

22. Subsequent Events

In March 2021, the Group entered into an agreement to acquire an entity with micro finance license. The aggregate consideration in cash is the total of i) the book value of the net assets on previous working day of the acquisition date, and ii) RMB30 million. The Group has prepaid RMB 115 million as of the report date.

In addition to the Second Amended and Restated 2018 share Plan, the Group has adopted the 2021 Share Incentive Plan (“the 2021 Plan”) in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of Group’s business. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards shall initially be 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year of the Company during the term of the 2021 Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by the board of directors.

23. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Due to restrictions on distribution of share capital and statutory reserves in the PRC, total restrictions placed on distribution of net assets of the Group’s PRC subsidiaries, the VIEs and VIE’s subsidiaries was RMB161,109 and RMB209,430 as of December 31, 2019 and 2020, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries, the VIEs and VIE’s subsidiaries to satisfy any obligations of the Company.