Form 20-F
period 2021-12-31
So-Young International Inc.
filed 2022-05-02
CIK 1758530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2021, there were 81,092,367 ordinary shares outstanding, par value of US$0.0005 per share, being the sum of 69,092,367 Class A ordinary shares (excluding treasury shares), par value of US$0.0005 per share and 12,000,000 Class B ordinary shares, par value of US$0.0005 per share.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“ADSs” are to our American depositary shares, with every 13 ADSs representing 10 Class A ordinary shares;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0005 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0005 per share;
●	“mobile MAUs” are to the sum of (i) the number of unique mobile devices that have accessed our platform through our So-Young mobile app at least once during a month, and (ii) the number of unique Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. The numbers of our mobile MAUs are calculated using internal company data that has not been independently verified, and we treat each distinguishable device and Weixin user account as a separate user for purposes of calculating mobile MAUs, although inaccuracy may result from the possibility that some individuals may use more than one mobile device, may share the same mobile device with other individuals, and/or may use both our mobile app and Weixin mini programs to access our platform;
●	“monthly UVs” of soyoung.com, are to the number of unique IP address that various internet browsers apply to access our website, from either PC end or mobile end, at least once during a month. The numbers of our monthly UVs of soyoung.com are calculated using internal company data that has not been independently verified, and we treat each distinguishable IP address as a separate user for purposes of calculating monthly UVs, although inaccuracy may result from the possibility that some individuals may have more than one IP address and/or share the same IP address with other individuals to access our platform;
●	“the variable interest entities,” “the VIEs” and “the consolidated affiliated entities” are to Beijing So-Young Technology Co., Ltd., or Beijing So-Young, and Beijing Chiyan Medical Beauty Consulting, Ltd., or Beijing Chiyan;
●	“our WFOE” are to So-Young Wanwei Technology Consulting Co., Ltd., or Beijing Wanwei;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“So-Young,” “we,” “us,” “our company” and “our” are to So-Young International Inc., our Cayman Islands holding company, its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0005 per share;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“Wuhan Miracle” are to Wuhan Miracle Laser Systems, Inc.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	we have a limited operating history in the evolving online medical aesthetic service industry, which makes it difficult to evaluate our future prospects;
●	our historical growth rates may not be indicative of our future growth. If we are unable to manage the growth and increased complexity of our business, fail to control our costs and expenses, or fail to execute our strategies effectively, our business and prospects may be materially and adversely affected;
●	we may be subject to consumer claims, regulatory or professional investigations and litigations regarding the medical information and services offered on our platform, which could materially and adversely affect our brand, reputation, and results of operations;
●	characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits may have material impacts on our operations;
●	We face risks associated with our acquisition of Wuhan Miracle and its business;
●	Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China
●	if we fail to anticipate user preferences and provide high-quality and reliable content in a cost-effective manner, we may not be able to attract and retain users to remain competitive;
●	if content providers do not continue to contribute content that is high-quality, reliable or otherwise valuable to our users, we may experience a decline in user traffic and user engagement;
●	uncertainty resulting from the non-binding proposal letter and other related matters may adversely affect our business;
●	our business may be materially and adversely affected by an unfavorable market perception of the overall medical aesthetic industry;
●	we depend significantly on the strength of our brand and reputation. Any failure to maintain and enhance, or any damage to, our brand image or reputation could materially and adversely affect our business, results of operations, financial condition and prospects;
●	we are subject to uncertainties, changes and developments in the regulatory framework in China with respect to the provision of online medical aesthetic services industry;
●	we face risks related to health epidemics, natural disasters, and other outbreaks, which could significantly disrupt our operations; and

●	our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	if the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	we rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control; and
●	any failure by the consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	the PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections;
●	our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

Risks Related to Our ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	the trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;
●	our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;
●	we cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves; and

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

So-Young International Inc. is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in China through the consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated affiliated entities and their nominee shareholders to control the business operations of the consolidated affiliated entities. The consolidated affiliated entities are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the consolidated affiliated entities accounted for 100.0%, 100.0% and 93.0% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “So-Young” refers to So-Young International, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities in China. Investors in our ADSs are not purchasing equity interest in the consolidated affiliated entities in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including equity pledge agreement, exclusive option agreement, exclusive business cooperation agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, the consolidated affiliated entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated affiliated entities and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the consolidated affiliated entities and consolidates the consolidated affiliated entities and their subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated affiliated entities as the consolidated entities under U.S. GAAP and we consolidate the financial results of the consolidated affiliated entities in the consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated affiliated entities and we may incur substantial costs to enforce the terms of the arrangements. If the consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over the consolidated affiliated entities, and these agreements have not been tested in China courts. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of these entities in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated affiliated entities and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated affiliated entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated affiliated entities. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the consolidated affiliated entities. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the consolidated affiliated entities could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the consolidated affiliated entities being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the consolidated affiliated entities. Substantially all of our revenues are generated by the consolidated affiliated entities. An event that results in the deconsolidation of the consolidated affiliated entities would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our PRC subsidiaries and consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. So-Young International Inc. may not be able to repay its indebtedness, and the ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries and consolidated affiliated entities that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Other Risks related to our PRC Operations

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. We also face risks associated with the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors as discussed under “—The Holding Foreign Companies Accountable Act.”. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the consolidated affiliated entities or the subsidiaries of the consolidated affiliated entities is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, other financing activities and cash generated from our operating activities. In 2019, 2020 and 2021, the Cayman Islands holding company transferred cash in the total amount of nil, US$5.0 million (RMB31.9 million) and RMB860 million to our PRC subsidiaries, the consolidated affiliated entities and their subsidiaries through our offshore intermediate holding entities. For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a consolidated affiliated entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. Pursuant to the Exclusive Business Cooperation Agreements between our wholly-owned PRC subsidiary and the VIEs, the amount of service fee and payment method shall be determined by the wholly-owned PRC subsidiary. The VIEs have paid RMB323.4 million, RMB125.1 million and RMB826.5 million of service fee to the wholly-owned PRC subsidiary under the VIE arrangements for the years ended December 31, 2019, 2020 and 2021, respectively. The VIEs expect to continue to settle any service fees incurred under the Exclusive Business Cooperation Agreements.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where So-Young International, Inc., the direct parent company of our subsidiaries, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, So-Young Hong Kong Limited, which directly owns our PRC subsidiary, Beijing Wanwei, is incorporated in Hong Kong. However, if So-Young Hong Kong Limited is not considered to be the beneficial owner of the dividends paid to it by Beijing Wanwei under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be nonsubstantive and disallowed by Chinese tax authorities), the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the PRC subsidiaries.

Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries, which in turn relies on consulting and other fees paid to us by the consolidated affiliated entities, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends.

In addition, our PRC subsidiaries, the consolidated affiliated entities and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” and “—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or to make additional capital contributions to our PRC subsidiaries and variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the consolidated affiliated entities in China, including, among others, the Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License. We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, we are required to but have not obtained the Audio-Visual License for providing internet audio-visual program services through our online platform, including the provision of live video broadcasting, video recordings of live streaming videos and original short videos created by ourselves and our service providers. We do not consider such services to be material to our business and the revenues generated through the provision of such services account for an insignificant portion of our total revenues. We are not eligible to apply for an Audio-Visual License under the current regulatory regime, because we are not a wholly state-owned or state-controlled entity as required for this license under PRC law. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the consolidated affiliated entities may be required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with offering and listing in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” and “—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Financial Information Related to the Consolidated Affiliated Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated affiliated entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the years ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Third-party revenues from services and sales	—	7,244	112,058	1,573,161	—	1,692,463
Inter-company revenue from service fees	—	21,744	584,914	358	(607,016)	—
Total Revenue	—	28,988	696,972	1,573,519	(607,016)	1,692,463
Third-party costs from services and sales	—	(2,156)	(104,447)	(221,286)	—	(327,889)
Inter-company cost from service fees	—	—	—	(607,016)	607,016	—
Total Costs	—	(2,156)	(104,447)	(828,302)	607,016	(327,889)
Total operating expenses	(9,556)	(18,517)	(546,861)	(822,210)	—	(1,397,144)
(Loss)/income from subsidiaries and VIEs	(1,412)	(15,219)	(79,541)	—	96,172	—
Other non-operating income/(expenses)	2,597	8,807	12,318	(7,557)	—	16,165
(Loss)/income before income tax expense	(8,371)	1,903	(21,559)	(84,550)	96,172	(16,405)
Income tax (expenses)/benefits	—	(3,315)	5,608	(23,524)	—	(21,231)
Net (loss)/income	(8,371)	(1,412)	(15,951)	(108,074)	96,172	(37,636)
Net loss attributable to noncontrolling interests	—	—	732	28,533	—	29,265
Net loss/income attributable to So-Young International Inc.	(8,371)	(1,412)	(15,219)	(79,541)	96,172	(8,371)

	For the years ended December 31, 2020
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Third-party revenues from services and sales	—	100	—	1,294,888	—	1,294,988
Inter-company revenues from service fees	—	26,055	339,623	—	(365,678)	—
Total Revenue	—	26,155	339,623	1,294,888	(365,678)	1,294,988
Third-party costs from services and sales	—	(2,771)	(26,699)	(182,736)	—	(212,206)
Inter-company cost from service fees	—	—	—	(365,678)	365,678	—
Total Costs	—	(2,771)	(26,699)	(548,414)	365,678	(212,206)
Total operating expenses	(7,574)	(31,429)	(337,478)	(762,995)	—	(1,139,476)
Income/(loss) from subsidiaries and VIEs	763	(24,312)	(22,743)	—	46,292	—
Other non-operating income/expenses	12,618	35,232	4,656	4,281	—	56,787
Income/(loss) before income tax expense	5,807	2,875	(42,641)	(12,240)	46,292	93
Income tax (expenses)/benefits	—	(2,112)	18,329	(11,433)	—	4,784
Net Income/(loss)	5,807	763	(24,312)	(23,673)	46,292	4,877
Net loss attributable to noncontrolling interests	—	—	—	930	—	930
Net income/(loss) attributable to So-Young International Inc.	5,807	763	(24,312)	(22,743)	46,292	5,807

	For the years ended December 31, 2019
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Third-party revenues from services and sales	—	—	—	1,151,637	—	1,151,637
Inter-company revenues from service fees	—	57,847	382,075	—	(439,922)	—
Total Revenue	—	57,847	382,075	1,151,637	(439,922)	1,151,637
Third-party costs from services and sales	—	(5,618)	(8,300)	(184,712)	—	(198,630)
Inter-company cost from service fees	—	—	—	(439,922)	439,922	—
Total Costs	—	(5,618)	(8,300)	(624,634)	439,922	(198,630)
Total operating expenses	(3,581)	(31,153)	(264,811)	(508,287)	—	(807,832)
Income/(loss) from subsidiaries and VIEs	157,317	99,819	(291)	—	(256,845)	—
Other non-operating income	22,988	41,850	2,357	14,089	—	81,284
Income/(loss) before income tax expense	176,724	162,745	111,030	32,805	(256,845)	226,459
Income tax expenses	—	(5,428)	(11,211)	(33,096)	—	(49,735)
Net Income/(loss)	176,724	157,317	99,819	(291)	(256,845)	176,724
Accretions of convertible redeemable preferred shares to redemption value	(50,219)	—	—	—	—	(50,219)
Net income/(loss) attributable to So-Young International Inc.	126,505	157,317	99,819	(291)	(256,845)	126,505

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Assets
Cash and cash equivalents	55,806	700,146	320,361	255,655	—	1,331,968
Restricted cash and term deposits	—	—	—	15,119	—	15,119
Trade receivables	—	—	21,012	33,817	—	54,829
Receivables from online payment platforms	—	—	5,388	13,476	—	18,864
Amounts due from VIE companies	39,681	—	300,270	—	(339,951)	—
Amounts due from Group companies	1,457,100	39,013	14,490	116,817	(1,627,420)	—
Amount due from related parties	—	—	—	14,038	—	14,038
Term deposits and short-term investments	318,881	—	90,065	—	—	408,946
Inventory	—	—	91,761	51	—	91,812
Prepayment and other current assets	6,027	12,719	23,390	75,772	(26,066)	91,842
Investment in subsidiaries and VIEs	617,773	1,348,235	82,965	35,082	(2,084,055)	—
Long-term investments	7,418	—	93,000	152,082	—	252,500
Property and equipment, net	—	12	101,504	23,060	—	124,576
Intangible Assets	—	—	158,078	35,877	—	193,955
Deferred tax assets	—	1,391	13,575	32,554	—	47,520
Operating lease right-of-use assets	—	63	38,034	57,512	—	95,609
Goodwill	—	—	540,009	684	—	540,693
Other non-current assets	—	26,688	11,923	9,486	—	48,097
Total assets	2,502,686	2,128,267	1,905,825	871,082	(4,077,492)	3,330,368

Liabilities
Taxes payable	—	1,906	10,844	35,821	—	48,571
Contract liabilities	—	—	39,728	99,427	—	139,155
Salary and welfare payables	—	485	55,437	47,702	—	103,624
Amounts due to VIE companies	35,529	46,289	34,999	—	(116,817)	—
Amounts due to Group companies	20,068	1,458,679	31,856	339,951	(1,850,554)	—
Amounts due to related parties	—	—	—	681	—	681
Accrued expenses and other current liabilities	900	3,072	204,144	194,791	(26,066)	376,841
Leasing liabilities-current	—	63	15,197	28,269	—	43,529
Leasing liabilities-non current	—	—	22,966	39,390	—	62,356
Deferred tax liabilities	—	—	31,146	7,431	—	38,577
Total liabilities	56,497	1,510,494	446,317	793,463	(1,993,437)	813,334

Non-controlling interests	—	—	122,975	(5,346)	(46,784)	70,845

So-Young International Inc. shareholders’ equity	2,446,189	617,773	1,336,533	82,965	(2,037,271)	2,446,189

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	2,502,686	2,128,267	1,905,825	871,082	(4,077,492)	3,330,368

	As of December 31, 2020
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Assets
Cash and cash equivalents	6,300	695,001	51,622	374,132	—	1,127,055
Restricted cash and term deposits	—	—	—	21,865	—	21,865
Trade receivables	—	—	—	52,871	—	52,871
Receivables from online payment platforms	—	—	—	16,182	—	16,182
Amounts due from VIE companies	—	1,810	304,757	—	(306,567)	—
Amounts due from Group companies	1,820,349	38,583	19,923	9,442	(1,888,297)	—
Amount due from related parties	—	—	—	7,764	—	7,764
Term deposits and short-term investments	262,216	1,194,872	—	70,000	—	1,527,088
Prepayment and other current assets	5,008	5,770	8,179	42,918	(18,685)	43,190
Investment in subsidiaries and VIEs	518,262	406,660	118,486	—	(1,043,408)	—
Long-term investments	7,591	—	—	158,509	—	166,100
Property and equipment, net	—	21	413	29,396	—	29,830
Intangible Assets	—	—	20	60,009	—	60,029
Deferred tax assets	—	—	10,692	44,828	—	55,520
Operating lease right-of-use assets	—	257	48,972	70,911	—	120,140
Good-Will	—	—	—	48,500	—	48,500
Amount due from Group companies-non current	13,443	—	—	—	(13,443)	—
Other non-current assets	—	1,122	5,308	9,448	—	15,878
Total assets	2,633,169	2,344,096	568,372	1,016,775	(3,270,400)	3,292,012

Liabilities
Taxes payable	—	1,150	9,021	49,899	—	60,070
Contract liabilities	—	—	—	135,385	—	135,385
Salary and welfare payables	—	2,218	44,980	48,560	—	95,758
Amounts due to VIE companies	9,348	94	—	—	(9,442)	—
Amounts due to Group companies	25,884	1,820,349	32,622	306,567	(2,185,422)	—
Amounts due to related parties	—	—	—	2,404	—	2,404
Accrued expenses and other current liabilities	1,566	1,768	26,246	226,890	(18,685)	237,785
Leasing liabilities-current	—	189	14,480	24,799	—	39,468
Leasing liabilities-non current	—	66	34,363	58,615	—	93,044
Deferred tax liabilities	—	—	—	8,522	—	8,522
Amounts due to Group companies-non current	—	—	—	13,443	(13,443)	—
Total liabilities	36,798	1,825,834	161,712	875,084	(2,226,992)	672,436

Mezzanine equity	—	—	—	23,205	—	23,205

So-Young International Inc. shareholders’ equity	2,596,371	518,262	406,660	118,486	(1,043,408)	2,596,371

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	2,633,169	2,344,096	568,372	1,016,775	(3,270,400)	3,292,012

Selected Condensed Consolidated Cash Flows Information

	As of December 31, 2021
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company receipts/(payments) related to service fee	—	19,529	826,534	(846,063)	—	—
Other operating/administrative activities with external parties	12,117	(42,718)	(423,823)	538,711	—	84,287
Net cash provided by/ (used in) operating activities	12,117	(23,189)	402,711	(307,352)	—	84,287
Purchase of short-term investments	(610,841)	(1,048,963)	(220,000)	(40,000)	—	(1,919,804)
Proceeds from maturities of short-term investments	549,344	2,213,525	180,000	110,000	—	3,052,869
Acquisitions of business combination, net of cash acquired	—	—	(635,970)	(902)	—	(636,872)
Capital contribution to Group companies	—	(860,000)	—	—	860,000	—
Loans to Group companies	(446,270)	—	(289,903)	(164,000)	900,173	—
Repayments from Group companies	764,712	—	68,675	82,006	(915,393)	—
Other investing activities with external parties	—	—	(130,127)	(26,244)	—	(156,371)
Net cash provided by/ (used in) investing activities	256,945	304,562	(1,027,325)	(39,140)	844,780	339,822
Capital contribution from Group companies	—	—	860,000	—	(860,000)	—
Borrowings under loan from Group companies	—	575,270	35,000	289,903	(900,173)	—
Repayments to borrowings under loan from Group companies	—	(846,716)	—	(68,677)	915,393	—
Other financing activities with external parties	(216,743)	—	—	—	—	(216,743)
Net cash (used in)/ provided by financing activities	(216,743)	(271,446)	895,000	221,226	(844,780)	(216,743)
Effect of exchange rate on cash and equivalents	(2,813)	(4,782)	(1,647)	—	—	(9,242)
Net increase/(decrease) in cash and cash equivalents	49,506	5,145	268,739	(125,266)	—	198,124
Cash and cash equivalents at the beginning of the year	6,300	695,001	51,622	392,762	—	1,145,685
Cash and cash equivalents at the end of the year	55,806	700,146	320,361	267,496	—	1,343,809

	As of December 31, 2020
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company receipts/(payments) related to service fee	—	23,433	125,141	(148,574)	—	—
Other operating/administrative activities with external parties	43,212	4,273	(296,612)	428,307	—	179,180
Net cash provided by/(used in) operating activities	43,212	27,706	(171,471)	279,733	—	179,180
Purchase of short-term investments	(402,913)	(1,955,851)	(90,000)	(354,235)	—	(2,802,999)
Proceeds from maturities of short-term investments	808,562	1,715,316	205,000	403,000	—	3,131,878
Loans to Group companies	(823,116)	(32,625)	—	—	855,741	—
Repayments from Group companies	365,401	99	—	—	(365,500)	—
Other investing activities with external parties	(8,266)	—	—	(196,768)	—	(205,034)
Net cash (used in)/provided by investing activities	(60,332)	(273,061)	115,000	(148,003)	490,241	123,845
Borrowings under loan from Group companies	—	823,116	32,625	—	(855,741)	—
Repayments to borrowings under loan from Group companies	—	(365,401)	(99)	—	365,500	—
Other financing activities with external parties	696	—	—	(6,500)	—	(5,804)
Net cash provided by/(used in) financing activities	696	457,715	32,526	(6,500)	(490,241)	(5,804)
Effect of exchange rate on cash and equivalents	(51,506)	(868)	(347)	—	—	(52,721)
Net (decrease)/ increase in cash and cash equivalents	(67,930)	211,492	(24,292)	125,230	—	244,500
Cash and cash equivalents at the beginning of the year	74,230	483,509	75,914	267,532	—	901,185
Cash and cash equivalents at the end of the year	6,300	695,001	51,622	392,762	—	1,145,685

	As of December 31, 2019
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company receipts/(payments) related to service fee	—	57,781	323,409	(381,190)	—	—
Other operating/administrative activities with external parties	30,796	(921)	(188,327)	542,274	—	383,822
Net cash provided by operating activities	30,796	56,860	135,082	161,084	—	383,822
Purchase of short-term investments	(674,916)	(1,838,012)	(225,000)	(260,000)	—	(2,997,928)
Proceeds from maturities of short-term investments	5,996	1,411,874	110,000	200,000	—	1,727,870
Loans to Group companies	(1,294,894)	—	—	(1,500)	1,296,394	—
Repayments from Group companies	661,371	14,266	—	1,500	(677,137)	—
Other investing activities with external parties	(8,250)	—	(1,208)	(55,497)	—	(64,955)
Net cash (used in)/provided by investing activities	(1,310,693)	(411,872)	(116,208)	(115,497)	619,257	(1,335,013)
Borrowings under loan from Group companies	—	1,296,394	—	—	(1,296,394)	—
Repayments to borrowings under loan from Group companies	—	(662,871)	(14,266)	—	677,137	—
Proceeds from initial public offering, net of issuance cost	1,272,860	—	—	(6,283)	—	1,266,577
Other financing activities with external parties	1,819	—	—	—	—	1,819
Net cash provided by/ (used in) financing activities	1,274,679	633,523	(14,266)	(6,283)	(619,257)	1,268,396
Effect of exchange rate on cash and equivalents	48,069	(26,944)	(528)	—	—	20,597
Net increase in cash and cash equivalents	42,851	251,567	4,080	39,304	—	337,802
Cash and cash equivalents at the beginning of the year	31,379	231,942	71,834	228,228	—	563,383
Cash and cash equivalents at the end of the year	74,230	483,509	75,914	267,532	—	901,185

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

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	manage our future growth;
●	offer personalized and competitive online medical aesthetic services;
●	increase the utilization of our service by existing and new users;
●	maintain and enhance our relationships with medical service providers and our other partners;
●	navigate the evolving regulatory environment;
●	enhance our technology infrastructure to support the growth of our business;
●	improve our operational efficiency;
●	attract, retain and motivate talented employees;
●	cope with economic fluctuations; and
●	cope with the effects of the COVID-19 outbreak;
●	defend ourselves against legal and regulatory actions.

Our historical growth rates may not be indicative of our future growth. If we are unable to manage the growth and increased complexity of our business, fail to control our costs and expenses, or fail to execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced growth in our business and operations since our inception. Our total revenues increased by 12.4% from RMB1,151.6 million in 2019 to RMB1,295.0 million in 2020, and further increased by 30.7% to RMB1,692.5 million (US$265.6 million) in 2021. Our gross profit increased significantly by 13.6% from RMB953.0 million in 2019 to RMB1,082.8 million in 2020, and further by 26.0% to RMB1,364.6 million (US$214.1 million) in 2021. Our gross margin increased from 82.8% in 2019 to 83.6% in 2020, and decreased to 80.6% in 2021. However, our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in future periods. Our revenue growth may slow, or our total revenues may decline for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing down of China’s medical aesthetic industry, emergence of alternative business models, and general economic conditions. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

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

Medical service providers make their own decisions regarding the medical services provided to our users. Any incorrect decisions on the part of our service providers or any incorrect decisions made by our own medical treatment facilities may result in undesirable or unexpected outcomes, including complications, injuries and potentially death in the most extreme cases. We may be subject to complaints, claims or legal proceedings initiated by our users as a result of any negative physical reaction to services reserved on our platform or services provided by ourselves. In addition, unsatisfactory services provided by the doctors may result in users bring complaints and claims to us. We have implemented a strict procedure to verify the qualifications and required licenses of the medical service providers we partner with. However, we cannot assure you that all our medical service providers are fully licensed and qualified as required by PRC law. Pursuant to the PRC E-Commerce Law that became effective on January 1, 2019, we are required to verify the identities of the persons doing online businesses over our platform (such as medical service providers on our platform), including but not limited to verification of business licenses and other required qualifications or licenses, and shall take necessary steps if we find out or should have found out that services provided by a service provider do not comply with the requirements of health and safety protections. If we are deemed to have failed to verify the service providers’ qualifications and licenses, or failed to otherwise perform our obligations as a platform with respect to services that are pertinent to the life and health of consumers provided through our platform, we may be subject to potential sanctions under PRC law, including suspension of certain business activities, rectification, compensation, and administrative penalties, and may face civil and criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Consumer Protection” and “—Regulation—Regulations on E-commerce.” Moreover, failure to perform medical services in accordance with various evolving laws and regulations in the PRC could expose us to penalties, claims, regulatory actions or litigations. As of the date of this annual report, two of the consolidated affiliated entities are engaging in aesthetic medical services. We may not be able to avoid malpractice, medical negligence or misconduct exposure, including malpractice, medical negligence or misconduct by our personnel, machine or equipment error. We cannot assure you that we will not be involved in malpractice, medical negligence or misconduct claims in the future. These claims may be brought against us by way of legal proceedings or lodging of formal complaints with the relevant licensing regulatory bodies. Any non-compliance with the relevant regulations may expose us to regulatory actions and administrative penalties, and negatively affect our business operation and financial position. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Medical Liabilities.” And “—Regulation—Regulations on Aesthetic Medical Services”

In addition, as medical aesthetic service focuses on improving our users’ physical appearance, users may have varying expectations of the magnitude of improvement that may result from the medical aesthetic services. Users who are dissatisfied with the services received may request refunds and other compensation from us, complain on our platform and other social media platforms and/or file legal claims against us. We have experienced complaints from our users in the past, and we cannot assure you that we will be able to successfully manage users’ expectation and prevent their complaints, allegations and other claims in the future. Such complaints, allegations and other claims, regardless of merits, may have a material adverse effect on our reputation, business, results of operations, financial condition and prospects. Although we sometimes offer complimentary services, refunds and/or other insignificant amount of monetary compensations to address users’ complaints, the amounts of which have been immaterial historically, we cannot assure you that we can successfully address all user complaints in the future. Moreover, we require all platform users to have full legal capacity, and minors to be accompanied by their legal guardians, when they use medical services reserved or accessed through our platform. However, we cannot assure you that we can prevent all medical service providers from performing medical procedures on minors without parental consent, or prevent all minors from obtaining medical treatment from service providers without providing parental consent. Such non-compliance by users who are minors or by medical service providers could materially and adversely affect our brand image and reputation.

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

We dedicate ourselves to providing transparent information. The information available on our platform includes but is not limited to information provided by medical service providers, including their registration or practicing license details, contact information, the services they provide, the price of such services and reviews and Beauty Diaries associated with the service providers contributed by users. We also connect our users with medical service providers on our platform. We have adopted internal control and platform regulation measures seeking to ensure the authenticity and pertinence of the medical aesthetic information available on our platform and endeavor to prevent the information disseminated on our platform from being considered medical, drug or other medical device advertisements.

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

We face risks associated with our acquisition of Wuhan Miracle and its business.

There can be no assurance that the acquired Wuhan Miracle will bring the anticipated benefits to us. We have limited experience with the research and development, production, sales and agency of medical beauty equipment and we may not be able to successfully integrate Wuhan Miracle into our existing business. We face uncertainties and challenges in navigating the complex regulatory environment, competing effectively in product performance, reliability, quality and safety, and developing and/or upgrading products and services as well as technologies to meet everchanging user needs. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition of Wuhan Miracle. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of Wuhan Miracle could cause an interruption of, or a loss of momentum in, our business and could adversely affect our results of operations. The acquisition and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to realize. We would be subject to and may not be able to successfully manage a variety of additional risks associated with respect to combining Wuhan Miracle with us. These risks include, but are not limited to, the following:

●	challenges in the integration of operations and systems and in managing the expanded operations of a larger and more complex company;
●	challenges in achieving anticipated business opportunities and growth prospects from combining the businesses of Wuhan Miracle with the rest of our businesses;
●	rules and measures governing the production, sales and agency of medical beauty equipment are complex and evolving, and we may not be able to navigate such complex regulatory environment or to respond to future changes in regulatory environment in an effective and timely manner;
●	if our products do not achieve and maintain market acceptance, our business and results of operations could be materially adversely impacted. Because the markets Wuhan Miracle operated in are highly competitive, customers may choose to purchase our competitors’ products or services, which would result in reduced revenue and loss of market share.
●	reduction or interruption in supply or other manufacturing difficulties may adversely affect our manufacturing operations and related product sales;
●	if our products contain defects or encounter performance problems, we may have to recall our products, incur additional unforeseen costs, and our reputation may suffer;
●	we are subject to product liability and negligence claims relating to the use of our products and other legal proceedings that could materially adversely affect our financial condition, divert management’s attention, and harm our business;
●	if we lose key personnel of Wuhan Miracle or are unable to attract and retain additional personnel, our ability to compete will be harmed and increases in labor costs could materially adversely impact our business and results of operations; and
●	unanticipated additional costs and expenses resulting from the integration of additional personnel, operations, products, services, technology and increased internal controls and financial reporting responsibilities could materially adversely impact our business and results of operations

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. Substantially all of our revenues and workforce are concentrated in China. Our financial position, results of operations and cash flows are affected by the trajectory of COVID-19, including its impact on the medical aesthetics industry and the Chinese economy in general. We took a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. These measures reduced the capacity and efficiency of our operations and negatively affected our results of operations. However, the spread of the disease and the preventive actions taken imposed a strong restraining effect on attracting customers and conducting medical treatments in the entire medical aesthetics industry.

The COVID-19 pandemic may further adversely affect our financial condition and operating results for 2022, including but not limited to negative impact to our total revenues or impairment to our long-term investments. Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including varying levels of travel restrictions and stay-at-home orders. In March 2022, due to the spread of COVID-19 in China, Chinese government imposed lockdown in certain cities and districts, including Shanghai. Because of the uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at the time of this annual report. In addition, we cannot predict the impact the COVID-19 pandemic had and will have on our service providers. To the extent the COVID-19 pandemic continues to adversely affect our business, results of operations, and financial condition, it may also have the effect of heightening many of the other risks described in these “Risk Factors” or elsewhere in this annual report. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, will materially adversely impact our business, results of operations, and financial condition. Potential impacts include, but are not limited to, the following:

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

Uncertainty resulting from the non-binding proposal letter and other related matters may adversely affect our business.

On November 22, 2021, we received a preliminary non-binding proposal letter, or the Proposal Letter, from Mr. Xing Jin, our co-founder, chairman of the board of directors and chief executive officer, to acquire all of our outstanding Class A ordinary shares that are not already owned by Mr. Jin and his affiliates for a purchase price of $5.30 per ADS, or US$6.89 per Class A ordinary share, in cash. On November 22, 2021, our board of directors formed a special committee consisting of three independent directors, Messrs. Charles Zhaoxuan Yang, Chao He and Harry Jiannan Wang, to evaluate and consider the Proposal Letter. The special committee has retained Duff & Phelps, LLC as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel to assist it in this process. As of the date of this annual report, no decisions have been made with respect to the Proposal Letter or any alternative strategic option that we may pursue. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal Letter or that any other transaction will be approved or consummated. Moreover, the proposal or any alternative strategic option, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. Also, certain events and developments relating to the proposal may increase the volatility of the trading price of the ADSs. Furthermore, we could be subject to potential lawsuits in connection with the proposed transaction.

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

Our business generates and processes data in the ordinary course, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.

As a business that provides mobile apps and generates revenue primarily from online subscriptions, we face risks inherent in handling and protecting data and are subject to various regulatory requirements relating to the security and privacy of data. The challenges we face relating to our handling and protection of data include, in particular:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees and business partners;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Security” and “—Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	The CAC issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires that, among others, network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

●	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. Additionally, the Civil Code promulgated in 2020 provides specific provisions regarding the protection of personal information.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the PRC. We cannot predict the impact of the Revised Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.

Any failure, or perceived failure, by us, or by our business partners, to comply with any applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in the suspension or even removal of our apps, as well as civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. For example, in November 2021, So-Young mobile app, one of our apps, was removed from app stores for improperly collecting personal information in violation of PRC laws and regulations. Since then, we have taken a series of measures, including the formation of a special task force to investigate and rectify the problem to ensure the security of users’ personal information. We had rectified our user personal information collection practice to comply with relevant laws and regulations, and submitted a report to local branch of the CAC in Beijing in January 2022. In April 2022, we were notified that our rectification measures were in compliance with PRC laws and regulations and So-Young mobile app was reinstated in app stores and available for downloads. As of the date of this annual report, we have not received any further notices or penalties from the relevant governmental authorities. We will continue to update our user personal information collection practice to comply with relevant laws and regulations but we cannot assure you that our data privacy system will always be considered sufficient under applicable laws and regulations and other privacy standards. If our app is ordered to be removed again from the app stores, or if fines or other restrictions are imposed on our business or other penalties and sanctions are imposed on us as a result of any cybersecurity review that we might be required to undergo in the future, the growth and usage of our platform in China will suffer, which would materially and adversely affect our business, financial condition, results of operations and prospects.

We have been, and may continue to be, subject to liabilities for infringement, misappropriation or other violations of third-party intellectual property rights or other allegations based on the content available on our platform or services we provide.

We have historically been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects. We allow users to upload written materials, images, videos and other content on our platform and download, share, link to and otherwise access audio, video and other content on our platform. In addition, we regularly distribute articles, images, audios, videos and other content on our platform and our social media accounts. Although we have set up comprehensive procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available on our platform, it is not possible for us to identify and remove or disable all potentially infringing content that may exist. As a result, third parties may take action and file claims against us if they believe that certain content available on our platform violates their copyrights, rights of reputation, image rights or other intellectual property rights. We have been involved in litigation based on allegations of infringement of third-party intellectual property, including rights of reputation and image rights, due to the content available on our platform. We paid (or are obligated to pay) an aggregate of RMB4.76 million (US$0.75 million) to plaintiffs in alleged intellectual property right infringement lawsuits against us in 2021, as a result of settlements or adverse judgments. As of December 31, 2021, a total of 30 lawsuits against us in connection with our platform were still pending, with the aggregate amount of damages sought under these pending cases being approximately RMB6.5 million (US$1.02 million).

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

As the market for online medical aesthetic services is relatively new, rapidly evolving and intensely competitive, we expect competition to continue and intensify in the future. We face competition from leading search engines, other online medical aesthetic service platforms and general online e-commerce platforms. We expect competition to intensify in the future as current competitors diversify and improve their service offerings and as new participants enter the market. We cannot assure you that we will be able to compete effectively or efficiently with current or future competitors. They may be acquired by, receive investment from or enter into strategic relationships with established and well-financed companies or investors, which would help enhance their competitiveness. Furthermore, the current competitors and new entrants in the online medical aesthetic industry may also seek to develop new service offerings, technologies or capabilities that could render some of the services we offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than we do. The medical aesthetic service market in mainland China faces competition from developed markets such as South Korea, Japan, Hong Kong and Taiwan. The failure of service providers in mainland China to compete effectively against their overseas counterparts may materially and adversely impact our financial results. The occurrence of any of these circumstances may hinder our growth and reduce our market share, and thus our business, results of operations, financial condition and prospects would be materially and adversely affected.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the MOFCOM, the Ministry of Industry and Information Technology, or MIIT, national and local health commissions, the National Radio and Television Administration or NRTA, the National Medical Products Administration, or the NMPA, the State Administration for Industry & Commerce, and other governmental authorities in charge of the relevant categories of services offered by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online medical aesthetic business, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment.

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

In addition, medical device manufacturers are subject to periodic licensing renewal requirements and inspections by various government agencies and departments. The evolving industry regulations have increased the difficulty and uncertainty of new product registration, which may affect the renewal of Wuhan Miracle’s production certification and new product registration, which will have an adverse impact on Wuhan Miracle’s operation. Wuhan Miracle has obtained all relevant domestic and international licenses and product quality certifications for its existing products. However, due to prolonged medical device certification and registration process, we cannot assure you that Wuhan Miracle will be able to obtain relevant certification and complete requisite registration in time, which may delay the launch of its new products. If Wuhan Miracle fails to obtain the product registration certificate, it may have an adverse impact on our business operations and development. Moreover, any changes in laws and regulations could require us to obtain additional licenses, permits, approvals or certificates, impose additional conditions or requirements for the renewal of the licenses of the medical device, or result in the invalidation of our currently owned licenses.

As of December 31, 2021, we had not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities for lack of approvals and permits. However, we cannot assure you that we will not be subject to any warning, investigations or penalties in the future. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits, or subject to various penalties, including fines, termination or restrictions of the part of our business or revoking of our business licenses, which may adversely affect our business and materially and adversely affect our business, financial conditions and results of operations.

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

While we have generated net income historically, we incurred net loss in 2021. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, attract users, further enhance and develop our service offerings, enhance our technology capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the transaction volume achieved on our platform may be lower than expected, which may lead to lower-than-expected revenues. Furthermore, we have adopted a share incentive plan in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate all of our total revenues from information, reservation services fees charged to medical aesthetic service providers we partner with and sales of equipment. Any material decrease in our information or reservation services fees, or sales of equipment would have a substantial impact on our financial condition. As a result of the foregoing and other factors, we may again incur net losses in the future.

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

The performance of our businesses is subject to seasonal fluctuations. Our business is typically the slowest during the Chinese New Year, which generally falls in the first quarter of the year. In contrast, our business is the strongest and we experience highest volume of sales and platform activities in the fourth quarters of a year. As a result, we believe that comparisons of our operating results over any interim periods in the past may not be an accurate indicator of our future performance. Overall, the historical seasonality of our business has been relatively mild due to our growth, but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy in 2022 is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Recently, there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

We have adopted the Second Amended and Restated 2018 Share Plan, or the 2018 Plan, in March 2019 for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2018 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the 2018 Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. As of February 28, 2022, options to purchase 2,061,149 ordinary shares were granted and outstanding under the 2018 Plan.

Our board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards shall initially be 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of this Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by our board of directors. As of February 28, 2022, 462,364 awards have been granted and outstanding under the 2021 Plan.

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

Following the identification of the material weakness, we have taken measures to remedy the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020 and December 31, 2021 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures—Changes in Internal Control Over Financial Reporting.” In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2020 and December 31, 2021. Our management has excluded Wuhan Miracle from our assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by us in a business combination during 2021. The total assets and total revenues of Wuhan Miracle excluded from our assessment represent 15% and 7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

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

Foreign ownership of certain telecommunication businesses and certain other businesses, such as provision of online medical aesthetic information and services, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of online medical aesthetic information and service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are an exempted company incorporated in the Cayman Islands. Beijing So-Young Wanwei Technology Consulting Co., Ltd., or So-Young Wanwei, is our PRC subsidiary and a wholly foreign-owned enterprise under PRC laws. To comply with PRC laws and regulations, we conduct our businesses in China through Beijing So-Young Technology Co., Ltd., or Beijing So-Young, and Beijing Chiyan Medical Beauty Consulting Co., Ltd., or Beijing Chiyan, the consolidated affiliated entities, and their subsidiaries, based on a series of contractual arrangements by and among So-Young Wanwei, the consolidated affiliated entities and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Because of these contractual arrangements, we are the primary beneficiary of the consolidated affiliated entities and consolidate their financial results under U.S. GAAP.

We are a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the variable interest entities with which we have maintained contractual arrangements and their subsidiaries in China. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs which contribute to 93.0% of our revenues in 2021. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

In the opinion of our PRC counsel, CM Law Firm, the ownership structure of So-Young Wanwei and the consolidated affiliated entities does not result in any violation of PRC laws and regulations currently in effect, and the contractual arrangements between So-Young Wanwei, the consolidated affiliated entities and their respective shareholders as governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the consolidated affiliated entities in China that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the consolidated affiliated entities, we may not be able to consolidate the entities in the consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with consolidated affiliated entities and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated affiliated entities. For example, the consolidated affiliated entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the consolidated affiliated entities in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the consolidated affiliated entities and their respective shareholders of their obligations under the contracts to exercise control over the consolidated affiliated entities respectively. The shareholders of the consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the consolidated affiliated entities. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a consolidated affiliated entities should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entities’ contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated affiliated entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the consolidated affiliated entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the consolidated affiliated entities or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of any of the consolidated affiliated entities were to refuse to transfer their equity interests in the consolidated affiliated entities to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated affiliated entities, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of the consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Beijing So-Young are Mr. Hui Shao, Mr. Xing Jin and Mr. Tao Yu, and the shareholders of Beijing Chiyan are Mr. Xing Jin and Mr. Tao Yu. Mr. Xing Jin is our co-founder and chief executive officer, and Tao Yu is our co-founder. Nevertheless, conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of the consolidated affiliated entities. These shareholders may breach, or cause the consolidated variable entities to breach, or refuse to renew, the VIE Contractual Arrangements we have with them and the consolidated variable entities, which would have a material and adverse effect on our ability to effectively control the consolidated variable entities and receive economic benefits from such entity. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe fiduciary duties to our company, including duties to act in good faith and in what they believe to be the best interest of our company and not to use their positions for personal gain. The shareholders of the consolidated affiliated entities have executed powers of attorney to appoint So-Young Wanwei or a person designated by So-Young Wanwei to vote on their behalf and exercise voting rights as shareholders of the consolidated affiliated entities. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated affiliated entities owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the consolidated affiliated entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the consolidated affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our affiliated entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the consolidated affiliated entities that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the consolidated affiliated entities, the entity holds certain assets that are material to the operation of our business, including permits, domain names and most of our IP rights. If any of the consolidated affiliated entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the consolidated affiliated entities may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If any of the consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations, and our ADSs may decline significantly in value or become worthless.

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

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

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

Risks Related to Doing Business in China

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In March and April 2022, the SEC issued and continually updated its “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report on Form 20-F. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our future offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our future offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only and it is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website in relation to the Draft Provisions and the Draft Administration Measures, the respondent CSRC official indicated that the proposed new filing requirement will start with IPO candidates and listed companies seeking to carry out activities such as follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all, in our future offshore offerings, if any.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, such as a cybersecurity review, are required for our future offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our revenues are derived from China. Accordingly, our results of operations, financial condition and prospects are influenced to a significant degree by political, economic, social conditions and government policies in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China. The Chinese government also exercises significant control over China’s economy through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and the variable interest entities. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or natural persons acquire an affiliated PRC domestic enterprise. After the Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. Moreover, the Anti-Monopoly Law requires that the SAMR (or MOFCOM before March 2018) shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or to make additional capital contributions to our PRC subsidiary and variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to registration with the SAMR or its local branches, the information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks. In addition, (a) any foreign loan procured by our PRC subsidiaries and consolidated affiliated entities is required to be registered with the SAFE or its local branches or filed with SAFE in its information system, and (b) each of our PRC subsidiaries and consolidated affiliated entities may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits (as defined below). See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.” Any loan to be provided by us to our PRC subsidiaries, consolidated affiliated entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries and consolidated affiliated entities. If we fail to receive such approvals or complete such registration or filing, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our PRC subsidiaries under this circumstance because we can increase the registered capital of our PRC subsidiaries by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary (the “Risk-Weighted Approach and the Net Asset Limits”). According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt mechanism and the Notice No. 9 Foreign Debt mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our PRC subsidiaries are no longer able to choose the Current Foreign Debt mechanism, our ability to provide loans to our PRC subsidiaries or the consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. SAFE Circulars 19 and 16 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our PRC subsidiaries. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer to and use in China any foreign currency, which may adversely affect our business, financial condition and results of operations.

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

Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and the relevant implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines. The Anti-Monopoly Guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines were newly promulgated, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects.

According to the PRC Anti-unfair Competition Law, unfair competition, which refers to the production and operating activities where the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-unfair Competition Law, shall be prohibited. Pursuant to the PRC Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the PRC Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities depending on the specific circumstances.

In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC, and the former State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the PRC regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and antimonopoly related laws recently. For example, in April 2021, the SAMR, the Cyberspace Administration of China and the SAT, held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among others, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, making use of big data analysis to the disadvantage of existing customers, etc., shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, infringing consumers rights and interests, etc., they will be imposed with more severe penalties in accordance with the laws. We have been conducting necessary self-inspection in accordance with such guidance. In addition, on October 23, 2021, the SCNPC published a draft amended Anti-Monopoly Law for public comment, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its sales from the last fiscal year if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The draft also proposes the relevant authorities to investigate a transaction where there is evidence indicating that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. We cannot guarantee you that we will not be subject to similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the PIPL provide that no entity or individual within the territory of the PRC shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China, and restrictions on the provision of documents, materials, data and personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

Risks Related to Our ADSs

The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. For example, due to the COVID-19 outbreak, the stock market has experienced extreme volatility and circuit breakers have repeatedly halted trading in all U.S. stocks. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

On May 7, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$70 million of our ADSs or ordinary shares over the next 12 months through May 7, 2022.

Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs. Furthermore, share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

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

Mr. Xing Jin, our co-founder, chairman of the board of directors and chief executive officer, beneficially owned all of our issued Class B ordinary shares as of February 28, 2022. These Class B ordinary shares constitute 15.1% of our total issued and outstanding share capital and 83.4% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Jin has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions, and may take actions that are not in the best interest of us or our other shareholders. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and SEC enforcement actions.

We had been and may in the future be the subject of unfavorable allegations made by short sellers. On May 6, 2021. Blue Orca Capital issued a short seller report on us, causing anxiety and market disturbance, leading to abnormal share price movements. Any such allegations in the future may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our ADSs could be greatly diminished.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of or trading volume for our ADSs to decline.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD, and (v) certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

As a Cayman Islands exempted company listed on Nasdaq Stock Market LLC, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market LLC rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For example, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2021. We may, however, hold annual shareholders meetings in the future. In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the adoption of the 2021 Share Incentive Plan. We may continue to rely on these or other exemptions in the future, and our shareholders may be afforded less protection than shareholders of companies that are subject to these corporate governance requirements as a result.

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

We will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of the VIEs (and their subsidiaries) for U.S. federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not presently expect to be a PFIC for the current taxable year or any future taxable year.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be or become a PFIC for the current taxable year or any future taxable year, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs (which may be volatile), fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years. In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIEs (and their subsidiaries) for United States federal income tax purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Taxation—U.S. Federal Income Tax Considerations) holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

In September 2019, we incorporated Beijing Chiyan Medical Beauty Consulting, Ltd., or Beijing Chiyan, a limited liability company established under the laws of the PRC, to provide medical aesthetic consulting services. Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Beijing Wanwei entered into a series of contractual arrangements, as amended and restated, with Beijing So-Young, Beijing Chiyan and their respective shareholders, through which we obtained control over Beijing So-Young, Beijing Chiyan and their subsidiaries. As a result, we are regarded as the primary beneficiary of Beijing So-Young, Beijing Chiyan and their subsidiaries. We treat them as the consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in the consolidated financial statements in accordance with U.S. GAAP. We refer to Beijing Wanwei as our wholly foreign owned entity, or WFOE, and to Beijing So-Young and Beijing Chiyan as our variable interest entities, or VIEs, in this annual report.

On May 2, 2019, the ADSs representing our Class A ordinary shares commenced trading on Nasdaq under the symbol “SY.” We raised from our initial public offering US$187.5 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

On June 28, 2021, we entered into definitive agreements with Wuhan Miracle and shareholders of Wuhan Zeqi Technology Co., Ltd. (“Wuhan Zeqi”), a shareholder of Wuhan Miracle, to acquire controlling interest in Wuhan Miracle for a total consideration of RMB 791 million. The transaction was completed on July 22, 2021.

On November 22, 2021, we received a preliminary non-binding proposal letter, or the Proposal Letter, from Mr. Xing Jin, our co-founder and chairman of the board of directors and chief executive officer, to acquire all of our outstanding Class A ordinary shares that are not already owned by Mr. Jin and his affiliates for a purchase price of $5.30 per ADS, or US$6.89 per Class A ordinary share, in cash. On November 22, 2021, our board of directors formed a special committee consisting of three independent directors, Messrs. Charles Zhaoxuan Yang, Chao He and Harry Jiannan Wang, to evaluate and consider the Proposal Letter. The special committee has retained Duff & Phelps, LLC as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel to assist it in this process. As of the date of this annual report, no decisions have been made with respect to the Proposal Letter or any alternative strategic option that we may pursue. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry- Uncertainty resulting from the non-binding proposal letter and other related matters may adversely affect our business.”

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

B.            Business Overview

Overview

So-Young is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. We present users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, we are well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market. Our business model comprises four integrated components: (i) our original, reliable and professional content and its distribution through major social media networks and our targeted media platforms in China, (ii) our engaged social community characterized by signature users of all levels of experience and medical professionals generated content, (iii) our transparent and user-friendly online reservation services for medical aesthetic treatment, and (iv) the research, development, production, sales and agency of laser and other optoelectronic medical beauty equipment.

Our vibrant and trustworthy social community allows our users to discover the latest medical aesthetic treatment trends and helps them make purchase decisions. The personal experience shared by users who had undergone medical aesthetic treatment further builds the trust that is critical for others who wish to have similar treatment. We had a large depository of day-by-day, case-based blogs called Beauty Diaries. We also encourage users to rate, review and share their treatment experience on our platform. We believe the user-generated content, ratings and reviews on our platform incentivize medical aesthetic service providers to offer high-quality and diversified treatment with transparent pricing. We continue to optimize the online transaction experience and strengthen our digital capabilities. We believe the robust technology and intelligent algorithms analyze user behavior to make fast and accurate recommendations and help decision-making online. We are also expanding our advantages in surgical area. On the non-surgical product side, we are strengthening the standardization of non-surgical procedures and enhancing our management and control of products and equipment to optimize user experience. We are also expanding into the dental, dermatology, ophthalmology, gynecology, and physical examination services in China.

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

We are also exploring other sectors in the medical aesthetic industry. Our acquisition of the controlling interest in Wuhan Miracle allows us to expand the scope of our business, achieve greater synergy and provide more closed-loop medical aesthetic services leveraging our strong brand image, extensive cooperation with medical aesthetic service providers and leading position in the medical aesthetics industry.

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

In 2019, 2020 and 2021, our average monthly UVs reached 11.9 million, 16.5 million and 14.3 million, and our average mobile MAUs reached 2.9 million, 7.1 million and 8.5 million, respectively.

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

In 2021, we released our third version of the Emerald Doctor list. Doctors on the Emerald Doctor list must pass verified qualification checks. We have formed an evaluation committee comprised of professionals from different areas to assess the doctors based on numerous rating criteria. We also review the listed doctors regularly. We are committed to creating an industry-recognized list of best doctors that enhances trust and improves user stickiness. We believe this feature will become a standard of quality in the medical aesthetics industry and help drive traffic to the listed doctors.

Trustworthy Social Community

Our platform hosts an open and vibrant community of medical aesthetic consumers, from new comer to medical aesthetic influencers. Users utilize our community to share a wide range of medical aesthetic experiences such as medical aesthetic procedure and skin care tips. Users also frequently provide reviews of medical aesthetic services or products, post questions and receive answers from medical aesthetic service providers and professionals. We offer the following mechanisms to promote social interaction among users and between users and medical aesthetic service providers on our platform:

●	Share. Users can easily share their experience on particular medical aesthetic treatment on our So-Young app by posting Beauty Diaries and providing short reviews and ratings.
●	Follow. Users can establish relationships with other users and medical aesthetic service professionals by electing to follow them.
●	Comment, Like, Favorite. Users can leave comments on all formats of content, including Beauty Diaries, videos and articles, and reviews in online reservation function, by clicking on the “Comment” button, and the author may reply to the comments. If users like the content, they can click on the Like button to express their support for the author. At the bottom of each content module, users can see how many people have commented on or liked the content. Users can also save most types of content into their favorites by clicking on the Favorite button.
●	Messaging. Users can send private messages among one another or to medical service providers and medical professionals in the form of text or voice recordings and can attach photos or Beauty Diaries on our platform.

●	Q&A. Users can raise questions addressed to particular medical professionals or medical aesthetic service providers in general. We urge our medical service providers and medical professionals to respond quickly to the questions.
●	Community Project. We launched our “So-Young Ambassadors” project, which promoted content development and drove community engagement. Users can produce and share beauty diaries based on their real treatment experiences. The project generated premium articles and has attracted many users to onboard our platform.
●	User Experience. For some online products, users can enjoy advanced medical beauty insurance payment, product authenticity guarantee and a hassle-free experience free of charge.

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

As of December 31, 2019, 2020 and 2021, there were over 8,700, 11,000 and 13,000 medical service providers on our platform, respectively, including approximately 6,100 medical aesthetic service providers and 2,600 other consumption healthcare service providers in 2019, approximately 6,900 medical aesthetic service providers and 4,200 other consumption healthcare service providers in 2020 and approximately 8,400 medical aesthetic service providers and 5,000 other consumption healthcare service providers in 2021. Consumption healthcare services that can be reserved through our platform include dermatology, dentistry and orthodontics, ophthalmology, physical examinations, gynecology and human papilloma virus vaccines, and postnatal care.

Reservation Services

We provide reservation services on behalf of medical aesthetic service providers when a medical or beauty treatment is performed for our user through reservation from our platform. We typically charge an average rate of approximately 10% of the total amount paid by users for services introduced through our online reservation function. In 2021, we had 556.1 thousand users who purchased medical aesthetic services through our platform. In addition, we launched our So-Young PASS program in 2020. We collaborate with medical aesthetic service providers to provide standardized services with transparency on medical aesthetic treatment details, such as the medical aesthetic devices used and the service provider credentials. Users can purchase So-Young PASS through So-Young mobile app or So-Young PASS from Weixin Mini programs to receive certain number of medical aesthetic services depending on the type of treatment they intend to receive and their aesthetics needs.

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

Wuhan Miracle

Wuhan Miracle is mainly engaged in the research and development, production, sales and agency of laser and other optoelectronic medical beauty equipment, providing users with a variety of laser and other optoelectronic medical and beauty solutions. Its products primarily include laser and other optoelectronic medical beauty equipment in cosmetic and urological sectors. It also provides sales and technical services for spare parts of related products. Wuhan Miracle has developed and maintained an integrated system of raw material procurement, research and development, production and distribution suitable for its growth.

Medical beauty equipment

Wuhan Miracle’s medical beauty equipment products primarily include Photon therapy device, LED light wave therapy device, laser/intense pulsed light therapy system, ruby laser therapy device, semiconductor laser hair removal machine, hydrodynamic assisted liposuction system, and Jetpeel-Mini medical beauty device. These can be used for refining dull skin, loose skin, wrinkles, large pores, rough skin, hair removal, cutting vaporized skin tissue; removing vascular and pigmented blemishes in the skin; treating psoriasis, vitiligo, allergic dermatitis; hydrodynamic assisted liposuction treatment in plastic surgery for; and general beauty care. Below are the details of each of these products:

●	Photonic therapy device: Treatment of pigmented skin, vascular skin, abnormal lesions due to ageing and removal of unwanted hair;
●	Semiconductor laser hair removal device: Removal of unwanted hair;
●	Nd:YAG laser therapy device: 1064nm laser for treatment of blue-black tattoos, nevus of Ota, nevus of melanosis, and secondary hyperpigmentation; 532nm laser for treatment of freckles, age spots and coffee spots;
●	Carbon dioxide laser treatment machine: Treatment of pigmented moles, sweat tumors, flat warts and common warts with an area less than 1 cm2;
●	LED light wave therapy device: Irradiating human soft tissues to achieve anti-inflammatory, analgesic, anti-infective and restorative effects;
●	Pneumatic liquid injector: Injecting sodium hyaluronate to the dermis of face;
●	UV excimer therapy device: Assisted irradiation therapy for vitiligo and psoriasis;
●	Excimer laser treatment system: UVB light therapy for psoriasis, vitiligo, hereditary allergic dermatitis and leukoplakia;
●	Semiconductor laser hair removal machine: Removal of excessive skin hair;
●	Erbium (Er: YAG) laser therapy machine: Treatment of acne scars and wrinkles;
●	Ruby laser therapy device: Treatment of benign skin pigmented lesions and removal of black, dark blue and green tattoos;
●	Laser/intense pulse light treatment system: 1064 nm wavelength for hair removal, wrinkle improvement and treatment of benign vascular lesions; 1320 nm wavelength for wrinkle improvement; 2940 nm wavelength for skin peeling and wrinkle improvement; and intensely pulsed light for benign skin pigmented lesions, benign vascular lesions treatment and hair removal;
●	Hydrodynamic assisted liposuction system: Hydrodynamic assisted liposuction treatment in plastic surgery;
●	Jetpeel-Mini medical beauty device: Deep skin cleansing and needle-free introduction of skin care products.

Urological equipment

Wuhan Miracle’s urological equipment mainly consists of its semiconductor laser therapy machine, which can be used for treatment of benign prostatic hyperplasia and urinary stones.

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

Sales

We sell medical and medical beauty equipment, including self-produced products and third-party produced products, to offline medical aesthetic service providers and hospitals.

Manufacturing

We manufacture our medical and medical beauty equipment at our facilities in China.

We purchase both custom and off-the-shelf components from a large number of suppliers and subject them to stringent quality specifications and processes. We work closely with our suppliers to help ensure continuity of supply while maintaining high quality and reliability. Generally, we have been able to obtain adequate supplies of raw materials and components. We purchase the majority of our components and components through purchase orders rather than long-term supply agreements and generally do not maintain large volumes of finished goods relative to our anticipated demand.

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

As of December 31, 2021, we had a research and development team with 605 employees, including those focusing on technology development to support every aspect of our business operation, those focusing on artificial intelligent algorithm design and development, those focusing on underlying data and technology maintenance, and those focusing on the constant improvement of our existing products and the introduction of new products.

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

Competition

The online medical aesthetics industry in China is highly competitive and rapidly evolving. Our primary competitors in the online medical aesthetics industry include (i) leading search engines, (ii) other online medical aesthetic service platforms, and (iii) general online e-commerce platforms. The medical and beauty equipment industry is also highly competitive and we expect that it will become even more competitive in future. We primarily compete with other medical and beauty equipment providers.

We compete primarily on the basis of the following factors: (i) the rich and specialized content on medical aesthetic treatment for our targeted user base; (ii) our ability to seamlessly connect content and users with medical aesthetic service providers; (iii) the superior decision-making process on our platform; (iv) our large and active user base; (v) pricing of medical aesthetic treatment that could be reserved on our platform; (vi) our ability to attract and retain medical aesthetic service providers; (vii) medical aesthetic service provider validation, and treatment quality control; (viii) brand recognition and reputation; (ix) our product and service quality; (x) the effectiveness of our branding and marketing activities; (xi) technological innovation and (xii) the experience and expertise of our management team.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law in the PRC, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights.

As of December 31, 2021, we own 863 registered trademarks, copyrights to 154 software programs developed by us relating to various aspects of our operations, copyrights to 108 literature and art works, 99 issued patents, and 40 registered domain names, including soyoung.com.

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

We engage in business activities that are value-added telecommunication services as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Beijing So-Young, the consolidated affiliated entity, has obtained a Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License, which will remain effective until August 20, 2025, and an EDI License which will remain effective until January 3, 2024. Beijing Meifenbao Technology Co., Ltd., a subsidiary of Beijing So-Young, has also obtained an ICP License, which will remain effective until April 25, 2023. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Foreign Investment

The Foreign Investment Catalog

Investments conducted by foreign investors in the PRC are subject to the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access (2021), or the Negative List, which were jointly promulgated by the National Development and Reform Commission and the MOFCOM on December 27, 2020 and December 27, 2021, and became effective on January 27, 2021 and January 1, 2022, respectively. The Negative List sets out the special administrative measures stipulated by the State for foreign investment’s access to specific areas, pursuant to which foreign investors would not be allowed to make investments in prohibited industries under the Negative List, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in the fields that are included in the Negative List. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

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

Regulations on Foreign Investment in the Value-added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that foreign investors may not hold a majority equity interest in such joint ventures. In addition, foreign investors must demonstrate significant experience in a value-added telecommunications business as well as a good business track record, which will be repealed by the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, or the Decision, on May 1, 2022. As of the date of this annual report, the Decision has not become effective, and due to the lack of further clarification or detailed rules and regulations, there are still uncertainties regarding the interpretation and implementation of the Decision.

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

For instance, Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the Internet Content Measures and the Provisions on Ecological Governance of the Internet Information Content specify a list of illegal content. Internet information providers are prohibited from producing, copying, publishing or distributing illegal or prohibited information that is humiliating or defamatory to others, or contains obscene, incendiary, political content or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions, including legal sanctions, suspending our business for rectification, closing our website, revoking the licenses needed to operate our platform, or removing our So- Young mobile app from application stores. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.” Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain an ICP License.

Regulations on Advertising

On October 27, 1994, the SCNPC promulgated the Advertising Law, as amended most recently on April 29, 2021. The Advertising Law requires that advertisers, advertising operators, and advertisement publishers shall abide by the laws and administrative regulations, and by the principles of fairness and good faith while engaging in advertising activities. Administrative departments for market regulation at and above the county level are in charge of supervision and administration of advertising.

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

On November 11, 2021, the SAMR enacted the Law Enforcement Guide on Medical Cosmetology Advertising, or the Guide, which indicted that “medical cosmetology advertising” refers to any commercial advertising that directly or indirectly introduces a medical cosmetology institution or medical cosmetology services through certain media or in any form. Market regulatory authorities shall rectify various medical cosmetology advertising chaos according to law and strive to solve problems with great harm and high public concern, with focus on crackdown on the following circumstances: (i) violating good social practices by creating “appearance anxiety”; (ii) advertising any drug or medical device that has not been approved by or filed for record with the drug authority in violation of laws and regulations governing drugs, medical devices, advertising, etc.; (iii) publicizing an y medical treatment item or service item that has not been approved by or filed for record with the health authority; (iv) publicizing the treatment effect or making any promise on the safety and efficacy of treatment; (v) using the name and image of the industry association or any other social community or organization as proof or using the name or image of a patient to compare the effects of treatment before and after treatment or to prove the same; (vi) using an advertising spokesperson to recommend or certify for medical cosmetology, and a so-called “recommendation officer” or “experience officer” appearing in a medical cosmetology treatment advertisement shall be deemed as an advertising spokesperson if he/she uses his/her own name or image to recommend a medical cosmetology treatment; (vii) publishing medical cosmetology treatment advertisings in a disguised form such as introduction of health or youth preservation knowledge, personal interviews, or news reports, etc. (viii) publicizing disease treatment functions relating to medical cosmetology treatment on food, health food, disinfection products or cosmetics; and (ix) other violations of advertising laws and regulations that seriously infringe upon the rights and interests of the people.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits may have material impacts on our operations.”

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

In March 2021, the SAMR promulgated the Administrative Measures for Online Trading Supervision, or Online Trading Measures, which became effective on May 1, 2021, to regulate the business of products sale and services provision through the internet, which provides general obligations and responsibilities of online trading operators and online trading platform providers. The SAIC issued the Guidelines for the Performance of Social Responsibilities by Online Trading Platform Operators on May 28, 2014 to regulate online product trading and the relevant services, guide online trading platform operators to actively perform social responsibilities, protect the lawful rights and interests of consumers and business operators, and promote the sustainable and healthy development of the online economy. These guidelines aim at enhancing the social responsibilities of online trading platforms.

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

Regulations on Internet Drug Information Service

The Administrative Measures on Internet Drug Information Service was promulgated by the CFDA in July 8, 2004 and amended in November 17, 2017 and came into effect on November 17, 2017, pursuant to which the internet drug information services is to provide drug (including medical device) information services to online users; services are divided into commercial internet drug information services and non-commercial internet drug information services. The website operator that provides drugs (including medical devices) information services must obtain an Internet Drug Information Service Qualification Certificate from the competent counterpart of the CFDA. The valid term for an Internet Drug Information Service Qualification Certificate is five years and may be renewed at least six months prior to its expiration date upon a re-examination by the relevant governmental authorities. Furthermore, as requested by Internet Drug Measures, the information relating to drugs shall be accurate and scientific in nature, and its provision shall comply with the relevant laws and regulations. No product information of stupefacient, psychotropic drugs, medicinal toxic drugs, radiopharmaceutical, detoxification drugs and pharmaceutics made by medical institutes shall be distributed on the website. In addition, advertisements relating to drugs (including medical devices) shall be approved by the CFDA or its competent counterparts. To comply with the relevant laws and regulations, Beijing So-Young, the consolidated affiliated entity, has obtained an Internet Drug Information Service Qualification Certificate, which will remain effective until December 27, 2023.

Regulations on Medical Devices

Sales of Medical Devices

In the PRC, medical devices are classified into three different categories, Class I, Class II and Class III, based on the invasiveness of and risks associated with each medical device. According to the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which were promulgated by the CFDA on July 30, 2014 and last amended on March 10, 2022, and which will become effective on May 1, 2022, business operations of medical devices are administered by category depending on the degree of risks of medical devices. Doing business for Class I medical devices will not require licensing or record-filing, while operations of Class II medical devices and Class III medical devices shall be subject to administration by record-filing and by licensing respectively. Also, the medical device operator shall bear the legal liability for any act of purchasing or selling medical devices performed by its offices or sales persons in its name, shall establish and put in practice the purchase inspection records system, and shall purchase medical devices from qualified manufacturers or operators. According to the Measures for the Administration and Supervision of Online Sales of Medical Devices, which were promulgated by the CFDA on December 20, 2017, and came into effect on March 1, 2018, enterprises engaged in online sales of medical devices shall be medical device production and operation enterprises that have obtained, or filed application of, a medical device production license or operation license in accordance with the law, unless such license or application is not required by laws and regulations. Providers of third-party platforms providing online trading service for medical devices shall take technical measures to guarantee that data and materials in respect of online sales of medical devices are authentic, complete and traceable and shall obtain the Qualification Certificate for Medicine Information Services on the Internet in accordance with the law.

Beijing So-young Qingyang Medical Devices Co., Ltd. has obtained a Medical Devices Operating License for wholesale of Class-III medical devices, which will remain effective until April 13, 2022, and a Medical Devices Operating Filing for wholesale of Class II medical devices. In addition, Hainan So-young Medical Technology Co., Ltd. has obtained a Medical Devices Operating License, which will remain effective until November 28, 2026, and a Medical Devices Operating Filing for wholesale of Class II medical devices.

Production of Medical Devices

According to the Regulations on the Supervision and Administration of Medical Devices, which were promulgated by the PRC State Council on January 4, 2000 and latest amended and came into effect on June 1, 2021, to engage in the production of Class II and Class III medical devices, an entity shall apply for a production permit to the drug regulatory department of the people’s government of the province, autonomous region or municipality where it is located and submit the relevant materials that meet the conditions and the registration certificate of the medical devices to be produced. Enterprises engaged in the production of Class I medical devices only need to make filing relating to the production of such Class I medical devices with the food and drug supervision and administration department of the people’s government of the local city with districts and provide supporting materials to prove its satisfaction of the relevant conditions of engaging in the production of medical devices.

The production permit of the production of Class II and/or Class III medical devices is valid for five years and the producer of the relevant medical device is responsible for renewal. Entities who engaged in manufacturing or operation Class-II or Class-III medical devices without obtaining such permit may be ordered to suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties.

Wuhan Miracle Laser Systems, Inc has obtained the production permit from Hubei Provincial Drug Administration, which will remain effective until August 19, 2024.

Registration and Filing of Medical Devices

According to the Regulations on the Supervision and Administration of Medical Devices, the Class I medical devices are subject to record-filing requirements, and Class II and Class III medical devices are subject to registration requirements.

According to the Administrative Measures on the Registration and Filing of Medical Devices, which were promulgated by the SAMR on August 26, 2021 and came into effect on October 1,2021, filing is required for domestic Class I medical devices, and the filing applicants shall submit the filing materials to the food and drug supervision and administration departments of the people’s governments of the local municipalities with districts. Domestic Class II and Class III medical devices are subject to registration requirements. Class II medical devices shall be examined by the drug supervision and administration departments of the people’s governments of the provinces, autonomous regions and municipalities directly under the central government where the registration applicants are located, and a Medical Device Registration Certificate for such medical devices shall be issued upon approval. Class III medical devices shall be examined by the National Medical Products Administration, or the NMPA, and a Medical Device Registration Certificate for such medical devices shall be issued upon approval. In case of any substantial change, including the designs, raw materials, production technologies, scopes of application and application methods, of the registered Class II or Class III medical devices, which may affect the safety and effectiveness of such medical devices, the registrants shall apply to the original registration departments for changing registration.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015 and October 29, 2020. The Radio and Television Program Production Measures provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. To comply with the relevant laws and regulations, Beijing So-Young has obtained a Radio and Television Program Production and Operation Permit, which will remain effective until June 30, 2023.

Regulations on Online Publishing

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

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017. The Cybersecurity Law requires network operators, including online lending information intermediaries, to comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. The Cybersecurity Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

On June 10, 2021, the SCNPC issued the Data Security Law of the People’s Republic of China, or the Data Security Law, which has taken effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility, data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. Any organizational or individual data processing activities that violate the Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances.

On November 14, 2021, the CAC published Regulations on Network Data Security Management (Consultation Draft), or the Draft Regulations on Network Data Security Management, which stipulates that data processing entities should apply for cybersecurity review in the event of. As of the date of this annual report, the Draft Regulations on Network Data Security Management has not come into effect yet.

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

The PRC government promulgated the Measures for Cybersecurity Review in April 2020, which became effective in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.

On August 20, 2021, the SCNPC promulgated the Law of Personal Information Protection of PRC, or the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law specifically specified the rules for handling sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts, individual location tracking, etc., as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties.

On August 17, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

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

Regulations on Intellectual Property

Patent Law

According to the Patent Law of the PRC (revised in 2008), which was last amended in 2020 and became effective in June 2021, the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and fifteen years in the case of designs. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and last amended in 2021, provides that Chinese citizens, legal persons, or unincorporated organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC.

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

As of December 31, 2021, our PRC subsidiaries and consolidated affiliated entities are generally subject to 3%, 6%, 9% and 13% VAT rates.

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

Regulations Relating to M&A Rules and Overseas Listing

MOFCOM, China Securities Regulatory Commission, or CSRC, SAFE and three other PRC governmental and regulatory agencies promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors on August 8, 2006, as later amended on June 22, 2009, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, require that if a domestic company, domestic enterprise, or a domestic individual, through an overseas company established or controlled by it/him/her, acquires a domestic company which is affiliated with it/him/her, an approval from the MOFCOM is required. The M&A Rules further requires that a SPV, that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange. Moreover, if foreign investors merge a domestic enterprise and obtain the actual control over the enterprise, and if such merger involves any critical industry, affects or may affect the security of national economy, or causes transference of actual control over the domestic enterprise who possesses a resound trademark or PRC time-honored brand, the parties to the merger shall file an application to MOFCOM.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. However, as of the date of this annual report, the Draft Provisions and the Draft Administration Measures has not been formally adopted, and due to the lack of further clarification, there are still uncertainties regarding the interpretation and implementation of the Draft Provisions and the Draft Administration Measures, including the details or specific requirements of the filling.

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

In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated that it will organize and conduct inspections on the companies’ rectification results. If a company is found to conduct illegal activities, more severe penalties are expected to be imposed in accordance with the laws.

On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, the provisions have not been formally adopted, and due to the lack of further clarification, there are still uncertainties regarding the interpretation and implementation of the provisions.

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

Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Wanwei, our consolidate affiliated entities Beijing So-Young and Beijing Chiyan and their respective shareholders. These contractual arrangements enable us to (i) exercise effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by PRC law.

Agreements that provide us effective control over the VIEs

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of VIEs irrevocably authorized our WFOE to act on the behalf of such shareholder with respect to all matters concerning the shareholding of the shares in VIEs, including without limitation, attending shareholders’ meetings of VIEs, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, directors, supervisors, general managers and other senior management members of VIEs.

Equity Interest Pledge Agreement. Pursuant to the equity pledge agreements, the shareholders pledge 100% of their equity interest in Beijing So-Young to our WFOE to guarantee the performance by Beijing So-Young and its shareholders of their obligations under the exclusive business cooperation agreement, the exclusive option agreements and the power of attorney. If events of default defined therein occur, upon giving written notice to the shareholders, our WFOE may exercise the right to enforce the pledge to the extent permitted by PRC laws, unless the event of default has been successfully resolved to the satisfaction of our WFOE. The shareholders of Beijing So-Young agree that, without our WFOE’s prior written consent, during the term of the equity interest pledge agreement, they will not place or permit the existence of any security interest or other encumbrance on the equity interest in Beijing So-Young or any portion thereof. On September 4, 2019, our WFOE, Beijing Chiyan and the shareholders of Beijing Chiyan entered into an equity interest pledge agreement, which contained terms substantially similar to the equity interest pledge agreement by and among our WFOE, Beijing So-Young and its shareholders described above. On January 15, 2020, we have completed registering the equity pledge with the relevant office of the PRC State Administration of Market Regulation in accordance with the PRC Property Rights Law.

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

Agreements that allow us to receive economic benefits from the VIEs

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

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Option Agreement.  Pursuant to the exclusive option agreement entered into on November 1, 2018, each shareholder of Beijing So-Young has irrevocably granted our WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Beijing So-Young. The purchase price shall be RMB10 (US$1.5), the amount of registered capital contributed by such shareholder of Beijing So-Young in Beijing So-Young or the minimum price required by PRC law. If our WFOE exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Without our WFOE’s prior written consent, Beijing So-Young shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its material assets or beneficial interest, create or allow any encumbrance on its material assets or other beneficial interests, provide any loans to any third parties except for payables incurred in the ordinary course of business other than through loans, enter into any material contract with a value of more than RMB500,000 (US$76.6 thousand) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Each shareholder of Beijing So-Young has agreed that, without our WFOE’s prior written consent, he or she will not dispose of his or her equity interests in Beijing So-Young or create or allow any encumbrance on their equity interests. Moreover, without our WFOE’s prior written consent, no dividend will be distributed to Beijing So-Young’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to our WFOE or its designated person(s). On September 4, 2019, our WFOE, Beijing Chiyan and the shareholders of Beijing Chiyan entered into an exclusive option agreement, which contained terms substantially similar to the exclusive option agreement by and among our WFOE, Beijing So-Young and each shareholder of Beijing So-Young described above. The agreements by and among our WFOE, the VIEs and their respective shareholders will remain effective until all equity interests of Beijing So-Young and Beijing Chiyan held by their respective shareholders have been transferred or assigned to our WFOE or its designated person(s), respectively.

In the opinion of CM Law Firm, our PRC legal counsel:

●	the ownership structures of our WFOE and the VIEs are not in any violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among our WFOE, the VIEs and their respective shareholders governed by PRC law are currently valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our online medical aesthetic service business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.”

D.           Property, Plants and Equipment

We are headquartered in Beijing, China. As of December 31, 2021, we leased an aggregate of over 14,000 square meters of office space in Beijing, with a lease term five years, and an aggregate of more than 5,600 square meters of office space in 19 other cities in China with lease terms that typically last for one year. We also leased an aggregate of over 1,208 square meters of manufacturing and production facilities in Wuhan in China as of December 31, 2021. We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

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

We focus on (i) attracting and engaging users and (ii) increasing the number of paying medical service providers on our platform. We measure our effectiveness in attracting and engaging users primarily through tracking mobile MAUs and number of purchasing users, who made verified transactions with service providers. Average mobile MAUs increased by 144.8% from 2.9 million in 2019 to 7.1 million in 2020, and further increased by 18.7% to 8.5 million in 2021. Total number of purchasing users increased by 6.0% from 567.5 thousand in 2019 to 601.8 thousand in 2020, and further decreased by 7.6% to 556.1 thousand in 2021. The COVID-19 pandemic has adversely affected our business operation and resulted in a decrease in our transactions and a slight decrease in the number of our purchasing users in 2021 compared to 2020.

We measure our effectiveness in increasing the number of paying medical service providers by tracking the number of service providers that pay for information services and/or reservation services, which increased by 26.3% from 4,410 in 2019 to 5,570 in 2020, and further increased by 19.1% to 6,634 in 2021.

Substantially all of our revenues and workforce are concentrated in China. Our results of operations and financial condition were affected by the spread of COVID-19, and so was the China medical aesthetic service industry in general. In the first half of 2020, the Chinese government took a number of actions to contain the COVID-19 pandemic, which included extending the Chinese New Year holiday, asking residents in China to stay at home and to avoid public gathering, and temporarily closing corporate offices and store fronts. We also took measures in response to the outbreak, including, among others, remote working arrangements for our employees and temporarily shutdown of some of our premises and facilities.

While the spread of COVID-19 was substantially controlled in China in 2021 and the number of new cases in China remained relatively low, restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks. The extent to which the COVID-19 pandemic impacts us and the Chinese economy as a whole in future periods depends on its future developments, including the effectiveness of the mass vaccination programs and other actions taken to contain its spread, which are highly uncertain and unpredictable. We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks related to health epidemics, natural disasters, and other outbreaks, which could significantly disrupt our operations.”

The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have adversely impacted and will continue to adversely impact our business, results of operations, and financial condition. Especially in the second half of 2021, the number of our purchasing users decreased by 30.8% and 17.9% in the third quarter and the fourth quarter of 2021 compared to the same periods in 2020. The average revenue per paying medical service provider decreased by 9.8% and 19.1% in the third quarter and the fourth quarter of 2021 compared to the same period of 2020. On the other hand, we made strategic investment in branding and expanded to other branding and marketing channels to acquire users. To mitigate the adverse impact of the pandemic, we have been strategically adapting our business to ensure the growth of our user base. We adopted a series of creative and incentivizing promotion plans and worked more closely with medical aesthetic influencers to generate valuable content. We were working to reinforce the trust with consumers, meeting medical and aesthetic consumer demand from the different levels to make efficient decisions. In terms of our commercialization efforts, we strengthened operating management ability and digital support for medical service providers on our platform to improve their customer acquisition efficiency and customer experience. For small and medium-sized service providers, our membership service program can better serve the service providers who lack content distribution capabilities and experience in operating e-commerce platforms. We provide such service providers with more exposure to our digitally-savvy end users. In addition, we have established an “Authentic Alliance” to enhance information governance on our platform to build a healthier and more regulated ecosystem. We believe we have the right strategies in place to navigate through this challenging business environment and are well positioned for healthy and sustainable growth once normal operating conditions return. Moreover, as part of the measures taken by the government to ease the negative impact from COVID-19, the mandated employee benefit plans were reduced or exempted for the fiscal year of 2020. In March 2022, due to the spread of COVID-19 in China, Chinese government imposed lockdown in certain cities and districts, including Shanghai. Failure to contain the further spread of COVID-19 may have further adverse effect on our business, financial condition and results of operations, the extent of such impact will depend on future developments, including the severity and transmission rate of the new COVID-19 variant and the extent and effectiveness of containment actions taken, which cannot be accurately predicted at this time.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Information services and others	833,422	72.4	962,089	74.3	1,304,455	204,697	77.1
Reservation services	318,215	27.6	332,899	25.7	276,052	43,320	16.3
Sales of equipment and maintenance services	—	—	—	—	111,956	17,568	6.6
Total Revenues	1,151,637	100.0	1,294,988	100.0	1,692,463	265,585	100.0

Information services and others revenues. We generate revenues primarily from information services by placing information of medical aesthetic service providers on our platform. We also generate a small portion of our revenues by placing information of other consumption healthcare service providers, beauty salons and certain beauty product sellers on our platform or in our content distributed through social media networks. See “Item 4. Information on the Company—B. Business Overview—Our Services—Information Services.”

Reservation services revenues. We generate revenues from reservation services primarily from medical aesthetic service providers on treatment booked through our platform by our users, as well as subsequent treatment that users purchase from such service providers and are recorded on our platform, as long as the sales leads were generated on and the service provider is still active on our platform. We typically charge an average reservation services fee rate of approximately 10% of the amount paid by consumers. We also generate a small portion of reservation service revenues from other consumption healthcare service providers and beauty salons. See “Item 4. Information on the Company—B. Business Overview—Our Services—Reservation Services.”

Sales of equipment and maintenance services. We generate revenues from selling medical beauty equipment through Wuhan Miracle. See “Item 4. Information on the Company—B. Business Overview—Our Services—Wuhan Miracle.”

Cost of revenues

Cost of revenues primarily consists of payroll costs, share-based compensation expenses, event organization costs, servers costs, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business.

Gross profit and gross margin

The following table sets forth our gross profit and gross margin for the years presented:

	For the Year Ended December 31,
	2019	2020	2021

	(in thousands, except for percentages)
Gross profit	RMB953,007	RMB1,082,782	RMB1,364,574	US$214,132
Gross margin	82.8%	83.6%	80.6%	80.6%

Operating expenses

We classify our operating expenses into four categories: sales and marketing expenses, general and administrative expenses, research and development expenses and impairment of goodwill and intangible assets. The following table sets forth the break-down of our total operating expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	470,033	40.8	726,297	56.1	792,484	124,358	46.8
General and administrative expenses	160,531	13.9	183,987	14.2	252,214	39,578	14.9
Research and development expenses	177,268	15.4	229,192	17.7	286,567	44,969	16.9
Impairment of goodwill and intangible assets	—	—	—	—	65,879	10,338	3.9
Total	807,832	70.1	1,139,476	88.0	1,397,144	219,243	82.6

Sales and marketing expenses. Sales and marketing expenses primarily consist of marketing and user acquisition activities expenses, payroll costs and share-based compensation expenses.

The following table sets forth the break-down of our sales and marketing expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses
Marketing and user acquisition activities expenses	(347,487)	30.2	(555,260)	42.9	(570,347)	(89,500)	33.7
Payroll costs	(97,159)	8.4	(138,089)	10.7	(175,340)	(27,515)	10.4
Others	(25,387)	2.2	(32,948)	2.5	(46,797)	(7,343)	2.8
Total	(470,033)	40.8	(726,297)	56.1	(792,484)	(124,358)	46.8

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

Impairment of goodwill and intangible assets. Impairment of goodwill and intangible assets was the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. We had no taxable income generated from operations in Hong Kong in 2017, while we generated income from operations in 2019, 2020 and 2021. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company is not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiary, consolidated variable interest entities and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Beijing So-Young Wanwei Technology Consulting Co., Ltd., our WFOE, was a “High and New Technology Enterprise,” or HNTE in 2018. In addition, our WFOE is qualified as a “Software Company”, and accordingly was eligible for a preferential income tax rate of 0% in 2019 and 2020, and a preferential income tax rate of 12.5% in 2021.

Wuhan Miracle and Wuhan Haoweilai were qualified as HNTE in 2020 and eligible for a preferential EIT rate of 15%, for the three-year period from 2020 to 2022.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.”

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Information services and others	833,422	72.4	962,089	74.3	1,304,455	204,697	77.1
Reservation services	318,215	27.6	332,899	25.7	276,052	43,320	16.3
Sales of equipment and maintenance services	—	—	—	—	111,956	17,568	6.6
Total revenues	1,151,637	100.0	1,294,988	100.0	1,692,463	265,585	100.0
Cost of revenues (1)	(198,630)	(17.2)	(212,206)	(16.4)	(327,889)	(51,453)	(19.4)
Gross profit	953,007	82.8	1,082,782	83.6	1,364,574	214,132	80.6
Operating expenses
Sales and marketing expenses (1)	(470,033)	(40.8)	(726,297)	(56.1)	(792,484)	(124,358)	(46.8)
General and administrative expenses (1)	(160,531)	(13.9)	(183,987)	(14.2)	(252,214)	(39,578)	(14.9)
Research and development expenses (1)	(177,268)	(15.4)	(229,192)	(17.7)	(286,567)	(44,969)	(16.9)
Impairment of goodwill and intangible assets	—	—	—	—	(65,879)	(10,338)	(3.9)
Total operating expenses	(807,832)	(70.1)	(1,139,476)	(88.0)	(1,397,144)	(219,243)	(82.6)
Income/(loss) from operations	145,175	12.6	(56,694)	(4.4)	(32,570)	(5,111)	(1.9)
Income/(loss) before tax	226,459	19.7	93	0.0	(16,405)	(2,575)	(1.0)
Income tax (expenses)/benefits	(49,735)	(4.3)	4,784	0.4	(21,231)	(3,332)	(1.6)
Net income/(loss)	176,724	15.3	4,877	0.4	(37,636)	(5,907)	(2.8)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	(12,752)	(18,327)	(18,768)	(2,945)
Sales and marketing expenses	(8,479)	(6,711)	(9,808)	(1,539)
General and administrative expenses	(61,579)	(46,001)	(56,705)	(8,898)
Research and development expenses	(21,401)	(21,131)	(20,869)	(3,275)

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Our revenues increased by 30.7% from RMB1,295.0 million in 2020 to RMB1,692.5 million (US$265.6 million) in 2021, primarily resulted from an increase in the number of paying medical service provider and sales of equipment and maintenance services from our newly acquired subsidiary, Wuhan Miracle.

Our revenues from information services and others increased by 35.6% from RMB962.1 million in 2020 to RMB1,304.5 million (US$204.7 million) in 2021. This increase was primarily attributable to an increase in average revenue per medical service provider as they increasingly allocate a larger proportion of their marketing budgets to our platform.

Our revenues from reservation services decreased by 17.1% from RMB332.9 million in 2020 to RMB276.1 million (US$43.3 million) in 2021. The decrease was primarily due to the resurgence of COVID-19 resulted in the weaker-than-normal consumer sentiment and containment measures which had a negative impact on our operations in several cities across the country. The purchasing user decreased by 7.6% from 601.8 thousand in 2020 to 556.1 thousand in 2021.

Our revenues from sales of equipment and maintenance services were RMB112.0 million (US$17.6 million), from our newly acquired subsidiary, Wuhan Miracle.

Cost of revenues

Our cost of revenues increased by 54.5% from RMB212.2 million in 2020 to RMB327.9 million (US$51.5 million) in 2021. The increase was primarily due to cost related to advertising networks and servers cost related to online platform development. In addition, cost of revenues included share-based compensation expenses of RMB18.8 million (US$2.9 million) in 2021 compared to RMB18.3 million in 2020.

Gross profit

As a result of the foregoing, our gross profit increased by 26.0% from RMB1,082.8 million in 2020 to RMB1,364.6 million (US$214.1 million) in 2021. Our gross margin slightly decreased from 83.6% in 2020 to 80.6% in 2021.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 9.1% from RMB726.3 million in 2020 to RMB792.5 million (US$124.4 million) in 2021. The increase was primarily due to an increase in expenses associated with marketing campaigns and user acquisition initiatives and the consolidation of Wuhan Miracle. Sales and marketing expenses for 2021 included share-based compensation expenses of RMB9.8 million (US$1.5 million), compared to RMB6.7 million in 2020.

General and administrative expenses. Our general and administrative expenses increased by 37.1% from RMB184.0 million in 2020 to RMB252.2 million (US$39.6 million) in 2021. The increase was primarily due to the increase in personnel related expenses and professional service fees. The increase in personnel related expenses is primarily because of an increase of RMB18.0 million on payroll costs associated with the expansion of administrative teams. The increase in professional service fees is primarily due to an increase in expense related to public relation management of RMB8.0 million (US$1.3 million) in 2021. General and administrative expenses for 2021 included share-based compensation expenses of RMB56.7 million (US$8.9 million), compared to RMB46.0 million in 2020.

Research and development expenses. Our research and development expenses increased by 25.0% from RMB229.2 million in 2020 to RMB286.6 million (US$45.0 million) in 2021, primarily due to an increase in personnel related expenses. Our research and development expenses grew between 2020 and 2021 than in the earlier periods, primarily due to our commitment to developing our technology capacity to further enhance users’ and medical service providers’ experience on our platform. Research and development expenses for 2021 included share-based compensation expenses of RMB20.9 million (US$3.3 million), compared to RMB21.1 million in 2020.

Impairment of goodwill and intangible assets. We recognized that the impairment of goodwill was RMB48.5 million (US$7.6 million) and the impairment of intangible assets was RMB17.4 million (US$2.7 million). Impairment of goodwill and intangible assets represents the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary, based on an annual goodwill and intangible assets impairment assessment. For a detailed discussion of the impairment of goodwill and intangible assets, please see “Note 2 Summary of Significant Accounting Policies, Note 7 Goodwill and Note 10 Intangible assets” in financial statement.

Income/(loss) from operations

As a result of increasing our user acquisition expenses, we had loss from operations of RMB32.6 million (US$5.1 million) in 2021 compared to a loss of RMB56.7 million in 2020.

Others, net

Others, net were RMB12.0 million (US$1.9 million), compared with RMB8.9 million in 2020, primarily due to a decrease of donation from RMB11.54 million (US$1.8 million) in 2020, which related to COVID-19 to RMB7.6 million (US$1.2 million) in 2021, which related to poverty relief.

Income tax benefits/(expenses)

We recorded income tax expense of RMB21.2 million (US$3.3 million) in 2021 compared to income tax benefit of RMB4.8 million in 2020. The income tax benefit was derived from a change in the preferential income tax rate of one of our subsidiaries, which resulted in a refund of RMB16.4 million for tax paid in previous periods.

Net income/(loss)

As a result of the foregoing, we incurred net loss of RMB37.6 million (US$5.9 million) in 2021 compared to net income of RMB4.9 million in 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our revenues increased by 12.4% from RMB1,151.6 million in 2019 to RMB1,295.0 million in 2020, primarily resulted from the expansion of our user base, the increase in user engagement and the number of paying medical service providers. Average mobile MAUs increased by 144.8% from 2.9 million in 2019 to 7.1 million in 2020. Total number of purchasing users increased by 6.0% from 567.5 thousand in 2019 to 601.8 thousand in 2020. The COVID-19 pandemic has adversely affected our business operation and has resulted in a decrease in surgical transactions and only a slight increase in the number of our purchasing users in 2020 compared to 2019.

Our revenues from information services and others increased by 15.4% from RMB833.4 million in 2019 to RMB962.1 million in 2020. This increase was primarily attributable to an increase in average revenue per medical service provider as they increasingly allocate a larger proportion of their marketing budgets to our platform.

Our revenues from reservation services increased by 4.6% from RMB318.2 million in 2019 to RMB332.9 million in 2020. This increase was primarily attributable to the increase in the number of purchasing users from 567.5 thousand in 2019 to 601.8 thousand in 2020, which in turn drew an increasing number of medical service providers to our platform. We also expanded our reservation function in terms of types of medical aesthetic treatment available and number of medical aesthetic service providers in various cities.

Cost of revenues

Our cost of revenues increased by 6.8% from RMB198.6 million in 2019 to RMB212.2 million in 2020. The increase was primarily due to servers cost related to online platform development. In addition, cost of revenues included share-based compensation expenses of RMB18.3 million in 2020 compared to RMB12.8 million in 2019.

Gross profit

As a result of the foregoing, our gross profit increased by 13.6% from RMB953.0 million in 2019 to RMB1,082.8 million in 2020. Our gross margin slightly increased from 82.8% in 2019 to 83.6% in 2020 primarily due to the increased efficiency of our operation.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 54.5% from RMB470.0 million in 2019 to RMB726.3 million in 2020. The increase was primarily due to an increase of RMB207.8 million in expenses associated with branding and marketing activities and the increase in sales and marketing personnel headcount. Sales and marketing expenses for 2020 included share-based compensation expenses of RMB6.7 million, compared to RMB8.5 million in 2019.

General and administrative expenses. Our general and administrative expenses increased by 14.6% from RMB160.5 million in 2019 to RMB184.0 million in 2020. The increase was primarily due to the increase in personnel related expenses and professional service fees. The increase in personnel related expenses is primarily because of an increase of RMB19.4 million on payroll costs associated with the expansion of administrative teams. The increase in professional service fees is primarily due to an increase in audit fees and recruitment fees. General and administrative expenses for 2020 included share-based compensation expenses of RMB46.0 million, compared to RMB61.6 million in 2019.

Research and development expenses. Our research and development expenses increased by 29.3% from RMB177.3 million in 2019 to RMB229.2 million in 2020, primarily due to an increase in personnel related expenses. Our research and development expenses grew between 2019 and 2020 than in the earlier periods, primarily due to our commitment to developing our technology capacity to further enhance users’ and medical service providers’ experience on our platform. Research and development expenses for 2020 included share-based compensation expenses of RMB21.1 million, compared to RMB21.4 million in 2019.

Income/(loss) from operations

As a result of increasing our used acquisition expenses, our income from operations decreased by 139.1% from an income of RMB145.2 million in 2019 to a loss of RMB56.7 million in 2020.

Others, net

Others, net were RMB8.9 million, compared with RMB34.8 million in the same period of 2019, primarily due to a payment from the Company’s depositary bank for the ADR program in relation to the newly issued shares upon the completion of the Company’s initial public offering in 2019 and a donation of RMB11.54 million in 2020.

Income tax expense/(benefits)

We recorded income tax benefits of RMB4.8 million in 2020 compared to income tax expense of RMB49.7 million in 2019. The income tax benefit was derived from a change in the preferential income tax rate of one of our subsidiaries, which resulted in a refund of RMB16.4 million for tax paid in previous periods.

Net income

As a result of the foregoing, our net income decreased by 97.2% from RMB176.7 million in 2019 to RMB4.9 million in 2020.

B.          Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash generated from operating activities	383,822	179,180	84,287	13,226
Net cash (used in)/generated from investing activities	(1,335,013)	123,845	339,822	53,326
Net cash provided by /(used in) financing activities	1,268,396	(5,804)	(216,743)	(34,012)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	20,597	(52,721)	(9,242)	(1,450)
Net increase in cash, cash equivalents and restricted cash	337,802	244,500	198,124	31,090
Cash, cash equivalents and restricted cash at the beginning of the period	563,383	901,185	1,145,685	179,783
Cash, cash equivalents and restricted cash at the end of the period	901,185	1,145,685	1,343,809	210,873

To date, we have financed our operating and investing activities primarily through net cash generated from operating activities and historical equity financing activities. As of December 31, 2019, 2020 and 2021, our cash, cash equivalents and restricted cash were RMB901.2 million, RMB1.1 billion million and RMB1.3 billion (US$210.9 million), respectively. Our cash, cash equivalents and restricted cash primarily consist of cash on hand and demand deposits.

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

As of December 31, 2021, 50.4% and 49.6% of our cash, cash equivalents and restricted cash were held in China and overseas, respectively, of which 48.3% were denominated in U.S. dollars and 51.7% were denominated in Renminbi. As of December 31, 2021, 22.0% and 78.0% of our term deposits and short-term investments were held in China and overseas, respectively, of which 22.0% were denominated in Renminbi. As of December 31, 2021, 19.9% of our cash, cash equivalents and restricted cash were held by the VIEs and its subsidiaries. Although we consolidate the results of the variable interest entity and its subsidiaries, we only have access to the assets or earnings of the variable interest entity and its subsidiaries through our contractual arrangements with the variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Operating activities

Net cash generated from operating activities in 2021 was RMB84.3 million (US$13.2 million). The difference between net cash generated from operating activities and net loss of RMB37.6 million (US$5.9 million) in the same period was substantially due to (i) the increase of RMB106.2 million (US$16.7 million) in share-based compensation expenses, (ii) the increase of RMB65.9 million (US$10.3 million) in impairment of goodwill and intangible assets, (iii) the decrease of RMB44.0 million (US$6.9 million) in prepayment and other current asset, and (iv) the decrease of RMB28.3 million (US$4.4 million) in contract liabilities.

Net cash generated from operating activities in 2020 was RMB179.2 million. The difference between net cash generated from operating activities and net income of RMB4.9 million in the same period was substantially due to (i) the increase of RMB92.2 million in share-based compensation expenses, (ii) the increase of RMB67.1 million in accrued expenses and other current liabilities that primarily include accrued information service fees and advanced payment from users in the form of unearned reservation services fees for treatment that have not been completed, and (iii) the increase of RMB41.5 million in contract liabilities.

Net cash generated from operating activities in 2019 was RMB383.8 million. The difference between net cash generated from operating activities and net income of RMB176.7 million in the same period was substantially due to (i) the increase of RMB104.2 million in share-based compensation expenses, (ii) the increase of RMB99.0 million in accrued expenses and other current liabilities that primarily include accrued professional service fees and advanced payment from users in the form of unearned reservation services fees for treatment that have not been completed, (iii) the increase of RMB29.2 million in salary and welfare payables, and (iv) the increase in tax payable of RMB26.6 million. Such difference is partially offset by (i) the decrease of RMB23.2 million in contract liabilities that primarily refer to the prepayment of information service fees from medical aesthetic service providers, and (ii) the decrease of RMB19.7 million in prepayment and other current assets, primarily in the form of prepaid fees paid to user acquisition channels.

Investing activities

Net cash provided by investing activities in 2021 was RMB339.8 million (US$53.3 million), primarily due to the purchase of short-term investments and term deposits of RMB1,919.8 million (US$301.3 million), cash paid for acquisition of subsidiaries of RMB636.9 million (US$99.9 million), offset by proceeds from maturities of short-term investments and term deposits of RMB3,052.9 million (US$479.1 million).

Net cash provided by investing activities in 2020 was RMB123.8 million, primarily due to the purchase of short-term investments and term deposits of RMB2,803.0 million, cash paid for long-term investments, including prepayment for new investment of RMB125 million, partially offset by proceeds from maturities of short-term investments and term deposits of RMB3,131.9 million.

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

Financing activities

Net cash used in financing activities in 2021 was RMB216.7 million (US$34.0 million), primarily due to repurchase of ordinary shares of RMB217.7 million (US$34.2 million).

Net cash used in financing activities in 2020 was RMB5.8 million (US$0.9 million), primarily due to repayment of short-term borrowing of RMB6.5 million (US$1.0 million).

Net cash provided by financing activities in 2019 was RMB1,268.4 million (US$182.2 million), primarily due to net proceeds received from our initial public offering.

Material cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and purchase obligations.

Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, and micro-finance license. Our capital expenditures were RMB37.5 million in 2019, RMB37.0 million in 2020 and RMB45.1 million (US$7.1 million) in 2021. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our headquarters’ lease agreement ending in 2024 April. The lease payment and related property management fee for this agreement will be RMB46.9 million in 2022, RMB56.0 million in 2023 and RMB18.7 million in 2024.

Purchase obligations primarily consist of minimum commitments for imported equipment from Wuhan Miracle. As of December 31, 2021, such purchase commitments, which do not qualify for recognition on the Consolidated Balance Sheets, amount to RMB11.0 million (US$1.7 million), of which is due by 2022. These amounts represent the non-cancelable portion of agreements. For those agreements with variable terms, we do not estimate the non-cancelable obligation beyond any minimum quantities and/or pricing as of December 31, 2021.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

So-Young International Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, the consolidated variable interest entities and their subsidiaries in China. As a result, So-Young International Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and consolidated variable interest entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the consolidated variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends but our WFOE generated accumulated profits after meeting the requirements for statutory reserve funds in 2021.

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

E.           Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP and pursuant to the regulations of the SEC, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2—Summary of Significant Accounting Policies”. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Business combinations

Nature of Estimates Required. We account for business combinations using the acquisition method of accounting, which requires that once control is obtained, the purchase price would be allocated to all tangible assets and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase price over the fair values of these assets and liabilities is recorded as goodwill to reporting units based on the expected benefit from the business combination. Such valuations require us to make significant estimates and assumptions.

Assumptions Used. The significant assumptions used in the determination of fair value of assets acquired and liabilities assumed include the following:

Projected revenue and projected operating result. These projections are derived using our internal business plan forecasts that are updated at least annually and reviewed by our Board of Directors.

Sales price of comparable property and equipment, adjustment for differences between acquired property and equipment and comparable property and equipment (the “adjustment rate”). We make assumptions about differences between acquired property and equipment and comparable property and equipment (e.g., serviced life, physical conditions, locations for the certain acquired property and equipment) to obtain the adjustment rate, which is multiplied by the sales price of comparable property and equipment.

Market rental of comparable property and equipment, adjustment for differences between acquired property and equipment and comparable property and equipment (the “adjustment rate”). We make assumptions about the differences between acquired property and equipment and comparable property and equipment (e.g., physical conditions, locations for the certain acquired property and equipment) to obtain the adjustment rate, which is multiplied by the market rental of comparable property and equipment.

Capitalization rates. When measuring the fair value of the certain acquired property and equipment, the rent income is capitalized at a rate which is consistent with the historical average capitalization rate in the city that the building is located at.

Replacement cost. The replacement cost is estimated by determining the current cost of replacing acquired property and equipment with one of equivalent economic utility.

Discount rate. When measuring the fair value of assets acquired and liabilities assumed, future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise.

Sensitivity Analysis. We completed the acquisition of Wuhan Miracle in July 2021 and the assets acquired and liabilities assumed were recorded at fair value as of the acquisition date including intangible assets of RMB114 million and property and equipment of RMB105 million. Our estimation of fair value of the intangible assets is highly sensitive to the projected revenue. If the projected revenue increased/decreased by 10% with all other variables held constant, the fair value of the intangible assets as of the acquisition date would has been approximately RMB11.5 million higher /RMB11.0 million lower. Our estimation of fair value of the property and equipment is highly sensitive to the sales price of comparable property and equipment. If the sales price of comparable property and equipment increased/decreased by 10% with all other variables held constant, the fair value of the property and equipment as of the acquisition date would has been approximately RMB9.1 million higher/RMB8.1 million lower.

Impairment of goodwill and definite-lived intangible assets

Nature of Estimates Required-Goodwill. We tested goodwill impairment at the reporting unit level annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value. A quantitative assessment is performed if we determine it is more likely than not that the carrying value of the net assets is more than the fair value of the reporting unit after the qualitative assessment. If the carrying value of the reporting unit is above fair value, an impairment loss is recognized in an amount equal to the excess.

Nature of Estimates Required-Definite-lived Intangible Assets. We reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value

Assumptions Used-Goodwill and Definite-lived Intangible Assets. The significant assumptions used in the determination of fair value of our reporting unit and definite-lived intangible assets include the following:

Projected revenue and projected operating result. These projections are derived using our internal business plan forecasts that are updated at least annually and reviewed by our Board of Directors.

Future undiscounted net cash flows expected to be generated by the assets. We make assumptions about the revenue and the operating result contributed by the definite-lived intangible assets for future undiscounted net cash flows expected to be generated by the assets. These projections are derived using our internal business plan forecasts that are updated at least annually and reviewed by our Board of Directors.

Discount rate. When measuring the fair value of our reporting unit and the definite-lived intangible assets, the future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise.

Sensitivity Analysis. After the assessment, we fully impaired the goodwill of RMB48.5 million and intangible assets of RMB17.4 million related to our one reporting unit. As a measure of sensitivity, for an increase or decrease of 100 basis points to discount rate or increase or decrease of 10% to the other assumptions, no material effects are identified or any other outcomes that are reasonably likely to occur.

Useful lives of Intangible Assets

Our intangible assets are amortized using the straight-line method over the estimated useful lives of the assets. Key elements considered in the determination of the useful lives of the intangible assets are the changes to ongoing business operations, changes in the planned use and utilization of assets, or technological advancements. Amortization expenses of RMB78 thousand, RMB4.8 million and RMB15.0 million were recorded in the consolidated statements of comprehensive income/(loss) for the years ended December 2019, 2020 and 2021, respectively. As a measure of sensitivity, for 10% decrease to the useful lives of all intangible assets for the year ended December 31, 2021, we would have recorded an additional amortization expense of approximately RMB1.7 million.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xing Jin	42	Co-Founder, Chairman and Chief Executive Officer
Min Yu	38	Director and Chief Financial Officer
Haipeng Zhang	51	Director
Charles Zhaoxuan Yang	38	Independent Director
Chao He	63	Independent Director
Harry Jiannan Wang	43	Independent Director
Xuejian Li	40	Director and Chief Technology Officer
Rui Cai	38	Vice President of Commercial Products

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

Dr. Haipeng Zhang has served as our director since December 2019. Dr. Zhang served as a senior managing director and Head of Healthcare Group at CITIC Capital Partners from 2015 to 2021. Prior to joining CITIC Capital, he was the chief executive officer of China Resources Healthcare Group Limited, the general manager of the strategy management department at China Resources (Holdings) Co., Limited. Prior to that, Dr. Zhang was a partner at Mckinsey & Company and has also worked with China Merchants Holdings (International) Company Limited as the head of Internal Control and Auditing. Dr. Zhang possesses deep knowledge and rich experience of the healthcare industry and currently serves on the boards of multiple companies in the healthcare industry. He received an MBA degree from Goizueta Business School at Emory University in 2000 and an M.D. degree from Peking Union Medical College in 1998.

Mr. Charles Zhaoxuan Yang has served as our independent director since May 2019. Mr. Yang is the chief financial officer of NetEase, Inc. (NASDAQ: NTES ) and a director of KANZHUN LIMITED (NASDAQ: BZ). Prior to joining NetEase, Inc. in 2017, Mr. Yang was an executive director of the China technology, media and telecommunications, and corporate finance team at J.P. Morgan Securities (Asia Pacific) Limited based in Hong Kong and worked there for almost a decade. Mr. Yang holds a master’s degree in Business Administration from the University of Hong Kong and a bachelor’s degree from Wesleyan University with majors in Economics and Mathematics. Mr. Yang is a Certified Public Accountant licensed in the State of Michigan.

Prof. Chao He has served as our independent director since May 2020. Prof. Chao He is a professor of surgical oncology in the Medical School of Zhejiang University and has over 30 years of clinical practice experience Prof. He currently serves as the director and general manager of Greentown Medical Management Company since 2021. He served as a senior vice president in WeDoctor Group and chief executive officer of WeDoctor Primary Care from 2016 to 2019. Prior to that, he was the vice general manager in healthcare affairs at Taikang Community Investment Co., Ltd. from 2014 to 2016. Prof. He practiced as a physician and also took on managerial roles in Sir Run Shaw Hospital, a hospital affiliated with the Medical School of Zhejiang University, in Hangzhou, Zhejiang from 1999 to 2014. He was the president of Sir Run Shaw Hospital from 2003 to 2013. He practiced in the First Affiliated Hospital of Zhejiang University from 1983 to 1999, where he also served as a vice president from 1993 to 1999. Prof. He received his bachelor’s degree in medicine from Zhejiang Medical University in 1982, where he also obtained his master’s degree in medicine in 1989. He received an EMBA degree from CEIBS International Business School in 2003.

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

Mr. Xuejian Li has served as our director since September 2021 and is our chief technology officer. Prior to joining us, Mr. Li served as the technology manager for Baidu (Nasdaq: BIDU) from 2010 to 2015 and was in charge of the development of Baidu’s mobile apps, websites and other platforms. Prior to 2010, Mr. Li served as a senior technology manager for Beijing Lianzhong Interactive Network Inc., a developer and operator of online card and board games from 2008 to 2009, and was a research and development engineer at Yahoo China from 2007 to 2008. Mr. Li received a bachelor’s degree in computer science from Dalian University of Technology in 2004 and a master’s degree in computer science from Beihang University in 2007.

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

B.         Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of RMB6.0 million (US$0.9 million) in cash to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

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

Share Incentive Plans

Second Amended and Restated 2018 Share Plan

Our board of directors approved a Second Amended and Restated 2018 Share Plan, or the 2018 Plan, in March 2019 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The 2018 Plan supersedes all of our previously adopted share incentive plans. Under the 2018 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the 2018 Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is 8,080,445 Class A ordinary shares as of January 1, 2022. As of February 28, 2022, awards to purchase 2,061,149 ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Plan was 1,018,549 as of February 28, 2022.

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

Share Incentive Plan

Our board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards shall initially be 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of this Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by our board of directors. As of February 28, 2022, 462,364 awards have been granted and outstanding under the 2021 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2021 Plan was 2,566,431 as of February 28, 2022.

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

The following table summarizes, as of February 28, 2022, the outstanding options that have been granted under the 2018 Plan and the 2021 Plan to several of our directors and executive officers, excluding awards that were exercised, forfeited or cancelled after the relevant grant dates.

	Ordinary Shares	Exercise Price
Name	Underlying Options	(US$/Share)	Date of Grant	Date of Expiration
Xing Jin	1,384,615	$0.10	June 18, 2020	June 17, 2030
			February 1, 2019,	January 31, 2029
			September 7, 2021,	September 6, 2031,
			October 8, 2021	October 7, 2031
Min Yu	956,048	$0.10	May 1, 2022	April 30, 2032
Xuejian Li	*	$0.10	July 1, 2021,	June 30, 2031
			October 1, 2021	September 30, 2031
Rui Cai	*	$0.10	April 1, 2020,	March 31, 2030
			October 1, 2021	September 30, 2031
Total	3,290,541

Note:

*    Less than one percent of our total outstanding shares.

As of February 28, 2022, other employees as a group held outstanding options to purchase 1,202,145 Class A ordinary shares of our company, at a weighted average exercise price of US$0.1 per share.

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

Committees of the Board of Directors

We have established three regular committees and one special committee under the board of directors. The three regular committees are: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

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

Special Committee. The special committee consists of Messrs. Charles Zhaoxuan Yang, Chao He and Harry Jiannan Wang. Mr. Charles Zhaoxuan Yang is the chairman of the special committee. The special committee was formed on November 22, 2021, to review the terms of the Proposed Transaction. See “Item 4. Information on the Company-A. History and Development of the Company-Proposed Transactions.” The board of directors has delegated the power and authority of the board to the special committee in relation to the Proposed Transaction, including the power to evaluate the terms of the Proposed Transaction, negotiate definitive agreements with respect to the Proposed Transaction, consider other alternatives available to the Company, and to take any and all such action as is necessary, advisable or appropriate in the Committee’s discretion in connection with the Proposed Transaction, any alternative proposal or other alternative available to the Company. The Committee shall also have the authority, without Board approval, to retain, engage and employ such outside legal, accounting, financial and other advisors.

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

Our officers are elected by and serve at the discretion of our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	0	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D.         Employees

We had a total of 2,085 and 1,564 employees as of December 31, 2021 and 2020, respectively. The following table gives a breakdown of our employees as of December 31, 2021, by function:

Function	Number of Employees
Platform operation and customer services	529
Equipment manufacture	71
Sales and marketing	612
General and administrative	268
Research and development	605
Total	2,085

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of each class of our voting securities.

The calculations in the table below are based on 84,526,779 ordinary shares outstanding as of February 28, 2022, including 72,526,779 Class A ordinary shares and 12,000,000 Class B ordinary shares outstanding.

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

	Ordinary Shares Beneficially Owned
				% of
	Class A	Class B	% of total	aggregate
	ordinary	ordinary	ordinary	voting
	shares	shares	shares	power†
Directors and Executive Officers**:
Xing Jin(1)	772,496	12,000,000	15.1%	83.4%
Min Yu	*	—	*	*
Haipeng Zhang	—	—	—	—
Charles Zhaoxuan Yang	—	—	—	—
Chao He	—	—	—	—
Harry Jiannan Wang	*	—	*	*
Xuejian Li	*	—	*	*
Rui Cai	*	—	*	*
All Directors and Executive Officers as a Group	2,086,362	12,000,000	16.7%	83.7%

Principal Shareholders:
ATCG Holdings Limited(1)	12,876,842	—	15.2%	3.0%
Beauty & Health Holdings Limited(2)	—	12,000,000	14.2%	83.2%
Matrix Partners China III Hong Kong Limited(3)	11,850,059	—	14.0%	2.7%
Orchid Asia entities(4)	10,646,534	—	12.6%	2.5%
Trustbridge Partners V, L.P.(5)	8,237,774	—	9.8%	1.9%
Oasis Management Company Ltd(6)	4,350,303	—	5.2%	1.0%

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

(1)	Represents 12,876,842 Class A ordinary shares in the form of ADSs held by ATCG Holdings Limited, a company incorporated in the British Virgin Islands, as reported on the Schedule 13G/A filed by Hui Shao and ATCG Holdings Limited on January 18, 2022. ATCG Holdings Limited is controlled by Mr. Hui Shao through a trust and of which Mr. Shao and his family members are the beneficiaries. The principal office address of Hui Shao is Tower A5, Central Park Plaza, Chaoyang District, Beijing 100026, People’s Republic of China.
(2)	Represents 772,496 Class A ordinary shares directly held by Mr. Xing Jin and 12,000,000 Class B ordinary shares held by Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands. Beauty & Health Holdings Limited is controlled by Xing Jin through a trust and of which Mr. Jin and his family members are the beneficiaries. The registered address of Beauty & Health Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)	Represents 15,405,068 ADSs and 7 Class A ordinary shares held by Matrix Partners China III Hong Kong Limited, a company incorporated in Hong Kong, as reported on the Schedule 13G filed by Matrix Partners China III Hong Kong Limited and affiliated parties on February 14, 2022. The registered office address of Matrix Partners China III Hong Kong Limited is UNIT 1003, 10/F., TOWER 2, SILVERCORD 30 CANTON ROAD, TSIM SHA TSUI KOWLOON, HONG KONG. Matrix Partners China III Hong Kong Limited is held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P.. Both Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. are managed by Matrix China III GP GP, Ltd.. Timothy A. Barrows, David Ying Zhang, David Su and Yibo Shao are directors of Matrix China III GP GP, Ltd. and are deemed to have shared voting and investment power over the shares held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P.. The registered office address of Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(4)	Represents approximately 10,646,534 Class A ordinary shares that are equivalent to 13,840,494 ADSs held by Orchid Asia Entities, defined as the reporting persons of the Schedule 13D/A filed by Absolute Fortune Limited and affiliated parties on August 31, 2020. Pursuant to the Schedule 13D/A, Class A ordinary shares and/or ADSs that are equivalent to 2,616,027 ADSs were held by Absolute Fortune Limited, Class A ordinary shares and/or ADSs that are equivalent to 4,029,756 ADSs were held by Golden Horizon Limited, Class A ordinary shares and/or ADSs that are equivalent to 10,457,540 ADSs were held by Orchid Asia VII, L.P., and Class A ordinary shares and/or ADS that are equivalent to 766,927 ADSs were held by Orchid Asia VII Co-Investment, Limited. Each of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is a Cayman Islands limited company. The address of principal business office of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is c/o Vistra (Cayman) Limited P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Orchid Asia VII, L.P. is exempted limited partnership formed under the laws of the Cayman Islands. The address of principal business office of Orchid Asia VII, L.P. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(5)	Represents 8,237,774 Class A ordinary shares held by Trustbridge Partners V, L.P., a Cayman Islands limited partnership, including 3,067,873 ADSs, based on the Schedule 13G filed by TB Alternative Assets Ltd on February 11, 2022. Trustbridge

Partners V, L.P. is managed by TB Alternative Assets Ltd. The business address of TB Alternative Assets Ltd is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104.
(6)	Represents 4,350,303 Class A ordinary shares held by Oasis Management Company Ltd., a Cayman Islands exempted company, based on the Schedule 13G filed by Oasis Management Company Ltd. and Mr. Seth Fischer on February 14, 2022. We refer to certain investment funds managed by Oasis Management Company Ltd. as “Oasis Funds.” Mr. Seth Fischer, is responsible for the supervision and conduct of all investment activities of the Oasis Management Company Ltd., including all investment decisions with respect to the Class A ordinary shares held by the Oasis Funds, may be deemed to have shared power to vote and dispose of those Class A ordinary shares. The address of the business office of Mr. Seth Fischer is Oasis Compliance, Oasis Management (Hong Kong), 21st Floor, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong. The address of the business office of Oasis Management Company Ltd. is Ugland House, PO Box 309 Grand Cayman, KY1-110, Cayman Islands.

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

To our knowledge, as of February 28, 2022, 56,763,520 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.          Related Party Transactions

Contractual Arrangements with the Variable Interest Entities and their respective Shareholders

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

Medical Cosmetology repaid RMB1.3 million in 2019.

In March 2019, Medical Cosmetology completed its liquidation.

Transactions with Beijing Mevos

We have acquired a 11.11% interest in Beijing Mevos Management Consulting Company Limited, or Beijing Mevos, since September 2018. We incurred an expense of RMB2.1 million, RMB1.5 million and RMB1.0 million (US$153 thousand) to Beijing Mevos in 2019, 2020 and 2021. As of December 31, 2021, Beijing Mevos had nil amounts due to us and we had RMB0.6 million (US$101 thousand) due to Beijing Mevos. We invested RMB5.2 million in 2018 in Beijing Mevos.

Transactions with Beijing Yicai

We have acquired a 35% interest in Beijing Yicai Health Management Consulting Co., Ltd., or Beijing Yicai, since 2019. We provided information and rental services to Beijing Yicai in the amount of RMB3.1 million, RMB868 thousand, and nil in 2019, 2020 and 2021, respectively. We offered loan to Beijing Yicai in the amount of RMB2.0 million (US$314 thousand). As of December 31, 2021, Beijing Yicai had RMB360 thousand (US$ 56.5 thousand) due to us, which we fully impaired in 2021, and we had nil amounts due to Beijing Yicai. We invested RMB17.5 million in 2019 in Beijing Yicai.

Transactions with Mr. Haipeng Zhang

Haipeng Zhang became our director in the fourth quarter of 2019. We entered into an agreement with Mr. Zhang with a cash consideration of RMB1.3 million to engage him as spokesman for brand promotion from September 2019 to April 2020. We have paid in full for the service and recognized advertising expense of RMB613 thousand, RMB613 thousand and nil for the year ended December 31, 2019 2020, and 2021, respectively.

Transactions with Chengdu Zhisu

We have acquired a 16% interest in Chengdu Zhisu Medical Management Company Limited, or Chengdu Zhisu, since 2018. We provided information and reservation services to Chengdu Zhisu in the amount of RMB3.1 million, RMB4.0 million and RMB2.9 million (US$460 thousand) in 2019, 2020 and 2021, respectively. As of December 31, 2021, Chengdu Zhisu had RMB0.7 million (US$116 thousand) due to us, of which RMB0.5 million has been impaired in 2021 and we had nil due to Chengdu Zhisu. We invested RMB4.0 million in 2018 and further invested RMB4.3 million in 2019 in Chengdu Zhisu.

Transactions with Xingying

We acquired a 10% interest in Shanghai Xingying Medical Technology Co., Ltd., or Xingying in 2016. We provided information and reservation services to Xingying in the amount of RMB1.0 million, RMB1.1 million and RMB1.8 million (US$283 thousand) in 2019, 2020 and 2021, respectively.

Transactions with Beijing Sharing New Medical

We acquired a 49% interest in Beijing Sharing New Medical Technology Co., Ltd. in October 2019. We offered loan to Beijing Sharing New Medical in the amount of RMB16.9 million and RMB13.7 million (US$2.2 million) and Beijing Sharing New Medical repaid RMB9.7 million and RMB7.2 million (US$1.1 million) in 2020 and 2021 respectively, related loan interest for the year 2020 and 2021 was RMB234 thousand and RMB103 thousand (US$16 thousand). We invested RMB13.5 million in 2019 in Beijing Sharing New Medical.

Transactions with Wuhan Future Light Property Service Co., Ltd (“Future Light”)

We acquired Wuhan Miracle in July 2021 and Future Light is controlled by direct relatives of Wuhan Miracle’s actual controller. Future Light provided property service to Wuhan Miracle in the amount of RMB606 thousand (US$95 thousand).

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	individual retirement accounts or other tax-deferred accounts;
●	persons liable for alternative minimum tax;
●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our ADSs or ordinary shares (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,all of whom may be subject to tax rules that differ significantly from those discussed below.

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

Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs (and their subsidiaries) for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs (and their subsidiaries) for U.S. federal income tax purposes, and based upon our income and assets, and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not presently expect to be a PFIC for the current taxable year or any future taxable year. While we do not expect to be or become a PFIC for the current taxable year or any future taxable year, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we are not and will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “Passive Foreign Investment Company Rules.”

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

As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, the VIEs or the subsidiaries of the VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

As of December 31, 2021, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB694.3 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a decrease of US$10.9 million in cash, cash equivalents and restricted cash. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in an increase of US$10.9 million in cash, cash equivalents and restricted cash.

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

The fees and charges holders of our ADSs may be required to pay may vary over time and may be changed by us and by the depositary bank

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2021, we received nil from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

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

For the period from May 1, 2019, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2021, we invested US$301.3 million of the net proceeds from our initial public offering in wealth management products and deposited the rest in interest-bearing bank accounts. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in technology and research and development and enhance our content offering, and for brand promotion and user acquisition efforts and horizontal and vertical business expansions, and for general corporate purposes and working capital needs and potential strategic investments and acquisitions.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2021. Our management has excluded Wuhan Miracle from our assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by us in a business combination during 2021. The total assets and total revenues of Wuhan Miracle excluded from our assessment represented 15% and 7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

As of December 31, 2021, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we concluded that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements for the year ended December 31, 2019 has been remediated.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2020	2021

	(in thousands of RMB)
Audit fees(1)	12,070	12,121
Audit-related fees(2)	265	—
Tax fees(3)	429	784
Other fees(4)	468	850

Notes:

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represent the aggregate fees for services rendered by our independent registered public accounting firm for assistance in documenting internal control policies and procedures over financial reporting.
(3)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.
(4)	“Other fees” represent the aggregate fees incurred in each of the fiscal years listed for services rendered by our principal auditors excluding services reported under “Audit fees,” “Audit-related fees” and “Tax fees”.

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 7, 2021, our board of directors authorized a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$70 million during the 12-month period effective from May 7, 2021.

The following table sets forth some information about our repurchases during the periods presented.

				Maximum Dollar
			Total Number of	Value of ADSs that
			ADSs Purchased as	May Yet be
	Total Number of	Average Price Paid	Part of Publicly	Purchased Under the
Period	ADSs Purchased	per ADS (US$)	Announced Plan	Plan
May 1 – May 31, 2021	1,838,300	9.64	1,838,300	52,281,516
June 1 – June 30, 2021	1,598,500	10.19	1,598,500	35,996,955
Total	3,436,800	9.89	3,436,800	35,996,955

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

For example, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2021. We may, however, hold annual shareholders meetings in the future.

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

In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices and did not seek shareholder approval for the adoption of our 2021 Share Incentive Plan.

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

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

2.5	Description of securities (incorporated herein by reference to Exhibit 2.5 to the Form F-20 filed on April 27, 2020 (File No. 001-38878))

4.1	Second Amended and Restated 2018 Share Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.2	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Form F-20 filed on April 30, 2021 (File No. 001-38878))

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

Exhibit Number	Description of Document
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

4.22*	English translation of the Equity Transfer Agreement among Beijing So-Young Technology Co., Ltd., Wuhan Zeqi Technology Co., Ltd., and other parties named therein dated June 27, 2021

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of CM Law Firm
15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

*     Filed with this Annual Report on Form 20-F.

**    Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

So-Young International Inc.

	By:	/s/ Xing Jin
		Name:	Xing Jin
		Title:	Chairman of the Board of Directors
Date: May 2, 2022			and Chief Executive Officer

SO-YOUNG INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of So-Young International Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of So-Young International Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for allowance for credit losses in 2020.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Wuhan Miracle Laser Systems, Inc., and its subsidiaries (“Wuhan Miracle”) from its assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by the Company in a purchase business combination during 2021. We have also excluded Wuhan Miracle from our audit of internal control over financial reporting. The total assets and total revenues of Wuhan Miracle excluded from management’s assessment and our audit of internal control over financial reporting represent 15% and 7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of Wuhan Miracle - Valuation of Acquired Intangible Assets and Property and Equipment

As described in Note 6 to the consolidated financial statements, the Group acquired 55% of the ordinary shares of Wuhan Miracle for a total consideration of RMB512 million in July 2021. As of the acquisition date, the assets acquired and liabilities assumed, which were recorded at fair value, included (i) intangible assets related to supplier relationship of RMB17 million, in-process research and development of RMB27 million and developed technology of RMB70 million, and (ii) property and equipment of RMB105 million. Management applied significant judgments in determining the fair value of intangible assets and property and equipment, which involved the use of significant judgments and assumptions with respect to (i) the projected revenue, projected operating result and discount rate, which are related to the valuation of the fair value of the intangible assets, and (ii) sales price and market rental of comparable property and equipment, adjustment for differences between acquired property and equipment and comparable property and equipment, capitalization rates, and replacement cost, which are related to the valuation of the fair value of the property and equipment.

The principal considerations for our determination that performing procedures relating to the valuation of acquired intangible assets and property and equipment from the acquisition of Wuhan Miracle is a critical audit matter are the high degree of auditor judgment and subjectivity in applying procedures relating to the fair value measurement of intangible assets and property and equipment acquired and due to the significant assumptions and judgments by management when developing the estimates. This in turn led to significant audit effort in performing procedures and evaluating management’s significant assumptions and judgments related to the estimation of fair value of intangible assets and property and equipment. The audit effort also involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming the overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to acquisition accounting, including controls over management’s valuation of these intangible assets and property and equipment and controls over development of the assumptions and judgments related to the estimation of fair value of intangible assets and property and equipment. These procedures also included, among others, reading the purchase agreement, and testing management’s process to estimate the fair value of these intangible assets and property and equipment. The testing of management’s process included (i) evaluating the appropriateness of the valuation methods used, (ii) testing the completeness, accuracy and relevance of underlying data used in the valuation, and (iii) evaluating the reasonableness of the significant assumptions and judgment used by management, which involved considering the past performance of the acquired business and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the valuation methods used by management and certain significant assumptions and judgments made by management in estimating the fair value of intangible assets and property and equipment as of the acquisition date.

Assessment for Impairment of Goodwill and Definite-lived Intangible Assets – Shanghai Leya Health Technology Co., Ltd (“Leya”) Reporting Unit

As described in Notes 2 (n), 7 and 10 to the consolidated financial statements, the Group’s consolidated goodwill balance was RMB541 million and definite-lived intangible assets with net balance was RMB194 million, respectively, as of December 31, 2021. Management conducts impairment tests for goodwill on an annual basis, or more frequently when events or circumstances occur indicating that the recorded goodwill may be impaired. In the fourth quarter of 2021, management recorded goodwill impairment charges of RMB48.5 million related to Leya reporting unit. As described in Notes 2 (r) and 10, management also conducted an impairment test to evaluate the carrying value of the definite-lived intangible assets for possible impairment as the management updated the long-term financial outlook of Leya reporting unit during the fourth quarter of 2021. After the assessment, management recorded an impairment loss of RMB17.4 million of intangible assets within Leya reporting unit. Recoverability is tested by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment recognized is measured using the amount by which the carrying amount of the assets exceeds the fair value of the assets. Management applied significant judgments in determining the fair value of Leya reporting unit and the definite-lived intangible assets, which involved the use of significant assumptions and judgments with respect to the projected revenue, projected operating result, future undiscounted net cash flows expected to be generated by the assets as well as the discount rate.

The principal considerations for our determination that performing procedures relating to assessment for impairment of goodwill and definite-lived intangible assets of Leya reporting unit is a critical audit matter are the high degree of auditor judgment and subjectivity in applying procedures relating to the fair value measurement of Leya reporting unit and the fair value of the definite-lived intangible assets and due to the significant judgments applied by management when developing the estimates. This in turn led to significant audit effort in performing procedures and evaluating management’s significant assumptions and judgments related to the fair value measurement of Leya reporting unit and the fair value of the definite-lived intangible assets. The audit effort also involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming the overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment and definite-lived intangible assets impairment assessment, including controls over management’s valuation of fair value of Leya reporting unit and the fair value of the definite-lived intangible assets, and controls over development of the assumptions and judgments related to the fair value measurement of Leya reporting unit and the fair value of the definite-lived intangible assets. These procedures also included, among others, testing management’s process to estimate the fair value of Leya reporting unit and the fair value of the definite-lived intangible asset group. The testing of management’s process included (i) evaluating the appropriateness of the valuation methods used; (ii) testing the completeness and accuracy of underlying data used in the valuation; and (iii) evaluating the reasonableness of the significant assumptions and judgments used by management, which involved considering the past performance of Leya and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of valuation methods used by management and certain significant assumptions used by management, including the discount rate.

/s/PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
May 2, 2022

We have served as the Company’s auditor since 2018.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	1,127,055	1,331,968	209,015
Restricted cash and term deposits	21,865	15,119	2,373
Trade receivables	52,871	54,829	8,604
Inventories, net	—	91,812	14,407
Receivables from online payment platforms	16,182	18,864	2,960
Amounts due from related parties	7,764	14,038	2,203
Term deposits and short-term investments	1,527,088	408,946	64,173
Prepayment and other current assets	43,190	91,842	14,412
Total current assets	2,796,015	2,027,418	318,147
Non-current assets:
Long-term investments	166,100	252,500	39,623
Intangible assets	60,029	193,955	30,436
Goodwill	48,500	540,693	84,847
Property and equipment, net	29,830	124,576	19,549
Deferred tax assets	55,520	47,520	7,457
Operating lease right-of-use assets	120,140	95,609	15,003
Other non-current assets	15,878	48,097	7,547
Total non-current assets	495,997	1,302,950	204,462
Total assets	3,292,012	3,330,368	522,609

Liabilities

Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB487,937 and RMB406,691 as of December 31, 2020 and 2021, respectively):

Taxes payable	60,070	48,571	7,622
Contract liabilities	135,385	139,155	21,836
Salary and welfare payables	95,758	103,624	16,261
Amounts due to related parties	2,404	681	107
Accrued expenses and other current liabilities	237,785	376,841	59,136
Operating lease liabilities-current	39,468	43,529	6,831
Total current liabilities	570,870	712,401	111,793

Non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB67,137 and RMB46,821 as of December 31, 2020 and 2021, respectively):

Operating lease liabilities-non current	93,044	62,356	9,785
Deferred tax liabilities	8,522	38,577	6,054
Total non-current liabilities	101,566	100,933	15,839
Total liabilities	672,436	813,334	127,632
Commitments and Contingencies (see Note 20)

Mezzanine Equity
Redeemable non-controlling interests	23,205	—	—
Total Mezzanine Equity	23,205	—	—

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(e)
Shareholders’ equity:
Treasury stock	—	(217,712)	(34,164)
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2020 and 2021; 70,212,159 shares issued and outstanding as of December 31, 2020; 71,736,059 and 69,092,367 shares issued and outstanding as of December 31, 2021, respectively)	224	230	36
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2020 and 2021; 12,000,000 shares issued and outstanding as of December 31, 2020 and 2021)	37	37	6
Additional paid-in capital	2,892,268	2,999,562	470,697
Statutory reserves	10,562	20,331	3,190
Accumulated deficit	(254,228)	(272,368)	(42,740)
Accumulated other comprehensive loss	(52,492)	(83,891)	(13,164)
Total So-Young International Inc. shareholders’ equity	2,596,371	2,446,189	383,861

Non-controlling interests	—	70,845	11,116

Total shareholders’ equity	2,596,371	2,517,034	394,977

Total liabilities, mezzanine equity and shareholders’ equity	3,292,012	3,330,368	522,609

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Revenues
Information services and others	833,422	962,089	1,304,455	204,697
Reservation services	318,215	332,899	276,052	43,320
Sales of equipment and maintenance services	—	—	111,956	17,568
Total revenues	1,151,637	1,294,988	1,692,463	265,585
Cost of revenues	(198,630)	(212,206)	(327,889)	(51,453)
Gross profit	953,007	1,082,782	1,364,574	214,132
Operating expenses:
Sales and marketing expenses	(470,033)	(726,297)	(792,484)	(124,358)
General and administrative expenses	(160,531)	(183,987)	(252,214)	(39,578)
Research and development expenses	(177,268)	(229,192)	(286,567)	(44,969)
Impairment of goodwill and intangible assets	—	—	(65,879)	(10,338)
Total operating expenses	(807,832)	(1,139,476)	(1,397,144)	(219,243)
Income/(loss) from operations	145,175	(56,694)	(32,570)	(5,111)
Other income/(expenses):
Investment income	8,698	13,599	8,931	1,401
Interest income	45,045	39,669	19,328	3,033
Exchange losses	(3,235)	(1,118)	(4,766)	(748)
Impairment of long-term investment	(4,000)	—	(17,850)	(2,801)
Share of losses of equity method investee	—	(4,279)	(1,522)	(239)
Others, net	34,776	8,916	12,044	1,890
Income/(loss) before tax	226,459	93	(16,405)	(2,575)
Income tax (expenses)/benefits	(49,735)	4,784	(21,231)	(3,332)
Net income/(loss)	176,724	4,877	(37,636)	(5,907)
Net loss attributable to non-controlling interests	—	930	29,265	4,592
Net income/(loss) attributable to So-Young International Inc.	176,724	5,807	(8,371)	(1,315)
Accretions of convertible redeemable preferred shares to redemption value	(50,219)	—	—	—
Net income/(loss) attributable to ordinary shareholders of the Company	126,505	5,807	(8,371)	(1,315)
Net income/(loss)	176,724	4,877	(37,636)	(5,907)
Other comprehensive income/(1oss):
Foreign currency translation adjustment	55,335	(144,225)	(31,399)	(4,927)
Total other comprehensive income/(loss)	55,335	(144,225)	(31,399)	(4,927)

Total comprehensive income/(loss)	232,059	(139,348)	(69,035)	(10,834)
Comprehensive loss attributable to non-controlling interests	—	930	29,265	4,592
Comprehensive income/(loss) attributable to So-Young International Inc.	232,059	(138,418)	(39,770)	(6,242)
Accretions of convertible redeemable preferred shares to redemption value	(50,219)	—	—	—
Comprehensive income/(loss) attributable to ordinary shareholders of the Company	181,840	(138,418)	(39,770)	(6,242)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Net earnings/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	2.13	0.07	(0.10)	(0.02)
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	2.00	0.07	(0.10)	(0.02)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	59,357,935	81,534,991	81,680,504	81,680,504
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	63,309,091	83,781,406	81,680,504	81,680,504

Net earnings/(loss) per ADS
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	1.64	0.05	(0.08)	(0.01)
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	1.54	0.05	(0.08)	(0.01)

Share-based compensation expenses included in:
Cost of revenues	(12,752)	(18,327)	(18,768)	(2,945)
Sales and marketing expenses	(8,479)	(6,711)	(9,808)	(1,539)
General and administrative expenses	(61,579)	(46,001)	(56,705)	(8,898)
Research and development expenses	(21,401)	(21,131)	(20,869)	(3,275)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The accompanying notes are an integral part of the consolidated financial statements

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

								Accumulated
								other	Total
	Class A Ordinary		Class B Ordinary		Additional	Accumulated	Statutory	comprehensive	Shareholders’
	shares		shares		paid-in capital	deficit	Reserve	income	(deficit)/equity
		Amount		Amount
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	12,000,000	37	11,290,940	35	—	(394,039)	—	36,398	(357,569)
Net income	—	—	—	—	—	176,724	—	—	176,724
Statutory reserves	—	—	—	—	—	(10,562)	10,562	—	—
Share-based compensation expenses	—	—	—	—	104,211	—	—	—	104,211
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(18,845)	(31,374)	—	—	(50,219)
Re-designation of ordinary shares immediately prior to the completion of the initial public offering ("IPO")	(709,060)	(2)	709,060	2	—	—	—	—	—
Issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost of RMB29,655 (see Note 16)	11,500,000	39	—	—	1,266,538	—	—	—	1,266,577
Conversion of convertible redeemable preferred shares upon IPO (see Note 17)	43,822,455	140	—	—	1,446,028	—	—	—	1,446,168
Issuance of Class A ordinary shares from exercise of share options (see Note 18)	2,008,323	7	—	—	1,404	—	—	—	1,411
Foreign currency translation adjustment	—	—	—	—	—	—	—	55,335	55,335
Balance as of December 31, 2019	68,621,718	221	12,000,000	37	2,799,336	(259,251)	10,562	91,733	2,642,638

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

											Total
											Shareholders’
											Equity
											Attributable
										Accumulated	to
										other	Shareholders
	Class A		Class B				Additional	Accumulated	Statutory	comprehensive	of the	Non-controlling	Total
	Ordinary shares		Ordinary shares		Treasury stock		paid-in capital	deficit	Reserve	income/(loss)	Company	interests	equity
		Amount		Amount		Amount
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	68,621,718	221	12,000,000	37	—	—	2,799,336	(259,251)	10,562	91,733	2,642,638	—	2,642,638
Net income attributable to So-Young International Inc.	—	—	—	—	—	—	—	5,807	—	—	5,807	—	5,807
Impact of adoption of credit loss guidance	—	—	—	—	—	—	—	(784)	—	—	(784)	—	(784)
Share-based compensation expenses	—	—	—	—	—	—	92,170	—	—	—	92,170	—	92,170
Issuance of Class A ordinary shares from exercise of share options (see Note 18)	1,090,441	3	—	—	—	—	762	—	—	—	765	—	765
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(144,225)	(144,225)	—	(144,225)
Balance as of December 31, 2020	69,712,159	224	12,000,000	37	—	—	2,892,268	(254,228)	10,562	(52,492)	2,596,371	—	2,596,371
Net loss attributable to So-Young International Inc.	—	—	—	—	—	—	—	(8,371)	—	—	(8,371)	—	(8,371)
Acquisition of subsidiary (see Note 6)	—	—	—	—	—	—	—	—	—	—	—	76,905	76,905
Statutory reserves	—	—	—	—	—	—	—	(9,769)	9,769	—	—	—	—
Repurchase of Class A ordinary shares	—	—	—	—	(2,643,692)	(217,712)	—	—	—	—	(217,712)	—	(217,712)
Share-based compensation expenses	—	—	—	—	—	—	106,150	—	—	—	106,150	—	106,150
Issuance of Class A ordinary shares from exercise of share options (see Note 18)	1,773,900	6	—	—	—	—	1,144	—	—	—	1,150	—	1,150
Reclassification of non-controlling interests in mezzanine equity and net loss attributable to non-controlling interest shareholders (see Note 6)	—	—	—	—	—	—	—	—	—	—	—	(6,060)	(6,060)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(31,399)	(31,399)	—	(31,399)
Balance as of December 31, 2021	71,486,059	230	12,000,000	37	(2,643,692)	(217,712)	2,999,562	(272,368)	20,331	(83,891)	2,446,189	70,845	2,517,034

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net income/(loss)	176,724	4,877	(37,636)	(5,907)
Depreciation of property and equipment and amortization of intangible assets	6,129	14,087	30,081	4,721
Impairment of amount due from related parties	—	—	860	135
Impairment of long-term investment	4,000	—	17,850	2,801
Impairment of property and equipment	689	—	—	—
Impairment of other current assets	1,991	—	—	—
Impairment of goodwill and intangible assets	—	—	65,879	10,338
Loss on disposal of property and equipment	—	—	244	38
Expected credit losses	—	6,305	15,498	2,432
Share-based compensation expenses	104,211	92,170	106,150	16,657
Lease expense to reduce right-of-use assets	33,095	31,990	33,668	5,283
Share of losses of equity method investee	—	4,279	1,522	239
Exchange losses	3,235	1,118	4,766	748
Deferred income tax	(4,314)	(21,364)	1,652	259
Accrued investment income of short-term investments	2,298	(6,374)	8,289	1,301
Loan loss recovery	(1,314)	—	—	—
Changes in operating assets and liabilities:
Trade receivables	(15,637)	(32,596)	14,580	2,288
Receivables from online payment platforms	(3,459)	(2,753)	(2,682)	(421)
Prepayment and other current assets	(19,678)	24,270	(43,991)	(6,903)
Inventories, net	—	—	7,869	1,235
Other non-current assets	(14,184)	(1,694)	(36,968)	(5,801)
Contract liabilities	(23,242)	41,459	(28,306)	(4,442)
Taxes payable	26,589	(4,875)	(13,010)	(2,042)
Salary and welfare payables	29,190	(5,341)	(4,838)	(759)
Amounts due (from)/to related parties	1,730	5	(307)	(48)
Operating lease liabilities	(23,233)	(33,518)	(35,764)	(5,612)
Accrued expenses and other liabilities	99,002	67,135	(21,119)	(3,314)
Net cash generated from operating activities	383,822	179,180	84,287	13,226
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(37,544)	(36,962)	(45,056)	(7,070)
Purchase of short-term investments and term deposits	(2,997,928)	(2,802,999)	(1,919,804)	(301,259)
Proceeds from maturities of short-term investments and term deposits	1,727,870	3,131,878	3,052,869	479,062
Cash paid for long-term investments, including prepayment for new investment	(23,725)	(125,000)	(102,945)	(16,154)
Proceeds from disposal of property and equipment	—	10	180	28
Acquisition of subsidiaries, net of cash acquired	—	(40,911)	(636,872)	(99,939)
Loans advanced to related party (see Note 22)	(5,000)	(16,889)	(15,720)	(2,467)
Proceeds from repayment of the loan advances to related party (see Note 22)	1,314	14,718	7,170	1,125
Net cash (used in)/provided by investing activities	(1,335,013)	123,845	339,822	53,326

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares	—	—	(217,712)	(34,164)
Proceeds from initial public offering, net of issuance cost	1,266,577	—	—	—
Repayment of short-term borrowing	—	(6,500)	—	—
Proceeds from exercise of share options	1,819	696	969	152
Net cash provided by/(used in) financing activities	1,268,396	(5,804)	(216,743)	(34,012)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	20,597	(52,721)	(9,242)	(1,450)
Net increase in cash, cash equivalents and restricted cash	337,802	244,500	198,124	31,090
Cash, cash equivalents and restricted cash at the beginning of the year	563,383	901,185	1,145,685	179,783
Cash, cash equivalents and restricted cash at the end of the year	901,185	1,145,685	1,343,809	210,873
Supplemental disclosures of cash flow information:
Cash paid for income taxes	(38,112)	(24,070)	(31,170)	(4,891)
Non-cash investing and financing activities:
Accretions of convertible redeemable preferred shares to redemption value	50,219	—	—	—
Conversion of convertible redeemable preferred shares upon IPO (see Note 17)	1,446,168	—	—	—
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	884,676	1,127,055	1,331,968	209,015
Restricted cash	16,509	18,630	11,841	1,858
Total cash, cash equivalents and restricted cash	901,185	1,145,685	1,343,809	210,873

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities

(a) Principal activities

So-Young International Inc. (the “Company” or “So-Young”), is a leading online platform on consumption healthcare services focusing on discretionary medical treatments. The Company, through its consolidated subsidiaries and consolidated variable interest entities (“VIEs”) and the subsidiaries of the VIE (collectively referred to as the “Group”) is primarily engaged in the operation of the platform that enables users to both discover reliable content and share their own experience on medical aesthetics procedures, and leads users to reserve treatment services from medical aesthetic service providers for offline treatment in the People’s Republic of China (the “PRC” or “China”) and internationally.

As of December 31, 2021, the Company’s major subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

		Percentage of
	Place and year of	direct or indirect
	incorporation or	economic
	year of acquisition	ownership	Principal activities
Subsidiaries
So-Young Hong Kong Limited (“So-Young HK”)	Hong Kong, 2014	100%	Investment holding
So-Young High Tech Korea Co., Ltd.	Korea, 2014	100%	Technology advisory services
Beijing So-Young Wanwei Technology Consulting Co., Ltd. (“So-Young Wanwei”)	the PRC, 2014	100%	Management consulting services
So-Young (China) Network Technology Co., Ltd. (“So-Young China”)	the PRC, 2018	100%	Management consulting services
Wuhan Zeqi Technology Co., Ltd. (“Wuhan Zeqi”)	the PRC, 2021	100%	Investment holding
Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”)	the PRC, 2021	91.77%	Production, sales and agency of equipment
Wuhan Haoweilai Technology Co., Ltd. (“Wuhan Haoweilai”)	the PRC, 2021	91.77%	Production, sales and agency of equipment
Shanghai Jiading Tonghua Micro Finance Co., Ltd. (“Tonghua Micro Finance”)	the PRC, 2021	100%	Micro finance services

VIEs
Beijing So-Young Technology Co., Ltd. (“Beijing So-Young”)	the PRC, 2013	100%	Internet information and technology advisory services
Beijing Chiyan Medical Beauty Consulting Co., Ltd. (“Chiyan Beijing”)	the PRC, 2019	100%	Internet information and technology advisory services

VIE’s Subsidiaries
Beijing So-Young Souyang Investment and Management Co., Ltd.	the PRC, 2016	100%	Management consulting services
Beijing Meifenbao Technology Co., Ltd.	the PRC, 2016	100%	Technology advisory services
Beijing So-Young Qingyang Medical Instrument Co., Ltd.	the PRC, 2017	100%	Sales of medical equipment
Beijing Shengshi Meiyan Culture Co., Ltd.	the PRC, 2018	100%	Internet culture services
Jinbaoxin Shenzhen Insurance Brokers Co., Ltd. (“Jinbaoxin”)	the PRC, 2020	100%	Technology advisory services
Shanghai Leya Health Technology Co., Ltd. (“Leya”)	the PRC, 2020	63.37%	Technology advisory services
Hainan Yixian Daka Technology Co., Ltd.	the PRC, 2021	100%	Technology advisory services
Hainan So-Young Medical Technology Co., Ltd	the PRC, 2021	100%	Sales and agency of equipment

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(a) Principal activities (Continued)

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

(b) VIE arrangements between the Company’s PRC subsidiaries

As of December 31, 2021, the Company, through the WFOE, entered into the following contractual arrangements with the VIEs and its shareholders that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the Company is the ultimate primary beneficiary of the VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

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

i) Contracts that give the Company effective control of the VIEs (Continued)

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

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

Exclusive business cooperation agreements.   The VIEs have entered into an exclusive technical development, consultation and service agreement with the WFOE, pursuant to which the WFOE provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIEs to the WFOE. The VIEs have incurred RMB382,075, RMB339,623 and RMB584,914 service fee to the WFOE under the VIE arrangements for the years ended December 31, 2019, 2020 and 2021, respectively.

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

The nominee shareholders of VIE are also the beneficiary owners of the Company. The interests of the VIE’s nominee shareholders may differ from the interests of the Company as a whole. The Company cannot assert that when conflicts of interest arise, the VIE shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the VIE shareholders may encounter in their capacity as beneficial owners and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company relies on the VIE shareholders, as directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIE shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.Furthermore, the enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIE may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

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

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

The following consolidated financial information of the VIEs and its subsidiaries taken as a whole as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 was included in the consolidated financial statements of the Group. Transactions between the VIEs and its subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2020	2021
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	374,132	255,655
Restricted cash and term deposit	21,865	15,119
Trade receivables	52,871	33,817
Inventories, net	—	51
Receivables from online payment platforms	16,182	13,476
Short-term investments and term deposit	70,000	—
Amounts due from Group companies	9,442	116,817
Amounts due from related parties	7,764	14,038
Prepayment and other current assets	42,918	75,772
Total current assets	595,174	524,745

Non-current assets:
Investment in subsidiaries	—	35,082
Long-term investments	158,509	152,082
Intangible assets	60,009	35,877
Goodwill	48,500	684
Property and equipment, net	29,396	23,060
Deferred tax assets	44,828	32,554
Operating lease right-of-use assets	70,911	57,512
Other non-current assets	9,448	9,486
Total non-current assets	421,601	346,337
Total assets	1,016,775	871,082

Liabilities
Current liabilities:
Taxes payable	49,899	35,821
Contract liabilities	135,385	99,427
Salary and welfare payables	48,560	47,702
Amounts due to Group companies	306,567	339,951
Amounts due to related parties	2,404	681
Accrued expenses and other current liabilities	226,890	194,791
Operating lease liabilities	24,799	28,269
Total current liabilities	794,504	746,642
Operating lease liabilities-non current	58,615	39,390
Deferred tax liabilities	8,522	7,431
Amounts due to Group companies-non current	13,443	—
Total non-current liabilities	80,580	46,821
Total liabilities	875,084	793,463

Mezzanine equity	23,205	—

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Third-party revenues	1,151,637	1,294,888	1,573,161
Inter-company revenues	—	—	358
Total revenues	1,151,637	1,294,888	1,573,519
Third-party costs	(184,712)	(182,736)	(221,286)
Inter-company costs	(439,922)	(365,678)	(607,016)
Total Costs	(624,634)	(548,414)	(828,302)
Total operating expenses	(508,287)	(762,995)	(822,210)
Income /(loss) from non-operations	14,089	4,281	(7,557)
Income/(loss) before income tax expense	32,805	(12,240)	(84,550)
Income tax expense	(33,096)	(11,433)	(23,524)
Net loss	(291)	(23,673)	(108,074)
Net loss attributable to noncontrolling interests	—	930	28,533
Net loss attributable to So-Young International Inc.	(291)	(22,743)	(79,541)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Inter-company payments related to service fee	(381,190)	(148,574)	(846,063)
Others operating activities with external parties	542,274	428,307	538,711
Net cash generated from/(used in) operating activities	161,084	279,733	(307,352)
Purchase of short-term investments	(260,000)	(354,235)	(40,000)
Proceeds from maturities of short-term investments	200,000	403,000	110,000
Acquisitions of business combination, net of cash acquired	—	—	(902)
Loans to Group companies	(1,500)	—	(164,000)
Repayments from Group companies	1,500	—	82,006
Other investing activities with external parties	(55,497)	(196,768)	(26,244)
Net cash used in investing activities	(115,497)	(148,003)	(39,140)
Borrowings under loan from Group companies	—	—	289,903
Repayments to borrowings under loan from Group companies	—	—	(68,677)
Proceeds from initial public offering, net of issuance cost	(6,283)	—	—
Other financing activities with external parties	—	(6,500)	—
Net cash (used in)/provided by financing activities	(6,283)	(6,500)	221,226
Net increase/(decrease) in cash, cash equivalents and restricted cash	39,304	125,230	(125,266)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB4,547 and RMB4,547 as of December 31, 2020 and 2021, respectively. As the respective VIEs and its subsidiaries are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The VIEs have paid RMB323.4 million, RMB125.1 million and RMB826.5 million of service fee to the WFOE under the VIE arrangements for the years ended December 31, 2019, 2020 and 2021, respectively. There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

Liquidity

The Group had net income of RMB176,724, RMB4,877 and net loss of RMB37,636 for the years ended December 31, 2019, 2020 and 2021, respectively. Net cash generated from operating activities was RMB383,822, RMB179,180 and RMB84,287 for the years ended December 31, 2019, 2020 and 2021, respectively. Accumulated deficit was RMB254,228 and RMB 272,368 as of December 31, 2020 and 2021, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors through the issuance of convertible redeemable preferred shares. Refer to Note 17 for details of the Group’s convertible redeemable preferred shares financing activities. In 2019, the Group has completed its IPO in Nasdaq Global Market, and raised US$187.5 million (RMB1,267 million), net of issuance costs.

Based on the cash flows projection from operating activities and existing balance of cash and cash equivalents and restricted cash, management is of the opinion that the Group has sufficient funds for sustainable operation and it will be able to meet its payment obligations from operations for the next twelve months from the issuance of the consolidated financial statements. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplate the realization of assets and liquidation of liabilities during the normal course of operations.

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

Significant accounting estimates include, but are not limited to, valuation of acquired intangible assets and property and equipment, impairment of goodwill and definite-lived intangible asset and useful lives of intangible assets. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

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

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss).

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

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2021, or at any other rate.

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

See Note 21 Fair Value Measurement for additional information.

(g) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to known amount of cash.

(h) Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets as restricted cash. Restricted cash represents cash received from medical aesthetic service providers and reserved in a bank supervised account for purchasing the services of the Company.

(i) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive income/(loss) during the years presented. The Group’s term deposits were RMB963,911 and nil as of December 31, 2020 and 2021, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(j) Trade receivables and other receivables

The Group’s trade receivables and other receivables including loans are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal adjusted for any write-offs and the allowance for credit losses. Starting from January 1, 2020, the Group adopted ASU 2016-13 and estimated the allowance for credit losses to reflect the Group’s estimated expected losses. The Group assesses the allowance for credit losses, mainly based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. Interest income from these instruments is using the effective interest rate method if applicable.

(k) Current Expected Credit losses

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

Starting from January 1, 2020, the Group adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative effect increases of approximately RMB784 thousands recorded in accumulated deficit.

The Group’s accounts receivable, prepayment and other current assets and other non-current assets are within the scope of ASC Topic 326.

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

The Group recorded a provision for current expected credit loss. Write-offs charged against the allowance are not material for the years ended December 31, 2020 and 2021, respectively. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2020 and 2021:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Beginning balance	784	7,089
Allowance arisen from business combination	—	6,623
Additional allowance for credit losses, net of recoveries	6,305	15,498
Ending balance	7,089	29,210

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(l) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. In addition to the cost of materials and direct labor, an appropriate proportion of production overhead is included in the cost of inventories. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

The Group classifies its inventories to raw materials, semi-finished products and finished products. Raw materials and semi-finished products include purchased materials, components and supplies to be used in production. Finished products include products manufactured by the Group and products purchased for resale.

(m) Investments

Short-term investments mainly include investments in financial instruments with a variable interest rate. In accordance with ASC 825 – “Financial Instruments”, for investments in financial instruments with a variable interest rate indexed to time float, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as other income/(expenses).

The Company’s long-term investments consist of investments in privately held companies.

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

RMB4,000, nil and RMB17,850 impairment losses were recognized for the years ended December 31, 2019, 2020 and 2021.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(n) Business combination and goodwill

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

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net loss attributable to non-controlling interests and mezzanine equity holders when applicable. Net loss attributable to mezzanine equity holders is included in net loss attributable to non-controlling interests on the consolidated statements of comprehensive income/(loss), while it is excluded from the consolidated statements of changes in shareholders’ equity. For the years ended December 31, 2019, 2020 and 2021, net loss attributable to non-controlling interests amounted to nil, RMB930 and RMB29,265, respectively. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

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

(o) Assets acquisition

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(p) Intangible assets

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.The impairment of intangible assets was nil, nil and RMB17,379 for the years ended December 31, 2019, 2020 and 2021, respectively. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Developed technology	7-10 years
License and in-process research and development intangible assets	10 years
Software, trade names and others	3-10 years
Customer relationship	8 years
Supplier relationship	3 years

(q) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range as follows:

Computers, electrical equipment and production machinery	1-5 years
Office equipment, furniture and others	1-10 years
Building	20 years
Leasehold improvements	shorter of remaining lease period or estimated useful life

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

(r) Impairment of long-lived assets other than goodwill

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

(s) Leases

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

(t) Revenue recognition

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(t) Revenue recognition (Continued)

The Group’s revenues are mainly generated from information services, reservation services and sales of equipment and maintenance services. Refer to “Note 23 - Segment Information” for disaggregation of revenue.

i)	Information services

The Group generates revenue from offering information services primarily to help medical aesthetic service providers better introduce their services and increase their customer base. The Group helps the service providers introduce their services through information display in main entrance banners and pop ups to increase exposure on the platform. The Group also places content of participating service providers on social platforms in the forms of pictures, videos or links.

The Group generates its information service revenue primarily i) at a fixed fee per each day’s content display, ii) based on a contractual rate per unit of output, such as per click, etc., iii) at a fixed fee per each article posted on the Group’s social media accounts. These information services may be sold in combination as a bundled arrangement or separately on a stand-alone basis.

Service providers can choose to sign up arrangements through the Group’s online information service system or sign-up off-line arrangements. Advance payment is required when signing up the arrangements. In the case of signing up on-line arrangements, the service providers are required to purchase So Young tokens (the “Token”) in the service provider account as the information service is priced in Tokens on the on-line platform. Tokens are the virtual currency of the Company’s platform. The Token will be locked in the individual service provider account when a service provider places an order on-line and will be deducted from the service provider account when service is performed. On a recurring basis, the Group offers free Tokens to service providers as certain percentage of purchased Tokens. The free Tokens have the same purchase power as the purchased Tokens, which represent an advance payment from customers. Tokens are interchangeable and not tied directly to any specific revenue transaction because the Tokens are fungible. As such, the Group values the Tokens based on an average pricing method to determine the transaction price for the specific information services provided to the service provider. The Tokens are not transferable or refundable and are generally consumed in three months after purchased or given for free. The value of expired Tokens has been immaterial. In the case of signing up off-line arrangements, the service providers are required to make cash advance payment for each individual contract. Contract consideration is determined and fixed in cash at the inception of contract.

Revenue for the information services above is recognized in the period when information service is delivered as evidenced in a manner satisfying the types of engagements selected by the service providers, such as display of content, clicks on content and/or post of articles on the Group’s platform. Arrangements involving multiple performance obligations primarily consist of combinations of the above information services. For arrangements that include a combination of these services, the Company develops an estimate of the standalone selling price for these services in order to allocate any potential discount to all performance obligations in the arrangement. The Company believes the use of its estimation approach and allocation of the transaction price on a relative standalone selling price basis to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606.

The Group also provides other services, which are also presented under information service, primarily comprising i) service fee for training courses provided to service providers, ii) service fee for offline event organization, and iii) medical aesthetic services etc. Revenue is recognized when these services are rendered. For the years ended December 31, 2019, 2020 and 2021, the revenue derived from other services was not significant.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(t) Revenue recognition (Continued)

i)	Information services (continued)

Barter transactions

The Company entered agreements with service providers whereby the Company provided information service as the consideration for sharing advertising space purchased by the service providers from other third-party providers. In general, the service provider would share certain percentage of the purchased advertising space with the Company. In exchange, the Company would provide the Tokens with the same value of the shared advertising space to the service provider based on the service provider’s purchase price with the third party and the shared percentage of the advertising space. Revenue from the barter transactions is recognized when information service is provided as discussed above and the expense related to the shared advertising space is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for information service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The Group recognized revenue from barter transactions amounted to RMB7,478, RMB8,770 and RMB3,411 for the years ended December 31, 2019, 2020 and 2021, respectively. The expenses recognized from barter transaction for the years ended December 31, 2019, 2020 and 2021 were RMB6,780, RMB11,778 and RMB4,516, respectively.

ii)	Reservation services

The Group earns reservation service fees A primarily from medical aesthetic service providers when a medical or beauty treatment is performed for the platform users through reservation from the Group’s platform. Such fees are generally determined as an agreed percentage of the value of service actually provided by service providers. As per the Group’s agreements with service providers, it collects reservation service fees B for all services provided to a user during the lifetime as long as the user was brought to the particular service provider through the Group’s platform. This includes the situations where the user visits the service provider directly without online ordering, chooses treatment services at site that is different from the online reservation, adds more services during the time of visit, and visits the service provider for other treatments in the future. The service providers are obligated to report the completed transactions in above situations with the platform users to the Group. In the event that the service providers fail to report such transaction to the Group on time, the Group would charge the service providers a penalty in addition to the commission. Starting from September 2021, the Group does not charge reservation service fees B from the majority of the medical aesthetic service providers.

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

(t) Revenue recognition (Continued)

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

iii) Sales of equipment and maintenance services

The Group’s sales of equipment and maintenance services revenue generates from Wuhan Miracle, which was acquired by the Group in July 2021. Wuhan Miracle sells its equipment, including self-produced products and third-party produced products, to offline medical aesthetic service providers and hospitals (the “customers”).

For the third-party produced equipment, the Group obtains control of the products before they are transferred to the customers. The Group is primarily responsible for fulfilling the promise to provide quality products to the customers and undertakes warranty responsibility directly. Therefore, the Group is considered the principle according to ASC 606 and concludes it is appropriate to record revenue as the gross amount of product sales net of value-added taxes.

The Group recognizes revenue on equipment sales to customers when delivery and acceptance occurs, which is defined as receipt by the Company of an executed form that the installation process is complete.

iv) Warranty

The Group offers a standard one-year warranty with its equipment sales. The warranty period is starting from the date when products are sold to the customer. The customers cannot separately purchase the standard warranty and the standard warranty doesn’t provide the customer with additional service other than assurance that the product will function as expected. Therefore, these warranties are accounted for in accordance with ASC 460 Guarantees. At the time revenue is recognized, the Group accrues a warranty reserve, which includes the Group’s best estimate of warranty costs. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The warranty reserve is expected to be incurred within the next 12 months and recorded as “Accrued expenses and other current liabilities” on the Group’s consolidated balance sheets. Warranty expenses are recorded as a component of cost of revenues. Refer to “Note 14 - Accrued expenses and other current liabilities” for detail.

The Group also offers extended warranty for an additional fee, which is accounted for as a separate performance obligation under ASC 606. Revenue related to extended warranty is recognized on a straight-line basis over the term as maintenance service because the Group is providing continuous service and the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the services are performed.

(u) Cost of revenues

Costs of revenues consist primarily of payroll costs, share-based compensation expenses, event organization costs, cost of inventory, servers and bandwidth costs, depreciation expenses, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business. These costs are charged to the consolidated statements of comprehensive income/(loss) as incurred.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(v) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses, user acquisition activities expenses, payroll costs, share-based compensation expenses, and rental expenses related to the Group’s sales and marketing departments. For the years ended December 31, 2019, 2020 and 2021, advertising expenses were RMB277,035, RMB555,260 and RMB570,347, respectively.

(w) General and administrative expenses

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

(x) Research and development expenses

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

(y) Share-based compensation

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

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share options granted with only service conditions, using the straight-line vesting method, net of actual forfeitures, over the vesting period; or (c) for share options granted with service conditions and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(z) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB68,389, RMB46,910 and RMB115,951 for the years ended December 31, 2019, 2020 and 2021, respectively.

(aa) Taxation

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income/(loss). The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2020 and 2021 nor did the Group recognize any related interest and penalties.

(ab) Related parties

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(ac) Net earnings/(loss) per share

Net earnings/(loss) per ordinary share is computed in accordance with ASC 260, “Earnings per Share”. The two-class method is used for computing earnings per ordinary share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted loss per share is the same for both classes of ordinary shares. The Company’s convertible redeemable preferred shares may be considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

Basic net earnings/(loss) per ordinary share is computed by dividing net income/(loss) attributable to ordinary shareholders, considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings/(loss) per ordinary share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using as if converted method and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net earnings/(loss) per share calculation when inclusion of such share would be anti-dilutive.

(ad) Treasury stock

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings.

In May 2021, the Group announced that its board of directors approved a share repurchase program of up to US$70 million of its shares over the next 12 months. As of December 31, 2021, the Company has repurchased approximately 3,436,800 ADSs (equivalent to 2,643,692 ordinary shares) for approximately US$34.0 million (RMB217.7 million) under this program.

(ae) Statutory reserves

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

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries registered as wholly owned foreign investment enterprise in China make appropriations from their annual after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(ae) Statutory reserves (Continued)

The Group did not make any appropriations to its any reserve fund for the years ended December 31, 2020 as all subsidiaries were in accumulated loss position. The Group have made RMB10,562 and RMB 9,769 appropriations to its statutory reserve fund for the years ended December 31, 2019 and 2021.

(af) Comprehensive income/(loss)

Comprehensive income/(loss) consists of two components, net income/(loss) and other comprehensive income/(loss). Other comprehensive income/(loss) refers to gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income. The Group’s other comprehensive income/(loss) consists of foreign currency translation adjustment from its subsidiaries not using the RMB as their functional currency.

(ag) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”). Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s CODM has been identified as the Chief Executive Officer. The operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group only had one operating and reportable segment for the years ended December 31, 2019 and 2020. In July 2021, the Group acquired Wuhan Miracle, which is mainly engaged in the research and development, production, sales and agency of laser and other optoelectronic medical beauty equipment, and it became a consolidated subsidiary of the Group. As a result of this acquisition, the Group has separated into the So-Young segment and Wuhan Miracle segment in 2021 as set out in Note 23.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(ah) Recently issued accounting pronouncements

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

3. Concentration and Risks

(a) Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to USD and RMB appreciated more than 20% against the USD over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and USD remained within a narrow band. Since June 2010, RMB has fluctuated against USD, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1.6% between December 31, 2018 and 2019. The appreciation of the RMB against the US$ was approximately 6.5% between December 31, 2019 and 2020. The appreciation of the RMB against the US$ was approximately 2.3% between December 31, 2020 and 2021. It is difficult to predict how market force or the PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

(b)Concentration of customers and suppliers

There were no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2019, 2020 and 2021.

(c)Concentration of credit risk

The Group’s credit risk primarily arises from cash and cash equivalents, restricted cash and term deposit, trade receivables, loan receivables, receivables from online payment platforms, term deposits and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group places its cash, cash equivalents and restricted cash and term deposit, term deposits and short-term investments in the reputable financial institutions with high credit quality.

Trade receivables are typically unsecured and are derived from revenue earned directly from customers. No single customer represented 10% or more of the Group’s revenues for the years ended December 31, 2019, 2020 and 2021. The Group has not experienced any significant recoverability issue with respect to its trade receivables.

Loan receivables are the micro loans to medical aesthetic consumers. The Group started to provide the micro loans to medical aesthetic consumers in 2021. There is no single consumer represented 10% or more of the Group’s such revenue for the year ended December 31, 2021. The risk with respect to loan receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

4. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets:

	As of December 31,
	2020	2021
	RMB	RMB
Prepayments for services	21,413	31,988
Prepaid rental and other deposits	12,715	18,241
Prepayments to inventory suppliers	—	15,389
Loan receivables, net	—	15,074
Receivable from other online retail platform	—	6,627
Receivable related to exercise of share options	134	310
Staff advances	212	432
VAT receivables	1,684	422
Interest receivable	6,755	284
Others	277	3,075
Total	43,190	91,842

5. Inventories, net

Inventories, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Finished products	—	69,332
Raw materials and semi-finished products	—	41,937
Inventories	—	111,269
Inventory provision	—	(19,457)
Inventories, net	—	91,812

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

6. Business combination

(a) Acquisition of Leya

In October 2020, the Group completed the acquisition of Leya, a company which is primarily engaged in operations of one online dental clinic platform, by acquiring 63.37% of Leya’s equity interest and obtaining two out of three board seats of the Leya.

The aggregate payment for the acquisition consists of a fixed payment of cash of RMB41.8 million (including loans assumed by the group). The Group is obligated to acquire the remaining equity interest in three tranches in the following three years if certain pre-agreed performance conditions are met.

The acquisition was accounted for as a business combination and RMB2,500 of developed technology and RMB18,000 of customer relationship were recognized as intangible assets at fair value on October 20, 2020. The Group’s obligation on satisfaction of pre-agreed performance conditions to purchase 36.63% common shares held by co-founders are considered a contingent redeemable non-controlling interest and classified in mezzanine equity measured at its fair value about RMB24,135. The Group made estimates and judgements in determining the fair value of intangible assets and non-controlling interest in mezzanine equity with the assistance from an independent valuation firm. The significant estimates and assumptions mainly include the projected revenue, projected operating results, probability to meet performance conditions, royalty rates, customer attrition rates, and discount rate. The Company determined discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. The consideration was allocated on the acquisition date as follows:

	RMB	Useful lives
		(Years)
Identifiable intangible assets acquired:
Customer relationship	18,000	8
Developed technology	2,500	7
Cash and cash equivalents	887
Other assets	1,176
Goodwill	48,500
Other liabilities	(5,131)
Mezzanine equity	(24,135)
Total consideration	41,797

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

Pro forma results of operations for Leya acquisition have not been presented because it was not material to the consolidated financial statements.

Since October 20, 2021, the Group only has the right, but no longer the obligation to purchase the remaining shares of Leya from co-founders since Leya failed to meet the performance target by the end of the performance measurement period. Therefore, the Group classified the related non-controlling interests from mezzanine equity into non-controlling interests.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

6. Business combination (Continued)

(b) Acquisition of Wuhan Miracle

Wuhan Miracle is mainly engaged in the research and development, production, sales and agency of laser and other optoelectronic medical beauty equipment. In July 2021, the Group acquired an approximately 54.68% equity interests in Wuhan Miracle for an aggregated cash consideration of RMB512 million, including contingent consideration of RMB88 million measured at fair value, and Wuhan Miracle became a consolidated subsidiary of the Group. In connection with the transaction, the Group also entered into an agreement with the founder of Wuhan Miracle and shareholder A, pursuant to which the Group is obligated to purchase and the founder is obligated to sell additional 4.17% equity interests in Wuhan Miracle for a cash consideration of RMB39 million within three years and the Group is obligated to purchase and the shareholder A is obligated to sell 1.00% equity interest in Wuhan Miracle for a cash consideration of RMB9 million. The Group subsequently acquired additional 31.92% equity interests for an aggregated cash consideration of RMB299 million in the fourth quarter of 2021. As of December 31, 2021, the Group effectively held 91.77% equity interests of Wuhan Miracle. As of December 31, 2021, the remaining payment for acquisition of Wuhan Miracle was RMB136 million, including contingent consideration of RMB88 million.

The acquisition was accounted for as a business combination and RMB17 million of supplier relationship intangible assets, RMB27 million of in-process research and development and RMB70 million of developed technology intangible assets were recognized at fair value, RMB105 million of property and equipment was recognized at fair value and RMB100 million of inventories was recognized at fair value on acquisition date. The Group’s unconditional obligation to purchase 4% equity interests from founder of Wuhan Miracle and purchase 1% equity interest from the shareholder A are considered as a mandatorily redeemable non-controlling interest and should be classified as liability.

The Group made estimates and judgements in determining the fair value of intangible assets and property and equipment with the assistance from an independent valuation firm. The significant estimates and assumptions mainly include: (1) projected revenue, projected operating result and discount rate, which are related to the valuation of the fair value of the intangible assets; (2) sales price and market rental of comparable property and equipment, adjustment for differences between acquired property and equipment and comparable property and equipment and capitalization rates, which are related to the valuation of the fair value of the building measured as the property and equipment;(3) sales price of comparable property and equipment, and adjustment for differences between acquired property and equipment and comparable property and equipment, which are related to the valuation of the fair value of the cars measured as the property and equipment and included in the nature of office equipment, furniture and others in Property and equipment, net; and (4) replacement cost which is related to the valuation of the fair value of the other property and equipment owned by Wuhan Miracle. The Group determined discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. The consideration was allocated on the acquisition date as follows:

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

6. Business combination (Continued)

(b) Acquisition of Wuhan Miracle (continued)

	RMB	Useful lives
		(Years)
Identifiable intangible assets acquired:
Developed technology	70,000	10
Supplier relationship	17,000	3
In-process research and development	27,000	10
Cash and cash equivalents	86,467
Short-term investment and term deposits	50,000
Account receivables	25,244
Inventories, net	99,681
Other current assets	6,401
Property and equipment, net	104,878	20
Other non-current assets	8,278
Contract liabilities	(32,006)
Accrued liabilities and other liabilities	(38,245)
Deferred tax liabilities	(28,872)
Goodwill	540,009
Non-controlling interests	(76,905)
Total consideration	858,930

The excess of the purchase price over tangible assets, identifiable intangible assets and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies and the assembled workforce of Wuhan Miracle. The goodwill is not deductible for tax purposes.

The amount of revenue and net loss of Wuhan Miracle from the acquisition date to December 31, 2021 were RMB111,956 and RMB9,366, respectively.

Pro forma information of the acquisition

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2020 and 2021 of the Group as if the acquisition had occurred on January 1, 2020. The unaudited pro forma information includes: (i) amortization associated with estimates for the acquired intangible assets, depreciation associated with estimates for the acquired property and equipment and the cost associated with the estimates for the acquired inventories and corresponding deferred tax liability; (ii) removal of the transaction costs related to the acquisition; (iii) elimination of transaction between Wuhan Miracle and the Group and (iv) the associated tax impact on these unaudited pro forma adjustments. The following pro forma financial information is presented for informational purpose only and is not necessarily indicative of the results that would have occurred had the acquisition been completed on January 1, 2020, nor is it indicative of future operating results.

	For the Year Ended
	December 31,
	2020	2021
	RMB	RMB
Pro forma Revenue	1,474,996	1,821,657
Pro forma net income/(loss)	18,481	(39,955)

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

7. Goodwill

Changes in the carrying amount of goodwill by segment for the years ended March 31, 2020 and 2021 were as follows:

		Wuhan
	So-Young	Miracle	Total
	RMB	RMB	RMB
Balance as of December 31, 2019	—	—	—
Increase in goodwill related to acquisition	48,500	—	48,500
Balance as of December 31, 2020	48,500	—	48,500
Increase in goodwill related to acquisition	684	540,009	540,693
Impairment of goodwill (i)	(48,500)	—	(48,500)
Balance as of December 31, 2021	684	540,009	540,693

Gross goodwill balances were RMB48,500 and RMB589,192 as of December 31, 2020 and 2021, respectively. Accumulated impairment losses were nil and RMB48,500 as of December 31, 2020 and 2021, respectively.

(i)	In the annual goodwill impairment assessment, the Group concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of nil, and RMB48,500 for the years ended December 31, 2020 and 2021, respectively. The impairment losses were resulted from an update of long-term financial outlook of Leya.

8. Investments

(a) Short-term Investments

As of December 31, 2020 and 2021, the Company’s short-term investments are comprised of investments in wealth management products issued by financial institutions, which contain a variable interest rate. To estimate the fair value of short-term investments, the Company refers to the quoted rate of return provided by financial institutions at the end of each year using discounted cash flow method. The Company classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

For the years ended December 31, 2019, 2020 and 2021, the Group recognized investment income related to short-term investments of RMB8,698, RMB13,599 and RMB8,931, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

8. Investments (Continued)

(b) Long-term Investments

The Group’s equity investments are reported in long-term investments in the consolidated balance sheets.

The Group’s long-term investments consisted of the follows:

	Equity
	investments
	without readily
	determinable	Equity method
	fair values	investments	Total
	RMB	RMB	RMB
Balance as of January 1, 2020	32,505	13,475	45,980
Additions	125,000	—	125,000
Share of losses of equity method investee	—	(4,279)	(4,279)
Impairment	(601)	—	(601)
Balance as of December 31, 2020	156,904	9,196	166,100
Additions	93,350	12,596	105,946
Share of losses of equity method investees	—	(1,522)	(1,522)
Impairment	(17,850)	—	(17,850)
Foreign exchange adjustment	(174)	—	(174)
Balance as of December 31, 2021	232,230	20,270	252,500

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

(Amounts in thousands, except for share and per share data, unless otherwise noted)

8. Investments (Continued)

(b) Long-term Investments (Continued)

Equity investments using the measurement alternative (continued)

In April 2019, the Group completed the investment in Beijing Yicai Health Management Consulting Co., Ltd. (“Yicai”) by purchasing 35% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB17,500. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

In December 2020, the Group completed the investment in Shanghai Linkedcare (“Linkedcare”) Information Technology Co., Ltd. by purchasing 15.1% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB125,000. In July 2021, the Group additionally acquired Linkedcare newly issued preferred shares by paying the cash consideration of RMB40,000. After the subsequent investment in 2021, the Group held approximately 13.33% of its issued and outstanding shares. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

In June 2021, the Group invested in Beauty Care Clinics Investment Co., Ltd (“BCC Investment”) by purchasing 1.74% of its equity interest. The total cash consideration for the investment was RMB50,000 in cash. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the Company had no significant influence over the investee and the shares do not have readily determinable fair values.

In July 2021, the Group acquired Wuhan Miracle. Wuhan Miracle owned 7.5% of the equity interest of Ningbo Qizhi Nianhua Medical Treatment Technology Co., Ltd (“Ningbo Qizhi”) with a total cash consideration of RMB3,000. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the Company had no significant influence over the investee and the shares do not have readily determinable fair values.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. Based on the Group’s assessment, an impairment charge of RMB4,000,nil and RMB17,850 was recognized in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019, 2020 and 2021, respectively, against the carrying value of the investment due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

8. Investments (Continued)

(b) Long-term Investments (Continued)

Equity method investments (continued)

In October 2019, the Group invested in Beijing Sharing New Medical Technology Co., Ltd. (“Sharing New Medical”) by purchasing 49% of its equity interest. The total cash consideration for the investment was RMB13,475. In February 2021, the Group additionally invested RMB7,596 to Sharing New Medical. After the subsequent investment in 2021, the Group still held approximately 49% of its equity interest. The investment was accounted for using equity method as the Group can exercise significant influence on the investee.

In September 2021, the Group invested in Beijing Souyang Management Consulting Co., Ltd (“Beijing Souyang”) by purchasing 77% of its equity interest. The total cash consideration for the investment was RMB5,000. The Company determined that Beijing Souyang was not a variable interest entity under ASC Topic 810, “Consolidation” (“ASC 810) and evaluated for consolidation under the voting interest model. Because of substantive participating rights of the 23% equity investor, including the approval of material operating decisions such as appointment of key management and determination of key management’s compensation, the Group does not have unilateral control over this investment. Therefore, the Group does not consolidate Beijing Souyang but accounts for it using equity method in accordance with ASC 323, Investments—Equity Method and Joint Ventures.

9. Property and Equipment, Net

Property and equipment, net as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Building	-	99,166
Leasehold improvements	30,673	32,723
Office equipment, furniture and others	6,604	12,201
Production Machinery	-	3,680
Computers and electrical equipment	8,795	8,370
Total	46,072	156,140
Accumulated depreciation	(15,553)	(30,875)
Impairment of property and equipment	(689)	(689)
Net book value	29,830	124,576

Depreciation expenses recognized for the years ended December 31, 2019, 2020 and 2021 were RMB6,051, RMB9,258 and RMB15,086, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

10. Intangible assets

Intangible assets and its related accumulated amortization as of December 31, 2020 and 2021 are as follows:

	As of December 31, 2020
	Gross			Net
	carrying	Accumulated	Impairment	Carrying
	value	amortization	Amount	Amount
	RMB	RMB	RMB	RMB
License (i)	43,626	(4,207)	—	39,419
Developed technology (ii)	2,500	(63)	—	2,437
Customer relationship (ii)	18,000	(452)	—	17,548
Software	126	(28)	—	98
Trade names	607	(198)	—	409
Others	193	(75)	—	118
Total	65,052	(5,023)	—	60,029

	As of December 31, 2021
	Gross			Net
	carrying	Accumulated	Impairment	Carrying
	value	amortization	Amount	Amount
	RMB	RMB	RMB	RMB
License (i)	93,952	(9,411)	—	84,541
Developed technology (ii)	72,500	(3,575)	(2,071)	66,854
In-process research and development (ii)	27,000	(1,191)	—	25,809
Customer relationship (ii)	18,000	(2,692)	(15,308)	—
Supplier relationship (ii)	17,000	(2,500)	—	14,500
Software	2,760	(1,073)	—	1,687
Trade names	716	(266)	—	450
Others	210	(96)	—	114
Total	232,138	(20,804)	(17,379)	193,955
(i)Licenses include the insurance broker license and micro-finance license. Insurance broker license was derived from the acquisition of Jinbaoxin. In January 2020, the Company completed the acquisition of Jinbaoxin. The transaction was accounted for as an asset acquisition as the acquiree company did not meet the criteria of a business and substantially all the fair value of the assets acquired were concentrated in a single asset.

Micro-finance license was derived from the acquisition of Tonghua Micro Finance. In October 2021, the Company completed the acquisition of Tonghua Micro Finance. The transaction was accounted for as an asset acquisition as the acquiree company did not meet the criteria of a business and substantially all the fair value of the assets acquired were concentrated in a single asset.

(ii)Customer relationship and part of developed technology were derived from the acquisition of Shanghai Leya. Supplier relationship, the other developed technology, and in-process research and development intangible assets were derived from the acquisition of Wuhan Miracle. For the details, please refer to “Note 6 Business combination”.

The impairment of intangible assets was nil, nil and RMB17,379 for the years ended December 31, 2019, 2020 and 2021, respectively. The impairment losses were resulted from an update of long-term financial outlook of Leya, which indicates that the carrying value may not be recoverable.

Amortization expense was RMB78, RMB4,829 and RMB14,995 for the years ended December 31, 2019, 2020 and 2021, respectively.

The Company will record estimated amortization expenses of RMB25,367, RMB25,168, RMB22,525, RMB19,260 and RMB101,635 for the years ending December 31, 2022, 2023, 2024, 2025, 2026 and thereafter, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

11. Taxation

(a) Value-added tax (“VAT”)

The Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 13% for products sales.

The Group is also subject to urban construction tax at the rate of 7% or 5% or 1%, education surcharges at the rate of 3%, local education surcharges at the rate of 2% and other surcharges on VAT payments to the tax authorities according to PRC tax law, which are recorded in the cost of revenues in the consolidated statements of comprehensive income/(loss).

(b) Income tax

Composition of income tax

The following table presents the composition of income tax expenses/(benefits) for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expense	54,049	16,580	19,579
Deferred tax benefits	(4,314)	(21,364)	1,652
Income tax expenses/(benefits)	49,735	(4,784)	21,231

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

So-Young Wanwei was entitled as HNTE in 2018 and eligible for a preferential EIT rate of 15%, for the three-year period from 2018 to 2020 and extended to additional three-year period from 2021 to 2023, so long as it meets the HNTE criteria, however, as So-Young Wanwei qualified as “Software Company”, hence to enjoy income tax rate of 0% for the two-year period from 2019 to 2020, and enjoys income tax rate of 12.5% for the three-year period from 2021 to 2023.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

11. Taxation (Continued)

(b) Income tax (Continued)

China (continued)

Wuhan Miracle and Wuhan Haoweilai were entitled as HNTE in 2020 and eligible for a preferential EIT rate of 15%, for the three-year period from 2020 to 2022.

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

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s income tax expenses/(benefits) for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income tax expenses at PRC statutory income tax rate-25%	56,615	34	(4,101)
Permanent differences (1)	(6,829)	(8,629)	5,412
Tax rate difference from tax holiday and statutory rate in other jurisdictions	(12,351)	(377)	5,701
Change in valuation allowance	12,300	4,188	14,219
Income tax expenses/(benefits)	49,735	(4,784)	21,231
(1)	The permanent differences mainly consisted of additional deduction for research and development expenditures and non-deductible expenses.

The per share effect of the tax holidays are as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net gain/(loss) per ordinary share effect-basic	0.13	0.11	(0.07)
Net gain/(loss) per ordinary share effect-diluted	0.12	0.10	(0.07)

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

11. Taxation (Continued)

(c) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Advertising and promotion expenses in excess of deduction limit	57,080	53,670
Payroll and expense accrued	5,634	4,909
Net operating tax loss carry forwards	23,802	25,200
Share of loss on equity method investment	1,070	1,450
Impairment of long-term investments	1,000	5,463
Allowance for doubtful accounts and inventory	1,772	5,740
Others	870	1,015
Valuation allowance	(35,708)	(49,927)
Total deferred tax assets, net	55,520	47,520

Deferred tax liabilities
Assets arisen from business combination and assets acquisition	8,522	38,577
Total deferred tax liabilities	8,522	38,577

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes - Overall - Other Presentation Matters.” The Group has classified all deferred tax assets and liabilities as non-current items on its consolidated balance sheet as of December 31, 2020 and 2021.

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance as of January 1,	(15,743)	(28,043)	(35,708)
Change of valuation allowance	(12,300)	(7,665)	(14,219)
Balance as of December 31,	(28,043)	(35,708)	(49,927)

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

The increase of valuation allowance in 2021 was mainly related to deferred tax assets recognized from impairment losses of long-term investment, goodwill and intangible asset, as the Group did not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

11. Taxation (Continued)

(c) Deferred tax assets and liabilities (Continued)

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration period for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2021, certain entities of the Group had net operating tax loss carry forwards, if not utilized, would expire as follows:

RMB
Loss expiring in 2022	12,488
Loss expiring in 2023	11,628
Loss expiring in 2024	15,470
Loss expiring in 2025	50,345
Loss expiring in 2026 and thereafter	30,338
Total	120,269

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

To the extent that subsidiaries and the VIE and subsidiaries of the VIE of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2020 and 2021 the Company did not record any withholding tax as the PRC entities were still in accumulated deficit position.

12. Taxes Payable

The following is a summary of taxes payable as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
VAT payable	11,134	12,831
Withholding individual income taxes for employees	9,970	8,114
Enterprise income taxes payable	38,281	26,690
Others	685	936
Total	60,070	48,571

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Contract Balances

The following table provides information about receivables and contract liabilities with customers:

	As of December 31,
	2020	2021
	RMB	RMB
Trade receivables	52,871	54,829
Contract liabilities	135,385	139,155

As of December 31, 2020, and 2021, the contract assets were nil and nil, respectively. Trade receivables are recorded when the right to consideration becomes unconditional.

Contract liabilities relate to the payments received for information service and sales of equipment and maintenance services in advance of performance under the contract. As of December 31, 2020 and 2021, contract liabilities were RMB135,385 and RMB139,155, respectively. The Group’s information service and sales of equipment are provided in a relatively short period, as such the contract liabilities are generally recognized as revenue within three months. The Group’s maintenance services are generally provided over twelve months and the contract liabilities relate to the payments received for maintenance services are generally recognized as revenue within 12 months accordingly.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2019, 2020 and 2021 is RMB116,967, RMB93,725 and RMB135,385, respectively.

As of December 31, 2020 and 2021, the Group does not have unsatisfied performance obligations with the related contract of duration over one year.

14. Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
Payment for acquisition of Wuhan Miracle (see Note 6)	—	136,482
Deposits payable to service providers and others	56,602	68,248
Accrued service expenses	86,376	61,255
Advance payment from platform user	39,371	51,104
Payable to service providers	44,891	24,860
Payments for inventories	—	18,840
Product warranty	—	2,529
Accrued litigation liabilities (see Note 20)	992	2,162
Others	9,553	11,361
Total	237,785	376,841

Standard product warranty activities were as follows:

Warranty
RMB
Balance as of July 22, 2021	3,043
Provided during the period	861
Utilized during the period	(1,375)
Balance as of December 31, 2021	2,529

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

The Group recorded ROU assets and lease liabilities as a lessee. As of December 31, 2020 and 2021, ROU assets were approximately RMB120,140 and RMB95,609, respectively. As of December 31, 2020 and 2021, lease liabilities were approximately RMB132,512 and RMB105,885, respectively. Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2020	2021
	RMB	RMB
Cash payments for operating leases	41,960	44,072
ROU assets obtained in exchange for operating lease liabilities	7,428	9,137

15. Lease (Continued)

Future lease payments under operating leases as of December 31, 2021 were as follows:

Operating leases
RMB
Year ending December 31,
2022	45,236
2023	50,972
2024	17,159
2025	627
2026 and thereafter	—
Total future lease payments	113,994
Less: Imputed interest	(8,109)
Total lease liability balance	105,885

The weighted-average remaining lease term was 3.37 and 2.42 years as of December 31, 2020 and 2021, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2020 and 2021 was 5.96% and 5.90%, respectively.

Operating lease expenses for the years ended December 31, 2020 and 2021 were RMB40,432 and RMB41,976, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the years ended December 31, 2020 and 2021 were RMB6,586 and RMB7,929, respectively.

There were no early terminated leases for the years ended December 31, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, no additional operating leases have not yet commenced.

16. Ordinary Shares

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

As of December 31, 2021, 750,000,000 Class A ordinary shares were authorized, 71,736,059 and 69,092,367 shares were issued and outstanding, respectively; 20,000,000 Class B ordinary shares were authorized, 12,000,000 Class B ordinary shares were issued and outstanding, respectively; and 80,000,000 shares as the board of directors may determine in accordance with the amended and restated memorandum and articles of association were authorized.

17. Convertible Redeemable Preferred Shares

The following table summarizes the issuances of convertible redeemable preferred shares (collectively, “Preferred Shares”).

		Original
		Issuance Price
		per Share
Name	Issuance Date	US$	Number of Shares
Series A Preferred Shares	August 22, 2014	$0.40	8,000,000
Series B Preferred Shares	January 16, 2015	$1.05	10,476,190
Series C-1 Preferred Shares	January 18, 2016	$2.00	1,030,126
Series C Preferred Shares	March 31, 2016	$3.88	4,902,554
Series D Preferred Shares	December 20, 2017 and January 9, 2018	$5.89-$6.20	9,750,676
Series D+ Preferred Shares	February 9, 2018 and February 28, 2018	$7.52	3,497,954
Series E Preferred Shares	August 23, 2018	$10.55-$11.72	6,164,979

The key terms of the Preferred Shares are as follows:

Conversion right

The Preferred Shares are convertible, at the option of the holders, into the Company’s ordinary shares before August 23, 2018 or Class B ordinary shares after the establishment of dual class share structure on August 23, 2018 at an initial conversion ratio of 1:1 at any time after the original issuance date. In the event that the Company issues additional ordinary shares at a price lower than the then-applicable conversion price for the Preferred Shares, the conversion price of the Preferred Shares shall be adjusted. The conversion prices are also subject to adjustments upon certain dilution events. In addition, the Preferred Shares are automatically convertible into such number of Class B ordinary shares of the Company as shall be determined by reference to the then effective and applicable conversion ratio upon the closing of a qualified IPO as defined in the Memorandum and Articles of Association.

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

17. Convertible Redeemable Preferred Shares (Continued)

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

17. Convertible Redeemable Preferred Shares (Continued)

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

17. Convertible Redeemable Preferred Shares (Continued)

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

18. Share-based Compensation

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

On January 10, 2019, the board of directors of the Company approved the Amended and Restated 2018 Share Plan (the “Amended 2018 Plan”) to replace the 2018 Plan. Those employees who have been granted shares under 2018 Plan were required to re-sign the shares agreement under the Amended 2018 Plan. Upon adoption of the Amended 2018 Plan, terms are modified that the vested options cannot be exercised until the completion of the Company’s IPO (“modified condition”). In accordance with ASC 718, “Compensation—Stock Compensation,” the modification is a probable-to-improbable (Type II) modification as IPO is a performance condition that the Company anticipates will not be satisfied until occurrence. For Type II modifications, no incremental fair value would be recognized unless and until vesting of the award under the modified conditions becomes probable. If the original service condition is satisfied, the award’s original grant-date fair value is recognized as an expense, over the requisite service period, regardless of whether the modified conditions are satisfied. Since the modified awards with both a service condition and a performance condition, the graded vesting method should be used, the cumulative amount of difference between the straight-line method and graded vesting method should be caught up when the vesting of the award under the modified conditions becomes probable, i.e., upon IPO.

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

In April 2021, the Company adopted the 2021 Share Incentive Plan (“2021 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the business. The maximum number of shares that may be issued under the 2021 Plan shall initially be 1,734,760 ordinary shares, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of the 2021 Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by the board of directors of the Group. The awards granted under the 2021 Plan have a contractual term of ten years from the stated grant date and are generally scheduled to be vested in two to four years subject to a service condition or both a service condition and a performance condition as below:

(i)	50% of options granted under the 2021 Plan will vest in equal tranche quarterly.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

18. Share-based Compensation (Continued)

(a) Description of share option plan (Continued)

(ii)50% of options granted under the 2021 Plan will vest in semi-annually based on the grantee’s performance rating for a corresponding six-month performance review period, which may commence on or earlier than the stated grant date. The performance rating will affect the number of options the employee can obtain. Certain subjective measurement metrics used to determine the performance rating are provided on the stated grant date, which results that it is difficult for the employee to estimate their performance. Therefore, the stated grant date does not meet the definition of the accounting grant date as there is no mutual understanding of the key terms and conditions. For each tranche, the accounting grant date is considered to be the date the grantee’s performance review finally concluded, which is the date used to measure the share-based compensation expense. The service inception date specifically for each tranche is the option agreement signing date, and since the award contains service condition and performance vesting condition and employee must continue to provide service until the last condition is achieved, the requisite service period should last to the longer date of service condition achieved date or performance condition achieved date. As the awards contain a performance condition that if not satisfied preceding the accounting grant date results in forfeiture of the award, the awards have a service inception date preceding the grant date pursuant to ASC 718-10-55-108; the Group should accrue compensation cost using graded vesting method, beginning on the service inception date when it is probable that performance condition can be achieved. The Group should estimate the award’s fair value on each subsequent reporting date (i.e., remeasure each period at fair value) until the accounting grant date is established. On the accounting grant date, the estimate of an equity-classified award’s fair value is fixed; therefore, the cumulative amount of previously recognized compensation cost should be adjusted to the grant date fair value, and the Group would no longer remeasure the award. The Group estimated the probability based on the historical performance results of the employees as there are sufficient data for estimation.

Some of employees who have been granted shares under Second Amended 2018 Plan re-signed the shares agreement under the 2021 Plan. Upon the adoption of the 2021 Plan, 50% of the unvested options are modified to change the vesting schedule to vest quarterly (“Modification A”) and the remaining 50% of unvested options are modified to add performance condition as described in the preceding paragraph (“Modification B”). In accordance with ASC 718, “Compensation-Stock Compensation,” the Modification A and Modification B are considered probable-to-probable (Type I) modifications as the Company expected that it is probable that the employee can at least obtain the original number of options under the 2021 plan. Any incremental fair value together with remaining unrecognized share-based compensation expense will be recognized over the remaining requisite service period.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

18. Share-based Compensation (Continued)

(a) Description of share option plan (Continued)

In 2021, the Company has granted 1,047,828 share options with an exercise price of US$0.1 per share under the Second Amended 2018 Plan and the 2021 Plan.

(b) Valuation

The Group uses binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the years ended December 31, 2019, 2020 and 2021 is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2019	2020	2021
Expected volatility	46.54%-47.29%	47.00%-55.00%	46.48%-52.64%
Expected dividends yield	0%	0%	0%
Expected multiples	2.2	2.2-2.8	2.2-2.8
Risk-free interest rate	1.77%-2.70%	0.62%-1.77%	1.03%-1.61%
Expected term (in years)	10	10	10
Fair value of underlying ordinary share (USD)	12.32-12.43	12.98-16.13	4.15-12.90

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

18. Share-based Compensation (Continued)

(c) Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2019, 2020 and 2021:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	options	exercise price	contractual life	Intrinsic Value
	(in thousands)	US$	Years	US$
				(in thousands)
Outstanding as of January 1, 2019	4,291	0.1	8.17	43,312
Granted	1,660	0.1
Exercised	(2,008)	0.1		31,456
Forfeited	(447)	0.1
Outstanding as of December 31, 2019	3,496	0.1	8.55	55,188
Granted	2,665	0.1
Exercised	(1,090)	0.1		15,148
Forfeited	(545)	0.1
Outstanding as of December 31, 2020	4,526	0.1	8.60	66,255
Granted	1,048	0.1
Exercised	(1,774)	0.1		16,088
Forfeited	(1,288)	0.1
Outstanding as of December 31, 2021	2,512	0.1	8.47	10,167

Vested and exercisable as of December 31, 2019	619	0.1	7.23	9,772
Vested and exercisable as of December 31, 2020	557	0.1	7.44	8,156
Vested and exercisable as of December 31, 2021	1,116	0.1	8.84	4,515

The weighted average grant date fair value of options granted for the years ended December 31, 2019, 2020 and 2021 was US$13.07, US$13.38 and US$7.59 per option, respectively. The total grant date fair value of options vested for the years ended December 31, 2019, 2020 and 2021 was RMB55,858, RMB58,700 and RMB141,845, respectively.

It is the Company’s policy to issue new shares upon exercise of share options. The number of shares available for future grant under the Company’s Second Amended 2018 Plan was 620, 124 as of December 31, 2021. The number of shares available for future grant under the Company’s 2021 Plan was 931,914 as of December 31, 2021.

As of December 31, 2019, 2020 and 2021, the total unrecognized compensation expenses related to the options were RMB102,426, RMB216,971 and RMB65,122, respectively. These amounts are expected to be recognized over a weighted average period of  3.14 years, 2.73 years and 2.13 years, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Net Earnings/(Loss) per Share

Basic and diluted earnings /(loss) per share have been calculated in accordance with ASC260 for the years ended December 31, 2019, 2020 and 2021:

	For the Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net income/(loss)	176,724	4,877	(37,636)
Net loss attributable to non-controlling interests	—	930	29,265
Accretions of Preferred Shares to redemption value	(50,219)	—	—
Net earnings/(loss) attributable to ordinary shareholders	126,505	5,807	(8,371)

Denominator:
Weighted average number of ordinary shares outstanding, basic	59,357,935	81,534,991	81,680,504
Weighted average number of ordinary shares outstanding, diluted	63,309,091	83,781,406	81,680,504
Net earnings/(loss) per share, basic	2.13	0.07	(0.10)
Net earnings/(loss) per share, diluted	2.00	0.07	(0.10)
Net earnings/(loss) per ADS, basic	1.64	0.05	(0.08)
Net earnings/(loss) per ADS, diluted	1.54	0.05	(0.08)

Basic and diluted earnings /(loss) per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net earnings /(loss) per share to eliminate any antidilutive effect:

	For the Year ended December 31,
	2019	2020	2021
Share option	—	—	949,501
Preferred Shares	15,127,760	—	—
Total	15,127,760	—	949,501

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

20. Commitments and Contingencies

(a) Commitments

Property management fee obligation

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through July 2024. Future minimum payments under non-cancelable agreements for bandwidth and property management fees consist of the following as of December 31, 2021:

As of December 31,
2021
RMB
2022	6,243
2023	5,854
2024	1,896
2025	—
2026 and thereafter	—
Total	13,993

Purchase obligation

As of December 31, 2021, future minimum payments under non-cancelable agreements for imported equipment from Wuhan Miracle is RMB11.0 million (US$1.7 million), of which is due by 2022.

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group’s accrued expense for litigation liabilities was RMB992 and RMB2,162 as of December 31, 2020 and 2021, respectively, and the Group recognized RMB4,967, RMB4,022 and RMB6,150 litigation expense for the years ended December 31, 2019, 2020 and 2021, respectively. The litigations are mainly in connection with infringement of intellectual property right, including rights of reputation and image rights.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

21. Fair value measurement

(a) Assets and liabilities measured at fair value on a recurring basis

The following table summarizes, for assets and liabilities measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2020 and 2021:

		As of December 31,
Financial instruments	Fair value hierarchy	2020	2021
		RMB	RMB
Short-term investments (Note 8)	Level 2	563,177	408,946
Contingent consideration (Note 6)	Level 3	—	(88,000)

Short-term investments

The short-term investments are comprised of investments in wealth management products issued by financial institutions. The Group estimates the fair value of investments in short-term investments using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. The short-term investments usually have short original maturities of less than 1 year, the carrying value approximates to fair value.

As of December 31, 2020 and 2021, gross unrealized gains of RMB8,560 and RMB161 were recorded on short-term investments, respectively. No impairment charges were recorded for the years ended December 31, 2019, 2020 and 2021, respectively.

Contingent consideration

The Group’s estimated liability for contingent consideration represents potential payments for the acquisition of Wuhan Miracle (see Note 6) if certain defined goal is achieved before December 31, 2022. The contingent consideration is included in the accrued expenses and other current liabilities on the consolidated balance sheets. The Group estimated the fair value of contingent consideration including unobservable inputs of probability of successful achievement, and accordingly the Group classifies the valuation techniques that use these inputs as Level 3. There are no fair value changes for this contingent consideration for the year ended December 31, 2021.

Other financial instruments

Other financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, trade receivables, loan receivables, amounts due from/to related parties and receivables from online payment platforms. As of December 31, 2020 and 2021, the carrying values of these financial assets are approximated to the fair values due to their short-term nature. They are not measured at fair value in the Consolidated Balance Sheets, but for which the fair value is estimated for disclosure purposes.

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Investments under the measurement alternative method and equity method are reviewed periodically for impairment using fair value measurement. As of December 31, 2019, 2020 and 2021, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in earnings for the years then ended. The Group recognized impairment charges of RMB4,000, nil and RMB17,850 for those investments for the years ended December 31, 2019, 2020 and 2021, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

21. Fair value measurement (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis (Continued)

The Group’s non-financial assets, such as intangible asset, goodwill, fixed assets and operating lease assets, are measured at fair value only if they are determined to be impaired. The inputs used to measure the estimated fair value of such assets are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs used. For the years ended December 31, 2019, 2020 and 2021, the Group recognized nil, nil, and RMB17,379 of impairment loss for the intangible assets and nil, nil and RMB48,500 of impairment loss for the goodwill based on management’s assessment.

22. Related Party Transactions

During the years ended December 31, 2019, 2020 and 2021, other than disclosed elsewhere, the Company mainly had the following related party transactions:

Name of entity or individual	Relationships with the Group
Beijing Mevos	Equity investment
Chengdu Zhisu	Equity investment
Beijing Yicai Health Management Consulting Co., Ltd. (“Yicai”)	Equity investment
Xingying	Equity investment
Sharing New Medical	Equity investment
Zhang Haipeng	Director
Wuhan Future Light Property Service Co., Ltd. (“Future Light”)	Immediate family of subsidiary’s shareholder

(a) The Group entered into the following transactions with related parties

(i) Provision of service

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Yicai	2,717	528	—
Chengdu Zhisu	3,052	4,027	2,934
Xingying	989	1,127	1,802

(ii) Loan advanced to the related parties

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Chengdu Zhisu	5,000	—	—
Sharing New Medical	—	16,889	13,720
Yicai	—	—	2,000

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

22. Related Party Transactions (Continued)

(a) The Group entered into the following transactions with related parties (Continued)

(iii) Repayment of the loan advances to the related parties

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Chengdu Zhisu	—	5,000	—
Medical Cosmetology Group	1,314	—	—
Sharing New Medical	—	9,718	7,170

(iv) Impairment of amount due from related parties

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Yicai	—	—	360
Chengdu Zhisu	—	—	500

(v) Expense occurred to the related parties

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Beijing Mevos	2,051	1,472	976
Zhang Haipeng(1)	613	613	—
Future Light	—	—	606

(vi) Provision of rental service

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Yicai	377	340	—

(b) Amount due from/ to related parties

(i) Amount due from related parties

	As of December 31,
	2020	2021
	RMB	RMB
Chengdu Zhisu	—	241
Sharing New Medical(2)	7,404	13,797
Yicai	360	—

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

22. Related Party Transactions (Continued)

(b) Amount due from/ to related parties (Continued)

(ii) Amount due to related parties

	As of December 31,
	2020	2021
	RMB	RMB
Yicai	2,060	—
Zhisu Limited	168	—
Xingying	126	33
Beijing Mevos	—	642
(1)	The Company entered into an agreement with Zhang Haipeng with a cash consideration of RMB 1,300 to engage him as spokesman for brand promotion from September 2019 to April 2020. The Company has paid in advance fully for the service and recognized advertising expense of RMB613 for the year ended December 31, 2019. The remaining amount was recognized as expense in 2020.
(2)	The balance as of December 31, 2021 represents a loan provided to Sharing New Medical with a term of one year and an annual interest rate of 4.35%.

23. Segment Information

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

In 2021, the Group acquired an approximately 91.77% equity interests in Wuhan Miracle, which is mainly engaged in the research and development, production, sales and agency of laser and other optoelectronic medical beauty equipment, and it became a consolidated subsidiary of the Group. As a result of this acquisition, the Group changed its internal organizational structure and separated its businesses into the So-Young segment and Wuhan Miracle segment. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of comprehensive income/(loss) or consolidated statements of cash flows.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

23. Segment Information (Continued)

The following tables present a summary of the Group’s operating segment results for the years ended December 31, 2019, 2020 and 2021, The Group does not allocate any assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenues:
So-Young	1,151,637	1,294,988	1,580,507
Wuhan Miracle	—	—	111,956
Total	1,151,637	1,294,988	1,692,463
Elimination	—	—	—
Consolidated total revenues	1,151,637	1,294,988	1,692,463

Cost of revenues:
So-Young	(198,630)	(212,206)	(249,767)
Wuhan Miracle	—	—	(78,142)
Total	(198,630)	(212,206)	(327,909)
Elimination	—	—	20
Consolidated total cost of revenues	(198,630)	(212,206)	(327,889)

Gross profit:
So-Young	953,007	1,082,782	1,330,740
Wuhan Miracle	—	—	33,814
Total	953,007	1,082,782	1,364,554
Elimination	—	—	20
Consolidated gross profit	953,007	1,082,782	1,364,574

The following table set forth the breakdown of net revenues by type of good or service for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Information services and others	833,422	962,089	1,304,455
Reservation services	318,215	332,899	276,052
Sales of equipment and maintenance services	—	—	111,956
Total revenues	1,151,637	1,294,988	1,692,463

The following table presents the depreciation expenses of property and equipment in cost of revenues by segment for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
So-Young	1,624	1,996	2,559
Wuhan Miracle	—	—	550
Total depreciation expenses of property and equipment	1,624	1,996	3,109

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

23. Segment Information (Continued)

The following table presents the amortization expenses of intangible assets in cost of revenues by segment for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
So-Young	—	4,723	7,907
Wuhan Miracle	—	—	5,647
Total amortization expense of Intangible assets	—	4,723	13,554

24. Impact of the COVID-19

In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the PRC government has implemented a series of strict measures, including travel restrictions, quarantines, and a temporary shutdown of businesses which reduced the capacity and efficiency of the Group’s operations and negatively affected the Group’s results of operations and financial conditions in the first quarter of 2020. The Group have gradually resumed normal operations in the second half of 2020 as the spread of COVID-19 was substantially controlled in China and the number of new cases in China remained relatively low since then to the end of 2020. During the year ended December 31, 2021, macroeconomy was gradually recovering in China and business activities largely resumed. However, the extent to which the COVID-19 impacts the Group is still uncertain and depends on a number of factors, including the duration and severity of COVID-19, the effectiveness of the mass vaccination program and other actions taken to contain its spread. If the situation materially deteriorates in the PRC, the Group’s business, results of operations and financial condition could be materially and adversely affected. The Group will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

25. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Due to restrictions on distribution of share capital and statutory reserves in the PRC, total restrictions placed on distribution of net assets of the Group’s PRC subsidiaries, the VIEs and VIE’s subsidiaries was RMB209,430 and RMB948,503 as of December 31, 2020 and 2021, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders.

26. Additional Information—Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments or guarantees as of December 31, 2021.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

26. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(a)Condensed balance sheets of So-Young International Inc.

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	6,300	55,806	8,757
Amounts due from VIE companies	—	39,681	6,227
Amounts due from Group companies	1,820,349	1,457,100	228,651
Term deposits and short-term investments	262,216	318,881	50,039
Prepayment and other current assets	5,008	6,027	946
Total current assets	2,093,873	1,877,495	294,620
Non-current assets:
Investment in subsidiaries and VIE companies	518,262	617,773	96,942
Long-term investments	7,591	7,418	1,164
Amount due from VIE companies-non current	13,443	—	—
Total non-current assets	539,296	625,191	98,106
Total assets	2,633,169	2,502,686	392,726

Liabilities
Amounts due to VIE companies	9,348	35,529	5,575
Amounts due to Group companies	25,884	20,068	3,149
Accrued expenses and other current liabilities	1,566	900	141
Total liabilities	36,798	56,497	8,865

Shareholders’ deficit:
Treasury stock	—	(217,712)	(34,164)
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2020 and December 31, 2021; 70,212,159 shares issued and outstanding as of December 31, 2020; 71,736,059 and 69,092,367 shares issued and outstanding as of December 31, 2021, respectively)	224	230	36
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2020 and 2021; 12,000,000 shares issued and outstanding as of December 31, 2020 and 2021)	37	37	6
Additional paid-in capital	2,892,268	2,999,562	470,697
Statutory reserve	10,562	20,331	3,190
Accumulated deficit	(254,228)	(272,368)	(42,740)
Accumulated other comprehensive loss	(52,492)	(83,891)	(13,164)
Total shareholders’ equity	2,596,371	2,446,189	383,861
Total liabilities and shareholders’ equity	2,633,169	2,502,686	392,726

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

26. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(b)Condensed statements of comprehensive income/(loss) of So-Young International Inc.

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)

Operating expenses:
General and administrative expenses	(3,581)	(7,574)	(9,556)	(1,500)
Loss from operations	(3,581)	(7,574)	(9,556)	(1,500)
Share of profit/(loss) of subsidiaries and VIE	157,317	763	(1,412)	(222)
Income from non-operations	22,988	12,618	2,597	407
Net income/(loss)	176,724	5,807	(8,371)	(1,315)
Accretions of convertible redeemable preferred shares to redemption value	(50,219)	—	—	—
Net income/(loss) attributable to ordinary shareholders of the Company	126,505	5,807	(8,371)	(1,315)

Net income/(loss)	176,724	5,807	(8,371)	(1,315)
Other comprehensive loss:
Foreign currency translation adjustment	55,335	(144,225)	(31,399)	(4,927)
Total comprehensive income/(loss)	232,059	(138,418)	(39,770)	(6,242)

(c) Condensed statements of cash flows of So-Young International Inc.

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net cash generated from operating activities	30,796	43,212	12,117	1,901

Cash flows from investing activities:
Purchase of short-term investments	(674,916)	(402,913)	(610,841)	(95,854)
Proceeds from maturities of short-term investments	5,996	808,562	549,344	86,204
Loans to Group companies	(1,294,894)	(823,116)	(446,270)	(70,030)
Repayments from Group companies	661,371	365,401	764,712	120,000
Other investing activities with external parties	(8,250)	(8,266)	—	—
Net cash (used in)/generated from investing activities	(1,310,693)	(60,332)	256,945	40,320

Cash flows from financing activities:
Proceeds from initial public offering, net of issuance cost	1,272,860	—	—	—
Other financing activities with external parties	1,819	696	(216,743)	(34,012)
Net cash (used in)/provided by financing activities	1,274,679	696	(216,743)	(34,012)

Effect of exchange rate changes on cash and cash equivalents	48,069	(51,506)	(2,813)	(441)
Net increase/(decrease) in cash and cash equivalents	42,851	(67,930)	49,506	7,768
Cash and cash equivalents at beginning of year	31,379	74,230	6,300	989
Cash and cash equivalents at end of year	74,230	6,300	55,806	8,757