Form 20-F
period 2022-12-31
So-Young International Inc.
filed 2023-04-25
CIK 1758530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

For the fiscal year ended December 31, 2022.

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

NA
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Tower E, Ronsin Technology Center Chaoyang District, Beijing
People’s Republic of China
(Address of principal executive offices)

Xing Jin, Chief Executive Officer and Interim Chief Financial Officer

Tower E, Ronsin Technology Center,

Chaoyang District, Beijing

People’s Republic of China

Phone: +86 (10)-8790-2012

Email: ir@soyoung.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading	Name of Each Exchange On Which Registered
American depositary shares, 13 of which represent 10 Class A ordinary shares, par value US$0.0005 per share*	SY	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
* Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2022, there were 80,843,320 ordinary shares outstanding, par value of US$0.0005 per share, being the sum of 68,843,320 Class A ordinary shares (excluding treasury shares), par value of US$0.0005 per share and 12,000,000 Class B ordinary shares, par value of US$0.0005 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“ADSs” are to our American depositary shares, with every 13 ADSs representing 10 Class A ordinary shares;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0005 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0005 per share;
●	“mobile MAUs” are to the sum of (i) the number of unique mobile devices that have accessed our platform through our So-Young mobile app at least once during a month, and (ii) the number of unique Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. The numbers of our mobile MAUs are calculated using internal company data that has not been independently verified, and we treat each distinguishable device and Weixin user account as a separate user for purposes of calculating mobile MAUs, although inaccuracy may result from the possibility that some individuals may use more than one mobile device, may share the same mobile device with other individuals, and/or may use both our mobile app and Weixin mini programs to access our platform;
●	“monthly UVs” of soyoung.com, are to the number of unique IP address that various internet browsers apply to access our website, from either PC end or mobile end, at least once during a month. The numbers of our monthly UVs of soyoung.com are calculated using internal company data that has not been independently verified, and we treat each distinguishable IP address as a separate user for purposes of calculating monthly UVs, although inaccuracy may result from the possibility that some individuals may have more than one IP address and/or share the same IP address with other individuals to access our platform;
●	“the variable interest entities,” “the VIEs” and “the consolidated affiliated entities” are to Beijing So-Young Technology Co., Ltd., or Beijing So-Young, and Beijing Chiyan Medical Beauty Consulting, Ltd., or Beijing Chiyan;
●	“our WFOE” are to So-Young Wanwei Technology Consulting Co., Ltd., or Beijing Wanwei;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“So-Young,” “we,” “us,” “our company” and “our” are to So-Young International Inc., our Cayman Islands holding company, its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0005 per share;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“Wuhan Miracle” are to Wuhan Miracle Laser Systems, Inc.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	the online medical aesthetic service industry is rapidly evolving, which makes it difficult to evaluate our future prospects;
●	our historical growth rates may not be indicative of our future growth. If we are unable to manage the growth and increased complexity of our business, fail to control our costs and expenses, or fail to execute our strategies effectively, our business and prospects may be materially and adversely affected;
●	we may be subject to consumer claims, regulatory or professional investigations and litigations regarding the medical information and services offered on our platform, which could materially and adversely affect our brand, reputation, and results of operations;
●	characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits may have material impacts on our operations;
●	we face risks associated with our acquisition of Wuhan Miracle and its business;
●	if we fail to anticipate user preferences and provide high-quality and reliable content in a cost-effective manner, we may not be able to attract and retain users to remain competitive;
●	if content providers do not continue to contribute content that is high-quality, reliable or otherwise valuable to our users, we may experience a decline in user traffic and user engagement;
●	our business may be materially and adversely affected by an unfavorable market perception of the overall medical aesthetic industry;
●	we depend significantly on the strength of our brand and reputation. Any failure to maintain and enhance, or any damage to, our brand image or reputation could materially and adversely affect our business, results of operations, financial condition and prospects;
●	we are subject to uncertainties, changes and developments in the regulatory framework in mainland China with respect to the provision of online medical aesthetic services industry;
●	we face risks related to health epidemics, natural disasters, and other outbreaks, which could significantly disrupt our operations; and
●	our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	if the PRC government finds that the agreements that establish the structure for operating our operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	we rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control; and
●	any failure by the consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	the PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	the trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;
●	our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial; and
●	we cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

So-Young International Inc. is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our subsidiaries in mainland China and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements and their subsidiaries in mainland China. Laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in mainland China through the consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our subsidiaries, the consolidated affiliated entities and their nominee shareholders to control the business operations of the consolidated affiliated entities. The consolidated affiliated entities are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the consolidated affiliated entities accounted for 100.0%, 93.0% and 79.9% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “So-Young” refers to So-Young International Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities in mainland China. Investors in our ADSs are not purchasing equity interest in the consolidated affiliated entities in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated affiliated entities and we may incur substantial costs to enforce the terms of the arrangements. If the consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over the consolidated affiliated entities, and these agreements have not been tested in courts of mainland China. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of these entities in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated affiliated entities and their nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated affiliated entities is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated affiliated entities. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the consolidated affiliated entities. Uncertainties in the legal system of mainland China could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with laws and regulations of mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the consolidated affiliated entities could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the consolidated affiliated entities being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the consolidated affiliated entities. Substantially all of our revenues are generated by the consolidated affiliated entities. An event that results in the deconsolidation of the consolidated affiliated entities would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our subsidiaries and consolidated affiliated entities in mainland China, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. So-Young International Inc. may not be able to repay its indebtedness, and the ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our subsidiaries in mainland China and consolidated affiliated entities that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Other Risks related to our Operations in Mainland China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. We also face risks associated with the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors as discussed under “—The Holding Foreign Companies Accountable Act.” These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

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

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

The Holding Foreign Companies Accountable Act

The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the consolidated affiliated entities or the subsidiaries of the consolidated affiliated entities is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, historical financing activities and cash provided by our operating activities. In 2020, 2021 and 2022, the Cayman Islands holding company transferred cash in the total amount of RMB31.9 million, RMB860.0 million and nil to our subsidiaries in mainland China, the consolidated affiliated entities and their subsidiaries through our offshore intermediate holding entities. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a consolidated affiliated entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. Pursuant to the Exclusive Business Cooperation Agreements between our wholly-owned subsidiary in mainland China and the VIEs, the amount of service fee and payment method shall be determined by the wholly-owned subsidiary in mainland China. The VIEs have paid RMB125.1 million, RMB826.5 million and RMB264.0 million (US$38.3 million) of service fee to the wholly-owned subsidiary in mainland China under the VIE arrangements for the years ended December 31, 2020, 2021 and 2022, respectively. The VIEs expect to continue to settle any service fees incurred under the Exclusive Business Cooperation Agreements.

As a Cayman Islands holding company, we may receive dividends from our subsidiaries in mainland China. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our subsidiaries in mainland China, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where So-Young International Inc., the direct parent company of our subsidiaries, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the enterprise in mainland China distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, So-Young Hong Kong Limited, which directly owns our subsidiary in mainland China, Beijing Wanwei, is incorporated in Hong Kong. However, if So-Young Hong Kong Limited is not considered to be the beneficial owner of the dividends paid to it by Beijing Wanwei under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our subsidiaries in mainland China declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a resident enterprise in mainland China for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our shareholders that are non-resident in mainland China or ADS holders.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of VIE agreements, our subsidiaries in mainland China may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our subsidiaries in mainland China and eliminate in consolidation. For income tax purposes, our subsidiaries and VIEs in mainland China file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our subsidiaries in mainland China and are tax neutral.
(3)	Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our subsidiaries in mainland China under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our subsidiaries in mainland China (or if the current and contemplated fee structure between the intercompany entities is determined to be nonsubstantive and disallowed by Chinese tax authorities), the VIEs could make a non-deductible transfer to our subsidiaries in mainland China for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the subsidiaries in mainland China.

Under laws and regulations of mainland China, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China, which in turn relies on consulting and other fees paid to us by the consolidated affiliated entities, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our subsidiaries in mainland China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current regulations of mainland China permit our subsidiaries in mainland China to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with accounting standards and regulations in mainland China. In addition, each of our subsidiaries in mainland China and the consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends.

In addition, our subsidiaries in mainland China, the consolidated affiliated entities and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our subsidiaries in mainland China to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” and “—Regulation of mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or to make additional capital contributions to our subsidiaries in mainland China and variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by laws and regulations of mainland China. As of the date of this annual report, our subsidiaries in mainland China, consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the consolidated affiliated entities in China, including, among others, the Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License. We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, we are required to but have not obtained the Audio-Visual License for providing internet audio-visual program services through our online platform, including the provision of live video broadcasting, video recordings of live streaming videos and original short videos created by ourselves and our service providers. We do not consider such services to be material to our business and the revenues generated through the provision of such services account for an insignificant portion of our total revenues. We are not eligible to apply for an Audio-Visual License under the current regulatory regime, because we are not a wholly state-owned or state-controlled entity as required for this license under laws of mainland China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Furthermore, under current laws, regulations and regulatory rules of mainland China, we, our subsidiaries in mainland China and the consolidated affiliated entities may be required to fulfill filing and reporting procedures to the China Securities Regulatory Commission, or the CSRC, in connection with offering and listing in an overseas market. For example, if we plan to conduct securities offering in an overseas market different from the market where we are currently listed, we may be required to fulfill filing and reporting requirement. In addition to the above filing and reporting requirements, we may also be required to report to the CSRC within three business days upon the occurrence and public disclosure of any the following events: (i) change of control; (ii) investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of principal business operations after overseas issuance and listing. Additionally, we, our subsidiaries in mainland China and the consolidated affiliated entities may also be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to complete the relevant filing or reporting procedures for any future offshore offering or listing or if any of the specified events occur, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” and “—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Financial Information Related to the Consolidated Affiliated Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated affiliated entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the year ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Third-party revenues from services and sales	—	5,385	259,784	992,705	—	1,257,874
Inter-company revenues from services and sales	—	3,742	251,739	12,203	(267,684)	—
Total Revenue	—	9,127	511,523	1,004,908	(267,684)	1,257,874
Third-party costs from services and sales	—	(130)	(157,068)	(236,094)	—	(393,292)
Inter-company costs from services and sales	—	(496)	(12,641)	(253,929)	267,066	—
Total Costs	—	(626)	(169,709)	(490,023)	267,066	(393,292)
Total operating expenses	(9,659)	(5,632)	(418,412)	(533,684)	—	(967,387)
(Loss)/income from subsidiaries and VIEs	(55,104)	(69,345)	(22,408)	—	146,857	—
Other non-operating (expenses)/income	(791)	13,291	10,521	(7,288)	—	15,733
(Loss)/income before income tax expense	(65,554)	(53,185)	(88,485)	(26,087)	146,239	(87,072)
Income tax (expenses)/benefits	—	(1,919)	20,915	1,969	—	20,965
Net (loss)/income	(65,554)	(55,104)	(67,570)	(24,118)	146,239	(66,107)
Net (income)/loss attributable to noncontrolling interests	—	—	(1,775)	2,328	—	553
Net (loss)/income attributable to So-Young International Inc.	(65,554)	(55,104)	(69,345)	(21,790)	146,239	(65,554)

	For the year ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Third-party revenues from services and sales	—	7,244	112,058	1,573,161	—	1,692,463
Inter-company revenues from service fees	—	21,744	584,914	358	(607,016)	—
Total Revenue	—	28,988	696,972	1,573,519	(607,016)	1,692,463
Third-party costs from services and sales	—	(2,156)	(104,447)	(221,286)	—	(327,889)
Inter-company costs from service fees	—	—	—	(607,016)	607,016	—
Total Costs	—	(2,156)	(104,447)	(828,302)	607,016	(327,889)
Total operating expenses	(9,556)	(18,517)	(546,861)	(822,210)	—	(1,397,144)
(Loss)/income from subsidiaries and VIEs	(1,412)	(15,219)	(79,541)	—	96,172	—
Other non-operating income/(expenses)	2,597	8,807	12,318	(7,557)	—	16,165
(Loss)/income before income tax expense	(8,371)	1,903	(21,559)	(84,550)	96,172	(16,405)
Income tax (expenses)/benefits	—	(3,315)	5,608	(23,524)	—	(21,231)
Net (loss)/income	(8,371)	(1,412)	(15,951)	(108,074)	96,172	(37,636)
Net loss attributable to noncontrolling interests	—	—	732	28,533	—	29,265
Net (loss)/income attributable to So-Young International Inc.	(8,371)	(1,412)	(15,219)	(79,541)	96,172	(8,371)

	For the year ended December 31, 2020
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Third-party revenues from services and sales	—	100	—	1,294,888	—	1,294,988
Inter-company revenues from service fees	—	26,055	339,623	—	(365,678)	—
Total Revenue	—	26,155	339,623	1,294,888	(365,678)	1,294,988
Third-party costs from services and sales	—	(2,771)	(26,699)	(182,736)	—	(212,206)
Inter-company costs from service fees	—	—	—	(365,678)	365,678	—
Total Costs	—	(2,771)	(26,699)	(548,414)	365,678	(212,206)
Total operating expenses	(7,574)	(31,429)	(337,478)	(762,995)	—	(1,139,476)
Income/(loss) from subsidiaries and VIEs	763	(24,312)	(22,743)	—	46,292	—
Other non-operating income	12,618	35,232	4,656	4,281	—	56,787
Income/(loss) before income tax expense	5,807	2,875	(42,641)	(12,240)	46,292	93
Income tax (expenses)/benefits	—	(2,112)	18,329	(11,433)	—	4,784
Net income/(loss)	5,807	763	(24,312)	(23,673)	46,292	4,877
Net loss attributable to noncontrolling interests	—	—	—	930	—	930
Net income/(loss) attributable to So-Young International Inc.	5,807	763	(24,312)	(22,743)	46,292	5,807

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Assets
Cash and cash equivalents	143,100	127,411	253,646	170,263	—	694,420
Restricted cash and term deposits	—	—	447	14,461	—	14,908
Trade receivables	—	—	15,538	20,468	—	36,006
Receivables from online payment platforms	—	—	3,409	11,378	—	14,787
Amounts due from VIE companies	—	15,292	229,112	—	(244,404)	—
Amounts due from Group companies	1,671,880	41,334	17,212	125,165	(1,855,591)	—
Amount due from related parties	—	—	85	33,297	—	33,382
Term deposits and short-term investments	208,938	647,011	20,006	—	—	875,955
Inventories, net	—	—	110,742	9,738	—	120,480
Prepayment and other current assets	6,826	18,800	74,980	36,126	(9,843)	126,889
Investment in subsidiaries and VIEs	531,693	1,323,281	84,826	34,691	(1,974,491)	—
Long-term investments	—	—	93,000	134,959	—	227,959
Property and equipment, net	—	—	92,265	24,407	(488)	116,184
Intangible assets	—	—	137,609	31,671	—	169,280
Deferred tax assets	—	1,613	37,043	26,083	—	64,739
Operating lease right-of-use assets	—	—	27,709	35,189	—	62,898
Goodwill	—	—	540,009	684	—	540,693
Other non-current assets	—	—	86,516	12,777	—	99,293
Total assets	2,562,437	2,174,742	1,824,154	721,357	(4,084,817)	3,197,873

Liabilities
Taxes payable	—	4,822	20,457	49,301	—	74,580
Contract liabilities	—	—	33,917	76,242	—	110,159
Salary and welfare payables	—	416	40,188	31,928	—	72,532
Amounts due to VIE companies	39,786	5,315	80,064	—	(125,165)	—
Amounts due to Group companies	23,722	1,632,272	74,432	244,404	(1,974,830)	—
Amounts due to related parties	—	—	—	5,895	—	5,895
Accrued expenses and other current liabilities	1,004	224	46,306	186,898	(9,843)	224,589
Operating lease liabilities-current	—	—	19,314	30,971	—	50,285
Operating lease liabilities-non current	—	—	9,465	11,507	—	20,972
Deferred tax liabilities	—	—	24,620	6,373	—	30,993
Total liabilities	64,512	1,643,049	348,763	643,519	(2,109,838)	590,005

Shareholders’ equity
Non-controlling interests	—	—	163,812	(6,988)	(46,881)	109,943
So-Young International Inc. shareholders’ equity	2,497,925	531,693	1,311,579	84,826	(1,928,098)	2,497,925
Total liabilities and shareholders’ equity	2,562,437	2,174,742	1,824,154	721,357	(4,084,817)	3,197,873

	As of December 31, 2021
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Assets
Cash and cash equivalents	55,806	700,146	320,361	255,655	—	1,331,968
Restricted cash and term deposits	—	—	—	15,119	—	15,119
Trade receivables	—	—	21,012	33,817	—	54,829
Receivables from online payment platforms	—	—	5,388	13,476	—	18,864
Amounts due from VIE companies	39,681	—	300,270	—	(339,951)	—
Amounts due from Group companies	1,457,100	39,013	14,490	116,817	(1,627,420)	—
Amount due from related parties	—	—	—	14,038	—	14,038
Term deposits and short-term investments	318,881	—	90,065	—	—	408,946
Inventories, net	—	—	91,761	51	—	91,812
Prepayment and other current assets	6,027	12,719	23,390	75,772	(26,066)	91,842
Investment in subsidiaries and VIEs	617,773	1,348,235	82,965	35,082	(2,084,055)	—
Long-term investments	7,418	—	93,000	152,082	—	252,500
Property and equipment, net	—	12	101,504	23,060	—	124,576
Intangible assets	—	—	158,078	35,877	—	193,955
Deferred tax assets	—	1,391	13,575	32,554	—	47,520
Operating lease right-of-use assets	—	63	38,034	57,512	—	95,609
Goodwill	—	—	540,009	684	—	540,693
Other non-current assets	—	26,688	11,923	9,486	—	48,097
Total assets	2,502,686	2,128,267	1,905,825	871,082	(4,077,492)	3,330,368

Liabilities
Taxes payable	—	1,906	10,844	35,821	—	48,571
Contract liabilities	—	—	39,728	99,427	—	139,155
Salary and welfare payables	—	485	55,437	47,702	—	103,624
Amounts due to VIE companies	35,529	46,289	34,999	—	(116,817)	—
Amounts due to Group companies	20,068	1,458,679	31,856	339,951	(1,850,554)	—
Amounts due to related parties	—	—	—	681	—	681
Accrued expenses and other current liabilities	900	3,072	204,144	194,791	(26,066)	376,841
Operating lease liabilities-current	—	63	15,197	28,269	—	43,529
Operating lease liabilities-non current	—	—	22,966	39,390	—	62,356
Deferred tax liabilities	—	—	31,146	7,431	—	38,577
Total liabilities	56,497	1,510,494	446,317	793,463	(1,993,437)	813,334

Shareholders’ equity
Non-controlling interests	—	—	122,975	(5,346)	(46,784)	70,845
So-Young International Inc. shareholders’ equity	2,446,189	617,773	1,336,533	82,965	(2,037,271)	2,446,189
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	2,502,686	2,128,267	1,905,825	871,082	(4,077,492)	3,330,368

Selected Condensed Consolidated Cash Flows Information

	For the year ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company (payments)/receipts related to service and sales	—	(25,089)	327,117	(302,028)	—	—
Other operating/administrative activities with external parties	(54,390)	115,125	(451,962)	278,354	—	(112,873)
Net cash (used in)/provided by operating activities	(54,390)	90,036	(124,845)	(23,674)	—	(112,873)
Purchase of short-term investments and term deposits	(201,348)	(623,489)	(340,433)	(40,500)	—	(1,205,770)
Proceeds from maturities of short-term investments	318,785	—	410,000	36,000	—	764,785
Acquisitions of subsidiaries, net of cash acquired	—	—	(97,492)	—	—	(97,492)
Loans to Group companies	(82,766)	(56,821)	(16,646)	(37,000)	193,233	—
Repayments from Group companies	41,383	252	66,000	—	(107,635)	—
Other investing activities with external parties	—	—	(291)	(33,444)	—	(33,735)
Net cash provided by/(used in) investing activities	76,054	(680,058)	21,138	(74,944)	85,598	(572,212)
Borrowings under loan from Group companies	—	92,685	37,000	63,548	(193,233)	—
Repayments to borrowings under loan from Group companies	—	(51,383)	—	(56,252)	107,635	—
Other financing activities with external parties	(14,247)	—	—	661	—	(13,586)
Net cash (used in)/provided by financing activities	(14,247)	41,302	37,000	7,957	(85,598)	(13,586)
Effect of exchange rate changes on cash and cash equivalents	79,877	(24,015)	—	—	—	55,862
Net increase/(decrease) in cash and cash equivalents	87,294	(572,735)	(66,707)	(90,661)	—	(642,809)
Cash and cash equivalents at the beginning of the year	55,806	700,146	320,361	267,496	—	1,343,809
Cash and cash equivalents at the end of the year	143,100	127,411	253,654	176,835	—	701,000

	For the year ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company receipts/(payments) related to service fee	—	19,529	826,534	(846,063)	—	—
Other operating/administrative activities with external parties	12,117	(42,718)	(423,823)	538,711	—	84,287
Net cash provided by/(used in) operating activities	12,117	(23,189)	402,711	(307,352)	—	84,287
Purchase of short-term investments	(610,841)	(1,048,963)	(220,000)	(40,000)	—	(1,919,804)
Proceeds from maturities of short-term investments	549,344	2,213,525	180,000	110,000	—	3,052,869
Acquisitions of business combination, net of cash acquired	—	—	(635,970)	(902)	—	(636,872)
Capital contribution to Group companies	—	(860,000)	—	—	860,000	—
Loans to Group companies	(446,270)	—	(289,903)	(164,000)	900,173	—
Repayments from Group companies	764,712	—	68,675	82,006	(915,393)	—
Other investing activities with external parties	—	—	(130,127)	(26,244)	—	(156,371)
Net cash provided by/(used in) investing activities	256,945	304,562	(1,027,325)	(39,140)	844,780	339,822
Capital contribution from Group companies	—	—	860,000	—	(860,000)	—
Borrowings under loan from Group companies	—	575,270	35,000	289,903	(900,173)	—
Repayments to borrowings under loan from Group companies	—	(846,716)	—	(68,677)	915,393	—
Other financing activities with external parties	(216,743)	—	—	—	—	(216,743)
Net cash (used in)/ provided by financing activities	(216,743)	(271,446)	895,000	221,226	(844,780)	(216,743)
Effect of exchange rate changes on cash and cash equivalents	(2,813)	(4,782)	(1,647)	—	—	(9,242)
Net increase/(decrease) in cash and cash equivalents	49,506	5,145	268,739	(125,266)	—	198,124
Cash and cash equivalents at the beginning of the year	6,300	695,001	51,622	392,762	—	1,145,685
Cash and cash equivalents at the end of the year	55,806	700,146	320,361	267,496	—	1,343,809

	For the year ended December 31, 2020
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	RMB
	(In thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company receipts/(payments) related to service fee	—	23,433	125,141	(148,574)	—	—
Other operating/administrative activities with external parties	43,212	4,273	(296,612)	428,307	—	179,180
Net cash provided by/(used in) operating activities	43,212	27,706	(171,471)	279,733	—	179,180
Purchase of short-term investments	(402,913)	(1,955,851)	(90,000)	(354,235)	—	(2,802,999)
Proceeds from maturities of short-term investments	808,562	1,715,316	205,000	403,000	—	3,131,878
Loans to Group companies	(823,116)	(32,625)	—	—	855,741	—
Repayments from Group companies	365,401	99	—	—	(365,500)	—
Other investing activities with external parties	(8,266)	—	—	(196,768)	—	(205,034)
Net cash (used in)/provided by investing activities	(60,332)	(273,061)	115,000	(148,003)	490,241	123,845
Borrowings under loan from Group companies	—	823,116	32,625	—	(855,741)	—
Repayments to borrowings under loan from Group companies	—	(365,401)	(99)	—	365,500	—
Other financing activities with external parties	696	—	—	(6,500)	—	(5,804)
Net cash provided by/(used in) financing activities	696	457,715	32,526	(6,500)	(490,241)	(5,804)
Effect of exchange rate changes on cash and cash equivalents	(51,506)	(868)	(347)	—	—	(52,721)
Net (decrease)/ increase in cash and cash equivalents	(67,930)	211,492	(24,292)	125,230	—	244,500
Cash and cash equivalents at the beginning of the year	74,230	483,509	75,914	267,532	—	901,185
Cash and cash equivalents at the end of the year	6,300	695,001	51,622	392,762	—	1,145,685

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Risks Related to Our Business and Industry

The online medical aesthetic service industry is rapidly evolving, which makes it difficult to evaluate our future prospects.

The online medical aesthetic service industry is still at an early stage of development and is rapidly evolving. There are few well-established and widely-accepted online medical aesthetic service platforms. Although we launched our online medical aesthetic service business in November 2013 and we are now the leader in the online medical aesthetic service industry in China, we have not yet demonstrated our ability to generate significant revenue. We believe that our business model is novel and we have a limited operating history on which investors can evaluate our business and prospects. As our business develops and as we respond to competition, we may continue to introduce new service offerings and make adjustments to our existing services and to our business operation in general. Any significant change to our business model that does not achieve expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

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

Our historical performance may not be indicative of our future growth. If we are unable to resume growth and manage increased complexity of our business, fail to control our costs and expenses, or fail to execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our historical performance may not be indicative of our future growth. While our total revenues increased by 30.7% from RMB1,295.0 million in 2020 to RMB1,692.5 million in 2021, our revenues decreased by 25.7% to RMB1,257.9 million (US$182.4 million) in 2022. In addition, although our gross profit increased significantly by 26.0% from RMB1,082.8 million in 2020 to RMB1,364.6 million in 2021, our gross profit decreased by 36.6% to RMB864.6 million (US$125.4 million) in 2022. Our gross margin decreased from 83.6% in 2020 to 80.6% in 2021, and further decreased to 68.7% in 2022. As such, our historical growth or decline may not be indicative of our future performance, and we may not be able to regain our historical growth rates in future periods. Our revenue growth may slow, or our total revenues may continue to decline in the future for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing down of China’s medical aesthetic industry, emergence of alternative business models, and general economic conditions. If we are unable to resume growth, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

We may be subject to consumer claims, regulatory or professional investigations and litigations regarding the medical information and services offered on our platform, which could materially and adversely affect our brand, reputation, and results of operations.

We work with medical aesthetic service providers when a medical or beauty treatment is performed for our user through reservation from our platform. In 2022, we expanded our presence in the medical aesthetics industry from online to offline by collaborating with established medical aesthetics providers. Together with our partnering medical aesthetics providers, we offer a range of standardized non-surgical aesthetic treatments, under our own brand. Our partnering medical aesthetic service providers are primarily responsible for providing equipment, raw materials, and consumables, and conducting treatments in their own premises. We have implemented a screening procedure through verifying the qualifications and required licenses of medical service providers and also have recorded the contact person details of such medical service providers. However, we cannot assure you that all the information of the medical service providers we have is updated in a timely manner. Pursuant to the PRC Consumer Protection Law, under the circumstances where the users suffer injuries or damages due to the service reserved on our platform, especially treatment we offered in collaboration with our partnering medical aesthetic service providers under our own brand, they may bring claims or legal proceedings against us as a platform service provider if we fail to provide the real names, addresses and valid contact details of the medical service providers in the event that users request such information for purposes of seeking compensation from the medical service providers. Furthermore, if we know or should have known that medical service providers we collaborate with infringe upon the legitimate rights and interests of users but we fail to take necessary measures, we may be subject to joint and several liability with the medical service providers. Users may also seek refunds in such situations.

Any incorrect decisions on the part of our service providers or any incorrect decisions made by our own medical treatment facilities may result in undesirable or unexpected outcomes, including complications, injuries and potentially death in the most extreme cases. We may be subject to complaints, claims or legal proceedings initiated by our users as a result of any negative physical reaction to services reserved on our platform or services provided by ourselves. In addition, unsatisfactory services provided by the doctors may result in users bring complaints and claims to us. We have implemented a strict procedure to verify the qualifications and required licenses of the medical service providers we partner with. However, we cannot assure you that all our medical service providers are fully licensed and qualified as required by laws of mainland China. Pursuant to the PRC E-Commerce Law that became effective on January 1, 2019, we are required to verify the identities of the persons doing online businesses over our platform (such as medical service providers on our platform), including but not limited to verification of business licenses and other required qualifications or licenses, and shall take necessary steps if we find out or should have found out that services provided by a service provider do not comply with the requirements of health and safety protections. If we are deemed to have failed to verify the service providers’ qualifications and licenses, or failed to otherwise perform our obligations as a platform with respect to services that are pertinent to the life and health of consumers provided through our platform, we may be subject to potential sanctions under laws of mainland China, including suspension of certain business activities, rectification, compensation, and administrative penalties, and may face civil and criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Consumer Protection” and “—Regulation—Regulations on E-commerce.” Moreover, failure to perform medical services in accordance with various evolving laws and regulations of mainland China could expose us to penalties, claims, regulatory actions or litigations. As of the date of this annual report, certain of the consolidated affiliated entities are engaging in aesthetic medical services. We may not be able to avoid malpractice, medical negligence or misconduct exposure, including malpractice, medical negligence or misconduct by our personnel, machine or equipment error. We cannot assure you that we will not be involved in malpractice, medical negligence or misconduct claims in the future. These claims may be brought against us by way of legal proceedings or lodging of formal complaints with the relevant licensing regulatory bodies. Any non-compliance with the relevant regulations may expose us to regulatory actions and administrative penalties, and negatively affect our business operation and financial position. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Medical Liabilities” And “—Regulation—Regulations on Aesthetic Medical Services.”

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

We dedicate ourselves to providing transparent information. The information available on our platform includes but is not limited to registration or practicing license details and contact information, of medical service provides, description of different types of medical aesthetic services, the price of such services and reviews and Beauty Diaries associated with the service providers contributed by users. We also connect our users with medical service providers. We have adopted internal control and platform regulation measures seeking to ensure the authenticity and pertinence of the medical aesthetic information available on our platform and endeavor to prevent the information disseminated on our platform from being considered medical, drug or other medical device advertisements.

We believe it is improbable that PRC governmental authorities will deem the content or the format of the information disseminated from and displayed on our platform to constitute medical, drug or other medical device advertisements, and we have not been subject to any regulatory authority’s inquiries or investigations in connection with the content or format of information disseminated from and displayed on our platform. However, as advertisement is currently defined vaguely and broadly under the relevant laws and regulations of mainland China and the available regulatory interpretations, we cannot assure you that the information provided by medical aesthetic services providers on our platform will not be deemed by relevant authorities as advertisement.

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

To serve our expanding user base and our users’ evolving medical service needs, we continuously expand into new geographic areas and offer new services. For example, in 2022, we expanded our presence in the medical aesthetics industry from online to offline by collaborating with established medical aesthetics providers. Expansion into diverse locations, new business lines and business categories involves new risks and challenges. Our lack of familiarity with these new geographic areas and service offerings may make it more difficult for us to anticipate user demand and preferences.

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

We also plan to continue to introduce and expand new services on our platform. Expansion into diverse new products and service categories involves new risks and challenges. Our lack of familiarity with these new service offerings and lack of relevant customer data may make it more difficult for us to anticipate customer demand and preferences and manage legal, operational, competitive and other risks. We cannot assure you that we will be able to recoup our investments in introducing these new service categories. For example, many dental service providers on our platform had reduced business operations due to the quarantine measures related to the COVID-19 outbreak, which could result in decreased marketing spending on and less cooperation with our platform. We are cognizant that there are many unknowns relating to the duration, severity and overall macroeconomic impact of the outbreak. If we fail to execute our expansion strategies effectively or address the challenges and risks we encounter when executing our expansion strategies, our business and results of operations could be materially and adversely affected.

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

Our business generates and processes data in the ordinary course, and we are required to comply with laws of mainland China and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.

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

The regulatory and enforcement regime in mainland China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Security” and “—Privacy Protection.” The following are examples of certain recent regulatory activities in mainland China in this area:

Data Security

●	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under laws of mainland China. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China, we may be subject to obligations in addition to what we have fulfilled under cybersecurity laws and regulations of mainland China.

●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. Additionally, the Civil Code promulgated in 2020 provides specific provisions regarding the protection of personal information.
●	In July, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which took effect on September 1, 2022. The Security Assessment Measures require that any data processor that processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information outbound. The security assessment requirement also applies to any transfer of important data outside of China. However, since the Security Assessment Measures were newly promulgated, there are uncertainties as to its interpretation and application.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of mainland China. We cannot predict the impact of the Revised Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations.

In general, compliance with the existing laws and regulations of mainland China, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us. If we fail to comply with such additional laws and regulations, we may be subject to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

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

Any failure, or perceived failure, by us, or by our business partners, to comply with any applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in the suspension or even removal of our apps, as well as civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. For example, in November 2021, So-Young mobile app, one of our apps, was removed from app stores for improperly collecting personal information in violation of laws and regulations of mainland China. Since then, we have taken a series of measures, including the formation of a special task force to investigate and rectify the problem to ensure the security of users’ personal information. We had rectified our user personal information collection practice to comply with relevant laws and regulations, and submitted a report to local branch of the CAC in Beijing in January 2022. In April 2022, we were notified that our rectification measures were in compliance with laws and regulations of mainland China and So-Young mobile app was reinstated in app stores and available for downloads. As of the date of this annual report, we have not received any further notices or penalties from the relevant governmental authorities. We will continue to update our user personal information collection practice to comply with relevant laws and regulations but we cannot assure you that our data privacy system will always be considered sufficient under applicable laws and regulations and other privacy standards. If our app is ordered to be removed again from the app stores, or if fines or other restrictions are imposed on our business or other penalties and sanctions are imposed on us as a result of any cybersecurity review that we might be required to undergo in the future, the growth and usage of our platform in China will suffer, which would materially and adversely affect our business, financial condition, results of operations and prospects.

Our business may continue to be adversely affected by the outbreak of COVID-19 in China.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travels. The operations of our medical service providers were also impacted. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. These events had materially and adversely affected our business since 2020 and contributed to lower revenue.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our and our business partners' operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as the consumption of medical aesthetic service would reduce due to higher unemployment and less income. Our medical service providers will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to adversely affect our business, financial condition and results of operations in the current and future years. Potential impacts include, but are not limited to, the following:

●	the overall medical aesthetic industry may suffer from mass lock-down as a result of disruption of our and our medical service providers' operation and reduction in medical aesthetic demand.
●	given the slowdown in China’s domestic market as well as the negative impact of the COVID-19 outbreak on the medical aesthetics industry, we cannot assure that our information service revenues and reservation service revenues will not experience fluctuation or that we can maintain the growth rate we have experienced;
●	we may experience lower work efficiency and productivity, which may adversely affect our service quality;
●	the business operations of our service providers had been and could continue to be negatively impacted by the outbreak, which may result in loss of service providers or disruption of our services and decreased marketing spending and less fees paid to our platform, which may in turn materially adversely affect our financial condition and operating results;
●	service providers on our platform may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We have provided and may continue to provide significant sales incentives to our users and service providers during the outbreak, which may in turn materially adversely affect our financial condition and operating results;
●	many of our service providers are small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to a pandemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted; and
●	many dental service providers had reduced business operations due to the quarantine measures related to the COVID-19 outbreak, which could result in decreased marketing spending and less cooperation. If we fail to manage our expansion and new business initiatives effectively or efficiently, our business and results of operations may be materially and adversely affected.

We have been, and may continue to be, subject to liabilities for infringement, misappropriation or other violations of third-party intellectual property rights or other allegations based on the content available on our platform or services we provide.

We have historically been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects. We allow users to upload written materials, images, videos and other content on our platform and download, share, link to and otherwise access audio, video and other content on our platform. In addition, we regularly distribute articles, images, audios, videos and other content on our platform and our social media accounts. Although we have set up comprehensive procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available on our platform, it is not possible for us to identify and remove or disable all potentially infringing content that may exist. As a result, third parties may take action and file claims against us if they believe that certain content available on our platform violates their copyrights, rights of reputation, image rights or other intellectual property rights. We have been involved in litigation based on allegations of infringement of third-party intellectual property, including rights of reputation and image rights, due to the content available on our platform. We paid (or are obligated to pay) an aggregate of RMB6.0 million (US$0.9 million) to plaintiffs in alleged intellectual property right infringement lawsuits against us in 2022, as a result of settlements or adverse judgments. As of December 31, 2022, a total of 50 lawsuits against us in connection with our platform were still pending, with the aggregate amount of damages sought under these pending cases being approximately RMB4.7 million.

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

As the online medical aesthetic industry in China is experiencing significant growth and intensifying competition, we expect that average fee rates for certain medical aesthetic treatment and procedures may decrease. We believe that any downward pressure on these fee rates would likely continue and intensify as more players enter the market. A decline in the industry average fee rates in China could in turn lower our fee rates. If our information or reservation services fee rates decrease significantly, our business, results of operations and financial condition may be materially and adversely affected.

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

We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, our platform offers live video broadcasting and videos, including video recordings of live streaming videos and original short videos created by ourselves and our service providers. According to the PRC Administrative Provisions on Internet Audio-Visual Program Services, a provider of online audio-visual service is required to obtain a license for online transmission of audio-visual programs, or Audio-Visual License. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Internet Audio-Visual Program Services.” We have not obtained the Audio-Visual License for providing internet audio-visual program services and content through our platform in China and we may not be eligible for the Audio-Visual License, because the current laws and regulations of mainland China require an applicant to be a wholly state-owned or state-controlled entity. In addition, because uncertainty remains regarding the interpretation of relevant concepts including “online publications” under the current laws and regulations of mainland China, the provision of our self-produced content, including articles on medical aesthetic services, on our online platform may be considered “online publishing” and we may be required to obtain an Internet Publishing License, which we currently do not have. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Publishing.” According to the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation), internet diagnosis and treatment activity shall be provided by medical institution that has obtained the Medical Institution Practicing License and the medical institution shall apply for registration of Internet diagnosis and treatment activity. However, the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation) does not provide a clear definition on the Internet diagnosis and treatment activity. We may be required to obtain a Medical Institution Practicing License if certain interactive medical aesthetic feature provided by on our platform is further defined by the competent regulatory authority as internet diagnosis and treatment activity. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Medical Services.”

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

As of December 31, 2022, we had not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities for lack of approvals and permits. However, we cannot assure you that we will not be subject to any warning, investigations or penalties in the future. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits, or subject to various penalties, including fines, termination or restrictions of the part of our business or revoking of our business licenses, which may adversely affect our business and materially and adversely affect our business, financial conditions and results of operations.

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

While we have generated net income historically, we incurred net loss in 2021 and 2022. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, attract users, further enhance and develop our service offerings, enhance our technology capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the transaction volume achieved on our platform may be lower than expected, which may lead to lower-than-expected revenues. Furthermore, we have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate all of our total revenues from information, reservation services fees charged to medical aesthetic service providers we partner with and sales of equipment. Any material decrease in our information or reservation services fees, or sales of equipment would have a substantial impact on our financial condition. As a result of the foregoing and other factors, we may again incur net losses in the future.

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

As we serve as a social platform for our users, we may be held liable for content that is posted, made available through or linked to our platform. The content on our platform includes pictures, videos, live video broadcasting and others. Although we have required our content providers to post only legally compliant and inoffensive materials and have set up screening procedures, our requirements and screening procedures may fail to eliminate all potentially noncompliant content. As the live video broadcasting communications on our platform are conducted in real time, we are generally unable to examine the content generated before they are streamed. Therefore, it is possible that some of the live content on our platform may engage in illegal, obscene, incendiary or subversive conversations or activities, including posting of inappropriate or illegal content that may be deemed unlawful under laws and regulations of mainland China. In addition, we may fail to fully screen and prevent medical service providers from posting inauthentic user pictures and reviews on our platform. If the competent PRC authorities, including the Cyberspace Administration of China, find that we have not adequately managed or supervised the content on our platform, they may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform, or remove our So-Young mobile app from application stores. Moreover, we may face potential claims for libel or slander in connection with our platform content, or a third party may find content on our platform offensive or indecent and take other legal action against us. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources. If we incur costs or liability as a result of these events, our business, financial condition and operating results could be adversely affected.

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

In addition, any systems failure or compromise of our security that results in the unauthorized access to or release of the data of our users or service providers could significantly harm our reputation and brand. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base. Our practices may also become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. In addition to the possibility of fines, such inconsistency could result in substantial costs or requirement that we change our practices, which could have an adverse effect on our business and operating results. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

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

We currently cooperate with Apple’s app store and major China-based Android app stores to distribute our So-Young mobile application to users. As such, the promotion, distribution and operation of our application are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute our application, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, our business, financial condition and results of operations may be materially and adversely affected.

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

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We currently maintain directors and officers liability insurance, property insurance, and public liability insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020, 2021 and 2022. Whether this will lead to a prolonged downturn in the economy in 2023 is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2022. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Increases in labor costs and enforcement of stricter labor laws and regulations in mainland China may adversely affect our business and results of operations.

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

We have adopted the Second Amended and Restated 2018 Share Plan, or the 2018 Plan, in March 2019 for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2018 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the 2018 Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. As of February 28, 2023, options to purchase 770,152 ordinary shares were granted and outstanding under the 2018 Plan.

Our board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards shall initially be 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of this Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by our board of directors. As of February 28, 2023, 880,345 awards have been granted and outstanding under the 2021 Plan.

Our board of directors approved the 2023 Share Incentive Plan, or the 2023 Plan, in February 2023. Under the 2023 Plan, the maximum aggregate number of shares available for granting of awards shall be 3,000,000 Class A ordinary shares (including those represented by ADSs). We had not issued any awards under the 2023 Plan as of February 28, 2023.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual reports. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2022.

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

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our financial condition and results of operations.

We maintain cash and cash equivalents, restricted cash, deposits and short-term investments at third-party financial institutions in mainland China, Hong Kong, the United States and South Korea. Maintaining any significant portion of our assets in financial institution is subject to adverse conditions in the financial or credit markets, which could impact access to funds and our liquidity and financial performance. Although our cash and cash equivalents, restricted cash, deposits, and short-term investments are held in our operating accounts with or managed by reputable financial institutions, our access to funds in amounts adequate to finance or capitalize our current and projected future business operations could be impaired by factors that affect us, the financial institutions with which we have banking relationships, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. To date, we have not experienced any losses on cash or deposits held in our operating accounts; however, we can provide no assurances that our access to funds will not be impacted by adverse conditions in the financial markets or the negative performance of financial institutions.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain telecommunication businesses and certain other businesses, such as provision of online medical aesthetic information and services, is subject to restrictions under current laws and regulations of mainland China. Specifically, foreign ownership of online medical aesthetic information and service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are an exempted company incorporated in the Cayman Islands. Beijing So-Young Wanwei Technology Consulting Co., Ltd., or So-Young Wanwei, is our subsidiary in mainland China and a wholly foreign-owned enterprise under laws of mainland China. To comply with laws and regulations of mainland China, we conduct our businesses in China through Beijing So-Young Technology Co., Ltd., or Beijing So-Young, and Beijing Chiyan Medical Beauty Consulting Co., Ltd., or Beijing Chiyan, the consolidated affiliated entities, and their subsidiaries, based on a series of contractual arrangements by and among So-Young Wanwei, the consolidated affiliated entities and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Because of these contractual arrangements, we are the primary beneficiary of the consolidated affiliated entities and consolidate their financial results under U.S. GAAP.

We are a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in China through (i) our subsidiaries in mainland China and (ii) the variable interest entities with which we have maintained contractual arrangements and their subsidiaries in China. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with regulatory restrictions in mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs which contribute to 79.9% of our revenues in 2022. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

In the opinion of our PRC legal counsel, CM Law Firm, the ownership structure of So-Young Wanwei and the consolidated affiliated entities does not result in any violation of laws and regulations of mainland China currently in effect, and the contractual arrangements between So-Young Wanwei, the consolidated affiliated entities and their respective shareholders as governed by laws of mainland China will not result in any violation of laws or regulations of mainland China currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

If we had direct ownership of the consolidated affiliated entities in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the consolidated affiliated entities and their respective shareholders of their obligations under the contracts to exercise control over the consolidated affiliated entities respectively. The shareholders of the consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the consolidated affiliated entities. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of laws of mainland China and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the legal system of mainland China. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a consolidated affiliated entities should be interpreted or enforced by the courts in mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entities’ contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated affiliated entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the consolidated affiliated entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the consolidated affiliated entities or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under laws of mainland China, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under laws of mainland China. For example, if the shareholders of any of the consolidated affiliated entities were to refuse to transfer their equity interests in the consolidated affiliated entities to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by laws of mainland China and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with laws of mainland China and any disputes would be resolved in accordance with legal procedures in mainland China. The legal system of mainland China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the legal system of mainland China could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under laws of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under laws of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in courts in mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated affiliated entities, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

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

Contractual arrangements in relation to the consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our consolidated affiliated entities owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the consolidated affiliated entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations of mainland China, and adjust income of the consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the consolidated affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our affiliated entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, which became effective on January 1, 2020. Pursuant to the Implementation Regulations, in the event of any discrepancy between the Foreign Investment law and the Implementation Regulations and relevant requirements for foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Regulations shall prevail. However, the Implementation Regulations still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the laws and regulations of mainland China. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends to be paid by our subsidiaries in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our subsidiary in mainland China incurs debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under laws and regulations of mainland China, wholly foreign-owned enterprises in mainland China, such as So-Young Wanwei, may pay dividends only out of their accumulated profits as determined in accordance with accounting standards and regulations of mainland China. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on accounting standards in mainland China to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our subsidiary in mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies and controlled by persons or entities in mainland China to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our future offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our future offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and five relevant guidelines on the application of Regulatory Rules, or, collectively, the Filing Rules, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. The Filing Rules establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Filing Rules, domestic companies that directly or indirectly offer or list their securities in an overseas market should file with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the mainland China. According to the Filing Rules, the issuer or its affiliated domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, a listed company like us is required to submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines to the relevant domestic companies, and a warning and fines on the controlling shareholder, the actual controller and other responsible persons. The Filing Rules also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises and additional reporting obligations for listed companies in the case of material changes. However, as the Filing Rules were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing. For more details of the Filing Rules, please refer to “Item 4.B. Business Overview—Regulations—Regulations Relating to M&A Rules and Overseas Listing.”

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the PRC regulatory authorities or other procedures, are required for our offshore offerings or any other capital raising activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing or reporting procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Uncertainties with respect to the legal system of mainland China could adversely affect us.

The legal system of mainland China is based on written statutes and court decisions have limited precedential value. The legal system of mainland China is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the legal system of mainland China is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our subsidiaries in mainland China and the variable interest entities. Our operations in China are governed by laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions other than mainland China in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

In addition, our currency exchange losses may be magnified by exchange control regulations in mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our subsidiary in mainland China to fund any cash and financing requirements we may have. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiary in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our subsidiary in mainland China and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

The M&A Rules and certain other regulations of mainland China establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by enterprises in mainland China or natural persons acquire an affiliated domestic enterprise in mainland China. After the Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. Moreover, the Anti-Monopoly Law requires that the SAMR (or MOFCOM before March 2018) shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Regulation of mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or to make additional capital contributions to our subsidiaries in mainland China and variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our subsidiaries in mainland China, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant regulations of mainland China on foreign-invested enterprises, or FIEs, in China, capital contributions to our subsidiaries in mainland China are subject to registration with the SAMR or its local branches, the information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks. In addition, (a) any foreign loan procured by our subsidiaries in mainland China and consolidated affiliated entities is required to be registered with the SAFE or its local branches or filed with SAFE in its information system, and (b) each of our subsidiaries and consolidated affiliated entities in mainland China may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits (as defined below). See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.” Any loan to be provided by us to our subsidiaries in mainland China, consolidated affiliated entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our subsidiaries in mainland China and consolidated affiliated entities. If we fail to receive such approvals or complete such registration or filing, our ability to capitalize our operations in mainland China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our subsidiaries in mainland China. This is because there is no statutory limit on the amount of registered capital for our subsidiaries in mainland China, and we are allowed to make capital contributions to our subsidiaries in mainland China by subscribing for their initial registered capital and increased registered capital, provided that the subsidiaries in mainland China complete the relevant filing and registration procedures. With respect to loans to the subsidiaries in mainland China by us, (i) if the relevant subsidiaries in mainland China adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the subsidiaries in mainland China and there is, in effect, no statutory limit on the amount of loans that we can make to our subsidiaries in mainland China under this circumstance because we can increase the registered capital of our subsidiaries in mainland China by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant subsidiaries in mainland China adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant subsidiaries in mainland China (the “Risk-Weighted Approach and the Net Asset Limits”). According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our subsidiaries in mainland China. Currently, our subsidiaries in mainland China have the flexibility to choose between the Current Foreign Debt mechanism and the Notice No. 9 Foreign Debt mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our subsidiaries in mainland China are no longer able to choose the Current Foreign Debt mechanism, our ability to provide loans to our subsidiaries in mainland China or the consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the laws of mainland China. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. SAFE Circulars 19 and 16 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our subsidiaries in mainland China. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer to and use in China any foreign currency, which may adversely affect our business, financial condition and results of operations.

Regulations of mainland China relating to the establishment of offshore special purpose companies by residents in mainland China may subject our beneficial owners that are resident in mainland China or our subsidiaries in mainland China to liability or penalties, limit our ability to inject capital into our subsidiaries in mainland China, limit the ability of our subsidiary in mainland China to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires residents or entities in mainland China to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such assets or equity interests legally owned by residents or entities in mainland China in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued SAFE Circular No. 13, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are residents or entities in mainland China do not complete their registration with the local SAFE branches, our subsidiaries in mainland China may be prohibited from distributing their profits and proceeds from dividends, any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our subsidiaries in mainland China. Moreover, failure to comply with the SAFE registration described above could result in liability under laws of mainland China for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify residents or entities in mainland China who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being residents in mainland China to complete the foreign exchange registrations. However, we may not be informed of the identities of all the residents or entities in mainland China holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are residents or entities in mainland China have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our subsidiaries in mainland China, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit the ability of our subsidiaries in mainland China to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with regulations of mainland China regarding the registration requirements for employee stock ownership plans or share option plans may subject the plan participants in mainland China or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, residents in mainland China who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the subsidiaries in mainland China of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are residents in mainland China and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Company, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, residents in mainland China and non-PRC citizens who reside in mainland China for a continuous period of not less than one year who participate in stock incentive plan in an overseas publicly-listed company, subject to a few exceptions, are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are residents in mainland China must retain a qualified PRC agent, which could be a subsidiary in mainland China of such overseas publicly listed company or another qualified institution selected by such subsidiary in mainland China, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our mainland China employees or employees who reside in mainland China for a continuous period of not less than one year and who have been granted share-based awards are subject to SAFE Circular 7 and other relevant rules and regulations. Failure of our share-based award holders in mainland China to complete their SAFE registrations may subject these residents in mainland China to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiary in mainland China, limit the ability of our subsidiary in mainland China to distribute dividends to us, or otherwise materially adversely affect our business.

If we are classified as a resident enterprise in mainland China for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our shareholders that are non-resident of mainland China or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by an entity in mainland China is located in mainland China. Although this circular only applies to offshore enterprises controlled by enterprises or enterprise groups in mainland China, not those controlled by individuals in mainland China or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Circular 82, an offshore incorporated enterprise controlled by an enterprise or enterprise group in mainland China will be regarded as a tax resident in mainland Chinaby virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe none of our entities outside of China is a resident enterprise in mainland China for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that So-Young International Inc. is a resident enterprise in mainland China for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within mainland China. Furthermore, if PRC tax authorities determine that we are a resident enterprise in mainland China for enterprise income tax purposes, dividends paid to our shareholders that are not individuals in mainland China (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such dividends or gains are deemed to be from mainland China sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether shareholders of So-Young International Inc. that are non-resident of mainland China would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that So-Young International Inc. is treated as a resident enterprise in mainland China. Any such PRC tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfer of equity interests in resident enterprises in mainland China by their holding companies that are non-resident enterprises in mainland China.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets in mainland China, including a transfer of equity interests in an unlisted non-resident holding company of a resident enterprise in mainland China, by non-resident enterprises in mainland China may be re-characterized and treated as a direct transfer of the underlying assets in mainland China, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%, for the transfer of equity interests in a resident enterprise in mainland China. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues of Tax Withholding regarding Non-resident Enterprise Income Tax, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-resident enterprises in mainland China. Our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under Bulletin 37 and Bulletin 7.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in mainland China may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous labor laws of mainland China. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the PIPL provide that no entity or individual within the territory of mainland China shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent PRC governmental authority. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China, and restrictions on the provision of documents, materials, data and personal information by entities and individuals in mainland China to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

Risks Related to Our ADSs

The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. For example, due to the COVID-19 outbreak, the stock market had experienced extreme volatility and circuit breakers have repeatedly halted trading in all U.S. stocks. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

On May 7, 2021, our board of directors authorized a share repurchase program (“the 2021 Share Repurchase Program”), under which we may repurchase up to US$70 million of our ADSs or ordinary shares over the next 12 months through May 6, 2022. On November 18, 2022, our board of directors authorized a share repurchase program (“the 2022 Share Repurchase Program”) under which we may repurchase up to an aggregate value of US$15 million of our shares (including in the form of ADS) during the 12-month period beginning from November 18, 2022. On January 3, 2023, our board of directors authorized an adjustment to the previously adopted 2022 Share Repurchase Program, increasing the aggregate value of shares (including in the form of ADS) that we may repurchase under the program from US$15 million to US$25 million to demonstrate our confidence in long-term prospects.

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

Mr. Xing Jin, our co-founder, chairman of the board of directors and chief executive officer, beneficially owned all of our issued Class B ordinary shares as of February 28, 2023. These Class B ordinary shares constitute 15.4% of our total issued and outstanding share capital and 84.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Jin has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions, and may take actions that are not in the best interest of us or our other shareholders. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

As a Cayman Islands exempted company listed on Nasdaq Stock Market LLC, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market LLC rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For example, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2021. In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the adoption of the 2021 Plan and the 2023 Plan. We may continue to rely on these or other exemptions in the future, and our shareholders may be afforded less protection than shareholders of companies that are subject to these corporate governance requirements as a result.

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

We believe that we were a passive foreign investment company for the taxable year ended December 31, 2022, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ADSs or ordinary shares.

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

Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of income.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Taxation—U.S. Federal Income Tax Considerations) holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

If we are deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the Investment Company Act, because our primary business is the provision of information and online reservation services for consumers in the medical aesthetics industry.

Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. As a foreign private issuer, we would not be eligible to register under the Investment Company Act, and if a sufficient amount of our assets are deemed to be “investment securities” within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

ITEM 4.  INFORMATION ON THE COMPANY

A.           History and Development of the Company

We commenced our operations in November 2013 through Beijing So-Young Technology Co., Ltd., or Beijing So-Young, a limited liability company established under the laws of mainland China, to provide medical aesthetic information.

In April 2014, we incorporated So-Young International Inc., or So-Young Cayman, in the Cayman Islands as our holding company. In May 2014, So-Young Cayman established a wholly owned subsidiary, So-Young Hong Kong Limited, in Hong Kong, which in turn established So-Young Wanwei Technology Consulting Co., Ltd., or Beijing Wanwei, a wholly owned subsidiary in mainland China in July 2014.

In September 2019, we incorporated Beijing Chiyan Medical Beauty Consulting, Ltd., or Beijing Chiyan, a limited liability company established under the laws of mainland China, to provide medical aesthetic consulting services. Due to the restrictions imposed by laws and regulations of mainland China on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Beijing Wanwei entered into a series of contractual arrangements, as amended and restated, with Beijing So-Young, Beijing Chiyan and their respective shareholders, through which we obtained control over Beijing So-Young, Beijing Chiyan and their subsidiaries. As a result, we are regarded as the primary beneficiary of Beijing So-Young, Beijing Chiyan and their subsidiaries. We treat them as the consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in the consolidated financial statements in accordance with U.S. GAAP. We refer to Beijing Wanwei as our wholly foreign owned entity, or WFOE, and to Beijing So-Young and Beijing Chiyan as our variable interest entities, or VIEs, in this annual report.

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

On November 22, 2021, we received a preliminary non-binding proposal letter, or the Proposal Letter, from Mr. Xing Jin, our co-founder and chairman of the board of directors and chief executive officer, to acquire all of our outstanding Class A ordinary shares that are not already owned by Mr. Jin and his affiliates for a purchase price of US$5.30 per ADS, or US$6.89 per Class A ordinary share, in cash. On November 22, 2021, our board of directors formed a special committee consisting of three independent directors, Messrs. Charles Zhaoxuan Yang, Chao He and Harry Jiannan Wang, to evaluate and consider the Proposal Letter. The special committee has retained Duff & Phelps, LLC as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel to assist it in this process.

On October 21, 2022, the special committee of the our board of directors received a letter from Mr. Xing Jin, stating that Mr. Jin would withdraw the non-binding going private proposal dated November 22, 2021, with immediate effect.

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

In 2020, 2021 and 2022, our average monthly UVs reached 16.5 million, 14.3 million and 11.0 million, and our average mobile MAUs reached 7.1 million, 8.5 million and 3.9 million, respectively.

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

Doctor generated content

We also encourage and help doctors to generate knowledgeable content in our community to help users. In 2022, we worked with more than 18,000 doctors, who elaborate their experience in particular treatment through broadcasting actual treatment and planning process with real users. Furthermore, doctors could extend their professional services from information to diagnosis through our innovative features and tools.

In 2022, we released our fourth version of the Emerald Doctor list. Doctors on the Emerald Doctor list must pass verified qualification checks. We have formed an evaluation committee comprised of professionals from different areas to assess the doctors based on numerous rating criteria. We also review the listed doctors regularly. We are committed to creating an industry-recognized list of best doctors that enhances trust and improves user stickiness. We believe this feature will become a standard of quality in the medical aesthetics industry and help drive traffic to the listed doctors.

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

Information Services and others

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

As of December 31, 2020, 2021 and 2022, there were over 11,000, 13,000 and 14,400 medical service providers on our platform, respectively, including approximately 6,900 medical aesthetic service providers and 4,200 other consumption healthcare service providers in 2020, approximately 8,400 medical aesthetic service providers and 5,000 other consumption healthcare service providers in 2021 and approximately 9,100 medical aesthetic service providers and 5,300 other consumption healthcare service providers in 2022. Consumption healthcare services that can be reserved through our platform include dermatology, dentistry and orthodontics, ophthalmology, physical examinations, gynecology and human papilloma virus vaccines, and postnatal care.

In 2022, we expanded our presence in the medical aesthetics industry from online to offline by collaborating with established medical aesthetics providers. Together with our partnering medical aesthetics providers, we offer a range of standardized non-surgical aesthetic treatments, including minimally invasive and energy-based treatments such as laser, ultrasound, and ultraviolet light treatments, under our own brand. We design procedures that are standardized and cover the entire process from service reservation, reception, consultation, equipment and material verification, to post-treatment care. Our partnering medical aesthetic service providers are primarily responsible for providing high-quality equipment, raw materials, and consumables, and conducting treatments in their own premises.

Reservation Services

We provide reservation services on behalf of medical aesthetic service providers when a medical or beauty treatment is performed for our user through reservation from our platform. We typically charge an average rate of approximately 10% of the total amount paid by users for services introduced through our online reservation function. In 2022, we had 396 thousand users who purchased medical aesthetic services through our platform. In addition, users can purchase So-Young PASS through So-Young mobile app or So-Young PASS from Weixin Mini programs to receive certain number of medical aesthetic services depending on the type of treatment they intend to receive and their aesthetics needs.

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

As of December 31, 2022, we had a research and development team with 387 employees, including those focusing on technology development to support every aspect of our business operation, those focusing on artificial intelligent algorithm design and development, those focusing on underlying data and technology maintenance, and those focusing on the constant improvement of our existing products and the introduction of new products.

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

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law in mainland China, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights.

As of December 31, 2022, we own 961 registered trademarks, copyrights to 180 software programs developed by us relating to various aspects of our operations, copyrights to 111 literature and art works, 185 issued patents, and 43 registered domain names, including soyoung.com.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We currently maintain directors and officers liability insurance, property insurance, and public liability insurance. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We consider our insurance coverage to be sufficient for our business operations in China.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-added Telecommunication Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, which was amended on July 29, 2014 and February 6, 2016. The Telecom Regulations is the primary law of mainland China governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by companies in mainland China. The Telecom Regulations distinguishes between “basic telecommunication services” and “value-added telecommunication services.” The Telecom Regulations defines value-added telecommunications services as telecommunications and information services provided through public networks. Pursuant to the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts.

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

We engage in business activities that are value-added telecommunication services as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Beijing So-Young, the consolidated affiliated entity, has obtained a Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License, which will remain effective until August 20, 2025, and an EDI License which will remain effective until January 3, 2024. Beijing Meifenbao Technology Co., Ltd., a subsidiary of Beijing So-Young, has also obtained an ICP License, which will remain effective until April 25, 2023 after which operations permitted under such license will no longer continue. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Foreign Investment

The Foreign Investment Catalog

Investments conducted by foreign investors in mainland China are subject to the Catalog of Industries for Encouraging Foreign Investment (2022), or the Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access (2021), or the Negative List, which were jointly promulgated by the National Development and Reform Commission and the MOFCOM on October 26, 2022 and December 27, 2021, and became effective on January 1, 2023 and January 1, 2022, respectively. The Negative List sets out the special administrative measures stipulated by the State for foreign investment’s access to specific areas, pursuant to which foreign investors would not be allowed to make investments in prohibited industries under the Negative List, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in the fields that are included in the Negative List. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

Foreign Investment Law

The Foreign Investment Law, promulgated by the National People’s Congress on March 15, 2019, has come into effect on January 1, 2020 and has replaced the trio of old laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, China adopts a system of national treatment plus the Negative List with respect to foreign investment administration, and the Negative List will be issued by, amended or released upon approval by the State Council, from time to time. Foreign investment and domestic investment in industries outside the scope of the Negative List would be treated equally.

According to the Foreign Investment Law, “foreign-invested enterprises” thereof refer to enterprises that are wholly or partly invested by foreign investors and registered within the territory of mainland China under the laws of mainland China, “foreign investment” thereof refer to any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing foreign-invested enterprises s in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in domestic enterprises in mainland China; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions. According to the Foreign Investment Law, the business forms, structures, and rules of activities of foreign-invested enterprises shall be governed by the Company Law of the People’s Republic of China, the Partnership Law of the PRC, and other laws. The existing foreign invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years.

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

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation, or the SAMR, jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in mainland China, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures, and relevant information will be shared by the competent market regulation department to the competent commercial department, and separate report to the commercial department is no longer required.

Regulations on Foreign Investment in the Value-added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which was promulgated by the State Council on December 11, 2001 and latest amended on March 29, 2022. These regulations require that foreign-invested value-added telecommunications enterprises in China must be legally established and the ultimate foreign equity ownership in a foreign-invested value-added telecommunication enterprise is subject to a cap of 50%.

On July 13, 2006, the Ministry of Information Industry (the predecessor of the MIIT) issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, pursuant to which a company in mainland China that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Moreover, the domain names and registered trademarks used by an operating company providing value-added telecommunications services shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment must comply with its approved ICP License, and such company must improve its internal internet and information security standards and emergency management procedures.

On June 19, 2015, the MIIT issued the Circular on Loosening the Restrictions on Shareholding by Foreign Investors in Online Data Processing and Transaction Processing Business (for-profit E-commerce), or the Circular 196. The Circular 196 allows a foreign investor to hold 100% of the equity interest in an entity in mainland China that provides online data processing and transaction processing services (for-profit E-commerce). With respect to the applications for a license for on-line data processing and transaction processing businesses (for-profit E-commerce), the requirements for the proportion of foreign equity are governed by this Circular; other requirements and corresponding approval procedures are subject to the FITE Regulations.

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, including internet audio-visual program services and radio/television programs production and operation businesses, we have established various domestic consolidated affiliated entities to engage in value-added telecommunications services. For more information, please see “Item 4. Information on the Company—C. Organizational Structure.” Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”. If our current ownership structure is found to be in violation of current or future laws, rules or regulations of mainland China regarding the legality of foreign investment in value-added telecommunications services and other types of businesses in which foreign investment is restricted or prohibited, we could be subject to severe penalties.

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

For instance, Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the Internet Content Measures and the Provisions on Ecological Governance of the Internet Information Content specify a list of illegal content. Internet information providers are prohibited from producing, copying, publishing or distributing illegal or prohibited information that is humiliating or defamatory to others, or contains obscene, violent, terrorist content or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions, including legal sanctions, suspending our business for rectification, closing our website, revoking the licenses needed to operate our platform, or removing our So-Young mobile app from application stores. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.” Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

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

On July 4, 2016, the State Administration for Industry & Commerce (the predecessor of the State Administration of Market Regulation), or the SAIC, promulgated the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective as of September 1, 2016. The Internet Advertising Measures set forth further compliance requirements for online advertising business in addition to those in the Advertising Law. Pursuant to the Internet Advertising Measures, Internet Advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet apps, or other internet media. Major additional compliance requirements are: (i) advertisements must be identifiable and marked with the word “advertisement,” enabling consumers to distinguish them from non-advertisement content; (ii) publishing advertisements on the Internet through a pop-up page or in other forms shall provide a prominently marked “CLOSE” button to ensure “one-click closure”; (iii) sponsored search results must be clearly distinguished from organic search results; (iv) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; (v) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal; and (vi) no advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplements or other special commodities or services which are subject to review by advertisement review authorities as stipulated by laws and regulations shall be released unless it has passed such review. On February 25, 2023, the SAIC promulgated the Administrative Measures for Internet Advertising, which will take effect from May 2023, and replace the Internet Advertising Measures. The Administrative Measures for Internet Advertising further clarifies the responsibility of advertisers, online advertising operators and publishers, and online information service providers.

The Administrative Measures on Medical Advertisement, which was jointly promulgated by the SAIC and the National Health and Family Planning Commission of China, or the NHFPC (the predecessor of the National Health Commission of China) on November 10, 2006 and came into effect on January 1, 2007, require that medical advertisements shall be reviewed by relevant health authorities and obtain a Medical Advertisement Review Certificate before they may be released by a healthcare institution. The Medical Advertisement Review Certificate has an effective term of one year and may be renewed upon application.

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

In addition, an applicant seeking to advertise its drugs or medical device must apply for an advertising license number. The validity period of a drug advertisement or a medical device advertisement shall be consistent with the validity period of the registration certificate or record-filing certificate or production license of such drugs or medical devices, whichever is the shortest. Where no validity period is set forth in the registration certificate or the record-filing certificate or the production license of the drugs or medical devices, the validity period of such advertisement license number shall be two years. The applicants for drug advertisement license or medical advertisement license must be product registration certificate holder or product record-filing certificate holder or their authorized manufacture enterprise or operation enterprise.

On November 1, 2021, the SAMR enacted the Law Enforcement Guide on Medical Cosmetology Advertising, or the Guide, which indicted that “medical cosmetology advertising” refers to any commercial advertising that directly or indirectly introduces a medical cosmetology institution or medical cosmetology services through certain media or in any form. Market regulatory authorities shall rectify various medical cosmetology advertising chaos according to law and strive to solve problems with great harm and high public concern, with focus on crackdown on the following circumstances: (i) violating good social practices by creating “appearance anxiety”; (ii) advertising any drug or medical device that has not been approved by or filed for record with the drug authority in violation of laws and regulations governing drugs, medical devices, advertising, etc.; (iii) publicizing an y medical treatment item or service item that has not been approved by or filed for record with the health authority; (iv) publicizing the treatment effect or making any promise on the safety and efficacy of treatment; (v) using the name and image of the industry association or any other social community or organization as proof or using the name or image of a patient to compare the effects of treatment before and after treatment or to prove the same; (vi) using an advertising spokesperson to recommend or certify for medical cosmetology, and a so-called “recommendation officer” or “experience officer” appearing in a medical cosmetology treatment advertisement shall be deemed as an advertising spokesperson if he/she uses his/her own name or image to recommend a medical cosmetology treatment; (vii) publishing medical cosmetology treatment advertisings in a disguised form such as introduction of health or youth preservation knowledge, personal interviews, or news reports, etc. (viii) publicizing disease treatment functions relating to medical cosmetology treatment on food, health food, disinfection products or cosmetics; and (ix) other violations of advertising laws and regulations that seriously infringe upon the rights and interests of the people.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits may have material impacts on our operations.”

Regulations on E-commerce

On August 31, 2018, the SCNPC promulgated the PRC E-Commerce Law, or the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in mainland China for the first time by laying out certain requirements on e-commerce operators, including e-commerce platform operators like us. Pursuant to the E-Commerce Law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms, including but not limited to verify the business license, Medical Institution Practicing License, Medical Advertisement Review Certificate, physician qualification certificate, or license of aesthetic medical attending in-charge physician of services provider, as appropriate; (iii) provide identity and tax related information of merchants to local branches of the State Administration for Market Regulation and tax bureaus; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. The E-Commerce Law also specifically stipulates that e-commerce platform operators shall not impose unreasonable restrictions or conditions on the transactions of their business operators on the platforms. According to the E-Commerce Law, failures to comply with these requirements may subject the e-commerce platform operators to administrative penalties, fines and/or the suspension of business. In addition, for goods and services provided via e-commerce platforms and pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators’ failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the E-Commerce Law. For details about medical liabilities that might arise, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Medical Liabilities.”

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

Regulations on Payment Services

In June 2010, the People’s Bank of China, or PBOC, issued the Administrative Measures for the Payment Services of Non-Financial Institutions, or the Payment Services Measures, which became effective in September 2010 and amended on April 29, 2020. Under the Payment Services Measures, a non-financial institution must obtain a payment business license, or Payment License, to qualify as a paying institution and provide payment services. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide services including online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC. Without PBOC’s approval. Non-financial institution or individual may not engage in payment business explicitly or in a disguised form.

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

Regulations on Healthcare Institutions

The Administrative Measures on Healthcare Institutions, which was promulgated on February 26, 1994 by the State Council and came into effect on September 1, 1994, and was revised on February 6, 2016, and March 29, 2022, and the Implementation Measures of the Administrative Measures on Healthcare Institutions, which were promulgated by the NHFPC on August 29, 1994 and came into effect on September 1, 1994, and was revised on November 1, 2006, June 24, 2008 and February 21, 2017, respectively, stipulate that the establishment of healthcare institutions shall be reviewed and approved by healthcare administrative departments at or above the county level and obtain an Approval Letter of Establishment of Medical Institution. Any entity or individual that intends to establish a healthcare institution must follow the application approval procedures and register with the relevant healthcare administrative authorities to obtain the Medical Institution Practicing License.

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

Regulations on Medical Personnel

On August 20, 2021, the Standing Committee of the National People’s Congress, issued the Law on Doctors of the People’s Republic of China, or the Law on Doctors, effective on March 1, 2022. According to the Law on Doctors, when taking medical, preventive or healthcare measures and when signing relevant medical certificate, the licensed medical practitioners shall conduct diagnosis and investigation personally and fill out the medical files without delay. No medical practitioners may conceal, forge or destroy any medical files or relevant data.

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

According to Administrative Measures for the Registration of Medical Practitioners, which was promulgated by the NHFPC on February 28, 2017 and became effective on April 1, 2017, medical practitioners shall obtain the Practice Certificate for Medical Practitioners to practice upon registration. Person who fails to obtain the Practice Certificate for Medical Practitioners shall not engage in medical treatment, prevention and healthcare activities. A medical practitioner who practices for multiple institutions at the same place of practice shall determine one institution as the main practicing institution where he or she practices, and apply for registration to the administrative department of health and family planning that approves the practice of such institution; and, for other institutions where the medical practitioner is to practice, the medical practitioner shall apply for recordation to the administrative health and family planning authority that approves the practice of such institution, and indicate the names of the institutions where he or she is to practice. If a medical practitioner practices in another institution which is not at the registered place of practice, he or she shall apply for to register the additional institution to the administrative health and family planning authority approving the practice of such institution.

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

According to the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation) and Other Two Documents, which was promulgated and implemented on July 17, 2018 by the National Health Commission and State Administration of Traditional Chinese Medicine, Internet diagnosis and treatment refers to the use of doctors registered in the institution using the Internet and other information technology to carry out diagnosis of some common diseases, chronic diseases re-diagnosis and “Internet Plus” family doctor contract services. Internet diagnosis and treatment activity shall be provided by a medical institution that has obtained the Medical Institution Practicing License and the medical institution shall apply for registration of Internet diagnosis and treatment activity. Medical institutions carrying out Internet diagnosis and treatment activities should be consistent with their diagnosis and treatment subjects.

Regulations on Internet Hospital

According to the Measures for the Administration of Internet Hospitals (Trial), the state implements access management for internet hospitals pursuant to the Regulations on Administration of Medical Institutions (Revised in 2022) and the Detailed Rules for the Implementation of the Medical Institute Management Regulations. Before implementing access for internet hospitals, provincial health administrative departments shall establish provincial internet medical service supervision platforms to connect with information platforms of internet hospitals to achieve real-time supervision. The establishment of an internet hospital is governed by the administrative approval process as stipulated in the Measures for the Administration of Internet Hospitals (Trial).

The health administrative department of the State Council and the competent departments of traditional Chinese medicine shall be responsible for the supervision and administration of the internet hospitals that are based in mainland China. The local health administrative departments at all levels (including the competent departments of traditional Chinese medicine) shall be responsible for the supervision and management of internet hospitals within their respective jurisdictions.

In terms of the supervision and management of internet hospitals, the Measures for the Administration of Internet Hospitals (Trial) clarifies that provincial health administrative departments and the registration authorities for internet hospitals shall jointly implement supervision on internet hospitals through the provincial internet medical service supervision platform, focusing on the supervision on internet hospitals’ personnel, prescriptions, diagnosis and treatment behaviors, patients’ privacy protection and information security. Internet hospitals shall adopt information security protection measures for Level 3 information system in accordance with relevant information security laws and regulations, including completion of filings with local public security authorities. Doctors can only provide follow-up diagnosis services through internet hospitals for patients that have been diagnosed with certain common or chronic diseases, unless the patients are in physical hospitals and the doctors in the physical hospital invite other doctors to provide diagnosis services through internet hospital. Additionally, the Basic Standards for Internet Hospitals (Trial) as attached to the Measures for the Administration of Internet Hospitals (Trial) sets forth specific requirements for diagnosis and treatment items, departments, personnel, buildings and device and equipment, and rules and regulations of internet hospitals.

To further standardize internet diagnosis and treatment activities and strengthen the construction of internet diagnosis and treatment system, the NHC and the National Administration of Traditional Chinese Medicine jointly promulgated the Detailed Rules for the Supervision of Internet Diagnosis and Treatment (Trial), or the Detailed Supervision Rules, on February 8, 2022. The Detailed Supervision Rules provide specific guidelines for supervising their medical institutions, their operations, personnel and quality safety of internet-based diagnosis and treatment activities.

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

Regulations on Medical Devices

Sales of Medical Devices

In mainland China, medical devices are classified into three different categories, Class I, Class II and Class III, based on the invasiveness of and risks associated with each medical device. According to the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which were promulgated by the CFDA on July 30, 2014 and last amended on March 10, 2022, and which became effective on May 1, 2022, business operations of medical devices are administered by category depending on the degree of risks of medical devices. Doing business for Class I medical devices will not require licensing or record-filing, while operations of Class II medical devices and Class III medical devices shall be subject to administration by record-filing and by licensing respectively. Also, the medical device operator shall bear the legal liability for any act of purchasing or selling medical devices performed by its sales persons in its name and shall establish and put in practice the purchase inspection records system, and shall purchase medical devices from qualified manufacturers or operators. According to the Measures for the Administration and Supervision of Online Sales of Medical Devices, which were promulgated by the CFDA on December 20, 2017, and came into effect on March 1, 2018, enterprises engaged in online sales of medical devices shall be medical device production and operation enterprises that have obtained, or filed application of, a medical device production license or operation license in accordance with the law, unless such license or application is not required by laws and regulations. Providers of third-party platforms providing online trading service for medical devices shall take technical measures to guarantee that data and materials in respect of online sales of medical devices are authentic, complete and traceable and shall obtain the Qualification Certificate for Medicine Information Services on the Internet in accordance with the law.

Hainan So-young Medical Technology Co., Ltd. has obtained a Medical Devices Operating License, which will remain effective until November 28, 2026, and a Medical Devices Operating Filing for wholesale of Class II medical devices.

Production of Medical Devices

According to the Regulations on the Supervision and Administration of Medical Devices, which were promulgated by the PRC State Council on January 4, 2000 and latest amended on February 9, 2021 and came into effect on June 1, 2021, to engage in the production of Class II and Class III medical devices, an entity shall apply for a production permit to the drug regulatory department of the people’s government of the province, autonomous region or municipality where it is located and submit the relevant materials that meet the conditions and the registration certificate of the medical devices to be produced. Enterprises engaged in the production of Class I medical devices only need to make filing relating to the production of such Class I medical devices with the food and drug supervision and administration department of the people’s government of the local city with districts and provide supporting materials to prove its satisfaction of the relevant conditions of engaging in the production of medical devices.

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

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017. The Cybersecurity Law requires network operators, to comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. The Cybersecurity Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

On November 14, 2021, the CAC published Regulations on Network Data Security Management (Consultation Draft), or the Draft Regulations on Network Data Security Management, which stipulates that data processing entities should apply for cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. As of the date of this annual report, the Draft Regulations on Network Data Security Management has not come into effect yet.

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

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

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

Regulations on Mobile Internet Applications Information Services

Administration of mobile internet application information services is strengthened through Regulations for Administration on Mobile Internet Applications Information Services, or the MIAIS Regulations, which was promulgated by the CAC, on June 28, 2016, and amended on June 14, 2022. The MIAIS Regulations were enacted to regulate mobile app information service providers. Pursuant to the MIAIS Regulations, the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local mobile app information, respectively.

Under the MIAIS Regulations, mobile app information service providers shall process personal information by following the principles of legitimacy, rightfulness, necessity and good faith, have clear and reasonable purposes, disclose processing rules, comply with the relevant provisions on the scope of necessary personal information, regulate personal information processing activities, and take necessary measures to ensure the security of personal information.

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

Regulations on Intellectual Property

Patent Law

According to the Patent Law of the PRC, which was last amended in 2020 and became effective in June 2021, the State Intellectual Property Office is responsible for administering patent law in mainland China. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and fifteen years in the case of designs. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and last amended in 2020 and took effect from June 1, 2021, provides that Chinese citizens, legal persons, or unincorporated organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC.

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

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name first promulgated by the MIIT on August 1, 2002. According to the Domain Name Measures, the MIIT is in charge of the administration of internet domain names in mainland China. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside mainland China for capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within mainland China must be made in Renminbi. Unless otherwise approved, companies in mainland China may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and last amended in 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, which became effective from June 1, 2015, and was amended in December 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular No. 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and latest amended on March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account).

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

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular No. 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in mainland China may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in mainland China.

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

Loans by the Foreign Companies to their Subsidiaries in Mainland China

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to an entity in mainland China does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

On January 11, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. The PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing £ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = ∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor + ∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business day before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. According to the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our subsidiaries in mainland China.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, residents in mainland China are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by residents in mainland China for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such resident in mainland China is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

SAFE Notice Circular No. 13 has amended SAFE Circular 37 requiring residents or entities in mainland China to register with qualified banks rather than SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of seeking offshore investment or making offshore financing.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant residents in mainland China to penalties under foreign exchange administration regulations of mainland China.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in mainland China include the Company Law. The Foreign Investment Law and its implementation regulations effective on January 1, 2020. Under the current regulatory regime in mainland China, foreign-invested enterprises in mainland China may pay dividends only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of mainland China. A company in mainland China is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A company in mainland China shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Employee Share Incentive Plans of Overseas Publicly-Listed Company

In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participation in Share Incentive Plan of Companies Listed Overseas, or the 2012 SAFE Notice. Under such notice and other relevant rules and regulations, residents in mainland China, including PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, who participate in any share incentive plan of any overseas publicly-listed company, are required to register with SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are residents in mainland China must retain a qualified PRC agent, which could be a subsidiary in mainland China of the overseas publicly listed company or another qualified institution selected by the subsidiary in mainland China, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of the participants. We and our executive officers and other employees who are residents in mainland China that have been granted share incentive awards are subject to these regulations. Failure by these individuals to complete their SAFE registrations may subject such individuals and us to fines and other legal sanctions.

The State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share incentive awards. Under these circulars, our employees working in China who exercise share incentive awards will be subject to PRC individual income tax. Our subsidiary in mainland China has the obligation to make filings related to employee share incentive awards with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share incentive awards. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax which was last amended on December 29, 2018 and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which was amended on April 23, 2019, or collectively, the EIT Law. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in mainland China. Resident enterprises are defined as enterprises that are established in China in accordance with laws of mainland China, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within mainland China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside mainland China, but have established institutions or premises in mainland China, or have no such established institutions or premises but have income generated from mainland China. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in mainland China, or if they have formed permanent establishment or premises in mainland China but there is no actual relationship between the relevant income derived in mainland China and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from mainland China.

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

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and most recently amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of mainland China are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. The Notice adjusted the VAT tax rates of 17% and 11% to 16% and 10%, respectively. According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, with effect from April 1, 2019, the VAT tax rate of 16% and 10% are changed into 13% and 9%, respectively.

As of December 31, 2022, our subsidiaries in mainland China and consolidated affiliated entities are generally subject to 3%, 6%, 9% and 13% VAT rates.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-resident investors who do not have an establishment or place of business in mainland China, or who have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within mainland China.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable laws of mainland China, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a resident enterprise in mainland China may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and will take effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatment in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7, which were amended in October 2017 and December 2017. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a resident enterprise in mainland China, by non-resident enterprises in mainland China, may be recharacterized and treated as a direct transfer of taxable assets in mainland China, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from taxable assets in mainland China; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding taxable assets in mainland China have real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, as amended in 2018, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in mainland China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and last amended in March 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Increases in labor costs in mainland China and enforcement of stricter labor laws and regulations may adversely affect our business and results of operations.”

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a subsidiary in mainland China of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in mainland China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The subsidiaries in mainland China of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the subsidiaries in mainland China fail to withhold income tax in accordance with relevant laws and regulations, the subsidiaries in mainland China may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to M&A Rules and Overseas Listing

MOFCOM, China Securities Regulatory Commission, or CSRC, SAFE and three other PRC governmental and regulatory agencies promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors on August 8, 2006, as later amended on June 22, 2009, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, require that if a domestic company, domestic enterprise, or a domestic individual, through an overseas company established or controlled by it/him/her, acquires a domestic company which is affiliated with it/him/her, an approval from the MOFCOM is required. The M&A Rules further requires that a SPV, that is controlled directly or indirectly by the companies or individuals in mainland China and that has been formed for overseas listing purposes through acquisitions of domestic interest held by such companies or individuals in mainland China, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange. Moreover, if foreign investors merge a domestic enterprise and obtain the actual control over the enterprise, and if such merger involves any critical industry, affects or may affect the security of national economy, or causes transference of actual control over the domestic enterprise who possesses a resound trademark or China time-honored brand, the parties to the merger shall file an application to MOFCOM.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC released the Filing Rules, which took effect from March 31, 2023, requiring the overseas securities offerings or listings of Chinese domestic companies to be filed with the CSRC. The Filing Rules clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Filing Rules shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market. Such companies must also follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes material change after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of the changes. In case of any violations of the foregoing requirements, competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

Furthermore, on February 24, 2023, the CSRC, together with certain other PRC governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (“Revised Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities service providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall strictly fulfill relevant procedures stipulated by applicable national regulations. Chinese companies shall also provide a written statement of the specific state secrets and sensitive information that are contained in the documents and materials provided to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. According to the Revised Confidentiality and Archives Administration Provisions, where overseas securities regulators or relevant competent authorities request to inspect, investigate or collect evidence from Chinese domestic companies concerning their overseas offering and listing or their securities companies and securities service providers that undertake securities business for such Chinese domestic companies, such inspection, investigation and evidence collection must be conducted under the cross-border regulatory cooperation mechanism, and the CSRC or competent authorities of the Chinese government will provide necessary assistance pursuant to the bilateral and multilateral cooperation mechanism.

Regulations on Anti-Monopoly

The PRC Anti-Monopoly Law, or the AML, which was promulgated by the SCNPC on August 30, 2007, effective since August 1, 2008, and was amended on June 24, 2022, established the PRC anti-monopoly regulatory framework. Under the AML, behaviors that may have the effect of eliminating or restricting competition, including the monopolistic of agreements, abuse of a dominant market position, and increase in business concentration, are prohibited, and the infringed party is entitled to request for punitive compensation.

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

Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Wanwei, our consolidate affiliated entities Beijing So-Young and Beijing Chiyan and their respective shareholders. These contractual arrangements enable us to (i) exercise effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by laws of mainland China.

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

Equity Interest Pledge Agreement. Pursuant to the equity pledge agreements, the shareholders pledge 100% of their equity interest in Beijing So-Young to our WFOE to guarantee the performance by Beijing So-Young and its shareholders of their obligations under the exclusive business cooperation agreement, the exclusive option agreements and the power of attorney. If events of default defined therein occur, upon giving written notice to the shareholders, our WFOE may exercise the right to enforce the pledge to the extent permitted by laws of mainland China, unless the event of default has been successfully resolved to the satisfaction of our WFOE. The shareholders of Beijing So-Young agree that, without our WFOE’s prior written consent, during the term of the equity interest pledge agreement, they will not place or permit the existence of any security interest or other encumbrance on the equity interest in Beijing So-Young or any portion thereof. On September 4, 2019, our WFOE, Beijing Chiyan and the shareholders of Beijing Chiyan entered into an equity interest pledge agreement, which contained terms substantially similar to the equity interest pledge agreement by and among our WFOE, Beijing So-Young and its shareholders described above. On January 15, 2020, we have completed registering the equity pledge with the relevant office of the PRC State Administration of Market Regulation in accordance with the PRC Property Rights Law.

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

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Option Agreement.  Pursuant to the exclusive option agreement entered into on November 1, 2018, each shareholder of Beijing So-Young has irrevocably granted our WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under laws of mainland China, all or part of the shareholder’s equity interests in Beijing So-Young. The purchase price shall be RMB10 (US$1.5), the amount of registered capital contributed by such shareholder of Beijing So-Young in Beijing So-Young or the minimum price required by laws of mainland China. If our WFOE exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Without our WFOE’s prior written consent, Beijing So-Young shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its material assets or beneficial interest, create or allow any encumbrance on its material assets or other beneficial interests, provide any loans to any third parties except for payables incurred in the ordinary course of business other than through loans, enter into any material contract with a value of more than RMB500,000 (US$76.6 thousand) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Each shareholder of Beijing So-Young has agreed that, without our WFOE’s prior written consent, he or she will not dispose of his or her equity interests in Beijing So-Young or create or allow any encumbrance on their equity interests. Moreover, without our WFOE’s prior written consent, no dividend will be distributed to Beijing So-Young’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to our WFOE or its designated person(s). On September 4, 2019, our WFOE, Beijing Chiyan and the shareholders of Beijing Chiyan entered into an exclusive option agreement, which contained terms substantially similar to the exclusive option agreement by and among our WFOE, Beijing So-Young and each shareholder of Beijing So-Young described above. The agreements by and among our WFOE, the VIEs and their respective shareholders will remain effective until all equity interests of Beijing So-Young and Beijing Chiyan held by their respective shareholders have been transferred or assigned to our WFOE or its designated person(s), respectively.

In the opinion of CM Law Firm, our PRC legal counsel:

●	the ownership structures of our WFOE and the VIEs are not in any violation of laws or regulations of mainland China currently in effect; and
●	the contractual arrangements among our WFOE, the VIEs and their respective shareholders governed by laws of mainland China are currently valid, binding and enforceable, and will not result in any violation of laws or regulations of mainland China currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our online medical aesthetic service business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.”

D.           Property, Plants and Equipment

We are headquartered in Beijing, China. As of December 31, 2022, we leased an aggregate of over 14,000 square meters of office space in Beijing, with a lease term five years, and an aggregate of more than 7,700 square meters of office space in 16 other cities in China with lease terms that typically last for one year. We also leased an aggregate of over 1,600 square meters of manufacturing and production facilities in Wuhan in China as of December 31, 2022. We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A.          Operating Results

Key Factors Affecting Our Results of Operations

Our business and operating results are primarily affected by the general factors affecting China’s medical aesthetic industry, including the increase in per capita disposable income and the growth in medical aesthetic spending in China. In addition, they are also affected by factors driving online media and social community in China, such as the growing number of online users, the improved telecommunications infrastructure and the increasing adoption of mobile payment. Furthermore, our business and operating results are influenced by governmental policies and initiatives in mainland China affecting the online medical aesthetic service and content distribution industries. Changes in any of these general factors could affect the demand for content and services on our platform and our results of operations.

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

We focus on (i) attracting and engaging users and (ii) increasing the number of paying medical service providers on our platform. We measure our effectiveness in attracting and engaging users primarily through tracking mobile MAUs and number of purchasing users, who made verified transactions with service providers. Average mobile MAUs increased by 18.7% from 7.1 million in 2020 to 8.5 million in 2021, and decreased by 53.4% to 3.9 million in 2022 compared with that of 2021. Total number of purchasing users decreased by 7.6% from 601.8 thousand in 2020 to 556.1 thousand in 2021, and decreased by 28.8% to 396.2 thousand in 2022 compared to that of 2021. The decrease was primarily due to control measures caused by the resurgence of COVID-19 in China.

We measure our effectiveness in increasing the number of paying medical service providers by tracking the number of service providers that pay for information services and/or reservation services, which increased by 19.1% from 5,570 in 2020 to 6,634 in 2021, and further increased by 7.2% to 7,111 in 2022.

Substantially all of our revenues and workforce are concentrated in China. Our results of operations and financial condition were affected by the spread of COVID-19, and so was the China medical aesthetic service industry in general. Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travels. The operations of our medical service providers were also impacted.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks related to health epidemics, natural disasters, and other outbreaks, which could significantly disrupt our operations.”

The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic had in the past adversely impacted and will continue to adversely impact our business, results of operations, and financial condition. Especially in the second half of 2021, the number of our purchasing users decreased by 30.8% and 17.9% in the third quarter and the fourth quarter of 2021 compared to the same periods in 2020. The average revenue per paying medical service provider decreased by 9.8% and 19.1% in the third quarter and the fourth quarter of 2021 compared to the same period of 2020. In addition, the number of our purchasing users decreased by 28.8% in 2022 compared to 2021. The average revenue per paying medical service provider decreased by 40.0% in 2022 compared to 2021. On the other hand, we focused on carrying out highly efficient marketing strategy and strictly controlled our expenses, improved operating efficiency, streamlined our operations, and maintained net cash position. To mitigate the adverse impact of the pandemic, we have been strategically adapting our business to ensure the growth of our user base and improve user experience. We adopted a series of creative and incentivizing promotion plans and worked more closely with medical aesthetic influencers to generate valuable content. We were working to reinforce the trust with consumers, meeting medical and aesthetic consumer demand from the different levels to make efficient decisions. In terms of our commercialization efforts, we strengthened operating management ability and digital support for medical service providers on our platform to improve their customer acquisition efficiency and customer experience. For small and medium-sized service providers, our membership service program can better serve the service providers who lack content distribution capabilities and experience in operating e-commerce platforms. We provide such service providers with more exposure to our digitally-savvy end users. In addition, we have established an “Authentic Alliance” to enhance information governance on our platform to build a healthier and more regulated ecosystem. We believe we have the right strategies in place to navigate through this challenging business environment and are well positioned for healthy and sustainable growth once normal operating conditions return. Nonetheless, the COVID-19 pandemic may continue to affect our business, financial condition and results of operations in the current and future years.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Information services and others	962,089	74.3	1,304,455	77.1	888,475	128,817	70.6
Reservation services	332,899	25.7	276,052	16.3	128,668	18,655	10.2
Sales of equipment and maintenance services	—	—	111,956	6.6	240,731	34,903	19.2
Total Revenues	1,294,988	100.0	1,692,463	100.0	1,257,874	182,375	100.0

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

Cost of revenues

Cost of revenues consists primarily of payroll costs, share-based compensation expenses, cost of inventory, servers and bandwidth costs, depreciation expenses, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business.

Gross profit and gross margin

The following table sets forth our gross profit and gross margin for the years presented:

	For the Year Ended December 31,
	2020	2021	2022

	(in thousands, except for percentages)
Gross profit	RMB1,082,782	RMB1,364,574	RMB864,582	US$125,353
Gross margin	83.6%	80.6%	68.7%	68.7%

Operating expenses

We classify our operating expenses into four categories: sales and marketing expenses, general and administrative expenses, research and development expenses and impairment of goodwill and intangible assets. The following table sets forth the break-down of our total operating expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	726,297	56.1	792,484	46.8	472,092	68,448	37.5
General and administrative expenses	183,987	14.2	252,214	14.9	260,208	37,727	20.7
Research and development expenses	229,192	17.7	286,567	16.9	235,087	34,084	18.7
Impairment of goodwill and intangible assets	—	—	65,879	3.9	—	—	—
Total	1,139,476	88.0	1,397,144	82.6	967,387	140,259	76.9

Sales and marketing expenses. Sales and marketing expenses consist primarily of marketing expenses, user acquisition activities expenses, payroll costs, share-based compensation expenses, and rental expenses.

The following table sets forth the break-down of our sales and marketing expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses
Marketing and user acquisition activities expenses	(555,260)	42.9	(570,347)	33.7	(254,893)	(36,956)	20.3
Payroll costs	(138,089)	10.7	(175,340)	10.4	(170,988)	(24,791)	13.6
Others	(32,948)	2.5	(46,797)	2.8	(46,211)	(6,701)	3.6
Total	(726,297)	56.1	(792,484)	46.8	(472,092)	(68,448)	37.5

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. We had no taxable income generated from operations in Hong Kong in 2017, while we generated income from operations in 2020, 2021 and 2022. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company is not subject to any Hong Kong withholding tax.

Mainland China

Generally, our subsidiary in mainland China, consolidated variable interest entities and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under tax laws and accounting standards of mainland China.

Beijing So-Young Wanwei Technology Consulting Co., Ltd., our WFOE, was a “High and New Technology Enterprise,” or HNTE in 2022. In addition, our WFOE is qualified as a “Software Company”, and accordingly was eligible for a preferential income tax rate of 0% from 2019 to 2020, and a preferential income tax rate of 12.5% from 2021 to 2023.

Wuhan Miracle and Wuhan Haoweilai were qualified as HNTE in 2020 and eligible for a preferential EIT rate of 15%, for the three-year period from 2020 to 2022.

In addition, a qualified enterprise that operates in encouraged industries registered in the Hainan Free Trade Port (“HFTP”) and engages in substantive operations may enjoy a reduced EIT rate of 15%. Hainan Yixian Daka Technology Co., Ltd. (“Yixian Daka”) was recognized as a qualified enterprise engaged in encouraged industries registered in the Hainan Free Trade Port and engaged in substantive operations and was therefore eligible for a preferential EIT rate of 15% in 2022.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a resident enterprise in mainland China for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our shareholders that are non-resident in mainland China or ADS holders.”

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Information services and others	962,089	74.3	1,304,455	77.1	888,475	128,817	70.6
Reservation services	332,899	25.7	276,052	16.3	128,668	18,655	10.2
Sales of equipment and maintenance services	—	—	111,956	6.6	240,731	34,903	19.2
Total revenues	1,294,988	100.0	1,692,463	100.0	1,257,874	182,375	100.0
Cost of revenues (1)	(212,206)	(16.4)	(327,889)	(19.4)	(393,292)	(57,022)	(31.3)
Gross profit	1,082,782	83.6	1,364,574	80.6	864,582	125,353	68.7
Operating expenses
Sales and marketing expenses (1)	(726,297)	(56.1)	(792,484)	(46.8)	(472,092)	(68,448)	(37.5)
General and administrative expenses (1)	(183,987)	(14.2)	(252,214)	(14.9)	(260,208)	(37,727)	(20.7)
Research and development expenses (1)	(229,192)	(17.7)	(286,567)	(16.9)	(235,087)	(34,084)	(18.7)
Impairment of goodwill and intangible assets	—	—	(65,879)	(3.9)	—	—	—
Total operating expenses	(1,139,476)	(88.0)	(1,397,144)	(82.6)	(967,387)	(140,259)	(76.9)
Loss from operations	(56,694)	(4.4)	(32,570)	(1.9)	(102,805)	(14,906)	(8.2)
Income/(loss) before tax	93	0.0	(16,405)	(1.0)	(87,072)	(12,624)	(6.9)
Income tax benefits/(expenses)	4,784	0.4	(21,231)	(1.6)	20,965	3,040	1.7
Net income/(loss)	4,877	0.4	(37,636)	(2.8)	(66,107)	(9,584)	(5.2)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	(18,327)	(18,768)	(8,282)	(1,201)
Sales and marketing expenses	(6,711)	(9,808)	(6,781)	(983)
General and administrative expenses	(46,001)	(56,705)	(19,021)	(2,758)
Research and development expenses	(21,131)	(20,869)	(9,252)	(1,341)

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our revenues decreased by 25.7% from RMB1,692.5 million in 2021 to RMB1,257.9 million (US$182.4 million) in 2022, primarily resulted from a decrease in average revenue per paying medical service provider.

Our revenues from information services and others decreased by 31.9% from RMB1,304.5 million in 2021 to RMB888.5 million (US$128.8 million) in 2022. This decrease was primarily due to a decrease in the number of paying medical service providers subscribing to information services.

Our revenues from reservation services decreased by 53.4% from RMB276.1 million in 2021 to RMB128.7 million (US$18.7 million) in 2022. The decrease was primarily due to control measures in response to the resurgence of COVID-19 in China and adoption of an operating strategy which gave higher subsidies to end users. The purchasing user decreased by 28.8% from 556.1 thousand in 2021 to 396.2 thousand in 2022.

Our revenues from sales of equipment and maintenance services were RMB240.7 million (US$34.9 million), from Wuhan Miracle.

Cost of revenues

Our cost of revenues increased by 19.9% from RMB327.9 million in 2021 to RMB393.3 million (US$57.0 million) in 2022. The increase was primarily due to the consolidation of Wuhan Miracle. In addition, cost of revenues included share-based compensation expenses of RMB8.3 million (US$1.2 million) in 2022 compared to RMB18.8 million in 2021.

Gross profit

As a result of the foregoing, our gross profit decreased by 36.6% from RMB1,364.6 million in 2021 to RMB864.6 million (US$125.4 million) in 2022. Our gross margin decreased from 80.6% in 2021 to 68.7% in 2022.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses decreased by 40.4% from RMB792.5 million in 2021 to RMB472.1 million (US$68.4 million) in 2022. The decrease was primarily due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses for 2022 included share-based compensation expenses of RMB6.8 million (US$1.0 million), compared to RMB9.8 million in 2021.

General and administrative expenses. Our general and administrative expenses increased by 3.2% from RMB252.2 million in 2021 to RMB260.2 million (US$37.7 million) in 2022. The increase was primarily due to an increase in staff costs and professional services fees. General and administrative expenses for 2022 included share-based compensation expenses of RMB19.0 million (US$2.8 million), compared to RMB56.7 million in 2021.

Research and development expenses. Our research and development expenses decreased by 18.0% from RMB286.6 million in 2021 to RMB235.1 million (US$34.1 million) in 2022, primarily due to a decrease in payroll costs. Research and development expenses for 2022 included share-based compensation expenses of RMB9.3 million (US$1.3 million), compared to RMB20.9 million in 2021.

Impairment of goodwill and intangible assets. We did not recognize any impairment of goodwill or impairment of intangible assets in 2022. Impairment of goodwill and intangible assets represents the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary, based on an annual goodwill and intangible assets impairment assessment. For a detailed discussion of the impairment of goodwill and intangible assets, please see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” and “Note 2 Summary of Significant Accounting Policies, Note 7 Goodwill and Note 10 Intangible assets” in financial statement.

Loss from operations

As a result of the foregoing, we had loss from operations of RMB102.8 million (US$14.9 million) in 2022 compared to a loss of RMB32.6 million in 2021.

Others, net

Others, net were RMB8.2 million (US$1.2 million), compared with RMB12.0 million in 2021.

Income tax benefits/(expenses)

We recorded income tax benefit of RMB21.0 million (US$3.0 million) in 2022 compared to income tax expense of RMB21.2 million in 2021. The income tax benefit mainly included an RMB12.6 million refund of income tax for fiscal year 2021 of which we received in the third quarter of 2022.

Net income/(loss)

As a result of the foregoing, we incurred net loss of RMB66.1 million (US$9.6 million) in 2022, compared to net loss of RMB37.6 million in 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Our revenues increased by 30.7% from RMB1,295.0 million in 2020 to RMB1,692.5 million in 2021, primarily resulted from an increase in the number of paying medical service provider and sales of equipment and maintenance services from our newly acquired subsidiary, Wuhan Miracle.

Our revenues from information services and others increased by 35.6% from RMB962.1 million in 2020 to RMB1,304.5 million in 2021. This increase was primarily attributable to an increase in average revenue per medical service provider as they increasingly allocate a larger proportion of their marketing budgets to our platform.

Our revenues from reservation services decreased by 17.1% from RMB332.9 million in 2020 to RMB276.1 million in 2021. The decrease was primarily due to the resurgence of COVID-19 resulted in the weaker-than-normal consumer sentiment and containment measures which had a negative impact on our operations in several cities across the country. The purchasing user decreased by 7.6% from 601.8 thousand in 2020 to 556.1 thousand in 2021.

Our revenues from sales of equipment and maintenance services were RMB112.0 million, from our newly acquired subsidiary, Wuhan Miracle.

Cost of revenues

Our cost of revenues increased by 54.5% from RMB212.2 million in 2020 to RMB327.9 million in 2021. The increase was primarily due to cost related to advertising networks and servers cost related to online platform development. In addition, cost of revenues included share-based compensation expenses of RMB18.8 million in 2021 compared to RMB18.3 million in 2020.

Gross profit

As a result of the foregoing, our gross profit increased by 26.0% from RMB1,082.8 million in 2020 to RMB1,364.6 million in 2021. Our gross margin slightly decreased from 83.6% in 2020 to 80.6% in 2021.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 9.1% from RMB726.3 million in 2020 to RMB792.5 million in 2021. The increase was primarily due to an increase in expenses associated with marketing campaigns and user acquisition initiatives and the consolidation of Wuhan Miracle. Sales and marketing expenses for 2021 included share-based compensation expenses of RMB9.8 million, compared to RMB6.7 million in 2020.

General and administrative expenses. Our general and administrative expenses increased by 37.1% from RMB184.0 million in 2020 to RMB252.2 million in 2021. The increase was primarily due to the increase in personnel related expenses and professional service fees. The increase in personnel related expenses is primarily because of an increase of RMB18.0 million on payroll costs associated with the expansion of administrative teams. The increase in professional service fees is primarily due to an increase in expense related to public relation management of RMB8.0 million in 2021. General and administrative expenses for 2021 included share-based compensation expenses of RMB56.7 million, compared to RMB46.0 million in 2020.

Research and development expenses. Our research and development expenses increased by 25.0% from RMB229.2 million in 2020 to RMB286.6 million in 2021, primarily due to an increase in personnel related expenses. Our research and development expenses grew between 2020 and 2021 than in the earlier periods, primarily due to our commitment to developing our technology capacity to further enhance users’ and medical service providers’ experience on our platform. Research and development expenses for 2021 included share-based compensation expenses of RMB20.9 million, compared to RMB21.1 million in 2020.

Impairment of goodwill and intangible assets. We recognized that the impairment of goodwill was RMB48.5 million and the impairment of intangible assets was RMB17.4 million. Impairment of goodwill and intangible assets represents the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary, based on an annual goodwill and intangible assets impairment assessment. For a detailed discussion of the impairment of goodwill and intangible assets, please see “Note 2 Summary of Significant Accounting Policies, Note 7 Goodwill and Note 10 Intangible Assets” in financial statement.

Income/(loss) from operations

As a result of increasing our user acquisition expenses, we had loss from operations of RMB32.6 million in 2021 compared to a loss of RMB56.7 million in 2020.

Others, net

Others, net were RMB12.0 million, compared with RMB8.9 million in 2020, primarily due to a decrease of donation from RMB11.5 million in 2020, which related to COVID-19 to RMB7.6 million in 2021, which related to poverty relief.

Income tax benefits/(expenses)

We recorded income tax expense of RMB21.2 million in 2021 compared to income tax benefit of RMB4.8 million in 2020. The income tax benefit was derived from a change in the preferential income tax rate of one of our subsidiaries, which resulted in a refund of RMB16.4 million for tax paid in previous periods.

Net income/(loss)

As a result of the foregoing, we incurred net loss of RMB37.6 million in 2021 compared to net income of RMB4.9 million in 2020.

B.          Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by/(used in) operating activities	179,180	84,287	(112,873)	(16,365)
Net cash provided by/(used in) investing activities	123,845	339,822	(572,212)	(82,963)
Net cash used in financing activities	(5,804)	(216,743)	(13,586)	(1,970)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(52,721)	(9,242)	55,862	8,099
Net increase/(decrease) in cash, cash equivalents and restricted cash	244,500	198,124	(642,809)	(93,199)
Cash, cash equivalents and restricted cash at the beginning of the period	901,185	1,145,685	1,343,809	194,834
Cash, cash equivalents and restricted cash at the end of the period	1,145,685	1,343,809	701,000	101,635

To date, we have financed our operating and investing activities primarily through net cash generated from operating activities and historical equity financing activities. As of December 31, 2020, 2021 and 2022, our cash, cash equivalents and restricted cash were RMB1.1 billion, RMB1.3 billion and RMB0.7 billion (US$101.6 million), respectively. Our cash, cash equivalents and restricted cash primarily consist of cash on hand and demand deposits.

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

As of December 31, 2022, 71.5% and 28.5% of our cash, cash equivalents and restricted cash were held in China and overseas, respectively, of which 21.9% were denominated in U.S. dollars and 77.8% were denominated in Renminbi. As of December 31, 2022, 2.3% and 97.7% of our term deposits and short-term investments were held in China and overseas, respectively, of which 2.3% were denominated in Renminbi. As of December 31, 2022, 26.0% of our cash, cash equivalents and restricted cash were held by the VIEs and its subsidiaries. Although we consolidate the results of the variable interest entity and its subsidiaries, we only have access to the assets or earnings of the variable interest entity and its subsidiaries through our contractual arrangements with the variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds received from our initial public offering, we may make additional capital contributions to our subsidiary in mainland China, establish new subsidiaries in mainland China and make capital contributions to these new subsidiaries in mainland China, make loans to our subsidiary in mainland China, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to regulations of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulations of mainland China of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our subsidiary in mainland China and variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We expect that a substantial majority of our future revenues will continue to be denominated in Renminbi. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our subsidiary in mainland China is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities in 2022 was RMB112.9 million (US$16.4 million). The difference between net cash used in operating activities and net loss of RMB66.1 million (US$9.6 million) in the same period was substantially due to (i) the increase of RMB43.3 million (US$6.3 million) in share-based compensation expenses, (ii) the increase of RMB47.1 million (US$6.8 million) in depreciation of property and equipment and amortization of intangible assets, and (iii) the decrease of RMB51.3 million (US$7.4 million) in other non-current assets.

Net cash provided by from operating activities in 2021 was RMB84.3 million. The difference between net cash provided by operating activities and net loss of RMB37.6 million in the same period was substantially due to (i) the increase of RMB106.2 million in share-based compensation expenses, (ii) the increase of RMB65.9 million in impairment of goodwill and intangible assets, (iii) the decrease of RMB44.0 million in prepayment and other current asset, and (iv) the decrease of RMB28.3 million in contract liabilities.

Net cash provided by operating activities in 2020 was RMB179.2 million. The difference between net cash provided by operating activities and net income of RMB4.9 million in the same period was substantially due to (i) the increase of RMB92.2 million in share-based compensation expenses, (ii) the increase of RMB67.1 million in accrued expenses and other current liabilities that primarily include accrued information service fees and advanced payment from users in the form of unearned reservation services fees for treatment that have not been completed, and (iii) the increase of RMB41.5 million in contract liabilities.

Investing activities

Net cash used in investing activities in 2022 was RMB572.2 million (US$83.0 million), primarily due to the purchase of short-term investments and term deposits of RMB1,205.8 million (US$174.8 million), cash paid for acquisition of subsidiaries of RMB97.5 million (US$14.1 million), offset by proceeds from maturities of short-term investments and term deposits of RMB764.8 million (US$110.9 million).

Net cash provided by investing activities in 2021 was RMB339.8 million, primarily due to the purchase of short-term investments and term deposits of RMB1,919.8 million, cash paid for acquisition of subsidiaries of RMB636.9 million, offset by proceeds from maturities of short-term investments and term deposits of RMB3,052.9 million.

Net cash provided by investing activities in 2020 was RMB123.8 million, primarily due to the purchase of short-term investments and term deposits of RMB2,803.0 million, cash paid for long-term investments, including prepayment for new investment of RMB125.0 million, partially offset by proceeds from maturities of short-term investments and term deposits of RMB3,131.9 million.

Financing activities

Net cash used in financing activities in 2022 was RMB13.6 million (US$2.0 million), primarily due to repurchase of ordinary shares of RMB15.1 million (US$2.2 million).

Net cash used in financing activities in 2021 was RMB216.7 million, primarily due to repurchase of ordinary shares of RMB217.7 million.

Net cash used in financing activities in 2020 was RMB5.8 million, primarily due to repayment of short-term borrowing of RMB6.5 million.

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and purchase obligations.

Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, and micro-finance license. Our capital expenditures were RMB37.0 million in 2020, RMB45.1 million in 2021 and RMB15.7 million (US$2.3 million) in 2022. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our headquarters’ lease agreement ending in April 2024. The lease payment and related property management fee for this agreement is expected to be RMB53.6 million in 2023 and RMB17.9 million in 2024.

Purchase obligations primarily consist of minimum commitments for imported equipment from Wuhan Miracle. As of December 31, 2022, such purchase commitments, which do not qualify for recognition on the Consolidated Balance Sheets, amount to RMB2.0 million (US$296.8 thousand), of which is due by 2022. These amounts represent the non-cancelable portion of agreements. For those agreements with variable terms, we do not estimate the non-cancelable obligation beyond any minimum quantities and/or pricing as of December 31, 2022.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

So-Young International Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in mainland China, consolidated variable interest entities and their subsidiaries. As a result, So-Young International Inc.’s ability to pay dividends depends upon dividends paid by our subsidiary in mainland China. If our existing subsidiary in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. Under laws of mainland China, each of our subsidiary and consolidated variable interest entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of their after-tax profits based on accounting standards in mainland China to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the consolidated variable interest entities may allocate a portion of their after-tax profits based on accounting standards in mainland China to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our subsidiary in mainland China has not paid dividends but our WFOE generated accumulated profits after meeting the requirements for statutory reserve funds in 2021.

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

Projected revenue and projected operating result. These projections are derived using our internal business plan forecasts that are updated at least annually and reviewed by our Board of Directors. The internal business plan forecasts were developed considering the market data, selling plan and industry research.

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

Sensitivity Analysis. In 2021, we fully impaired the goodwill of RMB48.5 million and intangible assets of RMB17.4 million related to our one reporting unit after the assessment. As a measure of sensitivity, for an increase or decrease of 100 basis points to discount rate or increase or decrease of 10% to the other assumptions, no material effects are identified or any other outcomes that are reasonably likely to occur. In 2022, we determined that the estimated fair value of the Wuhan Miracle reporting unit exceeded its carrying value after the assessment, therefore, no impairment was recorded. As a measure of sensitivity, for an increase or decrease of 100 basis points to discount rate or increase or decrease of 10% to the other assumptions, no material effects are identified or any other outcomes that are reasonably likely to occur.

Useful lives of Intangible Assets

Our intangible assets are amortized using the straight-line method over the estimated useful lives of the assets. Key elements considered in the determination of the useful lives of the intangible assets are the changes to ongoing business operations, changes in the planned use and utilization of assets, or technological advancements. Amortization expenses of RMB4.8 million, RMB15.0 million and RMB25.4 million were recorded in the consolidated statements of comprehensive income/(loss) for the years ended December 2020, 2021 and 2022, respectively. As a measure of sensitivity, for 10% decrease to the useful lives of all intangible assets for the year ended December 31, 2022, we would have recorded an additional amortization expense of approximately RMB2.8 million.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xing Jin	43	Co-Founder, Chairman, Chief Executive Officer and interim Chief Financial Officer
Min Yu	39	Director
Haipeng Zhang	51	Director
Charles Zhaoxuan Yang	39	Independent Director
Chao He	64	Independent Director
Harry Jiannan Wang	44	Independent Director
Xuejian Li	41	Director
Rui Cai	39	Chief Operating Officer
Xiaodong Ying	43	Chief Growth Officer
Nan Huang	40	Chief HR Officer

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

Mr. Min Yu has served as our director since May 2019. He served as our chief financial officer from October 2018 to October 2022. Prior to joining us, Mr. Yu served as the chief financial officer of EasyPnP Inc. from 2017 to 2018, and as the chief financial officer of 500.com Limited (NYSE: WBAI), an online sport lottery service provider in China, from 2014 to 2017. Mr. Yu also served as a vice president at the Hong Kong office of Deutsche Bank AG from 2010 to 2014 and worked at the Shanghai and Hong Kong office of Macquarie Capital Advisor from 2007 to 2010. Mr. Yu received a bachelor’s degree in finance and accounting from the University of Melbourne in 2007.

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

Mr. Xuejian Li has served as our director since September 2021. He served as our chief technology officer from May 2015 to October 2022. Prior to joining us, Mr. Li served as the technology manager for Baidu (Nasdaq: BIDU) from 2010 to 2015 and was in charge of the development of Baidu’s mobile apps, websites and other platforms. Prior to 2010, Mr. Li served as a senior technology manager for Beijing Lianzhong Interactive Network Inc., a developer and operator of online card and board games from 2008 to 2009, and was a research and development engineer at Yahoo China from 2007 to 2008. Mr. Li received a bachelor’s degree in computer science from Dalian University of Technology in 2004 and a master’s degree in computer science from Beihang University in 2007.

Mr. Rui Cai has served as our chief operating officer since September 2022. Mr. Cai served as our vice president of commercial products from March 2020 to September 2022. Prior to joining us, Mr. Cai served as a senior director at Autohome from 2016 to 2020. Prior to 2016, Mr. Cai was the director of commercial platform at Opera China from 2014 to 2016, the CEO of Taoyun Technology from 2013 to 2014, an advertising product director at Shanda Online from 2011 to 2013, a product director at Casee Wireless from 2006 to 2010, and was a product manager at Linktone Ltd. from 2004 to 2006. Mr. Cai received a bachelor’s degree in design from Beijing Science Technology and Management University in 2004 and a master’s degree in software engineering from Nanjing University in 2017.

Mr. Xiaodong Ying has served as our chief growth officer since September 2022. He served as our senior vice president of supply chain from May 2021 to September 2022. Prior to joining us, Mr. Ying served as director of commercial product team, director of technology commercial team, and general manager of medical aesthetics department at Baidu from 2010 to 2021. From 2002 to 2010, he was responsible for sales related work in media companies, such as China Software Development Network, eNet and 21 Economic News. Mr. Ying received a bachelor’s degree from Zhejiang University.

Mr. Nan Huang has served as our chief HR officer since September 2022. He served as our senior vice president of human resources from December 2021 to September 2022. Prior to joining us, Mr. Huang served as a HR VP in Missfresh Inc. from 2019 to 2021. From 2013 to 2019, he worked in Wanda Group and Longfor Group, both as a senior HR director. From 2005 to 2013, he was a consulting professional in global consulting firms, including Ernst & Young, Mercer, etc. Mr. Huang received a bachelor's degree in economics from Fudan University in 2005 and an EMBA degree from CEIBS in 2019.

B.         Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB9.5 million (US$1.4 million) in cash to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Our subsidiary in mainland China and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

Second Amended and Restated 2018 Share Plan

Our board of directors approved a Second Amended and Restated 2018 Share Plan, or the 2018 Plan, in March 2019 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The 2018 Plan supersedes all of our previously adopted share incentive plans. Under the 2018 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the 2018 Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is 8,084,332 Class A ordinary shares as of January 1, 2023. As of February 28, 2023, awards to purchase 770,152 ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Plan was 736,307 as of February 28, 2023.

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

2021 Share Incentive Plan

Our board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards shall initially be 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of this Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by our board of directors. As of February 28, 2023, 880,345 awards have been granted and outstanding under the 2021 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2021 Plan was 3,318,443 as of February 28, 2023.

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

2023 Share Incentive Plan

Our board of directors approved the 2023 Share Incentive Plan, or the 2023 Plan, in February 2023 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2023 Plan, the maximum aggregate number of shares available for granting of awards shall be 3,000,000 Class A ordinary shares (including those represented by ADSs). We had not issued any awards under the 2023 Plan as of February 28, 2023.

The following paragraphs describe the principal terms of the 2023 Plan.

Types of awards. The 2023 Plan permits the awards of options, restricted shares, restricted share units or other types of award approved by the Committee granted to a participant pursuant to the 2023 Plan.

Plan administration. Our board of directors or one or more committees (as may be established by our board of directors) will administer the 2023 Plan. Our board of directors or the committees, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award agreement. Awards granted under the 2023 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to the employees, consultants and directors, as determined by the plan administrator.

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

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2023 Plan or the corresponding award agreements, such as transfers by will or the laws of descent and distribution.

Termination and amendment of the 2023 Plan. Unless terminated earlier or extended pursuant to its terms, the 2023 Plan has a term of ten years. Our board of directors has the authority to terminate, amend or modify the 2023 Plan. However, no termination, amendment or modification of the 2023 Plan may adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

The following table summarizes, as of February 28, 2023, the outstanding options that have been granted under the 2018 Plan and the 2021 Plan to several of our directors and executive officers, excluding awards that were exercised, forfeited or cancelled after the relevant grant dates. We had not issued any awards under the 2023 Plan as of February 28, 2023.

	Ordinary Shares	Exercise Price
Name	Underlying Options	(US$/Share)	Date of Grant	Date of Expiration
Xuejian Li	*	$0.10	July 1, 2021	June 30, 2031
Rui Cai	*	$0.10	April 1, 2020,	March 31, 2030,
			October 1, 2021,	September 30, 2031,
			November 1, 2022	October 31, 2032
Nan Huang	*	$0.10	January 25, 2022,	January 24, 2032,
			November 1, 2022,	October 31, 2032,
			February 20, 2023	February 19, 2033
Xiaodong Ying	*	$0.10	August 16, 2021,	August 15, 2031,
			November 1, 2022	October 31, 2032
Total	600,360

Note:

*    Less than one percent of our total outstanding shares.

As of February 28, 2023, other employees as a group held outstanding options to purchase 1,050,137 Class A ordinary shares of our company, at a weighted average exercise price of US$0.1 per share.

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

Committees of the Board of Directors

We have established three committees under the board of directors. The three regular committees are: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

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

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	0	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D.         Employees

We had a total of 1,573 and 2,085 employees as of December 31, 2022 and 2021, respectively. The following table gives a breakdown of our employees as of December 31, 2022, by function:

Function	Number of Employees
Platform operation and customer services	330
Equipment manufacture	65
Sales and marketing	537
General and administrative	254
Research and development	387
Total	1,573

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under laws of mainland China to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. To date, we have not experienced any significant labor disputes. None of our employees are represented by labor unions.

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of each class of our voting securities.

The calculations in the table below are based on 78,138,377 ordinary shares outstanding as of February 28, 2023, including 66,138,377 Class A ordinary shares and 12,000,000 Class B ordinary shares outstanding.

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

	Ordinary Shares Beneficially Owned
				% of
	Class A	Class B	% of total	aggregate
	ordinary	ordinary	ordinary	voting
	shares	shares	shares	power†
Directors and Executive Officers**:
Xing Jin(1)	844,615	12,000,000	16.4%	84.7%
Min Yu	*	—	*	*
Haipeng Zhang	—	—	—	—
Charles Zhaoxuan Yang	—	—	—	—
Chao He	—	—	—	—
Harry Jiannan Wang	*	—	*	*
Xuejian Li	*	—	*	*
Rui Cai	*	—	*	*
Xiaodong Ying	*	—	*	*
Nan Huang	*	—	*	*
All Directors and Executive Officers as a Group	2,547,759	12,000,000	18.5%	85.0%

Principal Shareholders:
Beauty & Health Holdings Limited(1)	—	12,000,000	15.4%	84.5%
Matrix Partners China III Hong Kong Limited(2)	11,850,059	—	15.2%	2.8%
Orchid Asia entities(3)	10,646,534	—	13.6%	2.5%
Trustbridge Partners V, L.P.(4)	8,237,774	—	10.5%	1.9%

Notes:

*    Less than 1% of our total outstanding ordinary shares

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

(1)	Represents 844,615 Class A ordinary shares directly held by Mr. Xing Jin and 12,000,000 Class B ordinary shares held by Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands. Beauty & Health Holdings Limited is controlled by Xing Jin through a trust and of which Mr. Jin and his family members are the beneficiaries. The registered address of Beauty & Health Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents 15,405,068 ADSs and 7 Class A ordinary shares held by Matrix Partners China III Hong Kong Limited, a company incorporated in Hong Kong, as reported on the Schedule 13G filed by Matrix Partners China III Hong Kong Limited and affiliated parties on February 14, 2022. The registered office address of Matrix Partners China III Hong Kong Limited is UNIT 1003, 10/F., TOWER 2, SILVERCORD 30 CANTON ROAD, TSIM SHA TSUI KOWLOON, HONG KONG. Matrix Partners China III Hong Kong Limited is held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P.. Both Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. are managed by Matrix China III GP, Ltd.. Timothy A. Barrows, David Ying Zhang, David Su and Yibo Shao are directors of Matrix China III GP, Ltd. and are deemed to have shared voting and investment power over the shares held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P.. The registered office address of Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(3)	Represents approximately 10,646,534 Class A ordinary shares that are equivalent to 13,840,494 ADSs held by Orchid Asia Entities, defined as the reporting persons of the Schedule 13D/A filed by Absolute Fortune Limited and affiliated parties on August 31, 2020. Pursuant to the Schedule 13D/A, Class A ordinary shares and/or ADSs that are equivalent to 2,616,027 ADSs were held by Absolute Fortune Limited, Class A ordinary shares and/or ADSs that are equivalent to 4,029,756 ADSs were held by Golden Horizon Limited, Class A ordinary shares and/or ADSs that are equivalent to 10,457,540 ADSs were held by Orchid Asia VII, L.P., and Class A ordinary shares and/or ADS that are equivalent to 766,927 ADSs were held by Orchid Asia VII Co-Investment, Limited. Each of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is a Cayman Islands limited company. Pursuant to the Schedule 13D/A, each of AREO Holdings Limited and Ms. Lam Lai Ming may be deemed to beneficially own an aggregate of Class A ordinary shares/ADS that are equivalent to 13,840,494 ADS held by Orchid Asia entities. The address of principal business office of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is c/o Vistra (Cayman) Limited P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Orchid Asia VII, L.P. is exempted limited partnership formed under the laws of the Cayman Islands. The address of principal business office of Orchid Asia VII, L.P. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(4)	Represents 8,237,774 Class A ordinary shares held by Trustbridge Partners V, L.P., a Cayman Islands limited partnership, including 3,067,873 ADSs, based on the Schedule 13G filed by TB Alternative Assets Ltd on February 8, 2023. Trustbridge Partners V, L.P. is managed by TB Alternative Assets Ltd. The business address of TB Alternative Assets Ltd is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104.

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

To our knowledge, as of February 28, 2023, 56,763,520 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

F.Disclosure of Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Transactions with Beijing Mevos

We have acquired a 11.11% interest in Beijing Mevos Management Consulting Company Limited, or Beijing Mevos, since September 2018. We incurred an expense of RMB1.5 million, RMB1.0 million and RMB1.6 million (US$237.3 thousand) to Beijing Mevos in 2020, 2021 and 2022. As of December 31, 2022, Beijing Mevos had nil amounts due to us and we had nil due to Beijing Mevos. We invested RMB5.2 million in 2018 in Beijing Mevos.

Transactions with Beijing Yicai

We have acquired a 35% interest in Beijing Yicai Health Management Consulting Co., Ltd., or Beijing Yicai, since 2019. We provided information and rental services to Beijing Yicai in the amount of RMB867.9 thousand, nil and nil in 2020, 2021 and 2022, respectively. We offered loan to Beijing Yicai in the amount of RMB2.0 million in 2021. As of December 31, 2021, Beijing Yicai had RMB360.0 thousand due to us, which we fully impaired in 2021. We had nil due to Beijing Yicai as of December 31, 2022. We invested RMB17.5 million in 2019 and further invested RMB0.4 million in 2021 in Beijing Yicai.

Transactions with Mr. Haipeng Zhang

Haipeng Zhang became our director in the fourth quarter of 2019. We entered into an agreement with Mr. Zhang with a cash consideration of RMB1.3 million to engage him as spokesman for brand promotion from September 2019 to April 2020. We have paid in full for the service and recognized advertising expense of RMB613.0 thousand, nil and nil for the year ended December 31, 2020, 2021, and 2022, respectively.

Transactions with Chengdu Zhisu

We have acquired a 16% interest in Chengdu Zhisu Medical Management Company Limited, or Chengdu Zhisu, since 2018. We provided information and reservation services to Chengdu Zhisu in the amount of RMB4.0 million, RMB2.9 million and RMB1.2 million (US$177.6 thousand) in 2020, 2021 and 2022, respectively. As of December 31, 2022, Chengdu Zhisu had RMB823.0 thousand (US$119.3 thousand) due to us, of which RMB500.0 thousand was impaired in 2021 and we had RMB24.8 thousand (US$3.5 thousand) due to Chengdu Zhisu. We invested RMB4.0 million in 2018 and further invested RMB4.3 million in 2019 in Chengdu Zhisu.

Transactions with Xingying

We acquired a 10% interest in Shanghai Xingying Medical Technology Co., Ltd., or Xingying in 2016. We provided information and reservation services to Xingying in the amount of RMB1.1 million, RMB1.8 million and RMB835.5 thousand (US$121.1 thousand) in 2020, 2021 and 2022, respectively. As of December 31, 2022, Xingying had nil due to us, and we had RMB128.4 thousand (US$18.6 thousand) due to Xingying. We invested RMB4.0 million in 2016 in Xingying.

Transactions with Beijing Sharing New Medical

We acquired a 49% interest in Beijing Sharing New Medical Technology Co., Ltd. in October 2019. We offered loan to Beijing Sharing New Medical in the amount of RMB16.9 million, RMB13.7 million and RMB18.1 million (US$2.6 million) and Beijing Sharing New Medical repaid RMB9.7 million, RMB7.2 million and nil in 2020, 2021 and 2022, respectively, related loan interest for the year 2020, 2021 and 2022 was RMB234.0 thousand, RMB103.1 thousand and RMB1.1 million (US$166.4 thousand). As of December 31, 2022, Sharing New Medical had RMB33.0 million (US$4.8 million) due to us. We invested RMB13.5 million in 2019 and further invested RMB7.6 million in 2021 in Beijing Sharing New Medical.

Transactions with Beijing Souyang

We acquired a 77% interest in Beijing Souyang Management Consulting Co., Ltd., or Beijing Souyang in 2021. We incurred an expense of RMB582.0 thousand (US$84.4 thousand) to Beijing Souyang in 2022 for consulting services. As of December 31, 2022, we had RMB41.6 thousand (US$5.9 thousand) due to Beijing Souyang. We invested RMB5.0 million in 2021 in Beijing Souyang.

Transactions with Future Light

We acquired Wuhan Miracle in July 2021 and Wuhan Future Light Property Service Co., Ltd., or Future Light is controlled by direct relatives of Wuhan Miracle’s actual controller. Future Light provided rental service to Wuhan Miracle in the amount of RMB605.7 thousand in 2021 and RMB1.3 million (US$195.4 thousand) in 2022. As of December 31, 2022, Future Light had RMB35.0 thousand (US$5.1 thousand) due to us, and we had nil due to Future Light.

Transactions with Yinchuxing

We acquired Wuhan Miracle in July 2021 and Wuhan Yinchuxing Technology Development Co., Ltd. or Yinchuxing is controlled by direct relatives of Wuhan Miracle’s actual controller. Yinchuxing provided rental service to Wuhan Miracle in the amount of RMB406.9 thousand (US$59.0 thousand) in 2022. As of December 31, 2022, Yinchuxing had RMB50.0 thousand (US$7.2 thousand) due to us, and we had nil due to Yinchuxing.

Transactions with Chutian

We acquired Wuhan Miracle in July 2021 and Chutian Laser Group or Chutian is controlled by direct relatives of Wuhan Miracle’s actual controller. Chutian provided rental service to Wuhan Miracle in the amount of RMB113.4 thousand (US$16.4 thousand) in 2022.

Transactions with Ms. Li Lv

We acquired Shanghai Leya Health Technology Co., Ltd (“Leya”) in October 2020 and Ms. Li Lv is the director of Leya. We have entered into the share transfer agreement with Ms. Lv to sell all our equity interest in Leya and discharge Leya of all debts owed to us for an aggregate consideration of RMB5.7 million (US$826.4 thousand). As of December 31, 2022, the transaction was not completed, Ms. Lv had nil due to us, and we had RMB5.7 million (US$826.4 thousand) due to Ms. Lv.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. Regulations of mainland China may restrict the ability of our subsidiaries in mainland China to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distributions.”

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

D.          Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

E.           Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of CM Law Firm, our PRC legal counsel as to laws of mainland China.

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

Taxation in Mainland China

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by an enterprise in mainland China is located in mainland China. Although this circular only applies to offshore enterprises controlled by enterprises or enterprise groups in mainland China, not those controlled by individuals in mainland China or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by an enterprise or enterprise group in mainland China will be regarded as a tax resident in mainland China by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that So-Young International Inc. is not a resident enterprise in mainland China for PRC tax purposes. So-Young International Inc. is not controlled by an enterprise or enterprise group in mainland China and we do not believe that So-Young International Inc. meets all of the conditions above. So-Young International Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a “resident enterprise” in mainland China by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that So-Young International Inc. is a resident enterprise in mainland China for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. It is unclear whether our shareholders that are not individuals in mainland China (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such shareholders that are not individuals in mainland China in the event we are determined to be a resident enterprise in mainland China. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether shareholders of So-Young International Inc. that are non-resident in mainland China would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that So-Young International Inc. is treated as a resident enterprise in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a resident enterprise in mainland China for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our shareholders that are non-resident in mainland China or ADS holders.”

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

Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise in mainland China under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and the ADSs are expected to be readily tradable. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a resident enterprise in mainland China under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Sale or Other Disposition

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

As described in “Item 10. Additional Information—E. Taxation—Taxation in Mainland China,” if we are deemed to be a resident enterprise in mainland China under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as source income from mainland China under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

J.             Annual Report to Security Holders

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

As of December 31, 2022, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB551.9 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in a decrease of US$7.9 million in cash, cash equivalents and restricted cash. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in an increase of US$7.9 million in cash, cash equivalents and restricted cash.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

The fees and charges holders of our ADSs may be required to pay may vary over time and may be changed by us and by the depositary bank

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2022, we received nil from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from May 1, 2019, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2022, we utilized US$164.1 million of the net proceeds from our initial public offering in strategic investments and acquisition, and share repurchase. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in technology and research and development and enhance our content offering, and for brand promotion and user acquisition efforts and horizontal and vertical business expansions, and for general corporate purposes and working capital needs and potential strategic investments and acquisitions.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and interim Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2022. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2021	2022

	(in thousands of RMB)
Audit fees(1)	12,121	12,600
Tax fees(2)	784	1,712
Other fees(3)	850	140

Notes:

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, and tax advice.
(3)	“Other fees” represent the aggregate fees incurred in each of the fiscal years listed for services rendered by our principal auditors excluding services reported under “Audit fees” and “Tax fees”.

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us in 2022 under the 2022 Share Repurchase Program. All shares were repurchased in the open market pursuant to our 2022 Share Repurchase Program. We did not make any repurchase under our 2021 Share Repurchase Program in 2022.

				Maximum Dollar
			Total Number of	Value of ADSs that
			ADSs Purchased as	May Yet be
	Total Number of	Average Price Paid	Part of Publicly	Purchased Under
Period	ADSs Purchased	per ADS (US$)	Announced Plan	the Plan
November 18, 2022 to November 30, 2022	183,380	0.70	183,380	14,871,039
December 1, 2022 to December 31, 2022	1,869,287	1.09	1,869,287	12,835,088
Total	2,052,667	1.05	2,052,667	12,835,088

Notes:

●	On May 7, 2021, our board of directors authorized a share repurchase program (“the 2021 Share Repurchase Program”), pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$70 million during the 12-month period effective from May 7, 2021. The 2021 Share Repurchase Program expired on May 6, 2022. We did not make any repurchase under our 2021 Share Repurchase Program in 2022.

●	On November 18, 2022, our board of directors authorized a share repurchase program (“the 2022 Share Repurchase Program”) under which the we are authorized to repurchase up to an aggregate value of US$15 million of our shares (including in the form of ADS) during the 12-month period beginning from November 18, 2022. On January 3, 2023, our board of directors has authorized an adjustment to the Company’s previously adopted 2022 Share Repurchase Program, increasing the aggregate value of shares (including in the form of ADS) that we are authorized to repurchase under the program from US$15 million to US$25 million to demonstrate our confidence in long-term prospects. The 2022 Share Repurchase Program is effective for a 12-month period beginning from November 18, 2022.

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

For example, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2022.

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

In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices and did not seek shareholder approval for the adoption of our 2021 Share Incentive Plan or the adoption of our 2023 Share Incentive Plan.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, So-Young International Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

To our knowledge, no governmental entities in the Cayman Islands own shares of So-Young International Inc., and no governmental entities in China own shares of any of the VIEs or subsidiaries in China, as of the date of this annual report.

The governmental entities in China does not have a controlling financial interest in our company or any of the VIEs or subsidiaries as of the date of this annual report.

None of the members of the board of directors of our company or our operating entities, including the consolidated variable interest entities, is an official of the Chinese Communist Party as of the date of this annual report.

None of the currently effective memorandum and articles of association (or equivalent organizing document) of our company and our subsidiaries or the consolidated variable interest entities and their subsidiaries contains any charter of the Chinese Communist Party.

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

2.5	Description of securities (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on April 27, 2020 (File No. 001-38878))
4.1	Second Amended and Restated 2018 Share Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))
4.2	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Form 20-F filed on April 30, 2021 (File No. 001-38878))
4.3	2023 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Form 6-K filed on February 3, 2023 (File No. 001-38878))
4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))
4.6	Form of Director Service Agreement between the Registrant and its independent directors (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))
4.7

English translation of the executed form of the power of attorney among Beijing Wanwei and shareholders of Beijing So-Young, as currently in effect, and a schedule of all executed shareholders’ power of attorney adopting the same form (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

Exhibit Number	Description of Document
4.8

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Xing Jin and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.9

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Hui Shao and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.10

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Tao Yu and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.11

English translation of the executed exclusive business cooperation agreement among Beijing Wanwei and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.12

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Xing Jin and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.13

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Hui Shao and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.14

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Tao Yu and Beijing So-Young dated November 1, 2018, as currently in effect (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.15

English translation of the executed form of spousal consent letter by the spouses of shareholders of Beijing So-Young, as currently in effect, and a schedule of all spousal consent letters adopting the same form (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))

4.16

English translation of the executed form of the power of attorney among Beijing Wanwei and shareholders of Beijing Chiyan, as currently in effect, and a schedule of all executed shareholders’ power of attorney adopting the same form (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on April 27, 2020 (File No. 001-38878))

4.17

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Xing Jin and Beijing Chiyan dated September 4, 2019, as currently in effect (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 27, 2020 (File No. 001-38878))

4.18

English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Tao Yu and Beijing Chiyan dated September 4, 2019, as currently in effect (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 27, 2020 (File No. 001-38878))

4.19

English translation of the executed exclusive business cooperation agreement among Beijing Wanwei and Beijing Chiyan dated September 4, 2019, as currently in effect (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 27, 2020 (File No. 001-38878))

4.20

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Xing Jin and Beijing Chiyan dated September 4, 2019, as currently in effect (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 27, 2020 (File No. 001-38878))

Exhibit Number	Description of Document
4.21

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Tao Yu and Beijing Chiyan dated September 4, 2019, as currently in effect (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 27, 2020 (File No. 001-38878))

4.22

English translation of the executed form of spousal consent letter by the spouses of shareholders of Beijing Chiyan, as currently in effect, and a schedule of all spousal consent letters adopting the same form (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on April 27, 2020 (File No. 001-38878))

4.23

English translation of the Equity Transfer Agreement among Beijing So-Young Technology Co., Ltd., Wuhan Zeqi Technology Co., Ltd., and other parties named therein dated June 27, 2021 (incorporated herein by reference to Exhibit 4.22 to the Form 20-F filed on May 2, 2022 (File No. 001-38878)

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

So-Young International Inc.

	By:	/s/ Xing Jin
		Name:	Xing Jin
		Title:	Chairman of the Board of Directors
Date: April 25, 2023			and Chief Executive Officer

SO-YOUNG INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of So-Young International Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of So-Young International Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for allowance for credit losses in 2020.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Assessment for Impairment of Goodwill – Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”) Reporting Unit

As described in Notes 2(n) and 7 to the consolidated financial statements, the Company's goodwill balance was RMB541 million as of December 31, 2022, and the goodwill balance attributable to the Wuhan Miracle reporting unit was RMB540 million. Management conducts an impairment test as of December 31 of each year, or more frequently if events or changes in circumstances indicate that it may be impaired. The quantitative goodwill impairment test compares the fair value of the reporting unit with its carrying value, which included the carrying value of the goodwill. Fair value of Wuhan Miracle reporting unit as of December 31, 2022 is estimated by management using a discounted cash flow model. Management's cash flow projections for the Wuhan Miracle reporting unit included significant judgments and assumptions related to the projected revenue, projected operating results, and the discount rate. Based on the goodwill impairment test, management determined that the estimated fair value of the Wuhan Miracle reporting unit exceeded its carrying value and, therefore, no impairment was recorded in the year ended December 31, 2022.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Wuhan Miracle reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the projected revenue, projected operating results, and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over management's valuation of fair value of Wuhan Miracle reporting unit, and controls over the development of the significant assumptions used for the valuation. These procedures also included, among others, testing management’s process to estimate the fair value of Wuhan Miracle reporting unit. The testing of management’s process included (i) evaluating the appropriateness of the valuation method used; (ii) testing the completeness and accuracy of underlying data used in the valuation; and (iii) evaluating the reasonableness of the significant assumptions related to projected revenue and projected operating results, which involved considering the past performance of Wuhan Miracle and certain market data. Professionals with specialized skill and knowledge were used to assist in the evaluation of management's valuation method and significant assumption related to the discount rate.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 25, 2023

We have served as the Company’s auditor since 2018.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	1,331,968	694,420	100,681
Restricted cash and term deposits	15,119	14,908	2,161
Trade receivables	54,829	36,006	5,220
Inventories, net	91,812	120,480	17,468
Receivables from online payment platforms	18,864	14,787	2,144
Amounts due from related parties	14,038	33,382	4,840
Term deposits and short-term investments	408,946	875,955	127,002
Prepayment and other current assets	91,842	126,889	18,397
Total current assets	2,027,418	1,916,827	277,913
Non-current assets:
Long-term investments	252,500	227,959	33,051
Intangible assets	193,955	169,280	24,543
Goodwill	540,693	540,693	78,393
Property and equipment, net	124,576	116,184	16,845
Deferred tax assets	47,520	64,739	9,386
Operating lease right-of-use assets	95,609	62,898	9,119
Other non-current assets	48,097	99,293	14,396
Total non-current assets	1,302,950	1,281,046	185,733
Total assets	3,330,368	3,197,873	463,646

Liabilities

Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB406,691 and RMB381,235 as of December 31, 2021 and 2022, respectively):

Taxes payable	48,571	74,580	10,813
Contract liabilities	139,155	110,159	15,972
Salary and welfare payables	103,624	72,532	10,516
Amounts due to related parties	681	5,895	855
Accrued expenses and other current liabilities	376,841	224,589	32,561
Operating lease liabilities-current	43,529	50,285	7,291
Total current liabilities	712,401	538,040	78,008

Non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB46,821 and RMB17,880 as of December 31, 2021 and 2022, respectively):

Operating lease liabilities-non current	62,356	20,972	3,041
Deferred tax liabilities	38,577	30,993	4,494
Total non-current liabilities	100,933	51,965	7,535
Total liabilities	813,334	590,005	85,543
Commitments and Contingencies (see Note 19)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(e)
Shareholders’ equity
Treasury stock	(217,712)	(232,835)	(33,758)
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2021 and 2022; 71,736,059 and 69,092,367 shares issued and outstanding as of December 31, 2021; 73,065,987 and 68,843,320 shares issued and outstanding as of December 31, 2022, respectively)	230	236	33
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2021 and 2022; 12,000,000 shares issued and outstanding as of December 31, 2021 and 2022)	37	37	5
Additional paid-in capital	2,999,562	3,043,971	441,334
Statutory reserves	20,331	29,027	4,209
Accumulated deficit	(272,368)	(346,618)	(50,255)
Accumulated other comprehensive (loss)/income	(83,891)	4,107	595
Total So-Young International Inc. shareholders’ equity	2,446,189	2,497,925	362,163

Non-controlling interests	70,845	109,943	15,940

Total shareholders’ equity	2,517,034	2,607,868	378,103

Total liabilities and shareholders' equity	3,330,368	3,197,873	463,646

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)

Revenues:
Information services and others	962,089	1,304,455	888,475	128,817
Reservation services	332,899	276,052	128,668	18,655
Sales of equipment and maintenance services	—	111,956	240,731	34,903
Total revenues	1,294,988	1,692,463	1,257,874	182,375
Cost of revenues	(212,206)	(327,889)	(393,292)	(57,022)
Gross profit	1,082,782	1,364,574	864,582	125,353
Operating expenses:
Sales and marketing expenses	(726,297)	(792,484)	(472,092)	(68,448)
General and administrative expenses	(183,987)	(252,214)	(260,208)	(37,727)
Research and development expenses	(229,192)	(286,567)	(235,087)	(34,084)
Impairment of goodwill and intangible assets	—	(65,879)	—	—
Total operating expenses	(1,139,476)	(1,397,144)	(967,387)	(140,259)
Loss from operations	(56,694)	(32,570)	(102,805)	(14,906)
Other income/(expenses):
Investment income, net	13,599	8,931	4,264	618
Interest income	39,669	19,328	28,883	4,188
Exchange losses	(1,118)	(4,766)	(492)	(71)
Impairment of long-term investment	—	(17,850)	(7,945)	(1,152)
Share of losses of equity method investee	(4,279)	(1,522)	(17,223)	(2,497)
Others, net	8,916	12,044	8,246	1,196
Income/(loss) before tax	93	(16,405)	(87,072)	(12,624)
Income tax benefits/(expenses)	4,784	(21,231)	20,965	3,040
Net income/(loss)	4,877	(37,636)	(66,107)	(9,584)
Net loss attributable to non-controlling interests	930	29,265	553	80
Net income/(loss) attributable to So-Young International Inc.	5,807	(8,371)	(65,554)	(9,504)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)

Net income/(loss)	4,877	(37,636)	(66,107)	(9,584)
Other comprehensive (loss)/income:
Foreign currency translation adjustment	(144,225)	(31,399)	87,998	12,759
Total other comprehensive (loss)/income	(144,225)	(31,399)	87,998	12,759

Total comprehensive (loss)/income:	(139,348)	(69,035)	21,891	3,175
Comprehensive loss attributable to non-controlling interests	930	29,265	553	80
Comprehensive (loss)/income attributable to So-Young International Inc.	(138,418)	(39,770)	22,444	3,255

Net earnings/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to So-Young International Inc. - basic	0.07	(0.10)	(0.79)	(0.11)
Net earnings/(loss) per ordinary share attributable to So-Young International Inc. - diluted	0.07	(0.10)	(0.79)	(0.11)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	81,534,991	81,680,504	82,665,269	82,665,269
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	83,781,406	81,680,504	82,665,269	82,665,269

Net earnings/(loss) per ADS
Net earnings/(loss) per ADS attributable to So-Young International Inc. - basic (13 ADS represents 10 Class A ordinary shares)	0.05	(0.08)	(0.61)	(0.09)
Net earnings/(loss) per ADS attributable to So-Young International Inc. - diluted (13 ADS represents 10 Class A ordinary shares)	0.05	(0.08)	(0.61)	(0.09)

Share-based compensation expenses included in:
Cost of revenues	(18,327)	(18,768)	(8,282)	(1,201)
Sales and marketing expenses	(6,711)	(9,808)	(6,781)	(983)
General and administrative expenses	(46,001)	(56,705)	(19,021)	(2,758)
Research and development expenses	(21,131)	(20,869)	(9,252)	(1,341)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The accompanying notes are an integral part of the consolidated financial statements

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

											Total
											shareholders’
											equity
											attributable
										Accumulated	to
										other	shareholders
	Class A		Class B				Additional	Accumulated	Statutory	comprehensive	of the	Non-controlling	Total
	ordinary shares		ordinary shares		Treasury stock		paid-in capital	deficit	reserves	income/(loss)	Company	interests	equity
		Amount		Amount		Amount
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	68,621,718	221	12,000,000	37	—	—	2,799,336	(259,251)	10,562	91,733	2,642,638	—	2,642,638
Net income attributable to So-Young International Inc.	—	—	—	—	—	—	—	5,807	—	—	5,807	—	5,807
Impact of adoption of credit loss guidance	—	—	—	—	—	—	—	(784)	—	—	(784)	—	(784)
Share-based compensation expenses	—	—	—	—	—	—	92,170	—	—	—	92,170	—	92,170
Issuance of Class A ordinary shares from exercise of share options (see Note 17)	1,090,441	3	—	—	—	—	762	—	—	—	765	—	765
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(144,225)	(144,225)	—	(144,225)
Balance as of December 31, 2020	69,712,159	224	12,000,000	37	—	—	2,892,268	(254,228)	10,562	(52,492)	2,596,371	—	2,596,371
Net loss attributable to So-Young International Inc.	—	—	—	—	—	—	—	(8,371)	—	—	(8,371)	—	(8,371)
Acquisition of subsidiary (see Note 6)	—	—	—	—	—	—	—	—	—	—	—	76,905	76,905
Statutory reserves	—	—	—	—	—	—	—	(9,769)	9,769	—	—	—	—
Repurchase of Class A ordinary shares	—	—	—	—	(2,643,692)	(217,712)	—	—	—	—	(217,712)	—	(217,712)
Share-based compensation expenses	—	—	—	—	—	—	106,150	—	—	—	106,150	—	106,150
Issuance of Class A ordinary shares from exercise of share options (see Note 17)	1,773,900	6	—	—	—	—	1,144	—	—	—	1,150	—	1,150
Reclassification of non-controlling interests in mezzanine equity and net loss attributable to non-controlling interest shareholders (see Note 6)	—	—	—	—	—	—	—	—	—	—	—	(6,060)	(6,060)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(31,399)	(31,399)	—	(31,399)
Balance as of December 31, 2021	71,486,059	230	12,000,000	37	(2,643,692)	(217,712)	2,999,562	(272,368)	20,331	(83,891)	2,446,189	70,845	2,517,034

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

											Total
											shareholders’
											equity
											attributable
										Accumulated	to
										other	shareholders
	Class A ordinary		Class B ordinary				Additional	Accumulated	Statutory	comprehensive	of the	Non-controlling	Total
	shares		shares		Treasury stock		paid-in capital	deficit	reserves	income/(loss)	Company	interests	equity
		Amount		Amount		Amount
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	71,486,059	230	12,000,000	37	(2,643,692)	(217,712)	2,999,562	(272,368)	20,331	(83,891)	2,446,189	70,845	2,517,034
Net loss	—	—	—	—	—	—	—	(65,554)	—	—	(65,554)	(553)	(66,107)
Statutory reserves	—	—	—	—	—	—	—	(8,696)	8,696	—	—	—	—
Repurchase of Class A ordinary shares	—	—	—	—	(1,578,975)	(15,123)	—	—	—	—	(15,123)	—	(15,123)
Share-based compensation expenses	—	—	—	—	—	—	43,336	—	—	—	43,336	—	43,336
Issuance of Class A ordinary shares from exercise of share options (see Note 17)	1,579,928	6	—	—	—	—	1,073	—	—	—	1,079	—	1,079
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	661	661
Change of the capital from non-controlling interest shareholder (see Note 6)	—	—	—	—	—	—	—	—	—	—	—	38,990	38,990
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	87,998	87,998	—	87,998
Balance as of December 31, 2022	73,065,987	236	12,000,000	37	(4,222,667)	(232,835)	3,043,971	(346,618)	29,027	4,107	2,497,925	109,943	2,607,868

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net income/(loss)	4,877	(37,636)	(66,107)	(9,584)
Depreciation of property and equipment and amortization of intangible assets	14,087	30,081	47,086	6,827
Inventory provision	—	—	(1,681)	(244)
Impairment of amount due from related parties	—	860	—	—
Impairment of long-term investment	—	17,850	7,945	1,152
Impairment of property and equipment	—	—	1,350	196
Impairment of other current assets	—	—	5,421	786
Impairment of goodwill and intangible assets	—	65,879	—	—
Loss on disposal of property and equipment	—	244	5	1
Expected credit losses	6,305	15,498	13,224	1,917
Share-based compensation expenses	92,170	106,150	43,336	6,283
Lease expense to reduce right-of-use assets	31,990	33,668	38,588	5,595
Share of losses of equity method investee	4,279	1,522	17,223	2,497
Exchange losses	1,118	4,766	492	71
Deferred income tax	(21,364)	1,652	(24,803)	(3,596)
Fair value change of short-term investments	(6,374)	8,289	49	7
Changes in operating assets and liabilities:
Trade receivables	(32,596)	14,580	13,564	1,967
Receivables from online payment platforms	(2,753)	(2,682)	4,077	591
Prepayment and other current assets	24,270	(43,991)	(48,259)	(6,997)
Inventories, net	—	7,869	(27,988)	(4,058)
Other non-current assets	(1,694)	(36,968)	(51,340)	(7,444)
Contract liabilities	41,459	(28,306)	(28,996)	(4,204)
Taxes payable	(4,875)	(13,010)	27,243	3,950
Salary and welfare payables	(5,341)	(4,838)	(31,092)	(4,508)
Amounts due to/(from) related parties	5	(307)	3,898	565
Operating lease liabilities	(33,518)	(35,764)	(40,505)	(5,873)
Accrued expenses and other liabilities	67,135	(21,119)	(15,603)	(2,262)
Net cash provided by/(used in) operating activities	179,180	84,287	(112,873)	(16,365)

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(36,962)	(45,056)	(15,707)	(2,277)
Purchase of short-term investments and term deposits	(2,802,999)	(1,919,804)	(1,205,770)	(174,820)
Proceeds from maturities of short-term investments and term deposits	3,131,878	3,052,869	764,785	110,883
Cash paid for long-term investments, including prepayment for new investment	(125,000)	(102,945)	—	—
Proceeds from disposal of property and equipment	10	180	102	15
Acquisition of subsidiaries, net of cash acquired	(40,911)	(636,872)	(97,492)	(14,135)
Loans advanced to related party (see Note 21)	(16,889)	(15,720)	(18,130)	(2,629)
Proceeds from repayment of the loan advanced to related party (see Note 21)	14,718	7,170	—	—
Net cash provided by/(used in) investing activities	123,845	339,822	(572,212)	(82,963)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares	—	(217,712)	(15,123)	(2,193)
Proceeds from capital injection of investee	—	—	661	96
Repayment of short-term borrowing	(6,500)	—	—	—
Proceeds from exercise of share options	696	969	876	127
Net cash used in financing activities	(5,804)	(216,743)	(13,586)	(1,970)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(52,721)	(9,242)	55,862	8,099
Net increase/(decrease) in cash, cash equivalents and restricted cash	244,500	198,124	(642,809)	(93,199)
Cash, cash equivalents and restricted cash at the beginning of the year	901,185	1,145,685	1,343,809	194,834
Cash, cash equivalents and restricted cash at the end of the year	1,145,685	1,343,809	701,000	101,635

Supplemental disclosures of cash flow information:
Cash paid for income taxes	(24,070)	(31,170)	(11,360)	(1,647)

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	1,127,055	1,331,968	694,420	100,681
Restricted cash	18,630	11,841	6,580	954
Total cash, cash equivalents and restricted cash	1,145,685	1,343,809	701,000	101,635

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

As of December 31, 2022, the Company’s major subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

		Percentage of
	Place and year of	direct or indirect
	incorporation or	economic
	year of acquisition	ownership	Principal activities
Subsidiaries
So-Young Hong Kong Limited (“So-Young HK”)	Hong Kong, 2014	100%	Investment holding
So-Young High Tech Korea Co., Ltd.	Korea, 2014	100%	Technology advisory services
Beijing So-Young Wanwei Technology Consulting Co., Ltd. (“So-Young Wanwei”)	the PRC, 2014	100%	Management consulting services
So-Young (China) Network Technology Co., Ltd. (“So-Young China”)	the PRC, 2018	100%	Management consulting services
Wuhan Zeqi Technology Co., Ltd. (“Wuhan Zeqi”)	the PRC, 2021	100%	Investment holding
Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”)	the PRC, 2021	87.60%	Production, sales and agency of equipment
Wuhan Haoweilai Technology Co., Ltd. (“Wuhan Haoweilai”)	the PRC, 2021	87.60%	Production, sales and agency of equipment
Shanghai Jiading Tonghua Micro Finance Co., Ltd. (“Tonghua Micro Finance”)	the PRC, 2021	100%	Micro finance services

VIEs
Beijing So-Young Technology Co., Ltd. (“Beijing So-Young”)	the PRC, 2013	100%	Internet information and technology advisory services
Beijing Chiyan Medical Beauty Consulting Co., Ltd. (“Chiyan Beijing”)	the PRC, 2019	100%	Internet information and technology advisory services

VIE’s Subsidiaries
Beijing So-Young Souyang Investment and Management Co., Ltd.	the PRC, 2016	100%	Management consulting services
Beijing Meifenbao Technology Co., Ltd.	the PRC, 2016	100%	Technology advisory services
Beijing So-Young Qingyang Medical Instrument Co., Ltd.	the PRC, 2017	100%	Sales of medical equipment
Beijing Shengshi Meiyan Culture Co., Ltd.	the PRC, 2018	100%	Internet culture services
Jinbaoxin Shenzhen Insurance Brokers Co., Ltd. (“Jinbaoxin”)	the PRC, 2020	100%	Technology advisory services
Shanghai Leya Health Technology Co., Ltd. (“Leya”)	the PRC, 2020	63.37%	Technology advisory services
Hainan Yixian Daka Technology Co., Ltd. (“Yixian Daka”)	the PRC, 2021	100%	Technology advisory services
Hainan So-Young Medical Technology Co., Ltd	the PRC, 2021	100%	Sales and agency of equipment

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

(b) VIE arrangements between the Company’s PRC subsidiaries

As of December 31, 2022, the Company, through the wholly foreign-owned enterprise (“WFOE”), entered into the following contractual arrangements with the VIEs and its shareholders that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the Company is the ultimate primary beneficiary of the VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

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

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

Exclusive business cooperation agreements.   The VIEs have entered into an exclusive technical development, consultation and service agreement with the WFOE, pursuant to which the WFOE provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIEs to the WFOE. The VIEs have incurred RMB339,623, RMB584,914 and RMB251,739 service fee to the WFOE for the years ended December 31, 2020, 2021 and 2022, respectively.

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

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

There is substantial uncertainty with respect to the final content, interpretation, adoption timeline and effective date of the 2015 Draft FIL and/or the 2018 Draft FEIL. In the event that the Group’s variable interest entity contractual arrangements under which the Group operates its business were not treated as a domestic investment and its operations are classified in the “restricted” or “prohibited” industry in the “negative list” under the 2015 Draft FIL or the 2018 Draft FEIL when officially enacted, the Group might be required to obtain market entry clearance. If the restrictions and prohibitions on FIE included in the Draft FIE Law are enacted and enforced in their current form, the Group’s ability to use the contractual arrangements with its VIEs and the Group’s ability to conduct business through the VIEs could be severely limited. For example, the National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 26, 2019, effective from January 1, 2020. The MOFCOM and the State Administration for Market Regulation jointly issued the Measures for Reporting of Foreign Investment Information on December 30, 2019, effective from January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. The Foreign Investment Law and the Implementation Regulations do not touch the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Implementation Regulations are new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Group’s business, financial condition and results of operations.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (Continued)

The following consolidated financial information of the VIEs and its subsidiaries taken as a whole as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 was included in the consolidated financial statements of the Group. Transactions between the VIEs and its subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2021	2022
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	255,655	170,263
Restricted cash and term deposits	15,119	14,461
Trade receivables	33,817	20,468
Inventories, net	51	9,738
Receivables from online payment platforms	13,476	11,378
Amounts due from Group companies	116,817	125,165
Amounts due from related parties	14,038	33,297
Prepayment and other current assets	75,772	36,126
Total current assets	524,745	420,896

Non-current assets:
Investment in subsidiaries	35,082	34,691
Long-term investments	152,082	134,959
Intangible assets	35,877	31,671
Goodwill	684	684
Property and equipment, net	23,060	24,407
Deferred tax assets	32,554	26,083
Operating lease right-of-use assets	57,512	35,189
Other non-current assets	9,486	12,777
Total non-current assets	346,337	300,461
Total assets	871,082	721,357

Liabilities
Current liabilities:
Taxes payable	35,821	49,301
Contract liabilities	99,427	76,242
Salary and welfare payables	47,702	31,928
Amounts due to Group companies	339,951	244,404
Amounts due to related parties	681	5,895
Accrued expenses and other current liabilities	194,791	186,898
Operating lease liabilities-current	28,269	30,971
Total current liabilities	746,642	625,639

Non-current liabilities:
Operating lease liabilities-non current	39,390	11,507
Deferred tax liabilities	7,431	6,373
Total non-current liabilities	46,821	17,880
Total liabilities	793,463	643,519

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (Continued)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Third-party revenues	1,294,888	1,573,161	992,705
Inter-company revenues	—	358	12,203
Total revenues	1,294,888	1,573,519	1,004,908
Third-party costs	(182,736)	(221,286)	(236,094)
Inter-company costs	(365,678)	(607,016)	(253,929)
Total costs	(548,414)	(828,302)	(490,023)
Total operating expenses	(762,995)	(822,210)	(533,684)
Income /(loss) from non-operations	4,281	(7,557)	(7,288)
Loss before income tax expense	(12,240)	(84,550)	(26,087)
Income tax (expense)/benefits	(11,433)	(23,524)	1,969
Net loss	(23,673)	(108,074)	(24,118)
Net loss attributable to non-controlling interests	930	28,533	2,328
Net loss attributable to So-Young International Inc.	(22,743)	(79,541)	(21,790)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Net cash used in Group companies	(148,574)	(846,063)	(302,028)
Others operating activities	428,307	538,711	278,354
Net cash provided by/(used in) operating activities	279,733	(307,352)	(23,674)
Purchase of short-term investments	(354,235)	(40,000)	(40,500)
Proceeds from maturities of short-term investments	403,000	110,000	36,000
Acquisitions of subsidiaries, net of cash acquired	—	(902)	—
Loans to Group companies	—	(164,000)	(37,000)
Repayments from Group companies	—	82,006	—
Other investing activities	(196,768)	(26,244)	(33,444)
Net cash used in investing activities	(148,003)	(39,140)	(74,944)
Borrowings under loan from Group companies	—	289,903	63,548
Repayments to borrowings under loan from Group companies	—	(68,677)	(56,252)
Other financing activities	(6,500)	—	661
Net cash (used in)/provided by financing activities	(6,500)	221,226	7,957
Net increase/(decrease) in cash, cash equivalents and restricted cash	125,230	(125,266)	(90,661)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB4,547 and RMB4,547 as of December 31, 2021 and 2022, respectively. As the respective VIEs and its subsidiaries are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The VIEs have paid RMB125.1 million, RMB826.5 million and RMB264.0 million of service fee to the WFOE for the years ended December 31, 2020, 2021 and 2022, respectively. There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

Liquidity

The Group had net income of RMB4,877, and net loss of RMB37,636 and RMB66,107 for the years ended December 31, 2020, 2021 and 2022, respectively. Net cash provided by operating activities was RMB179,180 and RMB84,287 for the years ended December 31, 2020 and 2021, respectively, and net cash used in operating activities was RMB112,873 for the year ended December 31, 2022. Accumulated deficit was RMB272,368 and RMB346,618 as of December 31, 2021 and 2022, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing.

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

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022, or at any other rate.

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

See Note 20 Fair Value Measurement for additional information.

(g) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to known amount of cash.

(h) Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets as restricted cash. Restricted cash represents cash received from medical aesthetic service providers and reserved in a bank supervised account for purchasing the services of the Company and the guarantee deposit.

(i) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive income/(loss) during the years presented. The Group’s term deposits were nil and RMB875,955 as of December 31, 2021 and 2022, respectively.

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

The Group’s trade receivables, prepayment and other current assets, other non-current assets, cash and cash equivalents, restricted cash and term deposits are within the scope of ASC Topic 326. The Group’s expected credit loss of cash and cash equivalents, restricted cash and term deposits within the scope of ASC Topic 326 were immaterial.

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

The Group recorded a provision for current expected credit loss. Write-offs charged against the allowance are not material for the years ended December 31, 2021 and 2022, respectively. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Beginning balance	784	7,089	29,210
Allowance arisen from business combination	—	6,623	—
Additional allowance for credit losses, net of recoveries	6,305	15,498	13,224
Ending balance	7,089	29,210	42,434

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

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments-Overall (Subtopic 825-10): “Recognition and Measurement of Financial Assets and Financial Liabilities”, which requires all equity investments to be measured at fair value with changes in the fair value recognized through non-operating income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). Effective January 1, 2018 with the adoption of ASU 2016-01, the Group has elected to use the measurement alternative to account for the equity investments, over which the Company does not have significant influence, or investments in shares that are not ordinary shares or in-substance ordinary shares and that do not have readily determinable fair value, and therefore carries these investments at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment. In addition, the existing impairment model has been replaced with a new one-step qualitative impairment model.

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

Nil, RMB17,850 and RMB7,945 impairment losses were recognized for the years ended December 31, 2020, 2021 and 2022.

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

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net loss attributable to non-controlling interests and mezzanine equity holders when applicable. Net loss attributable to mezzanine equity holders is included in net loss attributable to non-controlling interests on the consolidated statements of comprehensive income/(loss), while it is excluded from the consolidated statements of changes in shareholders’ equity. For the years ended December 31, 2020, 2021 and 2022, net loss attributable to non-controlling interests amounted to RMB930, RMB29,265 and RMB553, respectively. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

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

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative impairment test in accordance with ASC 350, Intangibles-Goodwill and Other: Goodwill (“ASC 350-20”). If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(p) Intangible assets

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.The impairment of intangible assets was nil, RMB17,379 and nil for the years ended December 31, 2020, 2021 and 2022, respectively. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

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

(s) Leases

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease terms are determined after taking into account of rental escalation clauses, renewal options and/or termination options, if any. Lease expense is recorded in the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease term. The Group has elected to apply “the package” of practical expedients afforded under ASU No. 2016-02, Leases (Topic 842) (“ASC 842”). Short-term leases have not been recorded on the balance sheet.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(t) Revenue recognition (Continued)

The Group’s revenues are mainly generated from information services, reservation services and sales of equipment and maintenance services. Refer to “Note 22 - Segment Information” for disaggregation of revenue.

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

The Group also provides other services, which are also presented under information service, primarily comprising medical aesthetic service displayed on So-Young Prime, etc. Revenue is recognized when these services are rendered. For the years ended December 31, 2020, 2021 and 2022, the revenue derived from other services was not significant.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(t) Revenue recognition (Continued)

i)	Information services (Continued)

Barter transactions

The Company entered agreements with service providers whereby the Company provided information service as the consideration for sharing advertising space purchased by the service providers from other third-party providers. In general, the service provider would share certain percentage of the purchased advertising space with the Company. In exchange, the Company would provide the Tokens with the same value of the shared advertising space to the service provider based on the service provider’s purchase price with the third party and the shared percentage of the advertising space. Revenue from the barter transactions is recognized when information service is provided as discussed above and the expense related to the shared advertising space is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for information service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The Group recognized revenue from barter transactions amounted to RMB8,770, RMB3,411 and RMB551 for the years ended December 31, 2020, 2021 and 2022, respectively. The expenses recognized from barter transaction for the years ended December 31, 2020, 2021 and 2022 were RMB11,778, RMB4,516 and RMB1,269, respectively.

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

(u) Cost of revenues

Cost of revenues consists primarily of payroll costs, share-based compensation expenses, cost of inventory, servers and bandwidth costs, depreciation expenses, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business. These costs are charged to the consolidated statements of comprehensive income/(loss) as incurred.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(v) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses, user acquisition activities expenses, payroll costs, share-based compensation expenses, and rental expenses related to the Group’s sales and marketing departments. For the years ended December 31, 2020, 2021 and 2022, advertising expenses were RMB555,260, RMB570,347 and RMB254,893, respectively.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(z) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB46,910, RMB115,951 and RMB108,057 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income/(loss). The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2021 and 2022 nor did the Group recognize any related interest and penalties.

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

Basic net earnings/(loss) per ordinary share is computed by dividing net income/(loss) attributable to So-Young International Inc., considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings/(loss) per ordinary share is calculated by dividing net income/(loss) attributable to So-Young International Inc., as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net earnings/(loss) per share calculation when inclusion of such share would be anti-dilutive.

(ad) Treasury stock

The Group accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stock account on the consolidated balance sheets. At retirement or cancellation of the treasury stock, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stock over the aggregate par value is allocated between additional paid-in capital and retained earnings.

On May 7, 2021, the board of directors of the Company authorized a share repurchase program under which the Company is authorized to repurchase up to an aggregate value of US$70 million of its shares (including in the form of ADS) during the 12-month period beginning from May 7,2021. As of December 31, 2021, the Company has repurchased approximately 3,436,800 ADSs (equivalent to 2,643,692 ordinary shares) for approximately US$34.0 million (RMB217.7 million) under this program. On November 18, 2022, the board of directors of the Company authorized a share repurchase program under which the Company is authorized to repurchase up to an aggregate value of US$15 million of its shares (including in the form of ADS) during the 12-month period beginning from November 18, 2022. As of December 31, 2022, the Company has repurchased approximately 2,052,667 ADSs (equivalent to 1,578,975 ordinary shares) for approximately US$2.2 million (RMB15.1 million) under this program.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(ae) Statutory reserves (Continued)

The Group did not make any appropriations to its any reserve fund for the years ended December 31, 2020 as all subsidiaries were in accumulated loss position. The Group have made RMB9,769 and RMB8,696 appropriations to its statutory reserve fund for the years ended December 31, 2021 and 2022.

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

(ag) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”). Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s CODM has been identified as the Chief Executive Officer. The operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group only had one operating and reportable segment for the year ended December 31, 2020. In July 2021, the Group acquired Wuhan Miracle, which is mainly engaged in the research and development, production, sales and agency of laser and other optoelectronic medical beauty equipment, and it became a consolidated subsidiary of the Group. As a result of this acquisition, the Group has separated into the So-Young segment and Wuhan Miracle segment in 2021 and 2022 as set out in Note 22.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(ah) Recently issued accounting pronouncements

The accounting standards that the Group adopted beginning January 1, 2022 did not have a significant impact on the Group’s consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

3. Concentration and Risks

(a) Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to USD and RMB appreciated more than 20% against the USD over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and USD remained within a narrow band. Since June 2010, RMB has fluctuated against USD, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 6.5% between December 31, 2019 and 2020. The appreciation of the RMB against the US$ was approximately 2.3% between December 31, 2020 and 2021. The depreciation of the RMB against the US$ was approximately 9.2% between December 31, 2021 and 2022. It is difficult to predict how market force or the PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

(b)Concentration of customers and suppliers

There were no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2020, 2021 and 2022.

(c)Concentration of credit risk

The Group’s credit risk primarily arises from cash and cash equivalents, restricted cash and term deposits, trade receivables, loan receivables, receivables from online payment platforms, term deposits and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group places its cash and cash equivalents, restricted cash and term deposits, and term deposits and short-term investments in the reputable financial institutions with high credit quality.

As a further means of managing its credit risk, the Group holds its cash and cash equivalents and restricted cash and term deposits in a number of different financial institutions. As of December 31, 2021 and 2022, the Group held its cash and cash equivalents and restricted cash and term deposits in different financial institutions, and held approximately 36% and 41%, respectively, of its total cash and cash equivalents and restricted cash and term deposits in a single financial institution.

Under PRC law, it is generally required that a commercial bank in the Chinese mainland that holds third party cash deposits protects the depositors’ rights over and interests in their deposited money; banks in the Chinese mainland are subject to a series of risk control regulatory standards; and bank regulatory authorities in the Chinese mainland are empowered to take over the operation and management of any Chinese mainland bank that faces a material credit crisis.

Trade receivables are typically unsecured and are derived from revenue earned directly from customers. No single customer represented 10% or more of the Group’s revenues for the years ended December 31, 2020, 2021 and 2022. The Group has not experienced any significant recoverability issue with respect to its trade receivables.

Loan receivables are the micro loans to medical aesthetic consumers. The Group started to provide this service in 2021. There were no single consumer represented 10% or more of the Group’s such revenue for the years ended December 31, 2021 and 2022. The risk with respect to loan receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

4. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets:

	As of December 31,
	2021	2022
	RMB	RMB
Prepayments for services	31,988	25,711
Prepaid rental and other deposits	18,241	6,738
Prepayments to inventory suppliers	15,389	5,945
Loan receivables, net	15,074	65,937
Receivable from other online retail platforms	6,627	144
Receivable related to exercise of share options	310	110
Staff advances	432	185
Deductible VAT	422	5,362
Interest receivable	284	14,814
Others	3,075	1,943
Total	91,842	126,889

5. Inventories, Net

Inventories, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Finished products	69,332	81,190
Raw materials and semi-finished products	41,937	57,066
Inventories	111,269	138,256
Inventory provision	(19,457)	(17,776)
Inventories, net	91,812	120,480

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

Since October 20, 2021, the Group only has the right, but no longer has the obligation to purchase remaining shares of Leya from co-founders since Leya failed to meet the performance target by the end of the performance measurement period. Therefore, the Group classified non-controlling interests in mezzanine equity into non-controlling interests.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

6. Business Combination (Continued)

(b) Acquisition of Wuhan Miracle

Wuhan Miracle is mainly engaged in the research and development, production, sales and agency of laser and other optoelectronic medical beauty equipment. In July 2021, the Group acquired an approximately 54.68% equity interests in Wuhan Miracle for an aggregated cash consideration of RMB512 million, including contingent consideration of RMB88 million measured at fair value, and Wuhan Miracle became a consolidated subsidiary of the Group. In connection with the transaction, the Group also entered into an agreement with the founder of Wuhan Miracle and shareholder A, pursuant to which the Group is obligated to purchase and the founder is obligated to sell additional 4.17% equity interests in Wuhan Miracle for a cash consideration of RMB39 million within three years and the Group is obligated to purchase and the shareholder A is obligated to sell 1% equity interest in Wuhan Miracle for a cash consideration of RMB9 million. The Group subsequently acquired additional 31.92% equity interests for an aggregated cash consideration of RMB299 million in the fourth quarter of 2021. In December 2022, the Group and the founder have agreed to terminate the unperformed part of the agreement. Thus, the Group effectively held 91.77% and 87.60% equity interests of Wuhan Miracle as of December 31, 2021 and 2022, respectively. The remaining payment for acquisition of Wuhan Miracle was RMB136 million and nil as of December 31, 2021 and 2022, respectively.

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

The Group made estimates and judgements in determining the fair value of intangible assets and property and equipment with the assistance from an independent valuation firm. The significant estimates and assumptions mainly include: (1) projected revenue, projected operating result and discount rate, which are related to the valuation of the fair value of the intangible assets; (2) sales price and market rental of comparable property and equipment, adjustment for differences between acquired property and equipment and comparable property and equipment, and capitalization rates, which are related to the valuation of the fair value of the building measured as the property and equipment;(3) sales price of comparable property and equipment, and adjustment for differences between acquired property and equipment and comparable property and equipment, which are related to the valuation of the fair value of the cars measured as the property and equipment and included in the nature of office equipment, furniture and others in Property and equipment, net; and (4) replacement cost which is related to the valuation of the fair value of the other property and equipment owned by Wuhan Miracle. The Group determined discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. The consideration was allocated on the acquisition date as follows:

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

6. Business Combination (Continued)

(b) Acquisition of Wuhan Miracle (continued)

	RMB	Useful lives
		(Years)
Identifiable intangible assets acquired:
Developed technology	70,000	10
Supplier relationship	17,000	3
In-process research and development intangible assets	27,000	10
Cash and cash equivalents	86,467
Short-term investment and term deposits	50,000
Trade receivables	25,244
Inventories, net	99,681
Other current assets	6,401
Property and equipment, net	104,878	20
Other non-current assets	8,278
Contract liabilities	(32,006)
Accrued liabilities and other liabilities	(38,245)
Deferred tax liabilities	(28,872)
Goodwill	540,009
Non-controlling interests	(76,905)
Total consideration	858,930

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

Pro forma information of the acquisition

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2020 and 2021 of the Group as if the acquisition had occurred on January 1, 2020. The unaudited pro forma information includes: (i) amortization associated with estimates for the acquired intangible assets, depreciation associated with estimates for the acquired property and equipment and the cost associated with the estimates for the acquired inventories and corresponding deferred tax liabilities; (ii) removal of the transaction costs related to the acquisition; (iii) elimination of transaction between Wuhan Miracle and the Group and (iv) the associated tax impact on these unaudited pro forma adjustments. The following pro forma financial information is presented for informational purpose only and is not necessarily indicative of the results that would have occurred had the acquisition been completed on January 1, 2020, nor is it indicative of future operating results.

	For the Year Ended
	December 31,
	2020	2021
	RMB	RMB
Pro forma Revenue	1,474,996	1,821,657
Pro forma net income/(loss)	18,481	(39,955)

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

7. Goodwill

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2021 and 2022 were as follows:

		Wuhan
	So-Young	Miracle	Total
	RMB	RMB	RMB
Balance as of December 31, 2020	48,500	—	48,500
Increase in goodwill related to acquisition	684	540,009	540,693
Impairment of goodwill (i)	(48,500)	—	(48,500)
Balance as of December 31, 2021	684	540,009	540,693
Increase in goodwill related to acquisition	—	—	—
Impairment of goodwill	—	—	—
Balance as of December 31, 2022	684	540,009	540,693

Gross goodwill balances were RMB589,193 and RMB589,193 as of December 31, 2021 and 2022, respectively. Accumulated impairment losses were RMB48,500 and RMB48,500 as of December 31, 2021 and 2022, respectively.

(i)	In the annual goodwill impairment assessment, the Group concluded that the carrying amounts of Leya reporting unit exceeded its respective fair value and fully impaired goodwill of RMB48,500 related to Leya reporting unit for the year ended December 31, 2021.

As of December 31 of each year, the Group tested goodwill for impairment at the reporting unit level. The Group performed impairment tests using the qualitative and quantitative methods. For the Wuhan Miracle reporting unit, management determined that a quantitative assessment was most appropriate. Impairment tests were conducted by quantitatively comparing the fair values of the reporting unit to its carrying amount, including goodwill. The Wuhan Miracle reporting unit estimated the fair value using a discounted cash flow model. Management’s cash flow projections for the Wuhan Miracle reporting unit included significant judgments and assumptions relating to the projected revenue, projected operating result, and the discount rate. Based on the goodwill impairment test, management determined that the estimated fair value of the Wuhan Miracle reporting unit exceeded its carrying value and, therefore, no impairment was recorded. The fair value determined using the discounted cash flow model is compared with comparable market data and reconciled, as necessary.

8. Investments

(a) Short-term Investments

As of December 31, 2021 and 2022, the Company’s short-term investments are comprised of investments in wealth management products issued by financial institutions, which contain a variable interest rate. To estimate the fair value of short-term investments, the Company refers to the quoted rate of return provided by financial institutions at the end of each year using discounted cash flow method. The Company classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

For the years ended December 31, 2020, 2021 and 2022, the Group recognized investment income related to short-term investments of RMB13,599, RMB8,931 and RMB4,264 in the consolidated statements of comprehensive income/(loss), respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

8. Investments (Continued)

(b) Long-term Investments

The Group’s equity investments are reported in long-term investments in the consolidated balance sheets.

The Group’s long-term investments consisted of the follows:

	Equity
	investments
	without readily
	determinable	Equity method
	fair values	investments	Total
	RMB	RMB	RMB
Balance as of January 1, 2021	156,904	9,196	166,100
Additions	93,350	12,596	105,946
Share of losses of equity method investees	—	(1,522)	(1,522)
Impairment	(17,850)	—	(17,850)
Foreign exchange adjustment	(174)	—	(174)
Balance as of December 31, 2021	232,230	20,270	252,500
Share of losses of equity method investees	—	(17,124)	(17,124)
Impairment	(8,103)	—	(8,103)
Foreign exchange adjustment	686	—	686
Balance as of December 31, 2022	224,813	3,146	227,959

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

In October 2018, the Group invested in Chengdu Zhisu Medical Management Company Limited (“Chengdu Zhisu”) by purchasing 16% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB4,000. In September 2019, the Group additionally acquired Chengdu Zhisu’s newly issued ordinary shares by paying the cash consideration of RMB4,250. After the subsequent investment in 2019, the Group held approximately 16% of its issued and outstanding shares. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

In November 2018, the Group invested in Beijing Mevos Management Consulting Company Limited (“Beijing Mevos”) by purchasing 11.11% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB5,150. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

8. Investments (Continued)

(b) Long-term Investments (Continued)

Equity investments using the measurement alternative (Continued)

In April 2019, the Group completed the investment in Beijing Yicai Health Management Consulting Co., Ltd. (“Yicai”) by purchasing 35% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB17,500. In September 2021, the Group additionally acquired Yicai's newly issued ordinary shares by paying the cash consideration of RMB350. After the subsequent investment in 2021, the Group held 35% of its issued and outstanding shares. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

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

In June 2021, the Group invested in Beauty Care Clinics Investment Co., Ltd (“BCC Investment”) by purchasing 1.74% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB50,000. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the Company had no significant influence over the investee and the shares do not have readily determinable fair values.

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

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. Based on the Group’s assessment, an impairment loss of nil, RMB17,850 and RMB7,945 was recognized in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2020, 2021 and 2022, respectively, against the carrying value of the investment due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment.

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

9. Property and Equipment, Net

Property and equipment, net as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Building	99,166	99,166
Leasehold improvements	32,723	32,685
Office equipment, furniture and others	12,201	25,255
Production machinery	3,680	4,744
Computers and electrical equipment	8,370	7,652
Total	156,140	169,502
Accumulated depreciation	(30,875)	(51,279)
Impairment of property and equipment	(689)	(2,039)
Net book value	124,576	116,184

Depreciation expenses recognized for the years ended December 31, 2020, 2021 and 2022 were RMB9,258, RMB15,086 and RMB21,648, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

10. Intangible Assets

Intangible assets and its related accumulated amortization as of December 31, 2021 and 2022 are as follows:

	As of December 31, 2021
	Gross			Net
	carrying	Accumulated	Impairment	Carrying
	value	amortization	amount	Amount
	RMB	RMB	RMB	RMB
License (i)	93,952	(9,411)	—	84,541
Developed technology (ii)	72,500	(3,575)	(2,071)	66,854
In-process research and development intangible assets (ii)	27,000	(1,191)	—	25,809
Customer relationship (ii)	18,000	(2,692)	(15,308)	—
Supplier relationship (ii)	17,000	(2,500)	—	14,500
Software	2,760	(1,073)	—	1,687
Trade names	716	(266)	—	450
Others	210	(96)	—	114
Total	232,138	(20,804)	(17,379)	193,955

	As of December 31, 2022
	Gross			Net
	carrying	Accumulated	Impairment	Carrying
	value	amortization	amount	Amount
	RMB	RMB	RMB	RMB
License (i)	93,952	(18,806)	—	75,146
Developed technology (ii)	72,500	(10,593)	(2,071)	59,836
In-process research and development intangible assets (ii)	27,000	(3,885)	—	23,115
Customer relationship (ii)	18,000	(2,692)	(15,308)	—
Supplier relationship (ii)	17,000	(8,154)	—	8,846
Software	3,223	(1,644)	—	1,579
Trade names	779	(341)	—	438
Others	447	(127)	—	320
Total	232,901	(46,242)	(17,379)	169,280
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

(ii)Customer relationship was derived from the acquisition of Leya. Supplier relationship, in-process research and development intangible assets were derived from the acquisition of Wuhan Miracle. Developed technology was derived from the acquisition of Leya and Wuhan Miracle. For the details, please refer to “Note 6 Business Combination”.

The impairment loss of intangible assets was nil, RMB17,379 and nil for the years ended December 31, 2020, 2021 and 2022, respectively. The impairment losses were resulted from a revision of long-term financial outlook of Leya, which indicates that the carrying value may not be recoverable.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

10. Intangible assets (Continued)

Amortization expense was RMB4,829, RMB14,995 and RMB25,438 for the years ended December 31, 2020, 2021 and 2022, respectively.

The Company will record estimated amortization expenses of RMB25,308, RMB22,651, RMB19,365, RMB19,342 and RMB82,614 for the years ending December 31, 2023, 2024, 2025, 2026, 2027 and thereafter, respectively.

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

(b) Income tax

Composition of income tax

The following table presents the composition of income tax (benefits)/expenses for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expense	16,580	19,579	3,838
Deferred tax (benefits)/expenses	(21,364)	1,652	(24,803)
Income tax (benefits)/expenses	(4,784)	21,231	(20,965)

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

A qualified enterprise in encouraged industries registered in the Hainan Free Trade Port (“HFTP”) and engaged in substantive operations may enjoy a reduced EIT rate of 15%. Yixian Daka was recognized as a qualified enterprise engaged in encouraged industries registered in the Hainan Free Trade Port and engaged in substantive operations.

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

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s income tax (benefits)/expenses for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income tax expenses at PRC statutory income tax rate-25%	34	(4,101)	(21,767)
Permanent differences (1)	(8,629)	5,412	(3,899)
Tax rate difference from tax holiday and statutory rate in other jurisdictions, tax refund and others	(377)	5,701	3,413
Change in valuation allowance	4,188	14,219	1,288
Income tax (benefits)/expenses	(4,784)	21,231	(20,965)
(1)	The permanent differences mainly consisted of additional deduction for research and development expenditures and non-deductible expenses.

The per share effect of the tax holidays are as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net gain/(loss) per ordinary share effect-basic	0.11	(0.07)	(0.21)
Net gain/(loss) per ordinary share effect-diluted	0.10	(0.07)	(0.21)

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

11. Taxation (Continued)

(c) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
Advertising and promotion expenses in excess of deduction limit	53,670	39,287
Payroll and expense accrued	4,909	3,551
Net operating tax loss carry forwards	25,200	47,288
Loss on equity investment	1,450	5,756
Impairment of long-term investments	5,463	5,493
Allowance for doubtful accounts, property and equipment and inventory	5,740	12,753
Others	1,015	1,826
Valuation allowance	(49,927)	(51,215)
Total deferred tax assets, net	47,520	64,739

Deferred tax liabilities
Assets arisen from business combination and assets acquisition	38,577	30,993
Total deferred tax liabilities	38,577	30,993

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes - Overall - Other Presentation Matters.” The Group has classified all deferred tax assets and liabilities as non-current items on its consolidated balance sheet as of December 31, 2021 and 2022.

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance as of January 1,	(28,043)	(35,708)	(49,927)
Change of valuation allowance	(7,665)	(14,219)	(1,288)
Balance as of December 31,	(35,708)	(49,927)	(51,215)

The increase of valuation allowance in 2020 was mainly related to deferred tax assets recognized from net operating tax loss carry forwards of Chiyan Beijing, as the Group did not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized.

The increase of valuation allowance in 2021 was mainly related to deferred tax assets recognized from impairment losses of long-term investment and intangible asset, as the Group did not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized.

The increase of valuation allowance in 2022 was mainly related to deferred tax assets recognized from the losses of long-term investment, the Group did not believe that sufficient positive evidence exists to conclude that the recoverability off deferred tax assets is more likely than not to be realized.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

11. Taxation (Continued)

(c) Deferred tax assets and liabilities (Continued)

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration period for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2022, certain entities of the Group had net operating tax loss carry forwards, if not utilized, would expire as follows:

RMB
Loss expiring in 2023	10,863
Loss expiring in 2024	12,067
Loss expiring in 2025	45,276
Loss expiring in 2026	30,096
Loss expiring in 2027 and thereafter	179,210
Total	277,512

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

To the extent that subsidiaries and the VIE and subsidiaries of the VIE of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. The Company did not provide for foreign withholding taxes on the undistributed earnings of foreign subsidiaries during the years presented on the basis of its intent to permanently reinvest its foreign subsidiaries’ earnings.

12. Taxes Payable

The following is a summary of taxes payable as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
VAT payable	12,831	34,480
Withholding individual income taxes for employees	8,114	7,862
Enterprise income taxes payable	26,690	30,666
Others	936	1,572
Total	48,571	74,580

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Contract Balances

The following table provides information about trade receivables, contract assets, and contracts liabilities with customers:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Trade receivables	52,871	54,829	36,006
Contract liabilities	135,385	139,155	110,159

Contract assets related to the receipt of the consideration which is conditional on the fulfilment of the warranty service for sales of equipment. As of December 31, 2021 and 2022, the contract assets were nil. Trade receivables are recorded when the right to consideration becomes unconditional.

Contract liabilities mainly relate to the payments received for information service and sales of equipment and maintenance services in advance of performance under the contract. As of December 31, 2021 and 2022, contract liabilities were RMB139,155 and RMB110,159, respectively. The Group’s information service and sales of equipment are provided in a relatively short period, as such the contract liabilities are generally recognized as revenue within three months. The Group’s maintenance services are generally provided over twelve months and the contract liabilities relate to the payments received for maintenance services are generally recognized as revenue within 12 months accordingly.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2020, 2021 and 2022 is RMB93,725, RMB135,385 and RMB118,960, respectively.

As of December 31, 2021 and 2022, the Group does not have material unsatisfied performance obligations with the related contract of duration over one year.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

14. Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Payment for acquisition of Wuhan Miracle (see Note 6)	136,482	—
Deposits payable to service providers and others	68,248	55,198
Accrued service expenses	61,255	46,638
Advance payment from platform user	51,104	71,514
Payable to service providers	24,860	20,290
Payments for inventories	18,840	13,202
Product warranty	2,529	2,704
Accrued litigation liabilities (see Note 19)	2,162	3,611
Others	11,361	11,432
Total	376,841	224,589

Standard product warranty activities were as follows:

Warranty
RMB
Balance as of July 22, 2021	3,043
Provided during the period	861
Utilized during the period	(1,375)
Balance as of December 31, 2021	2,529
Provided during the period	3,288
Utilized during the period	(3,113)
Balance as of December 31, 2022	2,704

15. Lease

The Group’s leasing activities primarily consist of operating leases for administrative offices. ASC 842 requires lessees to recognize ROU assets and lease liabilities on the balance sheet. The Group has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

The Group recorded ROU assets and lease liabilities as a lessee. As of December 31, 2021 and 2022, ROU assets were approximately RMB95,609 and RMB62,898, respectively. As of December 31, 2021 and 2022, lease liabilities were approximately RMB105,885 and RMB71,257, respectively. Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Cash payments for operating leases	44,072	46,169
ROU assets obtained in exchange for operating lease liabilities	9,137	5,979

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

15. Lease (Continued)

Future lease payments under operating leases as of December 31, 2022 were as follows:

Operating leases
RMB
Year ending December 31,
2023	53,268
2024	18,967
2025	1,652
2026	803
2027 and thereafter	—
Total future lease payments	74,690
Less: Imputed interest	(3,433)
Total lease liability balance	71,257

The weighted-average remaining lease term was 2.42 and 1.59 years as of December 31, 2021 and 2022, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2021 and 2022 was 5.90% and 5.85%, respectively.

Operating lease expenses for the year ended December 31, 2020, 2021 and 2022 were RMB40,432, RMB41,976 and RMB44,252, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the year ended December 31, 2020, 2021 and 2022 were RMB6,586, RMB7,929 and RMB5,146, respectively.

There were no material early terminated leases for the years ended December 31, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, no additional operating leases have not yet commenced.

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

As of December 31, 2022, 750,000,000 Class A ordinary shares were authorized, 73,065,987 and 68,843,320 shares issued and outstanding, respectively; 20,000,000 Class B ordinary shares were authorized, 12,000,000 Class B ordinary shares were issued and outstanding, respectively; and 80,000,000 shares as the board of directors may determine in accordance with the amended and restated memorandum and articles of association were authorized.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

17. Share-based Compensation (Continued)

(a) Description of share option plan (Continued)

(ii)50% of options granted under the 2021 Plan will vest in semi-annually based on the grantee’s performance rating for a corresponding six-month performance review period, which may commence on or earlier than the stated grant date. The performance rating will affect the number of options the employee can obtain. Certain subjective measurement metrics used to determine the performance rating was provided on the stated grant date, which results that it is difficult for the employee to estimate their performance. Therefore, the stated grant date does not meet the definition of the accounting grant date as there was no mutual understanding of the key terms and conditions. For each tranche, the accounting grant date is considered to be the date the grantee’s performance review finally concluded, which is the date used to measure the share-based compensation expense. The service inception date specifically for each tranche is the option agreement signing date, and since the award contains service condition and performance vesting condition and employee must continue to provide service until the last condition is achieved, the requisite service period should last to the longer date of service condition achieved date or performance condition achieved date. As the awards contain a performance condition that if not satisfied preceding the accounting grant date results in forfeiture of the award, the awards have a service inception date preceding the grant date pursuant to ASC 718-10-55-108; the Group should accrue compensation cost using graded vesting method, beginning on the service inception date when it is the probable that performance condition can be achieved. The Group should estimate the award’s fair value on each subsequent reporting date (i.e., remeasure each period at fair value) until the grant date. On the grant date, the estimate of an equity-classified award’s fair value is fixed; therefore, the cumulative amount of previously recognized compensation cost should be adjusted to the grant date fair value, and the Group would no longer remeasure the award. The Group estimated the probability based on the historical performance results of the employees as there are sufficient data for estimation.

Some of employees who have been granted shares under Second Amended 2018 Plan re-signed the shares agreement under the 2021 Plan. Upon the adoption of the 2021 Plan, 50% of the unvested options are modified to change the vesting schedule to vest quarterly (“Modification A”) and the remaining 50% of unvested options are modified to add performance condition as described in the preceding paragraph (“Modification B”). In accordance with ASC 718, “Compensation-Stock Compensation,” the Modification A and Modification B are considered probable-to-probable (Type I) modifications as the Company expected that it is the probable that the employee can at least obtain the original number of options under the 2021 plan. Any incremental fair value together with remaining unrecognized share-based compensation expense will be recognized over the remaining requisite service period.

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

In 2022, the Company has granted 1,147,101 share options with an exercise price of US$0.1 per share under the Second Amended 2018 Plan and the 2021 Plan.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

17. Share-based Compensation (Continued)

(b) Valuation

The Group uses binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the years ended December 31, 2020, 2021 and 2022 is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2020	2021	2022
Expected volatility	47.00%-55.00%	46.48%-52.64%	47.30%-50.09%
Expected dividends yield	0%	0%	0%
Expected multiples	2.2-2.8	2.2-2.8	2.2-2.8
Risk-free interest rate	0.62%-1.77%	1.03%-1.61%	1.75%-4.07%
Expected term (in years)	10	10	10
Fair value of underlying ordinary share (USD)	12.98-16.13	4.15-12.90	0.68-3.64

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

17. Share-based Compensation (Continued)

(c) Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2020, 2021 and 2022:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	options	exercise price	contractual life	Intrinsic Value
	(in thousands)	US$	Years	US$
				(in thousands)
Outstanding as of January 1, 2020	3,496	0.1	8.55	55,188
Granted	2,665	0.1
Exercised	(1,090)	0.1		15,148
Forfeited	(545)	0.1
Outstanding as of December 31, 2020	4,526	0.1	8.60	66,255
Granted	1,048	0.1
Exercised	(1,774)	0.1		16,088
Forfeited	(1,288)	0.1
Outstanding as of December 31, 2021	2,512	0.1	8.47	10,167
Granted	1,147	0.1
Exercised	(1,580)	0.1		2,193
Forfeited	(340)	0.1
Outstanding as of December 31, 2022	1,739	0.1	8.26	2,742

Vested and exercisable as of December 31, 2020	557	0.1	7.44	8,156
Vested and exercisable as of December 31, 2021	1,116	0.1	8.84	4,515
Vested and exercisable as of December 31, 2022	846	0.1	7.56	1,334

The weighted average grant date fair value of options granted for the years ended December 31, 2020, 2021 and 2022 was US$13.38, US$7.59 and US$4.42 per option, respectively. The total grant date fair value of options vested for the years ended December 31, 2020, 2021 and 2022 was RMB58,700, RMB141,845 and RMB74,266, respectively.

It is the Company’s policy to issue new shares upon exercise of share options. The number of shares available for future grant under the Company’s Second Amended 2018 Plan was 753,653 as of December 31, 2022. The number of shares available for future grant under the Company’s 2021 Plan was 1,652,620 as of December 31, 2022.

As of December 31, 2020, 2021 and 2022, the total unrecognized compensation expenses related to the options were RMB216,971, RMB65,122 and RMB26,733, respectively. These amounts are expected to be recognized over a weighted average period of  2.73 years, 2.13 years and 1.47 years, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

18. Net Earnings/(Loss) per Share

Basic and diluted earnings /(loss) per share have been calculated in accordance with ASC260 for the years ended December 31, 2020, 2021 and 2022:

	For the Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net income/(loss)	4,877	(37,636)	(66,107)
Net loss attributable to non-controlling interests	930	29,265	553
Net earnings/(loss) attributable to So-Young International Inc.	5,807	(8,371)	(65,554)

Denominator:
Weighted average number of ordinary shares outstanding, basic	81,534,991	81,680,504	82,665,269
Weighted average number of ordinary shares outstanding, diluted	83,781,406	81,680,504	82,665,269
Net earnings/(loss) per share, basic	0.07	(0.10)	(0.79)
Net earnings/(loss) per share, diluted	0.07	(0.10)	(0.79)
Net earnings/(loss) per ADS, basic	0.05	(0.08)	(0.61)
Net earnings/(loss) per ADS, diluted	0.05	(0.08)	(0.61)

Basic and diluted earnings /(loss) per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The Group did not include certain share options in the computation of diluted net loss per share for the years ended December 31, 2021 and 2022, because those share options were anti-dilutive.

19. Commitments and Contingencies

(a) Commitments

Property management fee obligation

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through December 2026. Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2022:

As of December 31,
2022
RMB
2023	5,949
2024	2,011
2025	90
2026	90
2027 and thereafter	—
Total	8,140

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Commitments and Contingencies (Continued)

Purchase obligation

As of December 31, 2022, future minimum payments under non-cancelable agreements for imported equipment from Wuhan Miracle is RMB2.0 million (US$0.3 million), of which is due by 2023.

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group’s accrued expense for litigation liabilities was RMB2,162 and RMB3,611 as of December 31, 2021 and 2022, respectively, and the Group recognized RMB4,022, RMB6,150 and RMB5,918 litigation expense for the years ended December 31, 2020, 2021 and 2022, respectively. The litigations are mainly in connection with infringement of intellectual property right, including rights of reputation and image rights.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

20. Fair Value Measurement

(a) Assets and liabilities measured at fair value on a recurring basis

The following table summarizes, for assets and liabilities measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2021 and 2022:

		As of December 31,
Financial instruments	Fair value hierarchy	2021	2022
		RMB	RMB
Short-term investments (Note 8)	Level 2	408,946	—
Contingent consideration (Note 6)	Level 3	(88,000)	—

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

As of December 31, 2021 and 2022, gross unrealized gains of RMB161 and nil were recorded on short-term investments, respectively.

Contingent consideration

The Group’s estimated liability for contingent consideration represents potential payments for the acquisition of Wuhan Miracle (see Note 6) if certain defined goal is achieved before December 31, 2022. The contingent consideration is included in the accrued expenses and other current liabilities on the consolidated balance sheets. The Group estimated the fair value of contingent consideration including unobservable inputs of probability of successful achievement, and accordingly the Group classifies the valuation techniques that use these inputs as Level 3. As of December 31, 2021 and 2022, the contingent consideration balances were RMB88,000 and nil, respectively.

Other financial instruments

Other financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, trade receivables, loan receivables, amounts due from/to related parties and receivables from online payment platforms. As of December 31, 2021 and 2022, the carrying values of these financial assets are approximated to the fair values due to their short-term nature. They are not measured at fair value in the Consolidated Balance Sheets, but for which the fair value is estimated for disclosure purposes.

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Investments under the measurement alternative method and equity method are reviewed periodically for impairment using fair value measurement. As of December 31, 2020, 2021 and 2022, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment losses incurred and recorded in earnings for the years then ended. The Group recognized impairment losses of nil, RMB17,850 and RMB7,945 for those investments for the years ended December 31, 2020, 2021 and 2022, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

20. Fair Value Measurement (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis (Continued)

The Group’s non-financial assets, such as intangible asset, goodwill, property and equipment and operating lease assets, are measured at fair value only if they are determined to be impaired. The inputs used to measure the estimated fair value of such assets are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs used. For the years ended December 31, 2020, 2021 and 2022, the Group recognized nil, RMB17,379, and nil of impairment loss for the intangible assets, nil, RMB48,500 and nil of impairment loss for the goodwill, and nil, nil and RMB1,350 of impairment loss for the property and equipment based on management’s assessment.

21. Related Party Transactions

During the years ended December 31, 2020, 2021 and 2022, other than disclosed elsewhere, the Company mainly had the following related party transactions:

Name of entity or individual	Relationships with the Group
Beijing Mevos	Equity investment
Chengdu Zhisu	Equity investment
Yicai	Equity investment
Xingying	Equity investment
Sharing New Medical	Equity investment
Beijing Souyang	Equity investment
Zhang Haipeng	Director
Wuhan Future Light Property Service Co., Ltd. (“Future Light”)	Immediate family of subsidiary’s shareholder
Wuhan Yinchuxing Technology Development Co., Ltd. (“Yinchuxing”)	Immediate family of subsidiary’s shareholder
Chutian Laser Group (“Chutian”)	Immediate family of subsidiary’s shareholder
Lv Li	Subsidiary’s shareholder

(a) The Group entered into the following transactions with related parties

(i) Provision of service

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Yicai	528	—	—
Chengdu Zhisu	4,027	2,934	1,225
Xingying	1,127	1,802	836

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

21. Related Party Transactions (Continued)

(a) The Group entered into the following transactions with related parties (Continued)

(ii) Loan advanced to the related parties

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Sharing New Medical	16,889	13,720	18,130
Yicai	—	2,000	—

(iii) Repayment of the loan advanced to the related parties

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Chengdu Zhisu	5,000	—	—
Sharing New Medical	9,718	7,170	—

(iv) Interest income from related parties

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Sharing New Medical	234	103	1,148

(v) Expense occurred to the related parties

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Beijing Mevos	1,472	976	1,637
Zhang Haipeng(1)	613	—	—
Future Light	—	606	1,348
Beijing Souyang	—	—	582
Yinchuxing	—	—	407
Chutian	—	—	113

(vi) Provision of rental service

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Yicai	340	—	—

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

21. Related Party Transactions (Continued)

(b) Amount due from/ to related parties

(i) Amount due from related parties

	As of December 31,
	2021	2022
	RMB	RMB
Chengdu Zhisu	241	323
Sharing New Medical (2)	13,797	32,974
Future light	—	35
Yinchuxing	—	50

(ii) Amount due to related parties

	As of December 31,
	2021	2022
	RMB	RMB
Chengdu Zhisu	—	25
Xingying	33	128
Beijing Mevos	642	—
Lv Li (3)	—	5,700
Beijing Souyang	—	42
(1)	The Company entered into an agreement with Zhang Haipeng with a cash consideration of RMB1,300 to engage him as spokesman for brand promotion from September 2019 to April 2020. The Company has paid in advance fully for the service and recognized advertising expense of RMB613 for the year ended December 31, 2019. The remaining amount was recognized as expense in 2020.
(2)	The balance as of December 31, 2021 and 2022 represents a loan provided to Sharing New Medical with a term of one year and an annual interest rate of 4.35%.
(3)	The Company entered into an agreement with Lv Li with a cash consideration of RMB5,700 to dispose the 63.37% equity interest of Leya. See Note 27 Subsequent Events for additional information.

22. Segment Information

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

22. Segment Information (Continued)

The following tables present a summary of the Group’s operating segment results for the years ended December 31, 2020, 2021 and 2022, The Group does not allocate any assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues:
So-Young	1,294,988	1,580,507	1,017,170
Wuhan Miracle	—	111,956	242,339
Total	1,294,988	1,692,463	1,259,509
Elimination	—	—	(1,635)
Consolidated total revenues	1,294,988	1,692,463	1,257,874

Cost of revenues:
So-Young	(212,206)	(249,767)	(259,940)
Wuhan Miracle	—	(78,142)	(134,369)
Total	(212,206)	(327,909)	(394,309)
Elimination	—	20	1,017
Consolidated total cost of revenues	(212,206)	(327,889)	(393,292)

Gross profit:
So-Young	1,082,782	1,330,740	757,230
Wuhan Miracle	—	33,814	107,970
Total	1,082,782	1,364,554	865,200
Elimination	—	20	(618)
Consolidated gross profit	1,082,782	1,364,574	864,582

The following table set forth the breakdown of net revenues by type of good or service for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Information services and others	962,089	1,304,455	888,475
Reservation services	332,899	276,052	128,668
Sales of equipment and maintenance services	—	111,956	240,731
Total revenues	1,294,988	1,692,463	1,257,874

The following table presents the depreciation expenses of property and equipment in cost of revenues by segment for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
So-Young	1,996	2,559	3,676
Wuhan Miracle	—	550	1,855
Total depreciation expenses of property and equipment	1,996	3,109	5,531

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

22. Segment Information (Continued)

The following table presents the amortization expenses of intangible assets in cost of revenues by segment for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
So-Young	4,723	7,907	9,649
Wuhan Miracle	—	5,647	12,667
Total amortization expense of Intangible assets	4,723	13,554	22,316

23. Impact of the COVID-19

In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the PRC government has implemented a series of strict measures, including travel restrictions, quarantines, and a temporary shutdown of businesses which reduced the capacity and efficiency of the Group’s operations and negatively affected the Group’s results of operations and financial conditions in the first quarter of 2020. The Group have gradually resumed normal operations in the second half of 2020 as the spread of COVID-19 was substantially controlled in China and the number of new cases in China remained relatively low since then to the end of 2020. In 2021, macroeconomy was gradually recovering in China and business activities largely resumed. However, there is still continuing adverse impact on the Group’s revenues as a result of the challenging macroeconomic environment and the COVID-19 pandemic resurgence in 2022. The extent to which the COVID-19 impacts the Group is still uncertain and depends on a number of factors, including the duration and severity of COVID-19, the effectiveness of the mass vaccination program and other actions taken to contain its spread. If the situation materially deteriorates in the PRC, the Group’s business, results of operations and financial condition could be materially and adversely affected. The Group will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

24. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Due to restrictions on distribution of share capital and statutory reserves in the PRC, total restrictions placed on distribution of net assets of the Group’s PRC subsidiaries, the VIEs and VIE’s subsidiaries was RMB948,503 and RMB1,087,002 as of December 31, 2021 and 2022, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders.

25. Additional Information—Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments or guarantees as of December 31, 2022.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

25. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(a)Condensed balance sheets of So-Young International Inc.

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	55,806	143,100	20,747
Amounts due from VIE companies	39,681	—	—
Amounts due from Group companies	1,457,100	1,671,880	242,400
Term deposits and short-term investments	318,881	208,938	30,293
Prepayment and other current assets	6,027	6,826	990
Total current assets	1,877,495	2,030,744	294,430
Non-current assets:
Investment in subsidiaries and VIE companies	617,773	531,693	77,088
Long-term investments	7,418	—	—
Total non-current assets	625,191	531,693	77,088
Total assets	2,502,686	2,562,437	371,518

Liabilities
Amounts due to VIE companies	35,529	39,786	5,768
Amounts due to Group companies	20,068	23,722	3,439
Accrued expenses and other current liabilities	900	1,004	148
Total liabilities	56,497	64,512	9,355

Shareholders’ deficit
Treasury stock	(217,712)	(232,835)	(33,758)
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2021 and December 31, 2022; 71,736,059 and 69,092,367 shares issued and outstanding as of December 31, 2021; 73,065,987 and 68,843,320 shares issued and outstanding as of December 31, 2022, respectively)	230	236	33
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2021 and 2022; 12,000,000 shares issued and outstanding as of December 31, 2021 and 2022)	37	37	5
Additional paid-in capital	2,999,562	3,043,971	441,334
Statutory reserves	20,331	29,027	4,209
Accumulated deficit	(272,368)	(346,618)	(50,255)
Accumulated other comprehensive (loss)/income	(83,891)	4,107	595
Total shareholders’ equity	2,446,189	2,497,925	362,163
Total liabilities and shareholders’ equity	2,502,686	2,562,437	371,518

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

25. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(b)Condensed statements of comprehensive (loss)/income of So-Young International Inc.

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)

Operating expenses:
General and administrative expenses	(7,574)	(9,556)	(9,659)	(1,400)
Loss from operations	(7,574)	(9,556)	(9,659)	(1,400)
Share of profit/(loss) of subsidiaries and VIE	763	(1,412)	(55,104)	(7,989)
Income/(loss) from non-operations	12,618	2,597	(791)	(115)
Net income/(loss)	5,807	(8,371)	(65,554)	(9,504)

Net income/(loss)	5,807	(8,371)	(65,554)	(9,504)
Other comprehensive loss:
Foreign currency translation adjustment	(144,225)	(31,399)	87,998	12,759
Total comprehensive (loss)/income	(138,418)	(39,770)	22,444	3,255

(c)Condensed statements of cash flows of So-Young International Inc.

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	43,212	12,117	(54,390)	(7,886)

Cash flows from investing activities:
Purchase of short-term investments	(402,913)	(610,841)	(201,348)	(29,193)
Proceeds from maturities of short-term investments	808,562	549,344	318,785	46,219
Loans to Group companies	(823,116)	(446,270)	(82,766)	(12,000)
Repayments from Group companies	365,401	764,712	41,383	6,000
Other investing activities with external parties	(8,266)	—	—	—
Net cash (used in)/provided by investing activities	(60,332)	256,945	76,054	11,026

Cash flows from financing activities:
Net cash provided by/(used in) financing activities	696	(216,743)	(14,247)	(2,065)

Effect of exchange rate changes on cash and cash equivalents	(51,506)	(2,813)	79,877	11,581
Net (decrease)/increase in cash and cash equivalents	(67,930)	49,506	87,294	12,656
Cash and cash equivalents at beginning of year	74,230	6,300	55,806	8,091
Cash and cash equivalents at end of year	6,300	55,806	143,100	20,747

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

26. Subsequent Events

In January 2023, the board of directors of the Company authorized an adjustment to the Company’s previously adopted Share Repurchase Program, increasing the aggregate value of shares (including in the form of ADS) that the Company is authorized to repurchase under the program from US$15 million to US$25 million. As of the date of this annual report, the Company has repurchased approximately 7.4 million ADSs (equivalent to 5.7 million ordinary shares) for approximately US$15.2 million (RMB104.9 million) under this program.

In March 2023, the disposal of Leya was completed with a total consideration of RMB5.7 million (US$0.8 million).

In March 2023, the modification of the exercise price of the outstanding share options granted under the Second Amended and Restated 2018 Share Plan and the 2021 Share Incentive Plan was approved by the Board of Directors. The exercise price is reduced from US$0.1 to US$0.01 and will also be applied to the share options granted under the 2023 Share Incentive Plan. The modification does not have a significant impact on the Group’s consolidated financial statements.