Form 20-F
period 2023-12-31
So-Young International Inc.
filed 2024-04-25
CIK 1758530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

For the fiscal year ended December 31, 2023.

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

Tower E, Ronsin Technology Center Chaoyang District, Beijing 100012
People’s Republic of China
(Address of principal executive offices)

Hui Zhao, Chief Financial Officer Tower E, Ronsin Technology Center, Chaoyang District, Beijing 100012 People’s Republic of China Phone: +86 (10)-8790-2012 Email: ir@soyoung.com
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

As of December 31, 2023, there were 75,422,436 ordinary shares outstanding, par value of US$0.0005 per share, being the sum of 63,422,436 Class A ordinary shares (excluding treasury shares), par value of US$0.0005 per share and 12,000,000 Class B ordinary shares, par value of US$0.0005 per share.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	the online medical aesthetic service industry is rapidly evolving, which makes it difficult to evaluate our future prospects;
●	we have experienced revenue and profitability declines in the past, and we cannot guarantee that we will be able to maintain revenue or profitability growth in the future. If we are unable to maintain growth, our business and prospects may be materially and adversely affected;
●	we may be subject to consumer claims, regulatory or professional investigations and litigations regarding the medical information and services offered on our platform, which could materially and adversely affect our brand, reputation, and results of operations;
●	characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits may have material impacts on our operations;
●	we face risks associated with our acquisition of Wuhan Miracle and its business;
●	if we fail to anticipate user preferences and provide high-quality and reliable content in a cost-effective manner, we may not be able to attract and retain users to remain competitive;
●	if content providers do not continue to contribute content that is high-quality, reliable or otherwise valuable to our users, we may experience a decline in user traffic and user engagement;
●	our business may be materially and adversely affected by an unfavorable market perception of the overall medical aesthetic industry;
●	we depend significantly on the strength of our brand and reputation. Any failure to maintain and enhance, or any damage to, our brand image or reputation could materially and adversely affect our business, results of operations, financial condition and prospects;
●	if we fail to meet the changes or developments in the regulatory framework in China with respect to the provision of online medical aesthetic services industry, our reputation may be harmed and our financial condition and results of operations may be materially and adversely affected;
●	we face risks related to health epidemics, natural disasters, and other outbreaks, which could significantly disrupt our operations; and
●	our business is subject to data privacy laws and regulations in jurisdictions other than China. Any failure or perceived failure to comply with such laws and regulations could have a material and adverse impact on our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	if the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	we rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control; and
●	any failure by the consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	the PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	the trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to investors;
●	our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial; and
●	we cannot guarantee that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

So-Young International Inc. is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our subsidiaries in mainland China and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements and their subsidiaries in mainland China. Laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in mainland China through the consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our subsidiaries, the consolidated affiliated entities and their nominee shareholders to control the business operations of the consolidated affiliated entities. The consolidated affiliated entities are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the consolidated affiliated entities, excluding inter-company transactions, accounted for 93.0%, 78.9% and 80.4% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “So-Young” refers to So-Young International Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities and their subsidiaries in mainland China. Investors in our ADSs are not purchasing equity interest in the consolidated affiliated entities in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated affiliated entities and their nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated affiliated entities is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated affiliated entities. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the consolidated affiliated entities. Uncertainties in the legal system of mainland China could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with laws and regulations of mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the consolidated affiliated entities could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the consolidated affiliated entities being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the consolidated affiliated entities. The majority of our revenues are generated by the consolidated affiliated entities. An event that results in the deconsolidation of the consolidated affiliated entities would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our subsidiaries and consolidated affiliated entities in mainland China, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. So-Young International Inc. may not be able to repay its indebtedness, and the ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our subsidiaries in mainland China and consolidated affiliated entities that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

The Holding Foreign Companies Accountable Act

The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20 - F for the fiscal year ended December 31, 2022 and do not expect to be identified as such after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the consolidated affiliated entities or the subsidiaries of the consolidated affiliated entities is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, historical financing activities and cash provided by our operating activities. In 2021, 2022 and 2023, the Cayman Islands holding company transferred cash in the total amount of RMB860.0 million, nil and RMB38.0 million (US$5.4 million) to our subsidiaries in mainland China, the consolidated affiliated entities and their subsidiaries through our offshore intermediate holding entities. For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a consolidated affiliated entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. Pursuant to the Exclusive Business Cooperation Agreements between our wholly-owned subsidiary in mainland China and the VIEs, the amount of service fee and payment method shall be determined by the wholly-owned subsidiary in mainland China. The VIEs have paid RMB826.5 million, RMB264.0 million and RMB264.1 million (US$37.2 million) of service fee to the wholly-owned subsidiary in mainland China under the VIE arrangements for the years ended December 31, 2021, 2022 and 2023, respectively. The VIEs expect to continue to settle any service fees incurred under the Exclusive Business Cooperation Agreements.

As a Cayman Islands holding company, we may receive dividends from our subsidiaries in mainland China. Under the Enterprise Income Tax Law of the PRC, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our subsidiaries in mainland China, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where So-Young International Inc., the direct parent company of our subsidiaries, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the enterprise in mainland China distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, So-Young Hong Kong Limited, which directly owns our subsidiary in mainland China, Beijing Wanwei, is incorporated in Hong Kong. However, if So-Young Hong Kong Limited is not considered to be the beneficial owner of the dividends paid to it by Beijing Wanwei under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our subsidiaries in mainland China declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-If we are classified as a resident enterprise in mainland China for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our shareholders that are non-resident of mainland China or ADS holders.”

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

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our subsidiaries in mainland China under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our subsidiaries in mainland China (or if the current and contemplated fee structure between the intercompany entities is determined to be non - substantive and disallowed by Chinese tax authorities), the VIEs could make a non-deductible transfer to our subsidiaries in mainland China for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the subsidiaries in mainland China.

Under laws and regulations of mainland China, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China, which in turn relies on consulting and other fees paid to us by the consolidated affiliated entities, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our subsidiaries in mainland China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

In 2023, our subsidiary in mainland China, Wuhan Miracle, has declared and paid a dividend for an aggregate amount of RMB36.0 million (US$5.1 million) to its shareholders. Specifically, Wuhan Miracle paid RMB16.5 million (US$2.3 million) to Beijing Wanwei and RMB 15.0 million (US$2.1 million) to Wuhan Zeqi Technology Co., Ltd. (“Wuhan Zeqi”), both of whom are our subsidiaries in mainland China. Wuhan Zeqi later distributed RMB13.0 million (US$1.8 million) from the dividend payment to Beijing Wanwei. The dividend payments are not subject to withholding tax.

In addition, our subsidiaries in mainland China, the consolidated affiliated entities and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our subsidiaries in mainland China to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” and “—Risks Related to Doing Business in China-Regulation of mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or to make additional capital contributions to our subsidiaries in mainland China and variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by laws and regulations of mainland China. As of the date of this annual report, our subsidiaries in mainland China, consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the consolidated affiliated entities in China, including, among others, the Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License. We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, we are required to but have not obtained the Audio-Visual License for providing internet audio-visual program services through our online platform, including the provision of original short videos created by ourselves and our service providers. We do not consider such services to be material to our business and the revenues generated through the provision of such services account for an insignificant portion of our total revenues. We are not eligible to apply for an Audio-Visual License under the current regulatory regime, because we are not a wholly state-owned or state-controlled entity as required for this license under laws of mainland China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Furthermore, under current laws, regulations and regulatory rules of mainland China, we, our subsidiaries in mainland China and the consolidated affiliated entities may be required to fulfill filing and reporting procedures to the China Securities Regulatory Commission, or the CSRC, in connection with offering and listing in an overseas market. For example, if we plan to conduct securities offering in an overseas market different from the market where we are currently listed, we may be required to fulfill filing and reporting requirement. In addition to the above filing and reporting requirements, we may also be required to report to the CSRC within three business days upon the occurrence and public disclosure of any the following events: (i) change of control; (ii) investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of principal business operations after overseas issuance and listing. Additionally, we, our subsidiaries in mainland China and the consolidated affiliated entities may also be required to go through cybersecurity review by the Cyberspace Administration of China. As of the date of this annual report, we have not been subject to any cybersecurity review made by the administration. If we fail to complete the filing or reporting procedures for any future offshore offering or listing or if any of the specified events occur, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China-The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” and “-Risks Related to Our Business and Industry-Our business is subject to data privacy laws and regulations in jurisdictions other than China. Any failure or perceived failure to comply with such laws and regulations could have a material and adverse impact on our business, financial condition and results of operations.”

Financial Information Related to the Consolidated Affiliated Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated affiliated entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income/(Loss) Information

	For the year ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Third-party revenues from services and sales	—	461	293,814	1,203,754	—	1,498,029
Inter-company revenues from services and sales	—	868	280,701	19,466	(301,035)	—
Total revenues	—	1,329	574,515	1,223,220	(301,035)	1,498,029
Third-party costs from services and sales	—	(1,294)	(154,899)	(388,143)	—	(544,336)
Inter-company costs from services and sales	—	(468)	(18,605)	(280,781)	299,854	—
Total costs	—	(1,762)	(173,504)	(668,924)	299,854	(544,336)
Total operating expenses	(8,786)	(11,746)	(441,816)	(552,945)	553	(1,014,740)
Income/(Loss) from subsidiaries and VIEs	17,230	(2,015)	9,171	—	(24,386)	—
Other non-operating income	12,836	31,701	23,448	931	—	68,916
Income/(Loss) before tax	21,280	17,507	(8,186)	2,282	(25,014)	7,869
Income tax (expenses)/benefits	—	(277)	10,838	7,514	—	18,075
Net income	21,280	17,230	2,652	9,796	(25,014)	25,944
Net (income)/loss attributable to noncontrolling interests	—	—	(4,667)	3	—	(4,664)
Net income/(loss) attributable to So-Young International Inc.	21,280	17,230	(2,015)	9,799	(25,014)	21,280

	For the year ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Third-party revenues from services and sales	—	5,385	259,784	992,705	—	1,257,874
Inter-company revenues from services and sales	—	3,742	251,739	12,203	(267,684)	—
Total revenues	—	9,127	511,523	1,004,908	(267,684)	1,257,874
Third-party costs from services and sales	—	(130)	(157,068)	(236,094)	—	(393,292)
Inter-company costs from services and sales	—	(496)	(12,641)	(253,929)	267,066	—
Total costs	—	(626)	(169,709)	(490,023)	267,066	(393,292)
Total operating expenses	(9,659)	(5,632)	(418,412)	(533,684)	—	(967,387)
(Loss)/Income from subsidiaries and VIEs	(55,104)	(69,345)	(22,408)	—	146,857	—
Other non-operating (expenses)/income	(791)	13,291	10,521	(7,288)	—	15,733
(Loss)/Income before tax	(65,554)	(53,185)	(88,485)	(26,087)	146,239	(87,072)
Income tax (expenses)/benefits	—	(1,919)	20,915	1,969	—	20,965
Net (loss)/income	(65,554)	(55,104)	(67,570)	(24,118)	146,239	(66,107)
Net (income)/loss attributable to noncontrolling interests	—	—	(1,775)	2,328	—	553
Net (loss)/income attributable to So-Young International Inc.	(65,554)	(55,104)	(69,345)	(21,790)	146,239	(65,554)

	For the year ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(In thousands)
Third-party revenues from services and sales	—	7,244	112,058	1,573,161	—	1,692,463
Inter-company revenues from service fees	—	21,744	584,914	358	(607,016)	—
Total revenues	—	28,988	696,972	1,573,519	(607,016)	1,692,463
Third-party costs from services and sales	—	(2,156)	(104,447)	(221,286)	—	(327,889)
Inter-company costs from service fees	—	—	—	(607,016)	607,016	—
Total costs	—	(2,156)	(104,447)	(828,302)	607,016	(327,889)
Total operating expenses	(9,556)	(18,517)	(546,861)	(822,210)	—	(1,397,144)
(Loss)/Income from subsidiaries and VIEs	(1,412)	(15,219)	(79,541)	—	96,172	—
Other non-operating income/(expenses)	2,597	8,807	12,318	(7,557)	—	16,165
(Loss)/Income before tax	(8,371)	1,903	(21,559)	(84,550)	96,172	(16,405)
Income tax (expenses)/benefits	—	(3,315)	5,608	(23,524)	—	(21,231)
Net (loss)/income	(8,371)	(1,412)	(15,951)	(108,074)	96,172	(37,636)
Net loss attributable to noncontrolling interests	—	—	732	28,533	—	29,265
Net (loss)/income attributable to So-Young International Inc.	(8,371)	(1,412)	(15,219)	(79,541)	96,172	(8,371)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(In thousands)
Assets
Cash and cash equivalents	8,228	84,120	189,736	144,035	—	426,119
Restricted cash and term deposits	—	—	65	14,630	—	14,695
Trade receivables	—	—	17,632	39,587	—	57,219
Receivables from online payment platforms	—	—	5,005	18,153	—	23,158
Amounts due from VIE companies	—	45,304	265,090	—	(310,394)	—
Amounts due from Group companies	1,647,534	52,422	18,212	137,937	(1,856,105)	—
Amount due from related parties	—	—	85	9,127	—	9,212
Term deposits and short-term investments	283,308	572,362	29,000	16,153	—	900,823
Inventories	—	—	102,925	15,999	—	118,924
Prepayment and other current assets	7,683	23,027	99,553	46,289	(4,778)	171,774
Investment in subsidiaries and VIEs	565,304	1,351,903	98,368	34,691	(2,050,266)	—
Long-term investments	—	3,560	93,000	164,456	—	261,016
Property and equipment, net	—	45	88,071	29,082	(416)	116,782
Intangible assets	—	—	117,230	28,023	—	145,253
Deferred tax assets	—	1,519	52,798	23,717	—	78,034
Operating lease right-of-use assets	—	—	58,950	59,458	—	118,408
Goodwill	—	—	540,009	684	—	540,693
Other non-current assets	—	59,844	122,661	49,950	—	232,455
Total assets	2,512,057	2,194,106	1,898,390	831,971	(4,221,959)	3,214,565

Liabilities
Short-term borrowings	—	—	29,825	—	—	29,825
Taxes payable	—	932	13,007	42,955	—	56,894
Contract liabilities	—	—	25,243	78,131	—	103,374
Salary and welfare payables	—	674	51,517	34,099	—	86,290
Amounts due to VIE companies	41,928	25,372	70,637	—	(137,937)	—
Amounts due to Group companies	24,856	1,601,314	91,998	310,394	(2,028,562)	—
Amounts due to related parties	—	—	301	87	—	388
Accrued expenses and other current liabilities	1,144	510	33,266	203,771	(4,778)	233,913
Operating lease liabilities-current	—	—	12,521	17,218	—	29,739
Operating lease liabilities-non current	—	—	44,956	41,254	—	86,210
Deferred tax liabilities	—	—	19,385	5,697	—	25,082
Other non-current liabilities	—	—	1,536	—	—	1,536
Total liabilities	67,928	1,628,802	394,192	733,606	(2,171,277)	653,251

Shareholders’ equity
Non-controlling interests	—	—	163,997	(3)	(46,809)	117,185
So-Young International Inc. shareholders’ equity	2,444,129	565,304	1,340,201	98,368	(2,003,873)	2,444,129
Total liabilities and shareholders’ equity	2,512,057	2,194,106	1,898,390	831,971	(4,221,959)	3,214,565

	As of December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(In thousands)
Assets
Cash and cash equivalents	143,100	127,411	253,646	170,263	—	694,420
Restricted cash and term deposits	—	—	447	14,461	—	14,908
Trade receivables	—	—	15,538	20,468	—	36,006
Receivables from online payment platforms	—	—	3,409	11,378	—	14,787
Amounts due from VIE companies	—	15,292	229,112	—	(244,404)	—
Amounts due from Group companies	1,671,880	41,334	17,212	125,165	(1,855,591)	—
Amount due from related parties	—	—	85	33,297	—	33,382
Term deposits and short-term investments	208,938	647,011	20,006	—	—	875,955
Inventories	—	—	110,742	9,738	—	120,480
Prepayment and other current assets	6,826	18,800	74,980	36,126	(9,843)	126,889
Investment in subsidiaries and VIEs	531,693	1,323,281	84,826	34,691	(1,974,491)	—
Long-term investments	—	—	93,000	134,959	—	227,959
Property and equipment, net	—	—	92,265	24,407	(488)	116,184
Intangible assets	—	—	137,609	31,671	—	169,280
Deferred tax assets	—	1,613	37,043	26,083	—	64,739
Operating lease right-of-use assets	—	—	27,709	35,189	—	62,898
Goodwill	—	—	540,009	684	—	540,693
Other non-current assets	—	—	86,516	12,777	—	99,293
Total assets	2,562,437	2,174,742	1,824,154	721,357	(4,084,817)	3,197,873

Liabilities
Taxes payable	—	4,822	20,457	49,301	—	74,580
Contract liabilities	—	—	33,917	76,242	—	110,159
Salary and welfare payables	—	416	40,188	31,928	—	72,532
Amounts due to VIE companies	39,786	5,315	80,064	—	(125,165)	—
Amounts due to Group companies	23,722	1,632,272	74,432	244,404	(1,974,830)	—
Amounts due to related parties	—	—	—	5,895	—	5,895
Accrued expenses and other current liabilities	1,004	224	46,306	186,898	(9,843)	224,589
Operating lease liabilities-current	—	—	19,314	30,971	—	50,285
Operating lease liabilities-non current	—	—	9,465	11,507	—	20,972
Deferred tax liabilities	—	—	24,620	6,373	—	30,993
Total liabilities	64,512	1,643,049	348,763	643,519	(2,109,838)	590,005

Shareholders’ equity
Non-controlling interests	—	—	163,812	(6,988)	(46,881)	109,943
So-Young International Inc. shareholders’ equity	2,497,925	531,693	1,311,579	84,826	(1,928,098)	2,497,925
Total liabilities and shareholders’ equity	2,562,437	2,174,742	1,824,154	721,357	(4,084,817)	3,197,873

Selected Condensed Consolidated Cash Flows Information

	For the year ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(In thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company receipts/(payments) related to service and sales	—	870	238,218	(239,088)	—	—
Other operating/administrative activities with external parties	(7,914)	18,271	(255,721)	267,865	—	22,501
Net cash (used in)/provided by operating activities	(7,914)	19,141	(17,503)	28,777	—	22,501
Purchase of short-term investments and term deposits	(491,162)	(1,219,379)	(493,882)	(31,000)	—	(2,235,423)
Proceeds from maturities of short-term investments and term deposits	411,184	1,252,474	424,435	15,000	—	2,103,093
Loans to Group companies	(178,985)	(241,488)	(1,950)	(57,680)	480,103	—
Repayments from Group companies	237,747	26,523	589	73,982	(338,841)	—
Other investing activities with external parties	—	(7,161)	(1,439)	(61,681)	—	(70,281)
Net cash used in investing activities	(21,216)	(189,031)	(72,247)	(61,379)	141,262	(202,611)
Borrowings under loan from Group companies	—	420,170	42,921	17,012	(480,103)	—
Repayments to borrowings under loan from Group companies	—	(285,752)	(42,500)	(10,589)	338,841	—
Other financing activities with external parties	(125,426)	—	25,411	—	—	(100,015)
Net cash (used in)/provided by financing activities	(125,426)	134,418	25,832	6,423	(141,262)	(100,015)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	19,684	(7,819)	—	—	—	11,865
Net decrease in cash, cash equivalents and restricted cash	(134,872)	(43,291)	(63,918)	(26,179)	—	(268,260)
Cash, cash equivalents and restricted cash at the beginning of the year	143,100	127,411	253,654	176,835	—	701,000
Cash, cash equivalents and restricted cash at the end of the year	8,228	84,120	189,736	150,656	—	432,740

	For the year ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(In thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company (payments)/receipts related to service and sales	—	(25,089)	327,117	(302,028)	—	—
Other operating/administrative activities with external parties	(54,390)	115,125	(451,962)	278,354	—	(112,873)
Net cash (used in)/provided by operating activities	(54,390)	90,036	(124,845)	(23,674)	—	(112,873)
Purchase of short-term investments and term deposits	(201,348)	(623,489)	(340,433)	(40,500)	—	(1,205,770)
Proceeds from maturities of short-term investments	318,785	—	410,000	36,000	—	764,785
Acquisitions of subsidiaries, net of cash acquired	—	—	(97,492)	—	—	(97,492)
Loans to Group companies	(82,766)	(56,821)	(16,646)	(37,000)	193,233	—
Repayments from Group companies	41,383	252	66,000	—	(107,635)	—
Other investing activities with external parties	—	—	(291)	(33,444)	—	(33,735)
Net cash provided by/(used in) investing activities	76,054	(680,058)	21,138	(74,944)	85,598	(572,212)
Borrowings under loan from Group companies	—	92,685	37,000	63,548	(193,233)	—
Repayments to borrowings under loan from Group companies	—	(51,383)	—	(56,252)	107,635	—
Other financing activities with external parties	(14,247)	—	—	661	—	(13,586)
Net cash (used in)/provided by financing activities	(14,247)	41,302	37,000	7,957	(85,598)	(13,586)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	79,877	(24,015)	—	—	—	55,862
Net increase/(decrease) in cash, cash equivalents and restricted cash	87,294	(572,735)	(66,707)	(90,661)	—	(642,809)
Cash, cash equivalents and restricted cash at the beginning of the year	55,806	700,146	320,361	267,496	—	1,343,809
Cash, cash equivalents and restricted cash at the end of the year	143,100	127,411	253,654	176,835	—	701,000

	For the year ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(In thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company receipts/(payments) related to service fee	—	19,529	826,534	(846,063)	—	—
Other operating/administrative activities with external parties	12,117	(42,718)	(423,823)	538,711	—	84,287
Net cash provided by/(used in) operating activities	12,117	(23,189)	402,711	(307,352)	—	84,287
Purchase of short-term investments	(610,841)	(1,048,963)	(220,000)	(40,000)	—	(1,919,804)
Proceeds from maturities of short-term investments	549,344	2,213,525	180,000	110,000	—	3,052,869
Acquisitions of business combination, net of cash acquired	—	—	(635,970)	(902)	—	(636,872)
Capital contribution to Group companies	—	(860,000)	—	—	860,000	—
Loans to Group companies	(446,270)	—	(289,903)	(164,000)	900,173	—
Repayments from Group companies	764,712	—	68,675	82,006	(915,393)	—
Other investing activities with external parties	—	—	(130,127)	(26,244)	—	(156,371)
Net cash provided by/(used in) investing activities	256,945	304,562	(1,027,325)	(39,140)	844,780	339,822
Capital contribution from Group companies	—	—	860,000	—	(860,000)	—
Borrowings under loan from Group companies	—	575,270	35,000	289,903	(900,173)	—
Repayments to borrowings under loan from Group companies	—	(846,716)	—	(68,677)	915,393	—
Other financing activities with external parties	(216,743)	—	—	—	—	(216,743)
Net cash (used in)/ provided by financing activities	(216,743)	(271,446)	895,000	221,226	(844,780)	(216,743)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,813)	(4,782)	(1,647)	—	—	(9,242)
Net increase/(decrease) in cash, cash equivalents and restricted cash	49,506	5,145	268,739	(125,266)	—	198,124
Cash, cash equivalents and restricted cash at the beginning of the year	6,300	695,001	51,622	392,762	—	1,145,685
Cash, cash equivalents and restricted cash at the end of the year	55,806	700,146	320,361	267,496	—	1,343,809

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

We have experienced revenue and profitability declines in the past, and we cannot guarantee that we will be able to maintain revenue or profitability growth in the future. If we are unable to maintain growth, our business and prospects may be materially and adversely affected.

Our total revenues decreased by 25.7% from RMB1,692.5 million in 2021 to RMB1,257.9 million in 2022, and increased by 19.1% to RMB1,498.0 million (US$211.0 million) in 2023. Our gross profit decreased by 36.6% from RMB1,364.6 million in 2021 to RMB864.6 million in 2022, and increased by 10.3% to RMB953.7 million (US$134.3 million) in 2023. Our gross margin decreased from 80.6% in 2021 to 68.7% in 2022, and further decreased to 63.7% in 2023. We cannot assure you that we will be able to maintain revenue or profitability growth in the future. Our total revenues and gross profit may decline in the future for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing down of China’s medical aesthetic industry, emergence of alternative business models, and general economic conditions. If we are unable to maintain growth, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

We may be subject to consumer claims, regulatory or professional investigations and litigations regarding the medical information offered on our platform and services and products offered by us, which could materially and adversely affect our brand, reputation, and results of operations.

We work with medical aesthetic service providers when a medical or beauty treatment is performed for our user through reservation from our platform. In 2022, we expanded our presence in the medical aesthetics industry from online to offline with a new service called So-Young Prime. By collaborating with established medical aesthetics providers, we offer a range of standardized non-surgical aesthetic treatments. Our service covers the entire process from service reservation, reception, consultation, equipment and material verification, to post-treatment care. Moreover, we supply equipment and consumables for the entire process. Our partnering providers reserve a service room dedicated to serving So-Young Prime customers, with delegated personnel provided by us, whose responsibility is to work on site as an advisor and supervise the whole service process. We also enter into separate service agreements with doctors at our partnering providers, who represent So-Young while providing medical aesthetic services on the partnering providers’ sites and are responsible for performing services, including online consultation and medical aesthetic procedures. The doctors follow our procedures and instructions when performing services. We have implemented a screening procedure through verifying the qualifications and required licenses of medical service providers and also have recorded the contact person details of such medical service providers. However, we cannot assure you that all the information of the medical service providers we have is updated in a timely manner. Pursuant to the PRC Law on the Protection of Rights and Interests of Consumers, under the circumstances where the users suffer injuries or damages due to the service reserved on our platform, especially treatment we offered in collaboration with our partnering medical aesthetic service providers under our own brand, they may bring claims or legal proceedings against us as a platform service provider if we fail to provide the real names, addresses and valid contact details of the medical service providers in the event that users request such information for purposes of seeking compensation from the medical service providers. Furthermore, if we know or should have known that medical service providers we collaborate with infringe upon the legitimate rights and interests of users but we fail to take necessary measures, we may be subject to joint and several liability with the medical service providers. Users may also seek refunds in such situations.

Any incorrect decisions on the part of our service providers or any incorrect decisions made by our own medical treatment facilities may result in undesirable or unexpected outcomes, including complications, injuries and potentially death in the most extreme cases. We may be subject to complaints, claims or legal proceedings initiated by our users as a result of any negative physical reaction to services reserved on our platform or services provided by ourselves. In addition, unsatisfactory services provided by the doctors may result in users bring complaints and claims to us. We have implemented a strict procedure to verify the qualifications and required licenses of the medical service providers we partner with. However, we cannot assure you that all our medical service providers are fully licensed and qualified as required by laws of mainland China. Pursuant to the PRC E-Commerce Law that became effective on January 1, 2019, we are required to verify the identities of the persons doing online businesses over our platform (such as medical service providers on our platform), including but not limited to verification of business licenses and other required qualifications or licenses, and shall take necessary steps if we find out or should have found out that services provided by a service provider do not comply with the requirements of health and safety protections. If we are deemed to have failed to verify the service providers’ qualifications and licenses, or failed to otherwise perform our obligations as a platform with respect to services that are pertinent to the life and health of consumers provided through our platform, we may be subject to potential sanctions under laws of mainland China, including suspension of certain business activities, rectification, compensation, and administrative penalties, and may face civil and criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Consumer Protection” and “—Regulation—Regulations on E-commerce.” Moreover, failure to perform medical services in accordance with various evolving laws and regulations of mainland China could expose us to penalties, claims, regulatory actions or litigations. As of the date of this annual report, certain of the consolidated affiliated entities are engaging in aesthetic medical services. We may not be able to avoid malpractice, medical negligence or misconduct exposure, including malpractice, medical negligence or misconduct by our personnel, machine or equipment error. We cannot assure you that we will not be involved in malpractice, medical negligence or misconduct claims in the future. These claims may be brought against us by way of legal proceedings or lodging of formal complaints with the licensing regulatory bodies. Any non-compliance with the regulations may expose us to regulatory actions and administrative penalties, and negatively affect our business operation and financial position. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Medical Liabilities” And “—Regulation—Regulations on Aesthetic Medical Services.”

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

Moreover, we have engaged in the research, development, production, sales and agency of laser and other optoelectronic medical equipment since July 2021 and the sales of medical beauty products produced by third parties, which mainly include cosmetic injectables, since 2022. For the equipment, Wuhan Miracle has established a comprehensive quality management system and production control procedures with an experienced quality control department. We have also adopted a series of measures for selecting third-party provider for our sales of medical beauty products. However, we cannot guarantee that all of the equipment and products are free of defects or substantially meet the relevant quality standards. If the equipment and products are defective, of poor quality, or cause any adverse reaction, we could be subject to liability claims, complaints or adverse publicity that could result in the imposition of penalties or suspension of licenses by government authorities or damages imposed on us by courts. We may also need to find suitable replacement products, which may lower our profit margins and result in delays in services to our customers.

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

We dedicate ourselves to providing transparent information. The information available on our platform includes but is not limited to registration or practicing license details and contact information of medical service provides, description of different types of medical aesthetic services, the price of such services and reviews and Beauty Diaries associated with the service providers contributed by users. We also connect our users with medical service providers. We have adopted internal control and platform regulation measures seeking to ensure the authenticity and pertinence of the medical aesthetic information available on our platform and endeavor to prevent the information disseminated on our platform from being considered medical, drug or other medical device advertisements.

We believe it is improbable that PRC governmental authorities will deem the content or the format of the information disseminated from and displayed on our platform to constitute medical, drug or other medical device advertisements, and we have not been subject to any regulatory authority’s inquiries or investigations in connection with the content or format of information disseminated from and displayed on our platform which could have a material adverse effect on our business, financial condition, results of operations and prospects. However, as advertisement is currently defined vaguely and broadly under the relevant laws and regulations of mainland China and the available regulatory interpretations, we cannot assure you that the information provided by medical aesthetic services providers on our platform will not be deemed by relevant authorities as advertisement.

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

To serve our expanding user base and our users’ evolving medical service needs, we continually expand into new geographic areas and offer new services. For example, in 2022, we expanded our presence in the medical aesthetics industry from online to offline by collaborating with established medical aesthetics providers. Expansion into diverse locations, new business lines and business categories involves new risks and challenges. Our lack of familiarity with these new geographic areas and service offerings may make it more difficult for us to anticipate user demand and preferences.

We have mainly focused on service providers in the major urban centers in China, and we plan to expand our nationwide network coverage to penetrate further into China’s smaller cities. We also plan to expand further into international markets. There is no assurance that our geographic expansion strategies will be successful. As we enter markets and countries that are new to us, we must tailor our services and business model to the unique circumstances of such markets and countries, which can be complex, difficult and costly, and divert management and personnel resources. In addition, we may face competition from platforms that may have more experience with operations in such markets and countries. In addition, laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses could slow our growth. Our failure to adapt our practices, systems, processes and business models effectively to user preferences of each country into which we expand, could also affect our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins as our revenues from these markets grow over time.

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

We cannot assure you that the acquired Wuhan Miracle will bring the anticipated benefits to us. We have limited experience with the research and development, production, sales and agency of medical equipment and we may not be able to successfully integrate Wuhan Miracle into our existing business. We face uncertainties and challenges in navigating the complex regulatory environment, competing effectively in product performance, reliability, quality and safety, and developing and/or upgrading products and services as well as technologies to meet everchanging user needs. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition of Wuhan Miracle. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of Wuhan Miracle could cause an interruption of, or a loss of momentum in, our business and could adversely affect our results of operations. The acquisition and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to realize. We would be subject to and may not be able to successfully manage a variety of additional risks associated with respect to combining Wuhan Miracle with us. These risks include, but are not limited to, the following:

●	challenges in the integration of operations and systems and in managing the expanded operations of a larger and more complex company;
●	challenges in achieving anticipated business opportunities and growth prospects from combining the businesses of Wuhan Miracle with the rest of our businesses;
●	rules and measures governing the production, sales and agency of medical equipment are complex and evolving, and we may not be able to navigate such complex regulatory environment or to respond to future changes in regulatory environment in an effective and timely manner;
●	if our products do not achieve and maintain market acceptance, our business and results of operations could be materially adversely impacted. Because the markets Wuhan Miracle operated in are highly competitive, customers may choose to purchase our competitors’ products or services, which would result in reduced revenue and loss of market share.
●	reduction or interruption in supply or other manufacturing difficulties may adversely affect our manufacturing operations and related product sales;
●	if our products contain defects or encounter performance problems, we may have to recall our products, incur additional unforeseen costs, and our reputation may suffer;

●	we are subject to product liability and negligence claims relating to the use of our products and other legal proceedings that could materially adversely affect our financial condition, divert management’s attention, and harm our business;
●	if we lose key personnel of Wuhan Miracle or are unable to attract and retain additional personnel, our ability to compete will be harmed and increases in labor costs could materially adversely impact our business and results of operations; and
●	unanticipated additional costs and expenses resulting from the integration of additional personnel, operations, products, services, technology and increased internal controls and financial reporting responsibilities could materially adversely impact our business and results of operations.

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

In addition to content produced by us, our ability to provide users with interesting, reliable and industry-specific content depends on information and content contributed by our users. We believe that one of our competitive advantages is the quality, quantity and open nature of the content on our platform, and that access to reliable, rich and industry-specific content is one of the main reasons users visit So-Young. We seek to foster a broader and more engaged user community, and we encourage influencers, such as social media celebrities and key opinion leaders, and doctors to use our platform to share interesting and high-quality content.

If content providers do not continue to contribute content to our platform as a result of any factors, such as government policy changes and use of alternative communication channels, or if the providers’ contents are not high-quality, reliable or otherwise valuable to users, we may be unable to provide users with attractive content, and our user base and user engagement may decline. If we experience a decline in the number of users or the level of user engagement, our business and operating results could be materially and adversely affected.

Our business may be materially and adversely affected by an unfavorable market perception of the overall medical aesthetic industry.

Medical aesthetic services have been gaining popularity in recent years. However, we believe that existing and potential users of the medical aesthetic service industry remain cautious about the risks inherent in medical aesthetic services and are therefore sensitive to any negative review, comment or allegations on the industry in general. Any such allegations, negative news or research results regarding accident, ineffectiveness of services, health risks or inadequate services standard by any medical aesthetic service provider, regardless of merits, may lead to a deterioration in consumer confidence in and market perception of the medical aesthetic service industry, and could lead to reduced demand for medical aesthetic services. Moreover, market perception of the medical aesthetic industry may be adversely affected by external factors beyond our control, including restrictive government policies and guidance. As a participant to the industry, we could consequently be exposed to reputational harm and our business, results of operations, financial condition and prospects may be adversely affected.

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

If we fail to meet the changes or developments in the regulatory framework in China with respect to the provision of online medical aesthetic services industry, our reputation may be harmed and our financial condition and results of operations may be materially and adversely affected.

As the online medical aesthetic service industry in China is at a relatively early stage of development, applicable laws and regulations may be adopted from time to time to address new issues and may require additional licenses and permits other than those we currently have obtained. As a result, substantial uncertainties exist with regard to the implementation and interpretation of and compliance with current and any future laws and regulations applicable to our business. We cannot assure you that we will be able to meet all the applicable regulatory requirements or comply with all the applicable regulations and guidelines at all times. Failure to do so could result in sanctions, fines, penalties or other disciplinary actions, including, among other things, limitations or prohibitions on our future business activities, which may harm our reputation, and consequently materially and adversely affect our financial condition and results of operations.

We face risks related to health epidemics, natural disasters, and other outbreaks, which could significantly disrupt our operations.

Given the nature of the medical aesthetic industry, our business and the business of our service providers could be significantly and adversely affected by health epidemics, including COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other diseases. In addition, our business operations could be disrupted if any of our employees is suspected of having COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic disease, since it could require our employees to be quarantined and/or our offices to be disinfected. COVID-19 resulted in quarantines, travel restrictions and temporary closure of businesses and facilities in China and worldwide between 2020 and 2022. The extent to which the pandemic impacts our results of operations going forward will depend on future developments, including the frequency, duration and extent of future outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. In addition, substantially all of our revenues and workforce are concentrated in mainland China. Our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

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

Our business generates and processes data in the ordinary course, and we are required to comply with laws of mainland China relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.

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

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both in China and other jurisdictions, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security, cybersecurity and protection. If we are unable to manage these risks, we could receive negative publicity or become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. For risks relating to our compliance with data privacy laws and regulations in jurisdictions other than China, see “-Our business is subject to data privacy laws and regulations in jurisdictions other than China. Any failure or perceived failure to comply with such laws and regulations could have a material and adverse impact on our business, financial condition and results of operations.”

The regulatory and enforcement regime in mainland China with regard to data security, cybersecurity and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations on Internet Security” and “-Regulations on Privacy Protection.” The following are examples of certain recent regulatory activities in mainland China in this area:

In December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulate that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or Implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under laws of mainland China. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China, we may be subject to obligations in addition to what we have fulfilled under cybersecurity laws and regulations of mainland China.

In November 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments). The regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the regulations require that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the regulations were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Regulations on the Network Data Security (Draft for Comments) remain unclear on whether these requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of mainland China. We cannot predict the impact of these two regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures and the enacted version of the draft regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations.

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

Any failure, or perceived failure, by us, or by our business partners, to comply with any applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in the suspension or even removal of our apps, as well as civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. For example, in November 2021, So-Young mobile app, one of our apps, was removed from app stores for improperly collecting personal information in violation of laws and regulations of mainland China. Since then, we have taken a series of measures, including the formation of a special task force to investigate and rectify the problem to ensure the security of users’ personal information. We had rectified our user personal information collection practice to comply with relevant laws and regulations and submitted a report to local branch of the Cyberspace Administration of China in Beijing in January 2022. In April 2022, we were notified that our rectification measures were in compliance with laws and regulations of mainland China and So-Young mobile app was reinstated in app stores and available for downloads. As of the date of this annual report, we have not received any further notices or penalties from the governmental authorities. We will continue to update our user personal information collection practice to comply with relevant laws and regulations but we cannot assure you that our data privacy system will always be considered sufficient under the laws and regulations and other privacy standards. If our app is ordered to be removed again from the app stores, or if fines or other restrictions are imposed on our business or other penalties and sanctions are imposed on us as a result of any cybersecurity review that we might be required to undergo in the future, the growth and usage of our platform in China will suffer, which would materially and adversely affect our business, financial condition, results of operations and prospects.

Our business is subject to data privacy laws and regulations in jurisdictions other than China. Any failure or perceived failure to comply with such laws and regulations could have a material and adverse impact on our business, financial condition and results of operations.

We face risks inherent in handling and protecting data and are subject to various regulatory requirements relating to the security and privacy of data. See “—Our business generates and processes data in the ordinary course, and we are required to comply with laws of mainland China relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations” for details. Regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. In the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.

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

Our current level of information and reservation services fee rates may decline in the future, and any material reduction in our fee rates may reduce our profitability and materially and adversely affect our business.

We derive the majority of our revenues from information and reservation services fees paid by medical aesthetic service providers on our platform. We may experience pressure on our information and reservation services fee rates as a result of the competition we face in the online medical aesthetic service industry, as well as macroeconomic factors that are beyond our control.

As the online medical aesthetic industry in China is experiencing significant growth and intensifying competition, we expect that average fee rates for certain medical aesthetic treatment and procedures may decrease. We believe that any downward pressure on these fee rates would likely continue and intensify as more players enter the market. A decline in the industry average fee rates in China could in turn lower our fee rates. In recent years, our reservation services fee rates have decreased due to our operating strategy to provide higher subsidies to our end users. If our information or reservation services fee rates decrease significantly in the future, our business, results of operations and financial condition may be materially and adversely affected.

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

Our business is subject to governmental supervision and regulation by the PRC governmental authorities, including the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, national and local health commissions, the National Radio and Television Administration or NRTA, the National Medical Products Administration, the State Administration for Industry and Commerce, and other governmental authorities in charge of the categories of services offered by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online medical aesthetic business, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment.

We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, our platform currently offers original short videos created by ourselves and our service providers. In the past, our platform also provided live video broadcasting. According to the PRC Administrative Provisions on Internet Audio-Visual Program Services, a provider of online audio-visual service is required to obtain a license for online transmission of audio-visual programs, or Audio-Visual License. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Internet Audio-Visual Program Services.” We have not obtained the Audio-Visual License for providing internet audio-visual program services and content through our platform in China and we may not be eligible for the Audio-Visual License, because the current laws and regulations of mainland China require an applicant to be a wholly state-owned or state-controlled entity. In addition, because uncertainty remains regarding the interpretation of relevant concepts including “online publications” under the current laws and regulations of mainland China, the provision of content by ourselves, including articles on medical aesthetic services, on our online platform may be considered “online publishing” and we may be required to obtain an Internet Publishing License, which we currently do not have. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Online Publishing.” According to the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation), internet diagnosis and treatment activity shall be provided by medical institution that has obtained the Medical Institution Practicing License and the medical institution shall apply for registration of Internet diagnosis and treatment activity. However, the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation) does not provide a clear definition on the Internet diagnosis and treatment activity. We may be required to obtain a Medical Institution Practicing License if certain interactive medical aesthetic feature provided by on our platform is further defined by the competent regulatory authority as internet diagnosis and treatment activity. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Internet Medical Services.”

In addition, medical device manufacturers are subject to periodic licensing renewal requirements and inspections by various government agencies and departments. The evolving industry regulations have increased the difficulty and uncertainty of new product registration, which may affect the renewal of Wuhan Miracle’s production certification and new product registration, which will have an adverse impact on Wuhan Miracle’s operation. Wuhan Miracle has obtained all necessary domestic and international licenses, permits and product quality certifications for its existing products. However, due to prolonged medical device certification and registration process, we cannot assure you that Wuhan Miracle will be able to obtain all certifications and complete requisite registration in time, which may delay the launch of its new products. If Wuhan Miracle fails to obtain the product registration certificate, it may have an adverse impact on our business operations and development. Moreover, any changes in laws and regulations could require us to obtain additional licenses, permits, approvals or certificates, impose additional conditions or requirements for the renewal of the licenses of the medical device, or result in the invalidation of our currently owned licenses.

As of December 31, 2023, we had not received any notice of warning or been subject to penalties or other disciplinary action from the governmental authorities for lack of approvals and permits. However, we cannot assure you that we will not be subject to any warning, investigations or penalties in the future. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that apply retroactively or require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits, or subject to various penalties, including fines, termination or restrictions of the part of our business, revocation of our business licenses or fines on our historical practices, which may adversely affect our business and materially and adversely affect our business, financial conditions and results of operations.

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

While we have generated net income historically, we incurred net loss in 2022. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, attract users, further enhance and develop our service offerings, enhance our technology capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the transaction volume achieved on our platform may be lower than expected, which may lead to lower-than-expected revenues. Furthermore, we have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate majority of our total revenues from information, reservation services fees charged to medical aesthetic service providers we partner with and sales of medical products and maintenance services. Any material decrease in our information or reservation services fees, or sales of medical products and maintenance services would have a substantial impact on our financial condition. As a result of the foregoing and other factors, we may again incur net losses in the future.

Any failure to protect our content and other intellectual property could harm our business and competitive position.

We believe that trademarks, trade secrets, copyright and other intellectual property we use are critical to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Implementation and enforcement of China intellectual property laws have historically been deficient and ineffective for many reasons, including lack of procedural rules for discovery and evidence, and low damage awards. As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position.

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

In addition, while we typically require our employees who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. In addition, such agreements may be breached. Accordingly, we may be forced to bring claims against third parties or defend claims that they may bring against us related to the ownership of such intellectual property.

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

As we serve as a social platform for our users, we may be held liable for content that is posted, made available through or linked to our platform. The content on our platform includes pictures, videos and others. Although we have required our content providers to post only legally compliant and inoffensive materials and have set up screening procedures, our requirements and screening procedures may fail to eliminate all potentially noncompliant content. In addition, we may fail to fully screen and prevent medical service providers from posting inauthentic user pictures and reviews on our platform. If the competent PRC authorities, including the Cyberspace Administration of China, find that we have not adequately managed or supervised the content on our platform, they may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform, or remove our So-Young mobile app from application stores. Moreover, we may face potential claims for libel or slander in connection with our platform content, or a third party may find content on our platform offensive or indecent and take other legal action against us. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources. If we incur costs or liability as a result of these events, our business, financial condition and operating results could be adversely affected.

Privacy concerns relating to our services and the use of user information could negatively impact our user base or user engagement. If we fail to protect the confidential information of our users, whether due to cyberattacks, computer viruses, physical or electronic break-ins, or other reasons, we may be subject to liabilities imposed by laws and regulations, and our reputation and business may be materially and adversely affected.

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

In addition, any systems failure or compromise of our security that results in the unauthorized access to or release of the data of our users or service providers could significantly harm our reputation and brand. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base. Our practices may also become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. In addition to the possibility of fines, such inconsistency could result in substantial costs or requirement that we change our practices, which could have an adverse effect on our business and operating results. See also “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Uncertainties with respect to the legal system of mainland China could adversely affect us.”

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

In addition, our platform and internal systems rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected programming errors or flaws. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for users using our platform or disruptions to the operations of our medical service providers, delay introductions of new features or enhancements, result in errors or compromise our ability to support effective user service and enjoyable user engagement. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation and loss of users, which could adversely affect our business, results of operations and financial conditions.

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

Historically, we had engaged in collecting payments on behalf of third parties, which may be deemed as having provided payment settlement services, thereby exposing us to potential penalties. We have since begun to cooperate with several third parties for the billing, payment and escrow functions on our platform. The commercial banks and third-party online payment service providers that we work with are subject to the supervision by the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the availability of services provided by such entities for us. For example, in November 2017, the PBOC published a notice, or the PBOC Notice on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. We believe that our partnership with the commercial banks and third-party online payment service providers are not in violation of the PBOC Notice, but we cannot assure you that the PBOC or other governmental authorities will hold the same view with ours. If required by the PBOC or new legislation, the commercial banks or the payment service providers may modify or suspend the services they offer to us, and we may be required to obtain additional license and incur additional expenses. If the PBOC or other governmental authorities deem our cooperation with the commercial banks and payment service providers as in violation of laws and regulations, we may be subject to penalties, fines, legal sanctions or suspension of the relevant functions on our platform. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Payment Services.”

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

Any future strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from government authorities in China and elsewhere in the world. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We currently maintain directors and officers liability insurance. Our property insurance and public liability insurance expired in February 2024. We expect to renew our property insurance and public liability insurance in May 2024. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The Federal Reserve and other central banks outside of China have raised interest rates. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

China’s overall economy and the average wage in China have increased in recent years, and we expect it to grow further. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our results of operations may be materially and adversely affected.

In addition, we have been subject to PRC regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to requirements in terms of signing labor contracts, paying minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations. If we are deemed to have violated labor laws and regulations, we could be required to provide additional compensation to our employees, and our business, financial condition and results of operations will be adversely affected.

We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which may result in significant share-based incentive expenses.

We have adopted the Second Amended and Restated 2018 Share Plan, or the 2018 Plan, in March 2019 for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2018 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the 2018 Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. As of February 29, 2024, options to purchase 499,953 ordinary shares were granted and outstanding under the 2018 Plan.

Our board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards shall initially be 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of this Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by our board of directors. As of February 29, 2024, 1,225,263 awards have been granted and outstanding under the 2021 Plan.

Our board of directors approved the 2023 Share Incentive Plan, or the 2023 Plan, in February 2023. Under the 2023 Plan, the maximum aggregate number of shares available for granting of awards shall be 3,000,000 Class A ordinary shares (including those represented by ADSs). As of February 29, 2024, 595,904 awards have been granted and outstanding under the 2023 Plan.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2023.

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

We maintain cash and cash equivalents, restricted cash, deposits and short-term investments at third-party financial institutions in mainland China, Hong Kong and South Korea. Maintaining any significant portion of our assets in financial institution is subject to adverse conditions in the financial or credit markets, which could impact access to funds and our liquidity and financial performance. Although our cash and cash equivalents, restricted cash, deposits, and short-term investments are held in our operating accounts with or managed by reputable financial institutions, our access to funds in amounts adequate to finance or capitalize our current and projected future business operations could be impaired by factors that affect us, the financial institutions with which we have banking relationships, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. To date, we have not experienced any losses on cash or deposits held in our operating accounts; however, we can provide no assurances that our access to funds will not be impacted by adverse conditions in the financial markets or the negative performance of financial institutions.

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

Foreign ownership of certain telecommunication businesses and certain other businesses, such as provision of online medical aesthetic information and services, is subject to restrictions under current laws and regulations of mainland China. Specifically, foreign ownership of online medical aesthetic information and service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are an exempted company incorporated in the Cayman Islands. Beijing So-Young Wanwei Technology Consulting Co., Ltd., or So-Young Wanwei, is our subsidiary in mainland China and a wholly foreign-owned enterprise under laws of mainland China. To comply with laws and regulations of mainland China, we conduct our businesses in China through Beijing So-Young Technology Co., Ltd., or Beijing So-Young, and Beijing Chiyan Medical Beauty Consulting Co., Ltd., or Beijing Chiyan, the consolidated affiliated entities, and their subsidiaries, based on a series of contractual arrangements by and among So-Young Wanwei, the consolidated affiliated entities and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company-C. Organizational Structure.” Because of these contractual arrangements, we are the primary beneficiary of the consolidated affiliated entities and consolidate their financial results under U.S. GAAP.

We are a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in China through (i) our subsidiaries in mainland China and (ii) the variable interest entities with which we have maintained contractual arrangements and their subsidiaries in China. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with regulatory restrictions in mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs which contribute to 80.4% of our revenues excluding inter-company transactions in 2023. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

In the opinion of our PRC legal counsel, CM Law Firm, the ownership structure of So-Young Wanwei and the consolidated affiliated entities does not result in any violation of laws and regulations of mainland China currently in effect, and the contractual arrangements between So-Young Wanwei, the consolidated affiliated entities and their respective shareholders as governed by laws of mainland China will not result in any violation of laws or regulations of mainland China currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

If we had direct ownership of the consolidated affiliated entities in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the consolidated affiliated entities and their respective shareholders of their obligations under the contracts to exercise control over the consolidated affiliated entities respectively. The shareholders of the consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the consolidated affiliated entities. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of laws of mainland China and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the legal system of mainland China. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a consolidated affiliated entities should be interpreted or enforced by the courts in mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entities’ contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated affiliated entities, and our ability to conduct our business may be materially adversely affected. See “-Any failure by the consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the consolidated affiliated entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

All the agreements under our contractual arrangements are governed by laws of mainland China and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with laws of mainland China and any disputes would be resolved in accordance with legal procedures in mainland China. The legal system of mainland China is rapidly developing. As a result, uncertainties in the legal system of mainland China could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under laws of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under laws of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in courts in mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated affiliated entities, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Uncertainties with respect to the legal system of mainland China could adversely affect us.”

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

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law of the PRC, which became effective on January 1, 2020. Pursuant to the regulations, in the event of any discrepancy between the Foreign Investment law and the regulations and relevant requirements for foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the regulations shall prevail. However, the regulations still remain silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the laws and regulations of mainland China. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F.

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

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and five relevant guidelines on the application of Regulatory Rules, or, collectively, the Filing Rules, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. The Filing Rules establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Filing Rules, domestic companies that directly or indirectly offer or list their securities in an overseas market should file with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the mainland China. According to the Filing Rules, the issuer or its affiliated domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, a listed company like us is required to submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines to the domestic companies, and a warning and fines on the controlling shareholder, the actual controller and other responsible persons. The Filing Rules also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises and additional reporting obligations for listed companies in the case of material changes. However, as the Filing Rules were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing. For more details of the Filing Rules, please refer to “Item 4.Information on the Company-B. Business Overview-Regulations-Regulations Relating to M&A Rules and Overseas Listing.”

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

Substantially all of our revenues are derived from China. Accordingly, our results of operations, financial condition and prospects are influenced to a significant degree by political, economic, social conditions and government policies in China generally. The Chinese economy is unique in many respects, including government regulations, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The Chinese government also exercises significant control over China’s economy through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, there can be no assurance that the growth would be maintained or equitable across sectors. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may not have the same effect on us.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. Furthermore, the legal system of mainland China is based, in part, on government policies and internal rules may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

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

In additional, more restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The M&A Rules and certain other regulations of mainland China establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by enterprises in mainland China or natural persons acquire an affiliated domestic enterprise in mainland China. After the Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. Moreover, the Anti-Monopoly Law requires that the SAMR (or the Ministry of Commerce before March 2018) shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Any funds we transfer to our subsidiaries in mainland China, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with governmental authorities in China. According to the regulations of mainland China on foreign-invested enterprises, or FIEs, in China, capital contributions to our subsidiaries in mainland China are subject to registration with the SAMR or its local branches, the information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks. In addition, (a) any foreign loan procured by our subsidiaries in mainland China and consolidated affiliated entities is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and (b) each of our subsidiaries and consolidated affiliated entities in mainland China may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits (as defined below). See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Foreign Exchange.” Any loan to be provided by us to our subsidiaries in mainland China, consolidated affiliated entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our subsidiaries in mainland China and consolidated affiliated entities. If we fail to receive such approvals or complete such registration or filing, our ability to capitalize our operations in mainland China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our subsidiaries in mainland China. This is because there is no statutory limit on the amount of registered capital for our subsidiaries in mainland China, and we are allowed to make capital contributions to our subsidiaries in mainland China by subscribing for their initial registered capital and increased registered capital, provided that the subsidiaries in mainland China complete the relevant filing and registration procedures. With respect to loans to the subsidiaries in mainland China by us, (i) if the subsidiaries in mainland China adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the subsidiaries in mainland China and there is, in effect, no statutory limit on the amount of loans that we can make to our subsidiaries in mainland China under this circumstance because we can increase the registered capital of our subsidiaries in mainland China by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the subsidiaries in mainland China adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the subsidiaries in mainland China. These are the Risk-Weighted Approach and the Net Asset Limits. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our subsidiaries in mainland China. Currently, our subsidiaries in mainland China have the flexibility to choose between the Current Foreign Debt mechanism and the Notice No. 9 Foreign Debt mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our subsidiaries in mainland China are no longer able to choose the Current Foreign Debt mechanism, our ability to provide loans to our subsidiaries in mainland China or the consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the laws of mainland China. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On April 8, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. SAFE Circulars 19 and 16 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our subsidiaries in mainland China. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. SAFE Circular 19, SAFE Circular 16 and other rules and regulations may significantly limit our ability to transfer to and use in China any foreign currency, which may adversely affect our business, financial condition and results of operations.

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

Pursuant to SAFE Circular 37, residents in mainland China who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the subsidiaries in mainland China of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are residents in mainland China and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Company, or SAFE Circular 7. Under SAFE Circular 7 and other rules and regulations, residents in mainland China and non-PRC citizens who reside in mainland China for a continuous period of not less than one year who participate in stock incentive plan in an overseas publicly-listed company, subject to a few exceptions, are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are residents in mainland China must retain a qualified PRC agent, which could be a subsidiary in mainland China of such overseas publicly listed company or another qualified institution selected by such subsidiary in mainland China, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our mainland China employees or employees who reside in mainland China for a continuous period of not less than one year and who have been granted share-based awards are subject to SAFE Circular 7 and other rules and regulations. Failure of our share-based award holders in mainland China to complete their SAFE registrations may subject these residents in mainland China to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiary in mainland China, limit the ability of our subsidiary in mainland China to distribute dividends to us, or otherwise materially adversely affect our business.

If we are classified as a resident enterprise in mainland China for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our shareholders that are non-resident of mainland China or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by an entity in mainland China is located in mainland China. Although this circular only applies to offshore enterprises controlled by enterprises or enterprise groups in mainland China, not those controlled by individuals in mainland China or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

According to the SAT Circular 82, an offshore incorporated enterprise controlled by an enterprise or enterprise group in mainland China will be regarded as a tax resident in mainland China by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

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

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets in mainland China, including a transfer of equity interests in an unlisted non-resident holding company of a resident enterprise in mainland China, by non-resident enterprises in mainland China may be re-characterized and treated as a direct transfer of the underlying assets in mainland China, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%, for the transfer of equity interests in a resident enterprise in mainland China. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues of Tax Withholding regarding Non-resident Enterprise Income Tax, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-resident enterprises in mainland China. Our company may be subject to filing obligations or taxes if our company is the transferor in such transactions and may be subject to withholding obligations if our company is the transferee in such transactions, under Bulletin 37 and Bulletin 7.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in mainland China may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008 and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous labor laws of mainland China. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

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

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and the related implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector. The guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. As the guidelines were relatively new, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects.

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

In March 2018, the SAMR was formed as a governmental agency to take over, among other things, the anti-monopoly enforcement functions from the departments under the Ministry of Commerce, the NDRC, and the former State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the PRC regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and antimonopoly related laws. For example, in April 2021, the SAMR, the Cyberspace Administration of China and the State Administration of Taxation, held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among others, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, making use of big data analysis to the disadvantage of existing customers, etc., shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, infringing consumers rights and interests, etc., they will be imposed with more severe penalties in accordance with the laws. We have been conducting necessary self-inspection in accordance with such guidance. We cannot guarantee you that we will not be subject to similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the security regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China and without the consent by the Chinese security regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law of the PRC and the Personal Information Protection Law of the PRC provide that no entity or individual within the territory of mainland China shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent PRC governmental authority. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China, and restrictions on the provision of documents, materials, data and personal information by entities and individuals in mainland China to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

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

We cannot guarantee that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

On May 7, 2021, our board of directors authorized a share repurchase program, or the 2021 Share Repurchase Program, under which we are authorized to repurchase up to US$70 million of our ADSs or ordinary shares through May 6, 2022. On November 18, 2022, our board of directors authorized a share repurchase program, or the 2022 Share Repurchase Program, under which we are authorized to repurchase up to an aggregate value of US$15 million of our shares (including in the form of ADS) during the 12-month period beginning from November 18, 2022. On January 3, 2023, our board of directors authorized an adjustment to the previously adopted 2022 Share Repurchase Program, increasing the aggregate value of shares (including in the form of ADS) that we may repurchase under the program from US$15 million to US$25 million to demonstrate our confidence in long-term prospects. During the term of the 2022 Share Repurchase Program and the 2021 Share Repurchase Program, we in aggregate purchased approximately 13.3 million ADSs, representing 10.3 million of our Class A ordinary shares. On March 18, 2024, our board of directors authorized a share repurchase program, or the 2024 Share Repurchase Program, under which we may repurchase up to an aggregate value of US$25 million of our ADSs or ordinary shares over the 12-month period beginning from March 22, 2024.

Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs. Furthermore, share repurchases could diminish our cash reserves.

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

Mr. Xing Jin, our co-founder, chairman of the board of directors and chief executive officer, beneficially owned all of our issued Class B ordinary shares as of February 29, 2024. These Class B ordinary shares constitute 15.3% of our total issued and outstanding share capital and 84.4% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual class share structure. See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Jin has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions, and may take actions that are not in the best interest of us or our other shareholders. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

We had been and may in the future be the subject of unfavorable allegations made by short sellers. On May 6, 2021. Blue Orca Capital issued a short seller report on us, causing anxiety and market disturbance, leading to abnormal share price movements. Any such allegations in the future may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resource to investigate such allegations and defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our ADSs could be greatly diminished.

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

You should primarily rely on the price appreciation of our ADSs for return on your investment.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We are a Cayman Islands exempted company, and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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

As a Cayman Islands exempted company listed on Nasdaq Stock Market LLC, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market LLC rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For example, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2023. In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the adoption of the 2021 Plan and the 2023 Plan. We may continue to rely on these or other exemptions in the future, and our shareholders may be afforded less protection than shareholders of companies that are subject to these corporate governance requirements as a result.

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

We believe that we were a passive foreign investment company for the taxable year ended December 31, 2023, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ADSs or ordinary shares.

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

Based upon the nature and composition of our income and assets (including the significant amount of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of income.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Taxation-U.S. Federal Income Tax Considerations) holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Considerations.”

If we are deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, because our primary business is the provision of information and online reservation services for consumers in the medical aesthetics industry.

Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. As a foreign private issuer, we would not be eligible to register under the Investment Company Act of 1940, and if a sufficient amount of our assets are deemed to be “investment securities” within the meaning of the act, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the act. Failure to avoid being deemed an investment company under the act coupled with our inability as a foreign private issuer to register under the act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

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

On November 22, 2021, we received a preliminary non-binding proposal letter from Mr. Xing Jin, our co-founder and chairman of the board of directors and chief executive officer, to acquire all of our outstanding Class A ordinary shares that are not already owned by Mr. Jin and his affiliates for a purchase price of US$5.30 per ADS, or US$6.89 per Class A ordinary share, in cash. On November 22, 2021, our board of directors formed a special committee consisting of three independent directors to evaluate and consider the letter. The special committee has retained Duff & Phelps, LLC as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel to assist it in this process.

On October 21, 2022, the special committee of our board of directors received a letter from Mr. Xing Jin, stating that Mr. Jin would withdraw the non-binding going private proposal dated November 22, 2021, with immediate effect.

On November 13, 2023, we announced that our subsidiary Wuhan Miracle has submitted the application documents for its potential initial public offering, or the IPO and listing on the Beijing Stock Exchange. The IPO application documents have been received and are under review by the Beijing Stock Exchange. According to Wuhan Miracle’s initial public offering documents, it plans to issue up to 20,000,000 shares, excluding shares issuable upon the exercise of an over-allotment option, which will account for approximately 25% of its total share capital after the IPO. Currently, the Company owns approximately 87.60% of Wuhan Miracle’s shares. The completion of the proposed initial public offering of Wuhan Miracle is subject to the review process by the Beijing Stock Exchange and the registration process by the China Securities Regulatory Commission.

Our principal executive offices are located at Tower E, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 8790 2012. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.soyoung.com. The information contained on our website is not a part of this annual report.

B.            Business Overview

Overview

So-Young is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. We present users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, we are well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market. Our business model comprises four integrated components: (i) our original, reliable and professional content and its distribution through major social media networks and our targeted media platforms in China, (ii) our engaged social community characterized by signature users of all levels of experience and medical professionals generated content, (iii) our transparent and user-friendly online reservation services for medical aesthetic treatment, and (iv) the research, development, production, sales and agency of laser, other optoelectronic medical equipment and the sales of cosmetic injectables.

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

We are also exploring other sectors in the medical aesthetic industry. Our acquisition of the controlling interest in Wuhan Miracle allows us to expand the scope of our business and provide users with a variety of laser and other optoelectronic solutions. We also expand into the sales of medical beauty products, which mainly include cosmetic injectables produced by third-party providers. These new lines of business allow us to achieve greater synergy and offer more closed-loop medical aesthetic services leveraging our strong brand image, extensive cooperation with medical aesthetic service providers and leading position in the medical aesthetics industry.

Our Online Platform

Our online platform is realized through various products, including So-Young mobile app, So-Young Weixin mini program, and soyoung.com website, where both users and medical aesthetic service providers can access our rich media content, engaging social community, and transparent online reservation function. In addition, we developed an operation dashboard on soyoung.com to improve the efficiency and effectiveness of the business operations for our medical aesthetic service providers.

In 2021, 2022 and 2023, our average monthly UVs are 14.3 million, 11.0 million and 19.1 million, respectively, and our average mobile MAUs are 8.5 million, 3.9 million and 3.1 million, respectively.

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

We develop and operate a number of Mini Programs on Weixin, including, among others, So-Young Beauty. So-Young Beauty features similar interfaces and functions as our mobile app. It serves as additional access points to our platform.

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

We distribute our content through all major social network and media platforms in China, encouraging followers and readers to share and repost our content. This strategy amplifies our brand image and enables us to reach a larger audience. Each account we manage on social media networks is designed to have its own tailored content and a distinct strong personality that targets a particular internet user demographic group.

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

In order to strengthen trust in both the users and content being posted by them and also enrich our content offering, we made a few strategic developments for Beauty Diaries. First, we used effective incentives to encourage users to produce more high-quality content online. Second, we optimized the content format to enable users to generate diaries more efficiently. By simply adding three related photos or one short-form video, users can start to share their medical aesthetic treatments and recovery progresses easily and conveniently. Third, we used both AI-backed screening mechanism and manual content reviewing team to ensure the authenticity of content. We also increased the visibility of premium original content and high-quality cases by using effective technology upgrades and label identification.

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

In 2023, we released our fifth version of the Emerald Doctor list. Doctors on the Emerald Doctor list must pass verified qualification checks. We have formed an evaluation committee comprised of professionals from different areas to assess the doctors based on numerous rating criteria. We also review the listed doctors regularly. We are committed to creating an industry-recognized list of best doctors that enhances trust and improves user stickiness. We believe this feature will become a standard of quality in the medical aesthetics industry and help drive traffic to the listed doctors.

Trustworthy Social Community

Our platform hosts an open and vibrant community of medical aesthetic consumers, from newcomer to medical aesthetic influencers. Users utilize our community to share a wide range of medical aesthetic experiences such as medical aesthetic procedure and skin care tips. Users also frequently provide reviews of medical aesthetic services or products, post questions and receive answers from medical aesthetic service providers and professionals. We offer the following mechanisms to promote social interaction among users and between users and medical aesthetic service providers on our platform:

●	Share. Users can easily share their experience on particular medical aesthetic treatment on our So-Young app by posting Beauty Diaries and providing short reviews and ratings.
●	Follow. Users can establish relationships with other users and medical aesthetic service professionals by electing to follow them.
●	Comment, Like, Favorite. Users can leave comments on all formats of content, including Beauty Diaries, videos and articles, and reviews in online reservation function, by clicking on the “Comment” button, and the author may reply to the comments. If users like the content, they can click on the Like button to express their support for the author. At the bottom of each content module, users can see how many people have commented on or liked the content. Users can also save most types of content into their favorites by clicking on the Favorite button.
●	Messaging. Users can send private messages among one another or to medical service providers and medical professionals in the form of text or voice recordings and can attach photos or Beauty Diaries on our platform.
●	Q&A. Users can raise questions addressed to particular medical professionals or medical aesthetic service providers in general. We urge our medical service providers and medical professionals to respond quickly to the questions.
●	Community Project. Users can produce and share beauty diaries based on their real treatment experiences. The premium articles have attracted many users to onboard our platform.
●	User Experience. For some online products, users can enjoy advanced medical beauty insurance payment, product authenticity guarantee and a hassle-free experience free of charge.

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

Our Services

Information Services and others

Leveraging our rich user generated content that effectively serves our engaging user base, we offer a diverse range of information services primarily to help our medical aesthetic service providers better introduce their services and increase their customer base. We generally enter into framework supply agreements with our service providers annually based on our standard form. In the contract, service providers agree to comply with all relevant laws and regulations, offer competitive price on our platform, actively resolve complaints and respond to other negative user feedback. We also reserve the right to terminate the contract when the service provider posts exaggerated information, relies on expired certifications, engages in illegal conducts, or encounters serious customer complaints.

We help our service providers introduce their services through information display on our platform. Medical aesthetic service providers can also participate in short-form video series to strengthen their branding effects. When a service provider joins our platform, it automatically participates in a multiple tiered growth system. Service providers are re-evaluated regularly based on their past performance indicators, such as user feedback. Under-performing statistics, often because of unsatisfactory user feedbacks, may result in downgrade in the growth system. The growth system incentivizes medical aesthetic service providers to improve their service quality on our platform in long term by providing exclusive benefits to higher level service providers. There is an increasing amount of information service fee discount as the level grows. Moreover, participants at higher levels enjoy more availability of information services, such as customized short videos and pop-up information display in mobile app. Internally, the growth system also gives our business development team guidance on the amount of resource we invest in certain medical aesthetic service providers and results in more targeted consulting and assistance on our platform.

As of December 31, 2021, 2022 and 2023, there were over 13,000, 14,400 and 15,100 medical service providers on our platform, respectively, including approximately 8,400 medical aesthetic service providers and 5,000 other consumption healthcare service providers in 2021, approximately 9,100 medical aesthetic service providers and 5,300 other consumption healthcare service providers in 2022 and approximately 9,600 medical aesthetic service providers and 5,500 other consumption healthcare service providers in 2023. Consumption healthcare services that can be reserved through our platform include dermatology, dentistry and orthodontics, physical examinations, gynecology and postnatal care.

We expand our presence in the medical aesthetics industry from online to offline by collaborating with established medical aesthetics providers. In August 2022, We launched a new service called So-Young Prime, which provides a one-stop medical aesthetics experience. Consumers can purchase So-Young Prime online and consume it afterwards offline at our partnering medical aesthetics providers, who will not charge any additional fees to the customers. We offer a number of standardized non-surgical aesthetic treatments, including minimally invasive treatments such as laser, ultrasound and anti-aging injections under our own brand. We design procedures that are standardized and cover the entire process from service reservation, reception, consultation, equipment and material verification, to post-treatment care. Moreover, we supply equipment and consumables for the entire process. Our partnering providers reserve a service room dedicated to serving So-Young Prime customers, with delegated personnel provided by us, whose responsibility is to work on site as an advisor and supervise the whole service process. We also enter into separate service agreements with doctors at our partnering providers, who represent So-Young while providing medical aesthetic services on the partnering providers’ sites and are responsible for performing services, including online consultation and medical aesthetic procedures. The doctors follow our procedures and instructions when performing services. After completion of the services, we settle the service fees with the service providers based on the products consumed and the fees with the doctors based on their working hours, workloads and work performances. So-Young Prime reduces consumers’ costs in testing different services and products and streamlines their decision-making processes. With standardized priced and procedures, we believe this new service creates more transparency in the medical aesthetic industry.

Reservation Services

We provide reservation services on behalf of medical aesthetic service providers when a medical or beauty treatment is performed for our user through reservation from our platform. We typically charge a rate of approximately 10% or 30% of the total amount paid by users for services introduced through our online reservation function. In 2023, we had 450.1 thousand users who purchased medical aesthetic services through our platform. In addition, users can purchase So-Young PASS through So-Young mobile app to receive certain number of medical aesthetic services depending on the type of treatment they intend to receive and their aesthetics needs.

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

To ensure that we have the right basis to calculate the reservation service fee pursuant to our contracts with our service providers, we actively follow up with our users on our platform. At the same time, users actively provide ratings and reviews online on the treatment that they consumed offline, which feedback allows us to check the accuracy of orders reported by service providers. In addition, as we form long-term relationships with our service providers, our penalty and policing system render conformity to service agreements a reasonable and cost-effective choice for them.

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

Wuhan Miracle

Wuhan Miracle is mainly engaged in the research and development, production, sales and agency of laser and other optoelectronic medical equipment, providing users with a variety of laser and other optoelectronic solutions. Its products primarily include light therapy device, surgical laser device and other equipment in dermatological, urological and ophthalmological sectors. It also provides sales and technical services for spare parts of related products and maintenance services for equipment users. Wuhan Miracle has developed and maintained an integrated system of raw material procurement, research and development, production and distribution suitable for its growth.

Light therapy devices

Wuhan Miracle provides light therapy device which is a physical therapy device that uses lights of specific wavelengths to treat various diseases and conditions. The device utilizes the biological effects of different kinds of light to stimulate human bodies’ natural healing processes. Light therapy devices can be used for removing vascular and pigmented lesions in skin, treating psoriasis, vitiligo, allergic dermatitis, leukoplakia, reducing acne scars and removing hair, among others. Wuhan Miracle’s light therapy devices mainly include:

●	Excimer laser treatment system: Therapy for psoriasis, vitiligo, hereditary allergic dermatitis and leukoplakia;
●	UV excimer therapy device: Assisted irradiation therapy for vitiligo and psoriasis;
●	LED light wave therapy device and red light therapy device: Irradiating human soft tissues to achieve anti-inflammatory, analgesic and restorative effects;
●	Laser/intense pulse light treatment system: 1064 nm wavelength for hair removal, wrinkle improvement and treatment of benign vascular lesions; 1320 nm wavelength for wrinkle improvement; 2940 nm wavelength for skin peeling and wrinkle improvement; and intensely pulsed light for benign skin pigmented lesions, benign vascular lesions treatment and hair removal;
●	Nd:YAG laser therapy device: 1064nm laser for treatment of blue-black tattoos, nevus of Ota, nevus of melanosis, and secondary hyperpigmentation; 532nm laser for treatment of freckles, age spots and coffee spots;
●	Semiconductor laser hair removal machine: Removal of skin hair;
●	Ruby laser therapy device: Treatment of benign skin pigmented lesions and removal of black, dark blue and green tattoos; and
●	Erbium (Er: YAG) laser therapy machine: Treatment of acne scars and wrinkles.

Surgical Laser Devices and others

Wuhan Miracle also provides other medical equipment, including surgical laser devices. Wuhan Miracle’s surgical laser devices are mainly used for urological surgery. The list below sets forth Wuhan Miracle’s other major medical devices:

●	Carbon dioxide laser treatment machine: Treatment of pigmented moles, sweat tumors, flat warts and common warts with an area less than 1 cm2;
●	Multi-wavelength laser treatment machine: Treatment of benign prostatic hyperplasia and urinary tract stones in urology;
●	Semiconductor laser treatment machine: Treatment of benign prostatic hyperplasia in urology;
●	Pneumatic liquid spray device: Spray liquid in the form of mist onto the skin surface to rinse the skin;
●	OPL Ophthalmic intense pulsed light: Treatment of dry eye caused by meibomian gland dysfunction;
●	Hydrodynamic assisted liposuction system: Hydrodynamic assisted liposuction treatment in plastic surgery; and
●	Medical laser fibers: Used with medical laser treatment machines with output wavelengths of 532nmm, 633nm, 1064nm, 1470nm and 2100nm and an SMA905 standard interface to transmit laser energy.

Maintenance Services

Wuhan Miracle also provides sales and technical services for spare parts of its products and maintenance services for its equipment users. It covers a wide range of services, including installation, operational training, error reporting, maintenance services and equipment packaging. Wuhan Miracle’s technical service department and customer service department have a number of experienced maintenance and technical support professional engineers who have received professional technical trainings. In addition to one-year maintenance, rapid maintenance response and other regular services, they provide customers with free consultation, guidance and testing services to ensure the safety and effectiveness of the products. Wuhan Miracle also organizes customers to participate in clinical trainings and provides after-sales technical trainings and application support services to help them better understand the product properties. Wuhan Miracle’s brand image and customer stickiness flourish on its comprehensive and high-quality service system.

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

Sales

We sell medical equipment, including products produced by ourselves and third-party produced products, to offline medical service providers and hospitals. With Wuhan Miracle, we offer diverse laser and other optoelectronic medical equipment. We also sell medical beauty products, which mainly include cosmetic injectables produced by third-party providers. We have built strong synergies among our product development pipeline, sales team and our online platform.

Manufacturing

We manufacture our medical equipment at our facilities in China.

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

As of December 31, 2023, we had a research and development team with 287 employees, including those focusing on technology development to support every aspect of our business operation, those focusing on artificial intelligent algorithm design and development, those focusing on underlying data and technology maintenance, and those focusing on the constant improvement of our existing products and the introduction of new products.

Artificial Intelligence

We believe we are in a unique position to capitalize on the use of artificial intelligence technologies, including computer vision, machine learning, and natural language processing, to further lead the revolution in medical aesthetic industry. Notable artificial intelligence products include:

●	AI Diagnosis. A key area of our research in artificial intelligence focuses on improved facial and object recognition technology powered by advanced neural network algorithms. Through our AI analysis tool, users can obtain preliminary diagnosis information on how to improve their personal appearances.
●	Cosmetic Surgery Simulation. We have applied various artificial intelligence and facial recognition technologies to offer users convenient facial analysis and allow users to simulate medical aesthetic treatment results on their pictures. Users can adjust multiple parameters on their facial data.
●	Intelligent Image Search. Based on our facial analysis technologies, we enable users to search on our platform with their facial pictures to directly return relevant medical aesthetic content and treatment information.
●	Content Ranking and Recommendation. We utilize artificial intelligence and machine learning technologies to power our ranking and recommendation system. We employ an intelligent ranking formula based on user preference and content quality.
●	Live Video Diagnosis. We bring consultation process online to help users get more direct and targeted medical aesthetic service advice. Service providers can easily conduct video call with users and offer accessible and cost-effective medical aesthetic diagnosis services.

●	Automatic Messaging System. We utilize natural language processing algorithms and machine learning technologies to develop automated messaging system, which have significantly improved user experience by providing instant and helpful feedback, reducing the operating expenses for medical aesthetic service providers.

Big Data

We build proprietary big data analysis framework on our platform to improve operating efficiencies and user satisfaction. We leverage big data analytics and artificial intelligence technologies to enhance the accuracy of user behavior predictions and user profiling and optimize our operation, targeted content and user experience.

The seamless collaboration among our technology and operational teams, together with our big data analytics capability, result in improved operational efficiency for our company and our medical aesthetic service providers. Our data engineers are involved in all critical operational areas. They have thorough understanding of the computational needs from different business segments and are therefore capable of providing technological support to address diversified needs in operating our platform.

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

Content Screening and Monitoring

We are committed to complying with laws and regulations on online content. We have invested significant resources in developing advanced content monitoring technologies, policies and procedures.

We maintain content management and review procedures to monitor Beauty Diaries, short-form videos, treatment reviews, featured articles, chat messages and other content on our platform to ensure that we are able to promptly identify content that may be deemed to be inappropriate, in violation of laws, regulations and government policies or infringing upon third-party rights. When any inappropriate or illegal content is identified, we promptly remove the content. We also take further actions to hold relevant content creators accountable when needed.

We have an automated AI-backed screening mechanism that serves as the first layer of defense in our content review system. This system automatically flags and screens out content that duplicates other content, or involve inappropriate or illegal audio, video, comments or texts. Once the content is processed by the automated screening mechanism, our system then extracts the content and sends to our manual content screening team, our second layer of defense, for further review. We have a dedicated team reviewing and handling content on our platform for compliance with applicable laws and regulations and ensuring the quality of our content.

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

We have also adopted a series of measures for the quality control of our laser and other optoelectronic medical equipment and medical beauty products. Through more than two decades of development and sales of laser and other optoelectronic medical equipment, Wuhan Miracle has established a strong quality control department with experienced technical personnel. It has implemented comprehensive quality procedures, covering a number of operation aspects including material purchase, production procedure, parts assembly, product testing, self-inspection and warehouse management. We also have a system for selecting reliable and quality third-party providers of medical beauty products. Our selection process is based on a thorough review of providers, considering their product offering, quality, pricing and reputation, among others.

Competition

The online medical aesthetics industry in China is highly competitive and rapidly evolving. Our primary competitors in the online medical aesthetics industry include (i) leading search engines, (ii) other online medical aesthetic service platforms, and (iii) general online e-commerce platforms. The medical equipment industry and the medical beauty product industry are also highly competitive and we expect that they will become even more competitive in future. We primarily compete with other medical equipment and medical beauty product providers.

We compete primarily on the basis of the following factors: (i) the rich and specialized content on medical aesthetic treatment for our targeted user base; (ii) our ability to seamlessly connect content and users with medical aesthetic service providers; (iii) the superior decision-making process on our platform; (iv) our large and active user base; (v) pricing of medical aesthetic treatment that could be reserved on our platform; (vi) our ability to attract and retain medical aesthetic service providers; (vii) medical aesthetic service provider validation, and treatment quality control; (viii) brand recognition and reputation; (ix) our equipment, product and service quality; (x) our ability to launch new equipment and products; (xi) the effectiveness of our branding and marketing activities; (xii) technological innovation and (xiii) the experience and expertise of our management team.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law in mainland China, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights.

As of December 31, 2023, we own 1,107 registered trademarks, copyrights to 201 software programs developed by us relating to various aspects of our operations, copyrights to 113 literature and art works, 249 issued patents, and 49 registered domain names, including soyoung.com.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We currently maintain directors and officers liability insurance. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We consider our insurance coverage to be sufficient for our business operations in China. Our property insurance and public liability insurance expired in February 2024. We expect to renew our property insurance and public liability insurance in May 2024.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-added Telecommunication Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the PRC, which were amended on July 29, 2014 and February 6, 2016. The regulations are the primary law of mainland China governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by companies in mainland China. The regulations distinguish between “basic telecommunication services” and “value-added telecommunication services.” The regulations define value-added telecommunications services as telecommunications and information services provided through public networks. Pursuant to the regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts.

The Catalog of Telecommunications Business, which was issued as an attachment to the regulations and updated on February 21, 2003, December 28, 2015 and June 6, 2019, further categorizes value-added telecommunication services into two classes: Class 1 value-added telecommunication services and Class 2 value-added telecommunication services. Internet information services and online data processing and transaction processing services fall within Class 2 value-added telecommunications services, and the provider of Internet information services and online data processing and transaction processing services shall obtain ICP License and EDI Licenses from the MIIT, or its provincial branches, prior to the provision of ICP Services or EDI Services.

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, which became effective on September 1, 2017, to supplement the Telecommunications Regulations of the PRC. These measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The measures also provides that an operator providing value-added telecommunication services in multiple provinces is required to obtain an inter-regional license, whereas an operator providing value-added telecommunication services in one province is required to obtain an intra-provincial license. Any telecommunication services operator must conduct its business in accordance with the specifications in its license.

We engage in business activities that are value-added telecommunication services as defined in the Telecommunications Regulations of the People’s Republic of China and the Catalog of Telecommunications Business. To comply with the laws and regulations, Beijing So-Young, the consolidated affiliated entity, has obtained a Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License, which will remain effective until August 20, 2025, and an EDI License which will remain effective until December 7, 2028. Beijing Meifenbao Technology Co., Ltd., a subsidiary of Beijing So-Young, held an ICP License, which expired on April 25, 2023. We ceased to provide the operations permitted under such license after its expiration. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Foreign Investment

The Foreign Investment Catalog

Investments conducted by foreign investors in mainland China are subject to the Catalog of Industries for Encouraging Foreign Investment (2022), and the Special Administrative Measures (Negative List) for Foreign Investment Access (2021), or the Negative List, which were jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce on October 26, 2022 and December 27, 2021, and became effective on January 1, 2023 and January 1, 2022, respectively. The Negative List sets out the special administrative measures stipulated by the State for foreign investment’s access to specific areas, pursuant to which foreign investors would not be allowed to make investments in prohibited industries under the Negative List, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in the fields that are included in the Negative List. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

The establishment, operation and management of corporate entities in the PRC is governed by the PRC Company Law, which was latest amended on December 29, 2023 and will take effect on July 1, 2024. The PRC Company Law governs two types of companies ——limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The primary amendments in the latest amended PRC Company Law include revisions aimed at improving the company’s establishment and exit system, optimizing the company’s organizational structure, detailing exercise of shareholder rights, perfecting the company’s-capital system and strengthening the responsibilities of controlling shareholders and management-personnel. etc.

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

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with provisions on labor protection.

On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law of the PRC, which also became effective on January 1, 2020. Under the regulations, in the event of any discrepancy between provisions or regulations on foreign investment formulated or promulgated prior to January 1, 2020 and the Foreign Investment Law and the regulations, the Foreign Investment Law and the regulations shall prevail. The regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to shareholding, senior management personnel and other matters in the Negative List. The Foreign Investment Law and the regulations do not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation, or the SAMR, jointly issued the Measures for Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in mainland China, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Measures for Reporting of Foreign Investment Information, and relevant information will be shared by the competent market regulation department to the competent commercial department, and separate report to the commercial department is no longer required.

Regulations on Foreign Investment in the Value-added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which were promulgated by the State Council on December 11, 2001 and latest amended on March 29, 2022. These regulations require that foreign-invested value-added telecommunications enterprises in China must be legally established and the ultimate foreign equity ownership in a foreign-invested value-added telecommunication enterprise is subject to a cap of 50%.

On July 13, 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, pursuant to which a company in mainland China that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Moreover, the domain names and registered trademarks used by an operating company providing value-added telecommunications services shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment must comply with its approved ICP License, and such company must improve its internal internet and information security standards and emergency management procedures.

On June 19, 2015, the MIIT issued the Circular on Loosening the Restrictions on Shareholding by Foreign Investors in Online Data Processing and Transaction Processing Business (for-profit E-commerce), or the Circular 196. The Circular 196 allows a foreign investor to hold 100% of the equity interest in an entity in mainland China that provides online data processing and transaction processing services (for-profit E-commerce). With respect to the applications for a license for on-line data processing and transaction processing businesses (for-profit E-commerce), the requirements for the proportion of foreign equity are governed by this Circular; other requirements and corresponding approval procedures are subject to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises.

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, including internet audio-visual program services and radio/television programs production and operation businesses, we have established various domestic consolidated affiliated entities to engage in value-added telecommunications services. For more information, please see “Item 4. Information on the Company-C. Organizational Structure.” Due to the lack of interpretative guidance from the PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-If the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” If our current ownership structure is found to be in violation of current or future laws, rules or regulations of mainland China regarding the legality of foreign investment in value-added telecommunications services and other types of businesses in which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, which were promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. The measures specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the authorities. In December 2019, the Cyberspace Administration of China issued the Provisions on Ecological Governance of the Internet Information Content, which came into effect on March 1, 2020. The Provisions on Ecological Governance of the Internet Information Content further strength the supervision on the platform of Internet information content provider and impose a stricter management requirement on the Internet information providers.

For instance, Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the above two regulations specify a list of illegal content. Internet information providers are prohibited from producing, copying, publishing or distributing illegal or prohibited information that is humiliating or defamatory to others, or contains obscene, violent, terrorist content or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions, including legal sanctions, suspending our business for rectification, closing our website, revoking the licenses needed to operate our platform, or removing our So-Young mobile app from application stores. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.” Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the authorities.

The Administrative Measures on Internet Information Services classifies internet information services into commercial internet information services and non-commercial internet information services. Commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain an ICP License.

Regulations on Advertising

On October 27, 1994, the Standing Committee of the National People’s Congress promulgated the Advertising Law, as amended most recently on April 29, 2021. The Advertising Law requires that advertisers, advertising operators, and advertisement publishers shall abide by the laws and administrative regulations, and by the principles of fairness and good faith while engaging in advertising activities. Administrative departments for market regulation at and above the county level are in charge of supervision and administration of advertising.

On July 4, 2016, the State Administration for Industry and Commerce, the predecessor of the State Administration of Market Regulation, promulgated the Interim Measures for the Administration of Internet Advertising, which became effective as of September 1, 2016. The measures set forth further compliance requirements for online advertising business in addition to those in the Advertising Law. On February 25, 2023, the SAMR promulgated the Administrative Measures for Internet Advertising, which will take effect from May 2023, and replace the measures. The measures apply to commercial advertising activities for the direct or indirect promotion of commodities or services within the territory of the People’s Republic of China by making use of websites, webpages, internet applications and other internet media in the forms of texts, pictures, audios, videos or other forms. Major additional compliance requirements are: (i) advertisements must be identifiable and marked with the word “advertisement,” enabling consumers to distinguish them from non-advertisement content; (ii) publishing advertisements on the Internet through a pop-up page or in other forms shall provide a prominently marked “CLOSE” button to ensure “one-click closure”; (iii) sponsored search results must be clearly distinguished from organic search results; (iv) it is forbidden to send advertisements or advertisement links by email or Internet instant message without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; (v) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal; and (vi) no advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplements or other special commodities or services which are subject to review by advertisement review authorities as stipulated by laws and regulations shall be released unless it has passed such review. Besides, pursuant to the Interim Measures for the Administration of Internet Advertising, Internet advertisers are prohibited from publishing in disguised form advertisements for medical treatment, drugs, medical devices, health food or formula food for special medical purposes in the form of introducing knowledge on health or health maintenance. For the introduction of knowledge on health and health maintenance, the address, contact details, shopping links and other contents of commodity operators or service providers of relevant medical treatment, drugs, medical devices, health food, or formula food for special medical purposes shall not be presented on the same page or together with such knowledge.

The Administrative Measures on Medical Advertisement, which were jointly promulgated by the State Administration for Industry and Commerce and the National Health and Family Planning Commission of China, the predecessor of the National Health Commission of China, on November 10, 2006 and came into effect on January 1, 2007, require that medical advertisements shall be reviewed by health authorities and obtain a Medical Advertisement Review Certificate before they may be released by a healthcare institution. The Medical Advertisement Review Certificate has an effective term of one year and may be renewed upon application.

The Interim Administrative Measures for Censorship of Advertisements for Drugs, Medical Devices, Dietary Supplements and Foods for Special Medical Purpose, were issued by the SAMR on December 24, 2019, which took effect on March 1, 2020. The measures stipulate the scope of application, contents of advertisement, competent authorities, examination procedures and legal liabilities in respect to advertisements examination of drugs and medical devices with a view to strengthening the supervision and administration of advertisements for drugs and optimizing examination procedure of advertisement for drugs and medical devices.

Pursuant to the measures, the contents of a drug advertisement shall be subject to the drug instructions approved by the medical products administration authority under the State Council, and the contents of a medical device advertisement shall be subject to the registration certificate or record-filing certificate approved by, or the product instructions registered by or filed with the competent medical products administration. Advertisement publishers shall publish advertisements for drugs and medical devices strictly accordance with the contents censored and shall not make any editing, splicing or modification.

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

On November 1, 2021, the SAMR enacted the Law Enforcement Guide on Medical Cosmetology Advertising, which indicted that “medical cosmetology advertising” refers to any commercial advertising that directly or indirectly introduces a medical cosmetology institution or medical cosmetology services through certain media or in any form. Market regulatory authorities shall rectify various medical cosmetology advertising chaos according to law and strive to solve problems with great harm and high public concern, with focus on crackdown on the following circumstances: (i) violating good social practices by creating “appearance anxiety”; (ii) advertising any drug or medical device that has not been approved by or filed for record with the drug authority in violation of laws and regulations governing drugs, medical devices, advertising, etc.; (iii) publicizing an y medical treatment item or service item that has not been approved by or filed for record with the health authority; (iv) publicizing the treatment effect or making any promise on the safety and efficacy of treatment; (v) using the name and image of the industry association or any other social community or organization as proof or using the name or image of a patient to compare the effects of treatment before and after treatment or to prove the same; (vi) using an advertising spokesperson to recommend or certify for medical cosmetology, and a so-called “recommendation officer” or “experience officer” appearing in a medical cosmetology treatment advertisement shall be deemed as an advertising spokesperson if he/she uses his/her own name or image to recommend a medical cosmetology treatment; (vii) publishing medical cosmetology treatment advertisings in a disguised form such as introduction of health or youth preservation knowledge, personal interviews, or news reports, etc. (viii) publicizing disease treatment functions relating to medical cosmetology treatment on food, health food, disinfection products or cosmetics; and (ix) other violations of advertising laws and regulations that seriously infringe upon the rights and interests of the people.

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-Characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits may have material impacts on our operations.”

Regulations on E-commerce

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-Commerce Law, which became effective on January 1, 2019. The law establishes the regulatory framework for the e-commerce sector in mainland China for the first time by laying out certain requirements on e-commerce operators, including e-commerce platform operators like us. Pursuant to the law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms, including but not limited to verify the business license, Medical Institution Practicing License, Medical Advertisement Review Certificate, physician qualification certificate, or license of aesthetic medical attending in-charge physician of services provider, as appropriate; (iii) provide identity and tax related information of merchants to local branches of the State Administration for Market Regulation and tax bureaus; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. The law also specifically stipulates that e-commerce platform operators shall not impose unreasonable restrictions or conditions on the transactions of their business operators on the platforms. According to the law, failures to comply with these requirements may subject the e-commerce platform operators to administrative penalties, fines and/or the suspension of business. In addition, for goods and services provided via e-commerce platforms and pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators’ failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the PRC E-Commerce Law. For details about medical liabilities that might arise, please refer to “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Medical Liabilities.”

Regulations on Consumer Protection

On October 31, 1993, the Standing Committee of the National People’s Congress promulgated the Law on the Protection of Rights and Interests of Consumers, which was amended on August 27, 2009 and October 25, 2013. Pursuant to the law, business operators must ensure that the commodities they sell satisfy safety requirements, provide consumers with authentic information, and guarantee the quality, function, term of use of the commodities. Failure to comply with the law may subject business operators to liabilities such as refund, returns, repairs, and the payment of damages. If business operators infringe upon the legal rights and interests of consumers, they may be subject to criminal liabilities. The amended Consumer Protection Law launched in October 2013 further enhances consumer protection and intensifies the obligations imposed on online trading platforms and business operators.

The PRC Civil Code, which was promulgated by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, provides that if an online services provider is aware that an online user is engaged in infringing activities but fails to take necessary measures, it shall be held jointly liable. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including removing, blocking and unlinking the infringing content, in a timely manner. Otherwise, it shall be held jointly liable with the online user.

In March 2021, the SAMR promulgated the Administrative Measures for Online Trading Supervision, or Online Trading Measures, which became effective on May 1, 2021, to regulate the business of products sale and services provision through the internet, which provides general obligations and responsibilities of online trading operators and online trading platform providers. The State Administration for Industry and Commerce issued the Guidelines for the Performance of Social Responsibilities by Online Trading Platform Operators on May 28, 2014 to regulate online product trading and the relevant services, guide online trading platform operators to actively perform social responsibilities, protect the lawful rights and interests of consumers and business operators, and promote the sustainable and healthy development of the online economy. These guidelines aim at enhancing the social responsibilities of online trading platforms.

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

The Regulations on Handling Medical Incidents, which were promulgated by the State Council on April 4, 2002 and effective on September 1, 2002, provide detailed provisions regarding the prevention, disposition, technical identification, administrative disposition and supervision and compensation of medical incidents. “Medical incident” means an accident caused by a medical institution or its medical personnel resulting in personal injuries to a patient due to faults in medical activities as a result of any violation of the laws, administrative regulations or departmental rules on medical and health administration, or of standards or procedures for diagnosis, cure and nursing. The medical institution and the patient may, through negotiation, settle the disputes on civil liability such as the compensation for medical incidents; if they are unwilling or fail to reach settlement, the parties concerned may apply for mediation to the health administration department, or may directly bring a civil lawsuit in the people’s court. The following factors shall be taken into account for determining the actual amount of compensation for medical incidents: the grade of the medical incidents; the extent of responsibility of the medical fault for the injury in the medical incidents; and the relationship between the injury in the medical incidents and the illness of the patient. Where a medical institution produces a medical accident, the health administration department may give the penalty to the medical institution according to the grade of the medical accident and circumstances.

Under the Regulations on Handling Medical Incidents, a medical incident can be classified as four degrees according to the seriousness of personal injuries to patients: (i) first degree medical incident: causing death or heavy disability of a patient, (ii) second degree medical incident: causing medium disability, or organ or tissue damage of a patient, thus resulting in severe dysfunction, (iii) third degree medical incident: causing minor disability, or organ or tissue damage of a patient, thus resulting in common dysfunction, and (iv) fourth degree medical incident: causing other tangible personal injuries to a patient. According to the Interim Measures for Medical Incident Appraisal, liability for medical incidents can be classified into four levels: (i) complete liability: the patient’s injuries were entirely attributable to the healthcare provider’s fault, (ii) primary liability: the patient’s injuries were primarily attributable to the healthcare provider’s fault, with other factors playing a secondary role, (iii) secondary liability: the patient’s injuries were primarily attributable to other factors, with the healthcare provider’s fault playing a secondary role, and (iv) minor liability: the patient’s injuries were for the most part attributable to other factors, with the healthcare provider’s fault playing a minor role. In practice, medical associations administered by the respective local branch of the National Health and Family Planning Commission of China may also adjudicate peer liability which denotes a 50% liability attributable to the healthcare provider.

Regulations on Payment Services

In June 2010, the People’s Bank of China, or PBOC, issued the Administrative Measures for the Payment Services of Non-Financial Institutions, which became effective in September 2010 and amended on April 29, 2020. Under the measures, a non-financial institution must obtain a payment business license, or Payment License, to qualify as a paying institution and provide payment services. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide services including online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC. Without PBOC’s approval. Non-financial institution or individual may not engage in payment business explicitly or in a disguised form.

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

Regulations on Healthcare Institutions

The Administrative Measures on Healthcare Institutions, which were promulgated on February 26, 1994 by the State Council and effective on September 1, 1994, and were revised on February 6, 2016, and March 29, 2022, and the Implementation Measures of the Administrative Measures on Healthcare Institutions, which were promulgated by the National Health and Family Planning Commission of China on August 29, 1994 and effective on September 1, 1994, stipulate that the establishment of healthcare institutions shall be reviewed and approved by healthcare administrative departments at or above the county level and obtain an Approval Letter of Establishment of Medical Institution. Any entity or individual that intends to establish a healthcare institution must follow the application approval procedures and register with the healthcare administrative authorities to obtain the Medical Institution Practicing License.

Regulations on Aesthetic Medical Services

The Administrative Measures for Aesthetic Medical Services, which were promulgated by the National Health and Family Planning Commission of China on January 22, 2002, effective on May 1, 2002 and amended on February 13, 2009 and January 19, 2016, stipulate that aesthetic medical item shall be classified as a first-level subject, and aesthetic surgery, aesthetic dentistry, aesthetic dermatology and aesthetic Chinese medicine shall be classified as a secondary subject. Medical practitioners of aesthetic medical services shall obtain the qualification license of aesthetic medical attending in-charge physician or provide aesthetic medical clinical services under the supervision of a licensed attending in-charge physician. An aesthetic medical attending in-charge physician shall meet certain requirements and provincial level health authorities shall be responsible for the qualification review of aesthetic medical attending in-charge physicians.

The Classification Catalog of Aesthetic Medical Item, which was promulgated by the National Health and Family Planning Commission of China on December 11, 2009 and effective on the same date, classifies aesthetic medical services into four categories: (i) aesthetic surgery items; (ii) aesthetic dentistry items; (iii) aesthetic dermatological items and (iv) aesthetic Chinese medicine items. Provincial-level counterparts of the commission may adjust the catalog based on local circumstances. In accordance with the difficulty and complexity of the surgery, the possibility of medical malpractice and the level of surgery risk, the aesthetic surgical items are divided into four grades. Surgeries that involve uncomplicated operation processes and less technical difficulty and risk shall be classified as grade 1. Surgeries that involve general complexity of operation processes and certain technical difficulty and risk, as well as requiring the use of epidural space block anesthesia and intravenous anesthesia, shall be classified as grade 2. Surgeries involving relatively high complexity of operation processes and relatively huge technical difficulties and risk, as well as requiring the preoperative blood preparation and tracheal intubation for general anesthesia, shall be classified as grade 3. If highly complicated operation processes are needed and huge technical difficulty and high risk are involved, the surgeries shall be classified as grade 4.

The Basic Standard for Aesthetic Medical Institution and Aesthetic Medical Department (For Trial Implementation), which was promulgated by the National Health and Family Planning Commission of China on April 16, 2002 and effective on the same date, specifies basic standards that aesthetic medical hospitals, aesthetic medical out-patient departments, aesthetic medical clinics and aesthetic medical departments should meet, such as the number of beds, clinical departments and medical personnel.

Regulations on Medical Personnel

On August 20, 2021, the Standing Committee of the National People’s Congress, issued the Law on Doctors of the People’s Republic of China, effective on March 1, 2022. According to the law, when taking medical, preventive or healthcare measures and when signing medical certificate, the licensed medical practitioners shall conduct diagnosis and investigation personally and fill out the medical files without delay. No medical practitioners may conceal, forge or destroy any medical files or relevant data.

The Notice on the Several Opinions on Promoting and Regulating Concerning Multi-site Practice of Doctors, which was jointly promulgated by the National Health and Family Planning Commission of China and other four departments on November 5, 2014 and effective on the same date, provides that doctors may practice in cooperative healthcare institutions after performing registration procedures with the authorities. The local National Health and Family Planning Commission of China shall propose and implement its own multi-site practice policies. Key areas of such policies include: (i) doctors should obtain approval from the local commission for multi-site practice; (ii) doctors should satisfy certain criteria before they become eligible to engage in multi-site practice; (iii) no multi-site doctor should have more than three practice sites in the same province; and (iv) doctors should enter into a written agreement with the hospitals that they intend to engage in multi-site practice with, which should clearly provide for legal liabilities in the event of disputes and other related matters prior to commencement of multi-site practice.

According to Administrative Measures for the Registration of Medical Practitioners, which were promulgated by the National Health and Family Planning Commission of China on February 28, 2017 and became effective on April 1, 2017, medical practitioners shall obtain the Practice Certificate for Medical Practitioners to practice upon registration. Person who fails to obtain the Practice Certificate for Medical Practitioners shall not engage in medical treatment, prevention and healthcare activities. A medical practitioner who practices for multiple institutions at the same place of practice shall determine one institution as the main practicing institution where he or she practices, and apply for registration to the administrative department of health and family planning that approves the practice of such institution; and, for other institutions where the medical practitioner is to practice, the medical practitioner shall apply for recordation to the administrative health and family planning authority that approves the practice of such institution, and indicate the names of the institutions where he or she is to practice. If a medical practitioner practices in another institution which is not at the registered place of practice, he or she shall apply for to register the additional institution to the administrative health and family planning authority approving the practice of such institution.

Regulations on Internet Medical Services

According to the Opinion Concerning the Promotion of the Development of Internet Plus Medical and Health, promulgated and implemented on April 25, 2018 by the General Office of the State Council, third-party organizations such as the internet medical health service platform shall ensure that the qualifications of their medical service staffs are in compliance with the regulation provisions and bear the responsibilities for the services provided. The internet medical health service platform shall also be strictly in accordance with the regulation provisions regarding information security and confidentiality obligations for health and medical data and establish or improve its privacy information protection system.

According to the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation) and Other Two Documents, which were promulgated and implemented on July 17, 2018 by the National Health Commission and State Administration of Traditional Chinese Medicine, Internet diagnosis and treatment refer to the use of doctors registered in the institution using the Internet and other information technology to carry out diagnosis of some common diseases, chronic diseases re-diagnosis and “Internet Plus” family doctor contract services. Internet diagnosis and treatment activity shall be provided by a medical institution that has obtained the Medical Institution Practicing License and the medical institution shall apply for registration of Internet diagnosis and treatment activity. Medical institutions carrying out Internet diagnosis and treatment activities should be consistent with their diagnosis and treatment subjects.

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

In terms of the supervision and management of internet hospitals, the Measures for the Administration of Internet Hospitals (Trial) clarify that provincial health administrative departments and the registration authorities for internet hospitals shall jointly implement supervision on internet hospitals through the provincial internet medical service supervision platform, focusing on the supervision on internet hospitals’ personnel, prescriptions, diagnosis and treatment behaviors, patients’ privacy protection and information security. Internet hospitals shall adopt information security protection measures for Level 3 information system in accordance with information security laws and regulations, including completion of filings with local public security authorities. Doctors can only provide follow-up diagnosis services through internet hospitals for patients that have been diagnosed with certain common or chronic diseases, unless the patients are in physical hospitals and the doctors in the physical hospital invite other doctors to provide diagnosis services through internet hospital. Additionally, the Basic Standards for Internet Hospitals (Trial) as attached to the Measures for the Administration of Internet Hospitals (Trial) sets forth specific requirements for diagnosis and treatment items, departments, personnel, buildings and device and equipment, and rules and regulations of internet hospitals.

To further standardize internet diagnosis and treatment activities and strengthen the construction of internet diagnosis and treatment system, the National Health Commission of the PRC and the National Administration of Traditional Chinese Medicine jointly promulgated the Detailed Rules for the Supervision of Internet Diagnosis and Treatment (Trial) on February 8, 2022. The rules provide specific guidelines for supervising their medical institutions, their operations, personnel and quality safety of internet-based diagnosis and treatment activities.

Regulations on Internet Drug Information Service

The Administrative Measures on Internet Drug Information Service were promulgated by the China Food and Drug Administration in July 8, 2004 and amended in November 17, 2017 and effective on November 17, 2017, pursuant to which the internet drug information services is to provide drug (including medical device) information services to online users; services are divided into commercial internet drug information services and non-commercial internet drug information services. The website operator that provides drugs (including medical devices) information services must complete a Drug and Medical Device Internet Information Service Registration or obtain an Internet Drug Information Service Qualification Certificate from the competent counterpart of the China Food and Drug Administration. Furthermore, as requested by Internet Drug Measures, the information relating to drugs shall be accurate and scientific in nature, and its provision shall comply with the laws and regulations. No product information of stupefacient, psychotropic drugs, medicinal toxic drugs, radiopharmaceutical, detoxification drugs and pharmaceutics made by medical institutes shall be distributed on the website. In addition, advertisements relating to drugs (including medical devices) shall be approved by the China Food and Drug Administration or its competent counterparts. To comply with the laws and regulations, Beijing So-Young, the consolidated affiliated entity, has completed the Drug and Medical Device Internet Information Service Registration on December 20, 2023.

Regulations on Medical Devices

Sales of Medical Devices

In mainland China, medical devices are classified into three different categories, Class I, Class II and Class III, based on the invasiveness of and risks associated with each medical device. According to the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which were promulgated by the China Food and Drug Administration on July 30, 2014 and last amended on March 10, 2022, and which became effective on May 1, 2022, business operations of medical devices are administered by category depending on the degree of risks of medical devices. Doing business for Class I medical devices will not require licensing or record-filing, while operations of Class II medical devices and Class III medical devices shall be subject to administration by record-filing and by licensing respectively. Also, the medical device operator shall bear the legal liability for any act of purchasing or selling medical devices performed by its salespersons in its name and shall establish and put in practice the purchase inspection records system, and shall purchase medical devices from qualified manufacturers or operators. According to the Measures for the Administration and Supervision of Online Sales of Medical Devices, which were promulgated by the China Food and Drug Administration on December 20, 2017, and effective on March 1, 2018, enterprises engaged in online sales of medical devices shall be medical device production and operation enterprises that have obtained, or filed application of, a medical device production license or operation license in accordance with the law, unless such license or application is not required by laws and regulations. Providers of third-party platforms providing online trading service for medical devices shall take technical measures to guarantee that data and materials in respect of online sales of medical devices are authentic, complete and traceable and shall obtain the Qualification Certificate for Medicine Information Services on the Internet in accordance with the law.

Hainan So-Young Medical Technology Co., Ltd. has obtained a Medical Devices Operating License, which will remain effective until November 28, 2026, and a Medical Devices Operating Filing for wholesale of Class II medical devices.

Production of Medical Devices

According to the Regulations on the Supervision and Administration of Medical Devices, which were promulgated by the PRC State Council on January 4, 2000 and latest amended on February 9, 2021 and effective on June 1, 2021, to engage in the production of Class II and Class III medical devices, an entity shall apply for a production permit to the drug regulatory department of the people’s government of the province, autonomous region or municipality where it is located and submit the relevant materials that meet the conditions and the registration certificate of the medical devices to be produced. Enterprises engaged in the production of Class I medical devices only need to make filing relating to the production of such Class I medical devices with the food and drug supervision and administration department of the people’s government of the local city with districts and provide supporting materials to prove its satisfaction of the relevant conditions of engaging in the production of medical devices.

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

According to the Administrative Measures on the Registration and Filing of Medical Devices, which were promulgated by the SAMR on August 26, 2021 and effective on October 1,2021, filing is required for domestic Class I medical devices, and the filing applicants shall submit the filing materials to the food and drug supervision and administration departments of the people’s governments of the local municipalities with districts. Domestic Class II and Class III medical devices are subject to registration requirements. Class II medical devices shall be examined by the drug supervision and administration departments of the people’s governments of the provinces, autonomous regions and municipalities directly under the central government where the registration applicants are located, and a Medical Device Registration Certificate for such medical devices shall be issued upon approval. Class III medical devices shall be examined by the National Medical Products Administration and a Medical Device Registration Certificate for such medical devices shall be issued upon approval. In case of any substantial change, including the designs, raw materials, production technologies, scopes of application and application methods, of the registered Class II or Class III medical devices, which may affect the safety and effectiveness of such medical devices, the registrants shall apply to the original registration departments for changing registration.

Regulations on Internet Audio-Visual Program Services

Audio-Visual License

On December 20, 2007, the State Administration of Radio, Film and Television, the predecessor of NRTA, and the MIII jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Services, which became effective as of January 31, 2008 and were subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain the license for online transmission of audio-visual programs, or the Audio-Visual License issued by the State Administration of Radio, Film and Television, or complete record-filing procedures with the administration. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and their businesses must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the administration.

On May 21, 2008, the State Administration of Radio, Film and Television issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which was amended on August 28, 2015, and further sets out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audiovisual program services providers that had engaged in such services prior to the promulgation of the Administrative Provisions on Internet Audio-Visual Program Services are able to apply for the license so long as (i) the violation of the laws and regulations is minor in scope and can be rectified in a timely manner, and (ii) the providers had no violations of laws during the last three months prior to the promulgation of the provisions.

On March 30, 2009, the State Administration of Radio, Film and Television promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which prohibits internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the State Administration of Radio, Film and Television issued the Internet Audio-visual Program Services Categories for trial implementation, which were amended on March 10, 2017. In addition, the Notice concerning Strengthening the Administration of the Live Video Broadcast Service of Online Audio-Visual Programs promulgated by the State Administration of Press and Publication Radio, Film and Television, or SAPPRFT, the predecessor of NRTA, on September 2, 2016 emphasizes that, unless a specific license is granted, an audio-visual programs service provider is forbidden from engaging in live video broadcasting on major political, military, economic, social, cultural, or sports events, among others.

The Cyberspace Administration of China Rules

On November 4, 2016, the Cyberspace Administration of China promulgated the Provisions on the Administration of Online Live Video Broadcast Services effective as of December 1, 2016. Under these provisions, an online live video broadcasting service provider shall (i) establish a live video broadcasting content review platform; (ii) conduct authentication registration of internet live video broadcasting issuers based on their identity certificates, business licenses and organization code certificates; and (iii) enter into a service agreement with internet live video broadcasting services user to specify both parties’ rights and obligations.

On July 12, 2017, in order to tighten its scrutiny on content distributed through live video broadcasting platforms, the Cyberspace Administration of China issued a notice requiring that online live video broadcasting service providers to file with local branches of the administration starting July 15, 2017.

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the State Administration of Radio, Film and Television promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, which came into effect on August 20, 2004 and was amended on August 28, 2015 and October 29, 2020. The measures provide that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. To comply with the regulations, Beijing So-Young has obtained a Radio and Television Program Production and Operation Permit, which will remain effective until June 16, 2025.

Regulations on Online Publishing

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, which became effective on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the SAPPRFT and the MIIT on June 27, 2002. The 2016 rules define “internet publications” as digital works that are edited, produced, or processed to be published and provided to the public through the internet, including (a) original digital works, such as pictures, maps, games, and comics; (b) digital works with content that is consistent with the type of content that, prior to the internet age, typically was published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. Under the rules, internet operators distributing such publications via internet are required to apply for an internet publishing license with the governmental authorities and for SAPPRFT approval before distributing internet publications.

Regulations on Internet Security

Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, has enacted the Decisions on Maintaining Internet Security on December 28, 2000, amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In 1997, the Ministry of Public Security promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, which became effective on June 1, 2017. The law requires network operators, to comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. It further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

On June 10, 2021, the Standing Committee of the National People’s Congress issued the Data Security Law of the PRC, which has taken effect on September 1, 2021. The law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility, data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. Any organizational or individual data processing activities that violate the law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances.

On November 14, 2021, the Cyberspace Administration of China published the Regulations on Network Data Security Management (Consultation Draft), which stipulate that data processing entities should apply for cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. As of the date of this annual report, the draft regulations have not come into effect yet.

Regulations on Privacy Protection

In December 2011, the MIIT issued Several Provisions on Regulating the Market Order of Internet Information Services, which provide that an internet information service provider may not collect any user’s personal information or provide any such information to third parties without such user’s consent. Pursuant to The Several Provisions on Regulating the Market Order of Internet Information Services, internet information service providers are required to, among others, (i) expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect such information necessary for the provision of its services; and (ii) properly maintain the users’ personal information, and in case of any leak or possible leak of a user’s personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of any user personal information must be subject to the consent of the user, and abide to the applicable law, rationality and necessity of the business and fall within the specified purposes, methods and scopes in the applicable law.

Pursuant to the Ninth Amendment to the Criminal Law, issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November, 2015, any internet service provider that fails to fulfill its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

The PRC government promulgated the Measures for Cybersecurity Review in April 2020, which became effective in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On December 28, 2021, the Cyberspace Administration of China, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Law of Personal Information Protection of PRC, which became effective on November 1, 2021. The law specifically specified the rules for handling sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts, individual location tracking, etc., as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

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

Regulations on Mobile Internet Applications Information Services

Regulations for Administration on Mobile Internet Applications Information Services, which were promulgated by the Cyberspace Administration of China, on June 28, 2016, and amended on June 14, 2022 strengthened the administration of mobile internet application information services. The regulations were enacted to regulate mobile app information service providers. Pursuant to the regulations, the Cyberspace Administration of China and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local mobile app information, respectively.

Under the regulations, mobile app information service providers shall process personal information by following the principles of legitimacy, rightfulness, necessity and good faith, have clear and reasonable purposes, disclose processing rules, comply with the provisions on the scope of necessary personal information, regulate personal information processing activities, and take necessary measures to ensure the security of personal information.

On July 21, 2023, the MIIT issued the Notice on Carrying out the Filing of Mobile Internet Applications, requiring APP operators engaged in Internet information services within the territory of the PRC to complete filing formalities in accordance with the Anti-Telecommunications Network Fraud Law of the PRC and the Administrative Measures on Internet Information Services. App operators shall complete filing formalities with the provincial-level communications administration bureau where they are domiciled, and their network access service providers and app distribution platforms (including the distribution platforms of mini programs, quick applications and others) shall submit such applications online for inspection and review through the National Internet Basic Resources Management System. To comply with the relevant laws and regulations, we have completed filing formalities.

Regulations on Account Names of Internet Users

On February 4, 2015, the Cyberspace Administration of China promulgated the Administrative Provisions on the Account Names of Internet Users, which became effective as of March 1, 2015. These provisions strengthened the administration of the account names of internet users. In addition to the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process, these provisions specifically require that any internet information service provider shall enhance security administration, perfect the user service agreement, purge any illegal or malicious information from account names, photos, personal profiles and user registration information. Service providers must employ specialized personnel in proportion to its service scale, to (i) review account names, photos, personal profile and all relevant user registration information of internet users, (ii) deregister account names containing illegal and malicious information, and (iii) protect the information of the users, accept the supervision from the public, and purge the illegal and malicious information in account names, photos, self-introductions and other registration-related information reported by the public in a timely manner.

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

Regulations on Copyright

The Copyright Law of the PRC, which took effect on June 1, 1991 and last amended in 2020 and took effect from June 1, 2021, provides that Chinese citizens, legal persons, or unincorporated organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. In addition, the law provides for a voluntary registration system administered by the China Copyright Protection Center.

According to the law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC, which was adopted on August 23, 1982, and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which took effect on November 1, 2017. According to the measures, the MIIT is in charge of the administration of internet domain names in mainland China. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or SAFE and other PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside mainland China for capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.

Payments for transactions that take place within mainland China must be made in Renminbi. Unless otherwise approved, companies in mainland China may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or SAFE Circular No. 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and last amended in 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or SAFE Circular No. 13, which became effective from June 1, 2015, and was amended in December 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular No. 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular No. 19, which was promulgated by SAFE on March 30, 2015 and latest amended on March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account).

Pursuant to SAFE Circular No. 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, which was promulgated by SAFE and became effective on June 9, 2016, provides that enterprises registered in mainland China may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in mainland China.

Pursuant to SAFE Circular No. 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities.

Based on the forgoing, if we intend to provide funding to our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the Foreign Investment Comprehensive Management Information System and register such with the local banks for the foreign exchange related matters.

Loans by the Foreign Companies to their Subsidiaries in Mainland China

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to an entity in mainland China does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

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

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, residents in mainland China are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by residents in mainland China for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such resident in mainland China is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

SAFE Notice Circular No. 13 has amended SAFE Circular 37 requiring residents or entities in mainland China to register with qualified banks rather than SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of seeking offshore investment or making offshore financing.

Failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant residents in mainland China to penalties under foreign exchange administration regulations of mainland China.

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

Regulations on Employee Share Incentive Plans of Overseas Publicly-Listed Company

In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participation in Share Incentive Plan of Companies Listed Overseas, or the 2012 SAFE Notice. Under such notice and other rules and regulations, residents in mainland China, including PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, who participate in any share incentive plan of any overseas publicly-listed company, are required to register with SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are residents in mainland China must retain a qualified PRC agent, which could be a subsidiary in mainland China of the overseas publicly listed company or another qualified institution selected by the subsidiary in mainland China, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of the participants. We and our executive officers and other employees who are residents in mainland China that have been granted share incentive awards are subject to these regulations. Failure by these individuals to complete their SAFE registrations may subject such individuals and us to fines and other legal sanctions.

The State Administration of Taxation has issued certain circulars concerning employee share incentive awards. Under these circulars, our employees working in China who exercise share incentive awards will be subject to PRC individual income tax. Our subsidiary in mainland China has the obligation to make filings related to employee share incentive awards with tax authorities and to withhold individual income taxes of those employees who exercise their share incentive awards. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Tax

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Law of the PRC on Enterprise Income Tax, which was last amended on December 29, 2018 and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which was amended on April 23, 2019. Under the law, both resident enterprises and non-resident enterprises are subject to tax in mainland China. Resident enterprises are defined as enterprises that are established in China in accordance with laws of mainland China, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within mainland China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside mainland China, but have established institutions or premises in mainland China, or have no such established institutions or premises but have income generated from mainland China. Under this law and related implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in mainland China, or if they have formed permanent establishment or premises in mainland China but there is no actual relationship between the relevant income derived in mainland China and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from mainland China.

Pursuant to the Announcement on Issues Regarding Implementation of Preferential Income Tax Policy for High and New Technology Companies released on June 19, 2017 by the State Administration of Taxation, company qualified as high or new technology company shall enjoy preferential tax from the year indicated on the certificate for high and new technology company, and file for registration with taxation agency of jurisdiction according to relevant provisions. On expiration of the qualification as high and new technology company, income tax shall be temporarily levied pursuant to a preferential tax rate of 15% before renewal of the qualification; an enterprise may benefit from a tax exemption or preferential tax rate of 12.5% under the Enterprise Income Tax Law of the PRC if it qualifies as a “Software Enterprise.” Enterprises that enjoy the “Software Enterprise” status will be subject to governmental authorities’ assessment each year as to whether they are entitled to the tax exemption or preferential tax rate of 12.5%. Prior to May 2016, a “Software Enterprise” was designated jointly by the NDRC, the MIIT, the Ministry of Commerce, the Ministry of Finance and the State Administration of Taxation. In May 2016, the four PRC governmental authorities jointly issued a notice, pursuant to which an enterprise may be entitled to the exemption or preferential income tax rate of 12.5% by filing with the local tax authority with supporting documentation proving its qualifications to be a “Software Enterprise” during its annual income tax filing process. If such qualifications are not obtained before the end of the year, the difference between the preferential tax rate and the regular tax rate should be paid according to applicable provisions.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and effective on January 1, 1994 which were subsequently amended on November 10, 2008 and effective on January 1, 2009 and most recently amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of mainland China are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and effective on May 1, 2018. The Notice adjusted the VAT tax rates of 17% and 11% to 16% and 10%, respectively. According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, with effect from April 1, 2019, the VAT tax rate of 16% and 10% are changed into 13% and 9%, respectively.

As of December 31, 2023, our subsidiaries in mainland China and consolidated affiliated entities are generally subject to 3%, 6%, 9% and 13% VAT rates.

Dividend Withholding Tax

The Enterprise Income Tax Law of the PRC provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-resident investors who do not have an establishment or place of business in mainland China, or who have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within mainland China.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable laws of mainland China, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a resident enterprise in mainland China may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued on February 3, 2018 by the State Administration of Taxation and will take effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatment in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit relevant documents to the tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7, which was amended in October 2017 and December 2017. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a resident enterprise in mainland China, by non-resident enterprises in mainland China, may be recharacterized and treated as a direct transfer of taxable assets in mainland China, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from taxable assets in mainland China; whether the assets of the offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding taxable assets in mainland China have real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or the SAT Circular 37, as amended in 2018, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Employment

According to the Labor Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and last amended on December 29, 2018, and the Labor Contract Law of the PRC which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must pay their employees with wages equal to at least the local minimum wage standards. In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

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

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and last amended in March 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Increases in labor costs and enforcement of stricter labor laws and regulations in mainland China may adversely affect our business and results of operations.”

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a subsidiary in mainland China of such overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in mainland China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The subsidiaries in mainland China of an overseas listed company are required to file documents related to employee stock options and restricted shares with tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the subsidiaries in mainland China fail to withhold income tax in accordance with laws and regulations, the subsidiaries in mainland China may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to M&A Rules and Overseas Listing

Ministry of Commerce, China Securities Regulatory Commission, or CSRC, SAFE and three other PRC governmental and regulatory agencies promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors on August 8, 2006, as later amended on June 22, 2009, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, require that if a domestic company, domestic enterprise, or a domestic individual, through an overseas company established or controlled by it/him/her, acquires a domestic company which is affiliated with it/him/her, an approval from the Ministry of Commerce is required. The M&A Rules further require that a SPV, that is controlled directly or indirectly by the companies or individuals in mainland China and that has been formed for overseas listing purposes through acquisitions of domestic interest held by such companies or individuals in mainland China, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange. Moreover, if foreign investors merge a domestic enterprise and obtain the actual control over the enterprise, and if such merger involves any critical industry, affects or may affect the security of national economy, or causes transference of actual control over the domestic enterprise who possesses a resound trademark or China time-honored brand, the parties to the merger shall file an application to the Ministry of Commerce.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC released the Filing Rules, which took effect from March 31, 2023, requiring the overseas securities offerings or listings of Chinese domestic companies to be filed with the CSRC. The Filing Rules clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Filing Rules shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market. Such companies must also follow the reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes material change after overseas offering and listing and is therefore beyond the scope of business stated in the filing documents, such issuer shall follow the reporting requirements within three working days after occurrence of the changes. In case of any violations of the foregoing requirements, competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

Furthermore, on February 24, 2023, the CSRC, together with certain other PRC governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023. According to the provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities service providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall strictly fulfill the procedures stipulated by applicable national regulations. Chinese companies shall also provide a written statement of the specific state secrets and sensitive information that are contained in the documents and materials provided to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. According to these provisions, where overseas securities regulators or competent authorities request to inspect, investigate or collect evidence from Chinese domestic companies concerning their overseas offering and listing or their securities companies and securities service providers that undertake securities business for such Chinese domestic companies, such inspection, investigation and evidence collection must be conducted under the cross-border regulatory cooperation mechanism, and the CSRC or competent authorities of the Chinese government will provide necessary assistance pursuant to the bilateral and multilateral cooperation mechanism.

Regulations on Anti-Monopoly

The PRC Anti-Monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress on August 30, 2007, effective since August 1, 2008, and was amended on June 24, 2022, established the PRC anti-monopoly regulatory framework. Under the PRC Anti-Monopoli Law, behaviors that may have the effect of eliminating or restricting competition, including the monopolistic of agreements, abuse of a dominant market position, and increase in business concentration, are prohibited, and the infringed party is entitled to request for punitive compensation.

In March 2018, the State Administration for Market Regulation, or SAMR, was formed as a governmental agency to take over, among other things, the anti-monopoly enforcement functions from the departments under the Ministry of Commerce, the National Development and Reform Commission, or the NDRC, and the State Administration for Industry and Commerce.

In February 2021, the Anti-monopoly Bureau of SAMR published the Platform Economy Anti-Monopoly Guidelines. The Platform Economy Anti-Monopoly Guidelines set out detailed standards and rules regarding the definition of markets, typical types of cartel activity, and abusive behavior by the operators of internet platform with market dominance, as well as merger control review procedures involving variable interest entities, which provide further guidelines for the enforcement of anti-monopoly laws regarding online platform operators. Moreover, the Platform Economy Anti-Monopoly Guidelines further clarified the calculation method for the thresholds for declaring concentration of online platform operators, and the evaluation mechanism for the effect of the concentration of online platform operators on competition. Although we do not believe we have engaged in any behaviors in violation of the Anti-monopoly Law, such as entering into monopolistic agreements or abusing market position, we cannot assure you that the regulators would agree with us, and we may be required to adjust our business practices or pay penalties, such as confiscation of incomes or fines, if our business practices are deemed to be non-compliant with the Anti-monopoly Law.

In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated that it will organize and conduct inspections on the companies’ rectification results. If a company is found to conduct illegal activities, more severe penalties are expected to be imposed in accordance with the laws.

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

So-Young International Inc. (Cayman Islands)
So-Young Hong Kong Limited (Hong Kong)
So-Young High Tech Korea Co., Ltd. (Korea)
So-Young Medical HongKong Limited (Hong Kong)
Outside mainland China
Inside mainland China
Beijing So-Young Wanwei Technology Consulting Co., Ltd. ("Beijing Wanwei" or "WFOE")
So-Young (China) Network Technology Co., Ltd.
80%
5%
45.93%
41.67%
Beijing So-Young Technology Co., Ltd.(1) ("Beijing Soyoung")
Beijing Chiyan Medical Beauty Consulting Co., Ltd.(2) ("Beijing Chiyan")
Wuhan Miracle Laser Systems, Inc ("Wuhan Miracle")
Wuhan Zeqi Technology Co., Ltd.
97.5%
Wuhan Haoweilai Technology Co., Ltd.
Shanxi Tianfu Technology Co., Ltd.
Shenzhen Miracle Interconnection Technology Co., Ltd.
15%
Beijing Shengshi Meiyan Culture Co., Ltd.
Beijing Qingyang Cosmetic Service Co., Ltd.(3)
Shanghai Jiading Tonghua Micro Finance Co., Ltd.
Beijing Meifenbao Technology Co., Ltd.
Chengdu So-Young Internet Hospital Co., Ltd.
Jinbaoxin Shenzhen Insurance Brokers Co., Ltd.
Beijing So-Young Souyang Investment and Management Co., Ltd.
Beijing Qingyang Medical Aesthetic Clinic Co., Ltd.
Chengdu Wuhou Yililanhu Medical Aesthetic Clinic Co., Ltd.
Hainan Yixian Daka Technology Co., Ltd.
Shanghai Biyuhua Internet Technology Co., Ltd.
Hainan So-Young Medical Technology Co., Ltd
Beijing Qingyang Technology Co., Ltd.
Equity interest (100% ownership unless otherwise indicated)
Contractual arrangements

Note:

1)	Shareholders of Beijing So-Young are Mr. Hui Shao, Mr. Xing Jin, and Mr. Tao Yu, holding 59.7%, 37.8%, and 2.5%, respectively, of the equity interest in Beijing So-Young. Mr. Hui Shao, Mr. Xing Jin and Mr. Tao Yu are our beneficiary owners; Mr. Jin is our co-founder, director and chief executive officer, and Mr. Yu is our co-founder, former chief information officer, and a consultant of our company.
2)	Shareholders of Beijing Chiyan are Mr. Tao Yu and Mr. Xing Jin, holding 70% and 30%, respectively, of the equity interest in Beijing Chiyan. Mr. Tao Yu and Mr. Xing Jin are our beneficiary owners; Mr. Jin is our co-founder, director and chief executive officer, and Mr. Yu is our co-founder, former chief information officer, and a consultant of our company.
3)	Beijing Qingyang Cosmetic Service Co., Ltd. is previously known Beijing So-Young Qingyang Medical Instrument Co., Ltd.

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

Equity Interest Pledge Agreement. Pursuant to the equity pledge agreements, the shareholders pledge 100% of their equity interest in Beijing So-Young to our WFOE to guarantee the performance by Beijing So-Young and its shareholders of their obligations under the exclusive business cooperation agreement, the exclusive option agreements and the power of attorney. If events of default defined therein occur, upon giving written notice to the shareholders, our WFOE may exercise the right to enforce the pledge to the extent permitted by laws of mainland China, unless the event of default has been successfully resolved to the satisfaction of our WFOE. The shareholders of Beijing So-Young agree that, without our WFOE’s prior written consent, during the term of the equity interest pledge agreement, they will not place or permit the existence of any security interest or other encumbrance on the equity interest in Beijing So-Young or any portion thereof. On September 4, 2019, our WFOE, Beijing Chiyan and the shareholders of Beijing Chiyan entered into an equity interest pledge agreement, which contained terms substantially similar to the equity interest pledge agreement by and among our WFOE, Beijing So-Young and its shareholders described above. On January 15, 2020, we have completed registering the equity pledge with the office of the PRC State Administration of Market Regulation in accordance with the PRC Property Rights Law.

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

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreement. On November 1, 2018, Beijing So-Young and our WFOE entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide Beijing So-Young with comprehensive technical support, consulting services and other services. Without prior written consent of our WFOE, Beijing So-Young agrees not to accept directly or indirectly the same or any similar services provided by any third party regarding the matters contemplated by this agreement. Beijing So-Young agrees to pay our WFOE service fees, which will be determined by our WFOE based on various factors, including but not limited to the complexity, cost and value of the services provided by our WFOE. Our WFOE will have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or developed during the performance of this agreement. The agreement may be terminated in accordance with the provisions of this agreement. Similarly, on September 4, 2019, Beijing Chiyan and our WFOE entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide Beijing Chiyan with comprehensive technical support, consulting services and other services. Without prior written consent of our WFOE, Beijing Chiyan agrees not to directly or indirectly accept the same or any similar services provided by any third party regarding the matters contemplated by this agreement. Beijing Chiyan agrees to pay our WFOE service fees, which will be determined by our WFOE based on various factors, including but not limited to the complexity, cost and value of the services provided by our WFOE. Our WFOE will have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or developed during the performance of this agreement. The agreement may be terminated in accordance with the provisions of this agreement.

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Option Agreement. Pursuant to the exclusive option agreement entered into on November 1, 2018, each shareholder of Beijing So-Young has irrevocably granted our WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under laws of mainland China, all or part of the shareholder’s equity interests in Beijing So-Young. The purchase price shall be RMB10 (US$1.4), the amount of registered capital contributed by such shareholder of Beijing So-Young in Beijing So-Young or the minimum price required by laws of mainland China. If our WFOE exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Without our WFOE’s prior written consent, Beijing So-Young shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its material assets or beneficial interest, create or allow any encumbrance on its material assets or other beneficial interests, provide any loans to any third parties except for payables incurred in the ordinary course of business other than through loans, enter into any material contract with a value of more than RMB500,000 (US$70.4 thousand) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Each shareholder of Beijing So-Young has agreed that, without our WFOE’s prior written consent, he or she will not dispose of his or her equity interests in Beijing So-Young or create or allow any encumbrance on their equity interests. Moreover, without our WFOE’s prior written consent, no dividend will be distributed to Beijing So-Young’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to our WFOE or its designated person(s). On September 4, 2019, our WFOE, Beijing Chiyan and the shareholders of Beijing Chiyan entered into an exclusive option agreement, which contained terms substantially similar to the exclusive option agreement by and among our WFOE, Beijing So-Young and each shareholder of Beijing So-Young described above. The agreements by and among our WFOE, the VIEs and their respective shareholders will remain effective until all equity interests of Beijing So-Young and Beijing Chiyan held by their respective shareholders have been transferred or assigned to our WFOE or its designated person(s), respectively.

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

D.           Property, Plants and Equipment

We are headquartered in Beijing, China. As of December 31, 2023, we leased two offices in Beijing. Our current headquarters includes over 14,000 square meters of office space and has a lease term of five years that will expire in May 2024. The other office includes over 9,000 square meters of office space and has a lease term of approximately five years that will expire in March 2029. It will serve as our new headquarters from May 2024. We also leased an aggregate of more than 5,000 square meters of office space in 14 other cities in China with lease terms typically from one to five years. Other than office space, we leased an aggregate of over 2,000 square meters of manufacturing, production and office complex in Wuhan and Taiyuan and an aggregate of over 1,000 square meters of space for research and development in Shenzhen. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to adjust our office space to accommodate future needs.

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

A.          Operating Results

Key Factors Affecting Our Results of Operations

Our business and operating results are primarily affected by the general factors affecting China’s medical aesthetic industry, including the increase in per capita disposable income and the growth in medical aesthetic spending in China. In addition, they are also affected by factors driving online media and social community in China, such as the growing number of online users, the improved telecommunications infrastructure and the increasing adoption of mobile payment. Furthermore, our business and operating results are influenced by governmental policies and initiatives in mainland China affecting the medical aesthetic service and content distribution industries. Changes in any of these general factors could affect the demand for content and services on our platform and our results of operations.

Despite the general factors mentioned above, we believe our results of operations are more directly affected by the following specific factors.

●	The size of our user base, the level of user engagement and the audience reach of our content.
●	The quality, integrity and diversity of our content.
●	The effectiveness and the formats of our information services for medical aesthetic service providers, including our ability to apply relevant technologies to enhance targeted information distribution and service provider exposure.

●	Our ability to increase transaction volume for medical aesthetic service providers.
●	Our ability to launch new equipment and products.
●	The efficiency of our sales and marketing activities.
●	The diversity of our monetization channels, including the vertical expansion along the medical aesthetic industry value chain and the horizontal expansion into the massive consumption healthcare service market.

The size of our user base, the level of user engagement, and the number of paying service providers

The size of our user base, the level of user engagement and the number of paying medical service providers on our platform are important to our business. We measure our effectiveness in attracting and engaging users primarily through tracking mobile MAUs and number of purchasing users, who made verified transactions with service providers. Average mobile MAUs decreased by 53.4% from 8.5 million in 2021 to 3.9 million in 2022, and further decreased by 22.4% to 3.1 million in 2023. Total number of purchasing users decreased by 28.8% from 556.1 thousand in 2021 to 396.2 thousand in 2022 and increased by 13.6% to 450.1 thousand in 2023. We measure our effectiveness in increasing the number of paying medical service providers by tracking the number of service providers that pay for information services and/or reservation services, which increased by 7.2% from 6,634 in 2021 to 7,111 in 2022, and decreased by 46.6% to 3,796 in 2023.

New product launches

Our ability to launch new equipment and products is pivotal to our success. Since July 2021, we have acquired Wuhan Miracle and have expanded into the research, development, production, sales, agency and maintenance of laser and other optoelectronic medical equipment. In addition, we also engage in the sales of medical beauty products, which mainly include cosmetic injectables. Over the past three years, our medical products and maintenance services have grown significantly. Our revenues from the sales of medical products and maintenance services increased by 131.4% from RMB112.0 million in 2021 to RMB259.1 million in 2022 and further increased by 28.7% to RMB333.5 million in 2023. Leveraging our expansive user and service provider network, we are able to spot emerging trend quickly and bring new and competitive products to the market efficiently. We expect to continue to develop and launch new products as our product development pipeline and sales team become more mature.

Effectiveness of our marketing strategies

Our results of operations also depend on our ability to attract and retain customers while maintaining reasonable marketing expenses. We promote our brand awareness through a variety of online and offline marketing and brand promotion activities, including engaging medical aesthetic influencers, cooperating with application stores and online platforms, cinema advertising, television commercials and offline promotion events. Our sales and marketing expenses have been and will continue to be affected by the number of new product launches and promotional activities for our new and existing products and services. Through our data analysis, we also monitor our return on investment across our various marketing channels and adjust our spending strategy accordingly. Our sales and marketing expenses increased by 10.2% from RMB472.1 million in 2022 to RMB520.5 million in 2023, which was primarily caused by an increase in expenses associated with branding and user acquisition activities. We plan to continue monitoring and optimizing our expenses through different marketing channels to grow our different lines of business and achieve profitability.

Development of our technological capabilities

Another factor affecting our revenues and financial results is our technological capabilities. We have a strong ability to incorporate advanced technologies into our services, products and operation. We have developed artificial intelligence products, including AI Diagnosis, Cosmetic Surgery Simulation and Intelligent Image Search. We also utilize AI technologies and big data analysis to improve user behavior predictions and optimize our operation. We will continue to pay close attention to the development of artificial intelligence and big data analysis and their applications in our industry. We believe our ability to grow our business depends on our ability to continue to upgrade and utilize our technological capabilities.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Information services and others	1,304,455	77.1	870,140	69.2	1,063,178	149,745	71.0
Reservation services	276,052	16.3	128,668	10.2	101,313	14,270	6.8
Sales of medical products and maintenance services(1)	111,956	6.6	259,066	20.6	333,538	46,978	22.2
Total	1,692,463	100.0	1,257,874	100.0	1,498,029	210,993	100.0

Note:

(1)	Starting from the year of 2023, in light of the better monitoring business development of upstream supply chain, our revenue generated from sales of cosmetic injectables and sales of equipment and maintenance services is grouped into one line item, which is renamed as sales of medical products and maintenance services.

The sale of cosmetic injectables was previously reported in line item of information services and others. The information services and others for the years of 2021 and 2022 have also been retrospectively updated. The amount reclassified from information services and others to sales of medical products and maintenance services are nil and RMB18.3 million for the years of 2021 and 2022, respectively.

Information services and other revenues. We generate revenues primarily from information services by placing information of medical aesthetic service providers on our platform. We also generate a small portion of our revenues by placing information of other consumption healthcare service providers, beauty salons and certain beauty product sellers on our platform or in our content distributed through social media networks. See “Item 4. Information on the Company—B. Business Overview—Our Services—Information Services and others.”

Reservation services revenues. We generate revenues from reservation services primarily from medical aesthetic service providers on treatment booked through our platform by our users, as well as subsequent treatment that users purchase from such service providers and are recorded on our platform, as long as the sales leads were generated on and the service provider is still active on our platform. We typically charge a reservation services fee rate of approximately 10% or 30% of the amount paid by consumers. We also generate a small portion of reservation service revenues from other consumption healthcare service providers and beauty salons. See “Item 4. Information on the Company-B. Business Overview-Our Services-Reservation Services.”

Sales of medical products and maintenance services. We generate revenues from selling equipment through Wuhan Miracle and cosmetic injectables. See “Item 4. Information on the Company-B. Business Overview-Wuhan Miracle.”

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues
Cost of services and others	249,747	14.8	253,531	20.2	385,582	54,308	25.7
Cost of medical products sold and maintenance services(1)	78,142	4.6	139,761	11.1	158,754	22,360	10.6
Total	327,889	19.4	393,292	31.3	544,336	76,668	36.3

Note:

(1)

Starting from the year of 2023, the previous line item cost of revenues was separated into two line items, which are cost of medical products sold and maintenance services and cost of services and others. Cost of medical products sold and maintenance services primarily consists of expenditures relating to medical products and maintenance services, and the remaining cost of revenues is reclassified into cost of services and others. The cost of medical products sold and maintenance services and cost of services and others for the years of 2021 and 2022 have also been retrospectively reclassified.

Cost of services and others. Cost of services and others primarily consists of payroll costs, share-based compensation expenses, servers and bandwidth costs, depreciation expenses, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business.

Cost of medical products sold and maintenance services. Cost of medical products sold and maintenance services primarily consists of cost of inventories, labor costs and consumables used in maintenance services.

Gross profit and gross margin

The following table sets forth our gross profit and gross margin for the years presented:

	For the Year Ended December 31,
	2021	2022	2023

	(in thousands, except for percentages)
Gross profit	RMB1,364,574	RMB864,582	RMB953,693	US$134,325
Gross margin	80.6%	68.7%	63.7%	63.7%

Operating expenses

We classify our operating expenses into four categories: sales and marketing expenses, general and administrative expenses, research and development expenses and impairment of goodwill and intangible assets. The following table sets forth the break-down of our total operating expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	792,484	46.8	472,092	37.5	520,451	73,304	34.7
General and administrative expenses	252,214	14.9	260,208	20.7	290,765	40,953	19.4
Research and development expenses	286,567	16.9	235,087	18.7	203,524	28,666	13.6
Impairment of goodwill and intangible assets	65,879	3.9	—	—	—	—	—
Total	1,397,144	82.6	967,387	76.9	1,014,740	142,923	67.7

Sales and marketing expenses. Sales and marketing expenses consist primarily of marketing expenses, user acquisition activities expenses, payroll costs, share-based compensation expenses and rental expenses.

The following table sets forth the break-down of our sales and marketing expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses
Marketing and user acquisition activities expenses	(570,347)	33.7	(254,893)	20.3	(270,304)	(38,072)	18.0
Payroll costs	(175,340)	10.4	(170,988)	13.6	(186,504)	(26,269)	12.4
Others	(46,797)	2.8	(46,211)	3.6	(63,643)	(8,963)	4.3
Total	(792,484)	46.8	(472,092)	37.5	(520,451)	(73,304)	34.7

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

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. We had no taxable income generated from operations in Hong Kong in 2017, while we generated income from operations in 2021, 2022 and 2023. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company is not subject to any Hong Kong withholding tax.

Mainland China

Generally, our subsidiary in mainland China, consolidated variable interest entities and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under tax laws and accounting standards of mainland China.

Beijing So-Young Wanwei Technology Consulting Co., Ltd., our WFOE, was entitled as “High and New Technology Enterprise” in 2018 and eligible for a preferential EIT rate of 15%, for the three-year period from 2018 to 2020. This preferential EIT rate period was extended for an additional three-year period from 2021 to 2023. As So-Young Wanwei also qualified as a “Software Company,” it enjoyed income tax rate of 0% for the two-year period from 2019 to 2020, and enjoyed income tax rate of 12.5% for the three-year period from 2021 to 2023.

Wuhan Miracle was qualified as “High and New Technology Enterprise” in 2023 and eligible for a preferential EIT rate of 15% for the three-year period from 2023 to 2025.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to a withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the tax authority and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the tax authority. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-If we are classified as a resident enterprise in mainland China for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our shareholders that are non-resident of mainland China or ADS holders.”

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Information services and others	1,304,455	77.1	870,140	69.2	1,063,178	149,745	71.0
Reservation services	276,052	16.3	128,668	10.2	101,313	14,270	6.8
Sales of medical products and maintenance services(1)	111,956	6.6	259,066	20.6	333,538	46,978	22.2
Total revenues	1,692,463	100.0	1,257,874	100.0	1,498,029	210,993	100.0
Cost of revenues
Cost of services and others(2)	(249,747)	(14.8)	(253,531)	(20.2)	(385,582)	(54,308)	(25.7)
Cost of medical products sold and maintenance services(3)	(78,142)	(4.6)	(139,761)	(11.1)	(158,754)	(22,360)	(10.6)
Total cost of revenues	(327,889)	(19.4)	(393,292)	(31.3)	(544,336)	(76,668)	(36.3)
Gross profit	1,364,574	80.6	864,582	68.7	953,693	134,325	63.7
Operating expenses
Sales and marketing expenses (2)	(792,484)	(46.8)	(472,092)	(37.5)	(520,451)	(73,304)	(34.7)
General and administrative expenses (2)	(252,214)	(14.9)	(260,208)	(20.7)	(290,765)	(40,953)	(19.4)
Research and development expenses (2)	(286,567)	(16.9)	(235,087)	(18.7)	(203,524)	(28,666)	(13.6)
Impairment of goodwill and intangible assets	(65,879)	(3.9)	—	—	—	—	—
Total operating expenses	(1,397,144)	(82.6)	(967,387)	(76.9)	(1,014,740)	(142,923)	(67.7)
Loss from operations	(32,570)	(1.9)	(102,805)	(8.2)	(61,047)	(8,598)	(4.0)
(Loss)/Income before tax	(16,405)	(1.0)	(87,072)	(6.9)	7,869	1,108	0.5
Income tax (expenses)/benefits	(21,231)	(1.6)	20,965	1.7	18,075	2,546	1.2
Net (loss)/income	(37,636)	(2.8)	(66,107)	(5.2)	25,944	3,654	1.7

Notes:

(1)	Starting from the year of 2023, in light of the better monitoring business development of upstream supply chain, the Group’s revenue generated from sales of cosmetic injectables and sales of equipment and maintenance services is grouped into one line item, which is renamed as sales of medical products and maintenance services. The sale of cosmetic injectables was previously reported in line item of information services and others. The information services and others for the years of 2021 and 2022 have also been retrospectively updated. The amount reclassified from information services and others to sales of medical products and maintenance services are nil and RMB18.3 million for the years of 2021 and 2022, respectively.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	(18,768)	(8,282)	(1,800)	(254)
Sales and marketing expenses	(9,808)	(6,781)	(5,680)	(800)
General and administrative expenses	(56,705)	(19,021)	(23,590)	(3,323)
Research and development expenses	(20,869)	(9,252)	(5,251)	(740)

(3)

Starting from the year of 2023, the previous line item cost of revenues was separated into two line items, which are cost of medical products sold and maintenance services and cost of services and others. Cost of medical products sold and maintenance services primarily consists of expenditures relating to medical products and maintenance services, and the remaining cost of revenues is reclassified into cost of services and others. The cost of medical products sold and maintenance services and cost of services and others for the years of 2021 and 2022 have also been retrospectively reclassified.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues increased by 19.1% from RMB1,257.9 million in 2022 to RMB1,498.0 million (US$211.0 million) in 2023, primarily resulted from an increase in revenues generated by So-Young Prime and sales of cosmetic injectables mainly due to the increase of order volumes.

Our revenues from information services and others increased by 22.2% from RMB870.1 million in 2022 to RMB1,063.2 million (US$149.7 million) in 2023. This increase was primarily due to an increase in revenues generated by So-Young Prime.

Our revenues from reservation services decreased by 21.3% from RMB128.7 million in 2022 to RMB101.3 million (US$14.3 million) in 2023. The decrease was primarily due to our operating strategy to provide higher subsidies to end users.

Our revenues from sales of medical products and maintenance services increased by 28.7% from RMB259.1 million in 2022 to RMB333.5 million (US$47.0 million) in 2023. The increase was primarily due to an increase in the sales of cosmetic injectables.

Cost of revenues

Our cost of revenues increased by 38.4% from RMB393.3 million in 2022 to RMB544.3 million (US$76.7 million) in 2023. The increase was primarily due to an increase in costs associated with So-Young Prime and sales of cosmetic injectables. In addition, cost of revenues included share-based compensation expenses of RMB1.8 million (US$0.3 million) in 2023 compared to RMB8.3 million in 2022.

Our cost of services and others increased by 52.1% from RMB253.5 million in 2022 to RMB385.6 million (US$54.3 million) in 2023. The increase was primarily due to an increase in costs associated with So-Young Prime.

Our cost of medical products sold and maintenance services increased by 13.6% from RMB139.8 million in 2022 to RMB158.8 million (US$22.4 million) in 2023. The increase was primarily due to an increase in costs associated with the sales of cosmetic injectables.

Gross profit

As a result of the foregoing, our gross profit increased by 10.3% from RMB864.6 million in 2022 to RMB953.7 million (US$134.3 million) in 2023. Our gross margin decreased from 68.7% in 2022 to 63.7% in 2023.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 10.2% from RMB472.1 million in 2022 to RMB520.5 million (US$73.3 million) in 2023. The increase was primarily due to an increase in expenses associated with branding and user acquisition activities. Sales and marketing expenses for 2023 included share-based compensation expenses of RMB5.7 million (US$0.8 million), compared to RMB6.8 million in 2022.

General and administrative expenses. Our general and administrative expenses increased by 11.7% from RMB260.2 million in 2022 to RMB290.8 million (US$41.0 million) in 2023. The increase was primarily due to an increase in payroll costs associated with the expansion of administrative employees to support our business upgrade and new strategic businesses. General and administrative expenses for 2023 included share-based compensation expenses of RMB23.6 million (US$3.3 million), compared to RMB19.0 million in 2022.

Research and development expenses. Our research and development expenses decreased by 13.4% from RMB235.1 million in 2022 to RMB203.5 million (US$28.7 million) in 2023, primarily attributable to improvements in staff efficiency. Research and development expenses for 2023 included share-based compensation expenses of RMB5.3 million (US$0.7 million), compared to RMB9.3 million in 2022.

Impairment of goodwill and intangible assets. We did not recognize any impairment of goodwill or impairment of intangible assets in 2023. Impairment of goodwill and intangible assets represents the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary, based on an annual goodwill and intangible assets impairment assessment. For a detailed discussion of the impairment of goodwill and intangible assets, please see “Item 5. Operating and Financial Review and Prospects-E. Critical Accounting Estimates” and “Note 2 Summary of Significant Accounting Policies, Note 7 Goodwill and Note 10 Intangible Assets” in financial statement.

Loss from operations

As a result of the foregoing, we had loss from operations of RMB61.0 million (US$8.6 million) in 2023 compared to a loss of RMB102.8 million in 2022.

Others, net

Others, net were RMB21.9 million (US$3.1million) in 2023, compared with RMB8.2 million in 2022.

Income tax benefits

We recorded income tax benefits of RMB18.1 million (US$2.5 million) in 2023, which was primarily due to the impact of additional deduction for research and development expenditures, compared to income tax benefits of RMB21.0 million in 2022.

Net income/(loss)

As a result of the foregoing, we incurred net income of RMB25.9 million (US$3.7 million) in 2023, compared to net loss of RMB66.1 million in 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our revenues decreased by 25.7% from RMB1,692.5 million in 2021 to RMB1,257.9 million in 2022, primarily resulted from a decrease in average revenue per paying medical service provider.

Our revenues from information services and others decreased by 33.3% from RMB1,304.5 million in 2021 to RMB870.1 million in 2022. This decrease was primarily due to a decrease in the number of paying medical service providers subscribing to information services.

Our revenues from reservation services decreased by 53.4% from RMB276.1 million in 2021 to RMB128.7 million in 2022. The decrease was primarily due to control measures in response to the resurgence of COVID-19 in China and adoption of an operating strategy which gave higher subsidies to end users. The purchasing user decreased by 28.8% from 556.1 thousand in 2021 to 396.2 thousand in 2022.

Our revenues from sales of medical products and maintenance services were RMB259.1 million, mainly from Wuhan Miracle.

Cost of revenues

Our cost of revenues increased by 19.9% from RMB327.9 million in 2021 to RMB393.3 million in 2022. The increase was primarily due to the consolidation of Wuhan Miracle. In addition, cost of revenues included share-based compensation expenses of RMB8.3 million in 2022 compared to RMB18.8 million in 2021.

Our cost of services and others increased by 1.5% from RMB249.7 million in 2021 to RMB253.5 million in 2022.

Our cost of medical products sold and maintenance services were RMB139.8 million, mainly from Wuhan Miracle.

Gross profit

As a result of the foregoing, our gross profit decreased by 36.6% from RMB1,364.6 million in 2021 to RMB864.6 million in 2022. Our gross margin decreased from 80.6% in 2021 to 68.7% in 2022.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses decreased by 40.4% from RMB792.5 million in 2021 to RMB472.1 million in 2022. The decrease was primarily due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses for 2022 included share-based compensation expenses of RMB6.8 million, compared to RMB9.8 million in 2021.

General and administrative expenses. Our general and administrative expenses increased by 3.2% from RMB252.2 million in 2021 to RMB260.2 million in 2022. The increase was primarily due to an increase in staff costs and professional services fees. General and administrative expenses for 2022 included share-based compensation expenses of RMB19.0 million, compared to RMB56.7 million in 2021.

Research and development expenses. Our research and development expenses decreased by 18.0% from RMB286.6 million in 2021 to RMB235.1 million in 2022, primarily due to a decrease in payroll costs. Research and development expenses for 2022 included share-based compensation expenses of RMB9.3 million, compared to RMB20.9 million in 2021.

Impairment of goodwill and intangible assets. We did not recognize any impairment of goodwill or impairment of intangible assets in 2022. Impairment of goodwill and intangible assets represents the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary, based on an annual goodwill and intangible assets impairment assessment. For a detailed discussion of the impairment of goodwill and intangible assets, please see “Item 5. Operating and Financial Review and Prospects-E. Critical Accounting Estimates” and “Note 2 Summary of Significant Accounting Policies, Note 7 Goodwill and Note 10 Intangible Assets” in financial statement.

Loss from operations

As a result of the foregoing, we had loss from operations of RMB102.8 million in 2022 compared to a loss of RMB32.6 million in 2021.

Others, net

Others, net were RMB8.2 million, compared with RMB12.0 million in 2021.

Income tax benefits/(expenses)

We recorded income tax benefits of RMB21.0 million in 2022 compared to income tax expenses of RMB21.2 million in 2021. The income tax benefits mainly included an RMB12.6 million refund of income tax for fiscal year 2021 of which we received in the third quarter of 2022.

Net loss

As a result of the foregoing, we incurred net loss of RMB66.1 million in 2022, compared to net loss of RMB37.6 million in 2021.

B.          Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by/(used in) operating activities	84,287	(112,873)	22,501	3,171
Net cash provided by/(used in) investing activities	339,822	(572,212)	(202,611)	(28,538)
Net cash used in financing activities	(216,743)	(13,586)	(100,015)	(14,087)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(9,242)	55,862	11,865	1,670
Net increase/(decrease) in cash, cash equivalents and restricted cash	198,124	(642,809)	(268,260)	(37,784)
Cash, cash equivalents and restricted cash at the beginning of the year	1,145,685	1,343,809	701,000	98,734
Cash, cash equivalents and restricted cash at the end of the year	1,343,809	701,000	432,740	60,950

To date, we have financed our operating and investing activities primarily through net cash generated from operating activities and historical equity financing activities. As of December 31, 2021, 2022 and 2023, our cash, cash equivalents and restricted cash were RMB1.3 billion, RMB0.7 billion and RMB0.4 billion (US$61.0 million), respectively. Our cash, cash equivalents and restricted cash primarily consist of cash on hand and demand deposits.

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

As of December 31, 2023, 95.3% and 4.7% of our cash, cash equivalents and restricted cash were held in China and overseas, respectively, of which 12.8% were denominated in U.S. dollars and 87.0% were denominated in Renminbi. As of December 31, 2023, 11.1% and 88.9% of our term deposits and short-term investments were held in China and overseas, respectively, of which 11.1% were denominated in Renminbi. As of December 31, 2023, 34.8% of our cash, cash equivalents and restricted cash were held by the VIEs and its subsidiaries. Although we consolidate the results of the variable interest entity and its subsidiaries, we only have access to the assets or earnings of the variable interest entity and its subsidiaries through our contractual arrangements with the variable interest entity and its shareholders. See “Item 4. Information on the Company-C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Holding Company Structure.”

In utilizing the proceeds received from our initial public offering, we may make additional capital contributions to our subsidiary in mainland China, establish new subsidiaries in mainland China and make capital contributions to these new subsidiaries in mainland China, make loans to our subsidiary in mainland China, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to regulations of mainland China. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Regulations of mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or to make additional capital contributions to our subsidiaries in mainland China and variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Operating activities

Net cash provided by operating activities in 2023 was RMB22.5 million (US$3.2 million). The difference between net cash provided by operating activities and net income of RMB25.9 million (US$3.7 million) in the same period was substantially due to (i) the increase of RMB36.3 million (US$5.1 million) in share-based compensation expenses, (ii) the increase of RMB46.1 million (US$6.5 million) in depreciation of property and equipment and amortization of intangible assets, and (iii) the decrease of RMB50.5 million (US$7.1 million) in prepayment and other current assets, and (iv) the decrease of RMB29.0 million (US$4.1 million) in trade receivables.

Net cash used in operating activities in 2022 was RMB112.9 million. The difference between net cash used in operating activities and net loss of RMB66.1 million in the same period was substantially due to (i) the increase of RMB43.3 million in share-based compensation expenses, (ii) the increase of RMB47.1 million in depreciation of property and equipment and amortization of intangible assets, and (iii) the decrease of RMB51.3 million in other non-current assets.

Net cash provided by operating activities in 2021 was RMB84.3 million. The difference between net cash provided by operating activities and net loss of RMB37.6 million in the same period was substantially due to (i) the increase of RMB106.2 million in share-based compensation expenses, (ii) the increase of RMB65.9 million in impairment of goodwill and intangible assets, (iii) the decrease of RMB44.0 million in prepayment and other current assets, and (iv) the decrease of RMB28.3 million in contract liabilities.

Investing activities

Net cash used in investing activities in 2023 was RMB202.6 million (US$28.5 million), primarily due to cash paid for purchase of short-term investments and term deposits of RMB2,235.4 million (US$314.9 million), cash paid for purchase of property and equipment and intangible assets of RMB51.2 million (US$7.2 million), offset by proceeds from maturities of short-term investments and term deposits of RMB2,103.1 million (US$296.2 million).

Net cash used in investing activities in 2022 was RMB572.2 million, primarily due to the purchase of short-term investments and term deposits of RMB1,205.8 million, cash paid for acquisition of subsidiaries of RMB97.5 million, offset by proceeds from maturities of short-term investments and term deposits of RMB764.8 million.

Net cash provided by investing activities in 2021 was RMB339.8 million, primarily due to the purchase of short-term investments and term deposits of RMB1,919.8 million, cash paid for acquisition of subsidiaries of RMB636.9 million, offset by proceeds from maturities of short-term investments and term deposits of RMB3,052.9 million.

Financing activities

Net cash used in financing activities in 2023 was RMB100.0 million (US$14.1 million), primarily due to cash paid for repurchase of ordinary shares of RMB125.6 million (US$17.7 million), offset by proceeds from short-term borrowing of RMB29.8 million (US$4.2 million).

Net cash used in financing activities in 2022 was RMB13.6 million, primarily due to repurchase of ordinary shares of RMB15.1 million.

Net cash used in financing activities in 2021 was RMB216.7 million, primarily due to repurchase of ordinary shares of RMB217.7 million.

Material cash requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.

Our capital expenditures are primarily incurred for purchases of medical equipment, electronic equipment, furniture and office equipment, and micro-finance license. Our capital expenditures were RMB45.1 million in 2021, RMB15.7 million in 2022 and RMB51.2 million (US$7.2 million) in 2023. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our headquarters’ lease agreements ending in April 2024 and March 2029. The lease payments and related property management fees for these agreements are expected to be RMB33.2 million in 2024, RMB26.0 million in 2025, RMB27.0 million in 2026, RMB25.7 million in 2027 and RMB21.7 million in 2028.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Technology and Infrastructure” and “—Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2-Summary of Significant Accounting Policies.” You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

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

Sensitivity Analysis. In 2021, we fully impaired the goodwill of RMB48.5 million and intangible assets of RMB17.4 million related to our one reporting unit after the assessment. As a measure of sensitivity, for an increase or decrease of 100 basis points to discount rate or increase or decrease of 10% to the other assumptions, no material effects are identified or any other outcomes that are reasonably likely to occur. In 2022 and 2023, we determined that the estimated fair value of the Wuhan Miracle reporting unit exceeded its carrying value after the assessment, therefore, no impairment was recorded. As a measure of sensitivity, for an increase or decrease of 100 basis points to discount rate or increase or decrease of 10% to the other assumptions, no material effects are identified or any other outcomes that are reasonably likely to occur.

Useful lives of Intangible Assets

Our intangible assets are amortized using the straight-line method over the estimated useful lives of the assets. Key elements considered in the determination of the useful lives of the intangible assets are the changes to ongoing business operations, changes in the planned use and utilization of assets, or technological advancements. Amortization expenses of RMB15.0 million, RMB25.4 million and RMB25.3 million were recorded in the consolidated statements of comprehensive income/(loss) for the years ended December 2021, 2022 and 2023, respectively. As a measure of sensitivity, for 10% decrease to the useful lives of all intangible assets for the year ended December 31, 2023, we would have recorded an additional amortization expense of approximately RMB2.8 million.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xing Jin	44	Co-Founder, Chairman, Chief Executive Officer
Hui Zhao	43	Director, Chief Financial Officer
Xiaodong Ying	44	Director, Chief Growth Officer
Haipeng Zhang	52	Independent Director
Chao He	65	Independent Director
Nan Shen	39	Independent Director
Nan Huang	41	Chief HR Officer

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

Mr. Hui Zhao has served as our director since October 2023 and our chief financial officer since May 2023. Mr. Zhao joined us in November 2022 as a senior vice president. Prior to joining the Company, Mr. Zhao served as a director of finance at KE Holdings Inc. (NYSE: BEKE; HKEX: 2423), from 2017 to 2022. Prior to that, Mr. Zhao was the director of finance at Yusys Technologies Co., Ltd. from 2016 to 2017, the director of financial analysis and reporting at Boston Battery Technology Co., Ltd. from 2015 to 2016, and a senior audit manager at Ernst & Young Hua Ming LLP from 2005 to 2015. Mr. Zhao is a member of ACCA and AICPA. Mr. Zhao received a bachelor’s degree in financial management from Nankai University in 2003 and a master’s degree in economics and finance from York University in 2004.

Mr. Xiaodong Ying has served as our director since October 2023 and chief growth officer since September 2022. Mr. Ying joined us in May 2021 as vice president of supply chain. Prior to joining us, Mr. Ying served as director of commercial product team, director of technology commercial team, and general manager of medical aesthetics department at Baidu from 2010 to 2021. From 2002 to 2010, he was responsible for sales related work in media companies, such as China Software Development Network, eNet and 21 Economic News. Mr. Ying received a bachelor’s degree from Zhejiang University.

Dr. Haipeng Zhang has served as our director from December 2019 to January 2024 and has served as our independent director since January 2024. Dr. Zhang is also the chairman of Chengshi Buertang Culture Media Co., Ltd. now. Dr. Zhang served as a senior managing director and the Head of Healthcare Group at CITIC Capital Partners from 2015 to 2021. Prior to joining CITIC Capital, he was the chief executive officer of China Resources Healthcare Group Limited and the general manager of the strategy management department at China Resources (Holdings) Co., Limited. Prior to that, Dr. Zhang was a partner at McKinsey & Company and has also worked with China Merchants Holdings (International) Company Limited as the head of Internal Control and Auditing. Dr. Zhang has extensive industry experience and served on the boards of multiple companies in the healthcare industry. He received an MBA degree from Goizueta Business School at Emory University in 2000 and an M.D. degree from Peking Union Medical College in 1998.

Prof. Chao He has served as our independent director since May 2020. Prof. He is currently a professor of surgical oncology in the Medical School of Zhejiang University and has over 20 years of clinical practice experience. Prof. He has also served as the independent director of Baida Group Co., Ltd. (Shanghai Stock Exchange: 600865) since May 2020 and the independent director of Lionco Pharmaceutical Group Co., Ltd. (Shanghai Stock Exchange: 603669) since February 2019. Prof. He has also served as the director and general manager of Greentown Medical Management Company since 2021. He served as a senior vice president in WeDoctor Group and the chief executive officer of WeDoctor Primary Care from 2016 to 2019. Prior to that, he was the vice general manager in healthcare affairs at Taikang Community Investment Co., Ltd. from 2014 to 2016. Prof. He practiced as a physician and also took on managerial roles in Sir Run Run Shaw Hospital, a hospital affiliated with the Medical School of Zhejiang University, in Hangzhou, Zhejiang from 1999 to 2014. He was the president of Sir Run Shaw Hospital from 2003 to 2013. He practiced in the First Affiliated Hospital of Zhejiang University from 1983 to 1999, where he also served as a vice president from 1993 to 1999. Prof. He received his bachelor’s degree in medicine from Zhejiang Medical University in 1982, where he also obtained his master’s degree in medicine in 1989. He received an EMBA degree from China-European International Business School in 2003.

Ms. Nan Shen has served as our independent director since October 2023. Ms. Shen has served as the chief financial officer of Gaotu Techedu Inc. (NYSE: GOTU) since December 2018 and the senior vice president of Gaotu Techedu Inc. since October 2023. Prior to joining Gaotu Techedu Inc., Ms. Shen was the chief financial officer of China Sinoedu Co., Ltd., running its VIE in Shandong Yingcai University, from November 2017 to November 2018. Before that, Ms. Shen served multiple positions at PricewaterhouseCoopers between February 2012 to November 2017, including the last position as assurance manager. From September 2014 to July 2016, she was based in the Greater Michigan office of PricewaterhouseCoopers. Prior to February 2012, Ms. Shen was an investment manager of Dalian Port & Shipping Industry Fund, where she was also in charge of investor relations management. Ms. Shen received her bachelor’s and master’s degrees in financial management from Dongbei University of Finance and Economics in 2006 and 2009, respectively. Ms. Shen is a certified public accountant in China. She is currently pursuing an executive master of business administration degree at Tsinghua University.

Mr. Nan Huang has served as our chief HR officer since September 2022. He served as our senior vice president of human resources from December 2021 to September 2022. Prior to joining us, Mr. Huang served as a HR VP in Missfresh Inc. from 2019 to 2021. From 2013 to 2019, he worked in Wanda Group and Longfor Group, both as a senior HR director. From 2005 to 2013, he was a consulting professional in global consulting firms, including Ernst & Young, Mercer, etc. Mr. Huang received a bachelor’s degree in economics from Fudan University in 2005 and an EMBA degree from CEIBS in 2019.

B.         Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB10.3 million (US$1.4 million) in cash to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees-B. Compensation of Directors and Executive Officers-Share Incentive Plans.”

Our subsidiaries in mainland China and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

Second Amended and Restated 2018 Share Plan

Our board of directors approved a Second Amended and Restated 2018 Share Plan, or the 2018 Plan, in March 2019 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The 2018 Plan supersedes all of our previously adopted share incentive plans. Under the 2018 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the 2018 Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is 7,542,244 Class A ordinary shares as of the date of this annual report. As of February 29, 2024, awards to purchase 499,953 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Plan was 31,816 as of February 29, 2024.

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

2021 Share Incentive Plan

Our board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards was initially 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of this Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by our board of directors. As of February 29, 2024, awards to purchase 1,225,263 Class A ordinary shares have been granted and outstanding under the 2021 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. The 2021 Plan expired in April 2023.

The following paragraphs describe the principal terms of the 2021 Plan.

Types of awards. The 2021 Plan permitted the awards of shares, options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan administration. Our board of directors or one or more committees (as established by our board of directors) administered the 2021 Plan. Our board of directors or the committees, as applicable, determined the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

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

Vesting schedule. In general, the plan administrator determined the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determined the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

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

2023 Share Incentive Plan

Our board of directors approved the 2023 Share Incentive Plan, or the 2023 Plan, in February 2023 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2023 Plan, the maximum aggregate number of shares available for granting of awards shall be 3,000,000 Class A ordinary shares (including those represented by ADSs). As of February 29, 2024, awards to purchase 595,904 Class A ordinary shares under the 2023 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2023 Plan was 2,102,384 as of February 29, 2024.

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

The following table summarizes, as of February 29, 2024, the outstanding options that have been granted under the 2018 Plan, the 2021 Plan and the 2023 Plan to several of our directors and executive officers, excluding awards that were exercised, forfeited or cancelled after the relevant grant dates.

	Ordinary Shares	Exercise Price
Name	Underlying Options	(US$/Share)	Date of Grant	Date of Expiration
Hui Zhao	*	$0.01	June 30, 2023	June 29, 2033
Xiaodong Ying	*	$0.01	August 16, 2021	August 15, 2031
			November 1, 2022	October 31, 2032
			March 1, 2023	February 28, 2033
			June 1, 2023	May 31, 2033
			September 1, 2023	August 31, 2033
			December 1, 2023	November 30, 2033
Nan Huang	*	$0.01	January 25, 2022	January 24, 2032
			November 1, 2022	October 31, 2032
			February 20, 2023	February 19, 2033
			March 1, 2023	February 28, 2033
			September 1, 2023	August 31, 2033
			February 20, 2024	February 19, 2034
Total	576,282

Note:

*    Less than one percent of our total outstanding shares.

As of February 29, 2024, other employees as a group held outstanding options to purchase 1,744,838 Class A ordinary shares of our company, at a weighted average exercise price of US$0.01 per share.

So-Young Medical Share Incentive Plan

So-Young Medical HongKong Limited (“So-Young Medical”), a wholly-owned subsidiary of us adopted its own share incentive plans in January 2024, which permits the granting of stock options, restricted share units and other types of awards of So-Young Medical to its employees, directors and consultants. So-Young Medical has not granted any share option as of the date of this annual report.

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

As of the date of this annual report, three out of six of our directors meet the “independence” definition under the Nasdaq Stock Market Rules. As we are a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. For example, we may rely on the exemption from the corporate governance rule that a majority of our board of directors must be independent directors. See “Item 16G. Corporate Governance.”

Committees of the Board of Directors

We have established three committees under the board of directors. The three regular committees are: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Nan Shen, Mr. Haipeng Zhang and Prof. Chao He. Ms. Nan Shen is the chairman of our audit committee. We have determined that Ms. Nan Shen, Mr. Haipeng Zhang and Prof. Chao He each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Ms. Nan Shen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Haipeng Zhang, Ms. Nan Shen and Prof. Chao He. Mr. Haipeng Zhang is the chairman of our compensation committee. We have determined that Mr. Haipeng Zhang, Ms. Nan Shen and Prof. Chao He each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Prof. Chao He, Ms. Nan Shen and Mr. Haipeng Zhang. Prof. Chao He is the chairman of our nominating and corporate governance committee. We have determined that Prof. Chao He, Mr. Haipeng Zhang and Ms. Nan Shen each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Our officers are elected by and serve at the discretion of our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D.         Employees

We had a total of 1,357, 1,573 and 2,085 employees as of December 31, 2023, 2022 and 2021, respectively. The following table gives a breakdown of our employees as of December 31, 2023, by function:

Function	Number of Employees
Platform operation and customer services	246
Equipment manufacture	62
Sales and marketing	545
General and administrative	217
Research and development	287
Total	1,357

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of each class of our voting securities.

The calculations in the table below are based on 78,469,776 ordinary shares outstanding as of February 29, 2024, including 66,469,776 Class A ordinary shares and 12,000,000 Class B ordinary shares outstanding.

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

	Ordinary Shares Beneficially Owned
				% of
	Class A	Class B	% of total	aggregate
	ordinary	ordinary	ordinary	voting
	shares	shares	shares	power†
Directors and Executive Officers**:
Xing Jin(1)	3,767,692	12,000,000	20.1%	85.3%
Hui Zhao	*	—	*	*
Haipeng Zhang	—	—	—	—
Nan Shen	—	—	—	—
Chao He	—	—	—	—
Xiaodong Ying	*	—	*	*
Nan Huang	*	—	*	*
All Directors and Executive Officers as a Group	4,274,417	12,000,000	20.6%	85.3%

Principal Shareholders:
Beauty & Health Holdings Limited(1)	—	12,000,000	15.3%	84.4%
Matrix Partners China III Hong Kong Limited(2)	11,033,826	—	14.1%	2.6%
Orchid Asia entities(3)	10,646,534	—	13.6%	2.5%
Trustbridge Partners V, L.P.(4)	8,237,774	—	10.5%	1.9%

Notes:

*    Less than 1% of our total outstanding ordinary shares

**

Each of Xing Jin, Hui Zhao, Chao He, Xiaodong Ying and Nan Huang’s business address is Tower E, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China. The business address of Haipeng Zhang is House 18, Le Cap, No.83 Lai Ping Road, Shatin, N.T., Hong Kong. The business address of Nan Shen is 5F, Gientech Building, 17 East Zone, No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China.

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

(1)	Represents 3,767,692 Class A ordinary shares directly held by Mr. Xing Jin and 12,000,000 Class B ordinary shares held by Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands. Beauty & Health Holdings Limited is controlled by Xing Jin. The registered address of Beauty & Health Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents 14,343,965 ADSs and 7 Class A ordinary shares held by Matrix Partners China III Hong Kong Limited, a company incorporated in Hong Kong, as reported on the Schedule 13G/A filed by Matrix Partners China III Hong Kong Limited and affiliated parties on February 9, 2024. The registered office address of Matrix Partners China III Hong Kong Limited is Flat 2807, 28/F, AIA Central, No.1 Connaught Road, Central, Hong Kong, China. Matrix Partners China III Hong Kong Limited is held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P.. Matrix China Management III, L.P. and Matrix China III GP GP, Ltd. are the direct and indirect general partners, respectively, of Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P., and as such, may exercise voting and dispositive power over the shares held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P.. David Su, a director of Matrix China III GP GP, Ltd., may be deemed to share the voting and dispositive power over these shares. The registered office address of Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(3)	Represents approximately 10,646,534 Class A ordinary shares that are equivalent to 13,840,494 ADSs held by Orchid Asia Entities, defined as the reporting persons of the Schedule 13D/A filed by Absolute Fortune Limited and affiliated parties on August 31, 2020. Pursuant to the Schedule 13D/A, Class A ordinary shares and/or ADSs that are equivalent to 2,616,027 ADSs were held by Absolute Fortune Limited, Class A ordinary shares and/or ADSs that are equivalent to 4,029,756 ADSs were held by Golden Horizon Limited, Class A ordinary shares and/or ADSs that are equivalent to 10,457,540 ADSs were held by Orchid Asia VII, L.P., and Class A ordinary shares and/or ADS that are equivalent to 766,927 ADSs were held by Orchid Asia VII Co-Investment, Limited. Each of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is a Cayman Islands limited company. Pursuant to the Schedule 13D/A, each of AREO Holdings Limited and Ms. Lam Lai Ming may be deemed to beneficially own an aggregate of Class A ordinary shares/ADS that are equivalent to 13,840,494 ADS held by Orchid Asia entities. The address of principal business office of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is c/o Vistra (Cayman) Limited P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Orchid Asia VII, L.P. is exempted limited partnership formed under the laws of the Cayman Islands. The address of principal business office of Orchid Asia VII, L.P. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(4)	Represents 8,237,774 Class A ordinary shares held by Trustbridge Partners V, L.P., a Cayman Islands limited partnership, including 3,067,873 ADSs, based on the Schedule 13G filed by TB Alternative Assets Ltd on February 5, 2024. TB Alternative Assets Ltd acts as the investment adviser of the investment manager of Trustbridge Partners V, L.P.. The business address of TB Alternative Assets Ltd is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104.

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

To our knowledge, as of February 29, 2024, 51,275,830 of our Class A ordinary shares in the form of ADSs were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

F.Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Transactions with Beijing Mevos

In November 2018, we invested in Beijing Mevos Management Consulting Company Limited, or Beijing Mevos, by purchasing 11.11% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB5.2 million. We incurred an expense of RMB1.0 million, RMB1.6 million and RMB0.7 million (US$0.1 million) to Beijing Mevos in 2021, 2022 and 2023. As of December 31, 2022 and 2023, we had nil and RMB0.1 million (US $0.0 million) due to Beijing Mevos.

Transactions with Yicai

In April 2019, we completed the investment in Beijing Yicai Health Management Consulting Co., Ltd., or Yicai, by purchasing 35% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB17.5 million. In September 2021, we additionally acquired Yicai’s newly issued ordinary shares by paying the cash consideration of RMB0.4 million. After the subsequent investment in 2021,  we held 35% of its issued and outstanding shares. We offered loan to Beijing Yicai in the amount of RMB2.0 million in 2021. As of December 31, 2022 and 2023, Yicai had RMB0.4 million due to us, which we fully impaired in 2021.

Transactions with Chengdu Zhisu

In October 2018, we invested in Chengdu Zhisu Medical Management Company Limited, or Chengdu Zhisu, by purchasing 16% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB4.0 million. In September 2019, we additionally acquired Chengdu Zhisu’s newly issued ordinary shares by paying the cash consideration of RMB4.3 million. After the subsequent investment in 2019, we held approximately 16% of its issued and outstanding shares. We provided information and reservation services to Chengdu Zhisu in the amount of RMB2.9 million, RMB1.2 million and RMB1.2 million (US$0.2 million) in 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, Chengdu Zhisu had RMB0.8 million and RMB0.5 million due to us, respectively, of which RMB0.5 million was impaired in 2021.

Transactions with Xingying

In October 2016, we completed the investment in Shanghai Xingying Medical Technology Co., Ltd., or Xingying, and obtained its 10% equity interest with certain substantial preferential rights. Total consideration for the investment in Xingying was RMB4.0 million with a combination of RMB1.0 million in cash and RMB3.0 million in the form of information services. We provided information and reservation services to Xingying in the amount of RMB1.8 million, RMB0.8 million and RMB1.2 million (US$0.2 million) in 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had RMB0.1 million and RMB0.1 million (US$0.0 million) due to Xingying.

Transactions with Beijing Sharing New Medical

In October 2019, we invested in Beijing Sharing New Medical Technology Co., Ltd., or Sharing New Medical, by purchasing 49% of its equity interest. The total cash consideration for the investment was RMB13.5 million. In February 2021, the registered capital of Sharing New Medical increased and we additionally invested RMB7.6 million to Sharing New Medical in proportion to its shareholdings. In February 2023, upon the receipt of the loan repayment by Sharing New Medical in the amount of RMB18.6 million (US$2.6 million), we invested an additional RMB19.6 million (US$2.8 million) in Sharing New Medical in proportion to its shareholdings. In addition, in December 2023, we invested an additional RMB14.1 million in Sharing New Medical in proportion to its shareholdings by converting our loan receivable from Sharing New Medical. Upon the completion of these transactions, we still held approximately 49% of its equity interest. We offered loans to Sharing New Medical in the amount of RMB13.7 million, RMB18.1 million and RMB8.3 million (US$1.2 million) and Sharing New Medical repaid RMB7.2 million, nil and RMB18.6 million (US$2.6 million) in 2021, 2022 and 2023, respectively, related loan interest for the years of 2021, 2022 and 2023 was RMB0.1 million, RMB1.1 million and RMB0.9 million (US$0.1 million). As of December 31, 2022 and 2023, Sharing New Medical had RMB33.0 million and RMB8.5 million (US$1.2 million) due to us.

Transactions with Beijing Souyang

In September 2021, we invested in Beijing Souyang Management Consulting Co., Ltd, or Beijing Souyang, by purchasing 77% of its equity interest. The total cash consideration for the investment was RMB5.0 million. In Februray 2023, we disposed 11% of its equity interest with the cash consideration of RMB0.7 million (US$0.1 million). In May 2023, we made a capital reduction of 46% of its equity interest with the cash consideration of RMB3.8 million (US$0.5 million). As of December 31, 2023, we held 20% of its equity interest. We incurred an expense of nil, RMB0.6 million and RMB0.3 million (US$0.0 million) to Beijing Souyang in 2021, 2022 and 2023 for consulting services, respectively. As of December 31, 2022 and 2023, Beijing Souyang had nil and RMB0.6 million (US$0.1 million) due to us, and we had RMB0.0 million and RMB0.2 million (US$0.0 million) due to Beijing Souyang.

Transactions with Future Light

We acquired Wuhan Miracle in July 2021 and Wuhan Future Light Property Service Co., Ltd., or Future Light is controlled by direct relatives of Wuhan Miracle’s chairperson. Future Light provided property management service to Wuhan Miracle in the amount of RMB0.6 million, RMB1.3 million and RMB1.7 million (US$0.2 million) in 2021, 2022 and 2023.

Transactions with Yinchuxing

We acquired Wuhan Miracle in July 2021, and Wuhan Yinchuxing Technology Development Co., Ltd, or Yinchuxing, is controlled by direct relatives of Wuhan Miracle’s chairperson. Yinchuxing provided rental service to Wuhan Miracle in the amount of nil, RMB0.4 million and RMB0.4 million (US$0.1 million) in 2021, 2022 and 2023, respectively.

Transactions with Chutian

We acquired Wuhan Miracle in July 2021, and Chutian Laser Group, or Chutian, is controlled by direct relatives of Wuhan Miracle’s chairperson. Chutian provided rental service to Wuhan Miracle in the amount of nil, RMB0.1 million and RMB0.1 million (US$0.0 million) in 2021, 2022 and 2023, respectively.

Transactions with Ms. Li Lv

We acquired Shanghai Leya Health Technology Co., Ltd, or Leya, in October 2020 and Ms. Li Lv is the director of Leya. We have entered into the share transfer agreement with Ms. Lv to sell all our equity interest in Leya and discharge Leya of all debts owed to us for an aggregate consideration of RMB5.7 million in 2022. As of December 31, 2022, we had RMB5.7 million due to Ms. Li Lv. As of December 31, 2023, the transaction was completed, we had nil due to Ms. Lv.

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

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is paid. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

On March 20, 2024, our board of directors declared a special cash dividend of US$0.078 per ordinary share, or US$0.06 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 12, 2024. The payment date is expected to be on or around April 29, 2024. The total amount of cash to be distributed for the dividend is expected to be approximately US$6.1 million.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. Regulations of mainland China may restrict the ability of our subsidiaries in mainland China to pay dividends to us. See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations on Dividend Distribution.”

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is paid.

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

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held, and any such resolution in writing shall be as valid and effective as if the same had been passed at a general meeting of our company duly convened and held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into different classes of shares, the rights attached to any such class may (subject to any rights or restrictions attached to any class) only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

If the PRC tax authorities determine that So-Young International Inc. is a resident enterprise in mainland China for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. It is unclear whether our shareholders that are not individuals in mainland China (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such shareholders that are not individuals in mainland China in the event we are determined to be a resident enterprise in mainland China. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether shareholders of So-Young International Inc. that are non-resident in mainland China would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that So-Young International Inc. is treated as a resident enterprise in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a resident enterprise in mainland China for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our shareholders that are non-resident of mainland China or ADS holders.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	individual retirement accounts or other tax-deferred accounts;
●	persons liable for minimum tax;
●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our ADSs or ordinary shares (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,all of whom may be subject to tax rules that differ significantly from those discussed below.

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

Based upon the nature and composition of our income and assets (including the significant amount of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

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

As described in “Item 10. Additional Information-E. Taxation-Taxation in Mainland China,” if we are deemed to be a resident enterprise in mainland China under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as source income from mainland China under the Treaty. Pursuant to United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

F.          Dividends and Paying Agents

Not applicable.

G.         Statement by Experts

Not applicable.

H.         Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2023, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB376.4 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 29, 2023 would result in a decrease of US$5.3 million in cash, cash equivalents and restricted cash. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 29, 2023 would result in an increase of US$5.3 million in cash, cash equivalents and restricted cash.

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

The fees and charges holders of our ADSs may be required to pay may vary over time and may be changed by us and by the depositary bank.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2023, we received nil from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from May 1, 2019, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2023, we utilized US$181.0 million of the net proceeds from our initial public offering in strategic investments and acquisition, and share repurchase. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in technology and research and development and enhance our content offering, and for brand promotion and user acquisition efforts and horizontal and vertical business expansions, and for general corporate purposes and working capital needs and potential strategic investments and acquisitions.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2023. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Nan Shen, the chairman of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

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

	For the Year Ended December 31,
	2022	2023

	(in thousands of RMB)
Audit fees(1)	12,600	11,655
Tax fees(2)	1,712	1,428
Other fees(3)	140	80

Notes:

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, and tax advice.
(3)	“Other fees” represent the aggregate fees incurred in each of the fiscal years listed for services rendered by our principal auditors excluding services reported under “Audit fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us from January 1, 2023 to March 31, 2024 under the 2022 Share Repurchase Program and the 2024 Share Repurchase Program. All shares were repurchased in the open market pursuant to our 2022 Share Repurchase Program and 2024 Share Repurchase Program.

				Maximum Dollar
			Total Number of	Value of ADSs that
			ADSs Purchased as	May Yet be
	Total Number of	Average Price Paid	Part of Publicly	Purchased Under
Periods	ADSs Purchased	per ADS (US$)	Announced Plans	the Plans
January 1, 2023 to January 31, 2023	1,988,857	2.03	1,988,857	18,805,800
February 1, 2023 to February 28, 2023	1,594,090	2.66	1,594,090	14,571,715
March 1, 2023 to March 31, 2023	321,849	2.82	321,849	13,664,350
April 1, 2023 to April 30, 2023	1,832,741	2.67	1,832,741	8,775,310
May 1, 2023 to May 31, 2023	1,243,004	2.62	1,243,004	5,523,778
June 1, 2023 to June 30, 2023	—	—	—	5,523,778
July 1, 2023 to July 31, 2023	—	—	—	5,523,778
August 1, 2023 to August 31, 2023	104,681	1.33	104,681	5,384,119
September 1, 2023 to September 30, 2023	190,172	1.20	190,172	5,156,570
October 1, 2023 to October 31, 2023	382,304	0.99	382,304	4,779,276
November 1, 2023 to November 17, 2023	198,125	1.03	198,125	4,574,869
March 22, 2024 to March 31, 2024	84,424	1.06	84,424	24,910,415
Total	7,940,247	2.31	7,940,247	24,910,415

Notes:

●	On November 18, 2022, our board of directors authorized a share repurchase program, under which we are authorized to repurchase up to an aggregate value of US$15 million of our shares (including in the form of ADS) during the 12-month period beginning from November 18, 2022. On January 3, 2023, our board of directors has authorized an adjustment to the Company’s previously adopted 2022 Share Repurchase Program, increasing the aggregate value of shares (including in the form of ADS) that we are authorized to repurchase under the program from US$15 million to US$25 million to demonstrate our confidence in long-term prospects. The 2022 Share Repurchase Program expired on November 17, 2023. On March 18, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to an aggregate value of US$25 million of our ADSs or ordinary shares over the 12-month period beginning from March 22, 2024.

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

For example, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2023. In addition, we elected to follow our home country practices and did not seek shareholder approval for the adoption of our 2021 Share Incentive Plan or the adoption of our 2023 Share Incentive Plan.

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

We may continue to rely on these or other exemptions in the future, and our shareholders may be afforded less protection than shareholders of companies that are subject to these corporate governance requirements as a result. See “Item 3. Key Information -D. Risk Factors-Risks Related to Our ADSs-As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance listing standards” and “Item 3. Key Information-D. Risk Factors-Risks Related to Our ADSs-We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, confidential data classification, data encryption, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework and regular cybersecurity training sessions for our employees. We have established and implemented detailed internal policies for the collection, storage, use, transfer and disposal of sensitive information.

Our different departments cooperate to protect our information system. Our cybersecurity department bears the responsibility for designing our cybersecurity policies according to our defensive goals, providing internal cybersecurity-related services, responding to cybersecurity incidents, conducting regular cybersecurity examinations of our information infrastructure and equipment and organizing periodic cybersecurity awareness trainings and cyber incident simulations. When cybersecurity incidents occur, our cybersecurity department would quickly respond to them according to our pre-prepared emergency plans for various levels of cybersecurity incidents, collect relevant evidence, reach out to impacted parties and report the incidents to our department heads and management, to the extent appropriate. After the incidents, our cybersecurity department would analyze the incident and generate insights and reports for our future cybersecurity practices. Our business department is responsible for executing our internal protocols, reporting material cybersecurity risks and incidents to our cybersecurity department and responding to other departments’ cybersecurity-related requests. Our IT department manages the risks of equipment failure and handles lost or damaged equipment. Our legal and internal control departments conduct evaluations of the security grade status of our cybersecurity defense system and strive to ensure our compliance with cybersecurity regulations and policies.

Moreover, we have engaged third-party cybersecurity service companies to better protect our information system. For example, we have contracted with service providers for data leakage prevention, anti-virus, network security, and cyberattack interception services and network security evaluation services.

We also work closely with third-party service providers to ensure their compliance with our cybersecurity standards and to assess risks arising from our engagements with them. Before collaborating with third-party service providers, we conduct investigation of the business backgrounds of the providers and evaluate their cybersecurity management systems and capabilities. During the collaboration, our sharing of data with the providers is subject to strict review of our legal, internal control and cybersecurity departments. If the providers’ services involve the handling of personal information, we require the providers to supplement third-party cybersecurity analysis reports of their information systems. After the collaboration, we promptly stop data sharing and require the providers to dispose historical data.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our cybersecurity officer is an industry veteran with more than 15 years of experience in cybersecurity risk management. He holds the Certified Information Systems Security Professional certification issued by International Information Systems Security Certification Consortium. Our cybersecurity officer, chief executive officer and chief financial officer are responsible for overseeing our cybersecurity risk and incident management. If a cybersecurity incident occurs, our cybersecurity department quickly reports to our cybersecurity officer, who will promptly organize relevant personnel for emergence responses. Our cybersecurity officer will also initiate an internal assessment, and if it is determined that the incident could potentially be a material cybersecurity event, our cybersecurity officer will promptly report the incident and assessment results to (i) our disclosure committee, which is comprised of our principal accounting officer, our head of the legal department, our principal investor relations officer, our cybersecurity officer and the appropriate business unit heads and (ii) other members of senior management and external legal counsel, to the extent appropriate. Our cybersecurity officer and other relevant departments shall prepare disclosure material on the cybersecurity incident for review and approval by (i) our disclosure committee, (ii) our chief financial officer, (iii) our chief executive officer, (iv) our board of directors or nominating and corporate governance committee and other members of senior management and external legal counsel, if necessary, before it is disseminated to the public.

Moreover, our chief executive officer, chief financial officer and cybersecurity officer shall meet with our board of directors or the nominating and corporate governance committee (i) in connection with each quarterly earnings release, update the status of any material cybersecurity incidents or material risks from cybersecurity threats, if any, and the relevant disclosure issues and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a question and answer session. Our board of directors or nominating and corporate governance committee maintain oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

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
4.21

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Tao Yu and Beijing Chiyan dated September 4, 2019, as currently in effect (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 27, 2020 (File No. 001-38878))

4.22

English translation of the executed form of spousal consent letter by the spouses of shareholders of Beijing Chiyan, as currently in effect, and a schedule of all spousal consent letters adopting the same form (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on April 27, 2020 (File No. 001-38878))

4.23

English translation of the Equity Transfer Agreement among Beijing So-Young Technology Co., Ltd., Wuhan Zeqi Technology Co., Ltd., and other parties named therein dated June 27, 2021 (incorporated herein by reference to Exhibit 4.22 to the Form 20-F filed on May 2, 2022 (File No. 001-38878))

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of CM Law Firm
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97*	Clawback Policy of Registration
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

*     Filed with this Annual Report on Form 20-F.

**    Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

So-Young International Inc.

	By:	/s/ Xing Jin
		Name:	Xing Jin
		Title:	Chairman of the Board of Directors
Date: April 25, 2024			and Chief Executive Officer

SO-YOUNG INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of So-Young International Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of So-Young International Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Assessment for Impairment of Goodwill – Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”) Reporting Unit

As described in Notes 2(n) and 7 to the consolidated financial statements, the Company’s goodwill balance was RMB541 million as of December 31, 2023, and the goodwill balance attributable to the Wuhan Miracle reporting unit was RMB540 million. Management conducts an impairment test on an annual basis, or more frequently if events or changes in circumstances indicate that it may be impaired. Management performed an annual goodwill impairment test as of December 31, 2023 by comparing the fair value of a reporting unit to its carrying value. Fair value of Wuhan Miracle reporting unit as of December 31, 2023 was estimated by management using a discounted cash flow model. Management’s cash flow projections for the Wuhan Miracle reporting unit included significant judgments and assumptions related to the projected revenue, projected operating results, and the discount rate. Based on the goodwill impairment test, management determined that the estimated fair value of the Wuhan Miracle reporting unit exceeded its carrying value and, therefore, no impairment was recorded in the year ended December 31, 2023.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Wuhan Miracle reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Wuhan Miracle reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the projected revenue, projected operating results, and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over management’s valuation of fair value of Wuhan Miracle reporting unit. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of Wuhan Miracle reporting unit; (ii) evaluating the appropriateness of the valuation method used; (iii) testing the completeness and accuracy of underlying data used in the valuation; and (iv) evaluating the reasonableness of the significant assumptions related to projected revenue and projected operating results by considering (i) the past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluating (i) the appropriateness of management’s valuation method and (ii) the reasonableness of significant assumption related to the discount rate.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 25, 2024

We have served as the Company’s auditor since 2018.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	694,420	426,119	60,018
Restricted cash and term deposits	14,908	14,695	2,070
Trade receivables	36,006	57,219	8,059
Inventories	120,480	118,924	16,750
Receivables from online payment platforms	14,787	23,158	3,262
Amounts due from related parties	33,382	9,212	1,297
Term deposits and short-term investments	875,955	900,823	126,878
Prepayment and other current assets	126,889	171,774	24,194
Total current assets	1,916,827	1,721,924	242,528
Non-current assets:
Long-term investments	227,959	261,016	36,763
Intangible assets	169,280	145,253	20,458
Goodwill	540,693	540,693	76,155
Property and equipment, net	116,184	116,782	16,448
Deferred tax assets	64,739	78,034	10,991
Operating lease right-of-use assets	62,898	118,408	16,677
Other non-current assets	99,293	232,455	32,741
Total non-current assets	1,281,046	1,492,641	210,233
Total assets	3,197,873	3,214,565	452,761

Liabilities

Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB381,235 and RMB376,261 as of December 31, 2022 and 2023, respectively):

Short-term borrowings	—	29,825	4,201
Taxes payable	74,580	56,894	8,013
Contract liabilities	110,159	103,374	14,560
Salary and welfare payables	72,532	86,290	12,154
Amounts due to related parties	5,895	388	55
Accrued expenses and other current liabilities	224,589	233,913	32,945
Operating lease liabilities-current	50,285	29,739	4,189
Total current liabilities	538,040	540,423	76,117

Non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB17,880 and RMB46,951 as of December 31, 2022 and 2023, respectively):

Operating lease liabilities-non current	20,972	86,210	12,142
Deferred tax liabilities	30,993	25,082	3,533
Other non-current liabilities	—	1,536	216
Total non-current liabilities	51,965	112,828	15,891
Total liabilities	590,005	653,251	92,008
Commitments and Contingencies (see Note 21)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(e)
Shareholders’ equity
Treasury stock	(232,835)	(358,453)	(50,487)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2022 and 2023; 73,065,987 and 68,843,320 shares issued and outstanding as of December 31, 2022; 73,688,044 and 63,422,436 shares issued and outstanding as of December 31, 2023, respectively)	236	238	34
Class B ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2022 and 2023; 12,000,000 shares issued and outstanding as of December 31, 2022 and 2023)	37	37	5
Additional paid-in capital	3,043,971	3,080,433	433,870
Statutory reserves	29,027	33,855	4,768
Accumulated deficit	(346,618)	(330,166)	(46,503)
Accumulated other comprehensive income	4,107	18,185	2,561
Total So-Young International Inc. shareholders’ equity	2,497,925	2,444,129	344,248

Non-controlling interests	109,943	117,185	16,505

Total shareholders’ equity	2,607,868	2,561,314	360,753

Total liabilities and shareholders’ equity	3,197,873	3,214,565	452,761

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)

Revenues:
Information services and others	1,304,455	870,140	1,063,178	149,745
Reservation services	276,052	128,668	101,313	14,270
Sales of medical products and maintenance services	111,956	259,066	333,538	46,978
Total revenues	1,692,463	1,257,874	1,498,029	210,993
Cost of revenues：
Cost of services and others	(249,747)	(253,531)	(385,582)	(54,308)
Cost of medical products sold and maintenance services	(78,142)	(139,761)	(158,754)	(22,360)
Total cost of revenues	(327,889)	(393,292)	(544,336)	(76,668)
Gross profit	1,364,574	864,582	953,693	134,325
Operating expenses:
Sales and marketing expenses	(792,484)	(472,092)	(520,451)	(73,304)
General and administrative expenses	(252,214)	(260,208)	(290,765)	(40,953)
Research and development expenses	(286,567)	(235,087)	(203,524)	(28,666)
Impairment of goodwill and intangible assets	(65,879)	—	—	—
Total operating expenses	(1,397,144)	(967,387)	(1,014,740)	(142,923)
Loss from operations	(32,570)	(102,805)	(61,047)	(8,598)
Other income/(expenses):
Investment income, net	8,931	4,264	12,004	1,691
Interest income, net	19,328	28,883	48,843	6,879
Exchange losses	(4,766)	(492)	(662)	(93)
Impairment of long-term investment	(17,850)	(7,945)	(444)	(63)
Share of losses of equity method investee	(1,522)	(17,223)	(12,723)	(1,792)
Others, net	12,044	8,246	21,898	3,084
(Loss)/Income before tax	(16,405)	(87,072)	7,869	1,108
Income tax (expenses)/benefits	(21,231)	20,965	18,075	2,546
Net (loss)/income	(37,636)	(66,107)	25,944	3,654
Net loss/(income) attributable to non-controlling interests	29,265	553	(4,664)	(657)
Net (loss)/income attributable to So-Young International Inc.	(8,371)	(65,554)	21,280	2,997

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)

Net (loss)/income	(37,636)	(66,107)	25,944	3,654
Other comprehensive (loss)/income:
Foreign currency translation adjustment	(31,399)	87,998	14,078	1,983
Total other comprehensive (loss)/income	(31,399)	87,998	14,078	1,983

Total comprehensive (loss)/income:	(69,035)	21,891	40,022	5,637
Comprehensive loss/(income) attributable to non-controlling interests	29,265	553	(4,664)	(657)
Comprehensive (loss)/income attributable to So-Young International Inc.	(39,770)	22,444	35,358	4,980

Net (loss)/earnings per ordinary share
Net (loss)/earnings per ordinary share attributable to So-Young International Inc. - basic	(0.10)	(0.79)	0.27	0.04
Net (loss)/earnings per ordinary share attributable to So-Young International Inc. - diluted	(0.10)	(0.79)	0.27	0.04
Weighted average number of ordinary shares used in computing (loss)/earnings per share, basic*	81,680,504	82,665,269	77,646,899	77,646,899
Weighted average number of ordinary shares used in computing (loss)/earnings per share, diluted*	81,680,504	82,665,269	78,054,950	78,054,950

Net (loss)/earnings per ADS
Net (loss)/earnings per ADS attributable to So-Young International Inc. - basic (13 ADS represents 10 Class A ordinary shares)	(0.08)	(0.61)	0.21	0.03
Net (loss)/earnings per ADS attributable to So-Young International Inc. - diluted (13 ADS represents 10 Class A ordinary shares)	(0.08)	(0.61)	0.21	0.03

Share-based compensation expenses included in:
Cost of revenues	(18,768)	(8,282)	(1,800)	(254)
Sales and marketing expenses	(9,808)	(6,781)	(5,680)	(800)
General and administrative expenses	(56,705)	(19,021)	(23,590)	(3,323)
Research and development expenses	(20,869)	(9,252)	(5,251)	(740)
*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The accompanying notes are an integral part of the consolidated financial statements

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

											Total
											shareholders’
											equity
											attributable
										Accumulated	to
										other	shareholders
	Class A		Class B				Additional	Accumulated	Statutory	comprehensive	of the	Non-controlling	Total
	ordinary shares		ordinary shares		Treasury stock		paid-in capital	deficit	reserves	(loss)/income	Company	interests	equity
		Amount		Amount		Amount
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	69,712,159	224	12,000,000	37	—	—	2,892,268	(254,228)	10,562	(52,492)	2,596,371	—	2,596,371
Net loss attributable to So-Young International Inc.	—	—	—	—	—	—	—	(8,371)	—	—	(8,371)	—	(8,371)
Acquisition of subsidiary (see Note 6)	—	—	—	—	—	—	—	—	—	—	—	76,905	76,905
Statutory reserves	—	—	—	—	—	—	—	(9,769)	9,769	—	—	—	—
Repurchase of Class A ordinary shares	—	—	—	—	(2,643,692)	(217,712)	—	—	—	—	(217,712)	—	(217,712)
Share-based compensation expenses	—	—	—	—	—	—	106,150	—	—	—	106,150	—	106,150
Issuance of Class A ordinary shares from exercise of share options (see Note 19)	1,773,900	6	—	—	—	—	1,144	—	—	—	1,150	—	1,150
Reclassification of non-controlling interests in mezzanine equity and net loss attributable to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	—	(6,060)	(6,060)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(31,399)	(31,399)	—	(31,399)
Balance as of December 31, 2021	71,486,059	230	12,000,000	37	(2,643,692)	(217,712)	2,999,562	(272,368)	20,331	(83,891)	2,446,189	70,845	2,517,034

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

											Total
											shareholders’
											equity
											attributable
										Accumulated	to
										other	shareholders
	Class A ordinary		Class B ordinary				Additional	Accumulated	Statutory	comprehensive	of the	Non-controlling	Total
	shares		shares		Treasury stock		paid-in capital	deficit	reserves	(loss)/income	Company	interests	equity
		Amount		Amount		Amount
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	71,486,059	230	12,000,000	37	(2,643,692)	(217,712)	2,999,562	(272,368)	20,331	(83,891)	2,446,189	70,845	2,517,034
Net loss	—	—	—	—	—	—	—	(65,554)	—	—	(65,554)	(553)	(66,107)
Statutory reserves	—	—	—	—	—	—	—	(8,696)	8,696	—	—	—	—
Repurchase of Class A ordinary shares	—	—	—	—	(1,578,975)	(15,123)	—	—	—	—	(15,123)	—	(15,123)
Share-based compensation expenses	—	—	—	—	—	—	43,336	—	—	—	43,336	—	43,336
Issuance of Class A ordinary shares from exercise of share options (see Note 19)	1,579,928	6	—	—	—	—	1,073	—	—	—	1,079	—	1,079
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	661	661
Change of the capital from non-controlling interest shareholder (see Note 6)	—	—	—	—	—	—	—	—	—	—	—	38,990	38,990
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	87,998	87,998	—	87,998
Balance as of December 31, 2022	73,065,987	236	12,000,000	37	(4,222,667)	(232,835)	3,043,971	(346,618)	29,027	4,107	2,497,925	109,943	2,607,868
Net income	—	—	—	—	—	—	—	21,280	—	—	21,280	4,664	25,944
Statutory reserves	—	—	—	—	—	—	—	(4,828)	4,828	—	—	—	—
Repurchase of Class A ordinary shares	—	—	—	—	(6,042,941)	(125,618)	—	—	—	—	(125,618)	—	(125,618)
Dividend to non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	—	(4,464)	(4,464)
Share-based compensation expenses	—	—	—	—	—	—	36,321	—	—	—	36,321	—	36,321
Issuance of Class A ordinary shares from exercise of share options (see Note 19)	622,057	2	—	—	—	—	141	—	—	—	143	—	143
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	6,992	6,992
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	50	50
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	14,078	14,078	—	14,078
Balance as of December 31, 2023	73,688,044	238	12,000,000	37	(10,265,608)	(358,453)	3,080,433	(330,166)	33,855	18,185	2,444,129	117,185	2,561,314

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net (loss)/income	(37,636)	(66,107)	25,944	3,654
Depreciation of property and equipment and amortization of intangible assets	30,081	47,086	46,090	6,492
Inventory provision	—	(1,681)	(734)	(103)
Impairment of amount due from related parties	860	—	—	—
Impairment of long-term investment	17,850	7,945	444	63
Impairment of property and equipment	—	1,350	844	119
Impairment of other current assets	—	5,421	—	—
Impairment of goodwill and intangible assets	65,879	—	—	—
Gains on disposal of subsidiaries	—	—	(5,497)	(774)
Loss on disposal of property and equipment	244	5	136	19
Gains on disposal of long-term investments	—	—	(2,842)	(400)
Expected credit losses	15,498	13,224	15,629	2,201
Share-based compensation expenses	106,150	43,336	36,321	5,116
Lease expense to reduce right-of-use assets	33,668	38,588	45,699	6,437
Share of losses of equity method investee	1,522	17,223	12,723	1,792
Exchange losses	4,766	492	662	93
Deferred income tax	1,652	(24,803)	(33,515)	(4,720)
Fair value change of short-term investments	8,289	49	(492)	(69)
Unrealized losses on equity investments	—	—	3,534	498
Changes in operating assets and liabilities:
Trade receivables	14,580	13,564	(28,950)	(4,078)
Receivables from online payment platforms	(2,682)	4,077	(8,371)	(1,179)
Prepayment and other current assets	(43,991)	(48,259)	(50,450)	(7,106)
Inventories	7,869	(27,988)	(2,122)	(299)
Other non-current assets	(36,968)	(51,340)	5,682	800
Contract liabilities	(28,306)	(28,996)	(6,014)	(847)
Taxes payable	(13,010)	27,243	(1,630)	(230)
Salary and welfare payables	(4,838)	(31,092)	14,261	2,009
Amounts due (from)/to related parties	(307)	3,898	(6,499)	(915)
Operating lease liabilities	(35,764)	(40,505)	(56,517)	(7,960)
Accrued expenses and other liabilities	(21,119)	(15,603)	18,165	2,558
Net cash provided by/(used in) operating activities	84,287	(112,873)	22,501	3,171

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(45,056)	(15,707)	(51,176)	(7,208)
Purchase of short-term investments and term deposits	(1,919,804)	(1,205,770)	(2,235,423)	(314,853)
Proceeds from maturities of short-term investments and term deposits	3,052,869	764,785	2,103,093	296,214
Cash paid for long-term investments, including prepayment for new investment	(102,945)	—	(36,264)	(5,108)
Proceeds from disposal of property and equipment	180	102	299	42
Proceeds from disposal of subsidiaries and investees, net of cash disposed	—	—	6,570	925
Acquisition of subsidiaries, net of cash acquired	(636,872)	(97,492)	—	—
Loans advanced to related party (see Note 23)	(15,720)	(18,130)	(8,330)	(1,173)
Proceeds from repayment of the loan advanced to related party (see Note 23)	7,170	—	18,620	2,623
Net cash provided by/(used in) investing activities	339,822	(572,212)	(202,611)	(28,538)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares	(217,712)	(15,123)	(125,618)	(17,693)
Proceeds from capital injection of investee	—	661	50	7
Proceeds from short-term borrowing	—	—	29,825	4,201
Dividend paid to non-controlling interests shareholders	—	—	(4,464)	(629)
Proceeds from exercise of share options	969	876	192	27
Net cash used in financing activities	(216,743)	(13,586)	(100,015)	(14,087)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(9,242)	55,862	11,865	1,670
Net increase/(decrease) in cash, cash equivalents and restricted cash	198,124	(642,809)	(268,260)	(37,784)
Cash, cash equivalents and restricted cash at the beginning of the year	1,145,685	1,343,809	701,000	98,734
Cash, cash equivalents and restricted cash at the end of the year	1,343,809	701,000	432,740	60,950

Supplemental disclosures of cash flow information:
Cash paid for income taxes	(31,170)	(11,360)	(16,257)	(2,290)
Supplemental disclosures of non-cash investing activities：
Converting loan receivable to long-term investment	—	—	15,115	2,129
Inventories transferred to property and equipment, net	—	—	4,412	621

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	1,331,968	694,420	426,119	60,018
Restricted cash	11,841	6,580	6,621	932
Total cash, cash equivalents and restricted cash	1,343,809	701,000	432,740	60,950

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities

(a) Principal activities

So-Young International Inc., (the “Company” or “So-Young”), is a leading online platform on consumption healthcare services focusing on discretionary medical treatments. The Company, through its consolidated subsidiaries and consolidated variable interest entities (“VIEs”) and the subsidiaries of the VIE (collectively referred to as the “Group”) is primarily engaged in the operation of the platform that enables users to both discover reliable content and share their own experience on medical aesthetics procedures, and leads users to reserve treatment services from medical aesthetic service providers for offline treatment in the People’s Republic of China (the “PRC” or “China”) and internationally. Following the acquisition of Wuhan Miracle in 2021, the Group expands supply chain business for production and sales of upstream medical products.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(a) Principal activities (Continued)

As of December 31, 2023, the Company’s major subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

		Percentage of
	Place and year of	direct or indirect
	incorporation or	economic
	year of acquisition	ownership	Principal activities
Subsidiaries
So-Young Hong Kong Limited (“So-Young HK”)	Hong Kong, 2014	100%	Investment holding
So-Young High Tech Korea Co., Ltd.	Korea, 2014	100%	Technology advisory services
Beijing So-Young Wanwei Technology Consulting Co., Ltd. (“So-Young Wanwei”)	the PRC, 2014	100%	Management consulting services
So-Young (China) Network Technology Co., Ltd. (“So-Young China”)	the PRC, 2018	100%	Management consulting services
Wuhan Zeqi Technology Co., Ltd. (“Wuhan Zeqi”)	the PRC, 2021	100%	Investment holding
Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”)	the PRC, 2021	87.60%	Production, sales and agency of equipment
Wuhan Haoweilai Technology Co., Ltd. (“Wuhan Haoweilai”)	the PRC, 2021	87.60%	Production, sales and agency of equipment
Shanghai Jiading Tonghua Micro Finance Co., Ltd. (“Tonghua Micro Finance”)	the PRC, 2021	100%	Micro finance services
Shanxi Tianfu Technology Co., Ltd. (“Shanxi Tianfu”)	the PRC, 2023	85.41%	Production, sales and agency of equipment
Shenzhen Miracle Interconnection Technology Co., Ltd. (“Shenzhen Miracle”)	the PRC, 2023	87.60%	Development of equipment
So-Young Medical HongKong Limited	Hong Kong, 2023	100%	Investment holding

VIEs
Beijing So-Young Technology Co., Ltd. (“Beijing So-Young”)	the PRC, 2013	100%	Internet information and technology advisory services
Beijing Chiyan Medical Beauty Consulting Co., Ltd. (“Chiyan Beijing”)	the PRC, 2019	100%	Internet information and technology advisory services

VIE’s Subsidiaries
Beijing So-Young Souyang Investment and Management Co., Ltd.	the PRC, 2016	100%	Management consulting services
Beijing Meifenbao Technology Co., Ltd.	the PRC, 2016	100%	Technology advisory services
Beijing Qingyang Cosmetic Service Co., Ltd. (Previously known as Beijing So-Young Qingyang Medical Instrument Co., Ltd. )	the PRC, 2017	100%	Cosmetic services
Beijing Shengshi Meiyan Culture Co., Ltd.	the PRC, 2018	100%	Internet culture services
Beijing Qingyang Medical Aesthetic Clinic Co., Ltd.	the PRC, 2020	100%	Medical aesthetic services
Chengdu So-Young Internet Hospital Co., Ltd.	the PRC, 2020	100%	Online medical treatment and consultation services
Jinbaoxin Shenzhen Insurance Brokers Co., Ltd. (“Jinbaoxin”)	the PRC, 2020	100%	Technology advisory services
Chengdu Wuhou Yililanhu Medical Aesthetic Clinic Co., Ltd.	the PRC, 2021	100%	Medical aesthetic services
Hainan Yixian Daka Technology Co., Ltd. (“Yixian Daka”)	the PRC, 2021	100%	Technology advisory services
Hainan So-Young Medical Technology Co., Ltd	the PRC, 2021	100%	Sales and agency of equipment
Shanghai Biyuhua Internet Technology Co., Ltd.	the PRC, 2021	100%	Internet information and technology advisory services
Beijing Qingyang Technology Co., Ltd.	the PRC, 2022	100%	Sales of cosmetics

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries

As of December 31, 2023, the Company, through the wholly foreign-owned enterprise (“WFOE”), entered into the following contractual arrangements with the VIEs and its shareholders that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the Company is the ultimate primary beneficiary of the VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

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

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

Exclusive business cooperation agreements.   The VIEs have entered into an exclusive technical development, consultation and service agreement with the WFOE, pursuant to which the WFOE provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIEs to the WFOE. The VIEs have incurred RMB584,914, RMB251,739 and RMB279,342 service fee to the WFOE for the years ended December 31, 2021, 2022 and 2023, respectively.

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

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

The following consolidated financial information of the VIEs and its subsidiaries taken as a whole as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 was included in the consolidated financial statements of the Group. Transactions between the VIEs and its subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2022	2023
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	170,263	144,035
Restricted cash and term deposits	14,461	14,630
Trade receivables	20,468	39,587
Inventories	9,738	15,999
Receivables from online payment platforms	11,378	18,153
Amounts due from Group companies	125,165	137,937
Amounts due from related parties	33,297	9,127
Term deposits and short-term investments	—	16,153
Prepayment and other current assets	36,126	46,289
Total current assets	420,896	441,910

Non-current assets:
Investment in subsidiaries	34,691	34,691
Long-term investments	134,959	164,456
Intangible assets	31,671	28,023
Goodwill	684	684
Property and equipment, net	24,407	29,082
Deferred tax assets	26,083	23,717
Operating lease right-of-use assets	35,189	59,458
Other non-current assets	12,777	49,950
Total non-current assets	300,461	390,061
Total assets	721,357	831,971

Liabilities
Current liabilities:
Taxes payable	49,301	42,955
Contract liabilities	76,242	78,131
Salary and welfare payables	31,928	34,099
Amounts due to Group companies	244,404	310,394
Amounts due to related parties	5,895	87
Accrued expenses and other current liabilities	186,898	203,771
Operating lease liabilities-current	30,971	17,218
Total current liabilities	625,639	686,655

Non-current liabilities:
Operating lease liabilities-non current	11,507	41,254
Deferred tax liabilities	6,373	5,697
Total non-current liabilities	17,880	46,951
Total liabilities	643,519	733,606

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

Third-party revenues	1,573,161	992,705	1,203,754
Inter-company revenues	358	12,203	19,466
Total revenues	1,573,519	1,004,908	1,223,220
Third-party costs	(221,286)	(236,094)	(388,143)
Inter-company costs	(607,016)	(253,929)	(280,781)
Total costs	(828,302)	(490,023)	(668,924)
Total operating expenses	(822,210)	(533,684)	(552,945)
(Loss)/income from non-operations	(7,557)	(7,288)	931
(Loss)/income before tax	(84,550)	(26,087)	2,282
Income tax (expenses)/benefits	(23,524)	1,969	7,514
Net (loss)/income	(108,074)	(24,118)	9,796
Net loss attributable to non-controlling interests	28,533	2,328	3
Net (loss)/income attributable to So-Young International Inc.	(79,541)	(21,790)	9,799

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

Net cash used in Group companies	(846,063)	(302,028)	(239,088)
Other operating activities	538,711	278,354	267,865
Net cash (used in)/provided by operating activities	(307,352)	(23,674)	28,777
Purchase of short-term investments	(40,000)	(40,500)	(31,000)
Proceeds from maturities of short-term investments	110,000	36,000	15,000
Acquisitions of subsidiaries, net of cash acquired	(902)	—	—
Loans to Group companies	(164,000)	(37,000)	(57,680)
Repayments from Group companies	82,006	—	73,982
Other investing activities	(26,244)	(33,444)	(61,681)
Net cash used in investing activities	(39,140)	(74,944)	(61,379)
Borrowings under loan from Group companies	289,903	63,548	17,012
Repayments to borrowings under loan from Group companies	(68,677)	(56,252)	(10,589)
Other financing activities	—	661	—
Net cash provided by financing activities	221,226	7,957	6,423
Net decrease in cash, cash equivalents and restricted cash	(125,266)	(90,661)	(26,179)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB4,547 and RMB4,547 as of December 31, 2022 and 2023, respectively. As the respective VIEs and its subsidiaries are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The VIEs have paid RMB826.5 million, RMB264.0 million and RMB264.1 million of service fee to the WFOE for the years ended December 31, 2021, 2022 and 2023, respectively. There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

Liquidity

The Group had net loss of RMB37,636, RMB66,107 for the years ended December 31, 2021 and 2022, respectively, and had net income of RMB25,944 for the year ended December 31, 2023. Net cash provided by operating activities was RMB84,287 and RMB22,501 for the years ended December 31, 2021 and 2023, respectively, and net cash used in operating activities was RMB112,873 for the year ended December 31, 2022. Accumulated deficit was RMB346,618 and RMB330,166 as of December 31, 2022 and 2023, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

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

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2023, or at any other rate.

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

See Note 22 Fair Value Measurement for additional information.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(i) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive income/(loss) during the years presented. As of December 31, 2022 and 2023, the Group has the short-term deposits with the maturities within one year of RMB875,955 and RMB800,512, respectively. As of December 31, 2022 and 2023, the Group has the long-term deposits with the maturities over one year of nil and RMB112,219, respectively, recorded in other non-current assets.

(j) Trade receivables and other receivables

The Group’s trade receivables and other receivables including loan receivables are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal adjusted for any write-offs and the allowance for credit losses. Starting from January 1, 2020, the Group adopted ASU 2016-13 and estimated the allowance for credit losses to reflect the Group’s estimated expected losses. The Group assesses the allowance for credit losses, mainly based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. Interest income from these instruments is using the effective interest rate method if applicable.

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

The Group’s trade receivables, amounts due from related parties, other receivables recorded in prepayment and other current assets, other non-current assets, cash and cash equivalents, restricted cash and term deposits are within the scope of ASC Topic 326. The Group’s expected credit loss of cash and cash equivalents, restricted cash and term deposits within the scope of ASC Topic 326 were immaterial.

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

The Group recorded a provision for current expected credit loss. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Beginning balance	7,089	29,210	42,434
Allowance arisen from business combination	6,623	—	—
Additional allowance for credit losses, net of recoveries	15,498	13,224	15,629
Write-offs	—	—	(2,240)
Ending balance	29,210	42,434	55,823

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

The Company’s long-term investments consist of investments in privately held companies and the publicly traded company.

In accordance with ASC 323 “Investments-Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments in common stock, over which it has significant influence but does not own majority equity interest or control.

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements. The related gains/(losses) amounts are recognized in “investment income, net” in the consolidated statements of comprehensive income/(loss).

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(m) Investments(Continued)

RMB17,850, RMB7,945 and RMB444 impairment losses were recognized for the years ended December 31, 2021, 2022 and 2023.

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

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net loss attributable to non-controlling interests and mezzanine equity holders when applicable. Net loss attributable to mezzanine equity holders is included in net loss attributable to non-controlling interests on the consolidated statements of comprehensive income/(loss), while it is excluded from the consolidated statements of changes in shareholders’ equity. For the years ended December 31, 2021 and 2022, net loss attributable to non-controlling interests amounted to RMB29,265 and RMB553, respectively. For the year ended December 31, 2023, net income attributable to non-controlling interests amounted to RMB4,664. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

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

(q) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range as follows:

Computers, electrical equipment and production machinery	1-5 years
Medical equipment	3-5 years
Office equipment, furniture and others	1-10 years
Building	20 years
Leasehold improvements	shorter of remaining lease period or estimated useful life

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

(t) Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(u) Reclassifications

Starting from the year of 2023, in light of the better monitoring business development of upstream supply chain, the Group’s revenue generated from sales of cosmetic injectables and sales of equipment and maintenance services is grouped into one line item, which is renamed as sales of medical products and maintenance services.

The sale of cosmetic injectables was previously reported in line item of information services and others. The information services and others for the years of 2021 and 2022 have also been retrospectively updated. The amount reclassified from information services and others to sales of medical products and maintenance services are nil and RMB18.3 million for the years of 2021 and 2022, respectively.

Starting from the year of 2023, the previous line item cost of revenues was separated into two line items, which are cost of medical products sold and maintenance services and cost of services and others. Cost of medical products sold and maintenance services primarily consists of expenditures relating to medical products and maintenance services, and the remaining cost of revenues is reclassified into cost of services and others. The cost of medical products sold and maintenance services and cost of services and others for the years of 2021 and 2022 have also been retrospectively reclassified.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(v) Revenue recognition

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

The Group’s revenues are mainly generated from information services, reservation services and sales of medical products and maintenance services. Refer to “Note 24 - Segment Information” for disaggregation of revenue.

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

(v) Revenue recognition (Continued)

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

The Group also provides other services, which are also presented under information service, primarily comprising medical aesthetic service displayed on So-Young Prime, etc. Revenue is recognized when these services are rendered. For the years ended December 31, 2021, 2022 and 2023, the revenue derived from other services was not significant.

Barter transactions

The Company entered agreements with service providers whereby the Company provided information service as the consideration for sharing advertising space purchased by the service providers from other third-party providers. In general, the service provider would share certain percentage of the purchased advertising space with the Company. In exchange, the Company would provide the Tokens with the same value of the shared advertising space to the service provider based on the service provider’s purchase price with the third party and the shared percentage of the advertising space. Revenue from the barter transactions is recognized when information service is provided as discussed above and the expense related to the shared advertising space is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for information service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The Group recognized revenue from barter transactions amounted to RMB3,411, RMB551 and nil for the years ended December 31, 2021, 2022 and 2023, respectively. The expenses recognized from barter transactions for the years ended December 31, 2021, 2022 and 2023 were RMB4,516, RMB1,269 and nil, respectively.

ii)	Reservation services

The Group earns reservation service fees A primarily from medical aesthetic service providers when a medical or beauty treatment is performed for the platform users through reservation from the Group’s platform. Such fees are generally determined as an agreed percentage of the value of service actually provided by service providers. As per the Group’s agreements with service providers, it collects reservation service fees B for all services provided to a user during the lifetime as long as the user was brought to the particular service provider through the Group’s platform. This includes the situations where the user visits the service provider directly without online ordering, chooses treatment services at site that is different from the online reservation, adds more services during the time of visit, and visits the service provider for other treatments in the future. The service providers are obligated to report the completed transactions in above situations with the platform users to the Group. In the event that the service providers fail to report such transaction to the Group on time, the Group would charge the service providers a penalty in addition to the commission. Starting from September 2021, the Group does not charge reservation service fees B from the portion of the medical aesthetic service providers.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(v) Revenue recognition (Continued)

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

iii) Sales of medical products and maintenance services

The Group’s sales of medical products mainly include sales of cosmetic injectables produced by third parties and sales of equipment produced by third parties or the Group itself.

For the Group’s sales of cosmetic injectables produced by third parties, the Group obtains control of the products before they are transferred to the customers and revenues are recognized at the gross amount of consideration to which it expects to be entitled in exchange for the products transferred. The revenues of cosmetic injectables sales are recognized at a point in time when the control of the products is transferred to the customer.

The Group’s sales of equipment and maintenance services revenue generated from Wuhan Miracle, which was acquired by the Group in July 2021. Wuhan Miracle sells its equipment, including self-produced products and third-party produced products, to offline medical service providers and hospitals (the “customers”).

For the third-party produced medical products, the Group obtains control of the products before they are transferred to the customers. The Group is primarily responsible for fulfilling the promise to provide quality products to the customers and undertakes warranty responsibility directly. Therefore, the Group is considered the principle according to ASC 606 and concludes it is appropriate to record revenue as the gross amount of product sales net of value-added taxes.

The Group recognizes revenue on equipment sales to customers when delivery and acceptance occurs, which is defined as receipt by the Company of an executed form that the installation process is complete.

The maintenance service is recognized on a straight-line basis over the term, because the Group is providing continuous service and the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the services are performed.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(v) Revenue recognition (Continued)

iv) Warranty

The Group offers a standard one-year warranty with its equipment sales. The warranty period is starting from the date when products are sold to the customer. The customers cannot separately purchase the standard warranty and the standard warranty doesn’t provide the customer with additional service other than assurance that the product will function as expected. Therefore, these warranties are accounted for in accordance with ASC 460 Guarantees. At the time revenue is recognized, the Group accrues a warranty reserve, which includes the Group’s best estimate of warranty costs. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The warranty reserve is expected to be incurred within the next 12 months and recorded as “Accrued expenses and other current liabilities” on the Group’s consolidated balance sheets. Warranty expenses are recorded as a component of cost of revenues. Refer to “Note 16 - Accrued Expenses and Other Current Liabilities” for detail.

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

(w) Cost of revenues

Cost of services and others consists primarily of payroll costs, share-based compensation expenses, servers and bandwidth costs, depreciation expenses, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business.

Cost of medical products sold and maintenance services consists primarily of cost of inventories, labour costs and consumables used in maintenance services.

These costs are charged to the consolidated statements of comprehensive income/(loss) as incurred.

(x) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses, user acquisition activities expenses, payroll costs, share-based compensation expenses, and rental expenses related to the Group’s sales and marketing departments. For the years ended December 31, 2021, 2022 and 2023, advertising expenses were RMB570,347, RMB254,893 and RMB270,304, respectively.

(y) General and administrative expenses

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

(z) Research and development expenses

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

(aa) Share-based compensation

Share-based compensation expenses arise from share-based awards, including restricted share units (“RSUs”) and share options for the purchase of ordinary shares. The Group applies ASC 718, “Compensation—Stock Compensation”, or ASC 718, to account for the RSUs and share options granted to certain directors, executives and employees. For RSUs and share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values. The Group estimates the fair value of share options using the binomial valuation model, which requires inputs such as the fair value of the Company’s ordinary shares, risk-free interest rate, expected dividend yield, expected life and expected volatility. The fair values of RSUs are determined based on the fair value of the Company’s ordinary shares on the grant date. The market price of the Company’s publicly traded ADSs is used as an indicator of fair value for the Company’s ordinary shares.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share-based awards granted with only service conditions, using the straight-line vesting method, net of actual forfeitures, over the vesting period; or (c) for share-based awards granted with service conditions and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method.

(ab) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB115,951, RMB108,057 and RMB96,961 for the years ended December 31, 2021, 2022 and 2023, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(ac) Taxation

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income/(loss). The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2022 and 2023 nor did the Group recognize any related interest and penalties.

(ad) Government grants

Government grants, which mainly represent amounts received from local governments in connection with the Group’s investments in local business districts and contributions to technology development, are recognized as income in other income, net. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled. For the years ended December 31, 2021, 2022 and 2023, government grants recorded as other income, net were RMB7,093, RMB5,066 and RMB20,900, respectively.

In April 2022, the Group adopted ASU 2021 - 10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”, which provides guidance on the disclosure of transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

(ae) Related parties

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

(af) Net earnings/(loss) per share

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

Basic net earnings/(loss) per ordinary share is computed by dividing net income/(loss) attributable to So-Young International Inc. by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings/(loss) per ordinary share is calculated by dividing net income/(loss) attributable to So-Young International Inc., as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net earnings/(loss) per share calculation when inclusion of such share would be anti-dilutive.

(ag) Treasury stock

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

On May 7, 2021, the board of directors of the Company authorized a share repurchase program under which the Company is authorized to repurchase up to an aggregate value of US$70 million of its shares (including in the form of ADS) during the 12-month period beginning from May 7, 2021 (“the 2021 Share Repurchase Program”). As of December 31, 2021, the Company has repurchased approximately 3,436,800 ADSs (equivalent to 2,643,692 ordinary shares) for approximately US$34.0 million (RMB217.7 million) under this program. The Company did not make any repurchase under our 2021 Share Repurchase Program in 2022.

On November 18, 2022, the board of directors of the Company authorized a share repurchase program under which the Company is authorized to repurchase up to an aggregate value of US$15 million of its shares (including in the form of ADS) during the 12-month period beginning from November 18, 2022 (“the 2022 Share Repurchase Program”). On January 3, 2023, the board of directors of the Company has authorized an adjustment to the Company’s previously adopted 2022 Share Repurchase Program, increasing the aggregate value of shares (including in the form of ADS) that the Company is authorized to repurchase under the program from US$15 million to US$25 million. As of December 31, 2023, the Company has repurchased approximately 9,908,490 ADSs (equivalent to 7,621,916 ordinary shares) for approximately US$20.4 million (RMB140.7 million) under this program.

(ah) Statutory reserves

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

(ah) Statutory reserves (Continued)

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

The Group have made RMB9,769, RMB8,696 and RMB4,828 appropriations to its statutory reserve fund for the years ended December 31, 2021, 2022 and 2023.

(ai) Comprehensive income/(loss)

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

(aj) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”). Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s CODM has been identified as the Chief Executive Officer.

The operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. In July 2021, the Group acquired Wuhan Miracle, which is mainly engaged in the research and development, production, sales and agency of laser and other optoelectronic medical equipment, and it became a consolidated subsidiary of the Group. As a result of this acquisition, the Group has separated into the So-Young segment and Wuhan Miracle segment in 2021, 2022 and 2023 as set out in Note 24.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(ak) Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023 - 07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. ASU No. 2023 - 07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023 - 07 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023 - 09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. ASU No. 2023 - 09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023 - 09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

3. Concentration and Risks

(a) Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to USD and RMB appreciated more than 20% against the USD over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and USD remained within a narrow band. Since June 2010, RMB has fluctuated against USD, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 2.3% between December 31, 2020 and 2021. The depreciation of the RMB against the US$ was approximately 9.2% between December 31, 2021 and 2022. The depreciation of the RMB against the US$ was approximately 1.7% between December 31, 2022 and 2023. It is difficult to predict how market force or the PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

(b)Concentration of customers and suppliers

There were no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2021, 2022 and 2023.

(c)Concentration of credit risk

The Group’s credit risk primarily arises from cash and cash equivalents, restricted cash and term deposits, trade receivables, loan receivables, receivables from online payment platforms, and term deposits and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group places its cash and cash equivalents, restricted cash and term deposits, and term deposits and short-term investments in the reputable financial institutions with high credit quality. The risk is mitigated by credit evaluations the Group performs on the selected online payment platforms that are highly reputable and market leaders. There has been no default of payments from these online payment platforms.

As a further means of managing its credit risk, the Group holds its cash and cash equivalents and restricted cash and term deposits in a number of different financial institutions. As of December 31, 2022 and 2023, the Group held its cash and cash equivalents and restricted cash and term deposits in different financial institutions, and held approximately 41% and 27%, respectively, of its total cash and cash equivalents and restricted cash and term deposits in a single financial institution.

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

Trade receivables are typically unsecured and are derived from revenue earned directly from customers. No single customer represented 10% or more of the Group’s revenues for the years ended December 31, 2021, 2022 and 2023. The Group has not experienced any significant recoverability issue with respect to its trade receivables.

Loan receivables are the micro loans to medical aesthetic consumers. The Group started to provide this service in 2021. There were no single consumer represented 10% or more of the Group’s such revenue for the years ended December 31, 2021, 2022 and 2023. The risk with respect to loan receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

4. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets:

	As of December 31,
	2022	2023
	RMB	RMB
Loan receivables, net	65,937	79,729
Prepayments for services	25,711	30,214
Interest receivable	14,814	20,938
Prepaid rental and other deposits	6,738	18,013
Deductible VAT	5,362	10,524
Prepayments to inventory suppliers	5,945	6,329
Others	2,382	6,027
Total	126,889	171,774

5. Inventories

Inventories consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Finished products	81,190	73,097
Raw materials and semi-finished products	57,066	62,869
Inventory provision	(17,776)	(17,042)
Inventories	120,480	118,924

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

6. Business Combination

(a) Acquisition of Wuhan Miracle

Wuhan Miracle is mainly engaged in the research and development, production, sales and agency of laser and other optoelectronic medical equipment. In July 2021, the Group acquired an approximately 54.68% equity interests in Wuhan Miracle for an aggregated cash consideration of RMB512 million, including contingent consideration of RMB88 million measured at fair value, and Wuhan Miracle became a consolidated subsidiary of the Group. In connection with the transaction, the Group also entered into an agreement with the founder of Wuhan Miracle and shareholder A, pursuant to which the Group is obligated to purchase and the founder is obligated to sell additional 4.17% equity interests in Wuhan Miracle for a cash consideration of RMB39 million within three years and the Group is obligated to purchase and the shareholder A is obligated to sell 1% equity interest in Wuhan Miracle for a cash consideration of RMB9 million. The Group subsequently acquired additional 31.92% equity interests for an aggregated cash consideration of RMB299 million in the fourth quarter of 2021. In December 2022, the Group and the founder have agreed to terminate the unperformed part of the agreement. Thus, the Group effectively held 87.60% equity interests of Wuhan Miracle as of December 31, 2022 and 2023. There was no outstanding payment for acquisition of Wuhan Miracle as of December 31, 2022 and 2023.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

6. Business Combination (Continued)

(a) Acquisition of Wuhan Miracle (continued)

	RMB	Useful lives
		(Years)
Identifiable intangible assets acquired:
Developed technology	70,000	10
Supplier relationship	17,000	3
In-process research and development intangible assets	27,000	10
Cash and cash equivalents	86,467
Short-term investment and term deposits	50,000
Trade receivables	25,244
Inventories	99,681
Other current assets	6,401
Property and equipment, net	104,878	20
Other non-current assets	8,278
Contract liabilities	(32,006)
Accrued liabilities and other liabilities	(38,245)
Deferred tax liabilities	(28,872)
Goodwill	540,009
Non-controlling interests	(76,905)
Total consideration	858,930

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

6. Business Combination (Continued)

(a) Acquisition of Wuhan Miracle (continued)

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

(b) Deconsolidation of Leya

In March 2023, the Group disposed its equity interests of 63.37% in Shanghai Leya Health Technology Co., Ltd (“Leya”) with a total cash consideration of RMB5,700 to one existing shareholder of Leya. As a result, Leya was deconsolidated and a gain of RMB5,497 was recognized in investment income, net in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2023.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

7. Goodwill

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2022 and 2023 were as follows:

		Wuhan
	So-Young	Miracle	Total
	RMB	RMB	RMB
Balance as of December 31, 2021	684	540,009	540,693
Increase in goodwill related to acquisition	—	—	—
Impairment of goodwill	—	—	—
Balance as of December 31, 2022	684	540,009	540,693
Increase in goodwill related to acquisition	—	—	—
Impairment of goodwill	—	—	—
Balance as of December 31, 2023	684	540,009	540,693

Gross goodwill balances were RMB589,193 and RMB540,693 as of December 31, 2022 and 2023, respectively. Accumulated impairment losses were RMB48,500 and nil as of December 31, 2022 and 2023, respectively.

As of December 31, 2023, the Group has disposed all its equity interest in Leya, and the goodwill carrying amounts of Leya reporting unit of RMB48,500, which was fully impaired during the year ended December 31, 2021, were deconsolidated.

As of December 31, 2023, the Group tested goodwill for impairment at the reporting unit level. The Group performed impairment tests using the qualitative and quantitative methods. For the Wuhan Miracle reporting unit, management determined that a quantitative assessment was most appropriate. Impairment tests were conducted by quantitatively comparing the fair values of the reporting unit to its carrying amount, including goodwill. The Wuhan Miracle reporting unit estimated the fair value using a discounted cash flow model. Management’s cash flow projections for the Wuhan Miracle reporting unit included significant judgments and assumptions relating to the projected revenue, projected operating result, and the discount rate. Based on the goodwill impairment test, management determined that the estimated fair value of the Wuhan Miracle reporting unit exceeded its carrying value and, therefore, no impairment was recorded. The fair value determined using the discounted cash flow model is compared with comparable market data and reconciled, as necessary.

8. Investments

(a) Short-term Investments

As of December 31, 2022 and 2023, the Company’s short-term investments are comprised of investments in wealth management products issued by financial institutions, which contain a variable interest rate. To estimate the fair value of short-term investments, the Company refers to the quoted rate of return provided by financial institutions at the end of each year using discounted cash flow method. The Company classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized investment income related to short-term investments of RMB8,931, RMB4,264 and RMB7,209 in the consolidated statements of comprehensive income/(loss), respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

8. Investments (Continued)

(b) Long-term Investments

The Group’s equity investments are reported in long-term investments in the consolidated balance sheets.

The Group’s long-term investments consisted of the follows:

	Equity	Equity
	investments	investments
	without readily	with readily
	determinable	determinable	Equity method
	fair values	fair values	investments	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	232,230	—	20,270	252,500
Share of losses of equity method investees	—	—	(17,124)	(17,124)
Impairment	(8,103)	—	—	(8,103)
Foreign exchange adjustment	686	—	—	686
Balance as of December 31, 2022	224,813	—	3,146	227,959
Addition	10,540	7,104	33,735	51,379
Disposal	—	—	(381)	(381)
Reduction of capital	—	—	(1,230)	(1,230)
Share of losses of equity method investees	—	—	(12,723)	(12,723)
Fair value change	—	(3,534)	—	(3,534)
Impairment	—	—	(444)	(444)
Foreign exchange adjustment	—	(10)	—	(10)
Balance as of December 31, 2023	235,353	3,560	22,103	261,016

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

In April 2019, the Group completed the investment in Beijing Yicai Health Management Consulting Co., Ltd. (“Yicai”) by purchasing 35% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB17,500. In September 2021, the Group additionally acquired Yicai’s newly issued ordinary shares by paying the cash consideration of RMB350. After the subsequent investment in 2021, the Group held 35% of its issued and outstanding shares. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

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

In July 2021, the Group acquired Wuhan Miracle. Wuhan Miracle owned 7.5% of the equity interest of Kerui Medical Technology (Ningbo) Co., Ltd. (Previous known as Ningbo Qizhi Nianhua Medical Treatment Technology Co., Ltd) with a total cash consideration of RMB3,000. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the Company had no significant influence over the investee and the shares do not have readily determinable fair values.

In April 2023, the Group completed the investment in Hangzhou Huanyouji Culture Media Co., Ltd. by purchasing 30% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB10,540. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

8. Investments (Continued)

(b) Long-term Investments (Continued)

Equity investments using the measurement alternative (Continued)

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. Based on the Group’s assessment, an impairment loss of RMB17,850, RMB7,945 and nil was recognized in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2021, 2022 and 2023, respectively, against the carrying value of the investment due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment.

Equity investments with readily determinable fair values

In June 2023, the Group paid HKD7,818 (equivalent to RMB7,104 at the transaction date) to acquire 357,800 common shares of a Hong Kong listed company, which is engaged in developing comprehensive solutions that are tailored to meet the diverse and evolving needs of patients and consumers in the broader dermatology treatment and care market.

The common shares have readily determinable fair values and the Group does not have the ability to exercise significant influence over the company. Accordingly, the Group accounted for the investment at fair value based on the quoted prices in active markets.

Equity method investments

In October 2019, the Group invested in Beijing Sharing New Medical Technology Co., Ltd. (“Sharing New Medical”) by purchasing 49% of its equity interest. The total cash consideration for the investment was RMB13,475. In February 2021, the registered capital of Sharing New Medical increased and the Group additionally invested RMB7,596 to Sharing New Medical in proportion to its shareholdings. In February 2023, upon the receipt of the loan repayment by Sharing New Medical in the amount of RMB18,620, the Group invested an additional RMB19,609 in Sharing New Medical in proportion to its shareholdings. In addition, in December 2023, the Group invested an additional RMB14,126 in Sharing New Medical in proportion to its shareholdings by converting its loan receivable from Sharing New Medical. Upon the completion of these transactions, the Group still held approximately 49% of its equity interest. The investment was accounted for using equity method as the Group can exercise significant influence on the investee.

In September 2021, the Group invested in Beijing Souyang Management Consulting Co., Ltd (“Beijing Souyang”) by purchasing 77% of its equity interest. The total cash consideration for the investment was RMB5,000. The Company determined that Beijing Souyang was not a variable interest entity under ASC Topic 810, “Consolidation” (“ASC 810) and evaluated for consolidation under the voting interest model. Because of substantive participating rights of the 23% equity investor, including the approval of material operating decisions such as appointment of key management and determination of key management’s compensation, the Group does not have unilateral control over this investment. Therefore, the Group does not consolidate Beijing Souyang but accounts for it using equity method in accordance with ASC 323, Investments—Equity Method and Joint Ventures. In Februray 2023, the Group disposed 11% of its equity interest with the cash consideration of RMB700. In May 2023, the Group made a capital reduction of 46% of its equity interest with the cash consideration of RMB3,753, and has received RMB1,000. As of December 31, 2023, the Group held 20% of its equity interest.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. Based on the Group’s assessment, an impairment loss of nil, nil and RMB444 was recognized in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2021, 2022 and 2023, respectively, against the carrying value of the investment due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

9. Property and Equipment, Net

Property and equipment, net as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Building	99,166	99,166
Leasehold improvements	32,685	32,804
Medical equipment	16,571	35,062
Office equipment, furniture and others	8,684	10,955
Production machinery	4,744	5,213
Computers and electrical equipment	7,652	5,900
Total	169,502	189,100
Accumulated depreciation	(51,279)	(69,435)
Impairment of property and equipment	(2,039)	(2,883)
Net book value	116,184	116,782

Depreciation expenses recognized for the years ended December 31, 2021, 2022 and 2023 were RMB15,086, RMB21,648 and RMB20,741, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

10. Intangible Assets

Intangible assets and its related accumulated amortization as of December 31, 2022 and 2023 are as follows:

	As of December 31, 2022
	Gross			Net
	carrying	Accumulated	Impairment	carrying
	value	amortization	amount	amount
	RMB	RMB	RMB	RMB
License (i)	93,952	(18,806)	—	75,146
Developed technology (ii)	72,500	(10,593)	(2,071)	59,836
In-process research and development intangible assets (ii)	27,000	(3,885)	—	23,115
Customer relationship (ii)	18,000	(2,692)	(15,308)	—
Supplier relationship (ii)	17,000	(8,154)	—	8,846
Software	3,223	(1,644)	—	1,579
Trade names	779	(341)	—	438
Others	447	(127)	—	320
Total	232,901	(46,242)	(17,379)	169,280

	As of December 31, 2023
	Gross			Net
	carrying	Accumulated	Impairment	carrying
	value	amortization	amount	amount
	RMB	RMB	RMB	RMB
License (i)	94,612	(28,201)	—	66,411
Developed technology (ii)	70,000	(17,200)	—	52,800
In-process research and development intangible assets (ii)	27,000	(6,574)	—	20,426
Supplier relationship (ii)	17,000	(13,798)	—	3,202
Software	3,693	(2,102)	—	1,591
Trade names	829	(422)	—	407
Others	589	(173)	—	416
Total	213,723	(68,470)	—	145,253
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

The impairment loss of intangible assets was RMB17,379, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively. The impairment losses were resulted from a revision of long-term financial outlook of Leya, which indicates that the carrying value may not be recoverable. With the disposal of Leya in 2023, the gross carrying amount and related impairment amount of its intangible assets were deconsolidated.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

10. Intangible assets (Continued)

Amortization expense was RMB14,995, RMB25,438 and RMB25,349 for the years ended December 31, 2021, 2022 and 2023, respectively.

The Company will record estimated amortization expenses of RMB22,874, RMB19,529, RMB19,458, RMB19,353 and RMB64,039 for the years ending December 31, 2024, 2025, 2026, 2027, 2028 and thereafter, respectively.

11. Other Non-current Assets

Other non-current assets as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Long-term deposits	—	112,219
Loan receivables, net	81,497	58,035
Long-term prepayments	840	42,446
Prepaid rental deposits	13,530	7,812
Others	3,426	11,943
Other non-current assets	99,293	232,455

12. Short-term Borrowings

Short-term borrowings as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB

Short-term borrowings	—	29,825

The short-term borrowings as of December 31, 2023 carried at a fixed annual borrowing rate of 1.4% which started in November 2023.

13. Taxation

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Taxation (Continued)

(b) Income tax

Composition of income tax

The following table presents the composition of income tax expenses/ (benefits) for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense	19,579	3,838	15,440
Deferred tax expenses/(benefits)	1,652	(24,803)	(33,515)
Income tax expenses/(benefits)	21,231	(20,965)	(18,075)

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

Wuhan Miracle were entitled as HNTE in 2023 and eligible for a preferential EIT rate of 15%, for the three-year period from 2023 to 2025.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Taxation (Continued)

(b) Income tax (continued)

China (continued)

In 2021, 2022 and 2023, the Company did not record any dividend withholding tax on the retained earnings of its FIE in the Chinese mainland, as the Company intended to reinvest all earnings in the Chinese /mainland to further expand its business in the Chinese mainland, and its FIEs did not intend to declare dividends on the retained earnings to their immediate foreign holding companies. As of December 31, 2023, the retained earnings of PRC subsidiaries including VIEs amounted to approximately RMB348.1 million.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s income tax expenses/(benefits) for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income tax (expenses)/benefits at PRC statutory income tax rate-25%	(4,101)	(21,767)	1,967
Permanent differences (1)	5,412	(3,899)	(31,403)
Tax rate difference from tax holiday and statutory rate in other jurisdictions, tax refund and others	5,701	3,413	7,059
Change in valuation allowance	14,219	1,288	4,302
Income tax expenses/(benefits)	21,231	(20,965)	(18,075)
(1)	The permanent differences mainly consisted of additional deduction for research and development expenditures, non-deductible expenses and gains on disposal of Leya.

The per share effect of the tax holidays are as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net loss per ordinary share effect-basic	(0.07)	(0.21)	(0.03)
Net loss per ordinary share effect-diluted	(0.07)	(0.21)	(0.03)

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Taxation (Continued)

(c) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets
Advertising and promotion expenses in excess of deduction limit	39,287	17,643
Payroll and expense accrued	3,551	2,342
Net operating tax loss carry forwards	47,288	86,460
Loss on equity investment	5,756	8,937
Impairment of long-term investments	5,493	5,574
Provision of allowance for expected credit loss	7,534	9,795
Impairment of long-lived assets	5,148	1,219
Operating lease liabilities	10,993	22,168
Others	1,897	1,581
Valuation allowance	(51,215)	(55,517)
Total deferred tax assets, net	75,732	100,202

Deferred tax liabilities
Assets arisen from business combination and assets acquisition	30,993	25,082
Operating lease right-of-use assets	10,993	22,493
Total deferred tax liabilities	41,986	47,575

Presentation in the consolidated balance sheets after net off:
Deferred tax assets	64,739	78,034
Deferred tax liabilities	30,993	25,082

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes - Overall - Other Presentation Matters.” The Group has classified all deferred tax assets and liabilities as non-current items on its consolidated balance sheet as of December 31, 2022 and 2023.

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance as of January 1,	(35,708)	(49,927)	(51,215)
Change of valuation allowance	(14,219)	(1,288)	(4,302)
Balance as of December 31,	(49,927)	(51,215)	(55,517)

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Taxation (Continued)

(c) Deferred tax assets and liabilities (Continued)

The increase of valuation allowance in 2023 was mainly related to deferred tax assets recognized from net operating tax loss carry forwards of Beijing So-Young Souyang Investment and Management Co., Ltd., as the Group did not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized.

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration period for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2023, certain entities of the Group had net operating tax loss carry forwards, if not utilized, would expire as follows:

RMB
Loss expiring in 2024	7,849
Loss expiring in 2025	9,979
Loss expiring in 2026	14,200
Loss expiring in 2027	26,579
Loss expiring in 2028 and thereafter	448,720
Total	507,327

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

14. Taxes Payable

The following is a summary of taxes payable as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
VAT payable	34,480	31,038
Withholding individual income taxes for employees	7,862	7,670
Enterprise income taxes payable	30,666	17,177
Others	1,572	1,009
Total	74,580	56,894

15. Contract Balances

The following table provides information about trade receivables, contract assets, and contracts liabilities with customers:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Trade receivables	54,829	36,006	57,219
Contract liabilities	139,155	110,159	103,374

Contract assets related to the receipt of the consideration which is conditional on the fulfilment of the warranty service for sales of equipment. As of December 31, 2022 and 2023, the contract assets were nil. Trade receivables are recorded when the right to consideration becomes unconditional.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

15. Contract Balances(Continued)

Contract liabilities mainly relate to the payments received for information service and sales of equipment and maintenance services in advance of performance under the contract. As of December 31, 2022 and 2023, contract liabilities were RMB110,159 and RMB103,374, respectively. The Group’s information service and sales of equipment are provided in a relatively short period, as such the contract liabilities are generally recognized as revenue within three months. The Group’s maintenance services are generally provided over twelve months and the contract liabilities relate to the payments received for maintenance services are generally recognized as revenue within 12 months accordingly.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2021, 2022 and 2023 is RMB135,385, RMB118,960 and RMB102,877, respectively.

As of December 31, 2022 and 2023, the Group does not have material unsatisfied performance obligations with the related contract of duration over one year.

16. Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Deposits payable to service providers and others	55,198	52,546
Accrued service expenses	46,638	45,270
Advance payment from platform user	71,514	91,839
Payables to service providers	20,290	17,528
Payables to suppliers of inventories	13,202	10,566
Product warranty	2,704	3,339
Accrued litigation liabilities (see Note 21)	3,611	2,157
Others	11,432	10,668
Total	224,589	233,913

Standard product warranty activities were as follows:

Warranty
RMB
Balance as of December 31, 2021	2,529
Provided during the period	3,288
Utilized during the period	(3,113)
Balance as of December 31, 2022	2,704
Provided during the period	3,687
Utilized during the period	(3,052)
Balance as of December 31, 2023	3,339

17. Lease

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

17. Lease (Continued)

The Group recorded ROU assets and lease liabilities as a lessee. As of December 31, 2022 and 2023, ROU assets were approximately RMB62,898 and RMB118,408, respectively. As of December 31, 2022 and 2023, lease liabilities were approximately RMB71,257 and RMB115,949, respectively. Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2022	2023
	RMB	RMB
Cash payments for operating leases	46,169	60,323
ROU assets obtained in exchange for operating lease liabilities	5,979	101,875

Future lease payments under operating leases as of December 31, 2023 were as follows:

Operating leases
RMB
Year ending December 31,
2024	33,923
2025	26,551
2026	25,182
2027	22,818
2028 and thereafter	18,839
Total future lease payments	127,313
Less: Imputed interest	(11,364)
Total lease liability balance	115,949

The weighted-average remaining lease term was 1.59 and 4.30 years as of December 31, 2022 and 2023, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2022 and 2023 was 5.85% and 4.51%, respectively.

Operating lease expenses for the years ended December 31, 2021, 2022 and 2023 were RMB41,976, RMB44,252 and RMB49,505, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the years ended December 31, 2021, 2022 and 2023 were RMB7,929, RMB5,146 and RMB3,498, respectively.

There were no material early terminated leases for the years ended December 31, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, no additional operating leases have not yet commenced.

18. Ordinary Shares

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

18. Ordinary Shares (Continued)

As of December 31, 2023, 750,000,000 Class A ordinary shares were authorized, 73,688,044 and 63,422,436 shares issued and outstanding, respectively; 20,000,000 Class B ordinary shares were authorized, 12,000,000 Class B ordinary shares were issued and outstanding, respectively; and 80,000,000 shares as the board of directors may determine in accordance with the amended and restated memorandum and articles of association were authorized.

19. Share-based Compensation

(a) Description of share incentive plan

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Share-based Compensation (Continued)

(a) Description of share incentive plan (Continued)

In April 2021, the Company adopted the 2021 Share Incentive Plan (“2021 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the business. Unless terminated earlier or extended pursuant to its terms, the 2021 Plan has a term of two years. The maximum number of shares that may be issued under the 2021 Plan shall initially be 1,734,760 ordinary shares, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of the 2021 Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by the board of directors of the Group. The awards granted under the 2021 Plan have a contractual term of ten years from the stated grant date. The share options granted under the 2021 Plan are generally scheduled to be vested in two to four years subject to a service condition or both a service condition and a performance condition as below:

(i)  50% of options granted under the 2021 Plan will vest in equal tranche quarterly.

(ii) 50% of options granted under the 2021 Plan will vest in semi-annually based on the grantee’s performance rating for a corresponding six-month performance review period, which may commence on or earlier than the stated grant date. The performance rating will affect the number of options the employee can obtain. Certain subjective measurement metrics used to determine the performance rating was provided on the stated grant date, which results that it is difficult for the employee to estimate their performance. Therefore, the stated grant date does not meet the definition of the accounting grant date as there was no mutual understanding of the key terms and conditions. For each tranche, the accounting grant date is considered to be the date the grantee’s performance review finally concluded, which is the date used to measure the share-based compensation expense. The service inception date specifically for each tranche is the option agreement signing date, and since the award contains service condition and performance vesting condition and employee must continue to provide service until the last condition is achieved, the requisite service period should last to the longer date of service condition achieved date or performance condition achieved date. As the awards contain a performance condition that if not satisfied preceding the accounting grant date results in forfeiture of the award, the awards have a service inception date preceding the grant date pursuant to ASC 718-10-55-108; the Group should accrue compensation cost using graded vesting method, beginning on the service inception date when it is the probable that performance condition can be achieved. The Group should estimate the award’s fair value on each subsequent reporting date (i.e., remeasure each period at fair value) until the grant date. On the grant date, the estimate of an equity-classified award’s fair value is fixed; therefore, the cumulative amount of previously recognized compensation cost should be adjusted to the grant date fair value, and the Group would no longer remeasure the award. The Group estimated the probability based on the historical performance results of the employees as there are sufficient data for estimation.

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

In February 2023, the Company adopted the 2023 Share Incentive Plan (“2023 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the business. The maximum number of shares that may be issued under the 2023 Plan shall be 3,000,000 ordinary shares. The share options granted under the 2023 Plan have a contractual term of ten years from the stated grant date and are generally scheduled to be vested in (i) one year subject to a service condition or (ii) three years subject to both a service condition and a performance condition with 50% of options granted under the 2023 Share Plan will vest in equal tranche quarterly and 50% of options granted under the 2023 Plan will vest in semi-annually based on the grantee’s performance rating for a corresponding six-month performance review period, which may commence on or earlier than the stated grant date.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Share-based Compensation (Continued)

(a) Description of share incentive plan (Continued)

In March 2023, in order to incentivize the exploration of new business initiatives, the Company granted RSUs with a service condition and a performance condition to the executive officer of the Company under the 2021 Plan. The RSUs are to be vested in 1.1 years. In November 2023, the performance condition of such RSUs was modified. The Company accounted for the adjustment as an improbable-to-probable modification under ASC 718, the RSUs were valued on the modification date and the incremental compensation cost of RMB31,681 was recognized over the remaining requisite service period accordingly. In January 2024, the performance condition of such RSUs was modified, and the requisite service period was shortened from 1.1 years to 0.8 year. The Company accounted for the adjustment as an probable-to-probable modification under ASC 718 with no incremental compensation cost recognized, and the remaining unrecognized compensation cost of RMB22,823 would be recognized immediately as the awards became fully vested.

In May 2023, the Company amended the exercise price of all of the granted and outstanding options as of the date thereof under the Second Amended 2018 Plan and the 2021 Plan by adjusting downward the exercise price from US$0.1 per share to US$0.01 per share. The exercise price of US$0.01 will also be applied to the share-based awards granted in the future. In accordance with ASC 718, “Compensation—Stock Compensation,” the modification is a probable-to-probable (Type I) modification. The Company recognized the portion of incremental value of RMB485 for those vested share options as expenses immediately; the portion of the incremental value of RMB521 for unvested share options will be recognized as expenses over the remaining requisite service periods.

In 2021, the Company has granted 1,047,828 share options with an exercise price of US$0.1 per share under the Second Amended 2018 Plan and the 2021 Plan.

In 2022, the Company has granted 1,147,101 share options with an exercise price of US$0.1 per share under the Second Amended 2018 Plan and the 2021 Plan.

In 2023, the Company has granted 1,482,452 share options with an exercise price of US$0.01 per share under the Second Amended 2018 Plan, the 2021 Plan and the 2023 Plan, and 2,923,077 RSUs under the 2021 Plan.

As of December 31, 2023, the number of shares available for future grant under the Company’s Second Amended 2018 Plan and 2023 Plan was 560,144 and 2,034,913, respectively.

(b) Valuation

The Group uses binomial option pricing model to determine fair value of the share options. The fair value of each option granted for the years ended December 31, 2021, 2022 and 2023 is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2021	2022	2023
Expected volatility	46.48%-52.64%	47.30%-50.09%	48.50%-56.29%
Expected dividends yield	0%	0%	0%
Expected multiples	2.2-2.8	2.2-2.8	2.2-2.8
Risk-free interest rate	1.03%-1.61%	1.75%-4.07%	3.48%-5.06%
Expected term (in years)	10	10	10
Fair value of underlying ordinary share (USD)	4.15-12.90	0.68-3.64	1.34-3.21

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Share-based Compensation (Continued)

(b) Valuation (Continued)

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. As of December 31, 2023, the Company does not anticipate any dividend payments regularly in the foreseeable future based on the Company’s best estimation. Expected term is the contract life of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date.

(c) Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2021, 2022 and 2023:

				Weighted average
	Number of	Weighted average		remaining	Aggregate
	options	exercise price		contractual life	intrinsic value
	(in thousands)	US$		Years	US$
					(in thousands)
Outstanding as of December 31, 2020	4,526	0.10		8.60	66,255
Granted	1,048	0.10
Exercised	(1,774)	0.10			16,088
Forfeited	(1,288)	0.10
Outstanding as of December 31, 2021	2,512	0.10		8.47	10,167
Granted	1,147	0.10
Exercised	(1,580)	0.10			2,193
Forfeited	(340)	0.10
Outstanding as of December 31, 2022	1,739	0.10		8.26	2,742
Granted	1,482	0.01
Exercised	(622)	0.03			1,357
Forfeited	(311)	0.04
Outstanding as of December 31, 2023	2,288	0.01		8.45	3,814

Vested and exercisable as of December 31, 2021	1,116	0.10		8.84	4,515
Vested and exercisable as of December 31, 2022	846	0.10	.	7.56	1,334
Vested and exercisable as of December 31, 2023	1,140	0.01		7.66	1,900

The weighted average grant date fair value of options granted for the years ended December 31, 2021, 2022 and 2023 was US$7.59, US$4.42 and US$3.00 per option, respectively. The total grant date fair value of options vested for the years ended December 31, 2021, 2022 and 2023 was RMB141,845, RMB74,266 and RMB27,065, respectively.

It is the Company’s policy to issue new shares upon exercise of share options.

As of December 31, 2021, 2022 and 2023, the total unrecognized compensation expenses related to the options were RMB65,122, RMB26,733 and RMB14,778, respectively. These amounts are expected to be recognized over a weighted average period of 2.13 years, 1.47 years and 1.52 years, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Share-based Compensation (Continued)

(d) Restricted share units activities

The following table presents a summary of the Company’s restricted share units activities for the years ended December 31, 2022 and 2023:

Number of
RSUs
(in thousands)
Unvested as of December 31, 2022	—
Granted	2,923
Vested	—
Forfeited	—
Unvested as of December 31, 2023	2,923

The weighted average grant date fair value of RSUs granted for the year ended December 31, 2023 was US$1.51 per RSU. For the year ended December 31, 2023, no RSUs were vested.

It is the Company’s policy to issue new shares upon vested of RSUs.

As of December 31, 2023, the total unrecognized compensation expenses related to the RSUs were RMB22,823. These amounts are expected to be recognized over a weighted average period of 0.32 year.

20. Net (Loss)/Earnings per Share

Basic and diluted (loss)/earnings per share have been calculated in accordance with ASC260 for the years ended December 31, 2021, 2022 and 2023:

	For the Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(37,636)	(66,107)	25,944
Net loss/(income) attributable to non-controlling interests	29,265	553	(4,664)
Net (loss)/income attributable to So-Young International Inc.	(8,371)	(65,554)	21,280

Denominator:
Weighted average number of ordinary shares outstanding, basic	81,680,504	82,665,269	77,646,899
Weighted average number of ordinary shares outstanding, diluted	81,680,504	82,665,269	78,054,950
Net (loss)/earnings per share, basic	(0.10)	(0.79)	0.27
Net (loss)/earnings per share, diluted	(0.10)	(0.79)	0.27
Net (loss)/earnings per ADS, basic	(0.08)	(0.61)	0.21
Net (loss)/earnings per ADS, diluted	(0.08)	(0.61)	0.21

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

21. Commitments and Contingencies

(a) Commitments

Property management fee obligation

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through March 2029. Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2023:

Year ending
December 31,
RMB
2024	5,520
2025	4,403
2026	4,048
2027	3,857
2028 and thereafter	3,843
Total	21,671

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group’s accrued expense for litigation liabilities was RMB3,611 and RMB2,157 as of December 31, 2022 and 2023, respectively, and the Group recognized RMB6,150, RMB5,918 and RMB1,084 litigation expense for the years ended December 31, 2021, 2022 and 2023, respectively. The litigations are mainly in connection with infringement of intellectual property right, including rights of reputation and image rights.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

22. Fair Value Measurement

(a) Assets and liabilities measured at fair value on a recurring basis

The following table summarizes, for assets and liabilities measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2022 and 2023:

		As of December 31,
Financial instruments	Fair value hierarchy	2022	2023
		RMB	RMB
Short-term investments (Note 8)	Level 2	—	100,311
Equity investments with readily determinable fair values (Note 8)	Level 1	—	3,560

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

As of December 31, 2022 and 2023, gross unrealized gains of nil and RMB311 were recorded on short-term investments, respectively.

Equity investments with readily determinable fair values

The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Other financial instruments

As of December 31, 2022 and 2023, the carrying values of the following financial instruments are approximated to the fair values. They are not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Cash and cash equivalents, restricted cash, term deposits, trade receivables, amounts due from/to related parties and receivables from online payment platforms are the financial instruments with carrying amounts that are approximated to the fair values due to their short-term nature. Loan receivables and long-term deposits are measured at amortized cost. Borrowings and accrued interest payables are carried at amortized cost. The carrying amount of the loan receivables, long-term deposits, borrowings and accrued interest payables are approximated to their respective fair values as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Investments under the measurement alternative method and equity method are reviewed periodically for impairment using fair value measurement. As of December 31, 2021, 2022 and 2023, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment losses incurred and recorded in earnings for the years then ended. The Group recognized impairment losses of RMB17,850, RMB7,945 and RMB444 for those investments for the years ended December 31, 2021, 2022 and 2023, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

22. Fair Value Measurement (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis (Continued)

The Group’s non-financial assets, such as intangible asset, goodwill, property and equipment and operating lease assets, are measured at fair value only if they are determined to be impaired. The inputs used to measure the estimated fair value of such assets are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs used. For the years ended December 31, 2021, 2022 and 2023, the Group recognized RMB17,379, nil, and nil of impairment loss for the intangible assets, RMB48,500, nil and nil of impairment loss for the goodwill, and nil, RMB1,350 and RMB844 of impairment loss for the property and equipment based on management’s assessment.

23. Related Party Transactions

During the years ended December 31, 2021, 2022 and 2023, other than disclosed elsewhere, the Company mainly had the following related party transactions:

Name of entity or individual	Relationships with the Group
Beijing Mevos	Equity investment
Chengdu Zhisu	Equity investment
Yicai	Equity investment
Xingying	Equity investment
Sharing New Medical	Equity investment
Beijing Souyang	Equity investment
Wuhan Future Light Property Service Co., Ltd. (“Future Light”)	Immediate family of subsidiary’s shareholder
Wuhan Yinchuxing Technology Development Co., Ltd. (“Yinchuxing”)	Immediate family of subsidiary’s shareholder
Chutian Laser Group (“Chutian”)	Immediate family of subsidiary’s shareholder
Lv Li	Subsidiary’s shareholder

(a) The Group entered into the following transactions with related parties

(i) Provision of service

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Chengdu Zhisu	2,934	1,225	1,176
Xingying	1,802	836	1,157
Others	—	—	124

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

23. Related Party Transactions (Continued)

(a) The Group entered into the following transactions with related parties (Continued)

(ii) Loan advanced to the related parties

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Sharing New Medical	13,720	18,130	8,330
Yicai	2,000	—	—

(iii) Repayment of the loan advanced to the related parties

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Sharing New Medical	7,170	—	18,620

(iv) Interest income from related parties

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Sharing New Medical	103	1,148	868

(v) Cost of revenues and expense occurred to the related parties

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Beijing Mevos	976	1,637	716
Future Light	606	1,348	1,696
Beijing Souyang	—	582	318
Yinchuxing	—	407	412
Chutian	—	113	134
Others	—	—	189

(b) Amount due from/ to related parties

(i) Amount due from related parties

	As of December 31,
	2022	2023
	RMB	RMB
Chengdu Zhisu	323	—
Sharing New Medical (1)	32,974	8,489
Beijing Souyang	—	638
Others	85	85

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

23. Related Party Transactions (Continued)

(b) Amount due from/ to related parties(Continued)

(ii) Amount due to related parties

	As of December 31,
	2022	2023
	RMB	RMB
Xingying	128	66
Beijing Mevos	—	65
Lv Li	5,700	—
Beijing Souyang	42	236
Others	25	21
(1)	The balance as of December 31, 2022 and 2023 represents a loan provided to Sharing New Medical with a term of one year and an annual interest rate of 4.35%.

24. Segment Information

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

In 2021, the Group acquired controlling interests in Wuhan Miracle, which is mainly engaged in the research and development, production, sales and agency of laser and other optoelectronic medical equipment, and it became a consolidated subsidiary of the Group. As a result of this acquisition, the Group changed its internal organizational structure and separated its businesses into the So-Young segment and Wuhan Miracle segment. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of comprehensive income/(loss) or consolidated statements of cash flows.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

24. Segment Information (Continued)

The following tables present a summary of the Group’s operating segment results for the years ended December 31, 2021, 2022 and 2023, The Group does not allocate any assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues:
So-Young	1,580,507	1,017,170	1,230,583
Wuhan Miracle	111,956	242,339	268,756
Total	1,692,463	1,259,509	1,499,339
Elimination	—	(1,635)	(1,310)
Consolidated total revenues	1,692,463	1,257,874	1,498,029

Cost of revenues:
So-Young	(249,767)	(259,940)	(404,375)
Wuhan Miracle	(78,142)	(134,369)	(140,635)
Total	(327,909)	(394,309)	(545,010)
Elimination	20	1,017	674
Consolidated total cost of revenues	(327,889)	(393,292)	(544,336)

Gross profit:
So-Young	1,330,740	757,230	826,208
Wuhan Miracle	33,814	107,970	128,121
Total	1,364,554	865,200	954,329
Elimination	20	(618)	(636)
Consolidated gross profit	1,364,574	864,582	953,693

The following table set forth the breakdown of net revenues by type of good or service for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
So-Young:
Information services and others	1,304,455	870,166	1,063,178
Reservation services	276,052	128,668	101,313
Sales of medical products and maintenance services	—	18,336	66,092
Wuhan Miracle:
Sales of medical products and maintenance services	111,956	242,339	268,756
Elimination	—	(1,635)	(1,310)
Total revenues	1,692,463	1,257,874	1,498,029

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

24. Segment Information (Continued)

The following table presents the depreciation expenses of property and equipment in cost of revenues by segment for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
So-Young	2,559	3,676	5,955
Wuhan Miracle	550	1,855	1,220
Total depreciation expenses of property and equipment	3,109	5,531	7,175

The following table presents the amortization expenses of intangible assets in cost of revenues by segment for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
So-Young	7,907	9,649	9,532
Wuhan Miracle	5,647	12,667	12,667
Total amortization expense of Intangible assets	13,554	22,316	22,199

25. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Due to restrictions on distribution of share capital and statutory reserves in the PRC, total restrictions placed on distribution of net assets of the Group’s PRC subsidiaries, the VIEs and VIE’s subsidiaries was RMB1,087,002 and RMB1,143,936 as of December 31, 2022 and 2023, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders.

26. Additional Information—Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments or guarantees as of December 31, 2023.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

26. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(a)Condensed balance sheets of So-Young International Inc.

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	143,100	8,228	1,159
Amounts due from Group companies	1,671,880	1,647,534	232,050
Term deposits and short-term investments	208,938	283,308	39,903
Prepayment and other current assets	6,826	7,683	1,082
Total current assets	2,030,744	1,946,753	274,194
Non-current assets:
Investment in subsidiaries and VIE companies	531,693	565,304	79,622
Total non-current assets	531,693	565,304	79,622
Total assets	2,562,437	2,512,057	353,816

Liabilities
Amounts due to VIE companies	39,786	41,928	5,905
Amounts due to Group companies	23,722	24,856	3,501
Accrued expenses and other current liabilities	1,004	1,144	162
Total liabilities	64,512	67,928	9,568

Shareholders’ deficit
Treasury stock	(232,835)	(358,453)	(50,487)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2022 and December 31, 2023; 73,065,987 and 68,843,320 shares issued and outstanding as of December 31, 2022; 73,688,044 and 63,422,436 shares issued and outstanding as of December 31, 2023, respectively)	236	238	34
Class B ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2022 and December 31, 2023; 12,000,000 shares issued and outstanding as of December 31, 2022 and December 31, 2023)	37	37	5
Additional paid-in capital	3,043,971	3,080,433	433,870
Statutory reserves	29,027	33,855	4,768
Accumulated deficit	(346,618)	(330,166)	(46,503)
Accumulated other comprehensive income	4,107	18,185	2,561
Total shareholders’ equity	2,497,925	2,444,129	344,248
Total liabilities and shareholders’ equity	2,562,437	2,512,057	353,816

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

26. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(b)Condensed statements of comprehensive (loss)/income of So-Young International Inc.

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)

Operating expenses:
General and administrative expenses	(9,556)	(9,659)	(8,786)	(1,237)
Loss from operations	(9,556)	(9,659)	(8,786)	(1,237)
Share of (loss)/income of subsidiaries and VIEs	(1,412)	(55,104)	17,230	2,427
Income/(loss) from non-operations	2,597	(791)	12,836	1,808
Net (loss)/income	(8,371)	(65,554)	21,280	2,998

Net (loss)/income	(8,371)	(65,554)	21,280	2,998
Other comprehensive (loss)/income:
Foreign currency translation adjustment	(31,399)	87,998	14,078	1,983
Total comprehensive (loss)/income	(39,770)	22,444	35,358	4,981

(c)Condensed statements of cash flows of So-Young International Inc.

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	12,117	(54,390)	(7,914)	(1,115)

Cash flows from investing activities:
Purchase of short-term investments and term deposits	(610,841)	(201,348)	(491,162)	(69,179)
Proceeds from maturities of short-term investments and term deposits	549,344	318,785	411,184	57,914
Loans to Group companies	(446,270)	(82,766)	(178,985)	(25,210)
Repayments from Group companies	764,712	41,383	237,747	33,486
Net cash provided by/(used in) investing activities	256,945	76,054	(21,216)	(2,989)

Cash flows from financing activities:
Net cash used in financing activities	(216,743)	(14,247)	(125,426)	(17,666)

Effect of exchange rate changes on cash and cash equivalents	(2,813)	79,877	19,684	2,774
Net increase/(decrease) in cash and cash equivalents	49,506	87,294	(134,872)	(18,996)
Cash and cash equivalents at beginning of year	6,300	55,806	143,100	20,155
Cash and cash equivalents at end of year	55,806	143,100	8,228	1,159

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

27. Subsequent Events

In February 2024, the Company was approved by the board of directors to enter into a series of agreements with Xiamen International Bank. Under the agreements, the Company would be authorized a two-year bank credit line with the amount up to RMB200,000, and the proximately equal amount of term deposits in U.S. dollars of So-Young HK, the subsidiary of the Company, would be pledged as collateral for the withdraws under such credit line.

In March 2024, the board of directors of the Company authorized a share repurchase program under which the Company is authorized to repurchase up to an aggregate value of US$25,000 of its shares (including in the form of ADS) during the 12-month period beginning from March 22, 2024. As of the date of this annual report, the Company has repurchased approximately 275 thousands ADSs (equivalent to 212 thousands ordinary shares) for approximately US$314 under this program.

In March 2024, the board of directors of the Company declared a special cash dividend of US$0.078 per ordinary share, or US$0.06 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 12, 2024, U.S. Eastern Time, payable in U.S. dollars. The ex-dividend date will be April 11, 2024. The payment date is expected to be on or around April 29, 2024. Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The total amount of cash to be distributed for the dividend is expected to be approximately US$6,139, which will be funded by surplus cash on the Company’s balance sheet.