Form 20-F
period 2024-12-31
So-Young International Inc.
filed 2025-04-18
CIK 1758530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

For the fiscal year ended December 31, 2024.

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

2/F, East Tower, Poly Plaza No. 66 Xiangbin Road Chaoyang District, Beijing, 100012
The People’s Republic of China
(Address of principal executive offices)

Hui Zhao, Chief Financial Officer 2/F, East Tower, Poly Plaza No. 66 Xiangbin Road Chaoyang District, Beijing, 100012 The People’s Republic of China Phone: +86 (10)-8790-2012 Email: ir@soyoung.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading	Name of Each Exchange On Which Registered
American depositary shares, 13 of which represent 10 Class A ordinary shares, par value US$0.0005 per share*	SY	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
* Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, there were 77,659,510 ordinary shares outstanding, par value of US$0.0005 per share, being the sum of 65,659,510 Class A ordinary shares (excluding treasury shares), par value of US$0.0005 per share and 12,000,000 Class B ordinary shares, par value of US$0.0005 per share.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“ADSs” are to our American depositary shares, with every 13 ADSs representing 10 Class A ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0005 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0005 per share;
●	“the variable interest entities,” “the VIEs” and “the consolidated affiliated entities” are to Beijing So-Young Technology Co., Ltd., or Beijing So-Young, and Beijing Chiyan Medical Beauty Consulting, Ltd., or Beijing Chiyan;
●	“our WFOE” are to So-Young Wanwei Technology Consulting Co., Ltd., or Beijing Wanwei;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“So-Young,” “we,” “us,” “our company” and “our” are to So-Young International Inc., our Cayman Islands holding company, its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0005 per share;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“Wuhan Miracle” are to Wuhan Miracle Laser Systems, Inc.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB 7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

ii

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

So-Young International Inc. is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our subsidiaries in mainland China and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements and their subsidiaries in mainland China. Laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in mainland China through the consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our subsidiaries, the consolidated affiliated entities and their nominee shareholders to control the business operations of the consolidated affiliated entities. The consolidated affiliated entities are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the consolidated affiliated entities, excluding inter-company transactions, accounted for 78.9%, 80.4% and 80.0% of our total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “So-Young” refers to So-Young International Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities and their subsidiaries in mainland China. Investors in our ADSs are not purchasing equity interest in the consolidated affiliated entities in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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
Chengdu Yiyang Enterprise Management Co., Ltd.(4)
Hainan Yixian Daka Technology Co., Ltd.
Shanghai Biyuhua Internet Technology Co., Ltd.
Hainan So-Young Medical Technology Co., Ltd.
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

3)	Beijing Qingyang Cosmetic Service Co., Ltd. is previously known as Beijing So-Young Qingyang Medical Instrument Co., Ltd.
4)	Chengdu Yiyang Enterprise Management Co., Ltd. is previous known as Chengdu Wuhou Yililanhu Medical Aesthetic Clinic Co., Ltd.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Wanwei, our consolidate affiliated entities Beijing So-Young and Beijing Chiyan and their respective shareholders:

●	Powers of Attorney. Pursuant to the powers of attorney, each shareholder of VIEs irrevocably authorized our WFOE to act on the behalf of such shareholder with respect to all matters concerning the shareholding of the shares in VIEs.
●	Equity Interest Pledge Agreement. Pursuant to the equity pledge agreements, the shareholders pledge 100% of their equity interest in the VIEs to our WFOE to guarantee the performance by the VIEs and their shareholders of their obligations under the exclusive business cooperation agreement, the exclusive option agreements and the power of attorney.
●	Spousal Consent Letter. Under the spousal consent letters, the signing spouse unconditionally and irrevocably approved the execution by her spouse of the power of attorney, equity interest pledge agreement and exclusive option agreement, and that her spouse may perform, amend or terminate such agreements without her consent. The signing spouse confirms she will not assert any rights over the equity interests in VIEs held by her spouse.
●	Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreements, our WFOE has the exclusive right to provide the VIEs with comprehensive technical support, consulting services and other services. Without prior written consent of our WFOE, the VIEs agree not to accept directly or indirectly the same or any similar services provided by any third party regarding the matters contemplated by this agreement. The VIEs agrees to pay our WFOE service fees. Our WFOE will have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or developed during the performance of this agreement.
●	Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of the VIEs has irrevocably granted our WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under laws of mainland China, all or part of the shareholder’s equity interests in the VIEs.

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

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated affiliated entities and their nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated affiliated entities is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be identified as such after we file this annual report on Form 20-F.Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the consolidated affiliated entities or the subsidiaries of the consolidated affiliated entities is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, historical financing activities and cash provided by our operating activities. In 2022, 2023 and 2024, the Cayman Islands holding company transferred cash in the total amount of nil, RMB38.0 million and RMB74.6 million (US$10.2 million) to our subsidiaries in mainland China, the consolidated affiliated entities and their subsidiaries through our offshore intermediate holding entities. For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a consolidated affiliated entity or its subsidiary and no subsidiaries paid dividends or made other distributions to the holding company. The VIEs have paid RMB264.0 million, RMB264.1 million, and RMB231.1 million (US$31.7 million) of service fee to the wholly-owned subsidiary in mainland China under the VIE arrangements for the years ended December 31, 2022, 2023 and 2024, respectively. The VIEs expect to continue to settle any service fees incurred under the Exclusive Business Cooperation Agreements.

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

In 2023, our subsidiary in mainland China, Wuhan Miracle, has declared and paid a dividend for an aggregate amount of RMB36.0 million to its shareholders. Specifically, Wuhan Miracle paid RMB16.5 million to Beijing Wanwei and RMB 15.0 million to Wuhan Zeqi Technology Co., Ltd. (“Wuhan Zeqi”), both of whom are our subsidiaries in mainland China. Wuhan Zeqi later distributed RMB13.0 million from the dividend payment to Beijing Wanwei. The dividend payments are not subject to withholding tax.

In addition, our subsidiaries in mainland China, the consolidated affiliated entities and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our subsidiaries in mainland China to pay dividends to us. For more details, see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Corporate Structure - We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” and “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Regulation of mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or to make additional capital contributions to our subsidiaries in mainland China and variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by laws and regulations of mainland China. As of the date of this annual report, our subsidiaries in mainland China, consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the consolidated affiliated entities in China, including, among others, the Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License. We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, we are required to but have not obtained the Audio-Visual License for providing internet audio-visual program services through our online platform, including the provision of original short videos created by ourselves and our service providers. We do not consider such services to be material to our business and the revenues generated through the provision of such services account for an insignificant portion of our total revenues. We are not eligible to apply for an Audio-Visual License under the current regulatory regime, because we are not a wholly state-owned or state-controlled entity as required for this license under laws of mainland China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our aesthetic centers require various approvals, licenses and permits to operate our business and the loss or failure to obtain or renew any or all of these approvals, licenses and permits could materially and adversely affect our results of operations and business prospects.”

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

Selected Condensed Consolidated Statements of Income/(Loss) Information

	For the year ended December 31, 2024
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Third-party revenues from services and sales	—	123	292,747	1,173,828	—	1,466,698
Inter-company revenues from services and sales	—	9,492	305,341	27,907	(342,740)	—
Total revenues	—	9,615	598,088	1,201,735	(342,740)	1,466,698
Third-party costs from services and sales	—	(11)	(154,051)	(413,523)	—	(567,585)
Inter-company costs from services and sales	—	(4,697)	(19,649)	(312,935)	337,281	—
Total costs	—	(4,708)	(173,700)	(726,458)	337,281	(567,585)
Total operating expenses	(5,649)	(34,459)	(909,768)	(578,746)	5,017	(1,523,605)
Loss from subsidiaries and VIEs	(596,115)	(599,805)	(143,326)	—	1,339,246	—
Other non-operating income/(expenses)	12,237	33,689	24,006	(33,536)	9	36,405
Loss before tax	(589,527)	(595,668)	(604,700)	(137,005)	1,338,813	(588,087)
Income tax (expenses)/benefits	—	(447)	2,598	(1,246)	—	905
Net loss	(589,527)	(596,115)	(602,102)	(138,251)	1,338,813	(587,182)
Net (income)/loss attributable to non-controlling interests	—	—	(2,420)	75	—	(2,345)
Net loss attributable to So-Young International Inc.	(589,527)	(596,115)	(604,522)	(138,176)	1,338,813	(589,527)

	For the year ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Third-party revenues from services and sales	—	461	293,814	1,203,754	—	1,498,029
Inter-company revenues from services and sales	—	868	280,701	19,466	(301,035)	—
Total revenues	—	1,329	574,515	1,223,220	(301,035)	1,498,029
Third-party costs from services and sales	—	(1,294)	(154,899)	(388,143)	—	(544,336)
Inter-company costs from services and sales	—	(468)	(18,605)	(280,781)	299,854	—
Total costs	—	(1,762)	(173,504)	(668,924)	299,854	(544,336)
Total operating expenses	(8,786)	(11,746)	(441,816)	(552,945)	553	(1,014,740)
Income/(Loss) from subsidiaries and VIEs	17,230	(2,015)	9,171	—	(24,386)	—
Other non-operating income	12,836	31,701	23,448	931	—	68,916
Income/(Loss) before tax	21,280	17,507	(8,186)	2,282	(25,014)	7,869
Income tax (expenses)/benefits	—	(277)	10,838	7,514	—	18,075
Net income	21,280	17,230	2,652	9,796	(25,014)	25,944
Net (income)/loss attributable to non-controlling interests	—	—	(4,667)	3	—	(4,664)
Net income/(loss) attributable to So-Young International Inc.	21,280	17,230	(2,015)	9,799	(25,014)	21,280

	For the year ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Third-party revenues from services and sales	—	5,385	259,784	992,705	—	1,257,874
Inter-company revenues from services and sales	—	3,742	251,739	12,203	(267,684)	—
Total revenues	—	9,127	511,523	1,004,908	(267,684)	1,257,874
Third-party costs from services and sales	—	(130)	(157,068)	(236,094)	—	(393,292)
Inter-company costs from services and sales	—	(496)	(12,641)	(253,929)	267,066	—
Total costs	—	(626)	(169,709)	(490,023)	267,066	(393,292)
Total operating expenses	(9,659)	(5,632)	(418,412)	(533,684)	—	(967,387)
(Loss)/Income from subsidiaries and VIEs	(55,104)	(69,345)	(22,408)	—	146,857	—
Other non-operating (expenses)/income	(791)	13,291	10,521	(7,288)	—	15,733
(Loss)/Income before tax	(65,554)	(53,185)	(88,485)	(26,087)	146,239	(87,072)
Income tax (expenses)/benefits	—	(1,919)	20,915	1,969	—	20,965
Net (loss)/income	(65,554)	(55,104)	(67,570)	(24,118)	146,239	(66,107)
Net (income)/loss attributable to non-controlling interests	—	—	(1,775)	2,328	—	553
Net (loss)/income attributable to So-Young International Inc.	(65,554)	(55,104)	(69,345)	(21,790)	146,239	(65,554)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2024
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Assets
Cash and cash equivalents	22,732	218,322	209,849	136,846	—	587,749
Restricted cash and term deposits	—	43,130	63	23,174	—	66,367
Trade receivables	—	—	43,952	54,822	—	98,774
Receivables from online payment platforms	—	—	3,055	21,200	—	24,255
Amounts due from VIE companies	—	125,130	398,273	—	(523,403)	—
Amounts due from Group companies	1,894,656	56,272	31,330	162,198	(2,144,456)	—
Amounts due from related parties	—	—	85	1,133	—	1,218
Term deposits and short-term investments	—	599,041	—	—	—	599,041
Inventories	—	8,293	100,263	43,198	—	151,754
Prepayment and other current assets	3,918	31,982	88,101	71,201	—	195,202
Investment in subsidiaries and VIEs	—	768,835	—	35,081	(803,916)	—
Long-term investments	—	39,037	97,391	143,853	—	280,281
Property and equipment, net	—	301	82,212	74,264	(1,425)	155,352
Intangible assets	—	—	99,295	27,320	—	126,615
Deferred tax assets	—	1,542	56,241	27,167	—	84,950
Operating lease right-of-use assets	—	518	42,603	119,643	—	162,764
Goodwill	—	—	—	684	—	684
Other non-current assets	—	1,193	137,750	61,209	—	200,152
Total assets	1,921,306	1,893,596	1,390,463	1,002,993	(3,473,200)	2,735,158

Liabilities
Short-term borrowings	—	—	69,771	—	—	69,771
Taxes payable	—	961	12,809	48,092	—	61,862
Contract liabilities	—	—	22,150	54,429	—	76,579
Salary and welfare payables	—	3,190	58,449	49,757	—	111,396
Amounts due to VIE companies	27,518	62,240	72,440	—	(162,198)	—
Amounts due to Group companies	25,866	1,849,267	107,125	523,403	(2,505,661)	—
Amounts due to related parties	—	—	65	412	—	477
Accrued expenses and other current liabilities	1,204	5,054	28,018	230,940	—	265,216
Operating lease liabilities-current	—	297	12,735	31,873	—	44,905
Operating lease liabilities-non current	—	184	32,799	92,217	—	125,200
Investment deficit of subsidiaries and VIEs	27,597	—	34,576	—	(62,173)	—
Deferred tax liabilities	—	—	13,391	6,367	—	19,758
Other non-current liabilities	—	—	1,264	—	—	1,264
Total liabilities	82,185	1,921,193	465,592	1,037,490	(2,730,032)	776,428

Shareholders’ equity
Non-controlling interests	—	—	166,339	79	(46,809)	119,609
So-Young International Inc. shareholders’ equity	1,839,121	(27,597)	758,532	(34,576)	(696,359)	1,839,121
Total liabilities and shareholders’ equity	1,921,306	1,893,596	1,390,463	1,002,993	(3,473,200)	2,735,158

	As of December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Assets
Cash and cash equivalents	8,228	84,120	189,736	144,035	—	426,119
Restricted cash and term deposits	—	—	65	14,630	—	14,695
Trade receivables	—	—	17,632	39,587	—	57,219
Receivables from online payment platforms	—	—	5,005	18,153	—	23,158
Amounts due from VIE companies	—	45,304	265,090	—	(310,394)	—
Amounts due from Group companies	1,647,534	52,422	18,212	137,937	(1,856,105)	—
Amounts due from related parties	—	—	85	9,127	—	9,212
Term deposits and short-term investments	283,308	572,362	29,000	16,153	—	900,823
Inventories	—	—	102,925	15,999	—	118,924
Prepayment and other current assets	7,683	23,027	99,553	46,289	(4,778)	171,774
Investment in subsidiaries and VIEs	565,304	1,351,903	98,368	34,691	(2,050,266)	—
Long-term investments	—	3,560	93,000	164,456	—	261,016
Property and equipment, net	—	45	88,071	29,082	(416)	116,782
Intangible assets	—	—	117,230	28,023	—	145,253
Deferred tax assets	—	1,519	52,798	23,717	—	78,034
Operating lease right-of-use assets	—	—	58,950	59,458	—	118,408
Goodwill	—	—	540,009	684	—	540,693
Other non-current assets	—	59,844	122,661	49,950	—	232,455
Total assets	2,512,057	2,194,106	1,898,390	831,971	(4,221,959)	3,214,565

Liabilities
Short-term borrowings	—	—	29,825	—	—	29,825
Taxes payable	—	932	13,007	42,955	—	56,894
Contract liabilities	—	—	25,243	78,131	—	103,374
Salary and welfare payables	—	674	51,517	34,099	—	86,290
Amounts due to VIE companies	41,928	25,372	70,637	—	(137,937)	—
Amounts due to Group companies	24,856	1,601,314	91,998	310,394	(2,028,562)	—
Amounts due to related parties	—	—	301	87	—	388
Accrued expenses and other current liabilities	1,144	510	33,266	203,771	(4,778)	233,913
Operating lease liabilities-current	—	—	12,521	17,218	—	29,739
Operating lease liabilities-non current	—	—	44,956	41,254	—	86,210
Deferred tax liabilities	—	—	19,385	5,697	—	25,082
Other non-current liabilities	—	—	1,536	—	—	1,536
Total liabilities	67,928	1,628,802	394,192	733,606	(2,171,277)	653,251

Shareholders’ equity
Non-controlling interests	—	—	163,997	(3)	(46,809)	117,185
So-Young International Inc. shareholders’ equity	2,444,129	565,304	1,340,201	98,368	(2,003,873)	2,444,129
Total liabilities and shareholders’ equity	2,512,057	2,194,106	1,898,390	831,971	(4,221,959)	3,214,565

Selected Condensed Consolidated Cash Flows Information

	For the year ended December 31, 2024
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company (payments)/receipts related to service and sales	—	(19,404)	225,413	(206,009)	—	—
Other operating/administrative activities with external parties	(20,867)	62,795	(274,080)	206,519	—	(25,633)
Net cash (used in)/provided by operating activities	(20,867)	43,391	(48,667)	510	—	(25,633)
Purchase of short-term investments and term deposits	—	(865,988)	(301,000)	—	—	(1,166,988)
Proceeds from maturities of short-term investments and term deposits	285,025	896,085	330,000	16,000	—	1,527,110
Loans to Group companies	(244,570)	(85,631)	(11,000)	—	341,201	—
Repayments from Group companies	31,499	34,992	—	—	(66,491)	—
Other investing activities with external parties	—	(36,994)	1,891	(67,980)	—	(103,083)
Net cash provided by/(used in) investing activities	71,954	(57,536)	19,891	(51,980)	274,710	257,039
Borrowings under loan from Group companies	—	244,571	14,103	82,527	(341,201)	—
Repayments to borrowings under loan from Group companies	—	(31,500)	(5,213)	(29,778)	66,491	—
Other financing activities with external parties	(61,512)	—	40,000	—	—	(21,512)
Net cash (used in)/provided by financing activities	(61,512)	213,071	48,890	52,749	(274,710)	(21,512)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	24,929	(21,594)	—	—	—	3,335
Net increase in cash, cash equivalents and restricted cash	14,504	177,332	20,114	1,279	—	213,229
Cash, cash equivalents and restricted cash at the beginning of the year	8,228	84,120	189,736	150,656	—	432,740
Cash, cash equivalents and restricted cash at the end of the year	22,732	261,452	209,850	151,935	—	645,969

	For the year ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company receipts/(payments) related to service and sales	—	870	238,218	(239,088)	—	—
Other operating/administrative activities with external parties	(7,914)	18,271	(255,721)	267,865	—	22,501
Net cash (used in)/provided by operating activities	(7,914)	19,141	(17,503)	28,777	—	22,501
Purchase of short-term investments and term deposits	(491,162)	(1,219,379)	(493,882)	(31,000)	—	(2,235,423)
Proceeds from maturities of short-term investments and term deposits	411,184	1,252,474	424,435	15,000	—	2,103,093
Loans to Group companies	(178,985)	(241,488)	(1,950)	(57,680)	480,103	—
Repayments from Group companies	237,747	26,523	589	73,982	(338,841)	—
Other investing activities with external parties	—	(7,161)	(1,439)	(61,681)	—	(70,281)
Net cash used in investing activities	(21,216)	(189,031)	(72,247)	(61,379)	141,262	(202,611)
Borrowings under loan from Group companies	—	420,170	42,921	17,012	(480,103)	—
Repayments to borrowings under loan from Group companies	—	(285,752)	(42,500)	(10,589)	338,841	—
Other financing activities with external parties	(125,426)	—	25,411	—	—	(100,015)
Net cash (used in)/provided by financing activities	(125,426)	134,418	25,832	6,423	(141,262)	(100,015)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	19,684	(7,819)	—	—	—	11,865
Net decrease in cash, cash equivalents and restricted cash	(134,872)	(43,291)	(63,918)	(26,179)	—	(268,260)
Cash, cash equivalents and restricted cash at the beginning of the year	143,100	127,411	253,654	176,835	—	701,000
Cash, cash equivalents and restricted cash at the end of the year	8,228	84,120	189,736	150,656	—	432,740

	For the year ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company (payments)/receipts related to service and sales	—	(25,089)	327,117	(302,028)	—	—
Other operating/administrative activities with external parties	(54,390)	115,125	(451,962)	278,354	—	(112,873)
Net cash (used in)/provided by operating activities	(54,390)	90,036	(124,845)	(23,674)	—	(112,873)
Purchase of short-term investments and term deposits	(201,348)	(623,489)	(340,433)	(40,500)	—	(1,205,770)
Proceeds from maturities of short-term investments	318,785	—	410,000	36,000	—	764,785
Acquisitions of subsidiaries, net of cash acquired	—	—	(97,492)	—	—	(97,492)
Loans to Group companies	(82,766)	(56,821)	(16,646)	(37,000)	193,233	—
Repayments from Group companies	41,383	252	66,000	—	(107,635)	—
Other investing activities with external parties	—	—	(291)	(33,444)	—	(33,735)
Net cash provided by/(used in) investing activities	76,054	(680,058)	21,138	(74,944)	85,598	(572,212)
Borrowings under loan from Group companies	—	92,685	37,000	63,548	(193,233)	—
Repayments to borrowings under loan from Group companies	—	(51,383)	—	(56,252)	107,635	—
Other financing activities with external parties	(14,247)	—	—	661	—	(13,586)
Net cash (used in)/provided by financing activities	(14,247)	41,302	37,000	7,957	(85,598)	(13,586)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	79,877	(24,015)	—	—	—	55,862
Net increase/(decrease) in cash, cash equivalents and restricted cash	87,294	(572,735)	(66,707)	(90,661)	—	(642,809)
Cash, cash equivalents and restricted cash at the beginning of the year	55,806	700,146	320,361	267,496	—	1,343,809
Cash, cash equivalents and restricted cash at the end of the year	143,100	127,411	253,654	176,835	—	701,000

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	the online medical aesthetic service industry is rapidly evolving, which makes it difficult to evaluate our future prospects. For details, please refer to page 17;
●	we have experienced revenue and profitability declines in the past, and we cannot guarantee that we will be able to maintain revenue or profitability growth in the future. If we are unable to maintain growth, our business and prospects may be materially and adversely affected. For details, please refer to page 18;
●	we may be subject to consumer claims, regulatory or professional investigations and litigations regarding the medical information and services offered on our platform, aesthetic care offered in our branded aesthetic centers and services and products offered by us, which could materially and adversely affect our brand, reputation, and results of operations. For details, please refer to page 18;
●	characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits may have material impacts on our operations. For details, please refer to page 20;
●	our expansion plans, including our plans to expand into new business lines, business categories and geographic areas, are subject to uncertainties and risks, and we may not be able to successfully manage our expanded operations. For details, please refer to page 20.
●	our future growth depends on our ability to continuously extend the footprint of our branded aesthetic center network and successfully manage its operational performance. For details, please refer to page 21.
●	our limited operating history in aesthetic centers makes it difficult to predict our prospects and our business and financial performance. For details, please refer to page 21.
●	our aesthetic centers require various approvals, licenses and permits to operate our business and the loss or failure to obtain or renew any or all of these approvals, licenses and permits could materially and adversely affect our results of operations and business prospects. For details, please refer to page 22.
●	we face risks associated with our acquisition of Wuhan Miracle and its business. For details, please refer to page 22;
●	if we fail to anticipate user preferences and provide high-quality and reliable content in a cost-effective manner, we may not be able to attract and retain users to remain competitive. For details, please refer to page 23;

●	if content providers do not continue to contribute content that is high-quality, reliable or otherwise valuable to our users, we may experience a decline in user traffic and user engagement. For details, please refer to page 23;
●	our business may be materially and adversely affected by an unfavorable market perception of the overall medical aesthetic industry. For details, please refer to page 24;
●	we depend significantly on the strength of our brand and reputation. Any failure to maintain and enhance, or any damage to, our brand image or reputation could materially and adversely affect our business, results of operations, financial condition and prospects. For details, please refer to page 24;
●	if we fail to meet the changes or developments in the regulatory framework in China with respect to the provision of online medical aesthetic services industry, our reputation may be harmed and our financial condition and results of operations may be materially and adversely affected. For details, please refer to page 24;
●	we face risks related to health epidemics, natural disasters, and other outbreaks, which could significantly disrupt our operations. For details, please refer to page 25; and
●	our business generates and processes data in the ordinary course, and we are required to comply with laws of mainland China relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations. For details, please refer to page 25.
●	our business is subject to data privacy laws and regulations in jurisdictions other than China. Any failure or perceived failure to comply with such laws and regulations could have a material and adverse impact on our business, financial condition and results of operations. For details, please refer to page 27.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	if the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. For details, please refer to page 38;
●	we rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control. For details, please refer to page 39; and
●	any failure by the consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. For details, please refer to page 40.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	the PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections. For details, please refer to page 43;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, please refer to page 43.

Risks Related to Our ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	the trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to investors. For details, please refer to page 54;
●	our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, please refer to page 55; and
●	we cannot guarantee that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves. For details, please refer to page 54.

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

Our total revenues increased by 19.1% from RMB1,257.9 million in 2022 to RMB1,498.0 million in 2023, and decreased by 2.1% to RMB1,466.7 million (US$200.9 million) in 2024. Our gross profit increased by 10.3% from RMB864.6 million in 2022 to RMB953.7 million in 2023, and decreased by 5.7% to RMB899.1 million (US$123.2 million) in 2024. Our gross margin decreased from 68.7% in 2022 to 63.7% in 2023, and decreased to 61.3% in 2024. We cannot assure you that we will be able to maintain revenue or profitability growth in the future. Our total revenues and gross profit may decline in the future for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing down of China’s medical aesthetic industry, emergence of alternative business models, and general economic conditions. If we are unable to maintain growth, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

We may be subject to consumer claims, regulatory or professional investigations and litigations regarding the medical information offered on our platform, aesthetic care offered in our branded aesthetic centers and services and products offered by us, which could materially and adversely affect our brand, reputation, and results of operations.

We work with aesthetic practitioners when a medical or beauty treatment is performed for our user through reservation from our platform. In 2022, we expanded our presence in the medical aesthetics industry from online to offline with a new service called So-Young Prime. By collaborating with established medical aesthetics providers, we offer a range of standardized non-surgical aesthetic treatments. Our service covers the entire process from service reservation, reception, consultation, equipment and material verification to post-treatment care. Moreover, we supply equipment and consumables for the entire process. Our partnering providers reserve a service room dedicated to serving So-Young Prime customers, with delegated personnel provided by us, whose responsibility is to work on site as an advisor and supervise the whole service process. We also enter into separate service agreements with doctors at our partnering providers, who represent So-Young while providing medical aesthetic services on the partnering providers’ sites and are responsible for performing services, including online consultation and medical aesthetic procedures. The doctors follow our procedures and instructions when performing services. We have implemented a screening procedure through verifying the qualifications and required licenses of medical service providers and also have recorded the contact person details of such medical service providers. However, we cannot assure you that all the information of the medical service providers we have is updated in a timely manner. In May 2023, leveraging our strong brand and market presence, we entered the offline space by launching our branded aesthetic centers offering aesthetic care. Pursuant to the PRC Law on the Protection of Rights and Interests of Consumers, under the circumstances where the users suffer injuries or damages due to the service reserved on our platform or offered in our branded aesthetic centers, especially treatment we offered, they may bring claims or legal proceedings against us as a platform service provider if we fail to provide the real names, addresses and valid contact details of the medical service providers in the event that users request such information for purposes of seeking compensation from the medical service providers. Furthermore, if we know or should have known that medical service providers we collaborate with infringe upon the legitimate rights and interests of users but we fail to take necessary measures, we may be subject to joint and several liability with the medical service providers. Users may also seek refunds in such situations.

Any incorrect decisions on the part of our service providers or any incorrect decisions made by our branded aesthetic centers may result in undesirable or unexpected outcomes, including complications, injuries and potentially death in the most extreme cases. We may be subject to complaints, claims or legal proceedings initiated by our users as a result of any negative physical reaction to services reserved on our platform or services provided by ourselves. In addition, unsatisfactory services provided by the doctors may result in users bring complaints and claims to us. We have implemented a strict procedure to verify the qualifications and required licenses of the medical service providers we partner with. However, we cannot assure you that all our medical service providers are fully licensed and qualified as required by laws of mainland China. Pursuant to the PRC E-Commerce Law that became effective on January 1, 2019, we are required to verify the identities of the persons doing online businesses over our platform (such as medical service providers on our platform), including but not limited to verification of business licenses and other required qualifications or licenses, and shall take necessary steps if we find out or should have found out that services provided by a service provider do not comply with the requirements of health and safety protections. If we are deemed to have failed to verify the service providers’ qualifications and licenses, or failed to otherwise perform our obligations as a platform with respect to services that are pertinent to the life and health of consumers provided through our platform, we may be subject to potential sanctions under laws of mainland China, including suspension of certain business activities, rectification, compensation, and administrative penalties, and may face civil and criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Consumer Protection” and “—Regulation—Regulations on E-commerce.” Moreover, failure to perform medical services in accordance with various evolving laws and regulations of mainland China could expose us to penalties, claims, regulatory actions or litigations. As of the date of this annual report, certain of the consolidated affiliated entities are engaging in aesthetic medical services. We may not be able to avoid malpractice, medical negligence or misconduct exposure, including malpractice, medical negligence or misconduct by our personnel, machine or equipment error. We cannot assure you that we will not be involved in malpractice, medical negligence or misconduct claims in the future. These claims may be brought against us by way of legal proceedings or lodging of formal complaints with the licensing regulatory bodies. Any non-compliance with the regulations may expose us to regulatory actions and administrative penalties, and negatively affect our business operation and financial position. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Medical Liabilities” And “—Regulation—Regulations on Aesthetic Medical Services.”

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

To serve our expanding user base and our users’ evolving medical service needs, we continually expand into new geographic areas and offer new services. For example, in 2022, we expanded our presence in the medical aesthetics industry from online to offline by collaborating with established medical aesthetics providers. In May 2023, we further expanded our offline footprint by launching branded aesthetic centers to provide in-person aesthetic care to build on our strong brand recognition and market presence. Expansion into diverse locations, new business lines and business categories involves new risks and challenges. Our lack of familiarity with these new geographic areas and service offerings may make it more difficult for us to anticipate user demand and preferences.

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

Our future growth depends on our ability to continuously extend the footprint of our branded aesthetic center network and successfully manage its operational performance.

Our future growth depends on the ability to expand our branded aesthetic center network, which requires substantial operational resources and our management’s efforts, and may be affected by factors beyond our control. It is challenging to secure favorable locations for new centers. Our ability to attract highly skilled physicians is also crucial for our future expansion. We have to strengthen our supply chain capabilities and business relationships to provide high-value treatments with highly competitive prices. If we are not successful in these efforts, or if consumer demand does not grow sufficiently or rapidly enough to support our expansion, our results of operations, financial performance and business prospects may be materially and adversely affected.

In addition, an expansive aesthetic center network and its continuous expansion require exceptionally strong management capability to ensure consistent service quality in our centers. As we rapidly expand, it may become more difficult to ensure our standardized treatment protocols are fully implemented and consumer experience across our store network are consistently of high quality. Our expansion may place substantial demands on our management and our operational, technological, and other resources. There can be no assurance that our management skills, capabilities and systems will always be able to address our needs at different stages of our growth. Our business will be materially and adversely affected if we cannot successfully manage the operational performance of our expansive center network.

Our limited operating history in aesthetic centers makes it difficult to predict our prospects and our business and financial performance.

We started to launch our branded aesthetic centers in May 2023. Therefore, our limited operating history in aesthetic centers may not provide you with an adequate basis for evaluating our prospects and operating results, including net revenues, cash flows and operating margins, and our past revenues and historical performance may not be indicative of our future performance. We cannot assure you that we will be able to grow at a similar rate as we did since we launched our aesthetic centers or avoid any decline in the future. Our growth may slow down or our revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

Our aesthetic centers require various approvals, licenses and permits to operate our business and the loss or failure to obtain or renew any or all of these approvals, licenses and permits could materially and adversely affect our results of operations and business prospects.

In accordance with the laws and regulations of mainland China, we are required to maintain various approvals, licenses and permits to operate our aesthetic centers, including Medical Institution Practicing License. These approvals, licenses and permits are granted upon satisfactory compliance with, among other things, the applicable laws and regulations in relation to environment impact assessment, fire safety. They are also subject to examinations or verifications by relevant authorities and some of them are valid only for a fixed period subject to renewal and accreditation.

We may be subject to liability claims in respect of medical malpractices that may occur in our aesthetic medical institutions conducted by our physicians and medical staff, which could lead to material financial and reputational losses to our Group companies. Our physicians and staff may be subject to complaints, investigations, claims or legal proceedings relating to alleged malpractice in the services, which could harm our reputation, brand image and results of operations. We maintain limited control over the quality of our aesthetic medical service equipment, pharmaceuticals and medical consumables and may be subject to product liability claims.

We may experience difficulties, delays or failures in obtaining the necessary approvals, licenses and permits for new stores. In addition, there can be no assurance that we will be able to obtain or renew all of the approvals, licenses and permits required for operating our aesthetic centers promptly or at all. If any of these occurs, our ongoing business could be interrupted, and our expansion plan may be delayed. Complying with government regulations may require substantial expenses, and any non-compliance may expose us to liability. In case of any non-compliance, we may have to incur significant expenses and divert substantial management time and resources to resolve any deficiencies. We may also experience negative publicity arising from such deficiencies, which may materially and adversely affect our financial performance and business prospects.

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

On September 30, 2024, the Administration Regulations on Cyber Data Security (“Data Security Regulations”) were promulgated by the State Council and came into effect on January 1, 2025. The Data Security Regulations reiterate and refine the general provisions for cyber data processing activities, rules on personal information protection, important data security safeguards, management of cross-border transfer of cyber data, and the responsibilities of online platform service providers. In particular, the Data Security Regulations stipulate that cyber data processing activities that may affect national security shall be subject to a national security review in accordance with relevant national regulations. However, the Data Security Regulations do not provide further explanation or interpretation of the criteria for determining risks that “affect or may affect national security.” Additionally, since the Data Security Regulations are relatively new, their interpretation and implementation may continue to evolve and develop.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Data Security Regulations remain unclear on whether these requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of mainland China. We cannot predict the impact of these two regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the regulators mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations.

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

We derive the majority of our revenues from information and reservation services fees paid by aesthetic practitioners on our platform. We may experience pressure on our information and reservation services fee rates as a result of the competition we face in the online medical aesthetic service industry, as well as macroeconomic factors that are beyond our control.

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

As of December 31, 2024, we had not received any notice of warning or been subject to penalties or other disciplinary action from the governmental authorities for lack of approvals and permits. However, we cannot assure you that we will not be subject to any warning, investigations or penalties in the future. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that apply retroactively or require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits, or subject to various penalties, including fines, termination or restrictions of the part of our business, revocation of our business licenses or fines on our historical practices, which may adversely affect our business and materially and adversely affect our business, financial conditions and results of operations.

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

While we have generated net income historically, we incurred net loss in 2022 and 2024. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, attract users, further enhance and develop our service offerings, enhance our technology capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the transaction volume achieved on our platform may be lower than expected, which may lead to lower-than-expected revenues. Furthermore, we have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate majority of our total revenues from information, reservation services fees charged to aesthetic practitioners we partner with, aesthetic treatment services provided at our aesthetic centers and sales of medical products and maintenance services. Any material decreases in our information or reservation services fees, aesthetic treatment services fees or sales of medical products and maintenance services would have a substantial impact on our financial condition. As a result of the foregoing and other factors, we may again incur net losses in the future.

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

In addition, any systems failure or compromise of our security that results in the unauthorized access to or release of the data of our users or service providers could significantly harm our reputation and brand. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base. Our practices may also become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. In addition to the possibility of fines, such inconsistency could result in substantial costs or requirement that we change our practices, which could have an adverse effect on our business and operating results. See also “—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

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

We rely on certain key operating metrics, such as purchasing users, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology. We calculate these operating metrics using internal company data that have not been independently verified. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business.

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

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We currently maintain directors and officers liability insurance, property insurance and public liability insurance. In addition, we maintain property insurance and public liability insurance for our aesthetic centers. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

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

We have adopted the Second Amended and Restated 2018 Share Plan, or the 2018 Plan, in March 2019 for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2018 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the 2018 Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. As of February 28, 2025, options to purchase 227,058 ordinary shares were granted and outstanding under the 2018 Plan.

Our board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards shall initially be 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of this Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by our board of directors. As of February 28, 2025, 564,085 awards have been granted and outstanding under the 2021 Plan.

Our board of directors approved the 2023 Share Incentive Plan, or the 2023 Plan, in February 2023. Under the 2023 Plan, the maximum aggregate number of shares available for granting of awards shall be 3,000,000 Class A ordinary shares (including those represented by ADSs). As of February 28, 2025, 907,284 awards have been granted and outstanding under the 2023 Plan.

We recorded RMB43.3 million, RMB36.3 million and RMB32.7 million (US$4.5 million) in 2022, 2023 and 2024, respectively, in share-based compensation expenses. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2024.

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

We are a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in China through (i) our subsidiaries in mainland China and (ii) the variable interest entities with which we have maintained contractual arrangements and their subsidiaries in China. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with regulatory restrictions in mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs which contribute to 80.0% of our revenues excluding inter-company transactions in 2024. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

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

The HFCAA, as amended by the Consolidated Appropriations Act, 2023, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F.

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

In March 2018, the SAMR was formed as a governmental agency to take over, among other things, the anti-monopoly enforcement functions from the departments under the Ministry of Commerce, the NDRC, and the former State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions The SAMR issued Anti-monopoly Compliance Guideline for Operators in September 2020 and amended it in April 2024, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the PRC regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and antimonopoly related laws. For example, in April 2021, the SAMR, the Cyberspace Administration of China and the State Administration of Taxation, held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among others, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, making use of big data analysis to the disadvantage of existing customers, etc., shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, infringing consumers rights and interests, etc., they will be imposed with more severe penalties in accordance with the laws. We have been conducting necessary self-inspection in accordance with such guidance. We cannot guarantee you that we will not be subject to similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

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

On May 7, 2021, our board of directors authorized a share repurchase program, or the 2021 Share Repurchase Program, under which we are authorized to repurchase up to US$70 million of our ADSs or ordinary shares through May 6, 2022. On November 18, 2022, our board of directors authorized a share repurchase program, or the 2022 Share Repurchase Program, under which we are authorized to repurchase up to an aggregate value of US$15 million of our shares (including in the form of ADS) during the 12-month period beginning from November 18, 2022. On January 3, 2023, our board of directors authorized an adjustment to the previously adopted 2022 Share Repurchase Program, increasing the aggregate value of shares (including in the form of ADS) that we may repurchase under the program from US$15 million to US$25 million to demonstrate our confidence in long-term prospects. During the term of the 2022 Share Repurchase Program and the 2021 Share Repurchase Program, we in aggregate purchased approximately 13.3 million ADSs, representing 10.3 million of our Class A ordinary shares. On March 18, 2024, our board of directors authorized a share repurchase program, or the 2024 Share Repurchase Program, under which we may repurchase up to an aggregate value of US$25 million of our ADSs or ordinary shares over the 12-month period beginning from March 22, 2024. As of December 31, 2024, we accumulatively repurchased approximately 2.6 million ADSs, representing 2.0 million of our Class A ordinary shares under this share repurchase program. On March 21, 2025, our board of directors authorized the extension of the 2024 Share Repurchase Program for an additional 12-month period through March 31, 2026.

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

Mr. Xing Jin, our co-founder, chairman of the board of directors and chief executive officer, beneficially owned all of our issued Class B ordinary shares as of February 28, 2025. These Class B ordinary shares constitute 15.5% of our total issued and outstanding share capital and 84.6% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Jin has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions, and may take actions that are not in the best interest of us or our other shareholders. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

As a Cayman Islands exempted company listed on Nasdaq Stock Market LLC, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market LLC rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For example, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2024. In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the adoption of the 2021 Plan and the 2023 Plan. We may continue to rely on these or other exemptions in the future, and our shareholders may be afforded less protection than shareholders of companies that are subject to these corporate governance requirements as a result.

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

We believe that we were a passive foreign investment company for the taxable year ended December 31, 2024, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ADSs.

We will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. A non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based on our analysis of the nature and composition of our income and assets (including the significant amount of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Taxation-U.S. Federal Income Tax Considerations) holds ADSs, certain adverse United States federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

If we are deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, because our primary business is a one-stop aesthetic platform offering online information and reservation services, treatment at branded centers, and medical product development and distribution.

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

We may not be able to satisfy the continued listing requirements of the Nasdaq Capital Market in order to maintain the listing of our ADSs.

On August 28, 2024, we received a notification letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC, indicating that for the last 30 consecutive business days, the closing bid price of our ADSs was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). We were provided with a compliance period of 180 calendar days, or until February 24, 2025, to regain compliance under the Nasdaq Listing Rules. However, we did not regain compliance with the Minimum Bid Price Requirement within the compliance period and filed a transfer application to transfer from The Nasdaq Global Market to The Nasdaq Capital Market on February 11, 2025. Nasdaq approved the transfer on February 25, 2025 and granted us an extended period of 180 calendar, or until August 25, 2025 to regain compliance with the Nasdaq’s Minimum Bid Price Requirement. The transfer took effect on February 27, 2025.

There can be no assurance that the closing bid price of our ADSs will increase back or above $1.00 in the future. If we fail to satisfy any of Nasdaq’s continued listing requirements, Nasdaq may take steps to delist our ADSs, which could have a materially adverse effect on our ability to raise additional funds as well as the price and liquidity of our ADSs.

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

In May 2023, leveraging our strong brand and market presence, we entered the offline space by launching our branded aesthetic centers.

On November 13, 2023, we announced that our subsidiary Wuhan Miracle has submitted the application documents for its potential initial public offering, or the IPO and listing on the Beijing Stock Exchange. Wuhan Miracle withdrew such application on December 23, 2024.

On August 28, 2024, we received a notification letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC, indicating that for the last 30 consecutive business days, the closing bid price of our ADSs was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). We were provided with a compliance period of 180 calendar days, or until February 24, 2025, to regain compliance under the Nasdaq Listing Rules. On February 11, 2025, we filed a transfer application to transfer from The Nasdaq Global Market to The Nasdaq Capital Market on February 11, 2025. Nasdaq approved the transfer on February 25, 2025 and granted us an extended period of 180 calendar, or until August 25, 2025 to regain compliance with the Nasdaq’s Minimum Bid Price Requirement. The transfer took effect on February 27, 2025.

Our principal executive offices are located at 2/F, East Tower, Poly Plaza, No. 66 Xiangbin Road, Chaoyang District, Beijing, 100012, People’s Republic of China. Our telephone number at this address is +86 10 8790 2012. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.soyoung.com. The information contained on our website is not a part of this annual report.

B.            Business Overview

Overview

So-Young is a consumer-centric platform revolutionizing the way consumers access and experience aesthetic treatments. Today, aesthetic care is an integral part of modern beauty and wellness, supporting individuals to maintain active, healthy lifestyles. With a focus on revitalization and anti-aging, recurring non-surgical treatments help consumers enhance a youthful glow and build confidence and vitality. We believe the benefits run deeper than skin and appearance: regular care creates a sustainable, upward cycle of self-maintenance, reinforcing a sense of control and confidence and contributing to overall life satisfaction.

As a digital-native pioneer, So-Young combines innovation with a commitment to making high-quality, non-surgical medical aesthetics accessible and affordable for everyone. We make aesthetic treatments a natural part of self-care, helping consumers integrate periodic treatments into their routines to support individual goals and long-term improvements. We center our strategy and market differentiation around five pillars: a trusted brand, digital-first solutions, value-for-money treatments built to scale, an omnichannel experience and delivery excellence.

●	Trusted brand. Building trust is at the core of So-Young’s mission. We provide a reliable, transparent platform that simplifies the exploration and access to aesthetic treatments, offering detailed, accurate information about treatments, practitioners and outcomes. By bridging online discovery with offline care, we significantly streamline the process of search and delivery, making aesthetic treatments a natural, integral part of life for those seeking care and improvement.
●	Digital-first solutions. So-Young carries a deep tech DNA rooted in its foundation as a digitally native platform. Proprietary algorithms and full-stack digital tools enable precise matching between consumers and aesthetic practitioners and streamline the entire treatment process from appointment scheduling to purchasing and follow-up care.
●	Value-for-money treatments built to scale. So-Young aesthetic centers deliver high-quality treatments at competitive prices through standardized protocols and a structured service model. By leveraging our supply chain advantages, we keep costs low without compromising service standards. High consumer volume at each center lowers marketing expenses and maximizes space efficiency, making treatments more affordable while strengthening unit economics and supporting the scalable growth of our centers.
●	Omnichannel experience. So-Young connects digital convenience with high-quality in-person care through its integrated platform. Consumers benefit from features such as virtual consultations for assessments and follow-ups, efficient online reservation systems and active engagement through social media, and our network of branded aesthetic centers provides hands-on treatments in a smooth, effortless transition from online to offline.
●	Delivery excellence. So-Young places a strong emphasis on clinical quality and reliability. Care accessed through the platform are grounded in evidence-based clinical guidelines and are performed by carefully vetted aesthetic practitioners. With oversight from our expert advisory board, we maintain stringent standards to deliver safe, effective and consistent care, which instill confidence in our consumers in every aspect of their treatment journey, whether online or in the center.

Initially launched as a digital information hub linking consumers with aesthetic practitioners, So-Young has evolved into a full-service, vertically integrated aesthetic platform. So-Young today encompasses three interconnected components: (i) an online platform which curates a broad range of aesthetic treatment information and facilitates online reservations; (ii) a network of branded aesthetic centers where consumers receive high-quality treatments directly under our care; and (iii) the development, production and distribution of non-surgical medical aesthetic products such as optoelectronic medical equipment and injectable products. By bringing these components into a unified, closed-loop platform, So-Young offers an end-to-end solution that supports consumers throughout their treatment journey, making it the first one-stop platform of its kind in the industry.

To date, consumers could access our services via mobile app, Weixin mini program and website, including approximately 1.0 million private domain consumers who benefit from direct and frequent interactions supported by our in-house coverage and support. The number of verified paid visits reached approximately 69,000 for the year ended December 31, 2024, representing a significant increase from approximately 4,800 in the year ended December 31, 2023. The number of verified paid aesthetic treatments was approximately 141,000 in 2024, as compared to approximately 7,000 in 2023. Embracing our digitally native, one-stop solutions, consumers drive our organic growth through word of mouth and user-generated content. Our strong brand recognition, digital reach, affordable treatments and efficient supply chain work together to build lasting consumer trust and satisfaction. These strengths attract a steady flow of high-value consumers while keeping customer acquisition costs low.

Our Path of Evolution

So-Young is a consumer-centric medical aesthetic platform that evolves alongside the changing needs of its audience. Over the years, So-Young has grown into an all-in-one platform for aesthetic treatments, progressing through three key phases of development:

●	So-Young 1.0. Launched in November 2013, So-Young began as a digital platform where consumers could access trustworthy information and share their experiences. The vibrant community empowered consumers to make informed choices and facilitated offline treatment reservations with aesthetic practitioners.
●	So-Young 2.0. In July 2021, we advanced toward vertical integration with the acquisition of a controlling interest in Wuhan Miracle, which enabled us to expand into the development, production and distribution of laser and optoelectronic equipment. We also introduced injectable products sourced from a robust network of qualified suppliers, making them available through offline channels.
●	So-Young 3.0. In May 2023, leveraging our strong brand and market presence, we entered the offline space by launching our branded aesthetic centers. Our three-pronged business model—combining an online platform, a network of aesthetic centers, and supply chain services—creates an end-to-end solution for standardized, non-surgical aesthetic treatments that make high-quality aesthetic care more accessible, affordable and efficient.

With a trusted reputation, strong partnerships with aesthetic practitioners and leadership in the medical aesthetics industry, So-Young closes the gap between online engagement and offline care delivery. By translating digital trust into tangible, accessible services, we create a more connected, informed and satisfying experience for consumers seeking aesthetic treatments.

Our Business Model

Our Online Platform

Our online platform operates across multiple access points, including mobile app, Weixin mini program, and soyoung.com website, where both consumers and aesthetic practitioners can access to rich media content, an engaging social community and a transparent reservation system. For aesthetic practitioners, we have developed an operational dashboard on soyoung.com to improve the efficiency and effectiveness of their business operations.

The platform supports every step of the consumer’s treatment journey, offering features such as access to medical aesthetic knowledge, community support and reservation options for aesthetic procedures. It also includes a messaging system for direct communication with aesthetic practitioners and institutions, a dashboard for managing orders and interactions, and a vast knowledge base for those researching medical aesthetic options. These features work together to create an intuitive and engaging experience across all access points, guiding consumers toward informed decisions about their aesthetic care.

Our vibrant and trustworthy social community enables consumers to discover the latest aesthetic treatment trends and helps them make purchase decisions. Personal experiences shared by individuals who have undergone aesthetic treatments build confidence for others considering similar procedures. We also encourage consumers to rate, review and share their treatment experiences, fostering an environment where trust and transparency thrive. We believe the user-generated content, ratings and reviews on our platform incentivize aesthetic practitioners to offer high-quality and diversified treatment with transparent pricing.

Our Aesthetic Center Network

Our branded aesthetic centers extend the reach of our digital platform, combining the convenience of online engagement with the care of in-person aesthetic and anti-aging treatments. By focusing on consistency, affordability, convenience and intelligence, we empower consumers to confidently explore treatments that align with their individual goals.

We make high-quality aesthetic care within reach for a broader audience through cost optimization, refined treatment protocols and standardized service delivery. Our aesthetic centers are anchored by the following key strengths:

●	Standardized treatments consumers can trust. So-Young aesthetic centers deliver consistent service standards across all locations within our network. Our team includes highly skilled physicians, including leading specialists from major public hospitals and seasoned experts in medical aesthetics. We implement standardized treatment protocols and provide ongoing training to keep our practitioners at the forefront of the field. With over 350 service standards in place, we guide every step of the treatment process from initial consultation to post-treatment care. Whether visiting a center in Beijing, Shenzhen or any other city, consumers can expect consistent, reliable clinical results regardless of such consumer’s choice of practitioner or location.
●	Affordable access to comprehensive care. Our centers offer a wide range of treatments, from non-invasive to minimally invasive procedures, catering to diverse consumer goals such as skin rejuvenation and facial contouring. Supported by our robust supply chain capabilities, centralized procurement and operational efficiency, we provide high-value treatments with highly competitive prices. Our cost optimization strategies allow consumers to receive multiple treatments at prices well below traditional options, making premium aesthetic care more accessible.
●	Thoughtful care within reach. Our centers are strategically located in prime urban commercial areas to provide a curated collection of aesthetic treatments. Situated within a ten-kilometer radius of most consumers’ homes, these centers ensure that quality care is always close at hand. The spaces feature a blend of modern, minimalist design and warm, inviting touches, creating a professional yet welcoming atmosphere that supports consumer comfort and confidence.
●	Tech-driven care delivery. So-Young aesthetic centers leverage IoT and AI technologies to create a well-coordinated system that optimizes the use of treatment rooms, devices and personnel in real time. Before beginning aesthetic treatments, consumers undergo a smart skin analysis that generates personalized treatment plans based on their individual skin conditions and needs. With the mobile app and Weixin mini program of So-Young aesthetic centers, consumers can explore treatment options with transparent details about pricing, discounts and service popularity, empowering them to make informed, confident decisions about their care. Scheduling appointments and completing purchases is quick and intuitive, allowing treatments to be served at nearby centers in moments. Our wearable wristbands assist in accurately tracking the duration of each treatment session, facilitating efficient treatment flow management and improving overall operational efficiency by minimizing wait times.

Images of the storefront and reception area, wating area, cleansing station and procedure room at So-Young Aesthetic Centers

As of December 31, 2024, customer satisfaction reached 4.98 out of 5, based on feedback collected through our own in-house surveys. These metrics reflect the strong growth and operational efficiency of our aesthetic center network, as well as our commitment to delivering high-quality care and an exceptional consumer experience.

Since opening our first So-Young aesthetic center in May 2023 and as of December 31, 2024, we have expanded to a network of 19 aesthetic centers across nine major cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Wuhan, Changsha, Chongqing and Chengdu. The rapidly growing network, combined with our strong digital presence, offers a unique combination of efficiency, trust and high-quality care, setting new standards in the medical aesthetics industry.

Our Supply Chain

Our strong supply chain forms the bedrock of our operations, driving the efficient and cost-effective delivery of high-quality medical aesthetic products and services. Through Wuhan Miracle, we engage in the development, production and distribution of a diverse range of medical aesthetic devices. Our portfolio includes cutting-edge laser and optoelectronic equipment, such as light therapy devices, surgical lasers, and specialized tools used in dermatology, urology and ophthalmology. With over 150 patents and more than 20 medical device registration certificates, Wuhan Miracle has earned recognition as a “Little Giant,” a prestigious designation for innovative, high-performing small and medium-sized enterprises in specialized fields.

We work closely with over 1,200 institutions, managing product commercialization, distribution, marketing and professional training. For example, as the exclusive distributor of Elastine in China—a leading Korean brand for hyaluronic acid fillers and thread-lifting products—we address the growing demand in China’s mid-to-high-end market for minimally invasive treatments with reliable, world-class injectable products.

Our Value Propositions

Our business model has unique value propositions for its constituents.

For Consumers. We bring together the ease of digital access and the reliability of in-person aesthetic and anti-aging treatments. Our aesthetic centers deliver consistent, high-quality care through standardized protocols and experienced physicians, providing consumers with trusted outcome at any location within our network. Our cost-efficient model makes aesthetic treatments more affordable, allowing more consumers to access a wider range of services. Strategically located in prime urban areas and integrated with smart technology, our centers offer a seamless, efficient consumer experience from quick online booking to minimal wait times and well-coordinated treatments. Our digital platform empowers consumers with transparent information, helping them explore treatment options, compare pricing, and make informed decisions. Once consumers identify suitable options, they can conveniently book treatments through our online reservation system, which also connects them to insurance service referrals for added support. After treatment, consumers can share their experiences through reviews and ratings, contributing to a community-driven feedback system that builds trust and informs others.

For Aesthetic Practitioners. Aesthetic practitioners benefit from greater exposure and credibility through our platform. By attracting a growing base of consumers, supported by rich-media content and a trusted reputation, the platform provides aesthetic practitioners with opportunities to expand their reach. The platform’s ratings and reviews promote transparency and encourage practitioners to deliver diverse, high-quality treatments. Practitioners gain additional exposure and improve consumer conversion through features such as online reservation system, which not only facilitates bookings but also provides actionable insights into consumer preferences and emerging market trends. These insights enable aesthetic practitioners to streamline their operations, refine their offerings and align their services with evolving consumer demands. Furthermore, our branded aesthetic center network and involvement in medical aesthetic product development offer practitioners access to advanced technology and new avenues for business growth.

Our business model creates a self-reinforcing cycle that integrates consumers and practitioners. Consumers are drawn to the platform for the convenience of online reservations and the accessibility of high-quality treatments at our branded aesthetic centers. As more consumers use these services, practitioners are incentivized to join, benefiting from increased visibility and opportunities to serve at our aesthetic centers. This expanding network of practitioners expands treatment availability and geographic reach, making the platform even more appealing to consumers. As the ecosystem grows, the collaboration between aesthetic practitioners and our offline aesthetic centers strengthens, driving further consumer trust and sustained platform growth.

Our Offerings

Information and Reservation Services

We leverage our rich user-generated content and an engaged consumer base to offer a diverse range of information services aimed at helping aesthetic practitioners introduce their offerings and expand their clientele. We generally enter into framework supply agreements with our aesthetic practitioners annually based on our standard form. Under the agreements, aesthetic practitioners are required to comply with all relevant laws and regulations, offer attractive treatment prices on our platform, actively resolve complaints and respond to other negative consumer feedback. We also reserve the right to terminate the agreements when the aesthetic practitioner posts exaggerated or false information, relies on expired certifications, engages in illegal conducts or receives serious customer complaints.

Our platform supports practitioners through information display options and branding opportunities, such as short-form video series. Upon joining, practitioners are automatically enrolled in a multi-tiered growth system that evaluates their performance regularly based on indicators such as consumer feedback. Poor performance, often linked to unsatisfactory feedback, can result in a downgrade within the system. This structure incentivizes practitioners to maintain high service standards over time, as higher-tier participants receive exclusive benefits, such as discounts on information service fees and access to premium features such as customized short videos and prominent app display options. The growth system also helps our business development team allocate resources effectively, offering targeted consulting and support to practitioners based on their tiers.

As of December 31, 2022, 2023 and 2024, there were over 14,400, 15,100 and 15,500 aesthetic practitioners on our platform, respectively, including approximately 9,100 aesthetic practitioners and 5,300 other healthcare service providers in 2022, approximately 9,600 aesthetic practitioners and 5,500 other healthcare service providers in 2023 and approximately 9,900 aesthetic practitioners and 5,600 other healthcare service providers in 2024. Other healthcare services that can be reserved through our platform include dermatology, dentistry and orthodontics, physical examinations, gynecology and postnatal care.

Consumers can also reserve aesthetic treatments through our platform, for which we typically charge a reservation fee of approximately 10% or 30% of the total service amount. In 2024, we had over 378 thousand consumers who purchased aesthetic treatment services through our platform.

Our agreements with aesthetic practitioners extend to all services delivered to consumers introduced through our platform, even if such consumers visit the practitioners directly, choose different treatments onsite, add services during their visits, or returns for other treatments later. Aesthetic practitioners log these transactions through their interface on our reservation system to ensure proper fee calculation. To verify reservation service fees, we actively engage with consumers for feedback and encourage them to share ratings and reviews online, which helps validate reported orders. Over time, our penalty and compliance mechanisms have fostered cooperation, making adherence to service agreements a practical and cost-effective choice for practitioners.

Aesthetic Treatment Services

So-Young aesthetic centers offer a diverse range of aesthetic treatments catering to a variety of consumer needs. From non-invasive and minimally invasive procedures, aesthetic treatments typically available at our centers include device-based options such as thread lifts, intense pulsed light, ultrasound facelifts, picosecond lasers and body contouring treatments. Additionally, we provide injectable treatments such as skin boosters, Hyaluronic Acid-based products, Botox, and Type I and Type III collagen.

Our strong supply chain capabilities, centralized procurement and operational efficiency allow us to provide treatments at highly competitive prices, far below the price options available at traditional clinics. Simpler procedures are accessible at affordable rates, and more complex treatments are priced to reflect the level of expertise and resources required. Package deals offer additional value, meeting the needs of consumers seeking a variety of aesthetic solutions.

Consumers can choose from a practitioner team that includes leading specialists from major public hospitals and seasoned experts in medical aesthetics. These practitioners are supported by well-trained nurses and dedicated consultants, collaborating to deliver standardized care at every stage of the treatment process. To maintain consistent quality, we implement uniform treatment protocols across all locations, provide ongoing training for our teams and incorporate consumer feedback to refine our services. Consumer feedback is actively collected to refine and improve our services. Beyond serving consumers, So-Young aesthetic centers contribute to the broader medical aesthetics industry by sharing best practices in operations, product management and customer services to the public, which we believe elevates the overall quality and accessibility of aesthetic treatment services across the sector.

Our integrated digital platform connects online convenience with in-person care, offering consumers an intuitive way to manage their treatment journey. Through the Weixin mini program of So-Young aesthetic centers, consumers can explore treatment options, check pricing, schedule appointments, participate in online consultations and track follow-ups, which reduces wait times and simplifies access to services, creating a more efficient and user-friendly treatment experience. Educational content shared via social media complements this platform, providing valuable insights into available treatments and helping consumers make informed decisions. Within our aesthetic centers, AI and IoT technologies play a vital role by enabling real-time monitoring of rooms, equipment and staff, optimizing resource allocation and improve overall operational efficiency.

2:32
咨询/预约
干净，更漂亮。
净颜精英 新品上市 ¥399
全面清洁 | 控油滋养 | 舒缓修复
SOYOUNG CLINIC
你好，Lelelelele
1
待预约
0
待到店
2
服务记录
肤测报告
赠 艺术家联名定制周边
万支大师团
名医美学注射
姐妹众测
首页
项目
券包
我的

2:32
咨询/预约
SOYOUNG CLINIC
SOYOUNG CLINIC
胶原灌注 限时优惠
3+17 型胶原水微联合治疗，
五重胶原大满贯。
赠 艺术家联名定制周边
万支大师团
名医美学注射
姐妹众测
首页
项目
券包
我的

Interface of So-Young Aesthetic Center Weixin Mini Program

Revenue from So-Young aesthetic centers consist primarily of service fees for procedures and treatments. We plan to expand our center network to streamline operations and leverage economies of scale through bulk purchasing and resource sharing. By increasing the number of aesthetic centers, we aim to enhance operational efficiency, lower costs, and strengthen our brand presence. A larger network will also provide deeper insights into consumer preferences and emerging trends, enable us to accumulate valuable operational expertise, and improve our ability to secure prime locations.

Sales of Medical Products and Maintenance Services

We have developed and maintained an integrated system of raw material procurement, research and development, production and distribution suitable for our supply chain and sales growth.

Light Therapy and Surgical Laser Devices

Wuhan Miracle provides light therapy device that uses specific wavelengths of light to support the treatment of various medical conditions. The devices utilize the biological effects of different kinds of light to stimulate human bodies’ natural healing processes. Light therapy devices are effective for managing skin disorders such as psoriasis, vitiligo, and allergic dermatitis, as well as for applications such as reducing acne scars, removing vascular and pigmented lesions and hair removal. The product range includes excimer laser systems, UV excimer therapy devices, LED and red-light therapy systems, and advanced laser and intense pulsed light technologies, all of which designed to promote natural healing and deliver targeted therapeutic effects.

Wuhan Miracle also provides surgical laser devices and other specialized medical equipment, with a focus on urological, dermatological and aesthetic applications. Our major products include carbon dioxide laser machines, multi-wavelength and semiconductor laser systems for urological treatments, and hydrodynamic-assisted liposuction systems for plastic surgery. Wuhan Miracle also offers pneumatic liquid spray devices for skin cleansing and ophthalmic intense pulsed light systems for managing dry eye conditions.

Injectable Products

We work closely with over 1,200 institutions, managing product commercialization, distribution, marketing and professional training. For example, as the exclusive distributor of Elastine in China—a leading Korean brand for hyaluronic acid fillers and thread-lifting products—we address unmet needs in China’s mid-to-high-end market, catering to the rising demand for minimally invasive treatments with reliable, world-class injectable products.

Maintenance Services

Wuhan Miracle provides sales and technical services for spare parts of its products and maintenance services for its equipment users. It covers a wide range of services, including installation, operational training, error reporting, maintenance services and equipment packaging. Wuhan Miracle’s technical service department and customer service department have a number of experienced maintenance and technical support professional engineers who have received professional technical trainings. In addition to one-year maintenance, rapid maintenance response and other regular services, they provide customers with free consultation, guidance and testing services to ensure the safety and effectiveness of the products. Wuhan Miracle also organizes consumers to participate in clinical trainings and provides after-sales technical trainings and application support services to help them better understand the product properties. Wuhan Miracle’s brand image and customer stickiness flourish on its comprehensive and high-quality service system.

Branding and Marketing

We believe that our rich content and satisfactory consumer experience have contributed to the expansion of our consumer base and the increase in consumer engagement, leading to a strong word-of-mouth effect that strengthens our brand awareness.

We promote our platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. We engage passionate and active aesthetic influencers and arrange for them to attend marketing and brand promotion campaigns and produce interesting video and textual professional content on various social media networks. We cooperate with application stores, third-party apps, popular search engines and social media platforms for online and mobile marketing. We also conduct offline marketing primarily in the form of cinema advertising, television commercials, and promotion events.

Sales

We sell medical equipment, including products produced by ourselves and third-party produced products, to offline aesthetic practitioners and hospitals. With Wuhan Miracle, we offer diverse laser and other optoelectronic medical equipment. We also sell medical aesthetic products produced by third-party providers. We have built strong synergies among our product development pipeline, sales team and our online platform.

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

Technology and Infrastructure

The success of our business is supported by our strong technological capabilities that enable us to deliver superior experience and increase our operational efficiency. We provide interactive medical aesthetic features and other AI analysis tools, including our “3D try and test” treatment selection, skin texture testing, and eye shape and eyebrow design, as solutions for our growing community of consumer who are looking for effective services and tools to facilitate their decision making. At the same time, these features and tools increase consumers’ exposure to highly relatable and relevant information that enriches the overall experience.

Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated and collected on our platform each day, have created opportunities for continued improvements in our technology capabilities, empowering reliability, scalability and flexibility.

As of December 31, 2024, we had a research and development team with 256 employees, including those focusing on technology development to support every aspect of our business operation, those focusing on artificial intelligent algorithm design and development, those focusing on underlying data and technology maintenance, and those focusing on the constant improvement of our existing products and the introduction of new products.

Big Data

We have built a proprietary big data analysis framework on our platform to improve operating efficiencies and consumer satisfaction. We leverage big data analytics and artificial intelligence technologies to enhance the accuracy of consumer behavior predictions and consumer profiling and optimize our operation, targeted content and consumer experience.

The seamless collaboration among our technology and operational teams, together with our big data analytics capability, result in improved operational efficiency for our company and our aesthetic practitioners. Our data engineers are involved in all critical operational areas. They have thorough understanding of the computational needs from different business segments and are therefore capable of providing technological support to address diversified needs in operating our platform.

Security and Data Privacy

We are committed to protecting information of all participants on our platform. We collect personal information and data only with users’ prior consent. We do not provide sensitive user data to aesthetic practitioners or other third parties.

We have a security team of engineers and technicians dedicated to protecting the security of our platform. Our back-end proprietary security system is capable of handling malicious attacks each day to safeguard the security of our platform and to protect the privacy of our users and aesthetic practitioners. We back up our user and certain other critical forms of data daily in separate and various secured data back-up systems to minimize the risk of data lost. We encrypt confidential personal information we gather from our platform. To further ensure data security and avoid data leakage, we have established internal protocols under which we grant classified access to confidential personal data to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various teams.

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

Quality Control

In addition to the strict selection process to ensure qualification of our aesthetic practitioners, we have built a framework in which we constantly monitor the service provided by medical institution, through our online system and on-site visits. We have established a credit score system for aesthetic practitioners where we deduct the score if we find malicious competition, spam orders and ratings, repetitive unsatisfactory user services, or negative media exposure. Lower credit scores result in less exposure and lower ranking on our platform. If we are no longer satisfied with the action of aesthetic practitioners, we may initiate termination process to remove them from our online platform, thereby protecting our brand image and our users.

We have also adopted a series of measures for the quality control of our laser and other optoelectronic medical equipment and medical aesthetic products. Through more than two decades of development and sales of laser and other optoelectronic medical equipment, Wuhan Miracle has established a strong quality control department with experienced technical personnel. It has implemented comprehensive quality procedures, covering a number of operation aspects including material purchase, production procedure, parts assembly, product testing, self-inspection and warehouse management. We also have a system for selecting reliable and quality third-party providers of medical aesthetic products. Our selection process is based on a thorough review of providers, considering their product offering, quality, pricing and reputation, among others.

We have implemented a comprehensive quality control system for offline services as well. All aesthetic practitioners must pass strict onboarding assessments and training before providing services. Medical products are subject to supplier and product qualification checks, including third-party inspections upon warehouse entry and during storage. Our service standards cover the entire consumer journey from pre-visit to post-visit. We gather feedback through reviews, surveys, complaints and anonymous evaluations, and categorize issues for timely and appropriate resolution. To promote accountability, we apply a structured system of penalties and incentives to reduce negative incidents and improve consumer satisfaction.

Competition

The medical aesthetics industry in China is highly competitive and rapidly evolving. Our primary competitors in the industry include (i) leading search engines, (ii) other online medical aesthetic service platforms, (iii) general online e-commerce platforms, (iv) other medical aesthetic products and equipment and (v) other aesthetic centers and clinics.

We compete primarily on the basis of the following factors: (i) the rich and specialized content on aesthetic treatment for our targeted audience; (ii) our ability to seamlessly connect content and consumers with aesthetic practitioners; (iii) the superior decision-making process on our platform; (iv) our large and active user base; (v) pricing of aesthetic treatments that could be reserved on our platform or in aesthetic centers; (vi) our ability to attract and retain aesthetic practitioners; (vii) aesthetic practitioner validation, and treatment quality control; (viii) brand recognition and reputation; (ix) our equipment, product and service quality; (x) our ability to launch new equipment and products; (xi) our expertise and qualifications in providing treatments; (xii) the location and accessibility of our aesthetic centers; (xiii) the effectiveness of our branding and marketing activities; (iv) technological innovation and (v) the experience and expertise of our management team.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law in mainland China, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights.

As of December 31, 2024, we own 1,306 registered trademarks, copyrights to 217 software programs developed by us relating to various aspects of our operations, copyrights to 115 literature and art works, 335 issued patents, and 56 registered domain names, including soyoung.com.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We currently maintain directors and officers liability insurance, property insurance and public liability insurance. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We consider our insurance coverage to be sufficient for our business operations in China.

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

Regulations on Foreign Investment

The Foreign Investment Catalog

Investments conducted by foreign investors in mainland China are subject to the Catalog of Industries for Encouraging Foreign Investment (2022), and the Special Administrative Measures (Negative List) for Foreign Investment Access (2024), or the Negative List, which were jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce on October 26, 2022 and September 6, 2024, and became effective on January 1, 2023 and November 1, 2024, respectively. The Negative List sets out the special administrative measures stipulated by the State for foreign investment’s access to specific areas, pursuant to which foreign investors would not be allowed to make investments in prohibited industries under the Negative List, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in the fields that are included in the Negative List. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

The establishment, operation and management of corporate entities in the PRC is governed by the PRC Company Law, which was latest amended on December 29, 2023 and has taken effect on July 1, 2024. The PRC Company Law governs two types of companies —— limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The primary amendments in the latest amended PRC Company Law include revisions aimed at improving the company’s establishment and exit system, optimizing the company’s organizational structure, detailing exercise of shareholder rights, perfecting the company’s-capital system and strengthening the responsibilities of controlling shareholders and management-personnel. etc.

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

On July 4, 2016, the State Administration for Industry and Commerce, the predecessor of the State Administration of Market Regulation, promulgated the Interim Measures for the Administration of Internet Advertising, which became effective as of September 1, 2016. The measures set forth further compliance requirements for online advertising business in addition to those in the Advertising Law. On February 25, 2023, the SAMR promulgated the Administrative Measures for Internet Advertising, effective from May 1, 2023, and replace the measures. The measures apply to commercial advertising activities for the direct or indirect promotion of commodities or services within the territory of the People’s Republic of China by making use of websites, webpages, internet applications and other internet media in the forms of texts, pictures, audios, videos or other forms. Major additional compliance requirements are: (i) advertisements must be identifiable and marked with the word “advertisement,” enabling consumers to distinguish them from non-advertisement content; (ii) publishing advertisements on the Internet through a pop-up page or in other forms shall provide a prominently marked “CLOSE” button to ensure “one-click closure”; (iii) sponsored search results must be clearly distinguished from organic search results; (iv) it is forbidden to send advertisements or advertisement links by email or Internet instant message without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; (v) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal; and (vi) no advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplements or other special commodities or services which are subject to review by advertisement review authorities as stipulated by laws and regulations shall be released unless it has passed such review. Besides, pursuant to the Interim Measures for the Administration of Internet Advertising, Internet advertisers are prohibited from publishing in disguised form advertisements for medical treatment, drugs, medical devices, health food or formula food for special medical purposes in the form of introducing knowledge on health or health maintenance. For the introduction of knowledge on health and health maintenance, the address, contact details, shopping links and other contents of commodity operators or service providers of relevant medical treatment, drugs, medical devices, health food, or formula food for special medical purposes shall not be presented on the same page or together with such knowledge.

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

Regulations on Payment Services

In June 2010, the People’s Bank of China, or PBOC, issued the Administrative Measures for the Payment Services of Non-Financial Institutions, which became effective in September 2010 and amended on April 29, 2020. Under the measures, a non-financial institution must obtain a payment business license, or Payment License, to qualify as a paying institution and provide payment services. The State Council promulgated the Regulations on the Supervision and Administration of Non-bank Payment Institutions, or the Non-bank Payment Institutions Regulations on December 9, 2023, which became effective from May 1, 2024 and replaced the Administrative Measures for the Payment Services of Non-Financial Institutions. According to these regulations, the Non-bank Payment Institution refers to limited liability companies or joint stock limited companies established in accordance with the law within the PBOC, other than banking financial institutions, that has obtained the payment license and engaged in the transfer of currency funds and other payment businesses based on electronic payment instructions submitted by payees or payers. The payment services provided by the non-bank payment institutions are divided into two types based on whether they can receive prepaid funds from payees: stored value account operation and payment transaction processing. The specific classification and supervision rules for stored value account operation and payment transaction processing are formulated by the PBOC.

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

Wuhan Miracle Laser Systems, Inc has obtained the production permit from Hubei Provincial Drug Administration, which will remain effective until July 17, 2029.

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

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management and has taken effect on January 1, 2025, which does not expand the scope of the cybersecurity review as stipulate in the Data Security Law.

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

As of December 31, 2024, our subsidiaries in mainland China and consolidated affiliated entities are generally subject to 3%, 6%, 9% and 13% VAT rates.

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

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable laws of mainland China, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a resident enterprise in mainland China may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued on February 3, 2018 by the State Administration of Taxation and has taken effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatment in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit relevant documents to the tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

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

On May 6, 2024, the SAMR issued the Provisions on Preventing Unfair Online Competition, which has taken effect on September 1, 2024 and detailed the implementation of the PRC Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited.

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
Beijing So-Young Soyang Investment and Management Co., Ltd.
Beijing Qingyang Medical Aesthetic Clinic Co., Ltd.
Chengdu Yiyang Enterprise Management Co., Ltd.(4)
Hainan Yixian Daka Technology Co., Ltd.
Shanghai Biyuhua Internet Technology Co., Ltd.
Hainan So-Young Medical Technology Co., Ltd
Beijing Qingyang Technology Co., Ltd.
Equity interest (100% ownership unless otherwise indicated)
Contractual arrangements

Note:

1)	Shareholders of Beijing So-Young are Mr. Hui Shao, Mr. Xing Jin, and Mr. Tao Yu, holding 59.7%, 37.8%, and 2.5%, respectively, of the equity interest in Beijing So-Young. Mr. Hui Shao, Mr. Xing Jin and Mr. Tao Yu are our beneficiary owners; Mr. Jin is our co-founder, director and chief executive officer, and Mr. Yu is our co-founder, former chief information officer, and a consultant of our company.

2)	Shareholders of Beijing Chiyan are Mr. Tao Yu and Mr. Xing Jin, holding 70% and 30%, respectively, of the equity interest in Beijing Chiyan. Mr. Tao Yu and Mr. Xing Jin are our beneficiary owners; Mr. Jin is our co-founder, director and chief executive officer, and Mr. Yu is our co-founder, former chief information officer, and a consultant of our company.
3)	Beijing Qingyang Cosmetic Service Co., Ltd. is previously known as Beijing So-Young Qingyang Medical Instrument Co., Ltd.
4)	Chengdu Yiyang Enterprise Management Co., Ltd. is previous known as Chengdu Wuhou Yililanhu Medical Aesthetic Clinic Co., Ltd.

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

D.           Property, Plants and Equipment

We are headquartered in Beijing, China. As of December 31, 2024, we leased over 9,000 square meters of office space in Beijing as our headquarters with a lease term of approximately five years that will expire in March 2029. We also leased an aggregate of over 5,000 square meters of office space in 18 other cities in China with lease terms typically from one to five years and an aggregate of over 1,000 square meters research and development and office complex in Shenzhen. Other than office space, we leased an aggregate of approximately 10,000 square meters of space for branded aesthetic centers in nine cities with lease terms typically from three to five years. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to adjust our office space to accommodate future needs.

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

Despite the general factors mentioned above, we believe our results of operations are more directly affected by the following specific factors.

●	The size of our user base, the level of user engagement and the audience reach of our content.
●	The quality, integrity and diversity of our content.
●	The effectiveness and the formats of our information services for aesthetic practitioners, including our ability to apply relevant technologies to enhance targeted information distribution and service provider exposure.

●	Our ability to operate and scale our branded aesthetic centers efficiently, including managing service quality, regulatory compliance, and the incremental growth from new store openings.
●	Our ability to increase transaction volume for aesthetic practitioners.
●	Our ability to launch new equipment and products.
●	The efficiency of our sales and marketing activities.
●	The diversity of our monetization channels, including the vertical expansion along the medical aesthetic industry value chain and the horizontal expansion into the massive consumption healthcare service market.

Expansion of our branded aesthetic centers

The expansion of our branded aesthetic centers plays a key role in driving revenue growth. Our growing network of centers enables us to deliver consistent, high-quality services across more locations, enhancing brand visibility and customer engagement. Our revenues from aesthetic treatment services increased by 1206.1% from RMB13.0 million in 2023 to RMB169.3 million (US$23.2 million) in 2024. The increase was primarily due to the business extension of the branded aesthetic centers. While expansion supports our growth, it also presents risks such as rising operational costs, staffing challenges, and service consistency. We continue to refine our site selection strategy, strengthen operational oversight, and invest in training to support sustainable development.

New product launches

Our ability to launch new equipment and products is pivotal to our success. Since July 2021, we have acquired Wuhan Miracle and have expanded into the research, development, production, sales, agency and maintenance of laser and other optoelectronic medical equipment. In addition, we also engage in the sales of medical beauty products, which mainly include cosmetic injectables. Over the past three years, our medical products and maintenance services have grown significantly. Our revenues from the sales of medical products and maintenance services increased by 28.7% from RMB259.1 million in 2022 to RMB333.5 million in 2023, and further increased by 10.3% to 368.0 million in 2024. Leveraging our expansive user and service provider network, we are able to spot emerging trend quickly and bring new and competitive products to the market efficiently. We expect to continue to develop and launch new products as our product development pipeline and sales team become more mature.

Effectiveness of our marketing strategies

Our results of operations also depend on our ability to attract and retain customers while maintaining reasonable marketing expenses. We promote our brand awareness through a variety of online and offline marketing and brand promotion activities, including engaging medical aesthetic influencers, cooperating with application stores and online platforms, cinema advertising, television commercials and offline promotion events. Our sales and marketing expenses have been and will continue to be affected by the number of new product launches and promotional activities for our new and existing products and services. Through our data analysis, we also monitor our return on investment across our various marketing channels and adjust our spending strategy accordingly. Our sales and marketing expenses increased by 10.2% from RMB472.1 million in 2022 to RMB520.5 million in 2023, which was primarily caused by an increase in expenses associated with branding and user acquisition activities. This amount decrease by 5.0% to RMB494.5 million in 2024, mainly in relation to a decrease in expenses associated with branding and user acquisition activities. We plan to continue monitoring and optimizing our expenses through different marketing channels to grow our different lines of business and achieve profitability.

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

The size of our user base, the level of user engagement, and the number of paying service providers

The size of our user base, the level of user engagement, and the number of paying medical service providers on our platform are important to our business. We measure our effectiveness in attracting and engaging users primarily through the number of purchasing users, who made verified transactions with service providers. Total number of purchasing users increased from 396.2 thousand in 2022 to 450.1 thousand in 2023, and decreased to 378.4 thousand in 2024. We measure our effectiveness in increasing the number of paying medical service providers by tracking the number of service providers that pay for information services and/or reservation services, which declined from 7,111 in 2022 to 3,796 in 2023, and further to 2,637 in 2024. These decreases were primarily due to continued softness in consumer demand for discretionary medical aesthetic services amid macroeconomic headwinds, as well as intensified competition for online traffic among digital platforms in China.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Information, reservation services and others	998,808	79.4	1,151,532	76.9	929,455	127,335	63.4
Aesthetic treatment services(1)	—	—	12,959	0.9	169,263	23,189	11.5
Sales of medical products and maintenance services	259,066	20.6	333,538	22.2	367,980	50,413	25.1
Total	1,257,874	100.0	1,498,029	100.0	1,466,698	200,937	100.0

Note:

(1)Starting from the year of 2024, in light of the better monitoring business development of branded aesthetic centers, the previous line item information services and others was separated into two line items, which are aesthetic treatment services and information services and others. And the Company grouped the revenue generated from information services and others and reservation services, which is renamed as information, reservation services and others.

The revenue generated from aesthetic treatment services was previously reported in line item of information services and others. The information, reservation services and others for the years of 2022 and 2023 have also been retrospectively updated. The amount reclassified from previous line item information services and others to aesthetic treatment services are RMB169.3 million for the year of 2024, and RMB13.0 million for the year of 2023.

Information, reservation services and other revenues. We generate revenues from information services primarily by listing the profiles and information of aesthetic practitioners on our platform. We generate revenues from reservation services primarily from aesthetic practitioners on treatment bookings for aesthetic treatments made by users through our platform, as well as subsequent treatments that users purchase from such service providers and are recorded on our platform, as long as the sales leads originated on our platform and the aesthetic practitioner remains active on it. We also generate a small portion of our revenues by placing information of other consumption healthcare service providers, beauty salons and certain beauty product sellers on our platform or in our content distributed through social media networks. See “Item 4. Information on the Company—B. Business Overview—Our Offerings— Information and Reservation Services.”

Aesthetic treatment services revenues. We generate revenues from aesthetic treatment services primarily from provision of non-surgical aesthetic medical treatments, comprising injection aesthetic treatments, energy-based treatments and other aesthetic medical services in our branded aesthetic centers. See “Item 4. Information on the Company—B. Business Overview—Our Offerings—Aesthetic Treatments Services.”

Sales of medical products and maintenance services. We generate revenues from selling equipment through Wuhan Miracle and cosmetic injectables. See “Item 4. Information on the Company—B. Business Overview—Our Offerings—Sales of Medical Products and Maintenance Services”

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues
Cost of information, reservation services and others	253,531	20.2	375,986	25.1	252,841	34,639	17.2
Cost of aesthetic treatment services(1)	—	—	9,596	0.6	131,580	18,026	9.0
Cost of medical products sold and maintenance services	139,761	11.1	158,754	10.6	183,164	25,093	12.5
Total	393,292	31.3	544,336	36.3	567,585	77,758	38.7

Note:

(1)Starting from the year of 2024, the previous line item cost of services and others was separated into two line items, which are cost of aesthetic treatment services and cost of information, reservation services and others. Cost of aesthetic treatment services primarily consists of expenditures relating to aesthetic treatment services in branded aesthetic centers, and the remaining cost of services and others is reclassified into cost of information, reservation services and others. The cost of aesthetic treatment services and cost of information, reservation services and others for the years of 2022 and 2023 have also been retrospectively reclassified.

Cost of information, reservation services and others. Cost of information, reservation services and others primarily consists of payroll costs, share-based compensation expenses, servers and bandwidth costs, depreciation expenses, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business.

Cost of aesthetic treatment services. Cost of aesthetic treatment services consists primarily of payroll costs, rental expenses, depreciation expenses, medical consumables costs and other direct costs related to the aesthetic treatment services.

Cost of medical products sold and maintenance services. Cost of medical products sold and maintenance services primarily consists of cost of inventories, payroll costs and consumables used in maintenance services.

Gross profit and gross margin

The following table sets forth our gross profit and gross margin for the years presented:

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands, except for percentages)
Gross profit	RMB864,582	RMB953,693	RMB899,113	US$123,179
Gross margin	68.7%	63.7%	61.3%	61.3%

Operating expenses

We classify our operating expenses into four categories: sales and marketing expenses, general and administrative expenses, research and development expenses and impairment of goodwill. The following table sets forth the break-down of our total operating expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	472,092	37.5	520,451	34.7	494,493	67,745	33.7
General and administrative expenses	260,208	20.7	290,765	19.4	324,073	44,398	22.1
Research and development expenses	235,087	18.7	203,524	13.6	165,030	22,609	11.3
Impairment of goodwill	—	—	—	—	540,009	73,981	36.8
Total	967,387	76.9	1,014,740	67.7	1,523,605	208,733	103.9

Sales and marketing expenses. Sales and marketing expenses consist primarily of marketing expenses, user acquisition activities expenses, payroll costs, share-based compensation expenses and rental expenses.

The following table sets forth the break-down of our sales and marketing expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses
Marketing and user acquisition activities expenses	(254,893)	20.3	(270,304)	18.0	(188,225)	(25,787)	12.8
Payroll costs	(170,988)	13.6	(186,504)	12.4	(222,226)	(30,445)	15.2
Others	(46,211)	3.6	(63,643)	4.3	(84,042)	(11,513)	5.7
Total	(472,092)	37.5	(520,451)	34.7	(494,493)	(67,745)	33.7

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

Impairment of goodwill. Impairment of goodwill was the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. We generated income from operations in Hong Kong in 2022, 2023 and 2024. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Mainland China

Generally, our subsidiary in mainland China, consolidated variable interest entities and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under tax laws and accounting standards of mainland China.

So-Young Wanwei was entitled as “High and New Technology Enterprise” (“HNTE”) in 2018 and eligible for a preferential EIT rate of 15%, for the three-year period from 2018 to 2020 and extended to additional three-year period from 2021 to 2023, so long as it meets the HNTE criteria, however, as So-Young Wanwei qualified as “Software Company”, hence to enjoy income tax rate of 0% for the two-year period from 2019 to 2020, and enjoys income tax rate of 12.5% for the three-year period from 2021 to 2023. So-Young Wanwei extended to additional three-year period from 2024 to 2026 for HNTE, therefore, eligible for a preferential income tax rate of 15% for the three-year period from 2024 to 2026.

Wuhan Miracle was qualified as “High and New Technology Enterprise” in 2023 and eligible for a preferential EIT rate of 15% for the three-year period from 2023 to 2025.

The preferential effective tax rates may be as low as 5% for small and micro enterprises that meet certain conditions for the years ended December 31, 2022, 2023 and 2024.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Information, reservation services and others	998,808	79.4	1,151,532	76.9	929,455	127,335	63.4
Aesthetic treatment services(1)	—	—	12,959	0.9	169,263	23,189	11.5
Sales of medical products and maintenance services	259,066	20.6	333,538	22.2	367,980	50,413	25.1
Total revenues	1,257,874	100.0	1,498,029	100.0	1,466,698	200,937	100.0
Cost of revenues:
Cost of information, reservation services and others	(253,531)	(20.2)	(375,986)	(25.1)	(252,841)	(34,639)	(17.2)
Cost of aesthetic treatment services(3)	—	—	(9,596)	(0.6)	(131,580)	(18,026)	(9.0)
Cost of medical products sold and maintenance services	(139,761)	(11.1)	(158,754)	(10.6)	(183,164)	(25,093)	(12.5)
Total cost of revenues(2)	(393,292)	(31.3)	(544,336)	(36.3)	(567,585)	(77,758)	(38.7)
Gross profit	864,582	68.7	953,693	63.7	899,113	123,179	61.3
Operating expenses:
Sales and marketing expenses (2)	(472,092)	(37.5)	(520,451)	(34.7)	(494,493)	(67,745)	(33.7)
General and administrative expenses (2)	(260,208)	(20.7)	(290,765)	(19.4)	(324,073)	(44,398)	(22.1)
Research and development expenses (2)	(235,087)	(18.7)	(203,524)	(13.6)	(165,030)	(22,609)	(11.3)
Impairment of goodwill	—	—	—	—	(540,009)	(73,981)	(36.8)
Total operating expenses	(967,387)	(76.9)	(1,014,740)	(67.7)	(1,523,605)	(208,733)	(103.9)
Loss from operations	(102,805)	(8.2)	(61,047)	(4.0)	(624,492)	(85,554)	(42.6)
(Loss)/Income before tax	(87,072)	(6.9)	7,869	0.5	(588,087)	(80,567)	(40.1)
Income tax benefits	20,965	1.7	18,075	1.2	905	124	0.1
Net (loss)/income	(66,107)	(5.2)	25,944	1.7	(587,182)	(80,443)	(40.0)

Notes:

(1)	Starting from the year of 2024, in light of the better monitoring business development of branded aesthetic centers, the previous line item information services and others was separated into two line items, which are aesthetic treatment services and information services and others. And the Company grouped the revenue generated from information services and others and reservation services, which is renamed as information, reservation services and others. The revenue generated from aesthetic treatment services was previously reported in line item of information services and others. The information, reservation services and others for the years of 2022 and 2023 have also been retrospectively updated. The amount reclassified from previous line item information services and others to aesthetic treatment services are RMB169.3 million for the year of 2024, and RMB13.0 million for the year of 2023.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	(8,282)	(1,800)	(289)	(40)
Sales and marketing expenses	(6,781)	(5,680)	(659)	(90)
General and administrative expenses	(19,021)	(23,590)	(29,527)	(4,045)
Research and development expenses	(9,252)	(5,251)	(2,180)	(299)

(3)

Starting from the year of 2024, the previous line item cost of services and others was separated into two line items, which are cost of aesthetic treatment services and cost of information, reservation services and others. Cost of aesthetic treatment services primarily consists of expenditures relating to aesthetic treatment services in branded aesthetic centers, and the remaining cost of services and others is reclassified into cost of information, reservation services and others. The cost of aesthetic treatment services and cost of information, reservation services and others for the years of 2022 and 2023 have also been retrospectively reclassified.

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues decreased by 2.1% from RMB1,498.0 million in 2023 to RMB1,466.7 million (US$200.9 million) in 2024, primarily resulted from a decrease in average revenue per paying medical service provider.

Our revenues from information, reservation services and others decreased by 19.3% from RMB1,151.5 million in 2023 to RMB929.5 million (US$127.3 million) in 2024. This decrease was primarily due to a decrease in average revenue per paying medical service provider.

Our revenues from aesthetic treatment services increased by 1206.1% from RMB13.0 million in 2023 to RMB169.3 million (US$23.2 million) in 2024. The increase was primarily due to the business extension of the branded aesthetic centers.

Our revenues from sales of medical products and maintenance services increased by 10.3% from RMB333.5 million in 2023 to RMB368.0 million (US$50.4 million) in 2024. The increase was primarily due to an increase in sales of cosmetic products.

Cost of revenues

Our cost of revenues increased by 4.3% from RMB544.3 million in 2023 to RMB567.6 million (US$77.8 million) in 2024. The increase was primarily due to the business extension of the branded aesthetic centers. In addition, cost of revenues included share-based compensation expenses of RMB0.3 million (US$0.0 million) in 2024 compared to RMB1.8 million in 2023.

Our cost of information, reservation services and others decreased by 32.8% from RMB376.0 million in 2023 to RMB252.8 million (US$34.6 million) in 2024. The decrease was primarily due to a decrease in costs associated with So-Young Prime.

Our cost of aesthetic treatment services increased by 1271.2% from RMB9.6 million in 2023 to RMB131.6 million (US$18.0 million) in 2024. The increase was primarily due to the business extension of the branded aesthetic centers.

Our cost of medical products sold and maintenance services increased by 15.4% from RMB158.8 million in 2023 to RMB183.2 million (US$25.1 million) in 2024. The increase was primarily due to an increase in costs associated with the sales of cosmetic products.

Gross profit

As a result of the foregoing, our gross profit decreased by 5.7% from RMB953.7 million in 2023 to RMB899.1 million (US$123.2 million) in 2024. Our gross margin decreased from 63.7% in 2023 to 61.3% in 2024.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses decreased by 5.0% from RMB520.5 million in 2023 to RMB494.5 million (US$67.7 million) in 2024. The decrease was primarily due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses for 2024 included share-based compensation expenses of RMB0.7 million (US$0.1 million) in 2024, compared to RMB5.7 million in 2023.

General and administrative expenses. Our general and administrative expenses increased by 11.5% from RMB290.8 million in 2023 to RMB324.1 million (US$44.4 million) in 2024. The increase was primarily due to the increase in allowance for credit losses of RMB24.1 million (US$3.3 million). General and administrative expenses for 2024 included share-based compensation expenses of RMB29.5 million (US$4.0 million) in 2024, compared to RMB23.6 million in 2023.

Research and development expenses. Our research and development expenses decreased by 18.9% from RMB203.5 million in 2023 to RMB165.0 million (US$22.6 million) in 2024, primarily attributable to improvements in staff efficiency. Research and development expenses for 2024 included share-based compensation expenses of RMB2.2 million (US$0.3 million) in 2024, compared to RMB5.3 million in 2023.

Impairment of goodwill. Impairment of goodwill represents the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary, based on an annual goodwill assessment. For a detailed discussion of the impairment of goodwill, please see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” and “Note 2 Summary of Significant Accounting Policies, Note 7 Goodwill” in financial statement.

Loss from operations

As a result of the foregoing, we had loss from operations of RMB624.5 million (US$85.6 million) in 2024 compared to a loss of RMB61.0 million in 2023.

Others, net

Others, net were RMB1.1 million (US$0.2 million) in 2024, compared with RMB21.9 million which mainly consisted of government grants in 2023.

Income tax benefits

We recorded income tax benefits of RMB0.9 million (US$0.1 million) in 2024, which was primarily due to the impact of the decrease of deferred income tax benefits recognized from net operating tax loss, compared to income tax benefits of RMB18.1 million in 2023.

Net (loss)/income

As a result of the foregoing, we incurred net loss of RMB587.2 million (US$80.4 million) in 2024, compared to net income of RMB25.9 million in 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues increased by 19.1% from RMB1,257.9 million in 2022 to RMB1,498.0 million in 2023, primarily resulted from an increase in revenues generated by So-Young Prime and sales of cosmetic injectables mainly due to the increase of order volumes.

Our revenues from information, reservation services and others increased by 15.3% from RMB998.8 million in 2022 to RMB1,151.5 million in 2023. This increase was primarily due to an increase in revenues generated by So-Young Prime.

Our revenues from aesthetic treatment services increased by 100.0% from nil in 2022 to RMB13.0 million in 2023. The increase was primarily due to the launch of our branded aesthetic centers.

Our revenues from sales of medical products and maintenance services increased by 28.7% from RMB259.1 million in 2022 to RMB333.5 million in 2023. The increase was primarily due to an increase in the sales of cosmetic injectables.

Cost of revenues

Our cost of revenues increased by 38.4% from RMB393.3 million in 2022 to RMB544.3 million in 2023. The increase was primarily due to an increase in costs associated with So-Young Prime and sales of cosmetic injectables. In addition, cost of revenues included share-based compensation expenses of RMB1.8 million in 2023 compared to RMB8.3 million in 2022.

Our cost of information, reservation services and others increased by 48.3% from RMB253.5 million in 2022 to RMB376.0 million in 2023. The increase was primarily due to an increase in costs associated with So-Young Prime.

Our cost of aesthetic treatment services increased by 100.0% from nil in 2022 to RMB9.6 million in 2023. The increase was primarily due to the launch of our branded aesthetic centers.

Our cost of medical products sold and maintenance services increased by 13.6% from RMB139.8 million in 2022 to RMB158.8 million in 2023. The increase was primarily due to an increase in costs associated with the sales of cosmetic injectables.

Gross profit

As a result of the foregoing, our gross profit increased by 10.3% from RMB864.6 million in 2022 to RMB953.7 million in 2023. Our gross margin decreased from 68.7% in 2022 to 63.7% in 2023.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 10.2% from RMB472.1 million in 2022 to RMB520.5 million in 2023. The increase was primarily due to an increase in expenses associated with branding and user acquisition activities. Sales and marketing expenses for 2023 included share-based compensation expenses of RMB5.7 million, compared to RMB6.8 million in 2022.

General and administrative expenses. Our general and administrative expenses increased by 11.7% from RMB260.2 million in 2022 to RMB290.8 million in 2023. The increase was primarily due to an increase in payroll costs associated with the expansion of administrative employees to support our business upgrade and new strategic businesses. General and administrative expenses for 2023 included share-based compensation expenses of RMB23.6 million, compared to RMB19.0 million in 2022.

Research and development expenses. Our research and development expenses decreased by 13.4% from RMB235.1 million in 2022 to RMB203.5 million in 2023, primarily attributable to improvements in staff efficiency. Research and development expenses for 2023 included share-based compensation expenses of RMB5.3 million, compared to RMB9.3 million in 2022.

Impairment of goodwill. We did not recognize any impairment of goodwill in 2023. Impairment of goodwill represents the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary, based on an annual goodwill impairment assessment. For a detailed discussion of the impairment of goodwill, please see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” and “Note 2 Summary of Significant Accounting Policies, Note 7 Goodwill” in financial statement.

Loss from operations

As a result of the foregoing, we had loss from operations of RMB61.0 million in 2023 compared to a loss of RMB102.8 million in 2022.

Others, net

Others, net were RMB21.9 million, which mainly consisted of government grants in 2023, compared with RMB8.2 million in 2022.

Income tax benefits

We recorded income tax benefits of RMB18.1 million in 2023, which was primarily due to the impact of additional deduction for research and development expenditures, compared to income tax benefits of RMB21.0 million in 2022.

Net income/(loss)

As a result of the foregoing, we incurred net income of RMB25.9 million in 2023, compared to net loss of RMB66.1 million in 2022.

B.          Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in)/provided by operating activities	(112,873)	22,501	(25,633)	(3,510)
Net cash (used in)/provided by investing activities	(572,212)	(202,611)	257,039	35,215
Net cash used in financing activities	(13,586)	(100,015)	(21,512)	(2,946)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	55,862	11,865	3,335	453
Net (decrease)/increase in cash, cash equivalents and restricted cash	(642,809)	(268,260)	213,229	29,212
Cash, cash equivalents and restricted cash at the beginning of the year	1,343,809	701,000	432,740	59,285
Cash, cash equivalents and restricted cash at the end of the year	701,000	432,740	645,969	88,497

To date, we have financed our operating and investing activities primarily through net cash generated from operating activities and historical equity financing activities. As of December 31, 2022, 2023 and 2024, our cash, cash equivalents and restricted cash were RMB0.7 billion, RMB0.4 billion and RMB0.6 billion (US$88.5 million) respectively. Our cash, cash equivalents and restricted cash primarily consist of cash on hand and demand deposits.

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

As of December 31, 2024, 76.3% and 23.7% of our cash, cash equivalents and restricted cash were held in China and overseas, respectively, of which 42.4% were denominated in U.S. dollars and 57.5% were denominated in Renminbi. As of December 31, 2024, 17.2% and 82.8% of our term deposits and short-term investments were held in China and overseas, respectively, of which 6.9% were denominated in Renminbi. As of December 31, 2024, 24.5% of our cash, cash equivalents and restricted cash were held by the VIEs and its subsidiaries. Although we consolidate the results of the variable interest entity and its subsidiaries, we only have access to the assets or earnings of the variable interest entity and its subsidiaries through our contractual arrangements with the variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds received from our initial public offering, we may make additional capital contributions to our subsidiary in mainland China, establish new subsidiaries in mainland China and make capital contributions to these new subsidiaries in mainland China, make loans to our subsidiary in mainland China, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to regulations of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulations of mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or to make additional capital contributions to our subsidiaries in mainland China and variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Operating activities

Net cash used in operating activities in 2024 was RMB25.6 million (US$3.5 million). The difference between net cash used in operating activities and net loss of RMB587.2 million (US$80.4 million) in the same period was substantially due to (i) the increase of RMB540.0 million (US$74.0 million) in impairment of goodwill, (ii) the increase of RMB32.7 million (US$4.5 million) in share-based compensation expenses, (iii) the increase of RMB45.9 million (US$6.3 million) in depreciation of property and equipment and amortization of intangible assets, (iv) the decrease of RMB40.9 million (US$5.6 million) in prepayment and other current assets, (v) the decrease of RMB60.4 million (US$8.3 million) in trade receivables, and (vi) the increase of RMB39.7 million (US$5.4 million) in expected credit loss.

Net cash provided by operating activities in 2023 was RMB22.5 million. The difference between net cash provided by operating activities and net income of RMB25.9 million in the same period was substantially due to (i) the increase of RMB36.3 million in share-based compensation expenses, (ii) the increase of RMB46.1 million in depreciation of property and equipment and amortization of intangible assets, and (iii) the decrease of RMB50.5 million in prepayment and other current assets, and (iv) the decrease of RMB29.0 million in trade receivables.

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

Investing activities

Net cash provided by investing activities in 2024 was RMB257.0 million (US$35.2 million), primarily due to cash paid for purchase of short-term investments and term deposits of RMB1,167.0 million (US$159.9 million), cash paid for purchase of property and equipment and intangible assets of RMB62.5 million (US$8.6 million), offset by proceeds from maturities of short-term investments and term deposits of RMB1,527.1 million (US$209.2 million).

Net cash used in investing activities in 2023 was RMB202.6 million, primarily due to cash paid for purchase of short-term investments and term deposits of RMB2,235.4 million, cash paid for purchase of property and equipment and intangible assets of RMB51.2 million, offset by proceeds from maturities of short-term investments and term deposits of RMB2,103.1 million.

Net cash used in investing activities in 2022 was RMB572.2 million, primarily due to the purchase of short-term investments and term deposits of RMB1,205.8 million, cash paid for acquisition of subsidiaries of RMB97.5 million, offset by proceeds from maturities of short-term investments and term deposits of RMB764.8 million.

Financing activities

Net cash used in financing activities in 2024 was RMB21.5 million (US$2.9 million), primarily due to cash paid for repurchase of ordinary shares of RMB18.2 million (US$2.5 million), cash paid for dividend distribution of RMB43.6 million (US$6.0 million), and cash paid for repayment of short-term borrowings of RMB70.0 million (US$9.6 million), offset by proceeds from short-term borrowing of RMB110.0 million (US$15.1 million).

Net cash used in financing activities in 2023 was RMB100.0 million, primarily due to cash paid for repurchase of ordinary shares of RMB125.6 million, offset by proceeds from short-term borrowing of RMB29.8 million.

Net cash used in financing activities in 2022 was RMB13.6 million, primarily due to repurchase of ordinary shares of RMB15.1 million.

Material cash requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.

Our capital expenditures are primarily incurred for purchases of medical equipment, electronic equipment, furniture and office equipment, and micro-finance license. Our capital expenditures were RMB15.7 million in 2022, RMB51.2 million in 2023 and RMB62.5 million (US$8.6 million) in 2024. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises and branded aesthetics centers. We lease our office premises and branded aesthetics centers under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our headquarters’ lease agreements ending in March 2029 and leases for our branded aesthetics centers. The lease payments and related property management fees for these agreements are expected to be RMB64.1 million in 2025, RMB64.7 million in 2026, RMB59.1 million in 2027, RMB53.0 million in 2028 and RMB11.1 million in 2029.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Technology and Infrastructure” and “—Intellectual Property.”

D.          Trend Information

We are not aware of any material trends in sales and inventory, the state of costs and selling prices for the period since January 1, 2025. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Assumptions Used-Goodwill. The significant assumptions used in the determination of fair value of our reporting unit include the following:

Projected revenue and projected operating result. These projections are derived using our internal business plan forecasts that are updated at least annually and reviewed by our Board of Directors. The internal business plan forecasts were developed considering the market data, selling plan and industry research.

Discount rate. When measuring the fair value of our reporting unit, the future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise.

Sensitivity Analysis. In 2022 and 2023, we determined that the estimated fair value of the Wuhan Miracle reporting unit exceeded its carrying value after the assessment, therefore, no impairment was recorded. As a measure of sensitivity, for an increase or decrease of 100 basis points to discount rate or increase or decrease of 10% to the other assumptions, no material effects are identified or any other outcomes that are reasonably likely to occur. In 2024, we fully impaired the goodwill of RMB540.0 million related to our Wuhan Miracle reporting unit after the assessment. The goodwill impairment in Wuhan Miracle reporting unit was affectedby (i) Wuhan Miracle withdrew its IPO plan on December 23, 2024, and (ii) Wuhan Miracle did not achieve the anticipated growth and financial performance due to the highly competitive market.

Useful lives of Intangible Assets

Our intangible assets are amortized using the straight-line method over the estimated useful lives of the assets. Key elements considered in the determination of the useful lives of the intangible assets are the changes to ongoing business operations, changes in the planned use and utilization of assets, or technological advancements. Amortization expenses of RMB25.4 million, RMB25.3 million and RMB23.2 million (US$3.2 million) were recorded in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2022, 2023 and 2024, respectively. As a measure of sensitivity, for 10% decrease to the useful lives of all intangible assets for the year ended December 31, 2024, we would have recorded an additional amortization expense of approximately RMB2.4 million.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xing Jin	45	Co-Founder, Chairman, Chief Executive Officer
Hui Zhao	43	Director, Chief Financial Officer
Gefei Li	30	Chief Operating Officer
Bei Wang	39	Chief Marketing Officer
Xiaodong Ying	45	Director, Chief Technology Officer
Haipeng Zhang	53	Independent Director
Chao He	66	Independent Director
Nan Shen	40	Independent Director
Nan Huang	43	Chief HR Officer

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

Ms. Gefei Li has served as our chief operating officer since January 2025. From January 2024 to December 2024, Ms. Li served as our senior vice president. Prior to joining us, she held various positions at McKinsey & Company (Shanghai) Consulting Co., Ltd. from July 2017 to January 2024, with her last role being global associate partner. Her primary focus was on the healthcare and pharmaceutical industry sectors. Ms. Li received a bachelor’s degree in economics and statistics from Cornell University in 2017.

Ms. Bei Wang joined us in March 2013 as a founding member and has served as our chief marketing officer since January 2025. She is responsible for content, branding, and marketing. Throughout her tenure, she has held various positions including director of new media, vice president of content center, and senior vice president of brand marketing center. Before joining us, she worked at Beijing Benyi Century Technology Development Co., Ltd. from March 2012 to February 2013 and Beijing Foreign Enterprise Human Resources Service Co., Ltd. from July 2010 to February 2012. Ms. Wang received a bachelor’s degree in journalism in 2009 from Renmin University of China.

Mr. Xiaodong Ying has served as our director since October 2023, chief growth officer from September 2022 to December 2024 and chief technology officer since January 2025. Mr. Ying joined us in May 2021 as vice president of supply chain. Prior to joining us, Mr. Ying served as director of commercial product team, director of technology commercial team, and general manager of medical aesthetics department at Baidu from 2010 to 2021. From 2002 to 2010, he was responsible for sales related work in media companies, such as China Software Development Network, eNet and 21 Economic News. Mr. Ying received a bachelor’s degree from Zhejiang University.

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

B.         Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB9.2 million (US$1.3 million) in cash to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

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

Share Incentive Plans

Second Amended and Restated 2018 Share Plan

Our board of directors approved a Second Amended and Restated 2018 Share Plan, or the 2018 Plan, in March 2019 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The 2018 Plan supersedes all of our previously adopted share incentive plans. Under the 2018 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the 2018 Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is 7,765,951 Class A ordinary shares as of the date of this annual report. As of February 28, 2025, awards to purchase 227,058 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Plan was 258,769 as of February 28, 2025.

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

2021 Share Incentive Plan

Our board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards was initially 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of this Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by our board of directors. As of February 28, 2025, awards to purchase 564,085 Class A ordinary shares have been granted and outstanding under the 2021 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. The 2021 Plan expired in April 2023.

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

2023 Share Incentive Plan

Our board of directors approved the 2023 Share Incentive Plan, or the 2023 Plan, in February 2023 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2023 Plan, the maximum aggregate number of shares available for granting of awards shall be 3,000,000 Class A ordinary shares (including those represented by ADSs). As of February 28, 2025, awards to purchase 907,284 Class A ordinary shares under the 2023 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2023 Plan was 1,521,253 as of February 28, 2025.

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

The following table summarizes, as of February 28, 2025, the outstanding options that have been granted under the 2018 Plan, the 2021 Plan and the 2023 Plan to several of our directors and executive officers, excluding awards that were exercised, forfeited or cancelled after the relevant grant dates.

	Ordinary Shares	Exercise Price
Name	Underlying Options	(US$/Share)	Date of Grant	Date of Expiration
Hui Zhao	*	$0.01	June 30, 2023	June 29, 2033
Gefei Li	*	$0.01	August 15, 2024	August 14, 2034
			February 1,2025	January 31,2035
Bei Wang	*	$0.01	May 27, 2021	May 26, 2031
			November 1, 2022	October 31, 2032
Xiaodong Ying	*	$0.01	August 16, 2021	August 15, 2031
			November 1, 2022	October 31, 2032
			March 1, 2023	February 28, 2033
			June 1, 2023	May 31, 2033
			September 1,2023	August 31,2033
			December 1,2023	November 30,2033
			September 1, 2024	August 31, 2034
			November 18, 2024	November 17, 2034
Nan Huang	*	$0.01	November 1, 2022	October 31, 2032
			August 19, 2024	August 18, 2034
			September 1, 2024	August 31, 2034
			February 1, 2025	January 31, 2035
Total	653,657

Note:

*    Less than one percent of our total outstanding shares.

As of February 28, 2025, other employees as a group held outstanding options to purchase 1,044,770 Class A ordinary shares of our company, at a weighted average exercise price of US$0.01 per share.

So-Young Medical Share Incentive Plan

So-Young Medical HongKong Limited (“So-Young Medical”), a wholly-owned subsidiary of us adopted its own share incentive plans in January 2024, which permits the granting of stock options, restricted share units and other types of awards of So-Young Medical to its employees, directors and consultants. As of February 28, 2025, share option to purchase 56,000,005 shares of So-Young Medical has been granted and outstanding.

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

D.         Employees

We had a total of 1,800, 1,357 and 1,573 employees as of December 31, 2024, 2023 and 2022, respectively. The following table gives a breakdown of our employees as of December 31, 2024, by function:

Function	Number of Employees
Platform operation and customer services	456
Equipment manufacture	64
Sales and marketing	748
General and administrative	276
Research and development	256
Total	1,800

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of each class of our voting securities.

The calculations in the table below are based on 77,456,092 ordinary shares outstanding as of February 28, 2025, including 65,456,092 Class A ordinary shares (excluding the 12,544,594 Class A ordinary repurchased pursuant to our share repurchase program) and 12,000,000 Class B ordinary shares outstanding.

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

	Ordinary Shares Beneficially Owned
				% of
	Class A	Class B	% of total	aggregate
	ordinary	ordinary	ordinary	voting
	shares	shares	shares	power†
Directors and Executive Officers**:
Xing Jin(1)	3,767,692	12,000,000	20.4%	85.5%
Hui Zhao	*	—	*	*
Haipeng Zhang	—	—	—	—
Nan Shen	—	—	—	—
Chao He	—	—	—	—
Gefei Li	*	—	*	*
Bei Wang	*	—	*	*
Xiaodong Ying	*	—	*	*
Nan Huang	*	—	*	*
All Directors and Executive Officers as a Group	4,594,727	12,000,000	21.3%	85.6%

Principal Shareholders:
Beauty & Health Holdings Limited(1)	—	12,000,000	15.5%	84.6%
Matrix Partners China III Hong Kong Limited(2)	11,033,826	—	14.2%	2.6%
Orchid Asia entities(3)	10,646,534	—	13.7%	2.5%
Trustbridge Partners V, L.P.(4)	8,237,774	—	10.6%	1.9%

Notes:

*    Less than 1% of our total outstanding ordinary shares

**

Each of Xing Jin, Hui Zhao, Chao He, Gefei Li, Bei Wang, Xiaodong Ying and Nan Huang’s business address is 2/F, East Tower, Poly Plaza, No. 66 Xiangbin Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Haipeng Zhang is House 18, Le Cap, No.83 Lai Ping Road, Shatin, N.T., Hong Kong. The business address of Nan Shen is 5F, Gientech Building, 17 East Zone, No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China.

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

(1)	Represents 3,767,692 Class A ordinary shares directly held by Mr. Xing Jin and 12,000,000 Class B ordinary shares held by Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands. Beauty & Health Holdings Limited is controlled by Xing Jin. The registered address of Beauty & Health Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(2)	Represents 14,343,965 ADSs and 7 Class A ordinary shares held by Matrix Partners China III Hong Kong Limited, a company incorporated in Hong Kong, as reported on the Schedule 13G/A filed by Matrix Partners China III Hong Kong Limited and affiliated parties on February 9, 2024. The registered office address of Matrix Partners China III Hong Kong Limited is Flat 2807, 28/F, AIA Central, No.1 Connaught Road, Central, Hong Kong, China. Matrix Partners China III Hong Kong Limited is held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P.. Matrix China Management III, L.P. and Matrix China III GP GP, Ltd. are the direct and indirect general partners, respectively, of Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P., and as such, may exercise voting and dispositive power over the shares held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P.. David Su, a director of Matrix China III GP GP, Ltd., may be deemed to share the voting and dispositive power over these shares. The registered office address of Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(3)	Represents approximately 10,646,534 Class A ordinary shares that are equivalent to 13,840,494 ADSs held by Orchid Asia Entities, defined as the reporting persons of the Schedule 13D/A filed by Absolute Fortune Limited and affiliated parties on August 31, 2020. Pursuant to the Schedule 13D/A, Class A ordinary shares and/or ADSs that are equivalent to 2,616,027 ADSs were held by Absolute Fortune Limited, Class A ordinary shares and/or ADSs that are equivalent to 4,029,756 ADSs were held by Golden Horizon Limited, Class A ordinary shares and/or ADSs that are equivalent to 10,457,540 ADSs were held by Orchid Asia VII, L.P., and Class A ordinary shares and/or ADS that are equivalent to 766,927 ADSs were held by Orchid Asia VII Co-Investment, Limited. Each of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is a Cayman Islands limited company. Pursuant to the Schedule 13D/A, each of AREO Holdings Limited and Ms. Lam Lai Ming may be deemed to beneficially own an aggregate of Class A ordinary shares/ADS that are equivalent to 13,840,494 ADS held by Orchid Asia entities. The address of principal business office of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is c/o Vistra (Cayman) Limited P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Orchid Asia VII, L.P. is exempted limited partnership formed under the laws of the Cayman Islands. The address of principal business office of Orchid Asia VII, L.P. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(4)	Represents 8,237,774 Class A ordinary shares held by Trustbridge Partners V, L.P., a Cayman Islands limited partnership, including 3,067,873 ADSs, based on the Schedule 13G filed by TB Alternative Assets Ltd on February 10, 2025. TB Alternative Assets Ltd acts as the investment adviser of the investment manager of Trustbridge Partners V, L.P.. The business address of TB Alternative Assets Ltd is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104.

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

To our knowledge, as of February 28, 2025, 50,039,712 of our Class A ordinary shares in the form of ADSs were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Transactions with Beijing Mevos

In November 2018, we invested in Beijing Mevos Management Consulting Company Limited, or Beijing Mevos, by purchasing 11.11% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB5.2 million. We incurred an expense of RMB1.6 million, RMB0.7 million and RMB0.3 million (US$0.0 million) to Beijing Mevos in 2022, 2023 and 2024. As of December 31, 2023 and 2024, we had RMB0.1 million and RMB0.1 million (US $0.0 million) due to Beijing Mevos.

Transactions with Yicai

In April 2019, we completed the investment in Beijing Yicai Health Management Consulting Co., Ltd., or Yicai, by purchasing 35% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB17.5 million. In September 2021, we additionally acquired Yicai’s newly issued ordinary shares by paying the cash consideration of RMB0.4 million. After the subsequent investment in 2021, we held 35% of its issued and outstanding shares. We offered loan to Beijing Yicai in the amount of RMB2.0 million in 2021. As of December 31, 2023 and 2024, Yicai had RMB0.4 million due to us, which we fully impaired in 2021.

Transactions with Chengdu Zhisu

In October 2018, we invested in Chengdu Zhisu Medical Management Company Limited, or Chengdu Zhisu, by purchasing 16% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB4.0 million. In September 2019, we additionally acquired Chengdu Zhisu’s newly issued ordinary shares by paying the cash consideration of RMB4.3 million. After the subsequent investment in 2019, we held approximately 16% of its issued and outstanding shares. We provided information and reservation services to Chengdu Zhisu in the amount of RMB1.2 million, RMB1.2 million and nil in 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, Chengdu Zhisu had RMB0.5 million and RMB0.5 million due to us, respectively, of which RMB0.5 million was impaired in 2021.

Transactions with Xingying

In October 2016, we completed the investment in Shanghai Xingying Medical Technology Co., Ltd., or Xingying, and obtained its 10% equity interest with certain substantial preferential rights. Total consideration for the investment in Xingying was RMB4.0 million with a combination of RMB1.0 million in cash and RMB3.0 million in the form of information services. We provided information and reservation services to Xingying in the amount of RMB0.8 million, RMB1.2 million and RMB0.7 million (US$0.1 million) in 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, we had RMB0.1 million and nil due to Xingying.

Transactions with Beijing Sharing New Medical

In October 2019, we invested in Beijing Sharing New Medical Technology Co., Ltd., or Sharing New Medical, by purchasing 49% of its equity interest. The total cash consideration for the investment was RMB13.5 million. In February 2021, the registered capital of Sharing New Medical increased and we additionally invested RMB7.6 million to Sharing New Medical in proportion to its shareholdings. In February 2023, upon the receipt of the loan repayment by Sharing New Medical in the amount of RMB18.6 million, we invested an additional RMB19.6 million in Sharing New Medical in proportion to its shareholdings. In addition, in December 2023, we invested an additional RMB14.1 million in Sharing New Medical in proportion to its shareholdings by converting our loan receivable from Sharing New Medical. Upon the completion of these transactions, we still held approximately 49% of its equity interest. We offered loans to Sharing New Medical in the amount of RMB18.1 million, RMB8.3 million and RMB5.0 million (US$0.7 million) and Sharing New Medical repaid nil, RMB18.6 million and RMB13.2 million (US$1.8 million) in 2022, 2023 and 2024, respectively, related loan interest for the years of 2022, 2023 and 2024 was RMB1.1 million, RMB0.9 million and RMB0.4 million (US$0.1 million). As of December 31, 2023 and 2024, Sharing New Medical had RMB8.5 million and RMB13.8 million (US$1.9 million) due to us, of which RMB13.8 million was impaired in 2024.

Transactions with Beijing Souyang

In September 2021, we invested in Beijing Souyang Management Consulting Co., Ltd, or Beijing Souyang, by purchasing 77% of its equity interest. The total cash consideration for the investment was RMB5.0 million. In Februray 2023, we disposed 11% of its equity interest with the cash consideration of RMB0.7 million. In May 2023, we made a capital reduction of 46% of its equity interest with the cash consideration of RMB3.8 million. As of December 31, 2024, we held 20% of its equity interest. We incurred an expense of RMB0.6 million, RMB0.3 million and nil to Beijing Souyang in 2022, 2023 and 2024 for consulting services, respectively. As of December 31, 2023 and 2024, Beijing Souyang had RMB0.6 million and RMB0.6 million (US$0.1 million) due to us, and we had RMB0.2 million and nil due to Beijing Souyang.

Transactions with Future Light

We acquired Wuhan Miracle in July 2021 and Wuhan Future Light Property Service Co., Ltd., or Future Light is controlled by direct relatives of Wuhan Miracle’s chairperson. Future Light provided property management service to Wuhan Miracle in the amount of RMB1.3 million, RMB1.7 million and RMB1.1 million (US$0.2 million) in 2022, 2023 and 2024.

Transactions with Yinchuxing

We acquired Wuhan Miracle in July 2021, and Wuhan Yinchuxing Technology Development Co., Ltd, or Yinchuxing, is controlled by direct relatives of Wuhan Miracle’s chairperson. Yinchuxing provided rental service to Wuhan Miracle in the amount of RMB0.4 million, RMB0.4 million and RMB 0.4 million (US$0.1 million) in 2022, 2023 and 2024, respectively.

Transactions with Chutian

We acquired Wuhan Miracle in July 2021, and Chutian Laser Group, or Chutian, is controlled by direct relatives of Wuhan Miracle’s chairperson. Chutian provided rental service to Wuhan Miracle in the amount of RMB0.1 million, RMB0.1 million and RMB0.1 million (US$0.0 million) in 2022, 2023 and 2024, respectively.

Transactions with First BCC

We invested in First BCC Plastic Surgery Hospital, or First BCC, in October 2017 by purchasing 1% of its equity interest, with a total cash consideration of RMB1.7 million. We provided information and reservation services to First BCC in the amount of nil, nil and RMB2.0 million (US$0.3 million) in 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, We had nil and RMB0.4 million (US$0.1 million) due to First BCC, respectively.

Transactions with Zhejiang Xinyang

We invested in Zhejiang Xinyang Medical Instrument Co., Ltd., or Zhejiang Xinyang, in April 2024 by purchasing 60% of its equity interest, with a total cash consideration of US$3.8 million. We offered loan to Zhejiang Xinyang in the amount of nil, nil and RMB0.5 million (US$0.1 million) in 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, Zhejiang Xinyang had nil and RMB0.5 million (US$0.1 million) due to us.

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

On March 20, 2024, our board of directors declared a special cash dividend of US$0.078 per ordinary share, or US$0.06 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 12, 2024. The payment date is expected to be on or around April 29, 2024. The total amount of cash distributed for the dividend is US$6.1 million.

On March 28, 2025, our board of directors declared a special cash dividend of US$0.03445 per ordinary share, or US$0.0265 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2025, U.S. Eastern Time. The payment date is expected to be on or around April 25, 2025. The total amount of cash to be distributed for the dividend is expected to be approximately US$2.7 million, which will be funded by surplus cash on the Company’s balance sheet.

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

ITEM 9.  THE OFFER AND LISTING

A.          Offering and Listing Details

See “—C. Markets.”

B.          Plan of Distribution

Not applicable.

C.          Markets

The ADSs, 13 of which represent 10 of our Class A ordinary shares, have been listed on Nasdaq since May 2, 2019. We filed a transfer application to transfer from The Nasdaq Global Market to The Nasdaq Capital Market on February 11, 2025. Nasdaq approved the transfer on February 25, 2025 and the transfer took effect on February 27, 2025. The ADSs trade under the symbol “SY.”

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

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.
●	However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare tax on certain net investment income, and alternative minimum tax considerations, the consequences of special tax accounting rules under Section 451(b) of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	individual retirement accounts or other tax-deferred accounts;
●	persons liable for minimum tax;
●	persons who acquire their ADSs pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our ADSs (by vote or value); or
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs through such entities,
●	all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons within the meaning of Section 7701(a)(30) of the Code who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected under the applicable United States Treasury Regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs and their partners are urged to consult their tax advisors regarding an investment in our ADSs.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs should generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs representing our shares and our company if, as a result of such actions, the holders of ADSs representing our ordinary shares are not properly treated as beneficial owners of the underlying shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our income and assets (including the significant amount of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. There can be no assurance that we will not be treated as a PFIC for any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Each U.S. holder is strongly urged to consult its tax advisor regarding our PFIC status and any available elections to mitigate such tax consequences.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding taxable years during which such U.S. Holder holds our ADSs, regardless of whether we continue to meet the PFIC tests described above in such years, unless certain elections are made.

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our ADSs (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the depositary. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Any distribution we pay will generally be treated as “foreign source dividend income” for U.S. federal income tax purposes, and as a result, dividends received on our ADSs will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise in mainland China under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are not a PFIC (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Capital Market, which is an established securities market in the United States, and the ADSs are expected to be readily tradable. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs .

For U.S. foreign tax credit purposes, dividends paid on our ADSs generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a resident enterprise in mainland China under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs in their particular circumstances.

Sale or Other Disposition

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

However, and as described in “Item 10. Additional Information—E. Taxation—Taxation in Mainland China,” if we are deemed to be a resident enterprise in mainland China under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as non-U.S. source income from mainland China under the Treaty. Pursuant to United States Treasury regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares, unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury regulations

If the consideration received by a U.S. Holder upon a sale or other taxable disposition of ADSs is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs), and (ii) any gain realized on the sale or other disposition of ADSs. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable to such U.S. Holder, for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs and any of our subsidiaries, the VIEs or the subsidiaries of the VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange, including a national securities exchange that is registered with the SEC, or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, are traded on the Nasdaq Stock Market which is a qualified exchange. We anticipate that our ADSs should qualify as marketable stock as long as our ADSs remain regularly traded on a national securities exchange, such as the Nasdaq Stock Market. Such ADSs generally will be regularly traded for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances may be given in this regard.

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

If we are treated as a PFIC, during the period in which a U.S. Holder holds our ADSs and we subsequently cease to be treated as a PFIC, the U.S. Holder might seek to make a purging election to rid its ADSs of the PFIC taint. Under the purging election, the U.S. Holder will be deemed to have sold its ADSs at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new adjusted tax basis and holding period in the ADSs solely for purposes of the PFIC rules.

If we are treated as a PFIC and, at any time, have a non-U.S. subsidiary that is treated as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or sell or otherwise dispose of all or part of our interest in, such lower-tier PFIC, or the U.S. Holder otherwise was deemed to have sold or otherwise disposed of an interest in such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the lower-tier PFIC rules in their particular circumstances.

If a U.S. Holder owns (or is deemed to own) our ADSs during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 (whether or not a mark-to-market election is made) or such other form as is required by the United States Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS and could result in penalties. Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs if we are or become a PFIC.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the IRS and U.S. backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs. Backup withholding will not apply, however, to (i) U.S. Holders that are corporations or other exempt recipients and properly establish their exempt status or (ii) U.S. Holders that provide a correct taxpayer identification number and other required information on IRS Forms W-9 establishing that such U.S. Holders are not subject to backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund of any excess amounts withheld provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their tax advisors regarding the information reporting requirements and the application of backup withholding rules in their particular circumstances.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OUR ADSs, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

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

As of December 31, 2024, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB376.4 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in a decrease of US$5.2 million in cash, cash equivalents and restricted cash. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in an increase of US$5.2 million in cash, cash equivalents and restricted cash.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2024, we received a total of US$0.5 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from May 1, 2019, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2024, we utilized US$187.5 million of the net proceeds from our initial public offering in strategic investments and acquisition, dividend distribution and share repurchase, among which we used an aggregate of approximately US$6.1 million of the net proceeds from our initial public offering for payment of dividends. Except for the payment of dividends, there is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in technology and research and development and enhance our content offering, and for brand promotion and user acquisition efforts and horizontal and vertical business expansions, and for general corporate purposes and working capital needs and potential strategic investments and acquisitions.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2024. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Although we are not required to obtain an auditor attestation report on internal control over financial reporting as we were a non-accelerated filer for the year ended December 31, 2024, we voluntarily engaged our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on pages F-2 and F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2023	2024

	(in thousands of RMB)
Audit fees(1)	11,655	10,710
Tax fees(2)	1,428	641
Other fees(3)	80	—

Notes:

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, and tax advice.
(3)	“Other fees” represent the aggregate fees incurred in each of the fiscal years listed for services rendered by our principal auditors excluding services reported under “Audit fees” and “Tax fees.”

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us from January 1, 2024 to December 31, 2024 under the 2024 Share Repurchase Program. All shares were repurchased in the open market pursuant to our 2024 Share Repurchase Program.

				Maximum Dollar
			Total Number of	Value of ADSs that
			ADSs Purchased as	May Yet be
	Total Number of	Average Price Paid	Part of Publicly	Purchased Under
Periods	ADSs Purchased	per ADS (US$)	Announced Plans	the Plans
March 22, 2024 to March 31, 2024	84,424	1.06	84,424	24,910,415
April 1, 2024 to April 30, 2024	246,284	1.20	246,284	24,615,722
May 1, 2024 to May 31, 2024	198,877	1.21	198,877	24,375,240
June 1, 2024 to June 30, 2024	319,519	1.13	319,519	24,015,207
July 1, 2024 to July 31, 2024	160,933	1.00	160,933	23,854,777
August 1, 2024 to August 31, 2024	219,057	0.89	219,057	23,659,010
September 1, 2024 to September 30, 2024	328,423	0.82	328,423	23,388,395
October 1, 2024 to October 31, 2024	498,618	1.05	498,618	22,864,526
November 1, 2024 to November 30, 2024	269,689	0.87	269,689	22,629,462
December 1, 2024 to December 31, 2024	238,883	0.81	238,883	22,436,415
Total	2,564,707	1.00	2,564,707	22,436,415

Notes:

●	On March 18, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to an aggregate value of US$25 million of our ADSs or ordinary shares over the 12-month period beginning from March 22, 2024. On March 21, 2025, our board of directors authorized the extension of the 2024 Share Repurchase Program for an additional 12-month period.

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

For example, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2024. In addition, we elected to follow our home country practices and did not seek shareholder approval for the adoption of our 2021 Share Incentive Plan or the adoption of our 2023 Share Incentive Plan.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. Our insider trading policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the listing standards of The Nasdaq Stock Market LLC. A copy of our insider trading policy is attached as an exhibit to this Annual Report.

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

Governance

Our cybersecurity officer is an industry veteran with more than 17 years of experience in cybersecurity risk management. He holds the Certified Information Systems Security Professional certification issued by International Information Systems Security Certification Consortium. Our cybersecurity officer, chief executive officer and chief financial officer are responsible for overseeing our cybersecurity risk and incident management. If a cybersecurity incident occurs, our cybersecurity department quickly reports to our cybersecurity officer, who will promptly organize relevant personnel for emergence responses. Our cybersecurity officer will also initiate an internal assessment, and if it is determined that the incident could potentially be a material cybersecurity event, our cybersecurity officer will promptly report the incident and assessment results to (i) our disclosure committee, which is comprised of our principal accounting officer, our head of the legal department, our principal investor relations officer, our cybersecurity officer and the appropriate business unit heads and (ii) other members of senior management and external legal counsel, to the extent appropriate. Our cybersecurity officer and other relevant departments shall prepare disclosure material on the cybersecurity incident for review and approval by (i) our disclosure committee, (ii) our chief financial officer, (iii) our chief executive officer, (iv) our board of directors or nominating and corporate governance committee and other members of senior management and external legal counsel, if necessary, before it is disseminated to the public.

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

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))
11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of CM Law Firm
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97	Clawback Policy of Registration (incorporated herein by reference to Exhibit 97 to the Form 20-F filed on April 25, 2024 (File No. 001-38878))
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

*     Filed with this Annual Report on Form 20-F.

**    Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

So-Young International Inc.

	By:	/s/ Xing Jin
		Name:	Xing Jin
		Title:	Chairman of the Board of Directors
Date: April 18, 2025			and Chief Executive Officer

SO-YOUNG INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of So-Young International Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of So-Young International Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Assessment for Impairment of Goodwill – Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”) Reporting Unit

As described in Notes 2(n) and 7 to the consolidated financial statements, the Company recognized a goodwill impairment charge of RMB540 million related to the Wuhan Miracle reporting unit during the year ended December 31, 2024. Management conducts an impairment assessment on an annual basis, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may be impaired. Impairment is identified by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections for the Wuhan Miracle reporting unit included significant judgments and assumptions relating to projected revenue, projected operating results, and the discount rate.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of fair value of the Wuhan Miracle reporting unit. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of the Wuhan Miracle reporting unit; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to projected revenue, projected operating results and the discount rate. Evaluating management’s assumptions related to projected revenue and projected operating results involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Wuhan Miracle reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 18, 2025

We have served as the Company’s auditor since 2018.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	426,119	587,749	80,521
Restricted cash and term deposits	14,695	66,367	9,092
Trade receivables	57,219	98,774	13,532
Inventories	118,924	151,754	20,790
Receivables from online payment platforms	23,158	24,255	3,323
Amounts due from related parties	9,212	1,218	167
Term deposits and short-term investments	900,823	599,041	82,068
Prepayment and other current assets	171,774	195,202	26,743
Total current assets	1,721,924	1,724,360	236,236
Non-current assets:
Long-term investments	261,016	280,281	38,398
Intangible assets	145,253	126,615	17,346
Goodwill	540,693	684	94
Property and equipment, net	116,782	155,352	21,283
Deferred tax assets	78,034	84,950	11,638
Operating lease right-of-use assets	118,408	162,764	22,299
Other non-current assets	232,455	200,152	27,421
Total non-current assets	1,492,641	1,010,798	138,479
Total assets	3,214,565	2,735,158	374,715

Liabilities

Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB376,261 and RMB415,503 as of December 31, 2023 and 2024, respectively):

Short-term borrowings	29,825	69,771	9,559
Taxes payable	56,894	61,862	8,475
Contract liabilities	103,374	76,579	10,491
Salary and welfare payables	86,290	111,396	15,261
Amounts due to related parties	388	477	65
Accrued expenses and other current liabilities	233,913	265,216	36,334
Operating lease liabilities-current	29,739	44,905	6,152
Total current liabilities	540,423	630,206	86,337

Non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB46,951 and RMB98,584 as of December 31, 2023 and 2024, respectively):

Operating lease liabilities-non current	86,210	125,200	17,152
Deferred tax liabilities	25,082	19,758	2,707
Other non-current liabilities	1,536	1,264	173
Total non-current liabilities	112,828	146,222	20,032
Total liabilities	653,251	776,428	106,369
Commitments and Contingencies (see Note 21)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(e)
Shareholders’ equity
Treasury stock	(358,453)	(376,690)	(51,606)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2023 and 2024; 73,688,044 and 63,422,436 shares issued and outstanding as of December 31, 2023; 77,897,969 and 65,659,510 shares issued and outstanding as of December 31, 2024, respectively)	238	253	35
Class B ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2023 and 2024; 12,000,000 shares issued and outstanding as of December 31, 2023 and 2024)	37	37	5
Additional paid-in capital	3,080,433	3,069,799	420,561
Statutory reserves	33,855	40,552	5,556
Accumulated deficit	(330,166)	(926,390)	(126,915)
Accumulated other comprehensive income	18,185	31,560	4,324
Total So-Young International Inc. shareholders’ equity	2,444,129	1,839,121	251,960

Non-controlling interests	117,185	119,609	16,386

Total shareholders’ equity	2,561,314	1,958,730	268,346

Total liabilities and shareholders’ equity	3,214,565	2,735,158	374,715

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(e)

Revenues:
Information, reservation services and others	998,808	1,151,532	929,455	127,335
Aesthetic treatment services	—	12,959	169,263	23,189
Sales of medical products and maintenance services	259,066	333,538	367,980	50,413
Total revenues	1,257,874	1,498,029	1,466,698	200,937
Cost of revenues:
Cost of information, reservation services and others	(253,531)	(375,986)	(252,841)	(34,639)
Cost of aesthetic treatment services	—	(9,596)	(131,580)	(18,026)
Cost of medical products sold and maintenance services	(139,761)	(158,754)	(183,164)	(25,093)
Total cost of revenues	(393,292)	(544,336)	(567,585)	(77,758)
Gross profit	864,582	953,693	899,113	123,179
Operating expenses:
Sales and marketing expenses	(472,092)	(520,451)	(494,493)	(67,745)
General and administrative expenses	(260,208)	(290,765)	(324,073)	(44,398)
Research and development expenses	(235,087)	(203,524)	(165,030)	(22,609)
Impairment of goodwill	—	—	(540,009)	(73,981)
Total operating expenses	(967,387)	(1,014,740)	(1,523,605)	(208,733)
Loss from operations	(102,805)	(61,047)	(624,492)	(85,554)
Other income/(expenses):
Investment income, net	4,264	12,004	11,020	1,510
Interest income, net	28,883	48,843	46,507	6,371
Exchange (losses)/gains	(492)	(662)	112	15
Impairment of long-term investment	(7,945)	(444)	(7,350)	(1,007)
Share of losses of equity method investee	(17,223)	(12,723)	(15,015)	(2,057)
Others, net	8,246	21,898	1,131	155
(Loss)/Income before tax	(87,072)	7,869	(588,087)	(80,567)
Income tax benefits	20,965	18,075	905	124
Net (loss)/income	(66,107)	25,944	(587,182)	(80,443)
Net loss/(income) attributable to non-controlling interests	553	(4,664)	(2,345)	(321)
Net (loss)/income attributable to So-Young International Inc.	(65,554)	21,280	(589,527)	(80,764)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(e)

Net (loss)/income	(66,107)	25,944	(587,182)	(80,443)
Other comprehensive income:
Foreign currency translation adjustment	87,998	14,078	13,375	1,832
Total other comprehensive income	87,998	14,078	13,375	1,832

Total comprehensive income / (loss):	21,891	40,022	(573,807)	(78,611)
Comprehensive loss/(income) attributable to non-controlling interests	553	(4,664)	(2,345)	(321)
Comprehensive income/(loss) attributable to So-Young International Inc.	22,444	35,358	(576,152)	(78,932)

Net (loss)/earnings per ordinary share
Net (loss)/earnings per ordinary share attributable to So-Young International Inc. - basic	(0.79)	0.27	(7.43)	(1.02)
Net (loss)/earnings per ordinary share attributable to So-Young International Inc. - diluted	(0.79)	0.27	(7.43)	(1.02)
Weighted average number of ordinary shares used in computing (loss)/earnings per share, basic*	82,665,269	77,646,899	79,384,454	79,384,454
Weighted average number of ordinary shares used in computing (loss)/earnings per share, diluted*	82,665,269	78,054,950	79,384,454	79,384,454

Net (loss)/earnings per ADS
Net (loss)/earnings per ADS attributable to So-Young International Inc. - basic (13 ADS represents 10 Class A ordinary shares)	(0.61)	0.21	(5.72)	(0.78)
Net (loss)/earnings per ADS attributable to So-Young International Inc. - diluted (13 ADS represents 10 Class A ordinary shares)	(0.61)	0.21	(5.72)	(0.78)

Share-based compensation expenses included in:
Cost of revenues	(8,282)	(1,800)	(289)	(40)
Sales and marketing expenses	(6,781)	(5,680)	(659)	(90)
General and administrative expenses	(19,021)	(23,590)	(29,527)	(4,045)
Research and development expenses	(9,252)	(5,251)	(2,180)	(299)
*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

											Total
											shareholders’
											equity
											attributable
										Accumulated	to
										other	shareholders
	Class A		Class B				Additional	Accumulated	Statutory	comprehensive	of the	Non-controlling	Total
	ordinary shares		ordinary shares		Treasury stock		paid-in capital	deficit	reserves	(loss)/income	Company	interests	equity
		Amount		Amount		Amount
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	71,486,059	230	12,000,000	37	(2,643,692)	(217,712)	2,999,562	(272,368)	20,331	(83,891)	2,446,189	70,845	2,517,034
Net loss	—	—	—	—	—	—	—	(65,554)	—	—	(65,554)	(553)	(66,107)
Statutory reserves	—	—	—	—	—	—	—	(8,696)	8,696	—	—	—	—
Repurchase of Class A ordinary shares	—	—	—	—	(1,578,975)	(15,123)	—	—	—	—	(15,123)	—	(15,123)
Share-based compensation expenses	—	—	—	—	—	—	43,336	—	—	—	43,336	—	43,336
Issuance of Class A ordinary shares from exercise of share options (see Note 19)	1,579,928	6	—	—	—	—	1,073	—	—	—	1,079	—	1,079
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	661	661
Change of the capital from non-controlling interest shareholder	—	—	—	—	—	—	—	—	—	—	—	38,990	38,990
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	87,998	87,998	—	87,998
Balance as of December 31, 2022	73,065,987	236	12,000,000	37	(4,222,667)	(232,835)	3,043,971	(346,618)	29,027	4,107	2,497,925	109,943	2,607,868
Net income	—	—	—	—	—	—	—	21,280	—	—	21,280	4,664	25,944
Statutory reserves	—	—	—	—	—	—	—	(4,828)	4,828	—	—	—	—
Repurchase of Class A ordinary shares	—	—	—	—	(6,042,941)	(125,618)	—	—	—	—	(125,618)	—	(125,618)
Dividend to non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	—	(4,464)	(4,464)
Share-based compensation expenses	—	—	—	—	—	—	36,321	—	—	—	36,321	—	36,321
Issuance of Class A ordinary shares from exercise of share options (see Note 19)	622,057	2	—	—	—	—	141	—	—	—	143	—	143
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	6,992	6,992
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	50	50
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	14,078	14,078	—	14,078
Balance as of December 31, 2023	73,688,044	238	12,000,000	37	(10,265,608)	(358,453)	3,080,433	(330,166)	33,855	18,185	2,444,129	117,185	2,561,314

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

											Total
											shareholders’
											equity
											attributable
										Accumulated	to
										other	shareholders
	Class A ordinary		Class B ordinary				Additional	Accumulated	Statutory	comprehensive	of the	Non-controlling	Total
	shares		shares		Treasury stock		paid-in capital	deficit	reserves	income	Company	interests	equity
		Amount		Amount		Amount
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	73,688,044	238	12,000,000	37	(10,265,608)	(358,453)	3,080,433	(330,166)	33,855	18,185	2,444,129	117,185	2,561,314
Net (loss)/income	—	—	—	—	—	—	—	(589,527)	—	—	(589,527)	2,345	(587,182)
Statutory reserves	—	—	—	—	—	—	—	(6,697)	6,697	—	—	—	—
Repurchase of Class A ordinary shares	—	—	—	—	(1,972,851)	(18,237)	—	—	—	—	(18,237)	—	(18,237)
Dividend distribution	—	—	—	—	—	—	(43,573)	—	—	—	(43,573)	—	(43,573)
Share-based compensation expenses	—	—	—	—	—	—	32,655	—	—	—	32,655	—	32,655
Issuance of Class A ordinary shares from exercise of share options and vesting of RSUs (see Note 19)	4,209,925	15	—	—	—	—	284	—	—	—	299	—	299
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	79	79
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	13,375	13,375	—	13,375
Balance as of December 31, 2024	77,897,969	253	12,000,000	37	(12,238,459)	(376,690)	3,069,799	(926,390)	40,552	31,560	1,839,121	119,609	1,958,730

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net (loss)/income	(66,107)	25,944	(587,182)	(80,443)
Depreciation of property and equipment and amortization of intangible assets	47,086	46,090	45,918	6,291
Inventory provision	(1,681)	(734)	3,403	466
Impairment of amount due from related parties	—	—	13,843	1,896
Impairment of long-term investment	7,945	444	7,350	1,007
Impairment of property and equipment	1,350	844	—	—
Impairment of other current assets	5,421	—	—	—
Impairment of goodwill	—	—	540,009	73,981
Gains on disposal of subsidiaries	—	(5,497)	—	—
Loss on disposal of property and equipment	5	136	6,195	849
Gains on disposal of long-term investments	—	(2,842)	(2,376)	(326)
Expected credit losses	13,224	15,629	39,748	5,445
Share-based compensation expenses	43,336	36,321	32,655	4,474
Lease expense to reduce right-of-use assets	38,588	45,699	47,783	6,547
Share of losses of equity method investee	17,223	12,723	15,015	2,057
Exchange losses/(gains)	492	662	(112)	(15)
Deferred income tax	(24,803)	(33,515)	(16,166)	(2,215)
Fair value change of short-term investments	49	(492)	246	34
Unrealized losses on equity investments	—	3,534	(4,110)	(563)
Changes in operating assets and liabilities:
Trade receivables	13,564	(28,950)	(60,381)	(8,272)
Receivables from online payment platforms	4,077	(8,371)	(1,097)	(150)
Prepayment and other current assets	(48,259)	(50,450)	(40,876)	(5,600)
Inventories	(27,988)	(2,122)	(36,751)	(5,035)
Other non-current assets	(51,340)	5,682	(29,940)	(4,102)
Contract liabilities	(28,996)	(6,014)	(26,795)	(3,671)
Taxes payable	27,243	(1,630)	12,810	1,755
Salary and welfare payables	(31,092)	14,261	25,106	3,440
Amounts due (from)/to related parties	3,898	(6,499)	95	13
Operating lease liabilities	(40,505)	(56,517)	(37,984)	(5,204)
Accrued expenses and other liabilities	(15,603)	18,165	27,961	3,831
Net cash (used in)/provided by operating activities	(112,873)	22,501	(25,633)	(3,510)

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(15,707)	(51,176)	(62,548)	(8,569)
Purchase of short-term investments and term deposits	(1,205,770)	(2,235,423)	(1,166,988)	(159,877)
Proceeds from maturities of short-term investments and term deposits	764,785	2,103,093	1,527,110	209,213
Cash paid for long-term investments, including prepayment for new investment	—	(36,264)	(51,388)	(7,040)
Proceeds from disposal of property and equipment	102	299	77	11
Proceeds from disposal of subsidiaries and investees, net of cash disposed	—	6,570	3,400	466
Acquisition of subsidiaries, net of cash acquired	(97,492)	—	—	—
Loans advanced to related party (see Note 23)	(18,130)	(8,330)	(5,854)	(802)
Proceeds from repayment of the loan advanced to related party (see Note 23)	—	18,620	13,230	1,813
Net cash (used in)/provided by investing activities	(572,212)	(202,611)	257,039	35,215

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares	(15,123)	(125,618)	(18,237)	(2,498)
Proceeds from capital injection of investee	661	50	—	—
Proceeds from short-term borrowings	—	29,825	110,000	15,070
Repayment of short-term borrowings	—	—	(70,000)	(9,590)
Dividend paid to non-controlling interests shareholders	—	(4,464)	—	—
Dividend distribution	—	—	(43,573)	(5,969)
Proceeds from exercise of share options and vesting of RSUs	876	192	298	41
Net cash used in financing activities	(13,586)	(100,015)	(21,512)	(2,946)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	55,862	11,865	3,335	453
Net (decrease)/increase in cash, cash equivalents and restricted cash	(642,809)	(268,260)	213,229	29,212
Cash, cash equivalents and restricted cash at the beginning of the year	1,343,809	701,000	432,740	59,285
Cash, cash equivalents and restricted cash at the end of the year	701,000	432,740	645,969	88,497

Supplemental disclosures of cash flow information:
Cash paid for income taxes	(11,360)	(16,257)	11,599	1,589
Supplemental disclosures of non-cash investing activities：
Converting loan receivable to long-term investment	—	15,115	—	—
Inventories transferred to property and equipment, net	—	4,412	518	71

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	694,420	426,119	587,749	80,521
Restricted cash	6,580	6,621	58,220	7,976
Total cash, cash equivalents and restricted cash	701,000	432,740	645,969	88,497

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities

(a) Principal activities

So-Young International Inc., (the “Company” or “So-Young”), is a leading aesthetic treatment platform in China connecting consumers with online services and offline treatments. The Company, through its consolidated subsidiaries and consolidated variable interest entities (“VIEs”) and the subsidiaries of the VIE (collectively referred to as the “Group”) is primarily engaged in the operation of the platform that enables users to both discover reliable content and share their own experience on medical aesthetics procedures, and leads users to reserve treatment services from medical aesthetic service providers for offline treatment in the People’s Republic of China (the “PRC” or “China”) and internationally. Following the acquisition of Wuhan Miracle in 2021, the Group expands supply chain business for production and sales of upstream medical products. In 2023, leveraging its strong brand and market presence, the Group started to provide aesthetic treatment services by launching its branded aesthetic centers.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(a) Principal activities (Continued)

As of December 31, 2024, the Company’s major subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

		Percentage of
	Place and year of	direct or indirect
	incorporation or	economic
	year of acquisition	ownership	Principal activities
Subsidiaries
So-Young Hong Kong Limited (“So-Young HK”)	Hong Kong, 2014	100%	Investment holding
So-Young High Tech Korea Co., Ltd.	Korea, 2014	100%	Technology advisory services
Beijing So-Young Wanwei Technology Consulting Co., Ltd. (“So-Young Wanwei”)	the PRC, 2014	100%	Management consulting services
So-Young (China) Network Technology Co., Ltd. (“So-Young China”)	the PRC, 2018	100%	Management consulting services
Wuhan Zeqi Technology Co., Ltd. (“Wuhan Zeqi”)	the PRC, 2021	100%	Investment holding
Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”)	the PRC, 2021	87.60%	Production, sales and agency of equipment
Wuhan Haoweilai Technology Co., Ltd. (“Wuhan Haoweilai”)	the PRC, 2021	87.60%	Production, sales and agency of equipment
Shanghai Jiading Tonghua Micro Finance Co., Ltd. (“Tonghua Micro Finance”)	the PRC, 2021	100%	Micro finance services
Shanxi Tianfu Technology Co., Ltd. (“Shanxi Tianfu”)	the PRC, 2023	85.41%	Production, sales and agency of equipment
Shenzhen Miracle Interconnection Technology Co., Ltd. (“Shenzhen Miracle”)	the PRC, 2023	87.60%	Development of equipment
So-Young Medical HongKong Limited (“So-Young Medical”)	Hong Kong, 2023	100%	Investment holding

VIEs
Beijing So-Young Technology Co., Ltd. (“Beijing So-Young”)	the PRC, 2013	100%	Internet information and technology advisory services
Beijing Chiyan Medical Beauty Consulting Co., Ltd. (“Chiyan Beijing”)	the PRC, 2019	100%	Internet information and technology advisory services

VIE’s Subsidiaries
Beijing So-Young Souyang Investment and Management Co., Ltd.	the PRC, 2016	100%	Management consulting services
Beijing Meifenbao Technology Co., Ltd.	the PRC, 2016	100%	Technology advisory services
Beijing Qingyang Cosmetic Service Co., Ltd. (Previously known as Beijing So-Young Qingyang Medical Instrument Co., Ltd.)	the PRC, 2017	100%	Cosmetic services
Beijing Shengshi Meiyan Culture Co., Ltd.	the PRC, 2018	100%	Internet culture services
Beijing Qingyang Medical Aesthetic Clinic Co., Ltd.	the PRC, 2020	100%	Medical aesthetic services
Chengdu So-Young Internet Hospital Co., Ltd.	the PRC, 2020	100%	Online medical treatment and consultation services
Jinbaoxin Shenzhen Insurance Brokers Co., Ltd. (“Jinbaoxin”)	the PRC, 2020	100%	Technology advisory services
Chengdu Yiyang Enterprise Management Co., Ltd. (Previsous known as Chengdu Wuhou Yililanhu Medical Aesthetic Clinic Co., Ltd.)	the PRC, 2021	100%	Medical aesthetic services
Hainan Yixian Daka Technology Co., Ltd. (“Yixian Daka”)	the PRC, 2021	100%	Technology advisory services
Hainan So-Young Medical Technology Co., Ltd	the PRC, 2021	100%	Sales and agency of equipment
Shanghai Biyuhua Internet Technology Co., Ltd.	the PRC, 2021	100%	Internet information and technology advisory services
Beijing Qingyang Technology Co., Ltd.	the PRC, 2022	100%	Sales of cosmetics

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries

As of December 31, 2024, the Company, through the wholly foreign-owned enterprise (“WFOE”), entered into the following contractual arrangements with the VIEs and its shareholders that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the Company is the ultimate primary beneficiary of the VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

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

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

Exclusive business cooperation agreements.   The VIEs have entered into an exclusive technical development, consultation and service agreement with the WFOE, pursuant to which the WFOE provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIEs to the WFOE. The VIEs have incurred RMB251,739, RMB279,342 and RMB325,906 service fee to the WFOE for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

The following consolidated financial information of the VIEs and its subsidiaries taken as a whole as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 was included in the consolidated financial statements of the Group. Transactions between the VIEs and its subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2023	2024
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	144,035	136,846
Restricted cash and term deposits	14,630	23,174
Trade receivables	39,587	54,822
Inventories	15,999	43,198
Receivables from online payment platforms	18,153	21,200
Amounts due from Group companies	137,937	162,198
Amounts due from related parties	9,127	1,133
Term deposits and short-term investments	16,153	—
Prepayment and other current assets	46,289	71,201
Total current assets	441,910	513,772

Non-current assets:
Investment in subsidiaries	34,691	35,081
Long-term investments	164,456	143,853
Intangible assets	28,023	27,320
Goodwill	684	684
Property and equipment, net	29,082	74,264
Deferred tax assets	23,717	27,167
Operating lease right-of-use assets	59,458	119,643
Other non-current assets	49,950	61,209
Total non-current assets	390,061	489,221
Total assets	831,971	1,002,993

Liabilities
Current liabilities:
Taxes payable	42,955	48,092
Contract liabilities	78,131	54,429
Salary and welfare payables	34,099	49,757
Amounts due to Group companies	310,394	523,403
Amounts due to related parties	87	412
Accrued expenses and other current liabilities	203,771	230,940
Operating lease liabilities-current	17,218	31,873
Total current liabilities	686,655	938,906

Non-current liabilities:
Operating lease liabilities-non current	41,254	92,217
Deferred tax liabilities	5,697	6,367
Total non-current liabilities	46,951	98,584
Total liabilities	733,606	1,037,490

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Third-party revenues	992,705	1,203,754	1,173,828
Inter-company revenues	12,203	19,466	27,907
Total revenues	1,004,908	1,223,220	1,201,735
Third-party costs	(236,094)	(388,143)	(413,523)
Inter-company costs	(253,929)	(280,781)	(312,935)
Total costs	(490,023)	(668,924)	(726,458)
Total operating expenses	(533,684)	(552,945)	(578,746)
(Loss)/Income from non-operations	(7,288)	931	(33,536)
(Loss)/Income before tax	(26,087)	2,282	(137,005)
Income tax benefits/ (expenses)	1,969	7,514	(1,246)
Net (loss)/income	(24,118)	9,796	(138,251)
Net loss attributable to non-controlling interests	2,328	3	75
Net (loss)/income attributable to So-Young International Inc.	(21,790)	9,799	(138,176)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Net cash used in Group companies	(302,028)	(239,088)	(206,009)
Other operating activities	278,354	267,865	206,519
Net cash (used in)/provided by operating activities	(23,674)	28,777	510
Purchase of short-term investments	(40,500)	(31,000)	—
Proceeds from maturities of short-term investments	36,000	15,000	16,000
Loans to Group companies	(37,000)	(57,680)	—
Repayments from Group companies	—	73,982	—
Other investing activities	(33,444)	(61,681)	(67,980)
Net cash used in investing activities	(74,944)	(61,379)	(51,980)
Borrowings under loan from Group companies	63,548	17,012	82,527
Repayments to borrowings under loan from Group companies	(56,252)	(10,589)	(29,778)
Other financing activities	661	—	—
Net cash provided by financing activities	7,957	6,423	52,749
Net (decrease)/increase in cash, cash equivalents and restricted cash	(90,661)	(26,179)	1,279

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB4,547 and RMB4,547 as of December 31, 2023 and 2024, respectively. As the respective VIEs and its subsidiaries are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The VIEs have paid RMB264.0 million, RMB264.1 million and RMB231.1 million of service fee to the WFOE for the years ended December 31, 2022, 2023 and 2024, respectively. There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

Liquidity

The Group had net loss of RMB66,107 and RMB587,182 for the years ended December 31, 2022 and 2024, respectively, and had net income of RMB25,944 for the year ended December 31, 2023. Net cash used in operating activities was RMB112,873 and RMB25,633 for the years ended December 31, 2022 and 2024, and net cash provided by operating activities was RMB22,501 for the year ended December 31, 2023. Accumulated deficit was RMB330,166 and RMB926,390 as of December 31, 2023 and 2024, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

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

Significant accounting estimates include, but are not limited to impairment of goodwill and useful lives of intangible assets. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

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

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange losses/(gains) in the consolidated statements of comprehensive income/(loss).

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2024, or at any other rate.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(i) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive income/(loss) during the years presented. As of December 31, 2023 and 2024, the Group has the short-term deposits with the maturities within one year of RMB800,512 and RMB557,820, respectively. As of December 31, 2023 and 2024, the Group has the long-term deposits with the maturities over one year of RMB112,219 and RMB62,688, respectively, recorded in other non-current assets.

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

The Group’s trade receivables, amounts due from related parties, other receivables recorded in prepayment and other current assets, other non-current assets, cash and cash equivalents, restricted cash and term deposits and receivables from online payment platforms are within the scope of ASC Topic 326. The Group’s expected credit loss of cash and cash equivalents, restricted cash and term deposits and receivables from online payment platforms within the scope of ASC Topic 326 were immaterial.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivables are unlikely to be collected. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption.

The Group recorded a provision for current expected credit loss. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Beginning balance	29,210	42,434	55,823
Additional allowance for credit losses, net of recoveries	13,224	15,629	53,591
Write-offs	—	(2,240)	—
Ending balance	42,434	55,823	109,414

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

The Group classifies its inventories to raw materials, semi-finished products and finished products. Raw materials and semi-finished products include purchased materials, components and supplies to be used in production. Finished products include products manufactured by the Group and products purchased for resale and aesthetic treatment services.

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

RMB7,945, RMB444 and RMB7,350 impairment losses were recognized for the years ended December 31, 2022, 2023 and 2024.

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

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net loss attributable to non-controlling interests and mezzanine equity holders when applicable. Net loss attributable to mezzanine equity holders is included in net loss attributable to non-controlling interests on the consolidated statements of comprehensive income/(loss), while it is excluded from the consolidated statements of changes in shareholders’ equity. For the year ended December 31, 2022, net loss attributable to non-controlling interests amounted to RMB553. For the years ended December 31, 2023 and 2024, net income attributable to non-controlling interests amounted to RMB4,664 and RMB2,345, respectively. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

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

(u) Reclassifications

Starting from the year of 2024, in light of the better monitoring business development of branded aesthetic centers, the previous line item information services and others was separated into two line items, which are aesthetic treatment services and information services and others. And the Company grouped the revenue generated from information services and others and reservation services, which is renamed as information, reservation services and others.

The revenue generated from aesthetic treatment services was previously reported in line item of information services and others. The information, reservation services and others for the years of 2022 and 2023 have also been retrospectively updated. The amount reclassified from previous line item information services and others to aesthetic treatment services are nil and RMB13.0 million for the year of 2022 and 2023, respectively.

Starting from the year of 2024, the previous line item cost of services and others was separated into two line items, which are cost of aesthetic treatment services and cost of information, reservation services and others. Cost of aesthetic treatment services primarily consists of expenditures relating to aesthetic treatment services in branded aesthetic centers, and the remaining cost of services and others is reclassified into cost of information, reservation services and others. The cost of aesthetic treatment services and cost of information, reservation services and others for the years of 2022 and 2023 have also been retrospectively reclassified.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(v) Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” (ASC 606) for all years presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. Revenues are recorded net of discounts, return allowances, and value-added taxes and surcharges. We determine revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;
●	identification of the performance obligations in the contract;
●	determination of the transaction price, including the constraint on variable consideration;
●	allocation of the transaction price to the performance obligations in the contract; and
●	recognition of revenue when (or as) we satisfy a performance obligation

The Group’s revenues are mainly generated from information services, reservation services, aesthetic treatment services and sales of medical products and maintenance services. Refer to “Note 24 - Segment Information” for disaggregation of revenue.

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

The Group also provides other services, which are also presented under information service, primarily comprising medical aesthetic service displayed on So-Young Prime, etc. Revenue is recognized when these services are rendered. For the years ended December 31, 2022, 2023 and 2024, the revenue derived from other services was not significant.

Barter transactions

The Company entered agreements with service providers whereby the Company provided information service as the consideration for sharing advertising space purchased by the service providers from other third-party providers. In general, the service provider would share certain percentage of the purchased advertising space with the Company. In exchange, the Company would provide the information services with the same value of the shared advertising space to the service provider based on the service provider’s purchase price with the third party and the shared percentage of the advertising space. Revenue from the barter transactions is recognized when information service is provided as discussed above and the expense related to the shared advertising space is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for information service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The Group recognized revenue from barter transactions amounted to RMB551, nil and RMB3,137 for the years ended December 31, 2022, 2023 and 2024, respectively. The expenses recognized from barter transactions for the years ended December 31, 2022, 2023 and 2024 were RMB1,269, nil and RMB3,325, respectively.

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

The Group may from time to time provide incentives in various forms to attract or retain consumers. Under the circumstances where consumers are not considered as customers under ASC 606, the Company evaluates the features of different incentives provided to consumers to determine whether they represent implicit or explicit obligations to consumers on behalf of merchants, which are considered as payments to customers and are recorded as reduction of revenues. Incentives that are not considered as payments to customers are recorded as sales and marketing expenses.

iii)	Aesthetic treatment services

The Group generates its aesthetic treatment services revenues from provision of non-surgical aesthetic medical services, comprising injection aesthetic treatments, energy-based treatments and other aesthetic medical services. Revenue from aesthetic treatment services is recognized at a point in time when the services have been rendered to customers. All these services are usually provided within a day. Payments are typically in advance of the services, and for payments not yet rendered are recorded as other liabilities in the consolidated balance sheets as they can be fully refunded to customers upon their request. Customers can purchase multiple services at once when placing an order, for example, purchasing an injection aesthetic treatment and an energy-based treatment at the same time, and these two services are usually delivered at different time. Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the standalone selling price of each separate unit and are recognized as revenue when, or as, the performance obligation is satisfied.

iv)	Sales of medical products and maintenance services

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(v) Revenue recognition (Continued)

iv)Sales of medical products and maintenance services (Continued)

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

v)	Warranty

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

(w) Cost of revenues

Cost of information, reservation services and others consists primarily of payroll costs, share-based compensation expenses, servers and bandwidth costs, depreciation expenses, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business.

Cost of aesthetic treatment services consists primarily of payroll costs, rental expenses, depreciation expenses, medical consumables costs and other direct costs related to the aesthetic treatment services.

Cost of medical products sold and maintenance services consists primarily of cost of inventories, payroll costs and consumables used in maintenance services.

These costs are charged to the consolidated statements of comprehensive income/(loss) as incurred.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(x) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses, user acquisition activities expenses, payroll costs, share-based compensation expenses, and rental expenses related to the Group’s sales and marketing departments. For the years ended December 31, 2022, 2023 and 2024, advertising expenses were RMB254,893, RMB270,304 and RMB188,225, respectively.

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

Payments made to third parties who perform research and development services on the Company’s behalf are expensed as services are rendered.

(aa) Share-based compensation

Share-based compensation expenses arise from share-based awards, including restricted share units (“RSUs”) and share options for the purchase of ordinary shares. The Group applies ASC 718, “Compensation—Stock Compensation”, or ASC 718, to account for the RSUs and share options granted to certain directors, executives and employees. For RSUs and share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values. The Group estimates the fair value of the Company’s share options using the binomial valuation model, which requires inputs such as the fair value of the Company’s ordinary shares, risk-free interest rate, expected dividend yield, expected life and expected volatility. The fair values of the Company’s RSUs are determined based on the fair value of the Company’s ordinary shares on the grant date. The market price of the Company’s publicly traded ADSs is used as an indicator of fair value for the Company’s ordinary shares. The Group estimates the fair value of subsidiary’s share options using the binomial valuation model, which requires inputs such as the fair value of the subsidiary’s ordinary shares based on the net asset per share, risk-free interest rate, expected dividend yield, expected life and expected volatility.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(ab) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB108,057, RMB96,961 and RMB90,472 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income/(loss). The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2023 and 2024 nor did the Group recognize any related interest and penalties.

(ad) Government grants

Government grants, which mainly represent amounts received from local governments in connection with the Group’s investments in local business districts and contributions to technology development, are recognized as income in other income, net. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled. For the years ended December 31, 2022, 2023 and 2024, government grants recorded as others, net were RMB5,066, RMB20,900 and RMB12,319, respectively.

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

Basic net earnings/(loss) per ordinary share is computed by dividing net income/(loss) attributable to So-Young International Inc. by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings/(loss) per ordinary share is calculated by dividing net income/(loss) attributable to So-Young International Inc., as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options and vesting of RSUs using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net earnings/(loss) per share calculation when inclusion of such share would be anti-dilutive.

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

On March 18, 2024, the board of directors of the Company authorized a share repurchase program under which the Company is authorized to repurchase up to an aggregate value of US$25 million of its shares (including in the form of ADS) during the 12 - month period beginning from March 22, 2024. As of December 31, 2024, the Company has repurchased approximately 2,564,707 ADSs (equivalent to 1,972,851 ordinary shares) for approximately US$2.6 million (RMB18.2 million) under this program.

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

The Group have made RMB8,696, RMB4,828 and RMB6,697 appropriations to its statutory reserve fund for the years ended December 31, 2022, 2023 and 2024.

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

The operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. In July 2021, the Group acquired Wuhan Miracle, which is mainly engaged in the research and development, production, sales and agency of laser and other optoelectronic medical equipment, and it became a consolidated subsidiary of the Group. As a result of this acquisition, the Group has separated into the So-Young segment and Wuhan Miracle segment in 2022, 2023 and 2024 as set out in Note 24.

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

(ak) Recently issued accounting pronouncements

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

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the potential impact of the adoption of ASU 2024-02 on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

3. Concentration and Risks

(a) Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to USD and RMB appreciated more than 20% against the USD over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and USD remained within a narrow band. Since June 2010, RMB has fluctuated against USD, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 9.2% between December 31, 2021 and 2022. The depreciation of the RMB against the US$ was approximately 1.7% between December 31, 2022 and 2023. The depreciation of the RMB against the US$ was approximately 1.5% between December 31, 2023 and 2024. It is difficult to predict how market force or the PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

(b) Concentration of customers and suppliers

There were no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2022, 2023 and 2024.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

3. Concentration and Risks (Continued)

(c) Concentration of credit risk

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

As a further means of managing its credit risk, the Group holds its cash and cash equivalents and restricted cash and term deposits in a number of different financial institutions. As of December 31, 2023 and 2024, the Group held its cash and cash equivalents and restricted cash and term deposits in different financial institutions, and held approximately 27% and 41%, respectively, of its total cash and cash equivalents and restricted cash and term deposits in a single financial institution.

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

Trade receivables are typically unsecured and are derived from revenue earned directly from customers. No single customer represented 10% or more of the Group’s revenues for the years ended December 31, 2022, 2023 and 2024. The Group has not experienced any significant recoverability issue with respect to its trade receivables.

Loan receivables are the micro loans to medical aesthetic consumers. The Group started to provide this service in 2021. There were no single consumer represented 10% or more of the Group’s such revenue for the years ended December 31, 2022, 2023 and 2024. The risk with respect to loan receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

4. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets:

	As of December 31,
	2023	2024
	RMB	RMB
Loan receivables, net	79,729	72,351
Prepayments for services	30,214	33,742
Interest receivable	20,938	16,463
Prepaid rental and other deposits	18,013	7,007
Deductible VAT	10,524	13,192
Prepayments to inventory suppliers	6,329	42,510
Others	6,027	9,937
Total	171,774	195,202

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

5. Inventories

Inventories consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Finished products	58,103	94,482
Raw materials and semi-finished products	60,821	57,272
Inventories	118,924	151,754

6. Business Combination

(a) Deconsolidation of Leya

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

7. Goodwill

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2023 and 2024 were as follows:

		Wuhan
	So-Young	Miracle	Total
	RMB	RMB	RMB
Balance as of December 31, 2022	684	540,009	540,693
Increase in goodwill related to acquisition	—	—	—
Impairment of goodwill	—	—	—
Balance as of December 31, 2023	684	540,009	540,693
Increase in goodwill related to acquisition	—	—	—
Impairment of goodwill	—	(540,009)	(540,009)
Balance as of December 31, 2024	684	—	684

Gross goodwill balances were RMB540,693 and RMB540,693 as of December 31, 2023 and 2024, respectively. Accumulated impairment losses were nil and RMB540,009 as of December 31, 2023 and 2024, respectively.

No impairment loss of goodwill was recorded for the years ended December 31, 2022 and 2023, respectively. For the year ended December 31, 2024, considering (i) Wuhan Miracle withdrew its IPO plan on December 23, 2024, and (ii) Wuhan Miracle did not achieve the anticipated growth and financial performance, the Company assessed that it is more likely than not that the fair value of Wuhan Miracle reporting unit is less than its carrying amount and impairment tests were conducted by quantitatively comparing the fair values of the reporting unit to its carrying amount, including goodwill. The Wuhan Miracle reporting unit estimated the fair value using a discounted cash flow model. Management’s cash flow projections for the Wuhan Miracle reporting unit included significant judgments and assumptions relating to the projected revenue, projected operating result, and the discount rate. Based on the goodwill impairment test, management determined that the carrying value of the Wuhan Miracle reporting unit exceeded its estimated fair value and, therefore, recorded a goodwill impairment charge of RMB540,009. The fair value determined using the discounted cash flow model is compared with comparable market data and reconciled, as necessary.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

8. Investments

(a) Short-term Investments

As of December 31, 2023 and 2024, the Company’s short-term investments are comprised of investments in wealth management products issued by financial institutions, which contain a variable interest rate. To estimate the fair value of short-term investments, the Company refers to the quoted rate of return provided by financial institutions at the end of each year using discounted cash flow method. The Company classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

For the years ended December 31, 2022, 2023 and 2024, the Group recognized investment income related to short-term investments of RMB4,264, RMB7,209 and RMB3,229 in the consolidated statements of comprehensive income/(loss), respectively.

(b) Long-term Investments

The Group’s equity investments are reported in long-term investments in the consolidated balance sheets.

The Group’s long-term investments consisted of the follows:

	Equity	Equity
	investments	investments
	without readily	with readily
	determinable	determinable	Equity method
	fair values	fair values	investments	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	224,813	—	3,146	227,959
Addition	10,540	7,104	33,735	51,379
Disposal	—	—	(381)	(381)
Reduction of capital	—	—	(1,230)	(1,230)
Share of losses of equity method investees	—	—	(12,723)	(12,723)
Fair value change	—	(3,534)	—	(3,534)
Impairment	—	—	(444)	(444)
Foreign exchange adjustment	—	(10)	—	(10)
Balance as of December 31, 2023	235,353	3,560	22,103	261,016
Addition	11,500	—	26,658	38,158
Disposal	(3,400)	—	—	(3,400)
Share of losses of equity method investees	—	—	(15,015)	(15,015)
Fair value change	7,791	(1,264)	—	6,527
Impairment	—	—	(7,350)	(7,350)
Foreign exchange adjustment	—	50	295	345
Balance as of December 31, 2024	251,244	2,346	26,691	280,281

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

In July 2021, the Group acquired Wuhan Miracle. Wuhan Miracle owned 7.5% of the equity interest of Kairuite Medical Technology (Suzhou) Co., Ltd. (Previous known as Kerui Medical Technology (Ningbo) Co., Ltd.) with a total cash consideration of RMB3,000. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the Company had no significant influence over the investee and the shares do not have readily determinable fair values. In October 2024, the Group disposed 2.0% of its equity interest with the cash consideration of RMB3,400.

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

In August 2024, the Group invested in JHM Biopharm (Hangzhou) Co., Ltd. (“JHM”) by purchasing 0.7307% of its equity interest with the total cash consideration of RMB10,000. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016 - 01 as the shares invested by the Company are not considered as in - substance common stock and the shares do not have readily determinable fair values.

In September 2024, the Group invested in Shanghai Miaoyu Internet Technology Limited by purchasing 15% of its equity interest with the total cash consideration of RMB1,500. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. Based on the Group’s assessment, an impairment loss of RMB7,945, nil and nil was recognized in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2022, 2023 and 2024, respectively, against the carrying value of the investment due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment.

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

In September 2021, the Group invested in Beijing Souyang Management Consulting Co., Ltd (“Beijing Souyang”) by purchasing 77% of its equity interest. The total cash consideration for the investment was RMB5,000. The Company determined that Beijing Souyang was not a variable interest entity under ASC Topic 810, “Consolidation” (“ASC 810”) and evaluated for consolidation under the voting interest model. Because of substantive participating rights of the 23% equity investor, including the approval of material operating decisions such as appointment of key management and determination of key management’s compensation, the Group does not have unilateral control over this investment. Therefore, the Group does not consolidate Beijing Souyang but accounts for it using equity method in accordance with ASC 323, Investments—Equity Method and Joint Ventures. In February 2023, the Group disposed 11% of its equity interest with the cash consideration of RMB700. In May 2023, the Group made a capital reduction of 46% of its equity interest with the cash consideration of RMB3,753, and has received RMB1,000. As of December 31, 2023, the Group held 20% of its equity interest.

In April 2024, the Group invested in Zhejiang Xinyang Medical Instrument Co., Ltd. (“Zhejiang Xinyang”) by purchasing 60% of its equity interest. The total cash consideration for the investment was US$3,750. The Group determined that Zhejiang Xinyang was not a variable interest entity under ASC 810 and evaluated for consolidation under the voting interest model. Because the 40% equity investor has the substantive participating rights over major decisions that impact the economics and operations, the Group does not have unilateral control over this investment, the Group does not consolidate Zhejiang Xinyang but accounts for it using equity method in accordance with ASC 323, Investments - Equity Method and Joint Ventures.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. Based on the Group’s assessment, an impairment loss of nil and RMB444 was recognized in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2022 and 2023, respectively, against the carrying value of the investment due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment. And an impairment loss of RMB7,350 was recognized for the investment in Sharing New Medical for the year ended December 31, 2024 due to the significant deterioration in the financial condition.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

9. Property and Equipment, Net

Property and equipment, net as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Building	99,166	99,166
Leasehold improvements	32,804	74,276
Medical equipment	35,062	51,713
Office equipment, furniture and others	10,955	10,846
Production machinery	5,213	6,059
Computers and electrical equipment	5,900	6,777
Total	189,100	248,837
Accumulated depreciation	(69,435)	(90,602)
Impairment of property and equipment	(2,883)	(2,883)
Net book value	116,782	155,352

Depreciation expenses recognized for the years ended December 31, 2022, 2023 and 2024 were RMB21,648, RMB20,741 and RMB22,719, respectively.

10. Intangible Assets

Intangible assets and its related accumulated amortization as of December 31, 2023 and 2024 are as follows:

	As of December 31, 2023
	Gross		Net
	carrying	Accumulated	carrying
	value	amortization	amount
	RMB	RMB	RMB
License (i)	94,612	(28,201)	66,411
Developed technology (ii)	70,000	(17,200)	52,800
In-process research and development intangible assets (ii)	27,000	(6,574)	20,426
Supplier relationship (ii)	17,000	(13,798)	3,202
Software	3,693	(2,102)	1,591
Trade names	829	(422)	407
Others	589	(173)	416
Total	213,723	(68,470)	145,253

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

10. Intangible Assets (Continued)

	As of December 31, 2024
	Gross		Net
	carrying	Accumulated	carrying
	value	amortization	amount
	RMB	RMB	RMB
License (i)	98,419	(37,785)	60,634
Developed technology (ii)	70,000	(24,222)	45,778
In-process research and development intangible assets (ii)	27,000	(9,258)	17,742
Supplier relationship (ii)	17,000	(17,000)	—
Software	4,216	(2,656)	1,560
Trade names	897	(506)	391
Others	752	(242)	510
Total	218,284	(91,669)	126,615
(i)Licenses mainly include the insurance broker license and micro-finance license. Insurance broker license was derived from the acquisition of Jinbaoxin. In January 2020, the Company completed the acquisition of Jinbaoxin. The transaction was accounted for as an asset acquisition as the acquiree company did not meet the criteria of a business and substantially all the fair value of the assets acquired were concentrated in a single asset.

Micro-finance license was derived from the acquisition of Tonghua Micro Finance. In October 2021, the Company completed the acquisition of Tonghua Micro Finance. The transaction was accounted for as an asset acquisition as the acquiree company did not meet the criteria of a business and substantially all the fair value of the assets acquired were concentrated in a single asset.

(ii)Supplier relationship, in-process research and development intangible assets and developed technology were derived from the acquisition of Wuhan Miracle in 2021.

The impairment loss of intangible assets was nil for the years ended December 31, 2022, 2023 and 2024.

Amortization expense was RMB25,438, RMB25,349 and RMB23,199 for the years ended December 31, 2022, 2023 and 2024, respectively.

The Company will record estimated amortization expenses of RMB19,580, RMB19,518, RMB19,303, RMB19,267 and RMB48,947 for the years ending December 31, 2025, 2026, 2027, 2028, 2029 and thereafter, respectively.

11. Other Non-current Assets

Other non-current assets as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Long-term deposits	112,219	62,688
Loan receivables, net	58,035	71,355
Long-term prepayments	42,446	45,744
Prepaid rental deposits	7,812	15,903
Others	11,943	4,462
Other non-current assets	232,455	200,152

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

12. Short-term Borrowings

Short-term borrowings as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB

Short-term borrowings	29,825	69,771

The weighted average interest rate for the short-term borrowings is 1.4% for the years ended December 31, 2023 and 2024, respectively.

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

(b) Income tax

Composition of income tax

The following table presents the composition of income tax benefits for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense	3,838	15,440	15,261
Deferred tax benefits	(24,803)	(33,515)	(16,166)
Income tax benefits	(20,965)	(18,075)	(905)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax rate for 2017. Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000, and 16.5% on any part of assessable profits over HK$2,000. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

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

So-Young Wanwei was entitled as HNTE in 2018 and eligible for a preferential EIT rate of 15%, for the three-year period from 2018 to 2020 and extended to additional three-year period from 2021 to 2023, so long as it meets the HNTE criteria, however, as So-Young Wanwei qualified as “Software Company”, hence to enjoy income tax rate of 0% for the two-year period from 2019 to 2020, and enjoys income tax rate of 12.5% for the three-year period from 2021 to 2023. So - Young Wanwei extended to additional three - year period from 2024 to 2026 for HNTE, therefore, eligible for a preferential income tax rate of 15% for the three - year period from 2024 to 2026.

Wuhan Miracle were entitled as HNTE in 2023 and eligible for a preferential EIT rate of 15%, for the three-year period from 2023 to 2025.

The preferential effective tax rates may be as low as 5% for small and micro enterprises that meet certain conditions for the years ended December 31, 2022, 2023 and 2024.

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

In 2022, 2023 and 2024, the Company did not record any dividend withholding tax on the retained earnings of its FIE in the Chinese mainland, as the Company intended to reinvest all earnings in the Chinese /mainland to further expand its business in the Chinese mainland, and its FIEs did not intend to declare dividends on the retained earnings to their immediate foreign holding companies. As of December 31, 2024, the retained earnings of PRC subsidiaries including VIEs amounted to approximately RMB323.9 million.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s income tax benefits for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income tax (expenses)/benefits at PRC statutory income tax rate-25%	(21,767)	1,967	(147,021)
Permanent differences (1)	(3,899)	(31,403)	117,584
Tax rate difference from tax holiday and statutory rate in other jurisdictions, tax refund and others	3,413	7,059	5,139
Change in valuation allowance	1,288	4,302	23,393
Income tax benefits	(20,965)	(18,075)	(905)
(1)	The permanent differences mainly consisted of additional deduction for research and development expenditures, non-deductible expenses, gains on disposal of Leya and impairment of goodwill.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Taxation (Continued)

(b) Income tax (continued)

The per share effect of the tax holidays are as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net loss per ordinary share effect-basic	(0.21)	(0.03)	(0.04)
Net loss per ordinary share effect-diluted	(0.21)	(0.03)	(0.04)

(c) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
Advertising and promotion expenses in excess of deduction limit	17,643	1,575
Payroll and expense accrued	2,342	1,835
Net operating tax loss carry forwards	86,460	116,449
Loss on equity investment	8,937	12,676
Impairment of long-term investments	5,574	7,411
Provision of allowance for expected credit loss	9,795	21,152
Impairment of long-lived assets	1,219	1,219
Operating lease liabilities	22,168	21,191
Others	1,581	1,543
Valuation allowance	(55,517)	(78,910)
Total deferred tax assets, net	100,202	106,141

Deferred tax liabilities
Assets arisen from business combination and assets acquisition	25,082	19,758
Operating lease right-of-use assets	22,493	19,889
Total deferred tax liabilities	47,575	39,647

Presentation in the consolidated balance sheets after net off:
Deferred tax assets	78,034	84,950
Deferred tax liabilities	25,082	19,758

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes - Overall - Other Presentation Matters.” The Group has classified all deferred tax assets and liabilities as non-current items on its consolidated balance sheet as of December 31, 2023 and 2024.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Taxation (Continued)

(c) Deferred tax assets and liabilities (Continued)

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance as of January 1,	(49,927)	(51,215)	(55,517)
Change of valuation allowance	(1,288)	(4,302)	(23,393)
Balance as of December 31,	(51,215)	(55,517)	(78,910)

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

The increase of valuation allowance in 2024 was mainly related to deferred tax assets recognized from impairment losses of long-term investment and net operating tax loss carry forwards, as the Group did not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized.

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration period for tax losses has been extended from five years to ten years due to new tax legislation released in 2019. As of December 31, 2024, certain entities of the Group had net operating tax loss carry forwards, if not utilized, would expire as follows:

RMB
Loss expiring in 2025	9,549
Loss expiring in 2026	12,255
Loss expiring in 2027	28,749
Loss expiring in 2028	127,139
Loss expiring in 2029 and thereafter	488,891
Total	666,583

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

The Company did not record any dividend withholding tax, as the Group’s FIE, the WFOE, has no retained earnings in any of the periods presented.

14. Taxes Payable

The following is a summary of taxes payable as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
VAT payable	31,038	34,523
Withholding individual income taxes for employees	7,670	8,037
Enterprise income taxes payable	17,177	17,996
Others	1,009	1,306
Total	56,894	61,862

15. Contract Balances

The following table provides information about trade receivables, contract assets, and contracts liabilities with customers:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Trade receivables	36,006	57,219	98,774
Contract liabilities	110,159	103,374	76,579

Contract assets related to the receipt of the consideration which is conditional on the fulfilment of the warranty service for sales of equipment. As of December 31, 2023 and 2024, the contract assets were nil. Trade receivables are recorded when the right to consideration becomes unconditional.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

15. Contract Balances (Continued)

Contract liabilities mainly relate to the payments received for information service and sales of equipment and maintenance services in advance of performance under the contract. As of December 31, 2023 and 2024, contract liabilities were RMB103,374 and RMB76,579, respectively. The Group’s information service and sales of equipment are provided in a relatively short period, as such the contract liabilities are generally recognized as revenue within three months. The Group’s maintenance services are generally provided over twelve months and the contract liabilities relate to the payments received for maintenance services are generally recognized as revenue within 12 months accordingly.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2022, 2023 and 2024 is RMB118,960, RMB102,877 and RMB95,918, respectively.

As of December 31, 2023 and 2024, the Group does not have material unsatisfied performance obligations with the related contract of duration over one year.

16. Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Deposits payable to service providers and others	52,546	44,959
Accrued service expenses	45,270	44,162
Advance payment from platform users and customers	91,839	113,787
Payables to service providers	17,528	19,519
Payables to suppliers of inventories	10,566	20,308
Product warranty	3,339	3,870
Accrued litigation liabilities (see Note 21)	2,157	256
Others	10,668	18,355
Total	233,913	265,216

Standard product warranty activities were as follows:

Warranty
RMB
Balance as of December 31, 2022	2,704
Provided during the period	3,687
Utilized during the period	(3,052)
Balance as of December 31, 2023	3,339
Provided during the period	4,663
Utilized during the period	(4,132)
Balance as of December 31, 2024	3,870

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

17. Lease

The Group’s leasing activities primarily consist of operating leases for administrative offices and branded aesthetic centers. ASC 842 requires lessees to recognize ROU assets and lease liabilities on the balance sheet. The Group has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

The Group recorded ROU assets and lease liabilities as a lessee. As of December 31, 2023 and 2024, ROU assets were RMB118,408 and RMB162,764, respectively. As of December 31, 2023 and 2024, lease liabilities were RMB115,949 and RMB170,105, respectively. Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2023	2024
	RMB	RMB
Cash payments for operating leases	60,323	44,170
ROU assets obtained in exchange for operating lease liabilities	101,875	94,078

Future lease payments under operating leases as of December 31, 2024 were as follows:

Operating leases
RMB
Year ending December 31,
2025	50,924
2026	47,757
2027	41,707
2028	37,572
2029 and thereafter	6,084
Total future lease payments	184,044
Less: Imputed interest	(13,939)
Total lease liability balance	170,105

The weighted-average remaining lease term was 4.30 and 4.02 years as of December 31, 2023 and 2024, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2023 and 2024 was 4.51% and 4.03%, respectively.

Operating lease expenses for the years ended December 31, 2022, 2023 and 2024 were RMB44,252, RMB49,505 and RMB54,129, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the years ended December 31, 2022, 2023 and 2024 were RMB5,146, RMB3,498 and RMB6,851, respectively.

The ROU assets in relation to the early terminated leases for the year ended December 31, 2023 and 2024 were RMB666 and RMB1,780, respectively. The leasing liabilities in relation to the early terminated leases for the year ended December 31, 2023 and 2024 were RMB666 and RMB1,939, respectively.

As of December 31, 2023 and 2024, no additional operating leases have not yet commenced.

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

As of December 31, 2024, 750,000,000 Class A ordinary shares were authorized, 77,897,969 and 65,659,510 shares issued and outstanding, respectively; 20,000,000 Class B ordinary shares were authorized, 12,000,000 Class B ordinary shares were issued and outstanding, respectively; and 80,000,000 shares as the board of directors may determine in accordance with the amended and restated memorandum and articles of association were authorized.

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

In 2024, the Company has granted 868,278 share options with an exercise price of US$0.01 per share under the Second Amended 2018 Plan and the 2023 Plan.

As of December 31, 2024, the number of shares available for future grant under the Company’s Second Amended 2018 Plan and 2023 Plan was 37,626 and 1,459,602, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Share-based Compensation (Continued)

(b) Valuation

The Group uses binomial option pricing model to determine fair value of the share options. The fair value of each option granted for the years ended December 31, 2022, 2023 and 2024 is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2022	2023	2024
Expected volatility	47.30%-50.09%	48.50%-56.29%	54.11%-55.32%
Expected dividends yield	0%	0%	0%
Expected multiples	2.2-2.8	2.2-2.8	2.2-2.8
Risk-free interest rate	1.75%-4.07%	3.48%-5.06%	3.75%-4.67%
Expected term (in years)	10	10	10
Fair value of underlying ordinary share (USD)	0.68-3.64	1.34-3.21	1.08-1.63

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. As of December 31, 2024, the Company does not anticipate any dividend payments regularly in the foreseeable future based on the Company’s best estimation. Expected term is the contract life of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date.

(c) Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2022, 2023 and 2024:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	options	exercise price	contractual life	intrinsic value
	(in thousands)	US$	Years	US$
				(in thousands)
Outstanding as of December 31, 2021	2,512	0.10	8.47	10,167
Granted	1,147	0.10
Exercised	(1,580)	0.10		2,193
Forfeited	(340)	0.10
Outstanding as of December 31, 2022	1,739	0.10	8.26	2,742
Granted	1,482	0.01
Exercised	(622)	0.03		1,357
Forfeited	(311)	0.04
Outstanding as of December 31, 2023	2,288	0.01	8.45	3,814
Granted	868	0.01
Exercised	(1,287)	0.01		1,662
Forfeited	(224)	0.01
Outstanding as of December 31, 2024	1,645	0.01	8.13	1,759

Vested and exercisable as of December 31, 2022	846	0.10	7.56	1,334
Vested and exercisable as of December 31, 2023	1,140	0.01	7.66	1,900
Vested and exercisable as of December 31, 2024	966	0.01	7.52	1,033

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Share-based Compensation (Continued)

(c) Share options activities (Continued)

The weighted average grant date fair value of options granted for the years ended December 31, 2022, 2023 and 2024 was US$4.42, US$3.00 and US$1.27 per option, respectively. The total grant date fair value of options vested for the years ended December 31, 2022, 2023 and 2024 was RMB74,266, RMB27,065 and RMB16,009, respectively.

It is the Company’s policy to issue new shares upon exercise of share options.

As of December 31, 2022, 2023 and 2024, the total unrecognized compensation expenses related to the options were RMB26,733, RMB14,778 and RMB6,399, respectively. These amounts are expected to be recognized over a weighted average period of 1.47 years, 1.52 years and 1.59 years, respectively.

(d) Restricted share units activities

The following table presents a summary of the Company’s restricted share units activities for the years ended December 31, 2023 and 2024:

Number of
RSUs
(in thousands)
Unvested as of December 31, 2022	—
Granted	2,923
Vested	—
Forfeited	—
Unvested as of December 31, 2023	2,923
Granted	—
Vested	(2,923)
Forfeited	—
Unvested as of December 31, 2024	—

The weighted average grant date fair value of RSUs granted for the year ended December 31, 2023 was US$1.51 per RSU. For the year ended December 31, 2023, no RSUs were vested. For the year ended December 31, 2024, no RSUs were granted and there were 2,923,077 RSUs that has been vested.

It is the Company’s policy to issue new shares upon vested of RSUs.

As of December 31, 2023, the total unrecognized compensation expenses related to the RSUs were RMB22,823, and these amounts are expected to be recognized over a weighted average period of 0.32 year. As of December 31, 2024, the total unrecognized compensation expenses related to the RSUs were nil.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Share-based Compensation (Continued)

(e) Share - based compensation of subsidiaries

In January 2024, the subsidiary of the Company, So-Young Medical adopted its own share incentive plan (“So-Young Medical Plan”). The maximum aggregate number of shares available for granting under the So-Young Medical Plan shall be 81,818,182 ordinary shares of So-Young Medical. Certain employees of the Company were granted 56,000,005 share options of So-Young Medical, with an exercise price of US$0.01 per share for the year ended December 31, 2024. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model. The weighted average grant date fair value of options granted for the year ended December 31, 2024 was US$0.001per option. The options granted under the So-Young Medical Plan are scheduled to be vested in four years subject to a service condition with 25% of the options vesting on each anniversary date. The total grant date fair value of options vested for the year ended December 31, 2024 was RMB86. Total share-based compensation expenses for the options granted for the year ended December 31, 2024 were RMB65. As of December 31, 2024, the total unrecognized compensation expenses related to the options were RMB288. The expenses are expected to be recognized over a weighted-average period of 3.00 years. As of December 31, 2024, the number of shares available for future grant under the Company’s So-Young Medical Plan was 25,818,177.

20. Net (Loss)/Earnings per Share

Basic and diluted (loss)/earnings per share have been calculated in accordance with ASC260 for the years ended December 31, 2022, 2023 and 2024:

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(66,107)	25,944	(587,182)
Net loss/(income) attributable to non-controlling interests	553	(4,664)	(2,345)
Net (loss)/income attributable to So-Young International Inc.	(65,554)	21,280	(589,527)

Denominator:
Weighted average number of ordinary shares outstanding, basic	82,665,269	77,646,899	79,384,454
Weighted average number of ordinary shares outstanding, diluted	82,665,269	78,054,950	79,384,454
Net (loss)/earnings per share, basic	(0.79)	0.27	(7.43)
Net (loss)/earnings per share, diluted	(0.79)	0.27	(7.43)
Net (loss)/earnings per ADS, basic	(0.61)	0.21	(5.72)
Net (loss)/earnings per ADS, diluted	(0.61)	0.21	(5.72)

Basic and diluted (loss)/earnings per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The Group did not include certain share options in the computation of diluted net loss per share for the years ended December 31, 2022 and 2024, because those share options were anti-dilutive.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

21. Commitments and Contingencies

(a) Commitments

Property management fee obligation

The Group leases office space and branded aesthetic centers under non-cancelable operating lease agreements, which expire at various dates through February 2030. Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2024:

Year ending
December 31,
RMB
2025	14,868
2026	14,167
2027	12,956
2028	12,401
2029 and thereafter	3,715
Total	58,107

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group’s accrued expense for litigation liabilities was RMB2,157 and RMB256 as of December 31, 2023 and 2024, respectively, and the Group recognized RMB5,918, RMB1,084 and RMB59 litigation expense for the years ended December 31, 2022, 2023 and 2024, respectively. The litigations are mainly in connection with infringement of intellectual property right, including rights of reputation and image rights.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

22. Fair Value Measurement

(a) Assets and liabilities measured at fair value on a recurring basis

The following table summarizes, for assets and liabilities measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2023 and 2024:

		As of December 31,
Financial instruments	Fair value hierarchy	2023	2024
		RMB	RMB
Short-term investments (Note 8)	Level 2	100,311	41,221
Equity investments with readily determinable fair values (Note 8)	Level 1	3,560	2,346

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

As of December 31, 2023 and 2024, gross unrealized gains of RMB311 and gross unrealized loss of RMB29 were recorded on short-term investments, respectively.

Equity investments with readily determinable fair values

The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Other financial instruments

As of December 31, 2023 and 2024, the carrying values of the following financial instruments are approximated to the fair values. They are not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Cash and cash equivalents, restricted cash, term deposits, trade receivables, other receivables recorded in prepayment and other current assets, amounts due from/to related parties and receivables from online payment platforms are the financial instruments with carrying amounts that are approximated to the fair values due to their short-term nature. Loan receivables and long-term deposits are measured at amortized cost. Borrowings and accrued interest payables are carried at amortized cost. The carrying amount of the loan receivables, long-term deposits, borrowings and accrued interest payables are approximated to their respective fair values as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Investments under the measurement alternative method and equity method are reviewed periodically for impairment using fair value measurement. As of December 31, 2022, 2023 and 2024, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment losses incurred and recorded in earnings for the years then ended. The Group recognized impairment losses of RMB7,945, RMB444 and RMB7,350 for those investments for the years ended December 31, 2022, 2023 and 2024, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

22. Fair Value Measurement (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis (Continued)

The Group’s non-financial assets, such as intangible asset, goodwill, property and equipment and operating lease assets, are measured at fair value only if they are determined to be impaired. The inputs used to measure the estimated fair value of such assets are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs used. For the years ended December 31, 2022, 2023 and 2024, the Group recognized nil, nil and RMB540,009 of impairment loss for the goodwill, and RMB1,350, RMB844 and nil of impairment loss for the property and equipment based on management’s assessment.

23. Related Party Transactions

During the years ended December 31, 2022, 2023 and 2024, other than disclosed elsewhere, the Company mainly had the following related party transactions:

Name of entity or individual	Relationships with the Group
Beijing Mevos	Equity investment
Chengdu Zhisu	Equity investment
First BCC	Equity investment
Xingying	Equity investment
Sharing New Medical	Equity investment
Beijing Souyang	Equity investment
Zhejiang Xinyang	Equity investment
Wuhan Future Light Property Service Co., Ltd. (“Future Light”)	Immediate family of subsidiary’s shareholder
Wuhan Yinchuxing Technology Development Co., Ltd. (“Yinchuxing”)	Immediate family of subsidiary’s shareholder
Chutian Laser Group (“Chutian”)	Immediate family of subsidiary’s shareholder

(a) The Group entered into the following transactions with related parties

(i) Provision of service

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Chengdu Zhisu	1,225	1,176	—
Xingying	836	1,157	681
First BCC	—	—	2,012
Others	—	124	213

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

23. Related Party Transactions (Continued)

(a) The Group entered into the following transactions with related parties (Continued)

(ii) Loan advanced to the related parties

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Sharing New Medical	18,130	8,330	4,954
Zhejiang Xinyang	—	—	500

(iii) Repayment of the loan advanced to the related parties

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Sharing New Medical	—	18,620	13,230

(iv) Interest income from related parties

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Sharing New Medical	1,148	868	377

(v) Impairment of amount due from related parties

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Sharing New Medical	—	—	13,843

(vi) Cost of revenues and expense occurred to the related parties

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Beijing Mevos	1,637	716	274
Future Light	1,348	1,696	1,149
Beijing Souyang	582	318	—
Yinchuxing	407	412	412
Chutian	113	134	134
Others	—	189	168

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

23. Related Party Transactions (Continued)

(b) Amount due from/ to related parties

(i) Amount due from related parties

	As of December 31,
	2023	2024
	RMB	RMB
Sharing New Medical (1)	8,489	—
Beijing Souyang	638	638
Zhejiang Xinyang	—	500
Others	85	80

(ii) Amount due to related parties

	As of December 31,
	2023	2024
	RMB	RMB
First BCC	—	412
Xingying	66	—
Beijing Mevos	65	65
Beijing Souyang	236	—
Others	21	—
(1)The balance as of December 31, 2023 and 2024 represents a loan provided to Sharing New Medical with a term of one year and an annual interest rate of 4.35%, and full allowance for credit losses was recognized in the year ended December 31, 2024.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

24. Segment Information (Continued)

The CODM uses gross profit to assess the Company’s overall performance, compare actual results to budgets, and guide decisions on capital investments and other resource allocations. The table below summarizes gross profit related segment information used by the CODM to evaluate the Company’s performance. The Group does not allocate any assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues:
So-Young	1,017,170	1,230,583	1,198,573
Wuhan Miracle	242,339	268,756	269,551
Total	1,259,509	1,499,339	1,468,124
Elimination	(1,635)	(1,310)	(1,426)
Consolidated total revenues	1,257,874	1,498,029	1,466,698

Cost of revenues:
So-Young	(259,940)	(404,375)	(423,988)
Wuhan Miracle	(134,369)	(140,635)	(144,722)
Total	(394,309)	(545,010)	(568,710)
Elimination	1,017	674	1,125
Consolidated total cost of revenues	(393,292)	(544,336)	(567,585)

Gross profit:
So-Young	757,230	826,208	774,585
Wuhan Miracle	107,970	128,121	124,829
Total	865,200	954,329	899,414
Elimination	(618)	(636)	(301)
Consolidated gross profit	864,582	953,693	899,113

The following table set forth the breakdown of net revenues by type of good or service for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
So-Young:
Information, reservation services and others	998,834	1,151,532	929,455
Aesthetic treatment services	—	12,959	169,263
Sales of medical products and maintenance services	18,336	66,092	99,855
Wuhan Miracle:
Sales of medical products and maintenance services	242,339	268,756	269,551
Elimination	(1,635)	(1,310)	(1,426)
Total revenues	1,257,874	1,498,029	1,466,698

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

24. Segment Information (Continued)

The following table presents the depreciation expenses of property and equipment in cost of revenues by segment for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
So-Young	3,676	5,955	8,519
Wuhan Miracle	1,855	1,220	1,101
Total depreciation expenses of property and equipment	5,531	7,175	9,620

The following table presents the amortization expenses of intangible assets in cost of revenues by segment for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
So-Young	9,649	9,532	9,528
Wuhan Miracle	12,667	12,667	10,202
Total amortization expense of intangible assets	22,316	22,199	19,730

25. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Due to restrictions on distribution of share capital and statutory reserves in the PRC, total restrictions placed on distribution of net assets of the Group’s PRC subsidiaries, the VIEs and VIE’s subsidiaries was RMB1,143,936 and RMB1,148,577 as of December 31, 2023 and 2024, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

26. Additional Information—Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments or guarantees as of December 31, 2024.

(a)Condensed balance sheets of So-Young International Inc.

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	8,228	22,732	3,114
Amounts due from Group companies	1,647,534	1,894,656	259,567
Term deposits and short-term investments	283,308	—	—
Prepayment and other current assets	7,683	3,918	537
Total current assets	1,946,753	1,921,306	263,218
Non-current assets:
Investment in subsidiaries and VIEs	565,304	—	—
Total non-current assets	565,304	—	—
Total assets	2,512,057	1,921,306	263,218

Liabilities
Current liabilities:
Amounts due to VIE companies	41,928	27,518	3,770
Amounts due to Group companies	24,856	25,866	3,544
Accrued expenses and other current liabilities	1,144	1,204	163
Total current liabilities	67,928	54,588	7,477
Non-current liabilities:
Investment deficit of subsidiaries and VIEs	—	27,597	3,781
Total non-current liabilities	—	27,597	3,781
Total liabilities	67,928	82,185	11,258

Shareholders’ deficit
Treasury stock	(358,453)	(376,690)	(51,606)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2023 and December 31, 2024; 73,688,044 and 63,422,436 shares issued and outstanding as of December 31, 2023; 77,897,969 and 65,659,510 shares issued and outstanding as of December 31, 2024, respectively)	238	253	35
Class B ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2023 and December 31, 2024; 12,000,000 shares issued and outstanding as of December 31, 2023 and December 31, 2024)	37	37	5
Additional paid-in capital	3,080,433	3,069,799	420,561
Statutory reserves	33,855	40,552	5,556
Accumulated deficit	(330,166)	(926,390)	(126,915)
Accumulated other comprehensive income	18,185	31,560	4,324
Total shareholders’ equity	2,444,129	1,839,121	251,960
Total liabilities and shareholders’ equity	2,512,057	1,921,306	263,218

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

26. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(b)Condensed statements of comprehensive (loss)/income of So-Young International Inc.

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(e)

Operating expenses:
General and administrative expenses	(9,659)	(8,786)	(5,649)	(774)
Loss from operations	(9,659)	(8,786)	(5,649)	(774)
Share of (loss)/income of subsidiaries and VIEs	(55,104)	17,230	(596,115)	(81,667)
Income/(loss) from non-operations	(791)	12,836	12,237	1,676
Net (loss)/income	(65,554)	21,280	(589,527)	(80,765)

Net (loss)/income	(65,554)	21,280	(589,527)	(80,765)
Other comprehensive (loss)/income:
Foreign currency translation adjustment	87,998	14,078	13,375	1,832
Total comprehensive (loss)/income	22,444	35,358	(576,152)	(78,933)

(c)Condensed statements of cash flows of So-Young International Inc.

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net cash used in operating activities	(54,390)	(7,914)	(20,867)	(2,859)

Cash flows from investing activities:
Purchase of short-term investments and term deposits	(201,348)	(491,162)	—	—
Proceeds from maturities of short-term investments and term deposits	318,785	411,184	285,025	39,048
Loans to Group companies	(82,766)	(178,985)	(244,570)	(33,506)
Repayments from Group companies	41,383	237,747	31,499	4,315
Net cash provided by/(used in) investing activities	76,054	(21,216)	71,954	9,857

Cash flows from financing activities:
Net cash used in financing activities	(14,247)	(125,426)	(61,512)	(8,427)

Effect of exchange rate changes on cash and cash equivalents	79,877	19,684	24,929	3,416
Net increase/(decrease) in cash and cash equivalents	87,294	(134,872)	14,504	1,987
Cash and cash equivalents at beginning of year	55,806	143,100	8,228	1,127
Cash and cash equivalents at end of year	143,100	8,228	22,732	3,114

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

27. Subsequent Events

In March 2025, the board of directors of the Company authorized an extension of its existing share repurchase program, initially approved on March 18, 2024 (the “Share Repurchase Program”). Under the terms of the Share Repurchase Program, the Company is authorized to repurchase up to US$25,000 in ADSs or ordinary shares over a 12-month period between March 22, 2024 and March 21, 2025. In 2024, the Company repurchased an aggregate of approximately 2.6 million ADSs. The Share Repurchase Program has now been extended for an additional 12-month period through March 31, 2026, with all other terms and conditions remaining unchanged. As of the date of this annual report, the Company has repurchased approximately 3.9 million ADSs (equivalent to 3.0 million ordinary shares) for approximately US$3.8 million under this program.

In March 2025, the board of directors of the Company has declared a special cash dividend of US$0.03445 per ordinary share, or US$0.0265 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2025, U.S. Eastern Time, payable in U.S. dollars. The ex-dividend date will be April 8, 2025. The payment date is expected to be on or around April 25, 2025. Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The total amount of cash to be distributed for the dividend is expected to be approximately US$2.7 million, which will be funded by surplus cash on the Company’s balance sheet.