Form 20-F
period 2025-12-31
So-Young International Inc.
filed 2026-04-23
CIK 1758530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

For the fiscal year ended December 31, 2025.

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

As of December 31, 2025, there were 77,089,482 ordinary shares outstanding, par value of US$0.0005 per share, being the sum of 65,089,482 Class A ordinary shares (excluding treasury shares), par value of US$0.0005 per share and 12,000,000 Class B ordinary shares, par value of US$0.0005 per share.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“ADSs” are to our American depositary shares, with every 13 ADSs representing 10 Class A ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0005 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0005 per share;
●	“the variable interest entities,” “the VIEs” and “the consolidated affiliated entities” are to Beijing So-Young Technology Co., Ltd., or Beijing So-Young, Beijing Chiyan Medical Beauty Consulting, Ltd., or Beijing Chiyan, and Zhuhai So - Young Technology Co., Ltd., or Zhuhai So - Young;
●	“our WFOEs” are to So-Young Wanwei Technology Consulting Co., Ltd., or Beijing Wanwei, and Zhuhai So - Young Medical Management Co., Ltd. or Zhuhai Management;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“So-Young,” “we,” “us,” “our company” and “our” are to So-Young International Inc., our Cayman Islands holding company, its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0005 per share;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“Wuhan Miracle” are to Wuhan Miracle Laser Systems, Inc.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB 6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

So-Young International Inc. is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our subsidiaries in mainland China and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements and their subsidiaries in mainland China. Laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in mainland China through the consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our subsidiaries, the consolidated affiliated entities and their nominee shareholders to control the business operations of the consolidated affiliated entities. The consolidated affiliated entities are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the consolidated affiliated entities, excluding inter-company transactions, accounted for 80.4%, 80.0% and 75.2% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “So-Young” refers to So-Young International Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities and their subsidiaries in mainland China. Investors in our ADSs are not purchasing equity interest in the consolidated affiliated entities in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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
So-Young Medical Management Limited (Hong Kong)
Outside mainland China
Inside mainland China
Beijing So-Young Wanwei Technology Consulting Co., Ltd. ("Beijing Wanwei" or "WFOE")
So-Young (China) Network Technology Co., Ltd.
Zhuhai So-Young Medical Management Co., Ltd. ("Zhuhai Management" or "WFOE")
80%
5%
45.93%
41.67%
Zhuhai So-Young Technology Co., Ltd. (5) ("Zhuhai So-Young")
Beijing So-Young Technology Co., Ltd.(1) ("Beijing So-Young")
Beijing Chiyan Medical Beauty Consulting Co., Ltd.(2) ("Beijing Chiyan")
Wuhan Miracle Laser Systems, Inc ("Wuhan Miracle")
Wuhan Zeqi Technology Co., Ltd.
97.5%
Wuhan Haoweilai Technology Co., Ltd.
Shanxi Tianfu Technology Co., Ltd.
15%
Beijing Shengshi Meiyan Culture Co., Ltd.
Beijing Qingyang Cosmetic Service Co., Ltd. (3)
Shanghai Jiading Tonghua Micro Finance Co., Ltd.
Beijing Meifenbao Technology Co., Ltd.
Chengdu So-Young Internet Hospital Co., Ltd.
Jinbaoxin Shenzhen Insurance Brokers Co., Ltd.
Beijing So-Young Souyang Investment and Management Co., Ltd.
Beijing Qingyang Medical Aesthetic Clinic Co., Ltd.
Chengdu Yiyang Enterprise Management Co., Ltd. (4)
Hainan Yixian Daka Technology Co., Ltd.
Shanghai Biyuhua Internet Technology Co., Ltd.
Hainan So-Young Medical Technology Co., Ltd
Beijing Qingyang Technology Co., Ltd.
Equity interest (100% ownership unless otherwise indicated)
Contractual arrangements

Note:

1)

Shareholders of Beijing So-Young are Mr. Hui Shao, Mr. Xing Jin, and Mr. Tao Yu, holding 59.7%, 37.8%, and 2.5%, respectively, of the equity interest in Beijing So-Young. Mr. Hui Shao, Mr. Xing Jin and Mr. Tao Yu are our beneficiary owners; Mr. Jin is our co-founder, director, chief executive officer and interim chief financial officer, and Mr. Yu is our co-founder, former chief information officer, and a consultant of our company.

2)

Shareholders of Beijing Chiyan are Mr. Tao Yu and Mr. Xing Jin, holding 70% and 30%, respectively, of the equity interest in Beijing Chiyan. Mr. Tao Yu and Mr. Xing Jin are our beneficiary owners; Mr. Jin is our co-founder, director, chief executive officer and interim chief financial officer, and Mr. Yu is our co-founder, former chief information officer, and a consultant of our company.

3)	Beijing Qingyang Cosmetic Service Co., Ltd. is previously known as Beijing So-Young Qingyang Medical Instrument Co., Ltd.
4)	Chengdu Yiyang Enterprise Management Co., Ltd. is previously known as Chengdu Wuhou Yililanhu Medical Aesthetic Clinic Co., Ltd.
5)

Shareholders of Zhuhai So - Young are Mr. Xing Jin and Ms. Gefei Li, holding 99% and 1%, respectively, of the equity interest in Zhuhai So - Young. Mr. Jin is our co - founder, director, chief executive officer and interim chief financial officer, and Ms. Li is our director and chief operating officer.

The following is a summary of the currently effective contractual arrangements (i) by and among our wholly-owned subsidiary, Beijing Wanwei, our consolidate affiliated entities Beijing So-Young and Beijing Chiyan and their respective shareholders; and (ii) by and among our wholly - owned subsidiary, Zhuhai Management, our consolidated affiliated entity Zhuhai So - Young and its shareholders:

●	Powers of Attorney. Pursuant to the powers of attorney, each shareholder of VIEs irrevocably authorized our WFOEs to act on the behalf of such shareholder with respect to all matters concerning the shareholding of the shares in VIEs.
●	Equity Interest Pledge Agreement. Pursuant to the equity pledge agreements, the shareholders pledge 100% of their equity interest in the VIEs to our WFOEs to guarantee the performance by the VIEs and their shareholders of their obligations under the exclusive business cooperation agreements, the exclusive option agreements and the powers of attorney.
●	Spousal Consent Letter. Under the spousal consent letters, the signing spouse unconditionally and irrevocably approved the execution by her spouse of the power of attorney, equity interest pledge agreement and exclusive option agreement, and that her spouse may perform, amend or terminate such agreements without her consent. The signing spouse confirms she will not assert any rights over the equity interests in VIEs held by her spouse.
●	Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreements, our WFOEs have the exclusive right to provide the VIEs with comprehensive technical support, consulting services and other services. Without prior written consent of our WFOEs, the VIEs agree not to accept directly or indirectly the same or any similar services provided by any third party regarding the matters contemplated by these agreements. The VIEs agree to pay our WFOEs service fees. Our WFOEs will have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or developed during the performance of these agreements.
●	Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of the VIEs has irrevocably granted our WFOEs an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under laws of mainland China, all or part of the shareholder’s equity interests in the VIEs.

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

There are also uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated affiliated entities and their nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated affiliated entities is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the agreements that establish the structure for operating our operations in China be deemed as not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated affiliated entities. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the consolidated affiliated entities. Uncertainties in the legal system of mainland China could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the agreements that establish the structure for operating our business in China be deemed as not comply with laws and regulations of mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the consolidated affiliated entities could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the consolidated affiliated entities being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the consolidated affiliated entities. The majority of our revenues are generated by the consolidated affiliated entities. An event that results in the deconsolidation of the consolidated affiliated entities would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our subsidiaries and consolidated affiliated entities in mainland China, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. So-Young International Inc. may not be able to repay its indebtedness, and the ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our subsidiaries in mainland China and consolidated affiliated entities that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be identified as such after we file this annual report on Form 20-F.Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the consolidated affiliated entities or the subsidiaries of the consolidated affiliated entities is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, historical financing activities and cash provided by our operating activities. In 2023, 2024 and 2025, the Cayman Islands holding company transferred cash in the total amount of RMB38.0 million, RMB74.6 million and RMB28.3 million (US$4.0 million) to our subsidiaries in mainland China, the consolidated affiliated entities and their subsidiaries through our offshore intermediate holding entities. For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a consolidated affiliated entity or its subsidiary and no subsidiaries paid dividends or made other distributions to the holding company. The VIEs have paid RMB264.1 million, RMB231.1 million and RMB189.4 million (US$27.0 million) of service fee to the wholly-owned subsidiary in mainland China under the VIE arrangements for the years ended December 31, 2023, 2024 and 2025, respectively. The VIEs expect to continue to settle any service fees incurred under the Exclusive Business Cooperation Agreements.

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

Tax calculation
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of VIE agreements, our subsidiaries in mainland China may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our subsidiaries in mainland China and eliminate in consolidation. For income tax purposes, our subsidiaries and VIEs in mainland China file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our subsidiaries in mainland China and are tax neutral.
(3)	Certain of our subsidiaries and VIEs qualifies for a preferential income tax rate of 15% or 20% in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Selected Condensed Consolidated Statements of Income/(Loss) Information

	For the year ended December 31, 2025
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Third-party revenues from services and sales	—	61,280	315,908	1,146,222	—	1,523,410
Inter-company revenues from services and sales	—	2,095	557,956	235,306	(795,357)	—
Total revenues	—	63,375	873,864	1,381,528	(795,357)	1,523,410
Third-party costs from services and sales	—	(22,069)	(271,959)	(501,695)	—	(795,723)
Inter-company costs from services and sales	—	(942)	(235,267)	(547,997)	784,206	—
Total costs	—	(23,011)	(507,226)	(1,049,692)	784,206	(795,723)
Total operating expenses	(7,297)	(50,210)	(444,739)	(516,147)	4,529	(1,013,864)
Loss from subsidiaries and VIEs	(234,768)	(253,031)	(196,810)	—	684,609	—
Other non-operating (expenses)/income	(236)	27,698	14,852	(30,089)	27,843	40,068
Loss before tax	(242,301)	(235,179)	(260,059)	(214,400)	705,830	(246,109)
Income tax benefits/(expenses)	—	411	3,577	(4,784)	—	(796)
Net loss	(242,301)	(234,768)	(256,482)	(219,184)	705,830	(246,905)
Net (income)/loss attributable to non-controlling interests	—	—	(23,242)	—	27,846	4,604
Net loss attributable to So-Young International Inc.	(242,301)	(234,768)	(279,724)	(219,184)	733,676	(242,301)

	For the year ended December 31, 2024
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Third-party revenues from services and sales	—	123	292,747	1,173,828	—	1,466,698
Inter-company revenues from services and sales	—	9,492	305,341	27,907	(342,740)	—
Total revenues	—	9,615	598,088	1,201,735	(342,740)	1,466,698
Third-party costs from services and sales	—	(11)	(154,051)	(413,523)	—	(567,585)
Inter-company costs from services and sales	—	(4,697)	(19,649)	(312,935)	337,281	—
Total costs	—	(4,708)	(173,700)	(726,458)	337,281	(567,585)
Total operating expenses	(5,649)	(34,459)	(909,768)	(578,746)	5,017	(1,523,605)
Loss from subsidiaries and VIEs	(596,115)	(599,805)	(143,326)	—	1,339,246	—
Other non-operating income/(expenses)	12,237	33,689	24,006	(33,536)	9	36,405
Loss before tax	(589,527)	(595,668)	(604,700)	(137,005)	1,338,813	(588,087)
Income tax (expenses)/benefits	—	(447)	2,598	(1,246)	—	905
Net loss	(589,527)	(596,115)	(602,102)	(138,251)	1,338,813	(587,182)
Net (income)/loss attributable to non-controlling interests	—	—	(2,420)	75	—	(2,345)
Net loss attributable to So-Young International Inc.	(589,527)	(596,115)	(604,522)	(138,176)	1,338,813	(589,527)

	For the year ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Third-party revenues from services and sales	—	461	293,814	1,203,754	—	1,498,029
Inter-company revenues from services and sales	—	868	280,701	19,466	(301,035)	—
Total revenues	—	1,329	574,515	1,223,220	(301,035)	1,498,029
Third-party costs from services and sales	—	(1,294)	(154,899)	(388,143)	—	(544,336)
Inter-company costs from services and sales	—	(468)	(18,605)	(280,781)	299,854	—
Total costs	—	(1,762)	(173,504)	(668,924)	299,854	(544,336)
Total operating expenses	(8,786)	(11,746)	(441,816)	(552,945)	553	(1,014,740)
Income/(Loss) from subsidiaries and VIEs	17,230	(2,015)	9,171	—	(24,386)	—
Other non-operating income	12,836	31,701	23,448	931	—	68,916
Income/(Loss) before tax	21,280	17,507	(8,186)	2,282	(25,014)	7,869
Income tax (expenses)/benefits	—	(277)	10,838	7,514	—	18,075
Net income	21,280	17,230	2,652	9,796	(25,014)	25,944
Net (income)/loss attributable to non-controlling interests	—	—	(4,667)	3	—	(4,664)
Net income/(loss) attributable to So-Young International Inc.	21,280	17,230	(2,015)	9,799	(25,014)	21,280

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2025
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Assets
Cash and cash equivalents	15,364	106,469	187,075	109,305	—	418,213
Restricted cash and term deposits	—	42,173	101	22,409	—	64,683
Trade receivables	—	4,457	32,760	14,315	—	51,532
Receivables from online payment platforms	—	—	1,726	14,570	—	16,296
Amounts due from VIE companies	—	334,495	609,807	—	(944,302)	—
Amounts due from Group companies	1,828,924	128,724	25,465	687,570	(2,670,683)	—
Amounts due from related parties	—	—	91	683	—	774
Term deposits and short-term investments	—	393,472	60,000	—	—	453,472
Inventories	—	8,940	171,536	60,036	(7,123)	233,389
Prepayment and other current assets	3,120	16,908	162,221	63,988	—	246,237
Investment in subsidiaries and VIEs	—	521,250	—	35,082	(556,332)	—
Long-term investments	—	33,509	97,391	143,853	—	274,753
Property and equipment, net	—	177	183,889	110,706	(1,212)	293,560
Intangible assets	—	23,192	108,191	12,714	—	144,097
Deferred tax assets	—	1,822	54,893	12,598	—	69,313
Operating lease right-of-use assets	—	117	220,248	31,270	—	251,635
Goodwill	—	—	—	684	—	684
Other non-current assets	307	23,001	92,945	14,745	—	130,998
Total assets	1,847,715	1,638,706	2,008,339	1,334,528	(4,179,652)	2,649,636

Liabilities
Short-term borrowings	—	—	39,814	—	—	39,814
Taxes payable	—	366	13,173	29,922	—	43,461
Contract liabilities	—	—	23,619	42,329	—	65,948
Salary and welfare payables	—	151	85,468	44,551	—	130,170
Amounts due to VIE companies	27,922	77,242	610,252	—	(715,416)	—
Amounts due to Group companies	31,422	1,783,384	168,307	944,302	(2,927,415)	—
Amounts due to related parties	—	50	65	503	—	618
Accrued expenses and other current liabilities	2,632	9,850	62,599	352,426	—	427,507
Operating lease liabilities-current	—	87	65,232	11,217	—	76,536
Operating lease liabilities-non current	—	—	162,428	20,936	—	183,364
Investment deficit of subsidiaries and VIEs	232,424	—	114,233	—	(346,657)	—
Deferred tax liabilities	—	—	8,451	2,164	—	10,615
Other non-current liabilities	—	—	2,372	411	—	2,783
Total liabilities	294,400	1,871,130	1,356,013	1,448,761	(3,989,488)	980,816

Shareholders’ equity
Non-controlling interests	—	—	93,569	—	21,936	115,505
So-Young International Inc. shareholders’ equity	1,553,315	(232,424)	558,757	(114,233)	(212,100)	1,553,315
Total liabilities and shareholders’ equity	1,847,715	1,638,706	2,008,339	1,334,528	(4,179,652)	2,649,636

	As of December 31, 2024
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Assets
Cash and cash equivalents	22,732	218,322	209,849	136,846	—	587,749
Restricted cash and term deposits	—	43,130	63	23,174	—	66,367
Trade receivables	—	—	43,952	54,822	—	98,774
Receivables from online payment platforms	—	—	3,055	21,200	—	24,255
Amounts due from VIE companies	—	125,130	398,273	—	(523,403)	—
Amounts due from Group companies	1,894,656	56,272	31,330	162,198	(2,144,456)	—
Amounts due from related parties	—	—	85	1,133	—	1,218
Term deposits and short-term investments	—	599,041	—	—	—	599,041
Inventories	—	8,293	100,263	43,198	—	151,754
Prepayment and other current assets	3,918	31,982	88,101	71,201	—	195,202
Investment in subsidiaries and VIEs	—	768,835	—	35,081	(803,916)	—
Long-term investments	—	39,037	97,391	143,853	—	280,281
Property and equipment, net	—	301	82,212	74,264	(1,425)	155,352
Intangible assets	—	—	99,295	27,320	—	126,615
Deferred tax assets	—	1,542	56,241	27,167	—	84,950
Operating lease right-of-use assets	—	518	42,603	119,643	—	162,764
Goodwill	—	—	—	684	—	684
Other non-current assets	—	1,193	137,750	61,209	—	200,152
Total assets	1,921,306	1,893,596	1,390,463	1,002,993	(3,473,200)	2,735,158

Liabilities
Short-term borrowings	—	—	69,771	—	—	69,771
Taxes payable	—	961	12,809	48,092	—	61,862
Contract liabilities	—	—	22,150	54,429	—	76,579
Salary and welfare payables	—	3,190	58,449	49,757	—	111,396
Amounts due to VIE companies	27,518	62,240	72,440	—	(162,198)	—
Amounts due to Group companies	25,866	1,849,267	107,125	523,403	(2,505,661)	—
Amounts due to related parties	—	—	65	412	—	477
Accrued expenses and other current liabilities	1,204	5,054	28,018	230,940	—	265,216
Operating lease liabilities-current	—	297	12,735	31,873	—	44,905
Operating lease liabilities-non current	—	184	32,799	92,217	—	125,200
Investment deficit of subsidiaries and VIEs	27,597	—	34,576	—	(62,173)	—
Deferred tax liabilities	—	—	13,391	6,367	—	19,758
Other non-current liabilities	—	—	1,264	—	—	1,264
Total liabilities	82,185	1,921,193	465,592	1,037,490	(2,730,032)	776,428

Shareholders’ equity
Non-controlling interests	—	—	166,339	79	(46,809)	119,609
So-Young International Inc. shareholders’ equity	1,839,121	(27,597)	758,532	(34,576)	(696,359)	1,839,121
Total liabilities and shareholders’ equity	1,921,306	1,893,596	1,390,463	1,002,993	(3,473,200)	2,735,158

	As of December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Assets
Cash and cash equivalents	8,228	84,120	189,736	144,035	—	426,119
Restricted cash and term deposits	—	—	65	14,630	—	14,695
Trade receivables	—	—	17,632	39,587	—	57,219
Receivables from online payment platforms	—	—	5,005	18,153	—	23,158
Amounts due from VIE companies	—	45,304	265,090	—	(310,394)	—
Amounts due from Group companies	1,647,534	52,422	18,212	137,937	(1,856,105)	—
Amounts due from related parties	—	—	85	9,127	—	9,212
Term deposits and short-term investments	283,308	572,362	29,000	16,153	—	900,823
Inventories	—	—	102,925	15,999	—	118,924
Prepayment and other current assets	7,683	23,027	99,553	46,289	(4,778)	171,774
Investment in subsidiaries and VIEs	565,304	1,351,903	98,368	34,691	(2,050,266)	—
Long-term investments	—	3,560	93,000	164,456	—	261,016
Property and equipment, net	—	45	88,071	29,082	(416)	116,782
Intangible assets	—	—	117,230	28,023	—	145,253
Deferred tax assets	—	1,519	52,798	23,717	—	78,034
Operating lease right-of-use assets	—	—	58,950	59,458	—	118,408
Goodwill	—	—	540,009	684	—	540,693
Other non-current assets	—	59,844	122,661	49,950	—	232,455
Total assets	2,512,057	2,194,106	1,898,390	831,971	(4,221,959)	3,214,565

Liabilities
Short-term borrowings	—	—	29,825	—	—	29,825
Taxes payable	—	932	13,007	42,955	—	56,894
Contract liabilities	—	—	25,243	78,131	—	103,374
Salary and welfare payables	—	674	51,517	34,099	—	86,290
Amounts due to VIE companies	41,928	25,372	70,637	—	(137,937)	—
Amounts due to Group companies	24,856	1,601,314	91,998	310,394	(2,028,562)	—
Amounts due to related parties	—	—	301	87	—	388
Accrued expenses and other current liabilities	1,144	510	33,266	203,771	(4,778)	233,913
Operating lease liabilities-current	—	—	12,521	17,218	—	29,739
Operating lease liabilities-non current	—	—	44,956	41,254	—	86,210
Deferred tax liabilities	—	—	19,385	5,697	—	25,082
Other non-current liabilities	—	—	1,536	—	—	1,536
Total liabilities	67,928	1,628,802	394,192	733,606	(2,171,277)	653,251

Shareholders’ equity
Non-controlling interests	—	—	163,997	(3)	(46,809)	117,185
So-Young International Inc. shareholders’ equity	2,444,129	565,304	1,340,201	98,368	(2,003,873)	2,444,129
Total liabilities and shareholders’ equity	2,512,057	2,194,106	1,898,390	831,971	(4,221,959)	3,214,565

Selected Condensed Consolidated Cash Flows Information

	For the year ended December 31, 2025
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company receipts/(payments) related to service and sales	—	9,152	134,394	(143,546)	—	—
Other operating/administrative activities with external parties	(4,997)	(18,684)	(362,430)	280,720	—	(105,391)
Net cash (used in)/provided by operating activities	(4,997)	(9,532)	(228,036)	137,174	—	(105,391)
Purchase of short-term investments and term deposits	(28,576)	(663,709)	(180,000)	—	—	(872,285)
Proceeds from maturities of short-term investments and term deposits	28,412	817,184	180,000	—	—	1,025,596
Loans to Group companies	(53,138)	(267,977)	(37,003)	(366,026)	724,144	—
Repayments from Group companies	77,791	—	17,780	114,654	(210,225)	—
Cash (disposed of)/acquired from the transfer of businesses under common control	—	(504)	9,330	(8,826)	—	—
Other investing activities with external parties	—	(14,992)	(61,526)	(119,600)	—	(196,118)
Net cash provided by/(used in) investing activities	24,489	(129,998)	(71,419)	(379,798)	513,919	(42,807)
Borrowings under loan from Group companies	—	64,762	427,046	232,336	(724,144)	—
Repayments to borrowings under loan from Group companies	—	(77,791)	(114,654)	(17,780)	210,225	—
Other financing activities with external parties	(27,754)	(50)	(35,611)	(288)	—	(63,703)
Net cash (used in)/provided by financing activities	(27,754)	(13,079)	276,781	214,268	(513,919)	(63,703)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	894	(2,374)	—	—	—	(1,480)
Net decrease in cash, cash equivalents and restricted cash	(7,368)	(154,983)	(22,674)	(28,356)	—	(213,381)
Cash, cash equivalents and restricted cash at the beginning of the year	22,732	261,452	209,850	151,935	—	645,969
Cash, cash equivalents and restricted cash at the end of the year	15,364	106,469	187,176	123,579	—	432,588

	For the year ended December 31, 2024
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company (payments)/receipts related to service and sales	—	(19,404)	225,413	(206,009)	—	—
Other operating/administrative activities with external parties	(20,867)	62,795	(274,080)	206,519	—	(25,633)
Net cash (used in)/provided by operating activities	(20,867)	43,391	(48,667)	510	—	(25,633)
Purchase of short-term investments and term deposits	—	(865,988)	(301,000)	—	—	(1,166,988)
Proceeds from maturities of short-term investments and term deposits	285,025	896,085	330,000	16,000	—	1,527,110
Loans to Group companies	(244,570)	(85,631)	(11,000)	—	341,201	—
Repayments from Group companies	31,499	34,992	—	—	(66,491)	—
Other investing activities with external parties	—	(36,994)	1,891	(67,980)	—	(103,083)
Net cash provided by/(used in) investing activities	71,954	(57,536)	19,891	(51,980)	274,710	257,039
Borrowings under loan from Group companies	—	244,571	14,103	82,527	(341,201)	—
Repayments to borrowings under loan from Group companies	—	(31,500)	(5,213)	(29,778)	66,491	—
Other financing activities with external parties	(61,512)	—	40,000	—	—	(21,512)
Net cash (used in)/provided by financing activities	(61,512)	213,071	48,890	52,749	(274,710)	(21,512)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	24,929	(21,594)	—	—	—	3,335
Net increase in cash, cash equivalents and restricted cash	14,504	177,332	20,114	1,279	—	213,229
Cash, cash equivalents and restricted cash at the beginning of the year	8,228	84,120	189,736	150,656	—	432,740
Cash, cash equivalents and restricted cash at the end of the year	22,732	261,452	209,850	151,935	—	645,969

	For the year ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Parent	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	RMB
	(in thousands)
Condensed Consolidating Schedules of Cash Flows
Inter-company receipts/(payments) related to service and sales	—	870	238,218	(239,088)	—	—
Other operating/administrative activities with external parties	(7,914)	18,271	(255,721)	267,865	—	22,501
Net cash (used in)/provided by operating activities	(7,914)	19,141	(17,503)	28,777	—	22,501
Purchase of short-term investments and term deposits	(491,162)	(1,219,379)	(493,882)	(31,000)	—	(2,235,423)
Proceeds from maturities of short-term investments and term deposits	411,184	1,252,474	424,435	15,000	—	2,103,093
Loans to Group companies	(178,985)	(241,488)	(1,950)	(57,680)	480,103	—
Repayments from Group companies	237,747	26,523	589	73,982	(338,841)	—
Other investing activities with external parties	—	(7,161)	(1,439)	(61,681)	—	(70,281)
Net cash used in investing activities	(21,216)	(189,031)	(72,247)	(61,379)	141,262	(202,611)
Borrowings under loan from Group companies	—	420,170	42,921	17,012	(480,103)	—
Repayments to borrowings under loan from Group companies	—	(285,752)	(42,500)	(10,589)	338,841	—
Other financing activities with external parties	(125,426)	—	25,411	—	—	(100,015)
Net cash (used in)/provided by financing activities	(125,426)	134,418	25,832	6,423	(141,262)	(100,015)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	19,684	(7,819)	—	—	—	11,865
Net decrease in cash, cash equivalents and restricted cash	(134,872)	(43,291)	(63,918)	(26,179)	—	(268,260)
Cash, cash equivalents and restricted cash at the beginning of the year	143,100	127,411	253,654	176,835	—	701,000
Cash, cash equivalents and restricted cash at the end of the year	8,228	84,120	189,736	150,656	—	432,740

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	the online medical aesthetic service industry is rapidly evolving, which makes it difficult to evaluate our future prospects. For details, please refer to page 19;
●	we have experienced revenue and profitability declines in the past, and we cannot guarantee that we will be able to maintain revenue or profitability growth in the future. If we are unable to maintain growth, our business and prospects may be materially and adversely affected. For details, please refer to page 20;
●	we may be subject to consumer claims, regulatory or professional investigations and litigations regarding the medical information and services offered on our platform, aesthetic care offered in our branded aesthetic centers and services and products offered by us, which could materially and adversely affect our brand, reputation, and results of operations. For details, please refer to page 20;
●	characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits may have material impacts on our operations. For details, please refer to page 22;
●	our expansion plans, including our plans to expand into new business lines, business categories and geographic areas, are subject to uncertainties and risks, and we may not be able to successfully manage our expanded operations. For details, please refer to page 22;
●	our future growth depends on our ability to continuously extend the footprint of our branded aesthetic center network and successfully manage its operational performance. For details, please refer to page 23;
●	our limited operating history in aesthetic centers makes it difficult to predict our prospects and our business and financial performance. For details, please refer to page 23;
●	our aesthetic centers require various approvals, licenses and permits to operate our business and the loss or failure to obtain or renew any or all of these approvals, licenses and permits could materially and adversely affect our results of operations and business prospects. For details, please refer to page 24;
●	we face risks associated with our acquisition of Wuhan Miracle and its business. For details, please refer to page 24;
●	if we fail to anticipate user preferences and provide high-quality and reliable content in a cost-effective manner, we may not be able to attract and retain users to remain competitive. For details, please refer to page 25;

●	if content providers do not continue to contribute content that is high-quality, reliable or otherwise valuable to our users, we may experience a decline in user traffic and user engagement. For details, please refer to page 25;
●	our business may be materially and adversely affected by an unfavorable market perception of the overall medical aesthetic industry. For details, please refer to page 26;
●	we depend significantly on the strength of our brand and reputation. Any failure to maintain and enhance, or any damage to, our brand image or reputation could materially and adversely affect our business, results of operations, financial condition and prospects. For details, please refer to page 26;
●	if we fail to meet the changes or developments in the regulatory framework in China with respect to the provision of online medical aesthetic services industry, our reputation may be harmed and our financial condition and results of operations may be materially and adversely affected. For details, please refer to page 26;
●	we face risks related to health epidemics, natural disasters, and other outbreaks, which could significantly disrupt our operations. For details, please refer to page 27; and
●	our business generates and processes data in the ordinary course, and we are required to comply with laws of mainland China relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations. For details, please refer to page 27; and
●	our business is subject to data privacy laws and regulations in jurisdictions other than China. Any failure or perceived failure to comply with such laws and regulations could have a material and adverse impact on our business, financial condition and results of operations. For details, please refer to page 29.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	if the agreements that establish the structure for operating our operations in China be deemed as not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. For details, please refer to page 41;
●	we rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control. For details, please refer to page 42; and
●	any failure by the consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. For details, please refer to page 43.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	the PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections. For details, please refer to page 46; and
●	Our ADSs may be prohibited from trading in the United States under the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, please refer to page 46.

Risks Related to Our ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	the trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to investors. For details, please refer to page 57;
●	we cannot guarantee that any share repurchase program will enhance long - term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves. For details, please refer to page 58; and
●	our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, please refer to page 58.

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

Our total revenues decreased by 2.1% from RMB1,498.0 million in 2023 to RMB1,466.7 million in 2024, and increased by 3.9% to RMB1,523.4 million (US$217.8 million) in 2025. Our gross profit decreased by 5.7% from RMB953.7 million in 2023 to RMB899.1 million in 2024, and decreased by 19.1% to RMB727.7 million (US$104.1 million) in 2025. Our gross margin decreased from 63.7% in 2023 to 61.3% in 2024, and decreased to 47.8% in 2025. We cannot assure you that we will be able to maintain revenue or profitability growth in the future. Our total revenues and gross profit may decline in the future for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing down of China’s medical aesthetic industry, emergence of alternative business models, and general economic conditions. If we are unable to maintain growth, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

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

Any incorrect decisions on the part of our service providers or any incorrect decisions made by our branded aesthetic centers may result in undesirable or unexpected outcomes, including complications, injuries and potentially death in the most extreme cases. We may be subject to complaints, claims or legal proceedings initiated by our users as a result of any negative physical reaction to services reserved on our platform or services provided by ourselves. In addition, unsatisfactory services provided by the doctors may result in users bring complaints and claims to us. We have implemented a strict procedure to verify the qualifications and required licenses of the medical service providers we partner with. However, we cannot assure you that all our medical service providers are fully licensed and qualified as required by laws of mainland China. Pursuant to the PRC E-Commerce Law that became effective on January 1, 2019, we are required to verify the identities of the persons doing online businesses over our platform (such as medical service providers on our platform), including but not limited to verification of business licenses and other required qualifications or licenses, and shall take necessary steps if we find out or should have found out that services provided by a service provider do not comply with the requirements of health and safety protections. If we are deemed to have failed to verify the service providers’ qualifications and licenses, or failed to otherwise perform our obligations as a platform with respect to services that are pertinent to the life and health of consumers provided through our platform, we may be subject to potential sanctions under laws of mainland China, including suspension of certain business activities, rectification, compensation, and administrative penalties, and may face civil and criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Consumer Protection” and “—Regulation—Regulations on E-commerce.” Moreover, failure to perform medical services in accordance with various evolving laws and regulations of mainland China could expose us to penalties, claims, regulatory actions or litigations. As of the date of this annual report, certain of the subsidiaries are engaging in aesthetic medical services. We may not be able to avoid malpractice, medical negligence or misconduct exposure, including malpractice, medical negligence or misconduct by our personnel, machine or equipment error. We cannot assure you that we will not be involved in malpractice, medical negligence or misconduct claims in the future. These claims may be brought against us by way of legal proceedings or lodging of formal complaints with the licensing regulatory bodies. Any non-compliance with the regulations may expose us to regulatory actions and administrative penalties, and negatively affect our business operation and financial position. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Medical Liabilities” And “—Regulation—Regulations on Aesthetic Medical Services.”

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

As the online medical aesthetic service industry in China remains in a stage of sustainable development, applicable laws and regulations may be adopted from time to time to address new issues and may require additional licenses and permits other than those we currently have obtained. As a result, uncertainties exist with regard to the implementation and interpretation of and compliance with current and any future laws and regulations applicable to our business. We cannot assure you that we will be able to meet all the applicable regulatory requirements or comply with all the applicable regulations and guidelines at all times. Failure to do so could result in sanctions, fines, penalties or other disciplinary actions, including, among other things, limitations or prohibitions on our future business activities, which may harm our reputation, and consequently materially and adversely affect our financial condition and results of operations.

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

In December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulate that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. On January 1, 2025, the Administration Regulations on Cyber Data Security came into effect, requiring network data processors to undergo a national security review if their data processing activities impact or may impact national security. As these laws and regulations are relatively new, certain concepts thereunder, including the exact scope of the term “critical information infrastructure operators” and “network platform operators”, remain subject to further clarification.

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

We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, our platform currently offers original short videos created by ourselves and our service providers. In the past, our platform also provided live video broadcasting. According to the PRC Administrative Provisions on Internet Audio-Visual Program Services, a provider of online audio-visual service is required to obtain a license for online transmission of audio-visual programs, or Audio-Visual License. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Internet Audio-Visual Program Services.” We have not obtained the Audio-Visual License for providing internet audio-visual program services and content through our platform in China and we may not be eligible for the Audio-Visual License, because the current laws and regulations of mainland China require an applicant to be a wholly state-owned or state-controlled entity. In addition, because uncertainty remains regarding the interpretation of relevant concepts including “online publications” under the current laws and regulations of mainland China, the provision of content by ourselves, including articles on medical aesthetic services, on our online platform may be considered “online publishing” and we may be required to obtain an Internet Publishing License, which we currently do not have. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Online Publishing.” According to the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation), internet diagnosis and treatment activity shall be provided by medical institution that has obtained the Medical Institution Practicing License and the medical institution shall apply for registration of Internet diagnosis and treatment activity. However, the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation) does not provide a clear definition on the Internet diagnosis and treatment activity. We may be required to obtain additional Medical Institution Practicing License if certain interactive medical aesthetic feature provided by on our platform is further defined by the competent regulatory authority as internet diagnosis and treatment activity. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Internet Medical Services.”

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

As of December 31, 2025, we had not received any notice of warning or been subject to penalties or other disciplinary action from the governmental authorities for lack of any material approvals and permits. However, we cannot assure you that we will not be subject to any warning, investigations or penalties in the future. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that apply retroactively or require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits, or subject to various penalties, including fines, termination or restrictions of the part of our business, revocation of our business licenses or fines on our historical practices, which may adversely affect our business and materially and adversely affect our business, financial conditions and results of operations.

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

While we have generated net income historically, we incurred net loss in 2024 and 2025. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, attract users, further enhance and develop our service offerings, enhance our technology capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the transaction volume achieved on our platform may be lower than expected, which may lead to lower-than-expected revenues. Furthermore, we have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate majority of our total revenues from information, reservation services fees charged to aesthetic practitioners we partner with, aesthetic treatment services provided at our aesthetic centers and sales of medical products and maintenance services. Any material decreases in our information or reservation services fees, aesthetic treatment services fees or sales of medical products and maintenance services would have a substantial impact on our financial condition. As a result of the foregoing and other factors, we may again incur net losses in the future.

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

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We currently maintain directors and officers liability insurance, public liability insurance, and property insurance for some of our entities. In addition, we maintain property insurance and public liability insurance for our aesthetic centers. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The Federal Reserve and other central banks outside of China have raised interest rates. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The Russia-Ukraine conflict, the Hamas-Israel conflict the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

We have adopted the Second Amended and Restated 2018 Share Plan, or the 2018 Plan, in March 2019 for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2018 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the 2018 Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. As of February 28, 2026, options to purchase 36,485 ordinary shares were granted and outstanding under the 2018 Plan.

Our board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards shall initially be 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of this Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by our board of directors. As of February 28, 2026, 105,268 awards have been granted and outstanding under the 2021 Plan.

Our board of directors approved the 2023 Share Incentive Plan, or the 2023 Plan, in February 2023. Under the 2023 Plan, the maximum aggregate number of shares available for granting of awards shall be 3,000,000 Class A ordinary shares (including those represented by ADSs). As of February 28, 2026, 691,949 awards have been granted and outstanding under the 2023 Plan.

We recorded RMB36.3 million, RMB32.7 million and RMB8.9 million (US$1.3 million) in 2023, 2024 and 2025, respectively, in share-based compensation expenses. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2025.

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

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, since early 2025, the United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, among other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that So-Young International Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our vehicles, and thus negatively affect our business, prospects, financial condition, and results of operations.

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

Risks Related to Our Corporate Structure

If the agreements that establish the structure for operating our operations in China be deemed as not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain telecommunication businesses and certain other businesses, such as provision of online medical aesthetic information and services, is subject to restrictions under current laws and regulations of mainland China. Specifically, foreign ownership of online medical aesthetic information and service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are an exempted company incorporated in the Cayman Islands. Beijing So-Young Wanwei Technology Consulting Co., Ltd., or Beijing Wanwei and Zhuhai So-Young Medical Management Co., Ltd. or Zhuhai Management are our subsidiaries in mainland China and wholly foreign-owned enterprises under laws of mainland China. To comply with laws and regulations of mainland China, we conduct our businesses in China through Beijing So-Young Technology Co., Ltd., or Beijing So-Young, Beijing Chiyan Medical Beauty Consulting Co., Ltd., or Beijing Chiyan and Zhuhai So-Young Technology Co., Ltd., or Zhuhai So-Young, the consolidated affiliated entities, and their subsidiaries, based on a series of contractual arrangements (i) by and among our wholly-owned subsidiary, Beijing Wanwei, our consolidate affiliated entities Beijing So-Young and Beijing Chiyan and their respective shareholders; and (ii) by and among our wholly-owned subsidiary, Zhuhai Management, our consolidate affiliated entity Zhuhai So-Young and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Because of these contractual arrangements, we are the primary beneficiary of the consolidated affiliated entities and consolidate their financial results under U.S. GAAP.

We are a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in China through (i) our subsidiaries in mainland China and (ii) the variable interest entities with which we have maintained contractual arrangements and their subsidiaries in China. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with regulatory restrictions in mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs which contribute to 75.2% of our revenues excluding inter-company transactions in 2025. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

In the opinion of our PRC legal counsel, CM Law Firm, the ownership structure of Beijing Wanwei, Zhuhai Management and the consolidated affiliated entities does not result in any violation of laws and regulations of mainland China currently in effect, and the contractual arrangements (i) between Beijing Wanwei, the consolidated affiliated entities, Beijing So-Young and Beijing Chiyan, and their respective shareholders and (ii) between Zhuhai Management, the consolidated affiliated entity, Zhuhai So-Young, and its respective shareholders as governed by laws of mainland China do not result in any violation of laws or regulations of mainland China currently in effect. However, we have been further advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

The shareholders of Beijing So-Young are Mr. Hui Shao, Mr. Xing Jin and Mr. Tao Yu, the shareholders of Beijing Chiyan are Mr. Xing Jin and Mr. Tao Yu and the shareholders of Zhuhai So-Young are Mr. Xing Jin and Ms. Gefei Li. Mr. Xing Jin is our co-founder, director, chief executive officer and interim chief financial officer. Mr. Tao Yu is our co-founder, former chief information officer, and a consultant of our company and Ms. Li is our director and chief operating officer. Nevertheless, conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of the consolidated affiliated entities. These shareholders may breach, or cause the consolidated variable entities to breach, or refuse to renew, the VIE Contractual Arrangements we have with them and the consolidated variable entities, which would have a material and adverse effect on our ability to effectively control the consolidated variable entities and receive economic benefits from such entity. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe fiduciary duties to our company, including duties to act in good faith and in what they believe to be the best interest of our company and not to use their positions for personal gain. The shareholders of the consolidated affiliated entities have executed powers of attorney to appoint WFOEs or a person designated by WFOEs to vote on their behalf and exercise voting rights as shareholders of the consolidated affiliated entities. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our consolidated affiliated entities owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the consolidated affiliated entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations of mainland China, and adjust income of the consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the consolidated affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOEs’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our affiliated entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law of the PRC, which became effective on January 1, 2020. Pursuant to the regulations, in the event of any discrepancy between the Foreign Investment law and the regulations and relevant requirements for foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the regulations shall prevail. However, the regulations still remain silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the laws and regulations of mainland China. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Under laws and regulations of mainland China, wholly foreign-owned enterprises in mainland China, such as Beijing Wanwei and Zhuhai Management, may pay dividends only out of their accumulated profits as determined in accordance with accounting standards and regulations of mainland China. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on accounting standards in mainland China to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our subsidiary in mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The HFCAA, as amended by the Consolidated Appropriations Act, 2023, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be so identified after we file this annual report on Form 20-F.

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

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and five relevant guidelines on the application of Regulatory Rules, or, collectively, the Filing Rules, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. The Filing Rules establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Filing Rules, domestic companies that directly or indirectly offer or list their securities in an overseas market should file with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the mainland China. According to the Filing Rules, the issuer or its affiliated domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, a listed company like us is required to submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines to the domestic companies, and a warning and fines on the controlling shareholder, the actual controller and other responsible persons. The Filing Rules also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises and additional reporting obligations for listed companies in the case of material changes. However, as the Filing Rules were recently promulgated, there remain uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing. For more details of the Filing Rules, please refer to “Item 4.Information on the Company-B. Business Overview-Regulations-Regulations Relating to M&A Rules and Overseas Listing.”

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

The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our subsidiaries in mainland China and the variable interest entities. Our operations in China are governed by laws and regulations of mainland China. The PRC government pays close attention to the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The convertibility of the Renminbi into foreign currencies is regulated and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our subsidiary in mainland China to fund any cash and financing requirements we may have. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiary in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our subsidiary in mainland China and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In additional, more restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the PRC authorities. The PRC government may further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Any funds we transfer to our subsidiaries in mainland China, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with governmental authorities in China. According to the regulations of mainland China on foreign-invested enterprises, or FIEs, in China, capital contributions to our subsidiaries in mainland China are subject to registration with the SAMR or its local branches, the information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks. The capital of a FIE may not be used, whether directly or indirectly, (i) to make payments for purposes beyond the business scope of the enterprise or which are otherwise prohibited by the law; (ii) for investments in securities or any other instruments other than banks’ principal-secured products unless otherwise specifically permitted by law; (iii) to grant loans to non-affiliated enterprises, except where it is expressly permitted in the enterprise’s business license; and (iv) to pay for expenses related to the purchase of real estate that is not for self-use, unless the enterprise is a PRC foreign-invested real estate enterprise. In addition, (a) any foreign loan procured by our subsidiaries in mainland China and consolidated affiliated entities is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and (b) each of our subsidiaries and consolidated affiliated entities in mainland China may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits (as defined below). See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Foreign Exchange.” Any loan to be provided by us to our subsidiaries in mainland China, consolidated affiliated entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches before the borrowing of such debts. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our subsidiaries in mainland China and consolidated affiliated entities. If we fail to receive such approvals or complete such registration or filing, our ability to capitalize our operations in mainland China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our subsidiaries in mainland China. This is because there is no statutory limit on the amount of registered capital for our subsidiaries in mainland China, and we are allowed to make capital contributions to our subsidiaries in mainland China by subscribing for their initial registered capital and increased registered capital, provided that the subsidiaries in mainland China complete the relevant filing and registration procedures. With respect to loans to the subsidiaries in mainland China by us, (i) if the subsidiaries in mainland China adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the subsidiaries in mainland China and there is, in effect, no statutory limit on the amount of loans that we can make to our subsidiaries in mainland China under this circumstance because we can increase the registered capital of our subsidiaries in mainland China by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the subsidiaries in mainland China adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the subsidiaries in mainland China. These are the Risk-Weighted Approach and the Net Asset Limits. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our subsidiaries in mainland China. Currently, our subsidiaries in mainland China have the flexibility to choose between the Current Foreign Debt mechanism and the Notice No. 9 Foreign Debt mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our subsidiaries in mainland China are no longer able to choose the Current Foreign Debt mechanism, our ability to provide loans to our subsidiaries in mainland China or the consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

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

On May 7, 2021, our board of directors authorized a share repurchase program, or the 2021 Share Repurchase Program, under which we are authorized to repurchase up to US$70 million of our ADSs or ordinary shares through May 6, 2022. On November 18, 2022, our board of directors authorized a share repurchase program, or the 2022 Share Repurchase Program, under which we are authorized to repurchase up to an aggregate value of US$15 million of our shares (including in the form of ADS) during the 12-month period beginning from November 18, 2022. On January 3, 2023, our board of directors authorized an adjustment to the previously adopted 2022 Share Repurchase Program, increasing the aggregate value of shares (including in the form of ADS) that we may repurchase under the program from US$15 million to US$25 million to demonstrate our confidence in long-term prospects. During the term of the 2022 Share Repurchase Program and the 2021 Share Repurchase Program, we in aggregate purchased approximately 13.3 million ADSs, representing 10.3 million of our Class A ordinary shares. On March 18, 2024, our board of directors authorized a share repurchase program, or the 2024 Share Repurchase Program, under which we may repurchase up to an aggregate value of US$25 million of our ADSs or ordinary shares over the 12-month period beginning from March 22, 2024. As of December 31, 2024, we accumulatively repurchased approximately 2.6 million ADSs, representing 2.0 million of our Class A ordinary shares under this share repurchase program. On March 21, 2025, our board of directors authorized the extension of the 2024 Share Repurchase Program for an additional 12-month period through March 31, 2026. As of December 31, 2025, we accumulatively repurchased approximately 4.8 million ADSs, representing 3.7 million of our Class A ordinary shares under this share repurchase program. On March 23, 2026, our board of directors authorized a further extension of the 2024 Share Repurchase Program for an additional 12 - month period through March 31, 2027.

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

Mr. Xing Jin, our co-founder, chairman of the board of directors, chief executive officer and interim chief financial officer, beneficially owned all of our issued Class B ordinary shares as of February 28, 2026. These Class B ordinary shares constitute 15.6% of our total issued and outstanding share capital and 84.7% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Jin has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions, and may take actions that are not in the best interest of us or our other shareholders. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Xing Jin, our co-founder, chairman of the board of directors, chief executive officer and interim chief financial officer, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and currently rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors.

Currently, the majority of the members of our board of directors are not independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We believe that we were a passive foreign investment company for the taxable year ended December 31, 2025, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ADSs.

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

Based on our analysis of the nature and composition of our income and assets (including the significant amount of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

On August 28, 2024, we received a notification letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC, indicating that for the last 30 consecutive business days, the closing bid price of our ADSs was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). We were provided with a compliance period of 180 calendar days, or until February 24, 2025, to regain compliance under the Nasdaq Listing Rules. However, we did not regain compliance with the Minimum Bid Price Requirement within the compliance period and filed a transfer application to transfer from The Nasdaq Global Market to The Nasdaq Capital Market on February 11, 2025. Nasdaq approved the transfer on February 25, 2025 and granted us an extended period of 180 calendar, or until August 25, 2025 to regain compliance with the Nasdaq’s Minimum Bid Price Requirement. The transfer took effect on February 27, 2025. On July 2, 2025, Nasdaq determined that for the last 10 consecutive business days, from June 17 to July 1, 2025, the closing bid price of our ADSs has been at $1.00 per share or greater. Accordingly, we have regained compliance with the Minimum Bid Price Requirement, and Nasdaq considers this matter now closed.

As of the date of this annual report, we are in compliance with the requirements for continued listing on Nasdaq. However, there can be no assurance that we will stay compliant with the requirements for continued listing at all times going forward. The delisting of our ADSs or transfer of listing may significantly reduce the liquidity of our ADSs, cause declines to the market price of our ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

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

On November 22, 2021, we received a preliminary non-binding proposal letter from Mr. Xing Jin, our co-founder and chairman of the board of directors, chief executive officer and interim chief financial officer, to acquire all of our outstanding Class A ordinary shares that are not already owned by Mr. Jin and his affiliates for a purchase price of US$5.30 per ADS, or US$6.89 per Class A ordinary share, in cash. On November 22, 2021, our board of directors formed a special committee consisting of three independent directors to evaluate and consider the letter. The special committee has retained Duff & Phelps, LLC as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel to assist it in this process.

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

On August 28, 2024, we received a notification letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC, indicating that for the last 30 consecutive business days, the closing bid price of our ADSs was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). We were provided with a compliance period of 180 calendar days, or until February 24, 2025, to regain compliance under the Nasdaq Listing Rules. On February 11, 2025, we filed a transfer application to transfer from The Nasdaq Global Market to The Nasdaq Capital Market on February 11, 2025. Nasdaq approved the transfer on February 25, 2025 and granted us an extended period of 180 calendar, or until August 25, 2025 to regain compliance with the Nasdaq’s Minimum Bid Price Requirement. The transfer took effect on February 27, 2025. On July 2, 2025, Nasdaq determined that for the last 10 consecutive business days, from June 17 to July 1, 2025, the closing bid price of our ADSs has been at $1.00 per share or greater. Accordingly, we have regained compliance with the Minimum Bid Price Requirement, and Nasdaq considers this matter now closed.

In May 2025, we gained control over Zhuhai So-Young by entering into a series of contractual arrangements through Zhuhai Management with Zhuhai So-Young and its shareholders, in order to expand our offline aesthetic network in China. Zhuhai So-Young operates the mobile app business of So-Young aesthetic centers, a type of businesses subject to foreign ownership restrictions under the applicable laws and regulations of mainland China.

As a result of the above mentioned contractual arrangements, we are regarded as the primary beneficiary of Beijing So-Young, Beijing Chiyan, Zhuhai So-Young and their subsidiaries. We treat them as the consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in the consolidated financial statements in accordance with U.S. GAAP. We refer to Beijing Wanwei and Zhuhai Management as our wholly foreign owned entity, or WFOEs, and to Beijing So-Young, Beijing Chiyan and Zhuhai So-Young as our variable interest entities, or VIEs, in this annual report.

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

To date, consumers could access our services via mobile app, Weixin mini program and website, including approximately 1.2 million private domain consumers who benefit from direct and frequent interactions supported by our in-house coverage and support. The number of verified visits reached approximately 336,000 for the year ended December 31, 2025, representing a significant increase from approximately 90,000 for the year ended December 31, 2024. The number of verified aesthetic treatments was approximately 762,000 in 2025, as compared to approximately 197,000 in 2024. Embracing our digitally native, one-stop solutions, consumers drive our organic growth through word of mouth and user-generated content. Our strong brand recognition, digital reach, affordable treatments and efficient supply chain work together to build lasting consumer trust and satisfaction. These strengths attract a steady flow of high-value consumers while keeping customer acquisition costs low.

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

Images of the storefront and reception area, waiting area, cleansing station and procedure room at So-Young Aesthetic Centers

In 2025, customer satisfaction reached 4.98 out of 5, based on feedback collected through our own in-house surveys. These metrics reflect the strong growth and operational efficiency of our aesthetic center network, as well as our commitment to delivering high-quality care and an exceptional consumer experience.

Since opening our first So-Young aesthetic center in May 2023 and as of December 31, 2025, we have expanded to a network of 49 aesthetic centers across fifteen major cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Chengdu, Wuhan, Chongqing, Ningbo, Changsha, Tianjin, Xi’an, Suzhou, Hefei and Kunming. The rapidly growing network, combined with our strong digital presence, offers a unique combination of efficiency, trust and high-quality care, setting new standards in the medical aesthetics industry.

Our Supply Chain

Our strong supply chain forms the bedrock of our operations, driving the efficient and cost-effective delivery of high-quality medical aesthetic products and services. Through Wuhan Miracle, we engage in the development, production and distribution of a diverse range of medical aesthetic devices. Our portfolio includes cutting-edge laser and optoelectronic equipment, such as light therapy devices, surgical lasers, and specialized tools used in dermatology, urology and ophthalmology. With over 170 patents and more than 20 medical device registration certificates, Wuhan Miracle has earned recognition as a “Little Giant,” a prestigious designation for innovative, high-performing small and medium-sized enterprises in specialized fields.

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

As of December 31, 2023, 2024 and 2025, there were over 15,100, 15,500 and 15,800 aesthetic practitioners on our platform, respectively, including approximately 9,600 aesthetic practitioners and 5,500 other healthcare service providers in 2023, approximately 9,900 aesthetic practitioners and 5,600 other healthcare service providers in 2024 and approximately 10,100 aesthetic practitioners and 5,700 other healthcare service providers in 2025. Other healthcare services that can be reserved through our platform include dermatology, dentistry and orthodontics, physical examinations, gynecology and postnatal care.

Consumers can also reserve aesthetic treatments through our platform, for which we typically charge a reservation fee of approximately 10% or 30% of the total service amount. In 2025, we had over 269 thousand consumers who purchased aesthetic treatment services through our platform.

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

Our practitioner team includes leading specialists from major public hospitals and seasoned experts in medical aesthetics. These practitioners are supported by well-trained nurses and dedicated consultants, collaborating to deliver standardized care at every stage of the treatment process. To maintain consistent quality, we implement uniform treatment protocols across all locations, provide ongoing training for our teams and incorporate consumer feedback to refine our services. Consumer feedback is actively collected to refine and improve our services. Beyond serving consumers, So-Young aesthetic centers contribute to the broader medical aesthetics industry by sharing best practices in operations, product management and customer services to the public, which we believe elevates the overall quality and accessibility of aesthetic treatment services across the sector.

Our integrated digital platform connects online convenience with in-person care, offering consumers an intuitive way to manage their treatment journey. Through the Weixin mini program of So-Young aesthetic centers and Soyoung clinic app, consumers can explore treatment options, check pricing, schedule appointments, participate in online consultations and track follow-ups, which reduces wait times and simplifies access to services, creating a more efficient and user-friendly treatment experience. Educational content shared via social media complements this platform, providing valuable insights into available treatments and helping consumers make informed decisions. Within our aesthetic centers, AI and IoT technologies play a vital role by enabling real-time monitoring of rooms, equipment and staff, optimizing resource allocation and improve overall operational efficiency.

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

Injectable Products

We work closely with medical aesthetic institutions, managing product commercialization, distribution, marketing and professional training. We address unmet needs in China’s mid-to-high-end market, catering to the rising demand for minimally invasive treatments with reliable, world-class injectable products.

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

As of December 31, 2025, we had a research and development team with 213 employees, including those focusing on technology development to support every aspect of our business operation, those focusing on artificial intelligent algorithm design and development, those focusing on underlying data and technology maintenance, and those focusing on the constant improvement of our existing products and the introduction of new products.

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

We have consistently placed medical quality, compliance, and safety at the forefront of our operations. In 2025, we undertook a comprehensive enhancement of our safety, compliance, and quality control systems, establishing an integrated six-pillar compliance framework comprising the Compliance Department, Risk Control Department, Supervision Department, Internal Audit Department, Medical Service Delivery Department, and Information Security Department. This strengthened governance structure has further advanced the standardization, oversight, and traceability of the entire medical service process, providing a solid foundation for the delivery of high-quality, compliant, and secure healthcare services.

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

As of December 31, 2025, we own 1,354 registered trademarks, copyrights to 226 software programs developed by us relating to various aspects of our operations, copyrights to 117 literature and art works, 383 issued patents, and 62 registered domain names, including soyoung.com.

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

We engage in business activities that are value-added telecommunication services as defined in the Telecommunications Regulations of the People’s Republic of China and the Catalog of Telecommunications Business. To comply with the laws and regulations, Beijing So-Young, the consolidated affiliated entity, has obtained a Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License, which will remain effective until July 9, 2030, and an EDI License which will remain effective until December 7, 2028. Beijing Meifenbao Technology Co., Ltd., a subsidiary of Beijing So-Young, held an ICP License, which expired on April 25, 2023. Beijing Chiyan, the consolidated affiliated entity, has also obtained a ICP License, which will remain effective until October 23, 2030. We ceased to provide the operations permitted under such license after its expiration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Foreign Investment

The Foreign Investment Catalog

Investments conducted by foreign investors in mainland China are subject to the Catalog of Industries for Encouraging Foreign Investment (2025), and the Special Administrative Measures (Negative List) for Foreign Investment Access (2024), or the Negative List, which were jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce on October 26, 2022 and September 6, 2024, and became effective on January 1, 2023 and November 1, 2024, respectively. The Negative List sets out the special administrative measures stipulated by the State for foreign investment’s access to specific areas, pursuant to which foreign investors would not be allowed to make investments in prohibited industries under the Negative List, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in the fields that are included in the Negative List. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

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

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, including internet audio-visual program services and radio/television programs production and operation businesses, we have established various domestic consolidated affiliated entities to engage in value-added telecommunications services. For more information, please see “Item 4. Information on the Company-C. Organizational Structure.” Due to the lack of interpretative guidance from the PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-If the agreements that establish the structure for operating our operations in China be deemed as not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” If our current ownership structure is found to be in violation of current or future laws, rules or regulations of mainland China regarding the legality of foreign investment in value-added telecommunications services and other types of businesses in which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, which were promulgated by the State Council on September 25, 2000 and latest amended on December 6, 2024, set out guidelines on the provision of internet information services. The measures specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the authorities. In December 2019, the Cyberspace Administration of China issued the Provisions on Ecological Governance of the Internet Information Content, which came into effect on March 1, 2020. The Provisions on Ecological Governance of the Internet Information Content further strength the supervision on the platform of Internet information content provider and impose a stricter management requirement on the Internet information providers.

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

On July 4, 2016, the State Administration for Industry and Commerce, the predecessor of the State Administration of Market Regulation, promulgated the Interim Measures for the Administration of Internet Advertising, which were further repealed and replaced by the Administrative Measures for Internet Advertising, promulgated by the SAMR on February 25, 2023 and became effective from May 1, 2023. The measures apply to commercial advertising activities for the direct or indirect promotion of commodities or services within the territory of the People’s Republic of China by making use of websites, webpages, internet applications and other internet media in the forms of texts, pictures, audios, videos or other forms. Major additional compliance requirements are: (i) advertisements must be identifiable and marked with the word “advertisement,” enabling consumers to distinguish them from non-advertisement content; (ii) publishing advertisements on the Internet through a pop-up page or in other forms shall provide a prominently marked “CLOSE” button to ensure “one-click closure”; (iii) sponsored search results must be clearly distinguished from organic search results; (iv) it is forbidden to send advertisements or advertisement links by email or Internet instant message without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; (v) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal; and (vi) no advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplements or other special commodities or services which are subject to review by advertisement review authorities as stipulated by laws and regulations shall be released unless it has passed such review. Besides, pursuant to the Interim Measures for the Administration of Internet Advertising, Internet advertisers are prohibited from publishing in disguised form advertisements for medical treatment, drugs, medical devices, health food or formula food for special medical purposes in the form of introducing knowledge on health or health maintenance. For the introduction of knowledge on health and health maintenance, the address, contact details, shopping links and other contents of commodity operators or service providers of relevant medical treatment, drugs, medical devices, health food, or formula food for special medical purposes shall not be presented on the same page or together with such knowledge.

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

In March 2021, the SAMR promulgated the Administrative Measures for Online Trading Supervision, or Online Trading Measures, which became effective on May 1, 2021 and further amended on May 1, 2025, to regulate the business of products sale and services provision through the internet, which provides general obligations and responsibilities of online trading operators and online trading platform providers. The State Administration for Industry and Commerce issued the Guidelines for the Performance of Social Responsibilities by Online Trading Platform Operators on May 28, 2014 to regulate online product trading and the relevant services, guide online trading platform operators to actively perform social responsibilities, protect the lawful rights and interests of consumers and business operators, and promote the sustainable and healthy development of the online economy. These guidelines aim at enhancing the social responsibilities of online trading platforms.

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

Regulations on Internet Hospital

According to the Measures for the Administration of Internet Hospitals (Trial), the state implements access management for internet hospitals pursuant to the Regulations on Administration of Medical Institutions (Revised in 2022) and the Implementation Measures of the Administrative Measures on Healthcare Institutions. Before implementing access for internet hospitals, provincial health administrative departments shall establish provincial internet medical service supervision platforms to connect with information platforms of internet hospitals to achieve real-time supervision. The establishment of an internet hospital is governed by the administrative approval process as stipulated in the Measures for the Administration of Internet Hospitals (Trial).

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

Production of Medical Devices

According to the Regulations on the Supervision and Administration of Medical Devices, which were promulgated by the PRC State Council on January 4, 2000 and latest amended on December 4, 2024 and effective on January 20, 2025, to engage in the production of Class II and Class III medical devices, an entity shall apply for a production permit to the drug regulatory department of the people’s government of the province, autonomous region or municipality where it is located and submit the relevant materials that meet the conditions and the registration certificate of the medical devices to be produced. Enterprises engaged in the production of Class I medical devices only need to make filing relating to the production of such Class I medical devices with the food and drug supervision and administration department of the people’s government of the local city with districts and provide supporting materials to prove its satisfaction of the relevant conditions of engaging in the production of medical devices.

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

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the State Administration of Radio, Film and Television promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, which came into effect on August 20, 2004 and was latest amended on June 3, 2025. The measures provide that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. To comply with the regulations, Beijing So-Young has obtained a Radio and Television Program Production and Operation Permit, which will remain effective until August 8, 2026.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, which became effective on June 1, 2017. The law requires network operators, to comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. It further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The revised Cybersecurity Review Measures strengthened the liability regime for certain violations of cybersecurity protection obligations. In serious or especially serious cases, administrative penalties may include fines of up to RMB2.0 million or RMB10.0 million, respectively, suspension of relevant business, business rectification, closure of websites or applications, and revocation of relevant permits or business licenses.

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

Regulators have issued regulations related to AI services and algorithmic services such as the Administrative Provisions on Internet Information Service Algorithm Recommendation, the Administrative Provisions on Deep Synthesis of Internet Information Services, the Provisional Administrative Measures for Generative Artificial Intelligence Services and the Notice on Promulgation of the Measures for Labeling AI-Generated or Composed Content. The above provisions impose algorithm filing and security assessment requirements for specific services, and other regulatory requirements such as user management and AI-generated content labeling requirement.

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

Regulations on Account Names of Internet Users

On February 4, 2015, the Cyberspace Administration of China promulgated the Administrative Provisions on the Account Names of Internet Users, which became effective as of March 1, 2015. These provisions strengthened the administration of the account names of internet users. In addition to the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process, these provisions specifically require that any internet information service provider shall enhance security administration, perfect the user service agreement, purge any illegal or malicious information from account names, photos, personal profiles and user registration information. Service providers must employ specialized personnel in proportion to its service scale, to (i) review account names, photos, personal profile and all relevant user registration information of internet users, (ii) deregister account names containing illegal and malicious information, and (iii) protect the information of the users, accept the supervision from the public, and purge the illegal and malicious information in account names, photos, self-introductions and other registration-related information reported by the public in a timely manner. Moreover, for accounts engaging in information content production in regulated areas such as medical and health services, service providers like us are required by the Cyberspace Administration of China promulgated the Provisions on the Administration of Internet User Account Information to verify relevant qualifications, professional credentials or professional backgrounds and add special labels to such accounts.

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

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013 the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC, which was adopted on August 23, 1982, and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and amended on April 2, 2014. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

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

Regulations on Tax

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Law of the PRC on Enterprise Income Tax, which was last amended on December 29, 2018 and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which was amended on December 6, 2024. Under the law, both resident enterprises and non-resident enterprises are subject to tax in mainland China. Resident enterprises are defined as enterprises that are established in China in accordance with laws of mainland China, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within mainland China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside mainland China, but have established institutions or premises in mainland China, or have no such established institutions or premises but have income generated from mainland China. Under this law and related implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in mainland China, or if they have formed permanent establishment or premises in mainland China but there is no actual relationship between the relevant income derived in mainland China and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from mainland China.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Valued-added Law of the PRC, or the VAT Law. On the same day, the State Council promulgated the Implementation Regulations of the VAT Law of the PRC. Both of which became effective on January 1, 2026 and supersede the previous provisional regulations in relation to value-added tax. Pursuant to the VAT Law and its implementation regulations, entities and individuals engaged in the sale of goods, services, intangible assets and real property, as well as the importation of goods within mainland China, are generally subject to value-added tax. The applicable VAT rates generally include 13%, 9%, 6% and 0%, and the levy rate applicable to certain simplified taxation arrangements generally remains 3%.

As of December 31, 2025, our subsidiaries in mainland China and consolidated affiliated entities are generally subject to 3%, 6%, 9% and 13% VAT rates.

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

Regulations on Anti-Monopoly

The PRC Anti-Monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress on August 30, 2007, effective since August 1, 2008, and was amended on June 24, 2022, established the PRC anti-monopoly regulatory framework. Under the PRC Anti-Monopoly Law, behaviors that may have the effect of eliminating or restricting competition, including the monopolistic of agreements, abuse of a dominant market position, and increase in business concentration, are prohibited, and the infringed party is entitled to request for punitive compensation.

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

On May 6, 2024, the SAMR issued the Provisions on Preventing Unfair Online Competition, which has taken effect on September 1, 2024 and detailed the implementation of the PRC Anti-Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. On October 15, 2025, the latest amendment to the PRC Anti-Unfair Competition Law has took effective. The revised Anti-Unfair Competition Law focus on the supervision over online unfair competition and strengthens the responsibilities of platform operators, and for the first time explicitly prohibits ‘involution-style’ vicious competition in the internet sector. It requires that platform operators shall not force or indirectly require operators within the platform to engage in sales below cost price.

C.           Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and other entities that are material to our business, as of the date of this annual report:

Note:

1)	Shareholders of Beijing So-Young are Mr. Hui Shao, Mr. Xing Jin, and Mr. Tao Yu, holding 59.7%, 37.8%, and 2.5%, respectively, of the equity interest in Beijing So-Young. Mr. Hui Shao, Mr. Xing Jin and Mr. Tao Yu are our beneficiary owners; Mr. Jin is our co-founder, director, chief executive officer and interim chief financial officer, and Mr. Yu is our co-founder, former chief information officer, and a consultant of our company.

2)	Shareholders of Beijing Chiyan are Mr. Tao Yu and Mr. Xing Jin, holding 70% and 30%, respectively, of the equity interest in Beijing Chiyan. Mr. Tao Yu and Mr. Xing Jin are our beneficiary owners; Mr. Jin is our co-founder, director, chief executive officer and interim chief financial officer, and Mr. Yu is our co-founder, former chief information officer, and a consultant of our company.
3)	Beijing Qingyang Cosmetic Service Co., Ltd. is previously known as Beijing So-Young Qingyang Medical Instrument Co., Ltd.
4)	Chengdu Yiyang Enterprise Management Co., Ltd. is previous known as Chengdu Wuhou Yililanhu Medical Aesthetic Clinic Co., Ltd.
5)	Shareholders of Zhuhai So - Young are Mr. Xing Jin and Ms. Gefei Li, holding 99% and 1%, respectively, of the equity interest in Zhuhai So - Young. Mr. Jin is our co - founder, director, chief executive officer and interim chief financial officer, and Ms. Li is our director and chief operating officer.

Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders

The following is a summary of the currently effective contractual arrangements (i) by and among our wholly-owned subsidiary, Beijing Wanwei, our consolidate affiliated entities Beijing So-Young and Beijing Chiyan and their respective shareholders; and (ii) by and among our wholly - owned subsidiary, Zhuhai Management, our consolidate affiliated entity Zhuhai So - Young and its shareholders. These contractual arrangements enable us to (i) exercise effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by laws of mainland China.

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

On May 31, 2025, our WFOE, Zhuhai So-Young and the shareholders of Zhuhai So-Young entered into an equity interest pledge agreement, which contained terms substantially similar to the equity interest pledge agreement by and among our WFOE, Beijing So-Young and its shareholders described above. As of the date of this annual report, we are in the process of registering the equity pledge with the office of the PRC State Administration of Market Regulation in accordance with the PRC Property Rights Law.

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

Zhuhai So-Young entered into an exclusive business cooperation agreement with Zhuhai Management on May 31, 2025, the principal terms of which are substantially the same as those under the Beijing So-Young exclusive business cooperation agreement as set out above.

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Option Agreement. Pursuant to the exclusive option agreement entered into on November 1, 2018, each shareholder of Beijing So-Young has irrevocably granted our WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under laws of mainland China, all or part of the shareholder’s equity interests in Beijing So-Young. The purchase price shall be RMB10 (US$1.4), the amount of registered capital contributed by such shareholder of Beijing So-Young in Beijing So-Young or the minimum price required by laws of mainland China. If our WFOE exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Without our WFOE’s prior written consent, Beijing So-Young shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its material assets or beneficial interest, create or allow any encumbrance on its material assets or other beneficial interests, provide any loans to any third parties except for payables incurred in the ordinary course of business other than through loans, enter into any material contract with a value of more than RMB500,000 (US$71.5 thousand) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Each shareholder of Beijing So-Young has agreed that, without our WFOE’s prior written consent, he/she will not dispose of his/her equity interests in Beijing So-Young or create or allow any encumbrance on their equity interests. Moreover, without our WFOE’s prior written consent, no dividend will be distributed to Beijing So-Young’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to our WFOE or its designated person(s).

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

On May 31, 2025, our WFOE, Zhuhai So-Young and the shareholders of Zhuhai So-Young entered into an exclusive option agreement, which contained terms substantially similar to the exclusive option agreement by and among our WFOE, Beijing So-Young and each shareholder of Beijing So-Young described above.

The agreements by and among our WFOEs, the VIEs and their respective shareholders will remain effective until all equity interests of Beijing So-Young, Beijing Chiyan and Zhuhai So-Young held by their respective shareholders have been transferred or assigned to our WFOEs or its designated person(s), respectively.

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

However, we have been further advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the agreements that establish the structure for operating our online medical aesthetic service business be deemed as not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.”

D.           Property, Plants and Equipment

We are headquartered in Beijing, China. As of December 31, 2025, we leased over 10,000 square meters of office space in Beijing as our headquarters with a lease term of approximately five years that will expire in March 2029. We also leased an aggregate of approximately 5,000 square meters of office space in 17 other cities in China with lease terms typically from one to five years. Other than office space, we leased an aggregate of approximately 25,000 square meters of space for branded aesthetic centers in seventeen cities with lease terms typically from three to five years. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to adjust our office space to accommodate future needs.

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

Expansion of our branded aesthetic centers

The expansion of our branded aesthetic centers plays a key role in driving revenue growth. Our growing network of centers enables us to deliver consistent, high-quality services across more locations, enhancing brand visibility and customer engagement. Our revenues from aesthetic treatment services increased by 1,206.1% from RMB13.0 million in 2023 to RMB169.3 million in 2024, and further increased by 298.7% to RMB674.9 million (US$96.5 million) in 2025. The increase was primarily due to the business expansion of the branded aesthetic centers. While expansion supports our growth, it also presents risks such as rising operational costs, staffing challenges, and service consistency. We continue to refine our site selection strategy, strengthen operational oversight, and invest in training to support sustainable development.

New product launches

Our ability to launch new equipment and products is pivotal to our success. Since July 2021, we have acquired Wuhan Miracle and have expanded into the research, development, production, sales, agency and maintenance of laser and other optoelectronic medical equipment. In addition, we also engage in the sales of medical beauty products, which mainly include cosmetic injectables. Our revenues from the sales of medical products and maintenance services increased by 10.3% from RMB333.5 million in 2023 to 368.0 million in 2024, and decreased by 27.2% to RMB267.8 million (US$38.3 million) in 2025. Leveraging our expansive user and service provider network, we are able to spot emerging trend quickly and bring new and competitive products to the market efficiently. We expect to continue to develop and launch new products as our product development pipeline and sales team become more mature.

Effectiveness of our marketing strategies

Our results of operations also depend on our ability to attract and retain customers while maintaining reasonable marketing expenses. We promote our brand awareness through a variety of online and offline marketing and brand promotion activities, including engaging medical aesthetic influencers, cooperating with application stores and online platforms, cinema advertising, television commercials and offline promotion events. Our sales and marketing expenses have been and will continue to be affected by the number of new product launches and promotional activities for our new and existing products and services. Through our data analysis, we also monitor our return on investment across our various marketing channels and adjust our spending strategy accordingly. Our sales and marketing expenses decreased by 5.0% from RMB520.5 million in 2023 to RMB494.5 million in 2024, mainly in relation to a decrease in expenses associated with branding and user acquisition activities. This amount increased by 6.9% to RMB528.6 million (US$75.6 million) in 2025, mainly in relation to an increase in expenses associated with branding and user acquisition activities for the branded aesthetic centers. We plan to continue monitoring and optimizing our expenses through different marketing channels to grow our different lines of business and achieve profitability.

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

The size of our user base, the level of user engagement, and the number of paying service providers

The size of our user base, the level of user engagement, and the number of paying medical service providers on our platform are important to our business. We measure our effectiveness in attracting and engaging users primarily through the number of purchasing users, who made verified transactions with service providers. Total number of purchasing users decreased from 450.1 thousand in 2023 to 378.4 thousand in 2024, and decreased to 269.5 thousand in 2025. We measure our effectiveness in increasing the number of paying medical service providers by tracking the number of service providers that pay for information services and/or reservation services, which declined from 3,796 in 2023 to 2,637 in 2024, and further declined to 1,858 in 2025. These decreases were primarily due to continued softness in consumer demand for discretionary medical aesthetic services amid macroeconomic headwinds, as well as intensified competition for online traffic among digital platforms in China.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Aesthetic treatment services(1)	12,959	0.9	169,263	11.5	674,903	96,510	44.3
Information and reservation services	889,908	59.4	736,607	50.2	499,685	71,454	32.8
Sales of medical products and maintenance services	333,538	22.2	367,980	25.1	267,839	38,300	17.6
Other services	261,624	17.5	192,848	13.2	80,983	11,580	5.3
Total	1,498,029	100.0	1,466,698	100.0	1,523,410	217,844	100.0

Note:

(1)Starting from the year of 2024, in light of the better monitoring business development of branded aesthetic centers, the previous line item information services and others was separated into two line items, which are aesthetic treatment services and information services and others. And we grouped the revenue generated from information services and others and reservation services, which is renamed as information, reservation services and others. Since the year of 2025, the previous line item information, reservation services and others was separated into two line items, which are information and reservation services and other services.

The revenue generated from aesthetic treatment services was previously reported in line item of information services and others. The revenue generated from information and reservation services and other services for the years of 2023 and 2024 have also been retrospectively updated. The amount reclassified from previous line item information, reservation services and others to information and reservation services is RMB889.9 million and RMB736.6 million for the years of 2023 and 2024, respectively.

Aesthetic treatment services. We generate revenues from aesthetic treatment services primarily from provision of non-surgical aesthetic medical treatments, comprising injection aesthetic treatments, energy-based treatments and other aesthetic medical services in our branded aesthetic centers. See “Item 4. Information on the Company—B. Business Overview—Our Offerings—Aesthetic Treatments Services.”

Information and reservation services. We generate revenues from information services primarily by listing the profiles and information of aesthetic practitioners on our platform. We generate revenues from reservation services primarily from aesthetic practitioners on treatment bookings for aesthetic treatments made by users through our platform, as well as subsequent treatments that users purchase from such service providers and are recorded on our platform, as long as the sales leads originated on our platform and the aesthetic practitioner remains active on it. We also generate a small portion of our revenues by placing information of other consumption healthcare service providers, beauty salons and certain beauty product sellers on our platform or in our content distributed through social media networks. See “Item 4. Information on the Company—B. Business Overview—Our Offerings— Information and Reservation Services.”

Sales of medical products and maintenance services. We generate revenues from selling equipment through Wuhan Miracle and cosmetic injectables. See “Item 4. Information on the Company—B. Business Overview—Our Offerings—Sales of Medical Products and Maintenance Services”

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues
Cost of aesthetic treatment services(1)	9,596	0.6	131,580	9.0	518,749	74,180	34.1
Cost of information and reservation services	174,421	11.6	106,958	7.3	62,970	9,005	4.1
Cost of medical products sold and maintenance services	158,754	10.6	183,164	12.5	147,110	21,036	9.7
Cost of other services	201,565	13.5	145,883	9.9	66,894	9,566	4.3
Total	544,336	36.3	567,585	38.7	795,723	113,787	52.2

Note:

(1)Starting from the year of 2024, the previous line item cost of services and others was separated into two line items, which are cost of aesthetic treatment services and cost of information, reservation services and others. Cost of aesthetic treatment services primarily consists of expenditures relating to aesthetic treatment services in branded aesthetic centers. Since the year of 2025, the previous line item cost of information, reservation services and others was separated into two line items, which are cost of information and reservation services and cost of other services. Cost of information and reservation services primarily consists of expenditures relating to operation of platform business, and the remaining cost of information, reservation services and others is reclassified into cost of other services. The cost of information and reservation services and cost of other services for the years of 2023 and 2024 have also been retrospectively reclassified.

Cost of aesthetic treatment services. Cost of aesthetic treatment services consists primarily of payroll costs, rental expenses, depreciation expenses, medical consumables costs and other direct costs related to the aesthetic treatment services.

Cost of information and reservation services. Cost of information and reservation services primarily consists of payroll costs, share-based compensation expenses, servers and bandwidth costs, depreciation expenses, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct expenditures relating to operation of platform business.

Cost of medical products sold and maintenance services. Cost of medical products sold and maintenance services primarily consists of cost of inventories, payroll costs and consumables used in maintenance services.

Gross profit and gross margin

The following table sets forth our gross profit and gross margin for the years presented:

	For the Year Ended December 31,
	2023	2024	2025

	(in thousands, except for percentages)
Gross profit	RMB953,693	RMB899,113	RMB727,687	US$104,057
Gross margin	63.7%	61.3%	47.8%	47.8%

Operating expenses

We classify our operating expenses into four categories: sales and marketing expenses, general and administrative expenses, research and development expenses and impairment of goodwill. The following table sets forth the break-down of our total operating expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	520,451	34.7	494,493	33.7	528,591	75,588	34.7
General and administrative expenses	290,765	19.4	324,073	22.1	328,523	46,978	21.6
Research and development expenses	203,524	13.6	165,030	11.3	137,040	19,596	9.0
Impairment of goodwill and long-lived assets	—	—	540,009	36.8	19,710	2,818	1.3
Total	1,014,740	67.7	1,523,605	103.9	1,013,864	144,980	66.6

Sales and marketing expenses. Sales and marketing expenses consist primarily of marketing expenses, user acquisition activities expenses, payroll costs, share-based compensation expenses and rental expenses.

The following table sets forth the break-down of our sales and marketing expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses
Marketing and user acquisition activities expenses	(270,304)	18.0	(188,225)	12.8	(220,248)	(31,495)	14.5
Payroll costs	(186,504)	12.4	(222,226)	15.2	(202,744)	(28,992)	13.3
Others	(63,643)	4.3	(84,042)	5.7	(105,599)	(15,101)	6.9
Total	(520,451)	34.7	(494,493)	33.7	(528,591)	(75,588)	34.7

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

Impairment of goodwill and long-lived assets. Impairment of goodwill and long-lived assets was the amount by which the carrying amount of certain assets exceeded their fair value.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. We generated income from operations in Hong Kong in 2023, 2024 and 2025. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Mainland China

Generally, our subsidiary in mainland China, consolidated variable interest entities and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under tax laws and accounting standards of mainland China.

Beijing Wanwei was entitled as “High and New Technology Enterprise” (“HNTE”) in 2018 and eligible for a preferential EIT rate of 15%, for the three-year period from 2018 to 2020 and extended to additional three-year period from 2021 to 2023, so long as it meets the HNTE criteria, however, as Beijing Wanwei qualified as “Software Company”, hence to enjoy income tax rate of 0% for the two-year period from 2019 to 2020, and enjoys income tax rate of 12.5% for the three-year period from 2021 to 2023. Beijing Wanwei extended to additional three-year period from 2024 to 2026 for HNTE, therefore, eligible for a preferential income tax rate of 15% for the three-year period from 2024 to 2026.

Wuhan Miracle was qualified as “High and New Technology Enterprise” in 2023 and eligible for a preferential EIT rate of 15% for the three-year period from 2023 to 2025.

The preferential effective tax rates may be as low as 5% for small and micro enterprises that meet certain conditions for the years ended December 31, 2023, 2024 and 2025.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Aesthetic treatment services(1)	12,959	0.9	169,263	11.5	674,903	96,510	44.3
Information and reservation services	889,908	59.4	736,607	50.2	499,685	71,454	32.8
Sales of medical products and maintenance services	333,538	22.2	367,980	25.1	267,839	38,300	17.6
Other services	261,624	17.5	192,848	13.2	80,983	11,580	5.3
Total revenues	1,498,029	100.0	1,466,698	100.0	1,523,410	217,844	100.0
Cost of revenues:
Cost of aesthetic treatment services(3)	(9,596)	(0.6)	(131,580)	(9.0)	(518,749)	(74,180)	(34.1)
Cost of information and reservation services	(174,421)	(11.6)	(106,958)	(7.3)	(62,970)	(9,005)	(4.1)
Cost of medical products sold and maintenance services	(158,754)	(10.6)	(183,164)	(12.5)	(147,110)	(21,036)	(9.7)
Cost of other services	(201,565)	(13.5)	(145,883)	(9.9)	(66,894)	(9,566)	(4.3)
Total cost of revenues(2)	(544,336)	(36.3)	(567,585)	(38.7)	(795,723)	(113,787)	(52.2)
Gross profit	953,693	63.7	899,113	61.3	727,687	104,057	47.8
Operating expenses:
Sales and marketing expenses (2)	(520,451)	(34.7)	(494,493)	(33.7)	(528,591)	(75,588)	(34.7)
General and administrative expenses (2)	(290,765)	(19.4)	(324,073)	(22.1)	(328,523)	(46,978)	(21.6)
Research and development expenses (2)	(203,524)	(13.6)	(165,030)	(11.3)	(137,040)	(19,596)	(9.0)
Impairment of goodwill and long-lived assets	—	—	(540,009)	(36.8)	(19,710)	(2,818)	(1.3)
Total operating expenses	(1,014,740)	(67.7)	(1,523,605)	(103.9)	(1,013,864)	(144,980)	(66.6)
Loss from operations	(61,047)	(4.0)	(624,492)	(42.6)	(286,177)	(40,923)	(18.8)
Income/(Loss) before tax	7,869	0.5	(588,087)	(40.1)	(246,109)	(35,193)	(16.2)
Income tax benefits/(expenses)	18,075	1.2	905	0.1	(796)	(114)	(0.1)
Net income/(loss)	25,944	1.7	(587,182)	(40.0)	(246,905)	(35,307)	(16.3)

Notes:

(1)	Starting from the year of 2024, in light of the better monitoring business development of branded aesthetic centers, the previous line item information services and others was separated into two line items, which are aesthetic treatment services and information services and others. And the Company grouped the revenue generated from information services and others and reservation services, which is renamed as information, reservation services and others. Since the year of 2025, the previous line item information, reservation services and others was separated into two line items, which are information and reservation services and other services. The revenue generated from aesthetic treatment services was previously reported in line item of information services and others. The revenue generated from information and reservation services and other services for the years of 2023 and 2024 have also been retrospectively updated. The amount reclassified from previous line item information, reservation services and others to information and reservation services is RMB889.9 million and RMB736.6 million for the years of 2023 and 2024, respectively.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	(1,800)	(289)	(185)	(26)
Sales and marketing expenses	(5,680)	(659)	(835)	(119)
General and administrative expenses	(23,590)	(29,527)	(7,118)	(1,018)
Research and development expenses	(5,251)	(2,180)	(780)	(112)

(3)

Starting from the year of 2024, the previous line item cost of services and others was separated into two line items, which are cost of aesthetic treatment services and cost of information, reservation services and others. Cost of aesthetic treatment services primarily consists of expenditures relating to aesthetic treatment services in branded aesthetic centers. Since the year of 2025, the previous line item cost of information, reservation services and others was separated into two line items, which are cost of information and reservation services and cost of other services. Cost of information and reservation services primarily consists of expenditures relating to operation of platform business, and the remaining cost of information, reservation services and others is reclassified into cost of other services. The cost of information and reservation services and cost of other services for the years of 2023 and 2024 have also been retrospectively reclassified.

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Our revenues increased by 3.9% from RMB1,466.7 million in 2024 to RMB1,523.4 million (US$217.8 million) in 2025, primarily resulted from the business expansion of the branded aesthetic centers.

Our revenues from aesthetic treatment services increased by 298.7% from RMB169.3 million in 2024 to RMB674.9 million (US$96.5 million) in 2025. The increase was primarily due to the business expansion of the branded aesthetic centers.

Our revenues from information and reservation services decreased by 32.2% from RMB736.6 million in 2024 to RMB499.7 million (US$71.5 million) in 2025. This decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

Our revenues from sales of medical products and maintenance services decreased by 27.2% from RMB368.0 million in 2024 to RMB267.8 million (US$38.3 million) in 2025. The decrease was primarily due to a decrease in sales of medical equipment.

Our revenues from other services decreased by 58.0% from RMB192.8 million in 2024 to RMB81.0 million (US$11.6 million) in 2025. This decrease was primarily due to a decrease in revenues from So-Young Prime.

Cost of revenues

Our cost of revenues increased by 40.2% from RMB567.6 million in 2024 to RMB795.7 million (US$113.8 million) in 2025. The increase was primarily due to the business expansion of the branded aesthetic centers. In addition, cost of revenues included share-based compensation expenses of RMB0.2 million (US$0.0 million) in 2025 compared to RMB0.3 million in 2024.

Our cost of aesthetic treatment services increased by 294.2% from RMB131.6 million in 2024 to RMB518.7 million (US$74.2 million) in 2025. The increase was primarily due to the business expansion of the branded aesthetic centers.

Our cost of information and reservation services decreased by 41.1% from RMB107.0 million in 2024 to RMB63.0 million (US$9.0 million) in 2025. The decrease was in line with the decrease in revenue generated from information and reservation services.

Our cost of medical products sold and maintenance services decreased by 19.7% from RMB183.2 million in 2024 to RMB147.1 million (US$21.0 million) in 2025. The decrease was primarily due to a decrease in costs associated with the sales of medical equipment.

Our cost of other services decreased by 54.1% from RMB145.9 million in 2024 to RMB66.9 million (US$9.6 million) in 2025. The decrease was primarily due to a decrease in costs associated with So-Young Prime.

Gross profit

As a result of the foregoing, our gross profit decreased by 19.1% from RMB899.1 million in 2024 to RMB727.7 million (US$104.1 million) in 2025. Our gross margin decreased from 61.3% in 2024 to 47.8% in 2025.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 6.9% from RMB494.5 million in 2024 to RMB528.6 million (US$75.6 million) in 2025. The increase was primarily due to an increase in expenses associated with branding and user acquisition activities for the branded aesthetic centers. Sales and marketing expenses for 2025 included share-based compensation expenses of RMB0.8 million (US$0.1 million) in 2025, compared to RMB0.7 million in 2024.

General and administrative expenses. Our general and administrative expenses increased by 1.4% from RMB324.1 million in 2024 to RMB328.5 million (US$47.0 million) in 2025. The increase was primarily due to the business expansion of the branded aesthetic centers. General and administrative expenses for 2025 included share-based compensation expenses of RMB7.1 million (US$1.0 million) in 2025, compared to RMB29.5 million in 2024.

Research and development expenses. Our research and development expenses decreased by 17.0% from RMB165.0 million in 2024 to RMB137.0 million (US$19.6 million) in 2025, primarily attributable to improvements in staff efficiency. Research and development expenses for 2025 included share-based compensation expenses of RMB0.8 million (US$0.1 million) in 2025, compared to RMB2.2 million in 2024.

Impairment of goodwill and long-lived assets. Impairment of goodwill and long-lived assets was RMB19.7 million (US$2.8 million) in 2025, representing the amount by which the carrying amount of certain asset exceeds their fair value, based on an annual long-lived assets impairment assessment. Impairment of goodwill was RMB540.0 million in 2024. For a detailed discussion of the impairment of goodwill, please see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” and “Note 2 Summary of Significant Accounting Policies, Note 7 Goodwill” in financial statement.

Loss from operations

As a result of the foregoing, we had loss from operations of RMB286.2 million (US$40.9 million) in 2025 compared to a loss of RMB624.5 million in 2024.

Others, net

Others, net were RMB12.9 million (US$1.8 million) in 2025, which mainly consisted of government grants, compared with RMB1.1 million in 2024.

Income tax (expenses)/benefits

We recorded income tax expenses of RMB0.8 million (US$0.1 million) in 2025, compared to an income tax benefits of RMB0.9 million in 2024.

Net loss

As a result of the foregoing, we incurred net loss of RMB246.9 million (US$35.3 million) in 2025, compared to net loss of RMB587.2 million in 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues decreased by 2.1% from RMB1,498.0 million in 2023 to RMB1,466.7 million in 2024, primarily resulted from a decrease in average revenue per paying medical service provider.

Our revenues from aesthetic treatment services increased by 1206.1% from RMB13.0 million in 2023 to RMB169.3 million in 2024. The increase was primarily due to the business extension of the branded aesthetic centers.

Our revenues from information and reservation services decreased by 17.2% from RMB889.9 million in 2023 to RMB736.6 million in 2024. This decrease was primarily due to a decrease in average revenue per paying medical service provider.

Our revenues from sales of medical products and maintenance services increased by 10.3% from RMB333.5 million in 2023 to RMB368.0 million in 2024. The increase was primarily due to an increase in sales of cosmetic products.

Our revenues from other services decreased by 26.3% from RMB261.6 million in 2023 to RMB192.8 million in 2024. This decrease was primarily due to a decrease in revenues from So-Young Prime.

Cost of revenues

Our cost of revenues increased by 4.3% from RMB544.3 million in 2023 to RMB567.6 million in 2024. The increase was primarily due to the business extension of the branded aesthetic centers. In addition, cost of revenues included share-based compensation expenses of RMB0.3 million in 2024 compared to RMB1.8 million in 2023.

Our cost of aesthetic treatment services increased by 1271.2% from RMB9.6 million in 2023 to RMB131.6 million in 2024. The increase was primarily due to the business extension of the branded aesthetic centers.

Our cost of information and reservation services decreased by 38.7% from RMB174.4 million in 2023 to RMB107.0 million in 2024. The decrease was in line with the decrease in revenue generated from information and reservation services.

Our cost of medical products sold and maintenance services increased by 15.4% from RMB158.8 million in 2023 to RMB183.2 million in 2024. The increase was primarily due to an increase in costs associated with the sales of cosmetic products.

Our cost of other services decreased by 27.6% from RMB201.6 million in 2023 to RMB145.9 million in 2024. The decrease was primarily due to a decrease in costs associated with So-Young Prime.

Gross profit

As a result of the foregoing, our gross profit decreased by 5.7% from RMB953.7 million in 2023 to RMB899.1 million in 2024. Our gross margin decreased from 63.7% in 2023 to 61.3% in 2024.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses decreased by 5.0% from RMB520.5 million in 2023 to RMB494.5 million in 2024. The decrease was primarily due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses for 2024 included share-based compensation expenses of RMB0.7 million in 2024, compared to RMB5.7 million in 2023.

General and administrative expenses. Our general and administrative expenses increased by 11.5% from RMB290.8 million in 2023 to RMB324.1 million in 2024. The increase was primarily due to the increase in allowance for credit losses of RMB24.1 million. General and administrative expenses for 2024 included share-based compensation expenses of RMB29.5 million in 2024, compared to RMB23.6 million in 2023.

Research and development expenses. Our research and development expenses decreased by 18.9% from RMB203.5 million in 2023 to RMB165.0 million in 2024, primarily attributable to improvements in staff efficiency. Research and development expenses for 2024 included share-based compensation expenses of RMB2.2 million in 2024, compared to RMB5.3 million in 2023.

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

Loss from operations

As a result of the foregoing, we had loss from operations of RMB624.5 million in 2024 compared to a loss of RMB61.0 million in 2023.

Others, net

Others, net were RMB1.1 million in 2024, compared with RMB21.9 million which mainly consisted of government grants in 2023.

Income tax benefits

We recorded income tax benefits of RMB0.9 million in 2024, which was primarily due to the impact of the decrease of deferred income tax benefits recognized from net operating tax loss, compared to income tax benefits of RMB18.1 million in 2023.

Net (loss)/income

As a result of the foregoing, we incurred net loss of RMB587.2 million in 2024, compared to net income of RMB25.9 million in 2023.

B.          Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by/(used in) operating activities	22,501	(25,633)	(105,391)	(15,071)
Net cash (used in)/provided by investing activities	(202,611)	257,039	(42,807)	(6,122)
Net cash used in financing activities	(100,015)	(21,512)	(63,703)	(9,110)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,865	3,335	(1,480)	(210)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(268,260)	213,229	(213,381)	(30,513)
Cash, cash equivalents and restricted cash at the beginning of the year	701,000	432,740	645,969	92,372
Cash, cash equivalents and restricted cash at the end of the year	432,740	645,969	432,588	61,859

To date, we have financed our operating and investing activities primarily through net cash generated from operating activities and historical equity financing activities. As of December 31, 2023, 2024 and 2025, our cash, cash equivalents and restricted cash were RMB0.4 billion, RMB0.6 billion and RMB0.4 billion (US$61.9 million) respectively. Our cash, cash equivalents and restricted cash primarily consist of cash on hand and demand deposits.

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

As of December 31, 2025, 85.5% and 14.5% of our cash, cash equivalents and restricted cash were held in China and overseas, respectively, of which 9.6% were denominated in U.S. dollars and 90.2% were denominated in Renminbi. As of December 31, 2025, 13.2% and 86.8% of our term deposits and short-term investments were held in China and overseas, respectively, of which 13.2% were denominated in Renminbi. As of December 31, 2025, 28.6% of our cash, cash equivalents and restricted cash were held by the VIEs and its subsidiaries. Although we consolidate the results of the variable interest entity and its subsidiaries, we only have access to the assets or earnings of the variable interest entity and its subsidiaries through our contractual arrangements with the variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Operating activities

Net cash used in operating activities in 2025 was RMB105.4 million (US$15.1 million). The difference between net cash used in operating activities and net loss of RMB246.9 million (US$35.3 million) in the same period was substantially due to (i) the increase of RMB154.6 million (US$22.1 million) in accrued expenses and other current liabilities, which was mainly due to the advance payment from customers, (ii) a non-cash charge of RMB57.2 million (US$8.2 million) in depreciation of property and equipment and amortization of intangible assets, (iii) a non-cash charge of RMB21.3 million (US$3.0 million) in expected credit loss, and (iv) the increase of RMB116.0 million (US$16.6 million) in inventories.

Net cash used in operating activities in 2024 was RMB25.6 million. The difference between net cash used in operating activities and net loss of RMB587.2 million in the same period was substantially due to (i) a non-cash charge of RMB540.0 million in impairment of goodwill, (ii) a non-cash charge of RMB32.7 million in share-based compensation expenses, (iii) a non-cash charge of RMB45.9 million in depreciation of property and equipment and amortization of intangible assets, (iv) the increase of RMB40.9 million in prepayment and other current assets, (v) the increase of RMB60.4 million in trade receivables, and (vi) a non-cash charge of RMB39.7 million in expected credit loss.

Net cash provided by operating activities in 2023 was RMB22.5 million. The difference between net cash provided by operating activities and net income of RMB25.9 million in the same period was substantially due to (i) a non-cash charge of RMB36.3 million in share-based compensation expenses, (ii) a non-cash charge of RMB46.1 million in depreciation of property and equipment and amortization of intangible assets, and (iii) the increase of RMB50.5 million in prepayment and other current assets, and (iv) the increase of RMB29.0 million in trade receivables.

Investing activities

Net cash used in investing activities in 2025 was RMB42.8 million (US$6.1 million), primarily due to cash paid for purchase of short-term investments and term deposits of RMB872.3 million (US$124.7 million), cash paid for purchase of property and equipment and intangible assets of RMB196.6 million (US$28.1 million), offset by proceeds from maturities of short-term investments and term deposits of RMB1,025.6 million (US$146.7 million).

Net cash provided by investing activities in 2024 was RMB257.0 million, primarily due to cash paid for purchase of short-term investments and term deposits of RMB1,167.0 million, cash paid for purchase of property and equipment and intangible assets of RMB62.5 million, offset by proceeds from maturities of short-term investments and term deposits of RMB1,527.1 million.

Net cash used in investing activities in 2023 was RMB202.6 million, primarily due to cash paid for purchase of short-term investments and term deposits of RMB2,235.4 million, cash paid for purchase of property and equipment and intangible assets of RMB51.2 million, offset by proceeds from maturities of short-term investments and term deposits of RMB2,103.1 million.

Financing activities

Net cash used in financing activities in 2025 was RMB63.7 million (US$9.1 million), primarily due to cash paid for repurchase of ordinary shares of RMB15.3 million (US$2.2 million), cash paid for dividend distribution of RMB19.0 million (US$2.7 million), and cash paid for repayment of short-term borrowings of RMB130.0 million (US$18.6 million), offset by proceeds from short-term borrowing of RMB100.0 million (US$14.3 million).

Net cash used in financing activities in 2024 was RMB21.5 million, primarily due to cash paid for repurchase of ordinary shares of RMB18.2 million, cash paid for dividend distribution of RMB43.6 million, and cash paid for repayment of short-term borrowings of RMB70.0 million, offset by proceeds from short-term borrowing of RMB110.0 million.

Net cash used in financing activities in 2023 was RMB100.0 million, primarily due to cash paid for repurchase of ordinary shares of RMB125.6 million, offset by proceeds from short-term borrowing of RMB29.8 million.

Material cash requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.

Our capital expenditures are primarily incurred for purchases of medical equipment, electronic equipment, furniture and office equipment, and medical aesthetic licenses. Our capital expenditures were RMB51.2 million in 2023 and RMB62.5 million in 2024 and RMB196.6 million (US$28.1 million) in 2025. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises and branded aesthetics centers. We lease our office premises and branded aesthetics centers under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our headquarters’ lease agreements ending in March 2029 and leases for our branded aesthetics centers expire at various dates through November 2031. The lease payments and related property management fees for these agreements are expected to be RMB116.0 million in 2026, RMB110.1 million in 2027, RMB100.6 million in 2028, RMB45.8 million in 2029 and RMB18.7 million in 2030 and thereafter.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Technology and Infrastructure” and “—Intellectual Property.”

D.          Trend Information

We are not aware of any material trends in sales and inventory, the state of costs and selling prices for the period since January 1, 2026. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Sensitivity Analysis. In 2022 and 2023, we determined that the estimated fair value of the Wuhan Miracle reporting unit exceeded its carrying value after the assessment, therefore, no impairment was recorded. As a measure of sensitivity, for an increase or decrease of 100 basis points to discount rate or increase or decrease of 10% to the other assumptions, no material effects are identified or any other outcomes that are reasonably likely to occur. In 2024, we fully impaired the goodwill of RMB540.0 million related to our Wuhan Miracle reporting unit after the assessment. The goodwill impairment in Wuhan Miracle reporting unit was affected by (i) Wuhan Miracle withdrew its IPO plan on December 23, 2024, and (ii) Wuhan Miracle did not achieve the anticipated growth and financial performance due to the highly competitive market.

Useful lives of Intangible Assets

Our intangible assets are amortized using the straight-line method over the estimated useful lives of the assets. Key elements considered in the determination of the useful lives of the intangible assets are the changes to ongoing business operations, changes in the planned use and utilization of assets, or technological advancements. Amortization expenses of RMB25.3 million, RMB23.2 million and RMB23.0 million (US$3.3 million) were recorded in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2023, 2024 and 2025, respectively. As a measure of sensitivity, for 10% decrease to the useful lives of all intangible assets for the year ended December 31, 2025, we would have recorded an additional amortization expense of approximately RMB2.4 million.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xing Jin	46	Co-Founder, Chairman, Chief Executive Officer, Interim Chief Financial Officer
Gefei Li	31	Director, Chief Operating Officer
Bei Wang	40	Director, Chief Marketing Officer
Haipeng Zhang	54	Independent Director
Chao He	67	Independent Director
Nan Shen	41	Independent Director

Mr. Xing Jin is our co-founder and has served as our interim chief financial officer since December 2025, our director and chief executive officer since our inception in March 2013. Prior to founding our company, Mr. Jin was the vice president and general manager of social operations of IM2.0 Interactive Group from 2011 to 2013. From 2009 to 2011, Mr. Jin served as a product operations director at Tenpay, an online payment service provider under Tencent Group (HKEX: 0700). Prior to that, Mr. Jin co-founded a social networking service community from 2007 to 2009, served as a senior product operations manager at Oak Pacific Interactive from 2004 to 2007, and served as a product development manager for Tom.com from 2001 to 2004. Mr. Jin received his bachelor’s degree in management information systems from Tianjin University in 2001.

Ms. Gefei Li has served as our director since June 2025 and our chief operating officer since January 2025. From January 2024 to December 2024, Ms. Li served as our senior vice president. Prior to joining us, she held various positions at McKinsey & Company (Shanghai) Consulting Co., Ltd. from July 2017 to January 2024, with her last role being global associate partner. Her primary focus was on the healthcare and pharmaceutical industry sectors. Ms. Li received a bachelor’s degree in economics and statistics from Cornell University in 2017.

Ms. Bei Wang joined us in March 2013 as a founding member and has served as our director since June 2025 and our chief marketing officer since January 2025. She is responsible for content, branding, and marketing. Throughout her tenure, she has held various positions including director of new media, vice president of content center, and senior vice president of brand marketing center. Before joining us, she worked at Beijing Benyi Century Technology Development Co., Ltd. from March 2012 to February 2013 and Beijing Foreign Enterprise Human Resources Service Co., Ltd. from July 2010 to February 2012. Ms. Wang received a bachelor’s degree in journalism in 2009 from Renmin University of China.

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

B.         Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB13.5 million (US$1.9 million) in cash to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

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

Share Incentive Plans

Second Amended and Restated 2018 Share Plan

Our board of directors approved a Second Amended and Restated 2018 Share Plan, or the 2018 Plan, in March 2019 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The 2018 Plan supersedes all of our previously adopted share incentive plans. Under the 2018 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 7,700,000 ordinary shares plus an annual increase of 2% of our total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2020, or such lesser number of Class A ordinary shares as determined by our board of directors, provide that the aggregate number of shares initially reserved and subsequently increased during the term of the 2018 Plan shall not be more than 10% of our total outstanding share capital on December 31 immediately preceding the most recent increase. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is 7,708,948 Class A ordinary shares as of the date of this annual report. As of February 28, 2026, awards to purchase 36,485 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Plan was 203,448 as of February 28, 2026.

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

2021 Share Incentive Plan

Our board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in April 2021 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards was initially 1,734,760, plus commencing with the fiscal year beginning January 1, 2022, an annual increase on the first day of each fiscal year during the term of this Plan, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year; or such lesser number of shares as determined by our board of directors. As of February 28, 2026, awards to purchase 105,268 Class A ordinary shares have been granted and outstanding under the 2021 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. The 2021 Plan expired in April 2023.

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

2023 Share Incentive Plan

Our board of directors approved the 2023 Share Incentive Plan, or the 2023 Plan, in February 2023 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2023 Plan, the maximum aggregate number of shares available for granting of awards shall be 3,000,000 Class A ordinary shares (including those represented by ADSs). As of February 28, 2026, awards to purchase 691,949 Class A ordinary shares under the 2023 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2023 Plan was 1,239,588 as of February 28, 2026.

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

The following table summarizes, as of February 28, 2026, the outstanding options that have been granted under the 2018 Plan, the 2021 Plan and the 2023 Plan to several of our directors and executive officers, excluding awards that were exercised, forfeited or cancelled after the relevant grant dates.

	Ordinary Shares	Exercise Price
Name	Underlying Options	(US$/Share)	Date of Grant	Date of Expiration
Gefei Li	184,614	$0.01	August 15, 2024	August 14, 2034
			January 1, 2026	December 31, 2035
Bei Wang	65,524	$0.01	May 27, 2021	May 26, 2031
			November 1, 2022	October 31, 2032
			January 1, 2026	December 31,2035
Total	250,138

As of February 28, 2026, other employees as a group held outstanding options to purchase 583,564 Class A ordinary shares of our company, at a weighted average exercise price of US$0.01 per share.

So-Young Medical Share Incentive Plan

So-Young Medical HongKong Limited (“So-Young Medical”), a wholly-owned subsidiary of us adopted its own share incentive plans in January 2024, which permits the granting of stock options, restricted share units and other types of awards of So-Young Medical to its employees, directors and consultants. As of February 28, 2026, share option to purchase 41,090,913 shares of So-Young Medical has been granted and outstanding.

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

Our officers are elected by and serve at the discretion of our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	3	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D.         Employees

We had a total of 2,348, 1,800 and 1,357 employees as of December 31, 2025, 2024 and 2023, respectively. The following table gives a breakdown of our employees as of December 31, 2025, by function:

Function	Number of Employees
Platform operation and customer services	802
Equipment manufacture	40
Sales and marketing	941
General and administrative	352
Research and development	213
Total	2,348

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of each class of our voting securities.

The calculations in the table below are based on 77,152,430 ordinary shares outstanding as of February 28, 2026, including 65,152,430 Class A ordinary shares (excluding the 13,927,326 Class A ordinary repurchased pursuant to our share repurchase program) and 12,000,000 Class B ordinary shares outstanding.

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

	Ordinary Shares Beneficially Owned
				% of
	Class A	Class B	% of total	aggregate
	ordinary	ordinary	ordinary	voting
	shares	shares	shares	power†
Directors and Executive Officers**:
Xing Jin(1)	7,263,707	12,000,000	25.0%	86.4%
Haipeng Zhang	—	—	—	—
Nan Shen	—	—	—	—
Chao He	—	—	—	—
Gefei Li	77,244	—	0.1%	0.0%
Bei Wang	141,943	—	0.2%	0.0%
All Directors and Executive Officers as a Group	7,482,894	12,000,000	25.2%	86.4%

Principal Shareholders:
Beauty & Health Holdings Limited(1)	—	12,000,000	15.6%	84.7%
Orchid Asia entities(2)	10,646,534	—	13.8%	2.5%
Trustbridge Partners V, L.P.(3)	8,237,774	—	10.7%	1.9%
Matrix Partners China III Hong Kong Limited(4)	6,221,153	—	8.1%	1.5%

Notes:

**

Each of Xing Jin, Chao He, Gefei Li and Bei Wang’s business address is 2/F, East Tower, Poly Plaza, No. 66 Xiangbin Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Haipeng Zhang is House 18, Le Cap, No.83 Lai Ping Road, Shatin, N.T., Hong Kong. The business address of Nan Shen is 5F, Gientech Building, 17 East Zone, No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China.

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

(1)	Represents 3,767,692 Class A ordinary shares directly held by Mr. Xing Jin, and 4,544,820 ADSs and 12,000,000 Class B ordinary shares held by Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands. Beauty & Health Holdings Limited is controlled by Xing Jin. The registered address of Beauty & Health Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents approximately 10,646,534 Class A ordinary shares that are equivalent to 13,840,494 ADSs held by Orchid Asia Entities, defined as the reporting persons of the Schedule 13D/A filed by Absolute Fortune Limited and affiliated parties on August 31, 2020. Pursuant to the Schedule 13D/A, Class A ordinary shares and/or ADSs that are equivalent to 2,616,027 ADSs were held by Absolute Fortune Limited, Class A ordinary shares and/or ADSs that are equivalent to 4,029,756 ADSs were held by Golden Horizon Limited, Class A ordinary shares and/or ADSs that are equivalent to 10,457,540 ADSs were held by Orchid Asia VII, L.P., and Class A ordinary shares and/or ADS that are equivalent to 766,927 ADSs were held by Orchid Asia VII Co-Investment, Limited. Each of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is a Cayman Islands limited company. Pursuant to the Schedule 13D/A, each of AREO Holdings Limited and Ms. Lam Lai Ming may be deemed to beneficially own an aggregate of Class A ordinary shares/ADS that are equivalent to 13,840,494 ADS held by Orchid Asia entities. The address of principal business office of Absolute Fortune Limited, Golden Horizon Limited and Orchid Asia VII Co-Investment, Limited is c/o Vistra (Cayman) Limited P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Orchid Asia VII, L.P. is exempted limited partnership formed under the laws of the Cayman Islands. The address of principal business office of Orchid Asia VII, L.P. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(3)	Represents 8,237,774 Class A ordinary shares held by Trustbridge Partners V, L.P., a Cayman Islands limited partnership, including 3,067,873 ADSs, based on the Schedule 13G filed by TB Alternative Assets Ltd on February 10, 2025. TB Alternative Assets Ltd acts as the investment adviser of the investment manager of Trustbridge Partners V, L.P.. The business address of TB Alternative Assets Ltd is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104.
(4)	Represents 8,087,491 ADSs and 7 Class A ordinary shares held by MPC III HK Limited (f/k/a Matrix Partners China III Hong Kong Limited), a company incorporated in Hong Kong, as reported on the Schedule 13G/A filed by MPC III HK Limited and affiliated parties on October 27, 2025. The registered office address of MPC III HK Limited is Flat 2807, 28/F, AIA Central, No.1 Connaught Road, Central, Hong Kong, China. MPC III HK Limited is held by MPC III L.P. (f/k/a Matrix Partners China III, L.P.) and MPC III-A L.P. (f/k/a Matrix Partners China III-A, L.P.). MPC Management III L.P. (f/k/a Matrix China Management III, L.P.) and MPC GPGP III Ltd. (f/k/a Matrix China III GP GP, Ltd.) are the direct and indirect general partners, respectively, of MPC III L.P. and MPC III-A L.P., and as such, may exercise voting and dispositive power over the shares held by MPC III L.P. and MPC III-A L.P.. David Su, a director of MPC GPGP III Ltd., may be deemed to share the voting and dispositive power over these shares. The registered office address of MPC III L.P. and MPC III-A L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

To our knowledge, as of February 28, 2026, 49,852,388 of our Class A ordinary shares in the form of ADSs were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Transactions with Beijing Mevos

In November 2018, we invested in Beijing Mevos Management Consulting Company Limited, or Beijing Mevos, by purchasing 11.11% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB5.2 million. We incurred an expense of RMB0.7 million, RMB0.3 million and RMB0.8 million (US$0.1 million) to Beijing Mevos in 2023, 2024 and 2025. As of December 31, 2024 and 2025, we had RMB0.1 million and RMB0.1 million (US$0.0 million) due to Beijing Mevos.

Transactions with Yicai

In April 2019, we completed the investment in Beijing Yicai Health Management Consulting Co., Ltd., or Yicai, by purchasing 35% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB17.5 million. In September 2021, we additionally acquired Yicai’s newly issued ordinary shares by paying the cash consideration of RMB0.4 million. After the subsequent investment in 2021, we held 35% of its issued and outstanding shares. We incurred an expense of nil, nil and RMB1.3 million (US$0.2 million) to Yicai in 2023, 2024 and 2025. As of December 31, 2024 and 2025, Yicai had RMB0.4 million and RMB0.9 million (US$0.1 million) due to us, of which RMB0.4 million was impaired in 2021.

Transactions with Chengdu Zhisu

In October 2018, we invested in Chengdu Zhisu Medical Management Company Limited, or Chengdu Zhisu, by purchasing 16% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB4.0 million. In September 2019, we additionally acquired Chengdu Zhisu’s newly issued ordinary shares by paying the cash consideration of RMB4.3 million. After the subsequent investment in 2019, we held approximately 16% of its issued and outstanding shares. We provided information and reservation services to Chengdu Zhisu in the amount of RMB1.2 million, nil and nil in 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, Chengdu Zhisu had RMB0.5 million and RMB0.5 million (US$0.1 million) due to us, respectively, of which RMB0.5 million was impaired in 2021.

Transactions with Xingying

In October 2016, we completed the investment in Shanghai Xingying Medical Technology Co., Ltd., or Xingying, and obtained its 10% equity interest with certain substantial preferential rights. Total consideration for the investment in Xingying was RMB4.0 million with a combination of RMB1.0 million in cash and RMB3.0 million in the form of information services. We provided information and reservation services to Xingying in the amount of RMB1.2 million, RMB0.7 million and nil in 2023, 2024 and 2025, respectively.

Transactions with Sharing New Medical

In October 2019, we invested in Beijing Sharing New Medical Technology Co., Ltd., or Sharing New Medical, by purchasing 49% of its equity interest. The total cash consideration for the investment was RMB13.5 million. In February 2021, the registered capital of Sharing New Medical increased and we additionally invested RMB7.6 million to Sharing New Medical in proportion to its shareholdings. In February 2023, upon the receipt of the loan repayment by Sharing New Medical in the amount of RMB18.6 million, we invested an additional RMB19.6 million in Sharing New Medical in proportion to its shareholdings. In addition, in December 2023, we invested an additional RMB14.1 million in Sharing New Medical in proportion to its shareholdings by converting our loan receivable from Sharing New Medical. Upon the completion of these transactions, we still held approximately 49% of its equity interest. We offered loans to Sharing New Medical in the amount of RMB8.3 million, RMB5.0 million and nil, and Sharing New Medical repaid RMB18.6 million, RMB13.2 million and nil in 2023, 2024 and 2025, respectively, related loan interest for the years of 2023, 2024 and 2025 was RMB0.9 million, RMB0.4 million and nil. As of December 31, 2024 and 2025, Sharing New Medical had RMB13.8 million and RMB13.8 million (US$2.0 million) due to us, of which RMB13.8 million was impaired in 2024.

Transactions with Beijing Souyang

In September 2021, we invested in Beijing Souyang Management Consulting Co., Ltd, or Beijing Souyang, by purchasing 77% of its equity interest. The total cash consideration for the investment was RMB5.0 million. In Februray 2023, we disposed 11% of its equity interest with the cash consideration of RMB0.7 million. In May 2023, we made a capital reduction of 46% of its equity interest with the cash consideration of RMB3.8 million. As of December 31, 2025, we held 20% of its equity interest. Beijing Souyang, which was a related party of ours, completed its corporate deregistration on December 15, 2025. We incurred an expense of RMB0.3 million, nil and nil to Beijing Souyang in 2023, 2024 and 2025 for consulting services, respectively. As of December 31, 2024 and 2025, Beijing Souyang had RMB0.6 million and nil due to us.

Transactions with Future Light

We acquired Wuhan Miracle in July 2021 and Wuhan Future Light Property Service Co., Ltd., or Future Light is controlled by direct relatives of Wuhan Miracle’s chairperson. Future Light provided property management service to Wuhan Miracle in the amount of RMB1.7 million, RMB1.1 million and RMB0.9 million (US$0.1 million) in 2023, 2024 and 2025, respectively.

Transactions with Yinchuxing

We acquired Wuhan Miracle in July 2021, and Wuhan Yinchuxing Technology Development Co., Ltd, or Yinchuxing, is controlled by direct relatives of Wuhan Miracle’s chairperson. Yinchuxing provided rental service to Wuhan Miracle in the amount of RMB0.4 million, RMB0.4 million and nil in 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, Yinchuxing had RMB0.1 million and RMB0.1 million (US$0.0 million) due to us.

Transactions with Chutian

We acquired Wuhan Miracle in July 2021, and Chutian Laser Group, or Chutian, is controlled by direct relatives of Wuhan Miracle’s chairperson. Chutian provided rental service to Wuhan Miracle in the amount of RMB0.1 million, RMB0.1 million and nil in 2023, 2024 and 2025, respectively.

Transactions with First BCC

We invested in First BCC Plastic Surgery Hospital, or First BCC, in October 2017 by purchasing 1% of its equity interest, with a total cash consideration of RMB1.7 million. We provided information and reservation services to First BCC in the amount of nil, RMB2.0 million and RMB0.4 million (US$0.1 million) in 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, We had RMB0.4 million and nil due to First BCC, respectively, and First BCC had nil and RMB0.1 million (US$0.0 million) due to us.

Transactions with Zhejiang Xinyang

We invested in Zhejiang Xinyang Medical Instrument Co., Ltd., or Zhejiang Xinyang, in April 2024 by purchasing 60% of its equity interest, with a total cash consideration of US$3.8 million. We offered loan to Zhejiang Xinyang in the amount of nil, RMB0.5 million and nil in 2023, 2024 and 2025, respectively, and Zhejiang Xinyang repaid nil, nil and RMB0.5 million (US$0.1 million) in 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, Zhejiang Xinyang had RMB0.5 million and nil due to us, and we had nil and RMB0.5 million (US$0.1 million) due to Zhejiang Xinyang.

Transactions with Miaoyu

We invested in Shanghai Miaoyu Internet Technology Limited, or Miaoyu, in September 2024 by purchasing 15% of its equity interest, with a total cash consideration of RMB1.5 million. We provided sales of medical products and maintenance services to Miaoyu in the amount of nil, nil and RMB0.5 million (US$0.1 million) in 2023, 2024 and 2025, respectively. We incurred an expense of nil, nil and RMB0.2 million (US$0.0 million) to Miaoyu in 2023, 2024 and 2025, respectively.

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

On March 20, 2024, our board of directors declared a special cash dividend of US$0.078 per ordinary share, or US$0.06 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 12, 2024. The payment was made on in April 2024. The total amount of cash distributed for the dividend is US$6.1 million.

On March 28, 2025, our board of directors declared a special cash dividend of US$0.03445 per ordinary share, or US$0.0265 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2025, U.S. Eastern Time. The payment was made in April 2025. The total amount of cash distributed for the dividend is US$2.7 million.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he/she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare tax on certain net investment income, and any alternative minimum tax considerations, the consequences of special tax accounting rules under Section 451(b) of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Based upon the nature and composition of our income and assets (including the significant amount of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. There can be no assurance that we will not be treated as a PFIC for any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Each U.S. holder is strongly urged to consult its tax advisor regarding our PFIC status and any available elections to mitigate such tax consequences.

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

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise in mainland China under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are not a PFIC (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Capital Market, which is an established securities market in the United States, and the ADSs are expected to be readily tradable. As described above, on August 28, 2024, we received a letter from Nasdaq indicating that we no longer meet the Nasdaq minimum bid price requirement, and if we fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. On July 2, 2025, we received a letter from Nasdaq, indicating that we had regained compliance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We may not be able to satisfy the continued listing requirements of the Nasdaq Capital Market in order to maintain the listing of our ADSs.” If our ADSs are delisted and are not otherwise readily tradeable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs in their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs), and (ii) any gain realized on the sale or other disposition of ADSs. Under the PFIC rules:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange, including a national securities exchange that is registered with the SEC, or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, are traded on the Nasdaq Stock Market which is a qualified exchange. We anticipate that our ADSs should qualify as marketable stock as long as our ADSs remain regularly traded on a national securities exchange, such as the Nasdaq Stock Market. Such ADSs generally will be regularly traded for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances may be given in this regard. As described above, on August 28, 2024, we received a letter from Nasdaq indicating that we no longer meet the Nasdaq minimum bid price requirement, and if we fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. On July 2, 2025, we received a letter from Nasdaq, indicating that we had regained compliance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We may not be able to satisfy the continued listing requirements of the Nasdaq Capital Market in order to maintain the listing of our ADSs.” If our ADSs are delisted and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

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

If we are treated as a PFIC during the period in which a U.S. Holder holds our ADSs and we subsequently cease to be treated as a PFIC, the U.S. Holder might seek to make a purging election to rid its ADSs of the PFIC taint. Under the purging election, the U.S. Holder will be deemed to have sold its ADSs at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new adjusted tax basis and holding period in the ADSs solely for purposes of the PFIC rules.

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

F.          Dividends and Paying Agents

Not applicable.

G.         Statement by Experts

Not applicable.

H.         Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2025, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB390.3 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in a decrease of US$5.1 million in cash, cash equivalents and restricted cash. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in an increase of US$6.2 million in cash, cash equivalents and restricted cash.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2025, we received a total of US$0.4 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and interim chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and interim Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2025. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2024	2025

	(in thousands of RMB)
Audit fees(1)	10,710	10,185
Tax fees(2)	641	620

Notes:

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, and tax advice.

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us from January 1, 2025 to June 24, 2025 under the 2024 Share Repurchase Program. All shares were repurchased in the open market pursuant to our 2024 Share Repurchase Program.

				Maximum Dollar
			Total Number of	Value of ADSs that
			ADSs Purchased as	May Yet be
	Total Number of	Average Price Paid	Part of Publicly	Purchased Under
Periods	ADSs Purchased	per ADS (US$)	Announced Plans	the Plans
January 1, 2025 to January 31, 2025	141,957	0.89	141,957	22,309,650
February 1, 2025 to February 28, 2025	256,019	0.95	256,019	22,065,165
March 1, 2025 to March 31, 2025	500,984	0.94	500,984	21,596,221
April 1, 2025 to April 30, 2025	488,154	0.83	488,154	21,192,336
May 1, 2025 to May 31, 2025	171,013	0.86	171,013	21,045,393
June 1, 2025 to June 24, 2025	637,400	1.15	637,400	20,312,125
Total	2,195,527	0.97	2,195,527	20,312,125

Notes:

●	On March 18, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to an aggregate value of US$25 million of our ADSs or ordinary shares over the 12-month period beginning from March 22, 2024. On March 21, 2025, our board of directors authorized the extension of the 2024 Share Repurchase Program for an additional 12-month period. On March 23, 2026, our board of directors authorized a further extension of the 2024 Share Repurchase Program for an additional 12 - month period through March 31, 2027.

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

For example, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2025. In addition, we elected to follow our home country practices and did not seek shareholder approval for the adoption of our 2021 Share Incentive Plan or the adoption of our 2023 Share Incentive Plan.

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

Governance

Our cybersecurity officer is an industry veteran with more than 18 years of experience in cybersecurity risk management. He holds the Certified Information Systems Security Professional certification issued by International Information Systems Security Certification Consortium. Our cybersecurity officer, chief executive officer and chief financial officer are responsible for overseeing our cybersecurity risk and incident management. If a cybersecurity incident occurs, our cybersecurity department quickly reports to our cybersecurity officer, who will promptly organize relevant personnel for emergence responses. Our cybersecurity officer will also initiate an internal assessment, and if it is determined that the incident could potentially be a material cybersecurity event, our cybersecurity officer will promptly report the incident and assessment results to (i) our disclosure committee, which is comprised of our principal accounting officer, our head of the legal department, our principal investor relations officer, our cybersecurity officer and the appropriate business unit heads and (ii) other members of senior management and external legal counsel, to the extent appropriate. Our cybersecurity officer and other relevant departments shall prepare disclosure material on the cybersecurity incident for review and approval by (i) our disclosure committee, (ii) our chief financial officer, (iii) our chief executive officer, (iv) our board of directors or nominating and corporate governance committee and other members of senior management and external legal counsel, if necessary, before it is disseminated to the public.

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
4.21

English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Tao Yu and Beijing Chiyan dated September 4, 2019, as currently in effect (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 27, 2020 (File No. 001-38878))

4.22

English translation of the executed form of spousal consent letter by the spouses of shareholders of Beijing Chiyan, as currently in effect, and a schedule of all spousal consent letters adopting the same form (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on April 27, 2020 (File No. 001-38878))

4.23

English translation of the Equity Transfer Agreement among Beijing So-Young Technology Co., Ltd., Wuhan Zeqi Technology Co., Ltd., and other parties named therein dated June 27, 2021 (incorporated herein by reference to Exhibit 4.22 to the Form 20-F filed on May 2, 2022 (File No. 001-38878))

4.24

English translation of the executed form of the power of attorney among Zhuhai Management, and shareholders of Zhuhai So-Young, as currently in effect, and a schedule of all executed shareholders’ power of attorney adopting the same form (incorporated herein by reference to Exhibit 99.1 to the Form 6-K filed on June 3, 2025 (File No. 001-38878))

4.25

English translation of the executed equity interest pledge agreement among Zhuhai Management, Mr. Xing Jin and Zhuhai So-Young dated May 31, 2025, as currently in effect (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed on June 3, 2025 (File No. 001-38878))

4.26

English translation of the executed equity interest pledge agreement among Zhuhai Management, Ms. Gefei Li and Zhuhai So-Young dated May 31, 2025, as currently in effect (incorporated herein by reference to Exhibit 99.3 to the Form 6-K filed on June 3, 2025 (File No. 001-38878))

4.27

English translation of the executed form of spousal consent letter by the spouses of shareholder, of Zhuhai So-Young as currently in effect, and a schedule of all spousal consent letters adopting the same form (incorporated herein by reference to Exhibit 99.4 to the Form 6-K filed on June 3, 2025 (File No. 001-38878))

4.28

English translation of the executed exclusive business cooperation agreement among Zhuhai Management and Zhuhai So-Young dated May 31, 2025, as currently in effect (incorporated herein by reference to Exhibit 99.5 to the Form 6-K filed on June 3, 2025 (File No. 001-38878))

4.29

English translation of the executed exclusive option agreement among Zhuhai Management, Mr. Xing Jin and Zhuhai So-Young dated May 31, 2025, as currently in effect (incorporated herein by reference to Exhibit 99.6 to the Form 6-K filed on June 3, 2025 (File No. 001-38878))

4.30

English translation of the executed exclusive option agreement among Zhuhai Management, Ms. Gefei Li and Zhuhai So-Young dated May 31, 2025, as currently in effect (incorporated herein by reference to Exhibit 99.7 to the Form 6-K filed on June 3, 2025 (File No. 001-38878))

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on April 8, 2019 (File No. 333-230760))
11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the Form 20-F filed on April 18, 2025 (File No. 001-38878))

Exhibit Number	Description of Document
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of CM Law Firm
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97	Clawback Policy of Registration (incorporated herein by reference to Exhibit 97 to the Form 20-F filed on April 25, 2024 (File No. 001-38878))
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104*	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*     Filed with this Annual Report on Form 20-F.

**    Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

So-Young International Inc.

	By:	/s/ Xing Jin
		Name:	Xing Jin
		Title:	Chairman of the Board of Directors
Date: April 23, 2026			Chief Executive Officer and Interim Chief Financial Officer

SO-YOUNG INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of So-Young International Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of So-Young International Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matter

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

Revenue Recognition - Aesthetic Treatment Services

As described in Notes 2(v) and 24 to the consolidated financial statements, the Company’s aesthetic treatment services revenue was RMB675 million for the year ended December 31, 2025. Revenue from aesthetic treatment services is recognized at a point in time when the services have been rendered to customers. The Company is required to allocate transaction price to each performance obligation for bundled arrangements. The Company may offer sales incentives to customers, including discounts.

The principal consideration for our determination that performing procedures relating to aesthetic treatment services revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company’s revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of aesthetic treatment services revenue at the transaction price once the service has been rendered. These procedures also included, among others: (i) reading relevant agreements and evaluating the Company’s business practices to determine whether the accounting policy of revenue recognition is appropriate; (ii) testing management’s allocation of transaction price to each performance obligation for a sample of transactions by inspecting sales orders and recalculating the allocation based on the standalone selling price of each service; (iii) testing revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as sales orders, proof of completion of service, related sales incentives, if any, and cash receipts; and (iv) reconciling the customer payments with bank statements.

ad
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 23, 2026

We have served as the Company’s auditor since 2018.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	587,749	418,213	59,804
Restricted cash and term deposits	66,367	64,683	9,250
Trade receivables	98,774	51,532	7,369
Inventories	151,754	233,389	33,374
Receivables from online payment platforms	24,255	16,296	2,330
Amounts due from related parties	1,218	774	111
Term deposits and short-term investments	599,041	453,472	64,846
Prepayment and other current assets	195,202	246,237	35,211
Total current assets	1,724,360	1,484,596	212,295
Non-current assets:
Long-term investments	280,281	274,753	39,289
Intangible assets	126,615	144,097	20,606
Goodwill	684	684	98
Property and equipment, net	155,352	293,560	41,979
Deferred tax assets	84,950	69,313	9,912
Operating lease right-of-use assets	162,764	251,635	35,983
Other non-current assets	200,152	130,998	18,732
Total non-current assets	1,010,798	1,165,040	166,599
Total assets	2,735,158	2,649,636	378,894

Liabilities

Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB415,503 and RMB480,948 as of December 31, 2024 and 2025, respectively):

Short-term borrowings	69,771	39,814	5,693
Taxes payable	61,862	43,461	6,215
Contract liabilities	76,579	65,948	9,430
Salary and welfare payables	111,396	130,170	18,614
Amounts due to related parties	477	618	88
Accrued expenses and other current liabilities	265,216	427,507	61,134
Operating lease liabilities-current	44,905	76,536	10,945
Total current liabilities	630,206	784,054	112,119

Non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB98,584 and RMB23,511 as of December 31, 2024 and 2025, respectively):

Operating lease liabilities-non current	125,200	183,364	26,221
Deferred tax liabilities	19,758	10,615	1,518
Other non-current liabilities	1,264	2,783	398
Total non-current liabilities	146,222	196,762	28,137
Total liabilities	776,428	980,816	140,256
Commitments and Contingencies (see Note 21)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(e)
Shareholders’ equity
Treasury stock	(376,690)	(391,944)	(56,047)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2024 and 2025; 77,897,969 and 65,659,510 shares issued and outstanding as of December 31, 2024; 79,016,808 and 65,089,482 shares issued and outstanding as of December 31, 2025, respectively)	253	257	37
Class B ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2024 and 2025; 12,000,000 shares issued and outstanding as of December 31, 2024 and 2025)	37	37	5
Additional paid-in capital	3,069,799	3,059,764	437,540
Statutory reserves	40,552	46,448	6,642
Accumulated deficit	(926,390)	(1,174,587)	(167,964)
Accumulated other comprehensive income	31,560	13,340	1,908
Total So-Young International Inc. shareholders’ equity	1,839,121	1,553,315	222,121

Non-controlling interests	119,609	115,505	16,517

Total shareholders’ equity	1,958,730	1,668,820	238,638

Total liabilities and shareholders’ equity	2,735,158	2,649,636	378,894

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Revenues:
Aesthetic treatment services	12,959	169,263	674,903	96,510
Information and reservation services (including revenues generated from related parties of RMB2,421,RMB2,870 and nil, respectively, for 2023, 2024 and 2025)	889,908	736,607	499,685	71,454
Sales of medical products and maintenance services (including revenues generated from related parties of RMB36, RMB36 and RMB853, respectively, for 2023, 2024 and 2025)	333,538	367,980	267,839	38,300
Other services	261,624	192,848	80,983	11,580
Total revenues	1,498,029	1,466,698	1,523,410	217,844
Cost of revenues:
Cost of aesthetic treatment services (including cost of revenues generated from related parties of nil, nil and RMB22, respectively, for 2023, 2024 and 2025)	(9,596)	(131,580)	(518,749)	(74,180)
Cost of information and reservation services	(174,421)	(106,958)	(62,970)	(9,005)
Cost of medical products sold and maintenance services (including cost of revenues generated from related parties of nil, nil and RMB222, respectively, for 2023, 2024 and 2025)	(158,754)	(183,164)	(147,110)	(21,036)
Cost of other services	(201,565)	(145,883)	(66,894)	(9,566)
Total cost of revenues	(544,336)	(567,585)	(795,723)	(113,787)
Gross profit	953,693	899,113	727,687	104,057
Operating expenses:
Sales and marketing expenses (including sales and marketing expenses generated from related parties of RMB1,711, RMB1,128 and RMB883, respectively, for 2023, 2024 and 2025)	(520,451)	(494,493)	(528,591)	(75,588)
General and administrative expenses (including general and administrative expenses generated from related parties of RMB1,754, RMB1,009 and RMB2,316, respectively, for 2023, 2024 and 2025)	(290,765)	(324,073)	(328,523)	(46,978)
Research and development expenses	(203,524)	(165,030)	(137,040)	(19,596)
Impairment of goodwill and long-lived assets	—	(540,009)	(19,710)	(2,818)
Total operating expenses	(1,014,740)	(1,523,605)	(1,013,864)	(144,980)
Loss from operations	(61,047)	(624,492)	(286,177)	(40,923)
Other income/(expenses):
Investment income, net	12,004	11,020	1,738	249
Interest income, net	48,843	46,507	23,556	3,368
Exchange (losses)/gains	(662)	112	5,948	851
Impairment of long-term investment	(444)	(7,350)	—	—
Share of losses of equity method investee	(12,723)	(15,015)	(4,076)	(583)
Others, net	21,898	1,131	12,902	1,845
Income/(Loss) before tax	7,869	(588,087)	(246,109)	(35,193)
Income tax benefits/(expenses)	18,075	905	(796)	(114)
Net income/(loss)	25,944	(587,182)	(246,905)	(35,307)
Net (income)/loss attributable to non-controlling interests	(4,664)	(2,345)	4,604	658
Net income/(loss) attributable to So-Young International Inc.	21,280	(589,527)	(242,301)	(34,649)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)

Net income/(loss)	25,944	(587,182)	(246,905)	(35,307)
Other comprehensive income/(loss):
Foreign currency translation adjustment	14,078	13,375	(18,220)	(2,605)
Total other comprehensive income/(loss)	14,078	13,375	(18,220)	(2,605)

Total comprehensive income / (loss):	40,022	(573,807)	(265,125)	(37,912)
Comprehensive (income)/loss attributable to non-controlling interests	(4,664)	(2,345)	4,604	658
Comprehensive income/(loss) attributable to So-Young International Inc.	35,358	(576,152)	(260,521)	(37,254)

Net earnings/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to So-Young International Inc. - basic	0.27	(7.43)	(3.11)	(0.44)
Net earnings/(loss) per ordinary share attributable to So-Young International Inc. - diluted	0.27	(7.43)	(3.11)	(0.44)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	77,646,899	79,384,454	77,863,698	77,863,698
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	78,054,950	79,384,454	77,863,698	77,863,698

Net earnings/(loss) per ADS
Net earnings/(loss) per ADS attributable to So-Young International Inc. - basic (13 ADS represents 10 Class A ordinary shares)	0.21	(5.72)	(2.39)	(0.34)
Net earnings/(loss) per ADS attributable to So-Young International Inc. - diluted (13 ADS represents 10 Class A ordinary shares)	0.21	(5.72)	(2.39)	(0.34)

Share-based compensation expenses included in:
Cost of revenues	(1,800)	(289)	(185)	(26)
Sales and marketing expenses	(5,680)	(659)	(835)	(119)
General and administrative expenses	(23,590)	(29,527)	(7,118)	(1,018)
Research and development expenses	(5,251)	(2,180)	(780)	(112)

*  Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

											Total
											shareholders’
											equity
											attributable
										Accumulated	to
										other	shareholders
	Class A		Class B				Additional	Accumulated	Statutory	comprehensive	of the	Non-controlling	Total
	ordinary shares		ordinary shares		Treasury stock		paid-in capital	deficit	reserves	income	Company	interests	equity
		Amount		Amount		Amount
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	73,065,987	236	12,000,000	37	(4,222,667)	(232,835)	3,043,971	(346,618)	29,027	4,107	2,497,925	109,943	2,607,868
Net income	—	—	—	—	—	—	—	21,280	—	—	21,280	4,664	25,944
Statutory reserves	—	—	—	—	—	—	—	(4,828)	4,828	—	—	—	—
Repurchase of Class A ordinary shares	—	—	—	—	(6,042,941)	(125,618)	—	—	—	—	(125,618)	—	(125,618)
Dividend to non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	—	(4,464)	(4,464)
Share-based compensation expenses	—	—	—	—	—	—	36,321	—	—	—	36,321	—	36,321
Issuance of Class A ordinary shares from exercise of share options (see Note 19)	622,057	2	—	—	—	—	141	—	—	—	143	—	143
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	6,992	6,992
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	50	50
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	14,078	14,078	—	14,078
Balance as of December 31, 2023	73,688,044	238	12,000,000	37	(10,265,608)	(358,453)	3,080,433	(330,166)	33,855	18,185	2,444,129	117,185	2,561,314
Net (loss)/income	—	—	—	—	—	—	—	(589,527)	—	—	(589,527)	2,345	(587,182)
Statutory reserves	—	—	—	—	—	—	—	(6,697)	6,697	—	—	—	—
Repurchase of Class A ordinary shares	—	—	—	—	(1,972,851)	(18,237)	—	—	—	—	(18,237)	—	(18,237)
Dividend distribution	—	—	—	—	—	—	(43,573)	—	—	—	(43,573)	—	(43,573)
Share-based compensation expenses	—	—	—	—	—	—	32,655	—	—	—	32,655	—	32,655
Issuance of Class A ordinary shares from exercise of share options and vesting of RSUs (see Note 19)	4,209,925	15	—	—	—	—	284	—	—	—	299	—	299
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	79	79
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	13,375	13,375	—	13,375
Balance as of December 31, 2024	77,897,969	253	12,000,000	37	(12,238,459)	(376,690)	3,069,799	(926,390)	40,552	31,560	1,839,121	119,609	1,958,730

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

											Total
											shareholders’
											equity
											attributable
										Accumulated	to
										other	shareholders
	Class A ordinary		Class B ordinary				Additional	Accumulated	Statutory	comprehensive	of the	Non-controlling	Total
	shares		shares		Treasury stock		paid-in capital	deficit	reserves	income	Company	interests	equity
		Amount		Amount		Amount
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	77,897,969	253	12,000,000	37	(12,238,459)	(376,690)	3,069,799	(926,390)	40,552	31,560	1,839,121	119,609	1,958,730
Net (loss)	—	—	—	—	—	—	—	(242,301)	—	—	(242,301)	(4,604)	(246,905)
Statutory reserves	—	—	—	—	—	—	—	(5,896)	5,896	—	—	—	—
Repurchase of Class A ordinary shares	—	—	—	—	(1,688,867)	(15,254)	—	—	—	—	(15,254)	—	(15,254)
Dividend distribution	—	—	—	—	—	—	(19,028)	—	—	—	(19,028)	—	(19,028)
Share-based compensation expenses	—	—	—	—	—	—	8,918	—	—	—	8,918	—	8,918
Issuance of Class A ordinary shares from exercise of share options (see Note 19)	1,118,839	4	—	—	—	—	75	—	—	—	79	—	79
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	500	500
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(18,220)	(18,220)	—	(18,220)
Balance as of December 31, 2025	79,016,808	257	12,000,000	37	(13,927,326)	(391,944)	3,059,764	(1,174,587)	46,448	13,340	1,553,315	115,505	1,668,820

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net income/(loss)	25,944	(587,182)	(246,905)	(35,307)
Depreciation of property and equipment and amortization of intangible assets	46,090	45,918	57,212	8,181
Inventory provision	(734)	3,403	1,513	216
Impairment of amount due from related parties	—	13,843	—	—
Impairment of long-term investment	444	7,350	—	—
Impairment of property and equipment	844	—	6,220	889
Impairment of intangible assets	—	—	13,490	1,929
Impairment of goodwill	—	540,009	—	—
Gains on disposal of subsidiaries	(5,497)	—	—	—
Loss on disposal of property and equipment	136	6,195	4,069	582
Gains on disposal of long-term investments	(2,842)	(2,376)	—	—
Expected credit losses	15,629	39,748	21,291	3,045
Share-based compensation expenses	36,321	32,655	8,918	1,275
Lease expense to reduce right-of-use assets	45,699	47,783	57,775	8,262
Share of losses of equity method investee	12,723	15,015	4,076	583
Exchange losses/(gains)	662	(112)	(5,948)	(851)
Deferred income tax	(33,515)	(16,166)	(1,791)	(256)
Fair value change of short-term investments	(492)	246	(41)	(6)
Unrealized losses/(gains) on equity investments	3,534	(4,110)	842	120
Changes in operating assets and liabilities:
Trade receivables	(28,950)	(60,381)	21,765	3,112
Receivables from online payment platforms	(8,371)	(1,097)	7,959	1,138
Prepayment and other current assets	(50,450)	(40,876)	(45,753)	(6,543)
Inventories	(2,122)	(36,751)	(115,979)	(16,585)
Other non-current assets	5,682	(29,940)	(3,534)	(505)
Contract liabilities	(6,014)	(26,795)	(10,631)	(1,520)
Taxes payable	(1,630)	12,810	1,899	272
Salary and welfare payables	14,261	25,106	18,774	2,685
Amounts due (from)/to related parties	(6,499)	95	1,615	231
Operating lease liabilities	(56,517)	(37,984)	(56,788)	(8,121)
Accrued expenses and other liabilities	18,165	27,961	154,561	22,103
Net cash provided by/(used in) operating activities	22,501	(25,633)	(105,391)	(15,071)

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(51,176)	(62,548)	(196,618)	(28,116)
Purchase of short-term investments and term deposits	(2,235,423)	(1,166,988)	(872,285)	(124,735)
Proceeds from maturities of short-term investments and term deposits	2,103,093	1,527,110	1,025,596	146,658
Cash paid for long-term investments, including prepayment for new investment	(36,264)	(51,388)	—	—
Proceeds from disposal of property and equipment	299	77	—	—
Proceeds from disposal of subsidiaries and investees, net of cash disposed	6,570	3,400	—	—
Loans advanced to related party (see Note 23)	(8,330)	(5,854)	—	—
Proceeds from repayment of the loan advanced to related party (see Note 23)	18,620	13,230	500	71
Net cash (used in)/provided by investing activities	(202,611)	257,039	(42,807)	(6,122)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares	(125,618)	(18,237)	(15,254)	(2,181)
Proceeds from capital injection of investee	50	—	500	71
Proceeds from short-term borrowings	29,825	110,000	100,000	14,300
Repayment of short-term borrowings	—	(70,000)	(130,000)	(18,590)
Dividend paid to non-controlling interests shareholders	(4,464)	—	—	—
Dividend distribution	—	(43,573)	(19,028)	(2,721)
Proceeds from exercise of share options and vesting of RSUs	192	298	79	11
Net cash used in financing activities	(100,015)	(21,512)	(63,703)	(9,110)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,865	3,335	(1,480)	(210)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(268,260)	213,229	(213,381)	(30,513)
Cash, cash equivalents and restricted cash at the beginning of the year	701,000	432,740	645,969	92,372
Cash, cash equivalents and restricted cash at the end of the year	432,740	645,969	432,588	61,859

Supplemental disclosures of cash flow information:
Cash paid for income taxes	(16,257)	(11,599)	(9,768)	(1,397)
Supplemental disclosures of non-cash investing activities：
Converting loan receivable to long-term investment	15,115	—	—	—
Inventories transferred to property and equipment, net	4,412	518	32,831	4,695

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	426,119	587,749	418,213	59,804
Restricted cash	6,621	58,220	14,375	2,055
Total cash, cash equivalents and restricted cash	432,740	645,969	432,588	61,859

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities

(a) Principal activities

So-Young International Inc., (the “Company” or “So-Young”), is a leading aesthetic treatment platform in China connecting consumers with online services and offline treatments. The Company, through its consolidated subsidiaries and consolidated variable interest entities (“VIEs”) and the subsidiaries of the VIE (collectively referred to as the “Group”) is primarily engaged in the operation of the platform that enables users to both discover reliable content and share their own experience on medical aesthetics procedures, and leads users to reserve treatment services from medical aesthetic service providers for offline treatment in the People’s Republic of China (the “PRC” or “China”) and internationally. Following the acquisition of Wuhan Miracle in 2021, the Group expands supply chain business for production and sales of upstream medical products. In May 2023, leveraging its strong brand and market presence, the Group started to provide aesthetic treatment services by launching its branded aesthetic centers.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(a) Principal activities (Continued)

As of December 31, 2025, the Company’s major subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

		Percentage of
	Place and year of	direct or indirect
	incorporation or	economic
	year of acquisition	ownership	Principal activities
Subsidiaries
So-Young Hong Kong Limited (“So-Young HK”)	Hong Kong, 2014	100%	Investment holding
So-Young High Tech Korea Co., Ltd.	Korea, 2014	100%	Technology advisory services
Beijing So-Young Wanwei Technology Consulting Co., Ltd. (“Beijing Wanwei”)	the PRC, 2014	100%	Management consulting services
So-Young (China) Network Technology Co., Ltd. (“So-Young China”)	the PRC, 2018	100%	Management consulting services
Wuhan Zeqi Technology Co., Ltd. (“Wuhan Zeqi”)	the PRC, 2021	100%	Investment holding
Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”)	the PRC, 2021	87.60%	Production, sales and agency of equipment
Wuhan Haoweilai Technology Co., Ltd. (“Wuhan Haoweilai”)	the PRC, 2021	87.60%	Production, sales and agency of equipment
Shanghai Jiading Tonghua Micro Finance Co., Ltd. (“Tonghua Micro Finance”)	the PRC, 2021	100%	Micro finance services
Shanxi Tianfu Technology Co., Ltd. (“Shanxi Tianfu”)	the PRC, 2023	85.41%	Production, sales and agency of equipment
So-Young Medical HongKong Limited (“So-Young Medical”)	Hong Kong, 2023	100%	Investment holding
So-Young Medical Management Limited	Hong Kong, 2024	100%	Investment holding
Zhuhai So-Young Medical Management Co., Ltd. (“Zhuhai Management”)	the PRC, 2024	100%	Investment holding

VIEs
Beijing So-Young Technology Co., Ltd. (“Beijing So-Young”)	the PRC, 2013	100%	Internet information and technology advisory services
Beijing Chiyan Medical Beauty Consulting Co., Ltd. (“Beijing Chiyan”)	the PRC, 2019	100%	Internet information and technology advisory services
Zhuhai So-Young Technology Co., Ltd. (“Zhuhai So-Young”)	the PRC, 2024	100%	Internet information and technology advisory services

VIE’s Subsidiaries
Beijing So-Young Souyang Investment and Management Co., Ltd.	the PRC, 2016	100%	Management consulting services
Beijing Meifenbao Technology Co., Ltd.	the PRC, 2016	100%	Technology advisory services
Beijing Qingyang Cosmetic Service Co., Ltd. (Previously known as Beijing So-Young Qingyang Medical Instrument Co., Ltd.)	the PRC, 2017	100%	Cosmetic services
Beijing Shengshi Meiyan Culture Co., Ltd.	the PRC, 2018	100%	Internet culture services
Beijing Qingyang Medical Aesthetic Clinic Co., Ltd.	the PRC, 2020	100%	Medical aesthetic services
Chengdu So-Young Internet Hospital Co., Ltd.	the PRC, 2020	100%	Online medical treatment and consultation services
Jinbaoxin Shenzhen Insurance Brokers Co., Ltd. (“Jinbaoxin”)	the PRC, 2020	100%	Technology advisory services
Chengdu Yiyang Enterprise Management Co., Ltd. (Previously known as Chengdu Wuhou Yililanhu Medical Aesthetic Clinic Co., Ltd.)	the PRC, 2021	100%	Medical aesthetic services
Hainan Yixian Daka Technology Co., Ltd. (“Yixian Daka”)	the PRC, 2021	100%	Technology advisory services
Hainan So-Young Medical Technology Co., Ltd	the PRC, 2021	100%	Sales and agency of equipment
Shanghai Biyuhua Internet Technology Co., Ltd.	the PRC, 2021	100%	Internet information and technology advisory services
Beijing Qingyang Technology Co., Ltd.	the PRC, 2022	100%	Sales of cosmetics

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries

In May 2025, the Group gained control over Zhuhai So-Young by entering into a series of contractual arrangements through Zhuhai Management with Zhuhai So-Young and its shareholders, in order to expand its offline aesthetic network in China. Zhuhai So-Young operates the mobile app business of the Group’s aesthetic centers, a type of businesses subject to foreign ownership restrictions under the applicable laws and regulations of mainland China.

As of December 31, 2025, the Company, through the wholly foreign-owned enterprise (“WFOE”), entered into the following contractual arrangements with the VIEs and its shareholders that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the Company is the ultimate primary beneficiary of the VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

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

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

Exclusive business cooperation agreements.   The VIEs have entered into an exclusive technical development, consultation and service agreement with the WFOE, pursuant to which the WFOE provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIEs to the WFOE. The VIEs have incurred RMB279,342, RMB325,906 and RMB246,093 service fee to the WFOE for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

The following consolidated financial information of the VIEs and its subsidiaries taken as a whole as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 was included in the consolidated financial statements of the Group. Transactions between the VIEs and its subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2024	2025
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	136,846	109,305
Restricted cash and term deposits	23,174	22,409
Trade receivables	54,822	14,315
Inventories	43,198	60,036
Receivables from online payment platforms	21,200	14,570
Amounts due from Group companies	162,198	687,570
Amounts due from related parties	1,133	683
Prepayment and other current assets	71,201	63,988
Total current assets	513,772	972,876

Non-current assets:
Investment in subsidiaries	35,081	35,082
Long-term investments	143,853	143,853
Intangible assets	27,320	12,714
Goodwill	684	684
Property and equipment, net	74,264	110,706
Deferred tax assets	27,167	12,598
Operating lease right-of-use assets	119,643	31,270
Other non-current assets	61,209	14,745
Total non-current assets	489,221	361,652
Total assets	1,002,993	1,334,528

Liabilities
Current liabilities:
Taxes payable	48,092	29,922
Contract liabilities	54,429	42,329
Salary and welfare payables	49,757	44,551
Amounts due to Group companies	523,403	944,302
Amounts due to related parties	412	503
Accrued expenses and other current liabilities	230,940	352,426
Operating lease liabilities-current	31,873	11,217
Total current liabilities	938,906	1,425,250

Non-current liabilities:
Operating lease liabilities-non current	92,217	20,936
Deferred tax liabilities	6,367	2,164
Other non-current liabilities	—	411
Total non-current liabilities	98,584	23,511
Total liabilities	1,037,490	1,448,761

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Third-party revenues	1,203,754	1,173,828	1,146,222
Inter-company revenues	19,466	27,907	235,306
Total revenues	1,223,220	1,201,735	1,381,528
Third-party costs	(388,143)	(413,523)	(501,695)
Inter-company costs	(280,781)	(312,935)	(547,997)
Total costs	(668,924)	(726,458)	(1,049,692)
Total operating expenses	(552,945)	(578,746)	(516,147)
Income/(Loss) from non-operations	931	(33,536)	(30,089)
Income/(Loss) before tax	2,282	(137,005)	(214,400)
Income tax benefits/(expenses)	7,514	(1,246)	(4,784)
Net income/(loss)	9,796	(138,251)	(219,184)
Net loss attributable to non-controlling interests	3	75	—
Net income/(loss) attributable to So-Young International Inc.	9,799	(138,176)	(219,184)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash used in Group companies	(239,088)	(206,009)	(143,546)
Other operating activities	267,865	206,519	280,720
Net cash provided by operating activities	28,777	510	137,174
Purchase of short-term investments	(31,000)	—	—
Proceeds from maturities of short-term investments	15,000	16,000	—
Loans to Group companies	(57,680)	—	(366,026)
Repayments from Group companies	73,982	—	114,654
Cash disposed of the transfer of businesses under common control	—	—	(8,826)
Other investing activities	(61,681)	(67,980)	(119,600)
Net cash used in investing activities	(61,379)	(51,980)	(379,798)
Borrowings under loan from Group companies	17,012	82,527	232,336
Repayments to borrowings under loan from Group companies	(10,589)	(29,778)	(17,780)
Other financing activities with external parties	—	—	(288)
Net cash provided by financing activities	6,423	52,749	214,268
Net (decrease)/increase in cash, cash equivalents and restricted cash	(26,179)	1,279	(28,356)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB4,547 and RMB5,547 as of December 31, 2024 and 2025, respectively. As the respective VIEs and its subsidiaries are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and principal activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (continued)

The VIEs have paid RMB264.1 million, RMB231.1 million and RMB189.4 million of service fee to the WFOE for the years ended December 31, 2023, 2024 and 2025, respectively. There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Liquidity

The Group had net income of RMB25,944 for the year ended December 31, 2023, and net loss of RMB587,182 and RMB246,905 for the years ended December 31, 2024 and 2025, respectively. Net cash provided by operating activities was RMB22,501 for the year ended December 31, 2023, and net cash used in operating activities was RMB25,633 and RMB105,391 for the years ended December 31, 2024 and 2025, respectively. Accumulated deficit was RMB926,390 and RMB1,174,587 as of December 31, 2024 and 2025, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

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

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2025, or at any other rate.

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

(h) Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets as restricted cash. Restricted cash mainly represents cash received from medical aesthetic service providers and reserved in a bank supervised account for purchasing the services of the Company and the guarantee deposit.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(i) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive income/(loss) during the years presented. As of December 31, 2024 and 2025, the Group has the short-term deposits with the maturities within one year of RMB557,820 and RMB453,472, respectively. As of December 31, 2024 and 2025, the Group has the long-term deposits with the maturities over one year of RMB62,688 and nil, respectively, recorded in other non-current assets.

(j) Trade receivables and other receivables

The Group’s trade receivables and other receivables including loan receivables are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal adjusted for any write-offs and the allowance for credit losses. The Group estimated the allowance for credit losses pursuant to ASC 326 to reflect the Group’s estimated expected losses. The Group assesses the allowance for credit losses, mainly based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. Interest income from these instruments is using the effective interest rate method if applicable.

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

The Group recorded a provision for current expected credit loss. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Beginning balance	42,434	55,823	109,414
Additional allowance for credit losses, net of recoveries	15,629	53,591	21,291
Write-offs	(2,240)	—	—
Ending balance	55,823	109,414	130,705

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

The Group classifies its inventories to raw materials, semi-finished products and finished products. Raw materials and semi-finished products include purchased materials, components and supplies to be used in production. Finished products include products manufactured by the Group and products purchased for resale and used for aesthetic treatment services.

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

The Group’s long-term investments consist of investments in privately held companies and the publicly traded company.

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

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments-Overall (Subtopic 825-10): “Recognition and Measurement of Financial Assets and Financial Liabilities”, which requires all equity investments to be measured at fair value with changes in the fair value recognized through non-operating income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). Effective January 1, 2018 with the adoption of ASU 2016-01, the Group has elected to use the measurement alternative to account for the equity investments, over which the Group does not have significant influence, or investments in shares that are not ordinary shares or in-substance ordinary shares and that do not have readily determinable fair value, and therefore carries these investments at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment. In addition, the existing impairment model has been replaced with a new one-step qualitative impairment model.

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

RMB444, RMB7,350 and nil impairment losses were recognized for the years ended December 31, 2023, 2024 and 2025.

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

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net loss attributable to non-controlling interests. For the years ended December 31, 2023 and 2024, net income attributable to non-controlling interests amounted to RMB4,664 and RMB2,345, respectively. For the year ended December 31, 2025, net loss attributable to non-controlling interests amounted to RMB4,604. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

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

Developed technology	7-10 years
License and in-process research and development intangible assets	5-10 years
Software, trade names and others	3-10 years
Customer relationship	8 years
Supplier relationship	3 years

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

(s) Leases

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease terms are determined after taking into account of rental escalation clauses, renewal options and/or termination options, if any. Certain leases may contain variable lease payments such as rent based on a percentage of the sales. Variable lease payments may be subject to a breakpoint threshold of fixed rent. Variable lease payments, other than those that depend on an index or a rate, are not included in the measurement of the lease liability. Lease expense is recorded in the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease term. The Group has elected to apply “the package” of practical expedients afforded under ASU No. 2016-02, Leases (Topic 842) (“ASC 842”). Short-term leases have not been recorded on the balance sheet.

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

(u) Reclassifications

Starting from the year of 2024, in light of the better monitoring business development of branded aesthetic centers, the previous line item information services and others was separated into two line items, which are aesthetic treatment services and information services and others. And the Group grouped the revenue generated from information services and others and reservation services, which is renamed as information, reservation services and others. Since the year of 2025, the previous line item information, reservation services and others was separated into two line items, which are information and reservation services and other services.

The revenue generated from aesthetic treatment services was previously reported in line item of information services and others. The revenue generated from information and reservation services and other services for the years of 2023 and 2024 have also been retrospectively updated. The amount reclassified from previous line item information, reservation services and others to information and reservation services is RMB889.9 million and RMB736.6 million for the years of 2023 and 2024, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(u) Reclassifications (Continued)

Starting from the year of 2024, the previous line item cost of services and others was separated into two line items, which are cost of aesthetic treatment services and cost of information, reservation services and others. Cost of aesthetic treatment services primarily consists of expenditures relating to aesthetic treatment services in branded aesthetic centers. Since the year of 2025, the previous line item cost of information, reservation services and others was separated into two line items, which are cost of information and reservation services and cost of other services. Cost of information and reservation services primarily consists of expenditures relating to operation of platform business, and the remaining cost of information, reservation services and others is reclassified into cost of other services. The cost of information and reservation services and cost of other services for the years of 2023 and 2024 have also been retrospectively reclassified.

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

i)Information services

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

The Group generates its information service revenue primarily i) at a fixed fee per each day’s content display, ii) based on a contractual rate per unit of output, such as per click, etc. These information services may be sold in combination as a bundled arrangement or separately on a stand-alone basis.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(v) Revenue recognition (Continued)

i)Information services (continued)

Service providers can choose to sign up arrangements through the Group’s online information service system or sign-up off-line arrangements. Advance payment is required when signing up the arrangements. In the case of signing up on-line arrangements, the service providers are required to purchase So Young tokens (the “Token”) in the service provider account as the information service is priced in Tokens on the on-line platform. Tokens are the virtual currency of the Group’s platform. The Token will be locked in the individual service provider account when a service provider places an order on-line and will be deducted from the service provider account when service is performed. On a recurring basis, the Group offers free Tokens to service providers as certain percentage of purchased Tokens. The free Tokens have the same purchase power as the purchased Tokens, which represent an advance payment from customers. Tokens are interchangeable and not tied directly to any specific revenue transaction because the Tokens are fungible. As such, the Group values the Tokens based on an average pricing method to determine the transaction price for the specific information services provided to the service provider. The Tokens are not transferable or refundable and are generally consumed in three months after purchased or given for free. The value of expired Tokens has been immaterial. In the case of signing up off-line arrangements, the service providers are required to make cash advance payment for each individual contract. Contract consideration is determined and fixed in cash at the inception of contract.

Revenue for the information services above is recognized in the period when information service is delivered as evidenced in a manner satisfying the types of engagements selected by the service providers, such as display of content, clicks on content and/or post of articles on the Group’s platform. Arrangements involving multiple performance obligations primarily consist of combinations of the above information services. For arrangements that include a combination of these services, the Group develops an estimate of the standalone selling price for these services in order to allocate any potential discount to all performance obligations in the arrangement. The Group believes the use of its estimation approach and allocation of the transaction price on a relative standalone selling price basis to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606.

Barter transactions

The Group entered agreements with service providers whereby the Group provided information service as the consideration for sharing advertising space purchased by the service providers from other third-party providers. In general, the service provider would share certain percentage of the purchased advertising space with the Group. In exchange, the Group would provide the information services with the same value of the shared advertising space to the service provider based on the service provider’s purchase price with the third party and the shared percentage of the advertising space. Revenue from the barter transactions is recognized when information service is provided as discussed above and the expense related to the shared advertising space is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for information service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The Group recognized revenue from barter transactions amounted to nil, RMB3,137 and nil for the years ended December 31, 2023, 2024 and 2025, respectively. The expenses recognized from barter transactions for the years ended December 31, 2023, 2024 and 2025 were nil, RMB3,325 and nil, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(v) Revenue recognition (Continued)

ii)Reservation services

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

Commissions for the reservation service are in the form of a fixed fee per transaction or an agreed percentage of the value of service actually provided by the service providers. The consideration for each sales facilitation service is determined when the contract is placed. Following ASC 606-10-32-40, the Group recognizes revenue for each completed transaction based on the value of service actually provided by the service providers as reservation service fee relates specifically to the facilitation for that transaction.

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

The Group may from time to time provide incentives in various forms to attract or retain consumers. Under the circumstances where consumers are not considered as customers under ASC 606, the Group evaluates the features of different incentives provided to consumers to determine whether they represent implicit or explicit obligations to consumers on behalf of merchants, which are considered as payments to customers and are recorded as reduction of revenues. Incentives that are not considered as payments to customers are recorded as sales and marketing expenses.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(v) Revenue recognition (Continued)

iii)Aesthetic treatment services

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

Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. The Group assesses if these options provide a material right to the customer and if so, they are considered performance obligations.

The Group provides discount coupons to its customers for use in purchases, which are treated as a reduction of revenue when the related transaction is recognized. The Group also pays certain customers referral incentives for providing distinct referral services. These payments are made at fair value in exchange for specified user-acquisition activities conducted by these customers. Such payments are recorded as sales and marketing expenses in the consolidated statements of comprehensive income/(loss).

iv)Sales of medical products and maintenance services

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

The Group recognizes revenue on equipment sales to customers when delivery and acceptance occurs, which is defined as receipt by the Group of an executed form that the installation process is complete.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(v) Revenue recognition (Continued)

v)Other services

The Group also provides other services, which mainly include medical aesthetic service displayed on So-Young Prime and insurance brokerage services. Revenue is recognized when these services are rendered.

vi)Warranty

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(w) Cost of revenues

Cost of information and reservation services consists primarily of payroll costs, share-based compensation expenses, servers and bandwidth costs, depreciation expenses, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct expenditures relating to operation of platform business.

Cost of aesthetic treatment services consists primarily of payroll costs, rental expenses, depreciation expenses, medical consumables costs and other direct costs related to the aesthetic treatment services.

Cost of medical products sold and maintenance services consists primarily of cost of inventories, payroll costs and consumables used in maintenance services.

Cost of other services consists primarily of expenditures related to the operation of other business.

These costs are charged to the consolidated statements of comprehensive income/(loss) as incurred.

(x) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses, user acquisition activities expenses, payroll costs, share-based compensation expenses, and rental expenses related to the Group’s sales and marketing departments. For the years ended December 31, 2023, 2024 and 2025, advertising expenses were RMB270,304, RMB188,225 and RMB220,248, respectively.

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

(z) Research and development expenses (Continued)

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

Payments made to third parties who perform research and development services on the Group’s behalf are expensed as services are rendered.

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

(ab) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB96,961, RMB90,472 and RMB93,644 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income/(loss). The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2024 and 2025 nor did the Group recognize any related interest and penalties.

(ad) Government grants

Government grants, which mainly represent amounts received from local governments in connection with the Group’s investments in local business districts and contributions to technology development, are recognized as income in other income, net. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled. For the years ended December 31, 2023, 2024 and 2025, government grants recorded as others, net were RMB20,900, RMB12,319 and RMB13,661, respectively.

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

On March 18, 2024, the board of directors of the Company authorized a share repurchase program under which the Company is authorized to repurchase up to an aggregate value of US$25 million of its shares (including in the form of ADS) during the 12 - month period beginning from March 22, 2024. As of December 31, 2024, the Company has repurchased approximately 2,564,707 ADSs (equivalent to 1,972,851 ordinary shares) for approximately US$2.6 million (RMB18.2 million) under this program. On March 21, 2025, the board of directors of the Company authorized the extension of this share repurchase program for an additional 12-month period. As of December 31, 2025, the Company has repurchased approximately 4,760,234 ADSs (equivalent to 3,661,718 ordinary shares) for approximately US$4.7 million (RMB33.5 million) under this program.

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

The Group have made RMB4,828, RMB6,697 and RMB5,896 appropriations to its statutory reserve fund for the years ended December 31, 2023, 2024 and 2025.

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

The operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. Prior to the year ended December 31, 2025, the Group had two reportable segments, namely So-Young and Wuhan Miracle. Starting from the year ended December 31, 2025, the Group has implemented a new organizational and governance structure, which the CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change. Consequently, the Group presents four reportable segments as set out in Note 24 to reflect the change. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. The prior periods’ segment operating results have been retrospectively recast to conform to current period presentation. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of comprehensive income/(loss) or consolidated statements of cash flows.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(ak) Recently issued accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU 2024-03 early and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In July 2025, the FASB issued ASU 2025-05. Financial Instruments - Credit Losses (Topic326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05). The amendments in ASU 2025-05 provide a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect to adopt ASU 2025-05 early and is currently evaluating the impact of the new guidance on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update removes all references to prescriptive and sequential software development stages throughout Subtopic 350-40. The update requires an entity to start capitalizing software costs when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. The update further specifies that the disclosures in Subtopic 360-10 are required for all capitalized internal-use software costs. This update is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The guidance can be applied using a prospective transition approach, a modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption, or a retrospective transition approach. The Group does not expect to adopt ASU 2025-06 early and is currently evaluating the impact on its financial statements of adopting this guidance.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (ASU 2025-10), which establishes authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. Under ASU 2025-10, government grants are recognized when it is probable that the entity will both comply with the conditions of the grant and the grant will be received. The ASU provides specific accounting models for grants related to assets and grants related to income, including options to recognize government grants as deferred income or as a reduction of the asset’s cost basis. The ASU also requires enhanced disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years, with early adoption permitted. The Group does not expect to adopt ASU 2025-10 early and is currently evaluating the impact of adopting ASU 2025-10 on its consolidated financial statements and related disclosures.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

3. Concentration and Risks

(a) Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to USD and RMB appreciated more than 20% against the USD over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and USD remained within a narrow band. Since June 2010, RMB has fluctuated against USD, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1.7% between December 31, 2022 and 2023. The depreciation of the RMB against the US$ was approximately 1.5% between December 31, 2023 and 2024. The appreciation of the RMB against the US$ was approximately 2.2% between December 31, 2024 and 2025. It is difficult to predict how market force or the PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

(b) Concentration of customers and suppliers

There were no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2023, 2024 and 2025.

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

As a further means of managing its credit risk, the Group holds its cash and cash equivalents, restricted cash and term deposits and term deposits and short-term investments in a number of different financial institutions. As of December 31, 2024 and 2025, the Group held its cash and cash equivalents, restricted cash and term deposits and term deposits and short-term investments in different financial institutions, and held approximately 41% and 34%, respectively, of its total cash and cash equivalents, restricted cash and term deposits and term deposits and short-term investments in a single financial institution.

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

Trade receivables are typically unsecured and are derived from revenue earned directly from customers. No single customer represented 10% or more of the Group’s revenues for the years ended December 31, 2023, 2024 and 2025. The Group has not experienced any significant recoverability issue with respect to its trade receivables.

Loan receivables are the micro loans to medical aesthetic consumers. The Group started to provide this service in 2021. There were no single consumer represented 10% or more of the Group’s such revenue for the years ended December 31, 2023, 2024 and 2025. The risk with respect to loan receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

4. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets:

	As of December 31,
	2024	2025
	RMB	RMB
Loan receivables, net	72,351	80,570
Prepayments for services	33,742	52,179
Deductible VAT	13,192	48,566
Prepayments to inventory suppliers	42,510	36,103
Interest receivable	16,463	12,164
Prepaid rental and other deposits	7,007	7,303
Others	9,937	9,352
Total	195,202	246,237

5. Inventories

Inventories consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Finished products	94,482	172,174
Raw materials and semi-finished products	57,272	61,215
Inventories	151,754	233,389

6. Business Combination

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

7. Goodwill

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2024 and 2025 were as follows:

		Wuhan
	Others	Miracle	Total
	RMB	RMB	RMB
Balance as of December 31, 2023	684	540,009	540,693
Increase in goodwill related to acquisition	—	—	—
Impairment of goodwill	—	(540,009)	(540,009)
Balance as of December 31, 2024	684	—	684
Increase in goodwill related to acquisition	—	—	—
Impairment of goodwill	—	—	—
Balance as of December 31, 2025	684	—	684

Gross goodwill balances were RMB540,693 and RMB540,693 as of December 31, 2024 and 2025, respectively. Accumulated impairment losses were RMB540,009 and RMB540,009 as of December 31, 2024 and 2025, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

7. Goodwill (Continued)

No impairment loss of goodwill was recorded for the years ended December 31, 2023 and 2025, respectively. For the year ended December 31, 2024, considering (i) Wuhan Miracle withdrew its IPO plan on December 23, 2024, and (ii) Wuhan Miracle did not achieve the anticipated growth and financial performance, the Group assessed that it is more likely than not that the fair value of Wuhan Miracle reporting unit is less than its carrying amount and impairment tests were conducted by quantitatively comparing the fair values of the reporting unit to its carrying amount, including goodwill. The Wuhan Miracle reporting unit estimated the fair value using a discounted cash flow model. Management’s cash flow projections for the Wuhan Miracle reporting unit included significant judgments and assumptions relating to the projected revenue, projected operating result, and the discount rate. Based on the goodwill impairment test, management determined that the carrying value of the Wuhan Miracle reporting unit exceeded its estimated fair value and, therefore, recorded a goodwill impairment charge of RMB540,009. The fair value determined using the discounted cash flow model is compared with comparable market data and reconciled, as necessary.

8. Investments

(a) Short-term Investments

As of December 31, 2024 and 2025, the Group’s short-term investments are comprised of investments in wealth management products issued by financial institutions, which contain a variable interest rate. To estimate the fair value of short-term investments, the Group refers to the quoted rate of return provided by financial institutions at the end of each year using discounted cash flow method. The Group classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

For the years ended December 31, 2023, 2024 and 2025, the Group recognized investment income related to short-term investments of RMB7,209, RMB3,229 and RMB3,085 in the consolidated statements of comprehensive income/(loss), respectively.

(b) Long-term Investments

The Group’s equity investments are reported in long-term investments in the consolidated balance sheets.

The Group’s long-term investments consisted of the follows:

	Equity	Equity
	investments	investments
	without readily	with readily
	determinable	determinable	Equity method
	fair values	fair values	investments	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	235,353	3,560	22,103	261,016
Addition	11,500	—	26,658	38,158
Disposal	(3,400)	—	—	(3,400)
Share of losses of equity method investees	—	—	(15,015)	(15,015)
Fair value change	7,791	(1,264)	—	6,527
Impairment	—	—	(7,350)	(7,350)
Foreign exchange adjustment	—	50	295	345
Balance as of December 31, 2024	251,244	2,346	26,691	280,281
Share of losses of equity method investees	—	—	(4,076)	(4,076)
Fair value change	—	(842)	—	(842)
Foreign exchange adjustment	—	(37)	(573)	(610)
Balance as of December 31, 2025	251,244	1,467	22,042	274,753

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

8. Investments (Continued)

(b) Long-term Investments (Continued)

Equity investments using the measurement alternative

In October 2016, the Group completed its investment in Shanghai Xingying Medical Technology Co., Ltd (“Xingying”), and obtained its 10% equity interest with certain substantial preferential rights. Total consideration for the investment in Xingying was RMB4,000 with a combination of RMB1,000 in cash and RMB3,000 in the form of information services. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Group are not considered as in-substance common stock and the shares do not have readily determinable fair values.

In October 2017, the Group invested in First BCC Plastic Surgery Hospital (“First BCC”) by purchasing 1% of its equity interest, with a total cash consideration of RMB1,663. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the Group had no significant influence over the investee and the shares do not have readily determinable fair values.

In October 2018, the Group invested in Chengdu Zhisu Medical Management Company Limited (“Chengdu Zhisu”) by purchasing 16% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB4,000. In September 2019, the Group additionally acquired Chengdu Zhisu’s newly issued ordinary shares by paying the cash consideration of RMB4,250. After the subsequent investment in 2019, the Group held approximately 16% of its issued and outstanding shares. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Group are not considered as in-substance common stock and the shares do not have readily determinable fair values.

In November 2018, the Group invested in Beijing Mevos Management Consulting Company Limited (“Beijing Mevos”) by purchasing 11.11% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB5,150. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Group are not considered as in-substance common stock and the shares do not have readily determinable fair values.

In April 2019, the Group completed the investment in Beijing Yicai Health Management Consulting Co., Ltd. (“Yicai”) by purchasing 35% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB17,500. In September 2021, the Group additionally acquired Yicai’s newly issued ordinary shares by paying the cash consideration of RMB350. After the subsequent investment in 2021, the Group held 35% of its issued and outstanding shares. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Group are not considered as in-substance common stock and the shares do not have readily determinable fair values.

In December 2020, the Group completed the investment in Shanghai Linkedcare (“Linkedcare”) Information Technology Co., Ltd. by purchasing 15.1% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB125,000. In July 2021, the Group additionally acquired Linkedcare newly issued preferred shares by paying the cash consideration of RMB40,000. After the subsequent investment in 2021, the Group held approximately 13.33% of its issued and outstanding shares. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Group are not considered as in-substance common stock and the shares do not have readily determinable fair values.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

8. Investments (Continued)

(b) Long-term Investments (Continued)

Equity investments using the measurement alternative (continued)

In June 2021, the Group invested in Beauty Care Clinics Investment Co., Ltd (“BCC Investment”) by purchasing 1.74% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB50,000. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the Group had no significant influence over the investee and the shares do not have readily determinable fair values.

In July 2021, the Group acquired Wuhan Miracle. Wuhan Miracle owned 7.5% of the equity interest of Kairuite Medical Technology (Suzhou) Co., Ltd. (Previous known as Kerui Medical Technology (Ningbo) Co., Ltd.) with a total cash consideration of RMB3,000. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the Group had no significant influence over the investee and the shares do not have readily determinable fair values. In October 2024, the Group disposed 2.0% of its equity interest with the cash consideration of RMB3,400.

In April 2023, the Group completed the investment in Hangzhou Huanyouji Culture Media Co., Ltd. by purchasing 30% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB10,540. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Group are not considered as in-substance common stock and the shares do not have readily determinable fair values.

In August 2024, the Group invested in JHM Biopharm (Hangzhou) Co., Ltd. (“JHM”) by purchasing 0.7307% of its equity interest with the total cash consideration of RMB10,000. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016 - 01 as the shares invested by the Group are not considered as in - substance common stock and the shares do not have readily determinable fair values.

In September 2024, the Group invested in Shanghai Miaoyu Internet Technology Limited by purchasing 15% of its equity interest with the total cash consideration of RMB1,500. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Group are not considered as in-substance common stock and the shares do not have readily determinable fair values.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. Based on the Group’s assessment, no impairment loss was recognized in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2023, 2024 and 2025, against the carrying value of the investment due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment.

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

In September 2021, the Group invested in Beijing Souyang Management Consulting Co., Ltd (“Beijing Souyang”) by purchasing 77% of its equity interest. The total cash consideration for the investment was RMB5,000. The Group determined that Beijing Souyang was not a variable interest entity under ASC Topic 810, “Consolidation” (“ASC 810”) and evaluated for consolidation under the voting interest model. Because of substantive participating rights of the 23% equity investor, including the approval of material operating decisions such as appointment of key management and determination of key management’s compensation, the Group does not have unilateral control over this investment. Therefore, the Group does not consolidate Beijing Souyang but accounts for it using equity method in accordance with ASC 323, Investments—Equity Method and Joint Ventures. In February 2023, the Group disposed 11% of its equity interest with the cash consideration of RMB700. In May 2023, the Group made a capital reduction of 46% of its equity interest with the cash consideration of RMB3,753, and has received RMB1,000. As of December 31, 2023, the Group held 20% of its equity interest. Beijing Souyang was deregistered on December 15, 2025.

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

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. Based on the Group’s assessment, an impairment loss of RMB444, RMB7,350 and nil was recognized in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2023, 2024 and 2025, respectively, against the carrying value of the investment due to significant deterioration in earnings or financial condition or unexpected changes in business prospects of the investees as compared to the original investment.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

9. Property and Equipment, Net

Property and equipment, net as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Building	99,166	99,166
Leasehold improvements	74,276	127,455
Medical equipment	51,713	170,962
Office equipment, furniture and others	10,846	10,784
Production machinery	6,059	6,526
Computers and electrical equipment	6,777	9,600
Total	248,837	424,493
Accumulated depreciation	(90,602)	(121,830)
Impairment of property and equipment	(2,883)	(9,103)
Net book value	155,352	293,560

Depreciation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were RMB20,741, RMB22,719 and RMB34,187, respectively.

10. Intangible Assets

Intangible assets and its related accumulated amortization as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024
	Gross			Net
	carrying	Accumulated	Impairment	carrying
	value	amortization	Amount	amount
	RMB	RMB	RMB	RMB
License (i)	98,419	(37,785)	—	60,634
Developed technology (ii)	70,000	(24,222)	—	45,778
In-process research and development intangible assets (ii)	27,000	(9,258)	—	17,742
Supplier relationship (ii)	17,000	(17,000)	—	—
Software	4,216	(2,656)	—	1,560
Trade names	897	(506)	—	391
Others	752	(242)	—	510
Total	218,284	(91,669)	—	126,615

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

10. Intangible Assets (Continued)

	As of December 31, 2025
	Gross			Net
	carrying	Accumulated	Impairment	carrying
	value	amortization	Amount	amount
	RMB	RMB	RMB	RMB
License (i)	152,276	(50,465)	(9,502)	92,309
Developed technology (ii)	97,000	(43,181)	(3,988)	49,831
Supplier relationship (ii)	17,000	(17,000)	—	—
Software	4,216	(3,138)	—	1,078
Trade names	928	(596)	—	332
Others	861	(314)	—	547
Total	272,281	(114,694)	(13,490)	144,097
(i)Licenses mainly include the insurance broker license, micro-finance license, medical aesthetic licenses and the exclusive distribution license. Insurance broker license was derived from the acquisition of Jinbaoxin. In January 2020, the Group completed the acquisition of Jinbaoxin. The transaction was accounted for as an asset acquisition as the acquiree company did not meet the criteria of a business and substantially all the fair value of the assets acquired were concentrated in a single asset.

Micro-finance license was derived from the acquisition of Tonghua Micro Finance. In October 2021, the Group completed the acquisition of Tonghua Micro Finance. The transaction was accounted for as an asset acquisition as the acquiree company did not meet the criteria of a business and substantially all the fair value of the assets acquired were concentrated in a single asset.

Medical aesthetic licenses were derived from the acquisition of medical aesthetic clinics. From July 2024 to November 2025, the Group completed the acquisition of several medical aesthetic clinics. The transaction was accounted for as an asset acquisition as the acquiree company did not meet the criteria of a business and substantially all the fair value of the assets acquired were concentrated in a single asset.

The exclusive distribution license was derived from a distribution agreement. In 2023, the Group entered into a strategic cooperation with Jiangxi Xihong Biomedicine Co., Ltd., securing an exclusive distribution license for certain medical aesthetic products under development by the latter. In December 2025, some medical aesthetic products completed registration. The corresponding distribution license meet the recognition criteria for intangible assets.

(ii)Supplier relationship, in-process research and development intangible assets and developed technology were derived from the acquisition of Wuhan Miracle in 2021.

The impairment loss of intangible assets was nil, nil and RMB13,490 for the years ended December 31, 2023, 2024 and 2025, respectively.

Amortization expense was RMB25,349, RMB23,199 and RMB23,025 for the years ended December 31, 2023, 2024 and 2025, respectively.

The Group will record estimated amortization expenses of RMB25,385, RMB25,170, RMB25,081, RMB25,061 and RMB43,400 for the years ending December 31, 2026, 2027, 2028, 2029, 2030 and thereafter, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

11. Other Non-current Assets

Other non-current assets as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Loan receivables, net	71,355	67,438
Rental deposits	15,903	36,208
Long-term prepayments	45,744	26,870
Long-term deposits	62,688	—
Others	4,462	482
Other non-current assets	200,152	130,998

12. Short-term Borrowings

Short-term borrowings as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Short-term borrowings	69,771	39,814

The weighted average interest rate for the short-term borrowings is 1.5% for the years ended December 31, 2024 and 2025, respectively.

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

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Taxation (Continued)

(b) Income tax

Composition of income tax

The following table presents the composition of income tax (benefits)/expenses for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense	15,440	15,261	2,587
Deferred tax benefits	(33,515)	(16,166)	(1,791)
Income tax (benefits)/expenses	(18,075)	(905)	796

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

Beijing Wanwei was entitled as HNTE in 2018 and eligible for a preferential EIT rate of 15%, for the three-year period from 2018 to 2020 and extended to additional three-year period from 2021 to 2023, so long as it meets the HNTE criteria, however, as Beijing Wanwei qualified as “Software Company”, hence to enjoy income tax rate of 0% for the two-year period from 2019 to 2020, and enjoys income tax rate of 12.5% for the three-year period from 2021 to 2023. Beijing Wanwei extended to additional three - year period from 2024 to 2026 for HNTE, therefore, eligible for a preferential income tax rate of 15% for the three - year period from 2024 to 2026.

Wuhan Miracle were entitled as HNTE in 2023 and eligible for a preferential EIT rate of 15%, for the three-year period from 2023 to 2025.

The preferential effective tax rates may be as low as 5% for small and micro enterprises that meet certain conditions for the years ended December 31, 2023, 2024 and 2025.

All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Taxation (Continued)

(b) Income tax (Continued)

China (continued)

In general, all of the tax returns of the Group’s PRC entities in China remain subject to examination by the tax authorities for up to five years from the date of filing. The Group may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

In 2023, 2024 and 2025, the Company did not record any dividend withholding tax on the retained earnings of its FIE in the Chinese mainland, as the Company intended to reinvest all earnings in the Chinese /mainland to further expand its business in the Chinese mainland, and its FIEs did not intend to declare dividends on the retained earnings to their immediate foreign holding companies. As of December 31, 2025, the retained earnings of PRC subsidiaries including VIEs amounted to approximately RMB222.4 million.

The Group established tax residency in China and adopted ASU 2023-09 on a prospective basis beginning with the year ended December 31, 2025. The following table presents the required disclosure pursuant to ASC 2023-09 for the year ended December 31, 2025:

	For the Year Ended December 31,
	2025
	RMB	Percent
Income before income taxes	(246,109)
PRC statutory income tax rate	(61,527)	25.0%
Foreign tax effect:
Hong Kong
Statutory tax rate difference between local and Hong Kong	(1,490)	0.6%
Hong Kong offshore account interest income	(4,015)	1.6%
Others	1,890	(0.8%)
Changes in valuation allowances	41,976	(17.1%)
Nontaxable or Nondectible items
Share-based payment awards	2,229	(0.9%)
Additional deduction for research and development expenditures	(17,097)	6.9%
Tax holiday	27,963	(11.4%)
Other non-deductible expenses	10,867	(4.4%)
Income tax expenses	796	(0.3%)

The following table presents the required disclosures prior to the adoption of ASU 2023-09 and reconciles the U.S. statutory tax rate to the Group’s effective income tax rate for the years ended December 31, 2023 and 2024:

	For the Year Ended December 31,
	2023	2024
	RMB	RMB
Income tax (expenses)/benefits at PRC statutory income tax rate-25%	1,967	(147,021)
Permanent differences (1)	(31,403)	117,584
Tax rate difference from tax holiday and statutory rate in other jurisdictions, tax refund and others	7,059	5,139
Change in valuation allowance	4,302	23,393
Income tax benefits	(18,075)	(905)
(1)The permanent differences mainly consisted of additional deduction for research and development expenditures, non-deductible expenses, gains on disposal of Leya and impairment of goodwill.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Taxation (Continued)

(b) Income tax (Continued)

China (continued)

The per share effect of the tax holidays are as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net loss per ordinary share effect-basic	(0.03)	(0.04)	(0.39)
Net loss per ordinary share effect-diluted	(0.03)	(0.04)	(0.39)

(c) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets
Advertising and promotion expenses in excess of deduction limit	1,575	1,295
Payroll and expense accrued	1,835	1,234
Net operating tax loss carry forwards	116,449	135,961
Loss on equity investment	12,676	13,349
Impairment of long-term investments	7,411	7,411
Provision of allowance for expected credit loss	21,152	21,987
Impairment of long-lived assets	1,219	2,774
Operating lease liabilities	21,191	16,990
Others	1,543	3,847
Valuation allowance	(78,910)	(118,545)
Total deferred tax assets, net	106,141	86,303

Deferred tax liabilities
Assets arisen from business combination and assets acquisition	19,758	10,615
Operating lease right-of-use assets	19,889	16,258
Total deferred tax liabilities	39,647	26,873

Presentation in the consolidated balance sheets after net off:
Deferred tax assets	84,950	69,313
Deferred tax liabilities	19,758	10,615

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes - Overall - Other Presentation Matters.” The Group has classified all deferred tax assets and liabilities as non-current items on its consolidated balance sheet as of December 31, 2024 and 2025.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Taxation (Continued)

(c) Deferred tax assets and liabilities (Continued)

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance as of January 1,	(51,215)	(55,517)	(78,910)
Change of valuation allowance	(4,302)	(23,393)	(41,976)
Reduction due to expiration of tax attributes	—	—	2,341
Balance as of December 31,	(55,517)	(78,910)	(118,545)

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

The increase of valuation allowance in 2025 was mainly related to deferred tax assets recognized from net operating tax loss carry forwards of Chengdu So-Young Internet Hospital Co., Ltd., as the Group did not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized.

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration period for tax losses has been extended from five years to ten years due to new tax legislation released in 2019. As of December 31, 2025, certain entities of the Group had net operating tax loss carry forwards, if not utilized, would expire as follows:

RMB
Loss expiring in 2026	10,033
Loss expiring in 2027	12,873
Loss expiring in 2028	81,070
Loss expiring in 2029	82,538
Loss expiring in 2030 and thereafter	647,705
Total	834,219

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

The Group did not record any dividend withholding tax, as the Group’s FIE, the WFOE, has no retained earnings in any of the periods presented.

14. Taxes Payable

The following is a summary of taxes payable as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
VAT payable	34,523	31,509
Withholding individual income taxes for employees	8,037	5,014
Enterprise income taxes payable	17,996	6,200
Others	1,306	738
Total	61,862	43,461

15. Contract Balances

The following table provides information about trade receivables, contract assets, and contracts liabilities with customers:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Trade receivables	57,219	98,774	51,532
Contract liabilities	103,374	76,579	65,948

Contract assets related to the receipt of the consideration which is conditional on the fulfilment of the warranty service for sales of equipment. As of December 31, 2024 and 2025, the contract assets were nil. Trade receivables are recorded when the right to consideration becomes unconditional.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

15. Contract Balances (Continued)

Contract liabilities mainly relate to the payments received for information service and sales of equipment and maintenance services in advance of performance under the contract. As of December 31, 2024 and 2025, contract liabilities were RMB76,579 and RMB65,948, respectively. The Group’s information service and sales of equipment are provided in a relatively short period, as such the contract liabilities are generally recognized as revenue within three months. The Group’s maintenance services are generally provided over twelve months and the contract liabilities relate to the payments received for maintenance services are generally recognized as revenue within 12 months accordingly.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2023, 2024 and 2025 is RMB102,877, RMB95,918 and RMB70,069, respectively.

As of December 31, 2024 and 2025, the Group does not have material unsatisfied performance obligations with the related contract of duration over one year.

16. Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Deposits payable to service providers and others	44,959	38,106
Accrued service expenses	44,162	51,728
Advance payment from platform users and customers	113,787	226,697
Payables to service providers	19,519	21,692
Payables to suppliers of inventories	20,308	26,985
Product warranty	3,870	3,891
Accrued litigation liabilities (see Note 21)	256	112
Accrued rental payable	—	28,117
Others	18,355	30,179
Total	265,216	427,507

Standard product warranty activities were as follows:

Warranty
RMB
Balance as of December 31, 2023	3,339
Provided during the period	4,663
Utilized during the period	(4,132)
Balance as of December 31, 2024	3,870
Provided during the period	4,498
Utilized during the period	(4,477)
Balance as of December 31, 2025	3,891

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

The Group recorded ROU assets and lease liabilities as a lessee. As of December 31, 2024 and 2025, ROU assets were RMB162,764 and RMB251,635, respectively. As of December 31, 2024 and 2025, lease liabilities were RMB170,105 and RMB259,900, respectively. Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2024	2025
	RMB	RMB
Cash payments for operating leases	44,170	65,186
ROU assets obtained in exchange for operating lease liabilities	94,078	147,616

Future lease payments under operating leases as of December 31, 2025 were as follows:

Operating leases
RMB
Year ending December 31,
2026	84,803
2027	79,441
2028	71,166
2029	30,364
2030 and thereafter	11,832
Total future lease payments	277,606
Less: Imputed interest	(17,706)
Total lease liability balance	259,900

The weighted-average remaining lease term was 4.02 and 3.63 years as of December 31, 2024 and 2025, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2024 and 2025 was 4.03% and 3.71%, respectively.

Operating lease expenses for the years ended December 31, 2023, 2024 and 2025 were RMB49,505, RMB54,129 and RMB66,087, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the years ended December 31, 2023, 2024 and 2025 were RMB3,498, RMB6,851 and RMB8,930, respectively.

The ROU assets in relation to the early terminated leases for the years ended December 31, 2024 and 2025 were RMB1,780 and RMB939, respectively. The leasing liabilities in relation to the early terminated leases for the years ended December 31, 2024 and 2025 were RMB1,939 and RMB1,007, respectively.

As of December 31, 2024 and 2025, no additional operating leases have not yet commenced.

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

As of December 31, 2025, 750,000,000 Class A ordinary shares were authorized, 79,016,808 and 65,089,482 shares issued and outstanding, respectively; 20,000,000 Class B ordinary shares were authorized, 12,000,000 Class B ordinary shares were issued and outstanding, respectively; and 80,000,000 shares as the board of directors may determine in accordance with the amended and restated memorandum and articles of association were authorized.

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

In 2025, the Company has granted 349,337 share options with an exercise price of US$0.01 per share under the Second Amended 2018 Plan and the 2023 Plan.

As of December 31, 2025, the number of shares available for future grant under the Company’s Second Amended 2018 Plan and 2023 Plan was 260,451 and 1,703,812, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Share-based Compensation (Continued)

(b) Valuation

The Group uses binomial option pricing model to determine fair value of the share options. The fair value of each option granted for the years ended December 31, 2023, 2024 and 2025 is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2023	2024	2025
Expected volatility	48.50%-56.29%	54.11%-55.32%	55.01%-58.52%
Expected dividends yield	0%	0%	0%
Expected multiples	2.2-2.8	2.2-2.8	2.2-2.8
Risk-free interest rate	3.48%-5.06%	3.75%-4.67%	3.84%-4.56%
Expected term (in years)	10	10	10
Fair value of underlying ordinary share (USD)	1.34-3.21	1.08-1.63	1.08-5.03

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. As of December 31, 2025, the Company does not anticipate any dividend payments regularly in the foreseeable future based on the Company’s best estimation. Expected term is the contract life of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date.

(c) Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2023, 2024 and 2025:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	options	exercise price	contractual life	intrinsic value
	(in thousands)	US$	Years	US$
				(in thousands)
Outstanding as of December 31, 2022	1,739	0.10	8.26	2,742
Granted	1,482	0.01
Exercised	(622)	0.03		1,357
Forfeited	(311)	0.04
Outstanding as of December 31, 2023	2,288	0.01	8.45	3,814
Granted	868	0.01
Exercised	(1,287)	0.01		1,662
Forfeited	(224)	0.01
Outstanding as of December 31, 2024	1,645	0.01	8.13	1,759
Granted	349	0.01
Exercised	(1,119)	0.01		3,007
Forfeited	(196)	0.01
Outstanding as of December 31, 2025	679	0.01	7.39	2,253

Vested and exercisable as of December 31, 2023	1,140	0.01	7.66	1,900
Vested and exercisable as of December 31, 2024	966	0.01	7.52	1,033
Vested and exercisable as of December 31, 2025	500	0.01	7.42	1,659

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Share-based Compensation (Continued)

(c) Share options activities (Continued)

The weighted average grant date fair value of options granted for the years ended December 31, 2023, 2024 and 2025 was US$3.00, US$1.27 and US$2.40 per option, respectively. The total grant date fair value of options vested for the years ended December 31, 2023, 2024 and 2025 was RMB27,065, RMB16,009 and RMB9,386, respectively.

It is the Company’s policy to issue new shares upon exercise of share options.

As of December 31, 2023, 2024 and 2025, the total unrecognized compensation expenses related to the options were RMB14,778, RMB6,399 and RMB1,956, respectively. These amounts are expected to be recognized over a weighted average period of 1.52 years, 1.59 years and 1.31 years, respectively.

(d) Restricted share units activities

The following table presents a summary of the Company’s restricted share units activities for the years ended December 31, 2024 and 2025:

Number of
RSUs
(in thousands)
Unvested as of December 31, 2023	2,923
Granted	—
Vested	(2,923)
Forfeited	—
Unvested as of December 31, 2024	—
Granted	—
Vested	—
Forfeited	—
Unvested as of December 31, 2025	—

For the year ended December 31, 2024, no RSUs were granted and there were 2,923,077 RSUs that has been vested. For the year ended December 31, 2025, no RSUs were granted.

It is the Company’s policy to issue new shares upon vested of RSUs.

As of December 31, 2024 and 2025, the total unrecognized compensation expenses related to the RSUs were nil.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Share-based Compensation (Continued)

(e) Share - based compensation of subsidiaries

In January 2024, the subsidiary of the Company, So-Young Medical adopted its own share incentive plan (“So-Young Medical Plan”). The maximum aggregate number of shares available for granting under the So-Young Medical Plan shall be 81,818,182 ordinary shares of So-Young Medical. Certain employees of the Company were granted 56,000,005 share options of So-Young Medical, with an exercise price of US$0.01 per share for the year ended December 31, 2024. There were no share options have been granted and 14,909,092 share options have been forfeited for the year ended December 31, 2025. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model. The weighted average grant date fair value of options granted for the year ended December 31, 2024 was US$0.001 per option. The options granted under the So-Young Medical Plan are scheduled to be vested in four years subject to a service condition with 25% of the options vesting on each anniversary date. The total grant date fair value of options vested for the years ended December 31, 2024 and 2025 was RMB86 and RMB137, respectively. Total share-based compensation expenses for the options granted for the years ended December 31, 2024 and 2025 were RMB65 and RMB89, respectively. As of December 31, 2024 and 2025, the total unrecognized compensation expenses related to the options were RMB288 and RMB142, and the expenses are expected to be recognized over a weighted-average period of 3.00 years and 2.00 years, respectively. As of December 31, 2025, the number of shares available for future grant under the Company’s So-Young Medical Plan was 40,727,269.

20. Net Earnings/(Loss) per Share

Basic and diluted earnings/ (loss) per share have been calculated in accordance with ASC260 for the years ended December 31, 2023, 2024 and 2025:

	For the Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income/(loss)	25,944	(587,182)	(246,905)
Net (income)/loss attributable to non-controlling interests	(4,664)	(2,345)	4,604
Net income/(loss) attributable to So-Young International Inc.	21,280	(589,527)	(242,301)

Denominator:
Weighted average number of ordinary shares outstanding, basic	77,646,899	79,384,454	77,863,698
Weighted average number of ordinary shares outstanding, diluted	78,054,950	79,384,454	77,863,698
Net earnings/(loss) per share, basic	0.27	(7.43)	(3.11)
Net earnings/(loss) per share, diluted	0.27	(7.43)	(3.11)
Net earnings/(loss) per ADS, basic	0.21	(5.72)	(2.39)
Net earnings/(loss) per ADS, diluted	0.21	(5.72)	(2.39)

Basic and diluted earnings/(loss) per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The Group did not include certain share options in the computation of diluted net loss per share for the years ended December 31, 2024 and 2025, because those share options were anti-dilutive.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

21. Commitments and Contingencies

(a) Commitments

Property management fee obligation

The Group leases office space and branded aesthetic centers under non-cancelable operating lease agreements, which expire at various dates through November 2031. Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2025:

Year ending
December 31,
RMB
2026	26,947
2027	26,043
2028	25,074
2029	13,337
2030 and thereafter	6,001
Total	97,402

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group’s accrued expense for litigation liabilities was RMB256 and RMB112 as of December 31, 2024 and 2025, respectively, and the Group recognized RMB1,084, RMB59 and RMB66 litigation expense for the years ended December 31, 2023, 2024 and 2025, respectively. The litigations are mainly in connection with infringement of intellectual property right, including rights of reputation and image rights.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

22. Fair Value Measurement

(a) Assets and liabilities measured at fair value on a recurring basis

The following table summarizes, for assets and liabilities measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2024 and 2025:

		As of December 31,
Financial instruments	Fair value hierarchy	2024	2025
		RMB	RMB
Short-term investments (Note 8)	Level 2	41,221	—
Equity investments with readily determinable fair values (Note 8)	Level 1	2,346	1,467

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

As of December 31, 2024 and 2025, gross unrealized loss of RMB29 and nil were recorded on short-term investments, respectively.

Equity investments with readily determinable fair values

The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Other financial instruments

As of December 31, 2024 and 2025, the carrying values of the following financial instruments are approximated to the fair values. They are not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

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

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Investments under the measurement alternative method and equity method are reviewed periodically for impairment using fair value measurement. As of December 31, 2023, 2024 and 2025, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment losses incurred and recorded in earnings for the years then ended. The Group recognized impairment losses of RMB444, RMB7,350 and nil for those investments for the years ended December 31, 2023, 2024 and 2025, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

22. Fair Value Measurement (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis (Continued)

The Group’s non-financial assets, such as intangible asset, goodwill, property and equipment and operating lease assets, are measured at fair value only if they are determined to be impaired. The inputs used to measure the estimated fair value of such assets are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs used. For the years ended December 31, 2023, 2024 and 2025, the Group recognized RMB844, RMB540,009 and RMB19,710 of impairment loss for the goodwill and long-lived assets.

23. Related Party Transactions

During the years ended December 31, 2023, 2024 and 2025, other than disclosed elsewhere, the Group mainly had the following related party transactions:

Name of entity or individual	Relationships with the Group
Beijing Mevos	Equity investment
Chengdu Zhisu	Equity investment
First BCC	Equity investment
Xingying	Equity investment
Sharing New Medical	Equity investment
Beijing Souyang	Equity investment
Zhejiang Xinyang	Equity investment
Wuhan Future Light Property Service Co., Ltd. (“Future Light”)	Immediate family of subsidiary’s shareholder
Wuhan Yinchuxing Technology Development Co., Ltd. (“Yinchuxing”)	Immediate family of subsidiary’s shareholder
Chutian Laser Group (“Chutian”)	Immediate family of subsidiary’s shareholder
Shanghai Miaoyu Internet Technology Limited (“Miaoyu”)	Equity investment
Yicai	Equity investment

(a) The Group entered into the following transactions with related parties

(i) Provision of service

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Miaoyu	—	—	481
Chengdu Zhisu	1,176	—	—
Xingying	1,157	681	—
First BCC	—	2,012	372
Others	124	213	—

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

23. Related Party Transactions (Continued)

(a) The Group entered into the following transactions with related parties (Continued)

(ii) Loan advanced to the related parties

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Sharing New Medical	8,330	4,954	—
Zhejiang Xinyang	—	500	—

(iii) Repayment of the loan advanced to the related parties

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Sharing New Medical	18,620	13,230	—
Zhejiang Xinyang	—	—	500

(iv) Interest income from related parties

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Sharing New Medical	868	377	—

(v) Impairment of amount due from related parties

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Sharing New Medical	—	13,843	—

(vi) Cost of revenues and expense occurred to the related parties

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Yicai	—	—	1,305
Beijing Mevos	716	274	780
Future Light	1,696	1,149	909
Miaoyu	—	—	202
Beijing Souyang	318	—	—
Yinchuxing	412	412	—
Chutian	134	134	—
Others	189	168	247

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

23. Related Party Transactions (Continued)

(b) Amount due from/ to related parties

(i) Amount due from related parties

	As of December 31,
	2024	2025
	RMB	RMB
Yicai	—	557
Beijing Souyang	638	—
First BCC	—	62
Yinchuxing	50	50
Zhejiang Xinyang	500	—
Others	30	105

(ii) Amount due to related parties

	As of December 31,
	2024	2025
	RMB	RMB
Zhejiang Xinyang	—	500
Beijing Mevos	65	65
First BCC	412	—
Others	—	53

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

The CODM uses gross profit for the Group’s four reportable segments to assess the Group’s overall performance, compare actual results to budgets, and guide decisions on capital investments and other resource allocations.

Aesthetic treatment services group

Segment of aesthetic treatment services group consists of amounts earned from aesthetic treatment services.

Platform service group

Segment of platform service group generates revenue primarily by providing information services and reservation services.

Wuhan Miracle

Wuhan Miracle segment mainly generates revenue from sales of medical equipment and maintenance services, which was acquired by the Group in July 2021.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

24. Segment Information (Continued)

Others

Segment of others generates revenue primarily through sales of medical products, provision of medical aesthetic services displayed on the So-Young Prime, and insurance brokerage services.

The table below summarizes gross profit related segment information used by the CODM to evaluate the Group’s performance. The Group does not allocate any assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues:
Aesthetic treatment services group	12,959	169,263	674,903
Platform service group	889,908	736,607	499,685
Wuhan Miracle	268,756	269,551	200,356
Others	327,716	292,703	166,231
Total	1,499,339	1,468,124	1,541,175
Elimination	(1,310)	(1,426)	(17,765)
Consolidated total revenues	1,498,029	1,466,698	1,523,410

Cost of revenues:
Aesthetic treatment services group	(9,596)	(131,580)	(518,749)
Platform service group	(174,421)	(106,958)	(62,970)
Wuhan Miracle	(140,635)	(144,722)	(110,814)
Others	(220,358)	(185,450)	(104,776)
Total	(545,010)	(568,710)	(797,309)
Elimination	674	1,125	1,586
Consolidated total cost of revenues	(544,336)	(567,585)	(795,723)

Gross profit:
Aesthetic treatment services group	3,363	37,683	156,154
Platform service group	715,487	629,649	436,715
Wuhan Miracle	128,121	124,829	89,542
Others	107,358	107,253	61,455
Total	954,329	899,414	743,866
Elimination	(636)	(301)	(16,179)
Consolidated gross profit	953,693	899,113	727,687

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

24. Segment Information (Continued)

The following table sets forth the breakdown of net revenues by type of good or service for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Aesthetic treatment services group:
Aesthetic treatment services	12,959	169,263	674,903
Platform service group:
Information and reservation services	889,908	736,607	499,685
Wuhan Miracle:
Sales of medical products and maintenance services	268,756	269,551	200,356
Others:
Sales of medical products and maintenance services	66,092	99,855	85,248
Other services	261,624	192,848	80,983
Elimination	(1,310)	(1,426)	(17,765)
Total revenues	1,498,029	1,466,698	1,523,410

The following table presents the depreciation expenses of property and equipment in cost of revenues by segment for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Aesthetic treatment services group	8	172	4,490
Platform service group	588	438	87
Wuhan Miracle	1,220	1,101	1,173
Others	5,359	7,909	11,084
Total depreciation expenses of property and equipment	7,175	9,620	16,834

The following table presents the amortization expenses of intangible assets in cost of revenues by segment for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Aesthetic treatment services group	—	—	648
Wuhan Miracle	12,667	10,202	7,077
Others	9,532	9,528	9,895
Total amortization expense of intangible assets	22,199	19,730	17,620

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

25. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Due to restrictions on distribution of share capital and statutory reserves in the PRC, total restrictions placed on distribution of net assets of the Group’s PRC subsidiaries, the VIEs and VIE’s subsidiaries was RMB1,148,577 and RMB1,185,447 as of December 31, 2024 and 2025, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders.

26. Additional Information—Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments or guarantees as of December 31, 2025.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

26. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(a)Condensed balance sheets of So-Young International Inc.

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	22,732	15,364	2,197
Amounts due from Group companies	1,894,656	1,828,924	261,533
Prepayment and other current assets	3,918	3,120	446
Total current assets	1,921,306	1,847,408	264,176
Non-current assets:
Other non - current assets	—	307	44
Total non-current assets	—	307	44
Total assets	1,921,306	1,847,715	264,220

Liabilities
Current liabilities:
Amounts due to VIE companies	27,518	27,922	3,993
Amounts due to Group companies	25,866	31,422	4,493
Accrued expenses and other current liabilities	1,204	2,632	377
Total current liabilities	54,588	61,976	8,863
Non-current liabilities:
Investment deficit of subsidiaries and VIEs	27,597	232,424	33,236
Total non-current liabilities	27,597	232,424	33,236
Total liabilities	82,185	294,400	42,099

Shareholders’ deficit
Treasury stock	(376,690)	(391,944)	(56,047)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2024 and December 31, 2025; 77,897,969 and 65,659,510 shares issued and outstanding as of December 31, 2024; 79,016,808 and 65,089,482 shares issued and outstanding as of December 31, 2025, respectively)	253	257	37
Class B ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2024 and December 31, 2025; 12,000,000 shares issued and outstanding as of December 31, 2024 and December 31, 2025)	37	37	5
Additional paid-in capital	3,069,799	3,059,764	437,540
Statutory reserves	40,552	46,448	6,642
Accumulated deficit	(926,390)	(1,174,587)	(167,964)
Accumulated other comprehensive income	31,560	13,340	1,908
Total shareholders’ equity	1,839,121	1,553,315	222,121
Total liabilities and shareholders’ equity	1,921,306	1,847,715	264,220

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

26. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(b)Condensed statements of comprehensive (loss)/income of So-Young International Inc.

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(8,786)	(5,649)	(7,297)	(1,043)
Loss from operations	(8,786)	(5,649)	(7,297)	(1,043)
Share of income/(loss) of subsidiaries and VIEs	17,230	(596,115)	(234,768)	(33,571)
Income/(Loss) from non-operations	12,836	12,237	(236)	(35)
Net income/(loss)	21,280	(589,527)	(242,301)	(34,649)

Net income/(loss)	21,280	(589,527)	(242,301)	(34,649)
Other comprehensive income/(loss):
Foreign currency translation adjustment	14,078	13,375	(18,220)	(2,605)
Total comprehensive income/(loss)	35,358	(576,152)	(260,521)	(37,254)

(c)Condensed statements of cash flows of So-Young International Inc.

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net cash used in operating activities	(7,914)	(20,867)	(4,997)	(715)

Cash flows from investing activities:
Purchase of short-term investments and term deposits	(491,162)	—	(28,576)	(4,086)
Proceeds from maturities of short-term investments and term deposits	411,184	285,025	28,412	4,063
Loans to Group companies	(178,985)	(244,570)	(53,138)	(7,599)
Repayments from Group companies	237,747	31,499	77,791	11,124
Net cash (used in)/provided by investing activities	(21,216)	71,954	24,489	3,502

Cash flows from financing activities:
Net cash used in financing activities	(125,426)	(61,512)	(27,754)	(3,969)

Effect of exchange rate changes on cash and cash equivalents	19,684	24,929	894	128
Net (decrease)/increase in cash and cash equivalents	(134,872)	14,504	(7,368)	(1,054)
Cash and cash equivalents at beginning of year	143,100	8,228	22,732	3,251
Cash and cash equivalents at end of year	8,228	22,732	15,364	2,197

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

27. Subsequent Events

In March 2026, the board of directors of the Company authorized an extension of its existing share repurchase program, initially approved on March 18, 2024 (the “Share Repurchase Program”). Under the terms of the Share Repurchase Program, the Company is authorized to repurchase up to US$25,000 in ADSs or ordinary shares over a 12-month period between March 22, 2024 and March 21, 2025. In March 2025, the board of directors of the Company authorized an extension of the Share Repurchase Program, which has been extended for an additional 12 - month period through March 31, 2026. In 2024 and 2025, the Company repurchased an aggregate of approximately 4.8 million ADSs. The Share Repurchase Program has now been extended for an additional 12-month period through March 31, 2027, with all other terms and conditions remaining unchanged. As of the date of this annual report, the Company has repurchased approximately 4.8 million ADSs (equivalent to 3.7 million ordinary shares) for approximately US$4.7 million under this program.